Form 10-K, Exhibit 13
period 1993-12-31
TIMKEN CO
filed 1994-03-30
CIK 98362

EXHIBIT 13



Financial Summary
                                                 1993            1992
_____________________________________________________________________________
                                               (Thousands of dollars,
                                               except per share data)

Net sales                                      $1,708,761      $1,642,310
Income (loss) before income taxes and
  cumulative effect of accounting changes         (20,919)         13,431
Provision (credit) for income taxes                (3,250)          8,979
Income (loss) before cumulative effect of
  accounting changes                              (17,669)          4,452
Cumulative effect of accounting changes on
  prior years (net of income tax benefit of
  $132,971)                                      (254,263)            -0-
Net income (loss)                              $ (271,932)     $    4,452
Net income (loss) per share                        $(8.86)          $0.15
Dividends paid per share                           $ 1.00           $1.00

     The 1993 loss includes an impairment and restructuring charge of $48,000,000;
     $33,126,000 net of tax, as described in
     Note 3 to the financial statements.



In 1993, The Timken Company improved financial performance for the second consecutive year. Excluding restructuring charges and accounting changes, net income was $15.5 million, up $11 million from 1992. Net sales grew 4%. The year ended strong with record fourth quarter sales.

To further improve performance, the company is moving aggressively to reduce costs and improve efficiencies in both its administrative and manufacturing operations. Additionally, marketing and manufacturing groups have been restructured and realigned to increase customer focus and, ultimately, improve competitiveness in profitable, high-volume markets.

In the following pages, you can see how The Timken Company -- and its associates -- have been crafting a new framework for success.


Quarterly Financial Data

                                                      Net
                                                      Income
                                         Net          (Loss)         Dividends      Stock Prices
                   Net        Gross      Income       per            per          _________________
1993               Sales      Profit     (Loss)(1,2)  Share(1,2,3)   Share         High      Low
                                          <F1> <F2>   <F1><F2><F3>
___________________________________________________________________________________________________
First Quarter   $  422,477    $ 87,312   $(251,081)   $(8.22)        $ .25       $30-5/8   $26-1/2
Second Quarter     441,241      99,350       9,556       .31           .25        34-3/8    29-1/2
Third Quarter      405,538      75,557        (446)     (.01)          .25        34-7/8    29-3/4
Fourth Quarter     439,505      80,378     (29,961)     (.97)          .25        34-5/8    29-7/8
_____________________________________________________________________________
                $1,708,761    $342,597   $(271,932)   $(8.86)        $1.00
_____________________________________________________________________________
 1992
___________________________________________________________________________________________________

First Quarter   $  420,936    $ 90,770   $   4,907    $ .16          $ .25       $27-7/8   $23-1/4
Second Quarter     419,181      90,505       3,373      .11            .25        30-1/2    25-3/4
Third Quarter      404,018      82,624      (3,940)    (.13)           .25        28-5/8    25
Fourth Quarter     398,175      81,900         112      -0-            .25        27-7/8    23-1/8
____________________________________________________________________________
                $1,642,310    $345,799   $   4,452    $ .15          $1.00
____________________________________________________________________________


<F1>
(1) As described in Note 2 to financial statements, effective January 1, 1993, the company recorded a one-time charge of $254,263,000 or $8.29 per share related primarily to a change in accounting for retiree medical benefits.  1993 income (loss) before the cumulative effect of accounting changes was $(17,669,000), or $(.57) per share.

<F2>
(2) Fourth quarter 1993 includes an impairment and restructuring charge of $48,000,000, $33,126,000 net of tax.

<F3>
(3) Annual net income (loss) per share does not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Management's Discussion and Analysis - Summary

    The Timken Company achieved record annual and fourth quarter sales in 1993.

    To help future performance growth, the company has moved aggressively to reduce costs, advance manufacturing process quality, increase efficiency and enhance customer service. Much progress was made in 1993. Even more is expected during the next four years.

    In North America, steel and automotive bearing sales increased substantially, while only moderate gains were made in higher-value industrial bearing sales. Bearing sales to aftermarket, railroad, aerospace and U.S. export customers fell due to weak markets. Continued recessionary economies in Europe and Japan limited our opportunities there. In addition, significantly higher costs for scrap steel contributed to a slightly lower gross profit for the year.

    Improvements in manufacturing efficiencies, success in implementing programs to improve on-time deliveries and reduce inventories, and aggressive administrative streamlining activities strengthened the company's performance. At December 31, 1993, the streamlining effort, begun in 1992, was ahead of schedule to extract $60 million in annual administrative costs from 1991 levels. All these savings may not be reflected in future operating income as inflation and new initiatives designed to expand the company's business may offset some of these reductions. Selling, administrative and general expenses in 1993 were 7.6% lower than in 1992.

    In 1993, the company began a program aimed at reducing significantly annual costs in its manufacturing plants. The majority of a $48 million pre-tax charge, recorded in the fourth quarter of 1993, was related to this. The global program is expected to begin showing results in 1995 and be largely completed by 1997. While this initiative is expected to lead to improved margins in all product lines, additional effort is being directed at either enhancing the profitability of low-margin products or eliminating them. Furthermore, organizational realignments will increase customer focus and, ultimately, should improve the company's competitiveness in higher-margin markets.

    The company adopted Statements of Financial Accounting Standards (FAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" No. 109, "Accounting for Income Taxes;" and No. 112, "Employers' Accounting for Postemployment Benefits" in the first quarter of 1993. This resulted in a one-time, cumulative effect, non-cash charge to net income of $254.3 million and increased the company's 1993 pre-tax expense for postretirement benefits by about $19 million.

    During the first quarter of 1993, the company announced that British Timken's Daventry bearing manufacturing operations would be consolidated into other plants by mid-1994.

    During the second quarter of 1993, the company's subsidiary, MPB Corporation, completed its acquisition of equipment and inventory from the U.S. jet engine bearing operations of The Torrington Company, a subsidiary of Ingersoll-Rand Company. Also during the quarter, the company's subsidiary, Latrobe Steel Company, announced it will establish a service center for bar products near Franklin, Pennsylvania. Start-up of the facility is planned for April 1994.

    In May 1993, the U.S. Department of Commerce determined that Brazilian steel was being dumped in the U.S. market at prices up to 27% below fair value. This government action was in response to an anti-dumping petition filed in 1992 by the company and Republic Engineered Steels, Inc. In July 1993, the International Trade Commission (ITC) ruled that domestic producers of special quality finished hot-rolled steel bars are not being injured by imports from Brazil. The company and Republic appealed this ruling during the third quarter to the U.S. Court of International Trade in New York. The company believes that the ITC ruled incorrectly and that its determination is not supported by fact.

    In September 1993, the company's Steel Business began operation of its St. Clair Precision Tubing Components plant in Eaton, Ohio. The facility produces sub-components for automotive and industrial customers.

Consolidated Statement of Income

The Timken Company and Subsidiaries
                                                                Year Ended December 31
_____________________________________________________________________________________________________
                                                        1993               1992              1991
_____________________________________________________________________________________________________

                                                       (Thousands of dollars, except share data)
Net sales                                           $ 1,708,761        $ 1,642,310        $1,647,425
Cost of products sold                                 1,366,164          1,296,511         1,309,893
_____________________________________________________________________________________________________
       Gross Profit                                     342,597            345,799           337,532
Selling, administrative and general expenses            274,141            296,826           297,660
Impairment and restructuring charges                     48,000              -0-              41,000
_____________________________________________________________________________________________________
       Operating Income (Loss)                           20,456             48,973            (1,128)

Interest expense                                        (29,619)           (28,660)          (26,673)
Other-net                                               (11,756)            (6,882)          (14,149)
_____________________________________________________________________________________________________
       Other Income (Expense)                           (41,375)           (35,542)          (40,822)
_____________________________________________________________________________________________________
       Income (Loss) Before Income Taxes and
       Cumulative Effect of Accounting Changes          (20,919)            13,431           (41,950)
Provision (credit) for income taxes                      (3,250)             8,979            (6,263)
_____________________________________________________________________________________________________
       Income (Loss) Before Cumulative Effect
       of Accounting Changes                            (17,669)             4,452           (35,687)



Cumulative effect of accounting changes on prior
  years (net of income tax benefit of $132,971)        (254,263)              -0-              -0-
_____________________________________________________________________________________________________
       Net Income (Loss)                            $  (271,932)       $     4,452       $   (35,687)
_____________________________________________________________________________________________________

Earnings Per Share:
  Income (loss) before cumulative effect of
    accounting changes                              $     (0.57)       $      0.15       $     (1.21)
  Cumulative effect of accounting changes                 (8.29)               -0-               -0-
_____________________________________________________________________________________________________

       Net Income (Loss) Per Share                  $     (8.86)       $      0.15       $     (1.21)
_____________________________________________________________________________________________________

Average number of common shares outstanding          30,680,372         30,196,346        29,599,552
_____________________________________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Income

1993 compared to 1992

Net sales increased 4% from 1992. Gross profit was slightly lower due to a less-favorable sales mix, continuing poor business conditions in Europe, higher costs for steel scrap and additional annual expense resulting from the adoption of FAS No. 106. These effects were offset partially by more-efficient manufacturing, better on-time delivery and lower inventory levels. Inventory reductions generated LIFO income credits of $18.5 million compared to $0.9 million in 1992. Operating income for 1993 declined to 1.2% of net sales compared to 3% in 1992. Excluding the $48 million impairment and restructuring charge, 1993 operating income would have increased to 4% of net sales. The major contributor was reduced selling, administrative and general expenses resulting from aggressive administrative streamlining activities.

     In December 1993, the company initiated a program to accelerate significantly continuous improvement in its manufacturing plants worldwide. The program, which is designed to improve profitability, create more value for customers and strengthen the company's lead over competitors, is expected to reduce employment by approximately 2,200 over the next four years based on the current level of business. Certain costs to implement this program, approximately $28 million, were charged to operations in 1993 as part of a $48 million impairment and restructuring charge. The $28 million, which includes separation and related expenses, will be paid primarily over the next four years from cash expected to be generated from operations. The balance of the $48 million includes a non-cash charge of $17 million for the writedown of inventories, impaired property, plant and equipment and the company's equity investment in its foreign joint venture, Tata Timken Limited. The future reduction of depreciation expense resulting from the writedown of property, plant and equipment is not expected to impact materially future earnings.
The charge also includes $3 million for additional administrative streamlining. The program is expected to show positive results by 1995 and reduce annual costs significantly by 1998. Unrelated decisions could affect the degree to which these savings directly reduce cost of products sold.

     Net sales in the Bearing Business were relatively unchanged in 1993. As in 1992, product mix was skewed toward lower-margin product. Sales volume in U.S. automotive and industrial product lines showed improvement.
Aftermarket, railroad and U.S. export sales were weak. Defense and aerospace sales remained depressed. Selling price increases, which were difficult to achieve in 1993, did not cover inflation. In addition, the recession in Europe continued to hurt the Bearing Business. Improved productivity, LIFO income credits and lower selling, administrative and general expenses helped to offset the effects of lower volume and the unfavorable sales mix.

     The Steel Business increased net sales in 1993 by about 17%. This resulted primarily from substantial increases in alloy bar volume, with growth occurring in almost all product lines. Selling prices remained unchanged from 1992. The added volume, improved plant operating levels, increased productivity and reduced manufacturing costs contributed to higher profitability compared to 1992. Furthermore, the Steel Business has begun to realize the expected benefits from the $47 million investment in the continuous caster at the Harrison Steel Plant in Canton and the $40 million investment in the Precision Forging Facility at the Latrobe Steel Company subsidiary in Pennsylvania, both of which were completed in the third quarter of 1992. Reduced selling, administrative and general expenses also
contributed to improved profitability.   Steel Business profit was hurt,
however, by higher scrap steel costs in the second half of 1993. The company expects scrap prices to remain high, but plans to recover the additional cost through price increases.

     Companywide, selling, administrative and general expenses were reduced to $274.1 million in 1993 from $296.8 million in 1992. Progress made in the administrative streamlining effort during 1993 exceeded expectations.
Actions taken to date to reduce costs will not only result in annualized net savings of more than $50 million compared to 1991 cost levels, but also increase the overall effectiveness and efficiency with which remaining functions are performed. The company expects to meet its goal of removing $60 million from the 1991 administrative cost structure by mid-1995.
Selling, administrative and general expenses may not reflect all of this reduction due to inflation and the possible initiation of programs designed to expand the company's business.

     Other income and expense for 1993 reflect greater expense than incurred during 1992 due in part to charges related to the company's joint venture in India. Interest expense in 1993 was similar to 1992 as the majority of the company's debt is at fixed interest rates.

     In 1993, the company had taxable income but a pre-tax loss for financial reporting purposes. The difference was primarily the result of the impairment and restructuring charge and certain accrued expenses for associate benefits, which will not be tax deductible until some future date. In 1992, these income amounts were comparable to each other. The Revenue Reconciliation Act of 1993 did not have an adverse material effect on 1993 income taxes and is not expected to significantly affect the company's future earnings.

1992 compared to 1991

Net sales declined slightly during 1992 as a result of lower sales volume. This was attributed primarily to soft U.S. markets and the continued weakening of the European economy. Gross profit, however, increased in 1992 to 21.1% of net sales from 20.5% in 1991 as a direct result of the company's efforts to reduce costs and increase manufacturing efficiencies. Gross profit for 1992 included LIFO income credits of $0.9 million compared to $15.4 million in 1991. Excluding the effect of the inventory credits in both periods, gross profit would have been 21% of net sales in 1992 and 19.6% in 1991. The company's efforts to reduce administrative costs contributed to a $9.1 million increase in operating income in 1992, excluding the effect of a $41 million restructuring charge in 1991. In 1991, taxable income exceeded pre-tax book income primarily due to restructuring charges.

Consolidated Balance Sheets

The Timken Company and Subsidiaries

                                                         December 31
__________________________________________________________________________
                                                       1993        1992
__________________________________________________________________________
                                                    (Thousands of dollars)

Assets
Current Assets
     Cash and cash equivalents                      $    5,284 $    7,863
     Accounts receivable, less allowances,
            1993-$6,292; 1992-$4,948                   223,097    198,549
     Deferred income taxes                              58,220     38,658
     Inventories:
            Manufacturing supplies                      39,392     44,150
            Work in process and raw materials          175,920    165,995
            Finished products                           84,471    100,802
__________________________________________________________________________
                                                       299,783    310,947
__________________________________________________________________________
                           Total Current Assets        586,384    556,017

Property, Plant and Equipment
     Land and buildings                                347,757    344,623
     Machinery and equipment                         1,799,892  1,743,979
__________________________________________________________________________
                                                     2,147,649  2,088,602
     Less allowances for depreciation                1,122,985  1,039,598
__________________________________________________________________________
                                                     1,024,664  1,049,004
Other Assets
     Costs in excess of net assets of acquired
     business, net of amortization,
     1993-$9,242; 1992-$6,665                           93,825     96,402
     Deferred income taxes                              52,902        -0-
     Miscellaneous receivables and other assets         21,401     27,406
     Deferred charges and prepaid expenses              10,543      9,621
__________________________________________________________________________
                                                       178,671    133,429
__________________________________________________________________________
                                                    $1,789,719 $1,738,450
__________________________________________________________________________



Management's Discussion and Analysis of the Balance Sheets

The consolidated balance sheets continue to indicate that the company's financial position is solid and one of the best in its industries.

     Total assets grew by $51.3 million from 1992, primarily as a result of increased accounts receivable and deferred income taxes. The 1993 increase in accounts receivable relates directly to higher sales in December 1993. The days sales outstanding as of year-end 1993 reflects a slight decrease from 1992.

     Deferred taxes increased primarily as a result of the adoption of FAS No. 106. Before its adoption, the company's net deferred tax liability was $49.5 million. Afterward, the company's net deferred tax position is an asset of $111.1 million. Management has evaluated this asset using the "more likely than not" criterion established by FAS No. 109 and believes that sufficient taxable income will be generated to realize the asset over the long period that the postretirement benefit obligation will be paid.

     For the third consecutive year, the company reduced inventories. During 1993, inventories were cut by $11.2 million due to structural changes resulting from improved scheduling and manufacturing processes. Inventory days declined by 11% during 1993.

     The company uses the LIFO method of accounting for about 75% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces the distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than were it based on replacement value.

     The increase in current and non-current liabilities is the result of the 1993 impairment and restructuring charge and the adoption of FAS No. 106, respectively. The cumulative effect of accounting changes adopted in 1993 reduced shareholders' equity by $254.3 million.

                                                          December 31
___________________________________________________________________________
                                                        1993       1992
___________________________________________________________________________
                                                    (Thousands of dollars)

Liabilities and Shareholders' Equity
Current Liabilities
     Accounts payable and other liabilities         $  221,265 $  167,388
     Accrued pension contributions                      11,377     12,523
     Accrued postretirement benefits cost               24,330        -0-
     Salaries, wages and payroll taxes                  60,680     57,047
     Commercial paper                                   62,907     71,730
     Short-term debt                                    32,129     64,423
     Income taxes                                       19,443      6,468
     Current portion of long-term debt                     282     10,885
___________________________________________________________________________
            Total Current Liabilities                  432,413    390,464

Non-Current Liabilities
     Long-term debt                                    181,158    173,477
     Accrued pension cost                              117,396    101,300
     Accrued postretirement benefits cost              373,440        -0-
     Deferred income taxes                                 -0-     88,146
___________________________________________________________________________
                                                       671,994    362,923

Shareholders' Equity
     Class I and II Serial Preferred Stock without
     par value:
            Authorized-10,000,000 shares each class,
              none issued                                  -0-        -0-
     Common stock without par value:
            Authorized-100,000,000 shares
            Issued (including shares in treasury)
              30,842,952 shares in 1993;
              30,625,858 shares in 1992
            Stated capital                              53,064     53,064
            Other paid-in capital                      247,699    241,268
     Earnings invested in the business                 402,566    705,176
     Foreign currency translation adjustment           (18,016)   (11,475)
___________________________________________________________________________

                                                       685,313    988,033
     Less cost of common stock in treasury
       (1993-40 shares; 1992-108,307 shares)                 1      2,970
___________________________________________________________________________

         Total Shareholders' Equity                    685,312    985,063
                                                    $1,789,719 $1,738,450
___________________________________________________________________________


See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

    Debt decreased $44 million to $276.5 million as a result of close management of working capital and careful scrutiny of capital expenditures. 1993 capital spending of $92.9 million was $46.2 million lower than in 1992 and did not exceed depreciation. During 1992, capital expenditures included spending for two large projects in the Steel Business. In addition, certain other capital investments, which would have increased 1993 spending, were delayed in September 1992. During the second quarter of 1993, the company resumed work on its 21st century bearing project, which includes a plant in Asheboro, North Carolina. The status of a plant in Europe, also delayed in 1992, remains unchanged.

    The ratio of debt to total capital increased to 28.7% from 24.5% in 1992, primarily due to the reduction of equity for the cumulative effect of accounting changes. Excluding this item, debt to total capital would have declined to 22.7%.

    To increase financial flexibility, the company amended its revolving credit agreement effective February 26, 1993, to reduce the consolidated tangible net worth plus subordinated liabilities requirement from $900 million to $850 million. The cumulative effect of the accounting changes is disregarded for purposes of this requirement. In addition, the amount of credit available was reduced from $350 million to $300 million. At December 31, 1993, the company had $205 million available through this unsecured credit agreement.

Consolidated Statements of Cash Flows

The Timken Company and Subsidiaries

                                              Year Ended December 31
___________________________________________________________________________
                                          1993          1992       1991
___________________________________________________________________________
                                              (Thousands of dollars)

Cash Provided (Used)

Operating Activities
  Net income (loss)                     $(271,932)   $   4,452  $ (35,687)
  Adjustments to reconcile net income
   (loss) to net cash provided by
   operating activities:
    Cumulative effect of accounting
     changes                              254,263        -0-        -0-
    Depreciation and amortization         118,403      114,433    109,252
    Impairment and restructuring
     charges                               48,000        -0-       41,000
    Deferred income tax credit            (28,733)      (2,104)   (16,198)
    Common stock issued in lieu
     of cash to benefit plans               3,924        8,184      9,617
    Changes in operating assets
     and liabilities:
         Accounts receivable              (27,233)     (16,177)    23,685
         Inventories and other assets      10,685       (1,732)    43,203
         Accounts payable and accrued
          expenses                         45,944        9,235    (34,426)
         Foreign currency translation
          (gain) loss                         399         (790)       (27)
___________________________________________________________________________
         Net Cash Provided by
          Operating Activities            153,720      115,501    140,419

Investing Activities
  Purchases of property, plant and
   equipment-net                          (89,049)    (136,122)  (140,126)

Financing Activities
  Purchases of treasury shares               -0-         -0-       (2,258)
  Cash dividends paid to shareholders     (25,202)     (22,435)   (23,071)
  Proceeds from issuance of long-term
   debt                                      -0-        50,000     23,000
  Payments on long-term debt               (2,847)      (3,543)    (2,950)
  Commercial paper activity-net            (8,824)         864    (68,210)
  Short-term debt activity-net            (30,134)       2,215     53,058
___________________________________________________________________________
         Net Cash Provided (Used) by
          Financing Activities            (67,007)      27,101    (20,431)
Effect of exchange rate changes on
 cash                                        (243)        (890)      (387)
___________________________________________________________________________
         Increase (Decrease) In Cash
          and Cash Equivalents             (2,579)       5,590    (20,525)
Cash and cash equivalents at beginning
 of year                                    7,863        2,273     22,798
___________________________________________________________________________
         Cash and Cash Equivalents at
          End of Year                   $   5,284    $   7,863  $   2,273
___________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Cash Flows 1993 compared to 1992

Net cash provided from operating activities increased 33% to $153.7 million in 1993 due to changes in operating assets and liabilities. Cash generated from net income was basically unchanged from 1992. Cash generated from changes in operating assets and liabilities was primarily due to higher accounts payable and income taxes payable. In addition, the company reduced inventories by $11.2 million in 1993 following a $9.1 million decline in 1992. These reductions resulted from improved manufacturing and scheduling practices.

     Capital expenditures were $92.9 million in 1993 compared to $139.1 in 1992. During 1992, some capital investments were delayed, which lowered 1993 spending. It is expected that capital expenditures will approximate depreciation expense in 1994.

     The company reduced its debt by $44 million during the year through aggressive management of its working capital and capital expenditures. In 1993, the company extended $8 million of Ohio Water Development Bonds from

1993 to 2007 and replaced the fixed interest rate of 8.95% with a floating rate, which averaged 2.31% during 1993. By the end of 1994, the company expects to further decrease its debt level. The company expects that cash generated from operating activities during 1994 will be sufficient to fund capital expenditures and pay interest and dividends.

1992 compared to 1991

Net cash provided from operations fell 17.7% as the increase in cash from net income and operating activities did not offset the decrease resulting from changes in operating assets and liabilities. During 1992, the company reduced inventories by $9.1 million compared to a reduction of $59.5 million in 1991. The company's 1992 capital expenditures were $139.1 million, which included spending for a $47 million continuous caster at the Harrison Steel Plant and a $40 million Precision Forging Facility at the Latrobe Steel Company subsidiary. The company issued $50 million of medium-term notes to replace commercial paper and short-term debt and extended the scheduled maturity of $21.7 million of Ohio Air and Water Bonds from 1995 to 2001. Total debt increased by $47.4 million. However, by delaying certain capital projects and by implementing other cost control initiatives, the company was able to reduce debt by $32.8 million from October through December of 1992.

Management's Discussion and Analysis of Other Information

In 1993, the company reduced its discount rate assumption for U.S.-based pension and postretirement benefit plans from 9.5% to 7.5% and made other actuarial assumption changes in its calculation of future pension and postretirement medical expense. As a result of these revisions and other plan changes, annual pension expense is expected to increase by approximately $13 million in 1994. The impact of the discount rate change for postretirement medical expenses was offset by a decrease in the assumed medical inflation trend rate.

     The company continues to focus on protecting the environment and compliance with environmental protection laws. In doing so, the company has invested in pollution control equipment and updated plant operational practices. To the extent that the company's non-U.S. competitors are not subject to similar laws and regulations in their home countries, the company is placed at a competitive disadvantage.

     It is very difficult to assess the possible effect of compliance with future requirements that may differ from existing ones. The company believes that the effect of amendments to the Clean Air Act of 1990 on its utility suppliers will increase its costs for electricity by $4 million to $5 million annually by 1995. Furthermore, regulations related to these amendments have been proposed that, if adopted, would mandate significant changes in the way the company monitors air emissions. This would require capital expenditures in excess of $1 million and the addition of personnel. A large cross section of industries have expressed opposition to the proposed regulations for a variety of reasons. It is possible that the U.S. Environmental Protection Agency (EPA) may amend the regulations before they are adopted, lessening substantially their impact on the company.

     The company and its U.S. subsidiaries are involved as potentially responsible parties (PRP), as named by the EPA, for the clean-up of hazardous waste at five non-company sites. It is believed the company's share of liability for these sites would not be material to its financial condition or results of operations because of the company's uncertain or limited involvement at these sites and the number of other identified PRPs. In 1993, the company and its Latrobe Steel subsidiary each participated in one minor settlement agreement, which terminated their respective clean-up obligations at two other sites.

     The company's MPB Corporation subsidiary is engaged in environmental clean-up projects at its manufacturing locations in New Hampshire. The costs for these projects, estimated at slightly over $3 million, were recorded previously. A portion of these costs will be recovered from a former owner of the property. MPB has filed suit against its insurance companies for reimbursement of clean-up costs. The full extent of reimbursement cannot be estimated. In late 1993, MPB was notified by the city of Keene, New Hampshire, that city officials were looking to MPB to contribute to the costs of cleaning up alleged soil and groundwater contamination of a city dump, which allegedly had been used by MPB along with many others for industrial waste disposal. This is not a superfund site. No specific monetary request has been made at this time.

     In December 1993, MPB announced the formation of MPB Singapore PTE. LTD., which will open a manufacturing facility in Singapore. This facility is to be operational by early summer 1994. This will improve service to MPB's existing Pacific Rim area customers and provide direct participation in new growth markets and products.

Consolidated Statement of Shareholders' Equity
The Timken Company and Subsidiaries
                                       Common Stock
                                    __________________    Earnings     Foreign
                                               Other      Invested    Currency
                                    Stated     Paid-In     in the    Translation  Treasury
                                    Capital    Capital    Business   Adjustment   Stock      Total
_______________________________________________________________________________________________________
                                                           (Thousands of dollars)
Year Ended December 31, 1991
  Balance at January 1, 1991         $ 53,064  $ 243,683  $ 796,230   $ 16,965    $(35,241) $1,074,701
  Net loss                                                  (35,687)                           (35,687)
  Dividends paid - $1.00 per share                          (29,612)                           (29,612)
  Treasury share activity - net                   (1,276)                           15,176      13,900
  Foreign currency translation
    adjustments (net of income
    tax benefit of $734)                                                (4,331)                 (4,331)
_______________________________________________________________________________________________________
  Balance at December 31, 1991         53,064    242,407    730,931     12,634     (20,065)  1,018,971

Year Ended December 31, 1992
  Net income                                                  4,452                              4,452
  Dividends paid - $1.00 per share                          (30,207)                           (30,207)
  Treasury share activity - net                   (1,139)                           17,095      15,956
  Foreign currency translation
    adjustments (net of income
    tax benefit of $4,170)                                             (24,109)                (24,109)
_______________________________________________________________________________________________________
Balance at December 31, 1992           53,064    241,268    705,176    (11,475)     (2,970)    985,063

Year Ended December 31, 1993
  Net loss                                                 (271,932)                          (271,932)
  Dividends paid - $1.00 per share                          (30,678)                           (30,678)
  Treasury share activity - net                      125                             2,969       3,094
  Issuance of common stock                         6,306                                         6,306
  Foreign currency translation
    adjustments (net of income
    tax benefit of $2,112)                                              (6,541)                 (6,541)
_______________________________________________________________________________________________________
Balance at December 31, 1993         $ 53,064  $ 247,699  $ 402,566    $(18,016)  $     (1) $  685,312
_______________________________________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

                                                   24

Notes to Consolidated Financial Statements

The Timken Company and Subsidiaries

1. Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and all of its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Inventories: Inventories are valued at the lower of cost or market, principally by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $159,867,000 and $180,465,000 greater at December 31, 1993 and 1992, respectively.

     In each of the past three years, inventory quantities were reduced.
These reductions resulted in liquidations of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidations was to decrease the net loss by approximately $11,600,000 in 1993 and $10,200,000 in 1991 or $.38 and $.34 per share, respectively. The effect of LIFO inventory reductions in 1992 was not material.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets.

Costs in Excess of Net Assets of Acquired Business: Costs in excess of net assets of acquired business are amortized on the straight-line method over 40 years.

Income Taxes: The company uses the liability method of accounting for income taxes in accordance with the provisions of FAS No. 109, "Accounting for Income Taxes." Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

     The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately
$50,000,000 at December 31, 1993. Accordingly, U.S. income taxes have not been provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

Foreign Exchange Contracts: The company enters into foreign exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchase of inventory and equipment. As these exchange contracts qualify for accounting as designated hedges, the realized and unrealized gains and losses are deferred and included as a component of the related transaction. At December 31, 1993, the company had outstanding foreign exchange contracts totalling $29,038,000, which approximates their fair value. The fair value of foreign exchange contracts is estimated based on quoted market prices of comparable contracts.

Earnings Per Share: Earnings per share are computed by dividing net income by the average number of common shares outstanding during the year. Dilutive common stock equivalents are not material and, therefore, are not included in the computation of primary earnings per share.

2.  Accounting Changes

Effective January 1, 1993, the company and its subsidiaries adopted FAS No.
106, "Employers' Accounting for Postretirement Benefits Other Than Pensions,"
No. 109, "Accounting for Income Taxes," and No. 112, "Employers' Accounting for Postemployment Benefits."

                                     25

Notes to Consolidated Financial Statements

The adoption of these accounting standards resulted in a one-time, non-cash charge to income of $254,263,000 ($8.29 per share) for the cumulative effect of the accounting changes for periods prior to 1993. The charge relates primarily to the adoption of FAS No. 106. In addition, these accounting changes resulted in an increase in the loss before the cumulative effect of accounting changes for 1993 of approximately $10,000,000 ($.33 per share).

3. Impairment and Restructuring Charges

During the fourth quarter of 1991, the company initiated a program to streamline operations, strengthen its strategic long-term position and significantly reduce costs. In connection with this program, the company recorded a provision for restructuring of $41,000,000, which increased the 1991 net loss by $26,650,000 or $.90 per share. The program has been largely implemented and included the write-off of certain non-strategic assets, the consolidation of certain operations and the recognition of certain pension costs, severance pay and outplacement services for terminated associates.

     During 1993, further opportunities were identified to streamline the company and strengthen its strategic long-term position. Accordingly, in the fourth quarter of 1993, the company initiated a program to significantly accelerate continuous improvement in its manufacturing plants worldwide. The company recorded a pre-tax charge of $48,000,000 to cover certain costs associated with the program, other costs related to manufacturing restructuring and severance and the writedown of certain impaired assets.
The charge increased the 1993 net loss by $33,126,000 or $1.08 per share.

4. Financing Arrangements

Long-term debt at December 31, 1993 and 1992, was as follows:
                                                         1993       1992
===========================================================================
                                                     (Thousands of dollars)
Fixed Rate Medium-Term Notes, Series A,
  due at various dates through September 2002,
  with interest rates ranging from 7.20% to 9.25%      $133,000   $133,000
7.50%, State of Ohio Pollution Control Revenue
  Refunding Bonds, maturing on January 1, 2002           17,000     17,000
8.95%, State of Ohio Water Development Revenue Bonds        -0-      8,000
Variable rate State of Ohio Water Development Revenue
  Refunding Bonds, maturing May 1, 2007 (2.75% at
  December 31, 1993)                                      8,000        -0-
Variable rate State of Ohio Air Quality and Water
  Development Revenue Refunding Bonds, maturing on
  June 1, 2001 (2.75% at December 31, 1993)              21,700     21,700
Other                                                     1,740      4,662
__________________________________________________________________________
                                                        181,440    184,362
Less current maturities                                     282     10,885
__________________________________________________________________________
                                                       $181,158   $173,477
==========================================================================

     The aggregate maturities of long-term debt for the five years subsequent to December 31, 1993, are as follows: 1994--$282,000; 1995--$30,270,000;
1996--$217,000; 1997--$30,239,000; 1998--$23,209,000.

     Interest paid in 1993, 1992 and 1991 approximated $31,290,000,
$31,137,000 and $27,371,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $1,700,000 in 1993, $2,229,000 in 1992 and $1,987,000 in 1991 as a part of major capital additions.

     At December 31, 1993, the company had available $205,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks. The agreement, which expires in August 1996, bears interest based upon any one of three rates at the company's option--prime, London Interbank Offered Rate
(LIBOR) or the adjusted certificate of deposit rate. The agreement contains certain restrictions relating to investments held and other borrowings by the company and its subsidiaries and restricts borrowing on assets other than accounts receivable. Additionally, the company is required to meet tangible net worth and borrowing covenants. At December 31, 1993, the company was $36,000,000 above the required net worth minimum.

                                     26

     The company entered into an interest rate swap agreement to reduce the impact of changes in interest rates on its short-term borrowings. This agreement covers $50,000,000 of short-term borrowings and expires November
15, 1994. The differential between the variable rates on the related short-term borrowings and the fixed rate provided by the agreement is accrued to enable the company to recognize the interest expense at the fixed rate.
The counterparties to this agreement are major commercial banks. Management believes the risk of incurring losses relating to credit risk is remote and any losses would be immaterial.

     At December 31, 1993, the estimated fair value of the company's debt instruments, based on discounted cash flow analysis, exceeds the carrying amount by approximately $18,000,000.

5. Stock Compensation Plans

As approved by the shareholders, the company had two stock compensation plans at December 31, 1993, the Long-term Incentive Plan and the 1985 Incentive
Plan. The Long-term Incentive Plan, which replaced the 1985 Incentive Plan, was approved in 1992 with 1,400,000 shares to be issued at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares. The Long-term Incentive Plan also allows the awarding of shares to directors not employed by the company. At its inception, the 1985 Incentive Plan reserved 1,000,000 shares to be issued in the form of stock options and restricted stock rights to officers and key associates.

     At December 31, 1993, options for 682,578 shares were exercisable under the 1985 Incentive Plan at option prices ranging from $21.12 to $35.75. A total of 85,454 restricted stock rights have been awarded. Of the total restricted stock rights, 25,700 were not vested and 11,044 have been cancelled. During 1993, 18,311 common shares were distributed, and 20,570 common shares were distributed in 1992.

     At December 31, 1993, options for 55,125 shares were exercisable under the Long-term Incentive Plan at an option price of $28.88. A total of 26,400 deferred shares and restricted shares have been awarded to date of which 1,000 shares vested prior to December 31,1993. During 1993, 10,500 deferred shares and 500 restricted shares were granted. In addition during 1993, 1,400 shares of common stock were awarded to outside directors.

     The following table summarizes certain information relative to stock options:

                                 1993                      1992
_____________________________________________________________________________
                           Number                     Number
                             of       Option Price     of       Option Price
                           Shares       Per Share     Shares      Per Share
=============================================================================
Outstanding at beginning
  of year                  1,043,593  $21.12-$35.75   862,193  $21.12-$35.75
Granted                      219,800         $31.25   238,900         $28.88
Exercised                    (18,015) $25.00-$28.88   (13,600) $22.63-$25.00
Cancelled or expired         (13,325) $25.75-$35.75   (43,900) $25.75-$35.75
_____________________________________________________________________________
Outstanding at end of year 1,232,053  $21.12-$35.75 1,043,593  $21.12-$35.75
=============================================================================
Reserved for future use      991,915                1,207,653

6. Retirement Plans

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover substantially all of their associates except those at certain non-U.S. locations who are covered by government plans. These plans provide benefits primarily based on associates' compensation. In general, the company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth by regulations of each country, such as the Employee Retirement Income Security Act of 1974, plus such additional amounts as the company may determine to be appropriate.

In arriving at the pension obligation and net periodic pension costs for the company's plans covering most of its associates, the consulting actuary used certain assumptions. These included a discount rate of 7.5% in 1993 and 9.5% in 1992 and 1991, a long-term average rate of increase in employment costs, which varies from 3% to 4% in

                                      27

Notes to Consolidated Financial Statements

1993 and 3% to 5% in 1992 and 1991, dependent upon the plan; and an expected long-term rate of return on the plans' assets of 9.5%. A summary of the components of net periodic pension costs for the defined benefit plans follows:

                                             1993        1992        1991
=============================================================================
                                                   (Thousands of dollars)
Defined benefit plans:
  Service cost--benefits earned during
    the period                              $ 19,351   $ 19,454   $   19,027
  Interest cost on projected benefit
    obligation                                73,380     69,062       65,667
  Actual return on plan assets               (99,202)   (43,607)    (135,523)
  Net amortization and deferral               30,279    (27,292)      71,570
_____________________________________________________________________________
     Total pension expense                  $ 23,808   $ 17,617   $   20,741
=============================================================================



     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1993, and 1992, for the company's defined benefit plans:
                                                     1993                         1992
__________________________________________________________________________________________________

                                            Plans Where   Plans Where   Plans Where    Plans Where
                                               Assets     Accumulated     Assets       Accumulated
                                               Exceed      Benefits       Exceed         Benefits
                                            Accumulated     Exceed      Accumulated       Exceed
                                              Benefits       Assets       Benefits        Assets
==================================================================================================
                                                       (Thousands of dollars)
Actuarial present value of benefit
  obligations:
  Vested benefit obligation                  $(294,531)   $(440,405)     $(225,335)     $(346,771)
==================================================================================================
  Accumulated benefit obligation             $(335,973)   $(506,239)     $(253,107)     $(443,867)
==================================================================================================
  Projected benefit obligation               $(397,910)   $(561,088)     $(321,730)     $(481,181)
Plan assets at fair value                      402,724      414,727        369,164        395,603
__________________________________________________________________________________________________
Projected benefit obligation (in excess
  of) or less than plan assets                   4,814     (146,361)        47,434        (85,578)
Unrecognized net gain                          (18,508)     (23,739)       (67,909)       (68,660)
Prior service (credit) cost not yet
  recognized in net periodic pension cost       (9,299)      90,846         (8,965)       101,138
Unrecognized net asset at transition dates,
  net of amortization                          (14,268)     (12,258)       (17,105)       (14,178)
__________________________________________________________________________________________________
Net pension liability recognized in the
  balance sheet                              $ (37,261)   $ (91,512)     $ (46,545)     $ (67,278)
==================================================================================================

     The projected benefit obligation in excess of plan assets increased approximately $100,000,000 from 1992 to 1993 primarily as a result of reducing the discount rate from 9.5% to 7.5%.

     Approximately 80% of the plans' assets at December 31, 1993, were invested in listed stocks and bonds.

     The company also sponsors certain defined contribution retirement and savings plans covering substantially all associates in the United States.
The company contributes Timken Company common stock to the salaried and certain other hourly plans based on formulas established in the respective plan agreements. At December 31, 1993, the plans had net assets of $139,882,000, including 2,925,056 shares of Timken Company common stock as well as other stock and cash investments. Company contributions to the plans amounted to $5,936,000 in 1993; $5,881,000 in 1992, and $5,609,000 in 1991.

7. Postretirement Benefits

Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS No. 106 requires the projected cost of providing postretirement health care and life insurance benefits be recognized as an expense as associates render service instead of when benefits are paid, as the company has historically done. In doing so, the company elected immediate recognition of the transition obligation.

     The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care plans and the life insurance plans are noncontributory.

     The postretirement benefit obligation and net periodic postretirement benefit cost were determined by application of the terms of the current medical and life insurance plans, including established deductibles, coinsurance and maximums, together with relevant actuarial assumptions. To establish the accumulated postretirement benefit obligation at January 1, 1993 and expense for 1993, the company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 12.75% declining gradually to 6.5% in 2003 and thereafter.
The weighted average discount rate used was 9.5%. Net periodic postretirement benefit cost included the following components for 1993 (in thousands of dollars):


      Service cost                                          $ 4,039
      Interest cost on accumulated postretirement
        benefit obligation                                   35,046
      _____________________________________________________________
      Net periodic postretirement benefit cost              $39,085
      =============================================================


     The net periodic postretirement benefit cost shown above is about $19,000,000 higher than what it would have been under the previous pay-as-you-go method. In 1992 and 1991, the company paid postretirement benefit costs of $21,355,000 and $18,244,000, respectively.

     For measurement purposes, at December 31, 1993, the health care cost trend rate was 10% and is assumed to decrease gradually to 5.5% in 2003 and remain at that level thereafter. The weighted-average discount rate used was 7.5%.

     The following table sets forth the components of the accumulated postretirement benefit obligation recognized in the balance sheet at December 31, 1993 (in thousands of dollars):


     Accumulated postretirement benefit obligation:
       Retirees                                       $(276,499)
       Fully eligible active plan participants          (75,366)
       Other active plan participants                   (94,985)
     ___________________________________________________________
                                                       (446,850)

     Unrecognized net loss                               49,080
     __________________________________________________________
       Postretirement obligation recognized
       in the balance sheet                           $(397,770)
     ===========================================================


     Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1993 by approximately $41,700,000 and the net periodic postretirement benefit cost for 1993 by approximately $3,700,000.

     In addition to providing the above postretirement benefits, the company also provides certain benefits to former or inactive associates after employment but before retirement. Certain of these benefits have historically been recognized as expense on a pay-as-you-go basis rather than when earned. FAS No. 112, "Employers' Accounting for Postemployment Benefits," requires accrual accounting for these benefits beginning no later than January 1, 1994. The company and its subsidiaries elected to adopt FAS No. 112 effective January 1, 1993. The adoption of FAS No. 112 did not materially affect the cumulative effect adjustment or 1993 operations.

8. Research and Development

Expenditures committed to research and development amounted to $37,145,000 in 1993; $41,749,000 in 1992 and $40,905,000 in 1991.

Notes to Consolidated Financial Statements


9. Income Taxes

Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 109, "Accounting for Income Taxes." Under FAS No. 109, deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted marginal tax rates and laws. Prior to this, income tax expense was determined under the provisions of Accounting Principles Board Opinion No. 11 using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. In adopting FAS No. 109, no prior periods were restated, and the cumulative effect of the accounting change was not material to the company's financial condition or to operations.

The provision (credit) for income taxes consisted of the following:


                         1993               1992                1991
___________________________________________________________________________
                   Current  Deferred   Current  Deferred  Current  Deferred
===========================================================================
                              (Thousands of dollars)
United States:
  Federal          $16,835  $(24,047)  $ 4,600  $  (616)  $4,400  $(16,410)
  State and local    2,778    (1,843)      (21)      -0-     129        -0-
Foreign              5,870    (2,843)    6,504   (1,488)   5,406       212
___________________________________________________________________________
                   $25,483  $(28,733)  $11,083  $(2,104)  $9,935  $(16,198)
===========================================================================


     The company made income tax payments of approximately $20,000,000 in 1993; $2,500,000 in 1992 and $16,400,000 in 1991. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

     The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1993 was as follows (in thousands of dollars):


     Deferred tax assets:
              Accrued postretirement benefits cost            $148,886
              Accrued pension cost                              44,845
              Benefit accruals                                  22,025
              Impairment and restructuring charges              16,405
              Foreign tax loss and credit carryforwards         20,224
              Alternative minimum tax credit carryforwards      12,205
              Inventory valuation                               10,112
              Other--net                                         9,784
              Valuation allowance                              (20,224)
              __________________________________________________________
                                                               264,262
              Deferred tax liability--depreciation            (153,140)
              __________________________________________________________
              Net deferred tax asset                          $111,122
              ==========================================================

     FAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 1993, the company has deferred tax assets attributable to foreign tax loss and credit carryforwards. As a majority of these carryforwards expire in five years or less, realization is considered uncertain and a valuation allowance has been recorded. The items generating the remaining deferred tax assets, except for accrued postretirement benefits cost, are expected to reverse over the same general period as depreciation and are therefore likely to be realized. The deferred tax asset relative to accrued postretirement benefits cost, which has a very long reversal period, is deemed realizable based on the company's anticipated future earnings.

     The reasons for the difference between the provision (credit) for income taxes and the amount computed by applying the statutory U.S. federal income tax rate (35% in 1993 and 34% in 1992 and 1991) to income (loss) before taxes were as follows:
                                              1993         1992       1991
=============================================================================
                                                  (Thousands of dollars)
Income tax (credit) at the statutory
  federal rate                               $(7,322)     $4,567    $(14,263)
Adjustments:
  Tax on remitted foreign earnings             1,021         405         994
  Amortization of costs in excess of net
    assets of acquired business                  902         876         876
  Losses without current tax benefits          3,668       2,065       3,951
  Higher tax rates outside the United States     -0-         963       1,636
  State and local income taxes, net of federal
    tax benefit                                  608         -0-          85
  Change in deferred tax rate upon enactment
    of new tax law                            (1,981)        -0-         -0-
  Non-deductible unrealized exchange losses       -0-        -0-       1,206
  Other items                                   (146)        103        (748)
_____________________________________________________________________________
Total income taxes (credit)                  $(3,250)     $8,979    $ (6,263)
=============================================================================
Effective income tax rate                       (16)%        67%        (15)%
=============================================================================

10. Common Stock Activity

A summary of activity in shares and dollar amounts of common stock, other paid-in capital and treasury stock is as follows:

                                     Common Stock            Treasury Stock
                              ___________________________  __________________
                                               Amount
                                         ________________

                                Number             Other     Number
                                  of     Stated   Paid-In       of
                                Shares   Capital  Capital    Shares   Amount
=============================================================================
                                 (Thousands of dollars, except share data)

Year Ended December 31, 1991
Balance at January 1, 1991    30,625,858 $53,064 $243,683 1,279,379 $(35,241)
Shares issued in connection
  with various benefit plans                         (629) (373,044)  10,246
Shares issued in connection
  with dividend reinvestment
  plan                                               (647) (261,869)   7,188
Treasury shares purchased                                    87,600   (2,258)
_____________________________________________________________________________
Balance at December 31, 1991  30,625,858 $53,064 $242,407   732,066 $(20,065)

Year Ended December 31, 1992
Shares issued in connection
  with various benefit plans                         (725) (325,233)   8,909
Shares issued in connection
  with dividend reinvestment
  plan                                               (414) (298,526)   8,186
_____________________________________________________________________________
Balance at December 31, 1992  30,625,858 $53,064 $241,268   108,307 $ (2,970)

Year Ended December 31, 1993
Shares issued in connection
  with various benefit plans      85,415            2,362   (56,955)   1,562
Shares issued in connection
  with dividend reinvestment
  plan                           131,679            4,069   (51,312)   1,407
_____________________________________________________________________________
Balance at December 31, 1993  30,842,952 $53,064 $247,699        40 $     (1)
=============================================================================

11. Contingencies

The company is subject to various lawsuits, claims and proceedings, including environmental matters, which arise in the ordinary course of its business. Management believes that any ultimate liability with respect to these actions will not materially affect the company's operations or consolidated financial position.

Notes to Consolidated Financial Statements


12. Segment Information

The company manufactures products that fall into two major classifications. The first includes anti-friction bearings used in a multitude of applications to reduce friction and conserve energy. The second classification is steel products of alloy, intermediate alloy and carbon grades. Sales of these products are made predominantly to manufacturers in the automotive, machinery, railroad, aerospace, agricultural industries and service replacement markets following normal credit practices.

     Net sales by segment include both sales to unaffiliated customers and intersegment sales. Intersegment sales and transfers between geographic areas are accounted for at values based on market prices.


Information by Industry
                                         1993          1992           1991
=============================================================================
                                               (Thousands of dollars)

Net sales:
  Bearings--To customers                $1,153,987  $1,169,035   $1,128,972
  Steel--To customers                      554,774     473,275      518,453
  Steel--Intersegment sales                162,133     156,525      132,513
_____________________________________________________________________________
                                           716,907     629,800      650,966
Elimination--intersegment sales            162,133     156,525      132,513
_____________________________________________________________________________
  Consolidated                          $1,708,761  $1,642,310   $1,647,425
=============================================================================

Operating income (loss):  (1)
  Bearings                              $   12,821  $   60,062   $   33,854
  Steel                                      7,635     (11,089)     (34,982)
_____________________________________________________________________________
                                            20,456      48,973       (1,128)
Other income (expense)                     (41,375)    (35,542)     (40,822)
_____________________________________________________________________________
Income (loss) before income taxes          (20,919)     13,431      (41,950)
Provision (credit) for income taxes         (3,250)      8,979       (6,263)
_____________________________________________________________________________
Income (loss) before cumulative effect
  of accounting changes                    (17,669)      4,452      (35,687)
Cumulative effect of accounting changes   (254,263)        -0-          -0-
_____________________________________________________________________________
Net income (loss)                       $ (271,932) $    4,452   $  (35,687)
=============================================================================

Assets employed at year-end:
  Bearings                              $  996,549  $  986,617   $1,023,047
  Steel                                    793,170     751,833      736,092
_____________________________________________________________________________
                                        $1,789,719  $1,738,450   $1,759,139
=============================================================================

Depreciation and amortization:
  Bearings                              $   62,965  $   63,125   $   60,635
  Steel                                     55,438      51,308       48,617
_____________________________________________________________________________
                                        $  118,403  $  114,433   $  109,252
=============================================================================

Capital expenditures:
  Bearings                              $   72,915  $   73,292   $   81,250
  Steel                                     20,025      65,804       63,428
_____________________________________________________________________________
                                        $   92,940  $  139,096   $  144,678
=============================================================================

(1) The 1993 and 1991 impairment and restructuring charges of $48,000,000, and $41,000,000, respectively have been treated as expenses of the related industry segments.

Information by Geographic Area
                                           1993          1992       1991
============================================================================
                                               (Thousands of dollars)
Net sales from:
  United States                         $1,351,565  $1,242,602   $1,246,088
  Europe                                   209,688     255,625      262,061
  Other countries                          147,508     144,083      139,276
____________________________________________________________________________
                                        $1,708,761  $1,642,310   $1,647,425
=============================================================================

Operating income (loss): (1)
  United States                         $   20,440  $   32,145   $  (11,284)
  Europe                                   (12,074)        520         (155)
  Other countries                           12,090      16,308       10,311
_____________________________________________________________________________
                                        $   20,456  $   48,973   $   (1,128)
=============================================================================

Income (loss) before income taxes:
  United States                         $  (11,232) $    5,603   $  (38,645)
  Europe                                   (14,485)     (1,722)      (5,181)
  Other countries                            4,798       9,550        1,876
_____________________________________________________________________________
                                        $  (20,919) $   13,431   $  (41,950)
=============================================================================

Income (loss) before cumulative
  effect of accounting changes:
  United States                         $   (4,955) $    1,640   $  (26,764)
  Europe                                   (14,815)     (2,161)      (8,704)
  Other countries                            2,101       4,973         (219)
_____________________________________________________________________________
                                        $  (17,669) $    4,452   $  (35,687)
=============================================================================

Assets employed at year-end:
  United States                         $1,533,882  $1,454,961   $1,435,187
  Europe                                   188,376     204,468      239,981
  Other countries                           67,461      79,021       83,971
_____________________________________________________________________________
                                        $1,789,719  $1,738,450   $1,759,139
=============================================================================


(1) The 1993 and 1991 impairment and restructuring charges of $48,000,000 and $41,000,000, respectively have been treated as expenses of the related geographic segments.
Note: Foreign currency exchange losses were $7,246,000 in 1993; $4,853,000 in 1992 and $10,317,000 in 1991.

Report of Independent Auditors

Board of Directors
The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As described in Note 2 to the financial statements, in 1993 the company changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes.

Canton, Ohio
February 3, 1994

Summary of Operations and Other Comparative Data
The Timken Company and Subsidiaries
                                              1993        1992       1991
_____________________________________________________________________________
Statements of Income
  Net sales:
    Bearings                              $1,153,987  $1,169,035  $1,128,972
    Steel                                    554,774     473,275     518,453
_____________________________________________________________________________
  Total net sales                          1,708,761   1,642,310   1,647,425

  Cost of products sold                    1,366,164   1,296,511   1,309,893
  Selling, administrative and general
    expenses                                 274,141     296,826     297,660
  Impairment and restructuring charges        48,000         -0-      41,000
  Operating income (loss)                     20,456      48,973      (1,128)
  Earnings before interest and taxes
    (EBIT)                                     8,700      42,091     (15,277)
  Interest expense                            29,619      28,660      26,673
  Income (loss) before income taxes          (20,919)     13,431     (41,950)
  Provision for income taxes (credit)         (3,250)      8,979      (6,263)
  Income (loss) before extraordinary
    item and cumulative effect of
    accounting changes                       (17,669)      4,452     (35,687)
  Net income (loss)                       $ (271,932) $    4,452  $  (35,687)

Balance Sheets
  Inventory                               $  299,783  $  310,947  $  320,076
  Current assets                             586,384     556,017     562,496
  Working capital                            153,971     165,553     148,950
  Property, plant and equipment
    (less depreciation)                    1,024,664   1,049,004   1,058,872
  Total assets                             1,789,719   1,738,450   1,759,139
  Total debt                                 276,476     320,515     273,104
  Total liabilities                        1,104,407     753,387     740,168
  Shareholders' equity                    $  685,312  $  985,063  $1,018,971

Other Comparative Data
  Net income (loss)/Total assets             (15.2)%        0.3%      (2.0)%
  Net income (loss)/Net sales                (15.9)%        0.3%      (2.2)%
  EBIT/Beginning invested capital               0.5%        2.6%      (0.9)%
  Inventory days (FIFO)                        122.8       138.3       140.5
  Net sales per associate                 $  106,898  $   98,171  $   92,865
  Capital expenditures                    $   92,940  $  139,096  $  144,678
  Depreciation and amortization           $  118,403  $  114,433  $  109,252
  Capital expenditures/Depreciation            80.2%      124.4%      135.6%
  Dividends paid per share (Note 2)       $     1.00  $     1.00  $     1.00
  Income (loss) before extraordinary
    item and cumulative effect of
    accounting changes per share
    (Notes 1 and 2)                       $   (0.57)  $     0.15  $   (1.21)
  Debt to total capitalization                 28.7%       24.5%       21.1%
  Number of associates                        15,985      16,729      17,740
  Number of shareholders (Note 3)             20,684      24,041      26,048
Notes
(1) Excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112, and the cumulative effect of accounting changes in 1986, which related to the adoption of FAS No. 87 and a change in the method of accounting for depreciation. Also excluded is the extraordinary item recorded in 1985, which resulted from the utilization of foreign tax credit carryforwards.
(2) Based on the average number of shares outstanding during each year.
(3) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

  1990*        1989      1988         1987       1986       1985       1984
_____________________________________________________________________________
             (Thousands of dollars, except per share data)

$1,173,056 $1,042,122 $1,002,412  $  826,383 $  762,903 $  774,922 $  808,610
   527,955    490,840    551,731     403,875    295,152    315,752    341,298
_____________________________________________________________________________
 1,701,011  1,532,962  1,554,143   1,230,258  1,058,055  1,090,674  1,149,908

 1,284,232  1,157,125  1,178,839     959,847    875,006    883,590    863,323

   286,427    250,676    235,072     222,207    219,654    233,131    231,599
       -0-         -0-        -0-        -0-     80,000        -0-        -0-
   130,352    125,161    140,232      48,204   (116,605)   (26,047)    54,986

   125,155    113,710    132,745      47,891   (118,902)   (32,797)    53,199
    26,339     17,217     20,879      25,037     25,069      1,748      1,587
    98,816     96,493    111,866      22,854   (143,971)   (34,545)    51,612
    43,574     41,148     45,954      12,535    (61,233)   (27,579)     5,555


    55,242     55,345     65,912      10,319    (82,738)    (6,966)    46,057
$   55,242 $   55,345 $   65,912  $   10,319 $    2,736  $  (3,903) $  46,057


$  379,543 $  344,135 $  350,410  $  278,567 $  247,615  $ 242,562  $ 259,143
   657,865    608,224    619,456     485,163    406,206    415,511    433,141
   238,486    359,773    348,322     255,910    100,716    151,915    112,743

 1,025,565    932,828    941,121     957,641    976,600    935,673    814,423
 1,814,909  1,565,961  1,593,031   1,466,634  1,403,529  1,375,419  1,279,124
   266,392     80,647    182,341     180,805    263,219    218,530    238,111
   740,208    501,157    619,315     543,541    596,907    586,138    489,253
$1,074,701 $1,064,804 $  973,716  $  923,093 $  806,622  $  789,281 $ 789,871


      3.0%       3.5%       4.1%        0.7%       0.2%      (0.3)%      3.6%
      3.2%       3.6%       4.2%        0.8%       0.3%      (0.4)%      4.0%
      8.3%       7.6%       9.6%        3.6%     (9.2)%      (2.6)%      4.8%
     163.2      167.5      161.0       162.9      165.7       164.8     175.0
$   90,191 $   88,878 $   86,102  $   73,576 $   63,873  $   62,108 $  59,541
$  120,090 $   91,536 $   78,943  $   52,119 $   55,175  $  195,288 $ 241,640
$  101,260 $   91,070 $   88,756  $   84,649 $   87,646  $   77,682 $  76,839
    120.4%     100.5%      88.9%       61.6%      63.0%      251.4%    314.5%
$     0.98 $     0.92 $     0.70  $     0.50 $     0.50  $     0.90 $    1.00



$     1.85 $     1.88 $     2.34  $     0.39 $   (3.35)  $   (0.29)  $   1.96
     19.9%       7.0%      15.8%       16.4%      24.6%       21.7%     23.2%
    18,860     17,248     18,050      16,721     16,565      17,561    19,313
    25,090     22,445     21,184      22,470     23,186      26,136    26,958

*Includes MPB Corporation operations for seven months.

APPENDIX TO EXHIBIT 13

On page 34 of the printed document, two bar charts were shown that contain the following information:

(1) Total Net Sales (in Billions of Dollars)

                                Bearings           Steel
                                ________           _____

                 1984           $ 0.809           $ 0.341
                 1985             0.775             0.316
                 1986             0.763             0.295
                 1987             0.826             0.404
                 1988             1.002             0.552
                 1989             1.042             0.491
                 1990             1.173             0.528
                 1991             1.129             0.518
                 1992             1.169             0.473
                 1993             1.154             0.555


(2) Return on Net Sales (before extraordinary items and cumulative effect of accounting changes):

                          Operating Income (Loss)   Income (Loss)
                          _______________________   _____________

                 1984              4.8%                  4.0%
                 1985             -2.4%                  -.6%
                 1986            -11.0%                 -7.8%
                 1987              3.9%                   .8%
                 1988              9.0%                  4.2%
                 1989              8.2%                  3.6%
                 1990              7.7%                  3.2%
                 1991              -.1%                 -2.2%
                 1992              3.0%                   .3%
                 1993              1.2%                 -1.0%



On page 35 of the printed document, two bar charts were shown that contain the following information:

(1) Earnings (before extraordinary items and cumulative effect of accounting changes) and Dividends per Share:

                                Earnings          Dividends
                                ________          _________

                 1984            $1.96              $1.00
                 1985             -.29               0.90
                 1986            -3.35               0.50
                 1987              .39               0.50
                 1988             2.34               0.70
                 1989             1.88               0.92
                 1990             1.85               0.98
                 1991            -1.21               1.00
                 1992              .15               1.00
                 1993             -.57               1.00

(2) Total Assets (in Billions of Dollars)

                                Bearings          Steel
                                ________          _____

                 1984           $0.661            $0.618
                 1985            0.639             0.737
                 1986            0.662             0.741
                 1987            0.717             0.750
                 1988            0.803             0.790
                 1989            0.823             0.743
                 1990            1.046             0.769
                 1991            1.023             0.736
                 1992            0.987             0.752
                 1993            0.997             0.793