Form 10-K, Exhibit 13
period 1994-12-31
TIMKEN CO
filed 1995-03-23
CIK 98362

EXHIBIT 13

Financial Summary
                                                1994               1993
_____________________________________________________________________________
                                (Thousands of dollars, except per share data)

Net sales                                    $1,930,351        $1,708,761
Income (loss) before income taxes and
  cumulative effect of accounting changes       111,323           (20,919)
Provision (credit) for income taxes              42,859            (3,250)
Income (loss) before cumulative effect of
  accounting changes                             68,464           (17,669)
Cumulative effect of accounting changes on
  prior years (net of income tax benefit of
  $132,971)                                         -0-          (254,263)
Net income (loss)                            $   68,464        $ (271,932)
Net income (loss) per share                       $2.21            $(8.86)
Dividends paid per share                          $1.00            $ 1.00

The 1993 loss includes an impairment and restructuring charge of $48,000,000; $33,126,000 net of tax, as described in Note 2 to the Consolidated Financial Statements as well as an after-tax charge described in footnote (1) at the bottom of this page.

In 1994, The Timken Company achieved record sales and a strong earnings gain. Net sales grew 13%. Net income increased to $68.5 million compared to a 1993 loss of $271.9 million which, except for restructuring charges and accounting changes, would have been income of $15.5 million. The year ended strong with record fourth quarter sales topping $500 million for the first time.

To further improve performance, the company has opened new plants and introduced new products and services. Companywide initiatives to reduce costs as well as improve quality and service to customers continue to strengthen our competitiveness.

The following pages reveal how associates at The Timken Company have been picking up the pace of continuous improvement, increasing both value to shareholders and quality and service to customers.

Quarterly Financial Data

(Thousands of dollars, except per share data)

                                                        Net
                                                      Income
                                            Net       (Loss)       Dividends
                      Net      Gross      Income        per           per         Stock Prices
1994                 Sales     Profit     (Loss)      Share         Share      High         Low
                                          <F1><F2>   <F1><F2><F3>
__________________________________________________________________________________________________
First Quarter    $  466,482  $ 91,442   $   7,746    $  .25        $ .25      $37 1/2     $32
Second Quarter      494,046   112,887      20,634       .67          .25       35 3/8      31 1/4
Third Quarter       466,344   100,616      14,292       .46          .25       39 1/4      32 3/8
Fourth Quarter      503,479   116,059      25,792       .83          .25       39          31 1/2
___________________________________________________________________________
                 $1,930,351  $421,004   $  68,464    $ 2.21        $1.00
___________________________________________________________________________

1993
__________________________________________________________________________________________________
First Quarter    $  422,477  $ 87,312   $(251,081)   $(8.22)       $ .25      $30 5/8     $26 1/2
Second Quarter      441,241    99,350       9,556       .31          .25       34 3/8      29 1/2
Third Quarter       405,538    75,557        (446)     (.01)         .25       34 7/8      29 3/4
Fourth Quarter      439,505    80,378     (29,961)     (.97)         .25       34 5/8      29 7/8
___________________________________________________________________________
                 $1,708,761  $342,597   $(271,932)   $(8.86)       $1.00
___________________________________________________________________________

<F1>As described in Notes 7 and 9 to the Consolidated Financial Statements, effective January 1,
    1993, the company recorded a one-time charge of $254,263,000 or $8.29 per share related primarily to a change in accounting for retiree medical benefits.  1993 income (loss) before the cumulative effect of accounting changes was $(17,669,000), or $(.75) per share.

<F2>Fourth quarter 1993 includes an impairment and restucturing charge of $48,000,000, $33,126,000 net of tax.

<F3>Annual net income (loss) per share does not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
                                                                                               1

Management's Discussion and Analysis - Summary
_____________________________________________________________________________

In 1994, The Timken Company achieved its best financial performance in several years. The company established sales records in 1994 for both the year and fourth quarter when quarterly sales exceeded $500 million for the first time. These records topped previous highs set in 1993 - an indicator of steady progress. The company increased sales in virtually all of its product lines, with the greatest gains occurring in steel and in automotive, railroad and U.S. export bearing markets. Increases in bearing sales volume in Europe and Japan were also achieved, due in part to economic recovery in those areas. The Bearing and Steel Businesses also experienced some modest price gains. Efforts to accelerate profitable growth have paid off in both the Bearing and Steel Businesses. Despite higher steel scrap prices, higher employment costs resulting from increased product demand and increased benefits costs, both businesses increased their gross profit for the year.

     Improvements in manufacturing efficiencies, higher capacity utilization and focused initiatives to reduce manufacturing costs strengthened the company's performance in 1994. These as well as new product development have significantly improved earnings potential.

     An initiative launched in December 1993 to accelerate improvements in our manufacturing operations continues, with 65% of the company's facilities now involved at various stages in the process. The initiative is aimed at substantially reducing costs and significantly improving service and product quality. Initial results suggest that savings will be greater than originally anticipated. The first appreciable savings are expected in 1995, with additional savings coming through 1997.

     The start-up of three new facilities and the consolidation of two plants in 1994 helped increase efficiency and competitiveness in our manufacturing operations. The new facilities were completed either on time or ahead of schedule, and were completed under budget.

     During the second quarter of 1994, the company's subsidiary, Latrobe Steel Company, began operating its Sandycreek Service Center for bar products near Franklin, Pennsylvania. The plant, with its state-of-the-art distribution systems, will serve Latrobe's tool and die steel customers.

     During the third quarter, the company started operations at its Asheboro, North Carolina, Plant. The plant incorporates advanced technologies, processes and work practices that will enable the company to produce specialized bearings at mass production speed. The start-up of this plant greatly enhances the company's ability to deliver quality bearings tailored to customers' individual requirements at competitive prices.

     In the fourth quarter, the company's subsidiary, MPB Corporation, announced the beginning of operations at a new plant in Singapore. MPB established this facility in the Pacific Rim to serve customers in the computer disk drive market.

     In the United Kingdom, the company combined its Daventry bearing manufacturing operations with those of its Duston Bearing Plant. In Brazil, the company's Santa Barbara facility was merged successfully with the Sao Paulo Plant.

     Also during 1994, the Altavista, Virginia, Bearing Plant doubled its capacity and began large-scale production of SENSOR-PACTM bearings, principally for the growing light truck market.

     In June 1994, the company's Steel Business announced a new product line called DynametalTM Performance Steels. The company's associates developed this new, environmentally friendly replacement for medium carbon leaded steels and cast iron components. No capital investment was required. The Steel Business' aggressive move into this market represents part of its continuing strategy to improve financial performance by focusing its energies and production on higher-value engineered steel bars and tubes.

Consolidated Statements of Income
_____________________________________________________________________________

The Timken Company and Subsidiaries
                                              Year Ended December 31
_____________________________________________________________________________
                                        1994           1993         1992
_____________________________________________________________________________
                                (Thousands of dollars, except per share data)

Net sales                          $ 1,930,351      $1,708,761   $1,642,310
Cost of products sold                1,509,347       1,366,164    1,296,511
____________________________________________________________________________
      Gross Profit                     421,004         342,597      345,799
Selling, administrative and
  general expenses                     282,429         274,141      296,826
Impairment and restructuring
  charges                                  -0-          48,000          -0-
____________________________________________________________________________
      Operating Income                 138,575          20,456       48,973

Interest expense                       (24,872)        (29,619)     (28,660)
Other-net                               (2,380)        (11,756)      (6,882)
____________________________________________________________________________
      Other Income (Expense)           (27,252)        (41,375)     (35,542)
____________________________________________________________________________
      Income (Loss) Before Income
      Taxes and Cumulative Effect
      of Accounting Changes            111,323         (20,919)      13,431
Provision (credit) for income taxes     42,859          (3,250)       8,979
____________________________________________________________________________
      Income (Loss) Before Cumulative
      Effect of Accounting Changes      68,464         (17,669)       4,452

Cumulative effect of accounting
  changes on prior years (net of
  income tax benefit of $132,971)          -0-        (254,263)         -0-
____________________________________________________________________________
      Net Income (Loss)            $    68,464     $  (271,932)  $    4,452
____________________________________________________________________________
Earnings Per Share:
 Income (loss) before cumulative
   effect of accounting changes    $      2.21     $     (0.57)  $     0.15
 Cumulative effect of accounting
   changes                                 -0-           (8.29)         -0-
____________________________________________________________________________
      Net Income (Loss) Per Share  $      2.21     $     (8.86)  $     0.15
____________________________________________________________________________
Average number of common shares
  outstanding                       30,949,625      30,680,372   30,196,346
____________________________________________________________________________
See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Income

1994 compared to 1993

Net sales increased by 13% in 1994. Gross profit for 1994 was $421 million (21.8% of net sales), or 22.9% higher than 1993's $342.6 million (20% of net sales). Higher sales volume, a more favorable product mix in the company's Steel Business, along with improved capacity utilization and plant productivity contributed to the higher margin. Higher costs for steel scrap and increased employment and benefits costs partially offset the improvement. LIFO income credits in 1994 did not have a significant impact on earnings.
In 1993, inventory reductions generated LIFO income credits of $18.5 million.

     Consistent with the rise in gross profit, operating income increased significantly to $138.6 million versus $20.5 million in 1993. Selling, administrative and general expenses were $282.4 million (14.6% of net sales) for 1994 compared to $274.1 million (16% of net sales) a year earlier. This increase related in part to certain performance compensation plans that are based on the company's profitability.
Savings resulting from the company's efforts to streamline administrative activities continue to exceed expectations. Operating income in 1993 reflected a $48 million impairment and restructuring charge, as described below and in Note 2 to the Consolidated Financial Statements.

     In December 1993, the company initiated a program to accelerate significantly continuous improvement in its manufacturing plants worldwide and increase its long-term competitive position. The program seeks to reduce the company's manufacturing cost structure by about 15% based on 1993 levels, which equals about $200 million on an annual basis. The majority of the savings will occur in the company's U.S. operations. Incremental costs for engineering, employee training and other manufacturing-related activities are expected to exceed $50 million during the implementation phase of the program. Such costs will be recognized in the company's financial statements as incurred and will be paid from operations. Incremental capital expenditures relating to program implementation will be about $100 million and will result in increased depreciation in future years. Certain costs to implement the program, approximately $28 million, were charged to operations in 1993 as part of $48 million of impairment and restructuring charges. The remaining $20 million of the impairment and restructuring charges relate to a $3 million charge - for planned layoff (approximately 65 associates) and associate relocation costs of administrative personnel - and a $17 million writedown of certain impaired assets. The administrative program charge and impaired asset writedown were made in accordance with the company's accounting policy (see Note 1 to the Consolidated Financial Statements) and are not related to the manufacturing restructuring program. Details of the impairment and restructuring charges are discussed in Note 2 to the Consolidated Financial Statements. The restructuring

____________________________________________________________________________

program is expected to result in reduced employment of approximately 2,200 positions by the end of 1997. Of this number, approximately 865 associates are expected to be laid off, with the remaining 1,335 position reductions coming from normal retirements and attrition. Because of its global nature and the implementation timing required, the total program is expected to extend until late 1997.

     During 1994, excellent progress was made on the program as work commenced at 65% of the company's manufacturing facilities, and program savings of $12 million were realized. Significant layoffs in 1994 were not anticipated in the original restructuring plan. During 1994, 23 associates in plant operations were laid off as a result of the program, and separation costs of $0.4 million were paid. In addition, 24 salaried associates were laid off relating to the administrative streamlining program at a cost of $0.4 million. Associate relocation costs of $1 million relating to the administrative program were also incurred in 1994. Projected future layoffs for both the restructuring and administrative streamlining programs by business segment and year are as follows:

                               1995         1996        1997
            _________________________________________________
            Bearing
               Restructuring     70          245         260
               Administrative    20           20         -0-
            Steel
               Restructuring     85          135          50
               Administrative   -0-          -0-         -0-
            _________________________________________________
                                175          400         310
            _________________________________________________

     The company had cash outlays in 1994 of $12 million for consulting fees, separation costs and relocation costs. These cash outlays, along with non-cash charges of $3.3 million, reduced the $31 million of restructuring provision to $16 million at December 31, 1994. The remaining $16 million will require cash expenditures which are anticipated to be $5.5 million in 1995, $4.1 million in 1996 and $6.4 million in 1997. Cash expenditures in 1995 primarily relate to consulting fees and separation costs, and expenditures in 1996 and 1997 primarily relate to separation costs. Management believes that the remaining reserve is sufficient to cover future cash expenditures for employee separation costs and consulting fees.

     During the fourth quarter of 1991, the company initiated a program to consolidate manufacturing operations in the United Kingdom, streamline its administrative cost structure, and write-off certain non-strategic assets.
As a result of this program, the company recorded $41 million of impairment and restructuring charges. Of this amount, $27.9 million represented non-cash charges that did not require additional cash expenditures. In addition, during the second quarter of 1992, the company increased the restructuring reserves by $5.6 million, as the response to its 1992 severance assisted retirement program for salaried associates was greater than anticipated. Cash expenditures under the program amounted to $13.1 million in 1992, $2.4 million in 1993 and $3.2 million in 1994. The program was successful in reducing excess manufacturing capacity, which aided the increased capacity utilization in 1994. Also, excluding the effects of currency, inflation and costs relating to new initiatives, the company remains on track to achieve its goal of reducing the 1991 administrative cost structure by $60 million.

     Net sales in the Bearing Business were $1.312 billion, reflecting an increase of 13.7% over 1993. This increase resulted from growth in virtually all product lines, with the greatest gains occurring in the automotive, railroad and U.S. export markets. Sales volume increased in nearly all of the company's locations throughout the world. Bearing Business gross profit was 17.7% higher in 1994 compared to 1993. The increase in sales volume, modest price gains and higher plant productivity contributed positively to 1994's gross profit. These gains were offset in part by a less favorable product mix. In addition, the business experienced higher employment costs related primarily to the higher level of production activity, which in turn has increased overtime and caused the shift of some products to less efficient processes. The Bearing Business also incurred some costs associated with the third quarter 1994 start-up of its 21st century bearing plant in Asheboro, North Carolina.

     Steel Business net sales increased to $618 million in 1994, an 11.4% gain over 1993. The Steel Business experienced strong demand for its products during 1994 and continued to set production records. Steel Business gross profit showed significant improvement in 1994, increasing 38.3% over 1993. This increase resulted primarily from the higher sales volume, a favorable shift in product mix, improved manufacturing efficiencies and modest price increases during the year. Gains were offset in part by higher raw material costs related to the purchase of steel scrap and higher employment costs.

     Interest expense was lower in 1994 compared to 1993 primarily due to a lower average level of borrowing throughout the year, and the lower inflationary impact on interest for loans outstanding at the company's subsidiary in Brazil.

     Other income and expense for the year 1994 reflected $9.4 million lower expense than 1993. This reduction resulted from a more favorable currency translation adjustment related to the company's subsidiary in Brazil, lower costs associated with its foreign joint venture, Tata Timken Ltd., and a lower write-off of uncollectible customer accounts.

     Income taxes represent about 39% of income before income taxes. This rate exceeded the U.S. federal statutory rate primarily due to increased state and local taxes resulting from the company's higher earnings. Taxable income in 1994 is estimated to approximate pre-tax income for financial reporting purposes. In 1993, the company had taxable income but a pre-tax loss for financial reporting purposes. The difference was primarily the result of the impairment and restructuring charges and certain accrued expenses for associate benefits which were not deductible in 1993 but will be when incurred.

1993 compared to 1992

Net sales increased slightly from 1992, primarily due to higher Steel Business alloy bar sales. Bearing Business sales were relatively unchanged in 1993 compared to 1992. Gross profit was $342.6 million in 1993 (20% of net sales), slightly lower than the $345.8 million (21.1% of net sales) reported in 1992. A less favorable product mix, poor business conditions in Europe, higher costs for steel scrap and additional annual expense resulting from the adoption of FAS No. 106 contributed to the profit decline. Offsetting these effects were benefits resulting from more efficient manufacturing, better on-time delivery and lower inventory levels. Inventory reductions in 1993 resulted in LIFO income credits of $18.5 million. Operating income for 1993 declined to 1.2% of net sales compared to 3% in 1992. The company recorded a $48 million impairment and restructuring charge in 1993. Excluding this charge, 1993 operating income would have increased to 4% of net sales. The major contributor to 1993's operating income was reduced selling, administrative and general expenses resulting from aggressive administrative streamlining activities.

Consolidated Balance Sheets
____________________________________________________________________________

The Timken Company and Subsidiaries

                                                            December 31
____________________________________________________________________________
                                                         1994        1993
____________________________________________________________________________
                                                      (Thousands of dollars)

Assets
Current Assets
  Cash and cash equivalents                          $   12,121   $    5,284
  Accounts receivable, less allowances,
    1994-$6,268; 1993-$6,292                            263,533      223,097
  Deferred income taxes                                  49,222       58,220
  Inventories:
    Manufacturing supplies                               39,981       39,392
    Work in process and raw materials                   198,161      175,920
    Finished products                                    94,162       84,471
____________________________________________________________________________
                                                        332,304      299,783
____________________________________________________________________________
        Total Current Assets                            657,180      586,384

Property, Plant and Equipment
  Land and buildings                                    368,093      347,757
  Machinery and equipment                             1,861,911    1,799,892
____________________________________________________________________________
                                                      2,230,004    2,147,649
  Less allowances for depreciation                    1,199,553    1,122,985
____________________________________________________________________________
                                                      1,030,451    1,024,664
Other Assets
  Costs in excess of net assets of acquired
    business, net of amortization, 1994-$11,818;
    1993-$9,242                                          91,249       93,825
  Deferred income taxes                                  45,395       52,902
  Miscellaneous receivables and other assets             26,762       21,401
  Deferred charges and prepaid expenses                   7,697       10,543
____________________________________________________________________________
                                                        171,103      178,671
____________________________________________________________________________
Total Assets                                         $1,858,734   $1,789,719
____________________________________________________________________________




Management's Discussion and Analysis of the Balance Sheets

The consolidated balance sheets continue to reflect the company's emphasis on maintaining its solid financial position.

     Total assets increased by $69 million from December 31, 1993, primarily as a result of increased accounts receivable and inventory. The $40.4 million increase in accounts receivable relates primarily to the increase in sales. The number of days' sales in receivables at year-end 1994 was slightly higher compared to year-end 1993. Inventories increased by $32.5 million during 1994; however, the number of days' supply in inventory at December 31, 1994, decreased compared to year-end 1993.

     Deferred tax assets declined in 1994, reflecting the use of alternative minimum tax credit carryforwards as well as impairment and restructuring expenditures and disposals. Management has evaluated the $94.6 million of net deferred tax assets using the "more likely than not" criterion established by FAS No. 109 and believes that sufficient taxable income will be generated to realize the asset.

     The company uses the LIFO method of accounting for about 75% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than were it based on replacement value.

____________________________________________________________________________



                                                            December 31
____________________________________________________________________________
                                                         1994        1993
____________________________________________________________________________
                                                      (Thousands of dollars)

Liabilities and Shareholders' Equity
Current Liabilities
  Commercial paper                                   $   57,759  $   62,907
  Short-term debt                                        40,630      32,129
  Accounts payable and other liabilities                216,568     221,265
  Accrued pension contributions                          29,502      11,377
  Accrued postretirement benefits cost                   21,932      24,330
  Salaries, wages and payroll taxes                      68,812      60,680
  Income taxes                                           13,198      19,443
  Current portion of long-term debt                      30,223         282
____________________________________________________________________________
         Total Current Liabilities                      478,624     432,413

Non-Current Liabilities
  Long-term debt                                        150,907     181,158
  Accrued pension cost                                  109,644     117,396
  Accrued postretirement benefits cost                  386,668     373,440
____________________________________________________________________________
                                                        647,219     671,994
Shareholders' Equity
  Class I and II Serial Preferred Stock without
    par value:
    Authorized-10,000,000 shares each class, none
      issued                                                -0-         -0-
  Common stock without par value:
    Authorized-100,000,000 shares
    Issued (including shares in treasury) 31,061,538
      shares in 1994; 30,842,952 shares in 1993
    Stated capital                                       53,064      53,064
    Other paid-in capital                               254,002     247,699
  Earnings invested in the business                     440,083     402,566
  Foreign currency translation adjustment               (14,252)    (18,016)
  Treasury shares, at cost (1994-180 shares;
    1993-40 shares)                                          (6)         (1)
____________________________________________________________________________
         Total Shareholders' Equity                     732,891     685,312
____________________________________________________________________________
Total Liabilities and Shareholders' Equity           $1,858,734  $1,789,719
____________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.



     Accounts payable and other liabilities decreased as a result of charges against the impairment and restructuring reserves established in December 1993, as detailed in Note 2 to the Consolidated Financial Statements. The increase in accrued expenses during 1994 resulted primarily from an increase in the company's planned 1995 pension contribution.

     Debt of $279.5 million was basically unchanged from the $276.5 million at December 31, 1993. The ratio of debt to total capital of 27.6% at December 31, 1994, decreased from 28.7% at year-end 1993.

     To take advantage of changing market prices, the company made further modifications to its unsecured, $300 million revolving credit agreement effective November 15, 1994. The credit consists of a $200 million five-year term portion and a $100 million 364-day term portion which may be rolled over annually at prevailing market prices. In addition, the modified agreement includes the replacement of the net worth covenant with a more flexible debt to total capital ratio. At December 31, 1994, the company had $220 million available through this unsecured credit agreement.

Consolidated Statements of Cash Flows
____________________________________________________________________________

The Timken Company and Subsidiaries
                                              Year Ended December 31
____________________________________________________________________________
                                         1994          1993         1992
____________________________________________________________________________
                                              (Thousands of dollars)

Cash Provided (Used)

Operating Activities
  Net income (loss)                     $  68,464   $(271,932)   $   4,452
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities:
      Cumulative effect of accounting
        changes                               -0-     254,263          -0-
      Depreciation and amortization       119,255     118,403      114,433
      Impairment and restructuring
        charges                               -0-      48,000          -0-
      Deferred income tax provision
        (credit)                           13,902     (28,733)      (2,104)
      Common stock issued in lieu of
        cash to benefit plans               1,517       3,924        8,184
      Changes in operating assets and
        liabilities:
          Accounts receivable             (37,964)    (27,233)     (16,177)
          Inventories and other assets    (35,056)     10,685       (1,732)
          Accounts payable and accrued
            expenses                       16,079      45,944        9,235
          Foreign currency translation
            (gain) loss                       477         399         (790)
____________________________________________________________________________
            Net Cash Provided by
              Operating Activities        146,674     153,720      115,501
Investing Activities
  Purchases of property, plant and
    equipment-net                        (114,221)    (89,049)    (136,122)
Financing Activities
  Cash dividends paid to shareholders     (26,166)    (25,202)     (22,435)
  Proceeds from issuance of long-term
    debt                                      -0-         -0-       50,000
  Payments on long-term debt                 (365)     (2,847)      (3,543)
  Commercial paper activity-net            (5,148)     (8,824)         864
  Short-term debt activity-net              5,735     (30,134)       2,215
____________________________________________________________________________
             Net Cash Provided (Used)
               by Financing Activities    (25,944)    (67,007)      27,101
Effect of exchange rate changes on cash       328        (243)        (890)
____________________________________________________________________________
             Increase (Decrease) In Cash
               and Cash Equivalents         6,837      (2,579)       5,590
Cash and cash equivalents at beginning of
  year                                      5,284       7,863        2,273
____________________________________________________________________________
             Cash and Cash Equivalents
               at End of Year           $  12,121  $    5,284    $   7,863
____________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Cash Flows

1994 compared to 1993

Net cash provided by operating activities decreased slightly to $146.7 million in 1994 compared to $153.7 million in 1993. The cash generated from higher 1994 net income was more than offset by the additional cash required for working capital. Accounts receivable increased during 1994 by $38 million primarily as a result of the higher level of sales. Inventories and other assets increased by $35.1 million in 1994 primarily due to the higher level of production activity.

     During 1994, sufficient cash was generated by operating activities to support the purchases of property, plant and equipment-net which were $114.2 million, compared to $89 million in 1993.

The company's debt remained basically unchanged from 1993. Although at the end of 1993 the company expected debt to decrease during 1994, the higher level of customer demand required increased working capital. The company's current expectations are that debt will be reduced during 1995.

1993 compared to 1992

Net cash provided from operations increased 33% to $153.7 million in 1993 due to changes in operating assets and liabilities. Cash generated from net income, excluding the cumulative effect of accounting changes, was basically unchanged from 1992. Accounts payable and income

____________________________________________________________________________

taxes payable were higher in 1993. Inventories and other assets were reduced by $10.7 million resulting primarily from improved manufacturing and scheduling practices. The company's 1993 purchases of property, plant and equipment-net were $89 million compared to $136.1 million in 1992. Expenditures in 1993 included spending for construction of the company's 21st century bearing plant in Asheboro, North Carolina. The company reduced its debt by $42 million during 1993 and extended $8 million of Ohio Water Development Bonds from 1993 to 2007, replacing the fixed interest rate of 8.95% with a floating rate, which averaged 2.31% during 1993.

Management's Discussion and Analysis of Other Information

The company recognized foreign currency exchange losses of $1.4 million in 1994, $7.2 million in 1993, and $4.9 million in 1992. Because of a hyperinflationary economy in Brazil, the company's Brazilian subsidiary accounted for exchange losses of $3.4 million in 1994, $7.9 million in 1993 and $5 million in 1992. In July 1994, the Brazilian government revalued its currency and converted it to the Real. Brazil's currency stabilized at that time, resulting in the lower 1994 exchange loss. The significant devaluation of the Mexican peso against the dollar in December 1994 did not have an important effect on the 1994 Consolidated Financial Statements.

     As part of the company's risk management strategies, various financial instruments are used in the normal course of business. With regard to derivative transactions, the company has established a formal policy and maintains a standard operating procedure followed by management responsible for hedging activities. During the three-year period ended December 31, 1994, these financial instruments consisted primarily of interest rate swap agreements and foreign exchange contracts. The final interest rate swap agreement, covering $50 million of short-term borrowings, matured on November 15, 1994, and was not replaced. Under this agreement, the company paid a fixed interest rate and received a variable rate based on the London Interbank Offered Rate (LIBOR). The effect of interest rate swaps was to increase interest expense by about $3.6 million in 1994, $3.0 million in 1993 and $2.9 million in 1992. Foreign exchange contracts are an integral tool used to manage exposure to currency rate fluctuations primarily related to purchases of inventory and equipment. As these contracts qualify for accounting as designated hedges, the realized and unrealized gains and losses are deferred and included in inventory or property, plant and equipment, depending on the transaction. More information regarding the company's activities in foreign exchange contracts is in Note 3 to the Consolidated Financial Statements. Deferred gains and losses on foreign exchange contracts in 1992-1994 were not significant. By nature, all financial instruments involve both credit and market risks. The company addresses these risks by limiting the duration of its derivative contracts to three years for interest rate swaps and one year for foreign exchange contracts and by doing business only with major commercial banks.

     The company continues to focus on protecting the environment and meeting compliance with environmental protection laws. In doing so, the company has invested in pollution control equipment and updated plant operational practices. To the extent that the company's non-U.S. competitors are not subject to similar laws and regulations in their home countries, the company is placed at a competitive disadvantage.

     It is very difficult to assess the possible effect of compliance with future requirements that may differ from existing ones. The company believes that the effect of amendments to the Clean Air Act of 1990 on its utility suppliers will increase its costs of electricity by $4 million to $5 million annually beginning in the second quarter of 1995. Furthermore, regulations related to these amendments have been proposed that, if adopted, would mandate significant changes in the way the company monitors air emissions. This would require capital expenditures in excess of $1 million and the addition of personnel. A large cross section of industries has expressed opposition to the proposed regulations for a variety of reasons. The U.S. Environmental Protection Agency (EPA) is considering amending the regulations before they are adopted in a fashion that would lessen substantially their impact on the company and delay the timing of the anticipated expenditures.

     The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). Such designations are made regardless of the company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Additionally, the company and its Latrobe Steel subsidiary have been notified by the EPA regarding possible participation at two additional superfund sites. Neither the company nor Latrobe has been named a PRP at the sites at this time. Management believes that any ultimate liability with respect to these actions will not materially affect the company's operations or consolidated financial position.

     The company's MPB Corporation subsidiary is engaged in environmental projects at its manufacturing locations in New Hampshire. The costs for these projects, estimated at slightly more than $3 million, were recorded previously. A portion of these costs will be recovered from a former owner of the property. MPB also has filed suit against its insurance companies for reimbursement of clean-up costs. The full extent of reimbursement cannot be estimated. In late 1993, MPB was notified by the city of Keene, New Hampshire, that city officials were looking to MPB to contribute to the costs of cleaning up alleged soil and groundwater contamination of a city dump, which allegedly had been used by MPB along with many others for industrial waste disposal. This is not a superfund site. No specific monetary request has been made.

     Additionally, the company will begin work in 1995 on an environmental project at its Canton, Ohio, location. The cost of this project, estimated to be in the range of $1 million to $1.5 million, was recorded previously.

                                                                          23

Consolidated Statements of Shareholders' Equity
_____________________________________________________________________________________________________

The Timken Company and Subsidiaries
                                    Common Stock
                                  ________________    Earnings    Foreign
                                           Other      Invested    Currency
                                  Stated   Paid-In    in the      Translation   Treasury
                                  Capital  Capital    Business    Adjustment     Stock       Total
_____________________________________________________________________________________________________
                                                            (Thousands of dollars)
Year Ended December 31, 1992
  Balance at January 1, 1992      $53,064  $242,407    $730,931    $12,634     $(20,065)  $1,018,971
  Net income                                              4,452                                4,452
  Dividends paid-$1.00 per share                        (30,207)                             (30,207)
  Treasury share activity-net                (1,139)                             17,095       15,956
  Foreign currency translation
    adjustments (net of income
    tax benefit of $4,170)                                         (24,109)                  (24,109)
_____________________________________________________________________________________________________
 Balance at December 31, 1992      53,064   241,268     705,176    (11,475)      (2,970)     985,063

Year Ended December 31, 1993
  Net loss                                             (271,932)                            (271,932)
  Dividends paid-$1.00 per share                        (30,678)                             (30,678)
  Treasury share activity-net                   125                               2,969        3,094
  Issuance of common stock                    6,306                                            6,306
  Foreign currency translation
    adjustments (net of income
    tax benefit of $2,112)                                          (6,541)                   (6,541)
_____________________________________________________________________________________________________
  Balance at December 31, 1993     53,064   247,699     402,566    (18,016)        (1)       685,312

Year Ended December 31, 1994
  Net income                                              68,464                              68,464
  Dividends paid-$1.00 per share                         (30,947)                            (30,947)
  Treasury share activity-net                   215                                (5)           210
  Issuance of common stock                    6,088                                            6,088
  Foreign currency translation
    adjustments (net of income
    taxes of $2,603)                                                 3,764                     3,764
_____________________________________________________________________________________________________
 Balance at December 31, 1994     $53,064  $254,002    $440,083   $(14,252)    $   (6)    $  732,891
_____________________________________________________________________________________________________

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.



Notes to Consolidated Financial Statements
____________________________________________________________________________

The Timken Company and Subsidiaries

1.  Significant Accounting Policies

Principles of Consolidation:  The consolidated financial statements include
the accounts and operations of the company and its subsidiaries.   All
significant intercompany accounts and transactions are eliminated upon consolidation.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

Inventories: Inventories are valued at the lower of cost or market, principally by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $155,842,000 and $159,867,000 greater at December 31, 1994 and 1993, respectively.

     In 1993, inventory quantities were reduced, resulting in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years. The effect of the liquidation was to decrease the net loss by approximately $11,600,000 or $.38 per share.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets.

Costs in Excess of Net Assets of Acquired Business: Costs in excess of net assets of acquired business ("goodwill") are amortized on the straight-line method over 40 years. The carrying value of goodwill is reviewed on a quarterly basis for recoverability based on the undiscounted cash flows of the business acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows. No reduction of goodwill for impairment was necessary in 1994 or in previous years.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

     The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $58,000,000 at December 31, 1994. Accordingly, U.S.
income taxes have not been provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of shareholders' equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations.

Impairment and Restructuring Charges: Prior to 1994, it was the company's policy to recognize restructuring and related costs when they were reasonably estimable, probable to be paid and management and the Board of Directors approved a formal plan of action to restructure. At that time, incremental costs directly associated with the restructuring plan were charged to operations and accrued. In the future, restructuring and related costs will be recognized in accordance with Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). Impairment charges are recognized to write down assets to their net realizable value when assets are identified that have a history of negative operating results or cash flows, have limited or no future strategic use, or when it is probable that the undiscounted cash flows of an asset are less than the current net book value.

Earnings Per Share: Earnings per share are computed by dividing net income by the average number of common shares outstanding during the year. Dilutive common stock equivalents are not material and, therefore, are not included in the computation of primary earnings per share.

Notes to Consolidated Financial Statements
____________________________________________________________________________



2.  Impairment and Restructuring Charges

In December 1993, the company initiated a restructuring program aimed at significantly increasing continuous improvement in its manufacturing plants worldwide. In addition, certain charges for additional administrative streamlining and to write off impaired assets were also recorded. Key elements of the charges by industry segment were as follows (in thousands of dollars):

                                         Bearing        Steel       Total
____________________________________________________________________________
Restructuring:
  Separation costs - operations          $ 8,155       $ 2,645     $10,800
  Consulting fees                          9,400         3,400      12,800
  Separation and associate relocation
    costs - administrative                 2,750           250       3,000
  Other                                    4,050           350       4,400
____________________________________________________________________________
                                          24,355         6,645      31,000

Impaired assets:
  Property, plant and equipment            6,150         3,550       9,700
  Investment in foreign joint venture      4,000           -0-       4,000
  Inventories and supplies                 2,100         1,200       3,300
____________________________________________________________________________
                                          12,250         4,750      17,000
____________________________________________________________________________
                                         $36,605       $11,395     $48,000
____________________________________________________________________________

     The restructuring program is a global program designed to improve productivity and increase manufacturing efficiencies. The program is anticipated to reduce plant employment by approximately 2,200 positions by the end of 1997. Of this number, approximately 865 associates are expected to be laid off with the remaining separations coming from retirements and attrition. The separation costs for operations included in the restructuring charge represent the incremental costs of unemployment insurance and health care continuation associated with these layoffs. Consulting fees represent negotiated fees payable to a third party for their cost reduction methodology and specialized expertise in this area. Separation and associate relocation costs for administrative associates were provided for the reduction of approximately 65 salaried associates in Europe, South America and the United States and for relocation costs of certain salaried associates in the United States. Other costs include equipment which will become excess as manufacturing processes are reconfigured, as well as certain travel and rearrangement costs between plants.

     Impaired property, plant and equipment consists primarily of an idle bearing plant in Columbus, Ohio, certain leasehold improvements and equipment at the company's subsidiary in Brazil and steel mill assets which became excess as a result of the installation of a new continuous caster in 1993. The writedown of the investment in the company's foreign joint venture, Tata Timken Limited, represents the excess of the carrying value of the asset over its net realizable value based on an undiscounted cash flow analysis. Excess or obsolete inventories and supplies were written down to scrap value.

     During 1994, excellent progress has been made on the program as work has commenced at 65% of the company's manufacturing plants. Activity against the restructuring provision was as follows (in thousands of dollars):

                                             Separation and
               Separation Costs- Consulting  Relocation Costs-
                 Operations         Fees     Administrative   Other  Total
_____________________________________________________________________________
Restructuring
  provision        $10,800        $12,800        $3,000      $4,400  $31,000
  Non-cash charges                                           (3,336)  (3,336)
  Cash expenditures   (412)        (9,702)       (1,354)       (501) (11,969)
  Exchange gain         96             80           145          15      336
_____________________________________________________________________________
Balance at December
  31, 1994         $10,484         $ 3,178       $1,791      $  578  $16,031
____________________________________________________________________________

3.  Foreign Exchange Contracts

The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of the company's foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 1994 and 1993, the company had forward exchange contracts, all having maturities of less than one year, in amounts of $8,944,000 and $29,038,000, respectively, which approximates their fair value. The forward exchange contracts were primarily entered into by the company's German subsidiary and exchanged deutsche marks for U.S. dollars.
As these exchange contracts qualify for accounting as designated hedges, the realized and unrealized gains and losses are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur or through depreciation expense.

_____________________________________________________________________________



4.  Financing Arrangements

Long-term debt at December 31, 1994, and 1993 was as follows:

                                                         1994        1993
____________________________________________________________________________
                                                      (Thousands of dollars)

Fixed Rate Medium-Term Notes, Series A, due at
  various dates through September 2002, with
  interest rates ranging from 7.20% to 9.25%           $133,000    $133,000
7.50%, State of Ohio Pollution Control Revenue
  Refunding Bonds, maturing on January 1, 2002           17,000      17,000
Variable rate State of Ohio Water Development
  Revenue Refunding Bonds, maturing May 1, 2007
  (5.75% at December 31, 1994)                            8,000       8,000
Variable rate State of Ohio Air Quality and Water
  Development Revenue Refunding Bonds, maturing on
  June 1, 2001 (5.75% at December 31, 1994)              21,700      21,700
Other                                                     1,430       1,740
____________________________________________________________________________
                                                        181,130     181,440
Less current maturities                                  30,223         282
___________________________________________________________________________
                                                       $150,907    $181,158
___________________________________________________________________________

     At December 31, 1994, the carrying value of the company's debt instruments approximated the estimated fair value based on discounted cash flow analysis. The aggregate maturities of long-term debt for the five years subsequent to December 31, 1994, are as follows: 1995-$30,223,000; 1996-$235,000; 1997-$30,239,000; 1998-$23,209,000; 1999-$15,060,000.

     Interest paid in 1994, 1993 and 1992 approximated $28,950,000, $31,290,000, and $31,137,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $3,145,000 in 1994, $1,700,000 in 1993 and $2,229,000 in 1992 as a part of major capital additions. The weighted average interest rate on commercial paper borrowings during the year was 9.9% in 1994, 7.8% in 1993 and 8.4% in 1992. The weighted average interest rate on short-term debt during the year was 6.4% in 1994, 7.7% in 1993 and 8.2% in 1992.

     At December 31, 1994, the company had available $220,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks. The agreement bears interest based upon any one of three rates at the company's option--prime, London Interbank Offered Rate (LIBOR) or the adjusted certificate of deposit rate. The agreement contains certain restrictions relating to other borrowings by the company and its subsidiaries and restricts borrowing on assets other than accounts receivable.

5.  Stock Compensation Plans

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares.
In addition, shares can be awarded to directors not employed by the company. The share price of each option granted is equal to the market price at the date of the grant.

     At December 31, 1994, a total of 41,200 restricted stock rights, restricted shares or deferred shares have been awarded and are not vested. The company distributed 20,750 and 19,711 common shares in 1994 and 1993, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

     The following table summarizes certain information relative to stock options:

                                         1994                1993
____________________________________________________________________________
                               Number                 Number
                                 of     Option Price    of     Option Price
                               Shares    Per Share    Shares     Per Share
____________________________________________________________________________
Outstanding at beginning
  of year                  1,232,053  $21.12-$35.75 1,043,593  $21.12-$35.75
Granted                      262,200         $34.50   219,800         $31.25
Exercised                    (89,060) $22.25-$35.25   (18,015) $25.00-$28.88
Cancelled or expired              -0-            -0-  (13,325) $25.75-$35.75
____________________________________________________________________________
Outstanding at end of year 1,405,193  $21.12-$35.75  1,232,053 $21.12-$35.75
____________________________________________________________________________
Options exercisable           814,193                  737,703
Reserved for future use       719,865                  991,915

Notes to Consolidated Financial Statements
____________________________________________________________________________



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

     In arriving at the pension obligation and net periodic pension costs for the company's plans covering most of its associates, the consulting actuary used certain assumptions as follows:

                                          1994          1993         1992
____________________________________________________________________________
 Discount rate                           8.25%          7.5%         9.5%
 Future compensation assumption         3% to 4%       3% to 4%     3% to 5%
 Expected long-term return on
   plans' assets                         9.5%           9.5%         9.5%
____________________________________________________________________________

A summary of the components of net periodic pension costs for the defined benefit plans follows (in thousands of dollars):

                                          1994          1993         1992
____________________________________________________________________________
 Service cost-benefits earned during
   the period                          $ 23,960       $ 19,351     $ 19,454
 Interest cost on projected benefit
   obligation                            73,640         73,380       69,062
 Actual return on plan assets               774        (99,202)     (43,607)
 Net amortization and deferral          (65,498)        30,279      (27,292)
____________________________________________________________________________
       Total pension expense           $ 32,876       $ 23,808     $ 17,617
____________________________________________________________________________

     Pension expense increased in 1994 due to the reduction of the discount rate assumption for U.S.-based pension plans in 1993 and certain plan changes.

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1994, and 1993, for the company's defined benefit plans (in thousands of dollars):

                                 1994                        1993
____________________________________________________________________________
                       Plans Where  Plans Where   Plans Where   Plans Where
                          Assets    Accumulated      Assets     Accumulated
                          Exceed      Benefits       Exceed       Benefits
                       Accumulated     Exceed     Accumulated      Exceed
                         Benefits      Assets       Benefits       Assets
____________________________________________________________________________
Actuarial present
  value of benefit
  obligations:
  Vested benefit
    obligation         $(388,564)    $(334,558)    $(294,531)   $(440,405)
____________________________________________________________________________
 Accumulated benefit
   obligation          $(427,920)    $(398,158)    $(335,973)   $(506,239)
 Projected benefit
   obligation          $(498,438)    $(442,737)    $(397,910)   $(561,088)
Plan assets at fair
   value(1)              470,500       308,271       402,724      414,727
____________________________________________________________________________
Projected benefit
  obligation (in excess
  of) or less than plan
  assets                 (27,938)      (134,466)       4,814     (146,361)
Unrecognized net gain     (2,938)       (45,230)     (18,508)     (23,739)
Prior service cost
  (credit) not yet
  recognized in net
  periodic pension cost   15,226         78,973       (9,299)      90,846
Unrecognized net asset
  at transition dates,
  net of amortization    (18,307)        (4,466)     (14,268)     (12,258)
____________________________________________________________________________
Net pension liability
  recognized in the
  balance sheet        $ (33,957)    $(105,189)    $ (37,261)   $ (91,512)
____________________________________________________________________________
(1) The plans' assets are primarily invested in listed stocks and bonds and cash equivalents.

     The company also sponsors defined contribution retirement and savings plans covering substantially all associates in the United States. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 1994, the plans had net assets of $169,170,000, including 3,096,748 shares of Timken Company common stock. Company contributions to the plans amounted to $6,299,000 in 1994, $5,936,000 in 1993 and $5,881,000 in 1992.

____________________________________________________________________________



7.  Postretirement Benefits

Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." FAS No. 106 requires the projected cost of providing postretirement health care and life insurance benefits be recognized as an expense as associates render service instead of when benefits are paid, as the company had historically done. In doing so, the company elected immediate recognition of the transition obligation.

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

     The postretirement benefit obligation and net periodic postretirement benefits cost were determined by application of the terms of the current medical and life insurance plans, including established deductibles, coinsurance and maximums, together with relevant actuarial assumptions. For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 10% declining gradually to 5.5% in 2003 and thereafter. The weighted average discount rate used was 8.25% in 1994 and 7.5% in 1993.

     Net periodic postretirement benefits cost included the following components (in thousands of dollars):

                                                      1994          1993
____________________________________________________________________________

Service cost                                       $  4,408       $  4,039
Interest cost on accumulated postretirement
  benefits obligation                                29,514         35,046
Net amortization and deferral                          (777)            -0-
___________________________________________________________________________
Net periodic postretirement benefits cost          $ 33,145       $ 39,085
___________________________________________________________________________

     The company paid postretirement benefits of $22,315,000 in 1994; $19,622,000 in 1993 and $21,355,000 in 1992.

     The following table sets forth the components of the accumulated postretirement benefits obligation recognized in the balance sheet at December 31, 1994 and 1993 (in thousands of dollars):

                                                      1994          1993
___________________________________________________________________________

Accumulated postretirement benefits obligation:
  Retirees                                         $(255,891)     $(276,499)
  Fully eligible active plan participants            (55,104)       (75,366)
  Other active plan participants                     (74,377)       (94,985)
____________________________________________________________________________
                                                    (385,372)      (446,850)
 Unrecognized net (gain) loss                        (23,228)        49,080
____________________________________________________________________________
 Postretirement obligation recognized in the
   balance sheet                                   $(408,600)     $(397,770)
____________________________________________________________________________

     Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefits obligation as of December 31, 1994 by approximately $36,000,000 and the net periodic postretirement benefits cost for 1994 by approximately $3,200,000.

     In addition to providing the above postretirement benefits, the company also provides certain benefits to former or inactive associates after employment but before retirement. Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual accounting for these benefits, rather than the previous pay-as-you-go method. The adoption of FAS No. 112 did not materially affect the cumulative effect adjustment or 1993 operations.

8.  Research and Development

Expenditures committed to research and development amounted to approximately $36,000,000 in 1994; $37,000,000 in 1993 and $42,000,000 in 1992. Such
expenditures fluctuate from year to year depending on special projects and needs.

Notes to Consolidated Financial Statements
____________________________________________________________________________



9.  Income Taxes

Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 109, "Accounting for Income Taxes." Under FAS No. 109, deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted marginal tax rates and laws. Prior to 1993, income tax expense was determined under the provisions of Accounting Principles Board Opinion No. 11 using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. In adopting FAS No. 109, no prior periods were restated, and the cumulative effect of the accounting change was not material to the company's financial condition or to operations.

The provision (credit) for income taxes consisted of the following:

                        1994                 1993                1992
____________________________________________________________________________
                  Current  Deferred    Current  Deferred   Current Deferred
____________________________________________________________________________
                                     (Thousands of dollars)

United States:
 Federal           $17,426  $13,395   $16,835  $(24,047)  $  4,600  $  (616)
 State and local     3,550     (58)     2,778    (1,843)       (21)     -0-
Foreign              7,981     565      5,870    (2,843)     6,504   (1,488)
____________________________________________________________________________
                   $28,957  $13,902   $25,483  $(28,733)  $11,083   $(2,104)
____________________________________________________________________________

     The company made income tax payments of approximately $33,400,000 in 1994, $20,000,000 in 1993 and $2,500,000 in 1992. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

     The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1994, and 1993 was as follows:

                                                       1994        1993
___________________________________________________________________________
                                                   (Thousands of dollars)
Deferred tax assets:
  Accrued postretirement benefits cost               $152,618     $148,886
  Accrued pension cost                                 43,905       44,845
  Benefit accruals                                     20,446       22,025
  Impairment and restructuring charges                  6,212       16,405
  Foreign tax loss and credit carryforwards            19,901       20,224
  Alternative minimum tax credit carryforwards          6,080       12,205
  Other-net                                            21,818       19,896
  Valuation allowance                                 (19,901)     (20,224)
___________________________________________________________________________
                                                      251,079      264,262
Deferred tax liability-depreciation                  (156,462)    (153,140)
____________________________________________________________________________
Net deferred tax asset                               $ 94,617     $111,122
____________________________________________________________________________

     FAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 1994, the company has deferred tax assets attributable to foreign tax loss and credit carryforwards. Realization of these carryforwards is considered uncertain and a valuation allowance has been recorded. The items generating the remaining deferred tax assets, except for accrued postretirement benefits cost, are expected to reverse over the same general period as depreciation and are therefore likely to be realized. The deferred tax asset relative to accrued postretirement benefits cost, which has a very long reversal period, is deemed realizable based on the company's anticipated future earnings.

____________________________________________________________________________

The reasons for the difference between the provision (credit) for income taxes and the amount computed by applying the statutory U.S. federal income tax rate (35% in 1994 and 1993 and 34% in 1992) to income (loss) before taxes were as follows:

                                                1994       1993      1992
____________________________________________________________________________
                                                  (Thousands of dollars)
Income tax (credit) at the statutory federal
  rate                                         $38,963   $(7,322)   $4,567
Adjustments:
  State and local income taxes, net of
    federal tax benefit                          2,270       608        -0-
  Tax on foreign remittances                       755     1,021       405
  Amortization of costs in excess of net
    assets of acquired business                    902       902       876
  Losses without current tax benefits               -0-    3,668     2,065
  Higher tax rates outside the United States        -0-       -0-      963
  Change in deferred tax rate upon enactment
    of new tax law                                  -0-   (1,981)       -0-
  Other items                                      (31)     (146)      103
____________________________________________________________________________
Total income taxes (credit)                    $42,859   $(3,250)   $8,979
____________________________________________________________________________
Effective income tax rate                          39%      (16)%      67%
____________________________________________________________________________


10.  Common Stock

A summary of activity in shares and dollar amounts of common stock, other paid-in capital and treasury stock is as follows:

                                    Common Stock            Treasury Stock
                              __________________________   ________________
                                              Amount
                                          _______________
                              Number               Other    Number
                                of        Stated   Paid-In   of
                              Shares      Capital  Capital  Shares    Amount
____________________________________________________________________________
                               (Thousands of dollars, except share data)
Year Ended December 31, 1992
Balance at January 1, 1992    30,625,858  $53,064 $242,407  732,066 $(20,065)
Shares issued in connection
  with various benefit plans                         (725) (325,233)   8,909
Shares issued in connection
  with dividend reinvestment
  plan                                               (414) (298,526)   8,186
_____________________________________________________________________________
Balance at December 31, 1992  30,625,858  $53,064 $241,268  108,307  $(2,970)

Year Ended December 31, 1993
Shares issued in connection
  with various benefit plans      85,415             2,362   (56,955)  1,562
Shares issued in connection
  with dividend reinvestment
  plan                           131,679             4,069   (51,312)  1,407
_____________________________________________________________________________
Balance at December 31, 1993  30,842,952  $53,064 $247,699        40    $ (1)

Year Ended December 31, 1994
Shares issued/acquired in
  connection with various
  benefit plans                   74,129             1,522       140      (5)
Shares issued in connection
  with dividend reinvestment
  plan                           144,457             4,781
_____________________________________________________________________________
Balance at December 31, 1994  31,061,538  $53,064 $254,002       180    $ (6)
_____________________________________________________________________________

Notes to Consolidated Financial Statements
____________________________________________________________________________



11.  Contingencies

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. Such designations are made regardless of the company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company's operations or consolidated financial position.

12.  Segment Information

The company manufactures products that fall into two major classifications. The first includes anti-friction bearings used in a multitude of applications to reduce friction and conserve energy. The second classification is steel products of alloy, intermediate alloy and carbon grades. Sales of these products are made predominantly to manufacturers in the automotive, machinery, railroad, aerospace and agricultural industries, and to service replacement markets following normal credit practices.

     Net sales by segment include sales to both unaffiliated customers and intersegment sales. Intersegment sales and transfers between geographic areas are accounted for at values based on market prices.

Information by Industry
                                         Bearing     Steel    Consolidated
____________________________________________________________________________
                                                (Thousands of dollars)
1994

Net sales (1)                          $1,312,323    $618,028   $1,930,351
Operating income                           84,924      53,651      138,575
Assets employed at year-end             1,117,762     740,972    1,858,734
Depreciation and amortization              64,487      54,768      119,255
Capital expenditures                       88,585      31,071      119,656
____________________________________________________________________________

1993

Net sales (1)                          $1,153,987    $554,774   $1,708,761
Operating income (2)                       12,821       7,635       20,456
Assets employed at year-end               996,549     793,170    1,789,719
Depreciation and amortization              62,965      55,438      118,403
Capital expenditures                       72,915      20,025       92,940
____________________________________________________________________________

1992

Net sales (1)                          $1,169,035    $473,275   $1,642,310
Operating income (loss)                    60,062     (11,089)      48,973
Assets employed at year-end               986,617     751,833    1,738,450
Depreciation and amortization              63,125      51,308      114,433
Capital expenditures                       73,292      65,804      139,096
____________________________________________________________________________

(1) Intersegment steel sales to the bearing business of $211,201,000 in 1994, $162,133,000 in 1993 and $156,525,000 in 1992 are eliminated on consolidation and are not included in the figures presented.
(2) The 1993 impairment and restructuring charges of $48,000,000 by industry segments follow (in thousands of dollars):
                            Bearing        Steel      Consolidated
__________________________________________________________________
Impairment charges          $12,250       $4,750         $17,000
Restructuring charges        24,355        6,645          31,000
__________________________________________________________________
                            $36,605      $11,395         $48,000
__________________________________________________________________

There were no significant changes to the program in 1994.

_____________________________________________________________________________



Information by Geographic Area

                                   United               Other
                                   States    Europe   Countries Consolidated
____________________________________________________________________________
                                           (Thousands of dollars)
1994

Net sales                      $1,524,897   $237,521   $167,933  $1,930,351
Operating income                  108,808      2,877     26,890     138,575
Income before income taxes         85,187      1,805     24,331     111,323
Assets employed at year-end     1,575,351    201,118     82,265   1,858,734
____________________________________________________________________________

1993

Net sales                      $1,351,565   $209,688   $147,508  $1,708,761
Operating income (loss) (1)        20,440    (12,074)    12,090      20,456
Income (loss) before income
  taxes                           (11,232)   (14,485)     4,798     (20,919)
Assets employed at year-end     1,533,882    188,376     67,461   1,789,719
____________________________________________________________________________

1992

Net sales                      $1,242,602   $255,625   $144,083  $1,642,310
Operating income                   32,145        520     16,308      48,973
Income (loss) before income
  taxes                             5,603     (1,722)     9,550      13,431
Assets employed at year-end     1,454,961    204,468     79,021   1,738,450
____________________________________________________________________________

(1) The 1993 impairment and restructuring charges of $48,000,000 by geographic segments follow (in thousands of dollars):

                         U.S.    Europe   Other    Consolidated
_______________________________________________________________
Impairment charges     $13,800   $1,800   $1,400      $17,000
Restructuring charges   23,900    5,000    2,100       31,000
_______________________________________________________________
                       $37,700   $6,800   $3,500      $48,000
_______________________________________________________________

There were no significant changes to the program in 1994.

Note: Foreign currency exchange losses were $1,440,000 in 1994, $7,246,000 in 1993 and $4,853,000 in 1992.



Report of Independent Auditors
____________________________________________________________________________
To the Board of Directors and Shareholders of The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 1994, and 1993, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1994, and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As described in Notes 7 and 9 to the financial statements, in 1993 the company changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes.

Canton, Ohio
February 2, 1995
                                     Ernst & Young LLP

Summary of Operations and Other Comparative Data
____________________________________________________________________________
The Timken Company and Subsidiaries

                                           1994         1993         1992
____________________________________________________________________________
Statements of Income
   Net sales:
     Bearing                            $1,312,323   $1,153,987   $1,169,035
     Steel                                 618,028      554,774      473,275
____________________________________________________________________________
   Total net sales                       1,930,351    1,708,761    1,642,310

   Cost of products sold                 1,509,347    1,366,164    1,296,511
   Selling, administrative and
     general expenses                      282,429      274,141      296,826
   Impairment and restructuring charges        -0-       48,000          -0-
   Operating income (loss)                 138,575       20,456       48,973
   Earnings before interest and taxes
     (EBIT)                                136,195        8,700       42,091
   Interest expense                         24,872       29,619       28,660
   Income (loss) before income taxes       111,323      (20,919)      13,431
   Provision for income taxes (credit)      42,859       (3,250)       8,979
   Income (loss) before extraordinary
     item and cumulative effect of
     accounting changes                     68,464      (17,669)       4,452
   Net income (loss)                    $   68,464   $ (271,932)  $    4,452

Balance Sheets
  Inventory                             $  332,304   $  299,783   $  310,947
  Current assets                           657,180      586,384      556,017
  Working capital                          178,556      153,971      165,553
  Property, plant and equipment
    (less depreciation)                  1,030,451    1,024,664    1,049,004
  Total assets                           1,858,734    1,789,719    1,738,450
  Total debt                               279,519      276,476      320,515
  Total liabilities                      1,125,843    1,104,407      753,387
  Shareholders' equity                  $  732,891   $  685,312   $  985,063

Other Comparative Data
  Net income (loss)/Total assets              3.7%      (15.2)%         0.3%
  Net income (loss)/Net sales                 3.5%      (15.9)%         0.3%
  EBIT/Beginning invested capital             9.1%         0.5%         2.6%
  Inventory days (FIFO)                      118.4        122.8        138.3
  Net sales per associate               $  119,143   $  106,898   $   98,171
  Capital expenditures                  $  119,656   $   92,940   $  139,096
  Depreciation and amortization         $  119,255   $  118,403   $  114,433
  Capital expenditures/Depreciation         102.6%        80.2%       124.4%
  Dividends paid per share (Note 2) $ 1.00 $ 1.00 $ 1.00 Income (loss) before extraordinary item and cumulative effect of
    accounting changes per share
    (Notes 1 and 2)                     $     2.21   $    (0.57)  $     0.15
  Debt to total capital                      27.6%        28.7%        24.5%
  Number of associates                      16,202       15,985       16,729
  Number of shareholders (Note 3)           49,968       28,767       31,395

Notes
(1) Excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112, and the cumulative effect of accounting changes in 1986, which related to the adoption of FAS No. 87 and a change in the method of accounting for depreciation. Also excluded is the extraordinary item recorded in 1985, which resulted from the utilization of foreign tax credit carryforwards.
(2) Based on the average number of shares outstanding during each year.
(3) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans. In 1994, the methodology used to estimate the number of shareholders was refined, resulting in the revision of 1993 and 1992 counts.

_____________________________________________________________________________


   1991       1990*      1989       1988        1987       1986      1985
_____________________________________________________________________________
             (Thousands of dollars, except per share data)

$1,128,972 $1,173,056 $1,042,122 $1,002,412 $  826,383 $  762,903 $  774,922
   518,453    527,955    490,840    551,731    403,875    295,152    315,752
____________________________________________________________________________
 1,647,425  1,701,011  1,532,962  1,554,143  1,230,258  1,058,055  1,090,674

 1,309,893  1,284,232  1,157,125  1,178,839    959,847    875,006    883,590

   297,660    286,427    250,676    235,072    222,207    219,654    233,131
    41,000        -0-        -0-        -0-        -0-     80,000        -0-
    (1,128)   130,352    125,161    140,232     48,204   (116,605)   (26,047)

   (15,277)   125,155    113,710    132,745     47,891   (118,902)   (32,797)
    26,673     26,339     17,217     20,879     25,037     25,069      1,748
   (41,950)    98,816     96,493    111,866     22,854   (143,971)   (34,545)
    (6,263)    43,574     41,148     45,954     12,535    (61,233)   (27,579)


   (35,687)    55,242     55,345     65,912     10,319    (82,738)    (6,966)
$  (35,687)$   55,242 $   55,345 $   65,912 $   10,319 $    2,736 $   (3,903)


$  320,076 $  379,543 $  344,135 $  350,410 $  278,567 $  247,615 $  242,562
   562,496    657,865    608,224    619,456    485,163    406,206    415,511
   148,950    238,486    359,773    348,322    255,910    100,716    151,915

 1,058,872  1,025,565    932,828    941,121    957,641    976,600    935,673
 1,759,139  1,814,909  1,565,961  1,593,031  1,466,634  1,403,529  1,375,419
   273,104    266,392     80,647    182,341    180,805    263,219    218,530
   740,168    740,208    501,157    619,315    543,541    596,907    586,138
$1,018,971 $1,074,701 $1,064,804 $  973,716 $  923,093 $  806,622 $  789,281


    (2.0)%       3.0%       3.5%       4.1%       0.7%       0.2%     (0.3)%
    (2.2)%       3.2%       3.6%       4.2%       0.8%       0.3%     (0.4)%
    (0.9)%       8.3%       7.6%       9.6%       3.6%     (9.2)%     (2.6)%
     140.5      163.2      167.5      161.0      162.9      165.7      164.8
$   92,865 $   90,191 $   88,878 $   86,102 $   73,576 $   63,873 $   62,108
$  144,678 $  120,090 $   91,536 $   78,943 $   52,119 $   55,175 $  195,288
$  109,252 $  101,260 $   91,070 $   88,756 $   84,649 $   87,646 $   77,682
    135.6%     120.4%     100.5%      88.9%      61.6%      63.0%     251.4%
$     1.00 $     0.98 $     0.92 $     0.70 $     0.50 $     0.50 $     0.90



$   (1.21) $     1.85 $     1.88 $     2.34 $     0.39 $    (3.35)$    (0.29)
     21.1%      19.9%       7.0%      15.8%      16.4%      24.6%      21.7%
    17,740     18,860     17,248     18,050     16,721     16,565     17,561
    26,048     25,090     22,445     21,184     22,470     23,186     26,136

*Includes MPB Corporation operations for seven months.

APPENDIX TO EXHIBIT 13

On page 34 of the printed document, two bar charts were shown that contain the following information:

(1) Total Net Sales (in Billions of Dollars)

                                Bearings           Steel
                                ________           _____

                 1985            $0.775            $0.316
                 1986             0.763             0.295
                 1987             0.826             0.404
                 1988             1.002             0.552
                 1989             1.042             0.491
                 1990             1.173             0.528
                 1991             1.129             0.518
                 1992             1.169             0.473
                 1993             1.154             0.555
                 1994             1.312             0.618

(2) Return on Net Sales (before extraordinary items and cumulative effect of accounting changes):

                          Operating Income (Loss)   Income (Loss)
                          _______________________   _____________

                 1985             -2.4%                  -.6%
                 1986            -11.0%                 -7.8%
                 1987              3.9%                   .8%
                 1988              9.0%                  4.2%
                 1989              8.2%                  3.6%
                 1990              7.7%                  3.2%
                 1991              -.1%                 -2.2%
                 1992              3.0%                   .3%
                 1993              1.2%                 -1.0%
                 1994              7.2%                  3.5%

On page 35 of the printed document, two bar charts were shown that contain the following information:

(1) Earnings (before extraordinary items and cumulative effect of accounting changes) and Dividends per Share:

                                Earnings          Dividends
                                ________          _________

                 1985           $ -.29              $0.90
                 1986            -3.35               0.50
                 1987              .39               0.50
                 1988             2.34               0.70
                 1989             1.88               0.92
                 1990             1.85               0.98
                 1991            -1.21               1.00
                 1992              .15               1.00
                 1993             -.57               1.00
                 1994             2.21               1.00

(2) Total Assets (in Billions of Dollars)

                                Bearings          Steel
                                ________          _____

                 1985           $0.639            $0.737
                 1986            0.662             0.741
                 1987            0.717             0.750
                 1988            0.803             0.790
                 1989            0.823             0.743
                 1990            1.046             0.769
                 1991            1.023             0.736
                 1992            0.987             0.752
                 1993            0.997             0.793
                 1994            1.118             0.741