Form 10-K, Exhibit 13
period 1995-12-31
TIMKEN CO
filed 1996-03-28
CIK 98362

EXHIBIT 13

Financial Summary
                                                1995             1994

                    (Thousands of dollars, except per share data)

Net sales                                    $2,230,504     $1,930,351
Income before income taxes                      180,174        111,323
Provision for income taxes                       67,824         42,859
Net income                                   $  112,350     $   68,464
Net income per share                              $3.60          $2.21
Dividends paid per share                          $1.11          $1.00



During 1995, The Timken Company achieved record sales and earnings. Net sales grew 15.5 percent, exceeding $2 billion for the first time. Net income increased 64.1 percent to more than $112 million. The year ended strong, with record fourth quarter sales.

Both the Bearing and Steel Businesses improved performance in 1995. Associates' continuous improvements in productivity, quality and cost reductions, along with strong demand and better pricing, contributed to a banner year. New products, processes and plants promise continued growth for 1996.


Quarterly Financial Data

                                             Net
                                            Income  Dividends
                  Net        Gross    Net    per      per       Stock Prices
1995              Sales     Profit   Income  Share   Share
                                                                 High     Low
                                  (Thousands of dollars, except per share data)
First Quarter  $  568,899 $138,826  $ 34,276  $ 1.10   $  .27  $ 36 1/8  $ 32 1/2
Second Quarter    585,797  133,142    31,243    1.00      .27    46 5/8    35 5/8
Third Quarter     519,463  115,551    19,028     .61      .27    48        41 7/8
Fourth Quarter    556,345  125,285    27,803     .89      .30    42 7/8    37 1/8
               $2,230,504 $512,804  $112,350  $ 3.60   $ 1.11

1994
First Quarter  $  466,482 $ 91,442  $  7,746  $  .25   $  .25  $ 37 1/2  $ 32
Second Quarter    494,046  112,887    20,634     .67      .25    35 3/8    31 1/4
Third Quarter     466,344  100,616    14,292     .46      .25    39 1/4    32 3/8
Fourth Quarter    503,479  116,059    25,792     .83      .25    39        31 1/2
               $1,930,351 $421,004 $  68,464  $ 2.21   $ 1.00

Management's Discussion and Analysis - Summary

In 1995, The Timken Company achieved major financial milestones, setting new records in sales and earnings. Sales exceeded $2 billion for the first time. The company increased sales in all industries it serves and in most geographic markets. Higher sales volume and improved pricing, along with actions to reduce costs, increase productivity and improve capacity utilization, contributed to the increase in profits. These factors as well as new product development and recent acquisitions continue to lay the foundation for increased earnings potential.

     In the Bearing Business, strong volume, improved sales mix and better pricing improved performance, which would have been greater but for increased employment costs and temporary inefficiencies related to the higher level of activity. The Steel Business, despite higher raw material costs for steel scrap and certain alloys, improved its profitability with continued strong demand, cost reductions and improved pricing.

     A program begun in December 1993 to accelerate improvement in our manufacturing operations continues, with virtually all facilities worldwide having completed the first stage of the process and many now in the implementation phase. The program is reducing costs substantially and improving service and quality. Total annual savings are expected to be at least $200 million based on 1993 volume levels. These improvements in manufacturing costs will be offset somewhat by inflation and expenses related to new production initiatives.

     The company completed the acquisition of Rail Bearing Service (RBS) in early 1995. RBS remanufactures and reconditions bearings for the railroad industry. With this acquisition, the company enhanced overall customer service to its railroad customers by combining strengths of the two organizations. This purchase also has allowed the company to increase sales and expand its presence in existing railroad markets.

     Capital expenditures in 1995 totaled $131.2 million and emphasized advanced and innovative technologies for the company's plants.

     The company has used these investments to improve productivity, introduce new products and increase capacity in order to meet higher customer demand.

     During 1995's first quarter, the Steel Business announced the opening of its Tryon Peak steel parts plant in Columbus, North Carolina. The plant uses seamless steel tubing produced in the company's Ohio operations to manufacture steel rings primarily for the bearing industry.

     Also in the first quarter of 1995, the company's Bearing Business broke ground for an expansion of its Altavista, Virginia, plant, where SENSOR-PACTM bearings for anti-lock braking systems are produced. The expansion will double the size of the facility. In addition, captial improvements in the business' Asheboro, North Carolina, plant resulted in improved quality and output.

     During the third quarter, the company's Bearing Business introduced a new family of custom-designed products called SpexxTM Performance Bearings. The product line includes both tapered and cylindrical roller bearings and provides cost-effective solutions for selective applications.

     In January 1996, the company announced it entered into a definitive agreement with FLT Prema Milmet S.A. to acquire the assets of a tapered
roller bearing business in Sosnowiec, Poland.   The company expects to
complete the transaction in early 1996. The transaction is subject to final government approval.

     In June 1995, Martin D. Walker was elected a director of The Timken Company and in August was elected to the Audit Committee. Mr. Walker is chairman and chief executive officer of M. A. Hanna Company which is based in Cleveland.

     New leadership will drive the company's efforts to continue growth and expansion into new markets worldwide. With the retirement of Peter J. Ashton as head of the Bearing Business, Robert L. Leibensperger became executive vice president and president - bearings.

     The company announced a new group of experienced executives who will take on expanded Bearing Business leadership roles upon the retirement in 1996 of Maurice Amiel, who has led the Europe, Africa and West Asia operation and Donald L. Hart, who has led the North and South American bearing operations. Elected as officers of the company, Jon T. Elsasser is vice president - bearings - Europe, Africa and West Asia; James W. Griffith is vice president - bearings - North American automotive, rail, Asia Pacific and Latin America; and Salvatore J. Miraglia is vice president - bearings - North American industrial and super precision.

     In the Steel Business, Charles H. West, executive vice president and president - steel, will be retiring, effective March 31, 1996. Bill J. Bowling will succeed Mr. West and was elected an officer of the company, effective April 1.

Consolidated Statements of Income       THE TIMKEN COMPANY AND SUBSIDIARIES

                                             Year Ended December 31
                                              1995       1994       1993
                                             (Thousands of dollars,
                                             except per share data)

Net sales                                    $2,230,504 $1,930,351 $1,708,761
Cost of products sold                         1,717,700  1,509,347  1,366,164
     Gross Profit                               512,804    421,004    342,597
Selling, administrative and general expenses    302,588    282,429    274,141
Impairment and restructuring charges                -0-      -0-       48,000
     Operating Income                           210,216    138,575     20,456

Interest expense                                (19,813)   (24,872)   (29,619)
Other-net                                       (10,229)    (2,380)   (11,756)
     Other Income (Expense)                     (30,042)   (27,252)   (41,375)
     Income (Loss) Before Income Taxes and
     Cumulative Effect of Accounting Changes     180,174   111,323    (20,919)
Provision (credit) for income taxes               67,824    42,859     (3,250)
     Income (Loss) Before Cumulative Effect
     of Accounting Changes                       112,350    68,464    (17,669)

Cumulative effect of accounting changes on
 prior years (net of income tax benefit
 of $132,971)                                      -0-       -0-     (254,263)
     Net Income (Loss)                          $112,350  $68,464  $ (271,932)
Earnings Per Share:
Income (loss) before cumulative effect of
 accounting changes                             $   3.60  $  2.21  $    (0.57)
Cumulative effect of accounting changes              -0-      -0-       (8.29)
     Net Income (Loss) Per Share                $   3.60  $  2.21  $    (8.86)
Average number of common shares outstanding   31,194,368 30,949,625 30,680,372

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Income

1995 compared to 1994

During 1995, net sales topped $2 billion for the first time in company history and were 15.5% greater than 1994. Worldwide demand for the company's products remained strong throughout the year. Increased sales were achieved in all industries and in virtually all of the company's markets except Mexico. The company's European sales were up considerably as Europe continued its strong recovery from the 1993 recession. Orders for aerospace products rose for the second straight year, which strengthened demand for bearings from MPB Corporation, a Timken Company subsidiary.

     Gross profit for 1995 was $512.8 million (23% of net sales), an increase of 21.8% over 1994's $421 million (21.8% of net sales). Higher sales volume and improved pricing, along with gains resulting from the company's initiatives to reduce costs, increase productivity and improve capacity utilization, contributed to the earnings increase. During 1995, the company operated near capacity at most of its plants. Capacity constraints reduced operating flexibility which partially offset some of the profit gains. In addition, higher overtime and training costs incurred to meet increased customer demand slowed earnings growth during the year. Although the company expects overtime costs to continue in 1996 in order to meet anticipated demand, increases in capacity from efficiency gains, capital spending and a larger work force should reduce the amount of overtime.

The increase in 1995's operating income to $210.2 million was in line with the increase in gross profit as the company continued to manage effectively its administrative costs. Despite sharply higher sales, the
 18
company contained selling, administrative and general expenses to $302.6 million (13.6% of net sales) in 1995 compared to $282.4 million (14.6% of net sales) in 1994. In the fourth quarter of 1995 the company initiated a variable pay program for 1995 and succeeding years for most salaried associates. The purpose of this program is to increase the linkage between performance and pay. Accordingly, compensation costs will vary to a greater degree based on the company's performance. The company continues to make improvements in its administrative functions with the intent of increasing overall effectiveness and efficiency.

The company's efforts initiated in 1993 to accelerate significantly continuous improvement in its manufacturing plants worldwide are progressing according to plan. The total annual reduction in the company's manufacturing cost structure is expected to be at least $200 million based on 1993 volume levels. This improvement in manufacturing cost will be offset somewhat by inflation and expenses related to new production initiatives. Based on actual experience with implementing the program, the company has revised its initial estimate for incremental manufacturing costs required to implement the program, such as engineering support, from $50 million to $40 million. Initial estimates for incremental capital expenditures related to the program have been revised from $100 million to $125 million.

Note 2 to the Consolidated Financial Statements summarizes the $31 million reserve established in 1993 for certain costs associated with this manufacturing cost reduction program and an administrative streamlining program. Management believes that the remaining reserve is sufficient to cover the cash outlays for separation costs relating to the projected layoffs. Layoffs projected for the manufacturing cost reduction program are 350 for 1996 and 370 in 1997 for Bearing; and 55 in 1996 and 10 in 1997 for Steel. Layoffs projected for the administrative streamlining program are 18 in 1996 and 5 in 1997 and relate only to the Bearing Business.

Bearing Business net sales increased by 16.2% to $1.525 billion compared to $1.312 billion in 1994. Bearing sales were higher in all industries and in most geographic areas except Mexico. The devaluation of the Mexican peso and the resulting economic contraction there hurt sales during 1995. A slowdown in the Brazilian economy during the last half of the year also affected sales; however, the business redirected excess production capacity at its Brazilian manufacturing facility to meet high demand elsewhere. In the last half of 1995, softening of the U.S. automotive market slowed demand for passenger car bearings. Light truck sales, which represent a larger portion of the Bearing Business' automotive sales, remained strong. Bearing Business operating income rose to $136.2 million in 1995, up 60.4% over the $84.9 million achieved in 1994. Strong volume, an improved sales mix and better pricing contributed to improved profitability. These gains were offset by higher employment costs related to the increased level of activity, which continues to require greater than normal training, overtime and the shift of some products to less efficient processes due to full capacity levels.

Steel Business net sales of $705.8 million were 14.2% higher than 1994's
$618 million. The business increased sales in all product lines and in all markets. Operating income for 1995 was $74 million, up from the $53.7 million reported in 1994. Continued strong demand, cost reductions and improved pricing all led to the increase in profitability. Gains were offset in part by higher raw material costs related to the purchase of steel scrap and certain alloys, as well as inventory adjustments.

Interest expense was lower in 1995 compared to 1994, primarily due to the lower average level of borrowing throughout the year and lower interest on loans outstanding at the company's subsidiary in Brazil.

Other expense - net for 1995 exceeded 1994, primarily due to a favorable currency translation adjustment in 1994 that related to the company's subsidiary in Brazil.

Income taxes represent about 38% of income before taxes. This rate exceeded the U.S. federal statutory rate primarily due to state and local taxes. Taxable income in 1995 is estimated to approximate pre-tax income for financial reporting purposes.

1994 compared to 1993

Net sales increased 13% in 1994, primarily due to higher sales volume in the Bearing and Steel Businesses in virtually all product lines. Gross profit was $421 million (21.8% of net sales), about 23% higher than the $342.6 million
(20% of net sales) reported in 1993.   Higher sales volume, a more favorable
product mix in the company's Steel Business, along with improved capacity utilization and plant productivity contributed to the higher margin. During 1994, the company also began to realize savings from its initiative to accelerate continuous improvement in its manufacturing plants worldwide that was begun in December 1993. Higher costs for steel scrap and increased employment and benefits costs partially offset the improvements. LIFO income credits in 1994 did not have a significant impact on earnings. In 1993, inventory reductions generated LIFO income credits of $18.5 million.
Consistent with the increase in gross profit, operating income increased significantly in 1994 to $138.6 million versus $20.5 million in 1993. The company held its selling, administrative and general expenses to $282.4 million (14.6% of net sales) during 1994 compared to $274.1 million (16% of net sales) in 1993. Savings from the company's efforts to streamline administrative activities exceeded expectations. Operating income in 1993 reflected a $48 million impairment and restructuring charge.

Consolidated Balance Sheets          THE TIMKEN COMPANY AND SUBSIDIARIES

                                                       December 31
                                                      1995     1994
                                                  (Thousands of dollars)

Assets
Current Assets
Cash and cash equivalents                             $   7,262 $   12,121
Accounts receivable, less allowances,
  1995-$6,632; 1994-$6,268                              284,924    263,533
Deferred income taxes                                    50,183     49,222
Inventories:
Manufacturing supplies                                   41,869     39,981
Work in process and raw materials                       195,126    198,161
Finished products                                       130,894     94,162
                                                        367,889    332,304
     Total Current Assets                               710,258    657,180

Property, Plant and Equipment
Land and buildings                                      373,785    368,093
Machinery and equipment                               1,963,665  1,861,911
                                                      2,337,450  2,230,004
Less allowances for depreciation                      1,298,068  1,199,553
                                                      1,039,382  1,030,451

Other Assets
Costs in excess of net assets of acquired businesses,
  net of amortization, 1995-$14,985; 1994-$11,818       102,854     91,249
Deferred income taxes                                    31,176     45,395
Miscellaneous receivables and other assets               27,231     26,762
Deferred charges and prepaid expenses                    15,024      7,697
                                                        176,285    171,103
Total Assets                                         $1,925,925 $1,858,734

Management's Discussion and Analysis of the Balance Sheets

The consolidated balance sheets reflect the company's ongoing commitment to maintain a strong financial position.

Total assets increased by $67.2 million from December 31, 1994, primarily as a result of increased accounts receivable and inventories. The increase in accounts receivable relates primarily to the increase in sales. The company experienced a slight increase in the number of days' sales in receivables outstanding at December 31, 1995, compared to the previous year end. The increase in inventories and other assets relates primarily to the higher level of production activity. The number of days' supply in inventory at year-end 1995 declined by about 5% compared to the previous year-end level. Total assets, including accounts receivable and inventory, also increased as a result of the acquisition of Rail Bearing Service.

Deferred tax assets declined in 1995, reflecting the use of alternative minimum tax credit carryforwards as well as increases in accelerated tax depreciation. Management has evaluated the $81.4 million of net deferred tax assets, using the "more likely than not" criterion established by FAS No. 109, and believes that sufficient taxable income will be generated to realize the asset.

The increase in costs in excess of acquired businesses relates to the company's first quarter 1995 acquisition of Rail Bearing Service, which remanufactures TimkenTM bearings used in the railroad industry.

The company uses the LIFO method of accounting for about 80% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than were it based on replacement value.
 20

                                                          December 31
                                                           1995     1994
                                                      (Thousands of dollars)
Liabilities and Shareholders' Equity
Current Liabilities
Commercial paper                                    $     5,037 $  57,759
Short-term debt                                          54,727    40,630
Accounts payable and other liabilities                  229,096   216,568
Accrued pension contributions                            43,241    29,502
Accrued postretirement benefits cost                     22,765    21,932
Salaries, wages and payroll taxes                        76,460    68,812
Income taxes                                             30,723    13,198
Current portion of long-term debt                           314    30,223
     Total Current Liabilities                          462,363   478,624

Non-Current Liabilities
Long-term debt                                          151,154   150,907
Accrued pension cost                                     97,524   109,644
Accrued postretirement benefits cost                    393,706   386,668
                                                        642,384   647,219

Shareholders' Equity
Class I and II Serial Preferred Stock without par value:
Authorized-10,000,000 shares each class, none issued      -0-      -0-
Common stock without par value:
Authorized-100,000,000 shares
Issued (including shares in treasury) 31,354,307 shares
   in 1995; 31,061,538 shares in 1994
Stated capital                                           53,064     53,064
Other paid-in capital                                   264,567    254,002
Earnings invested in the business                       517,802    440,083
Foreign currency translation adjustment                 (14,079)   (14,252)
Treasury shares at cost (1995-4,444 shares;                (176)        (6)
   1994-180 shares)
     Total Shareholders' Equity                         821,178    732,891
Total Liabilities and Shareholders' Equity           $1,925,925 $1,858,734


See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Accounts payable and other liabilities increased as a result of the higher level of activity. The company's current liability for accrued pension contributions is higher due to a planned increase in the company's 1996 pension contribution. The increase in income taxes payable relates to the company's increased profitability.

Debt decreased by $68.3 million to $211.2 million in 1995 compared to $279.5 million at year-end 1994, in spite of higher working capital needs. The ratio of debt to total capital of 20.5% at December 31, 1995, was lower than the 27.6% at year-end 1994, due to the significantly lower year-end debt and the increased equity that resulted from higher earnings.

The company revised its unsecured, $300 million revolving credit agreement effective August 15, 1995. The modifications included a pricing change that reduced the company's fees and borrowing rates. The term of the credit agreement was extended from August 31, 1999, to August 31, 2000. In addition, the existing $100 million 364-day term portion of the credit agreement was terminated on August 31, 1995, and incorporated as part of the five-year term portion of the revised $300 million agreement.

Consolidated Statements of Cash Flows     THE TIMKEN COMPANY AND SUBSIDIARIES

                                              Year ended December 31
                                               1995     1994    1993
                                              (Thousands of dollars)
Cash Provided (Used)

Operating Activities
Net income (loss)                            $ 112,350 $ 68,464 $ (271,932)
Adjustments to reconcile net income (loss)
   to net cash provided by operating
   activities:
Depreciation and amortization                  123,409  119,255    118,403
Deferred income tax provision (credit)          14,390   13,902    (28,733)
Common stock issued in lieu of cash to benefit   4,317    1,517      3,924
   plans
Cumulative effect of accounting changes            -0-      -0-    254,263
Impairment and restructuring charges               -0-      -0-     48,000
Changes in operating assets and liabilities:
Accounts receivable                           (20,228)  (37,964)   (27,233)
Inventories and other assets                  (57,821)  (35,056)    10,685
Accounts payable and accrued expenses          47,568    16,079     45,944
Foreign currency translation loss                  27       477        399
   Net Cash Provided by Operating Activities  224,012   146,674    153,720

Investing Activities
Purchases of property, plant and             (128,824)  (114,221)  (89,049)
  equipment-net
Financing Activities
Cash dividends paid to shareholders           (28,553)   (26,166)  (25,202)
Payments on long-term debt                    (30,168)      (365)   (2,847)
Commercial paper activity-net                 (52,722)    (5,148)   (8,824)
Short-term debt activity-net                   11,792      5,735   (30,134)
     Net Cash Used by Financing Activities    (99,651)   (25,944)  (67,007)
Effect of exchange rate changes on cash          (396)       328      (243)
     Increase (Decrease) In Cash and Cash
Equivalents                                    (4,859)     6,837   (2,579)
Cash and cash equivalents at beginning of year 12,121      5,284    7,863
     Cash and Cash Equivalents at End of Year  $7,262    $12,121   $5,284


See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Cash Flows

1995 compared to 1994

Net cash provided by operating activities increased to $224 million in 1995 compared to $146.7 million in 1994. The cash generated from higher 1995 net income was more than sufficient to cover the additional cash required for working capital. Accounts receivable and inventory increased during 1995 by $20.2 million and $57.8 million, respectively, as a result of the higher levels of sales and production activity.

     During 1995, cash generated by operating activities was sufficient to support the purchases of property, plant and equipment-net which amounted to $128.8 million compared to $114.2 million in 1994. The company is continuing to invest in advanced and innovative technologies in its plants. Capital investments within existing plants have allowed the company to increase capacity needed to meet higher customer demand. The company also made capital expenditures related to the implementation of ideas associated with its program to accelerate continuous improvements in its manufacturing plants.

     The company's debt decreased in 1995 as a result of higher net cash provided by operating activities. The company expects that cash generated from operating activities during 1996 will be sufficient to cover working capital, pay dividends, fund capital expenditures and pay interest.
 22

1994 compared to 1993
Net cash provided by operating activities decreased slightly to $146.7 million in 1994 compared to $153.7 million in 1993. Cash generated from higher 1994 net income was more than offset by additional cash required for working capital. Accounts receivable increased in 1994 by $38 million primarily due to the higher level of sales. Inventories and other assets increased by $35.1 million in 1994, primarily due to the higher level of production activity. The company's 1994 purchases of property, plant and equipment-net were $114.2 million, compared to $89 million in 1993. Debt at year-end 1994 was basically unchanged from 1993's level.

Management's Discussion and Analysis of Other Information

The company recognized foreign currency exchange losses of $3.8 million in 1995, $1.4 million in 1994, and $7.2 million in 1993. Included in these amounts are exchange losses relating to the effect of Brazil's hyperinflationary economy and the devaluation of the Mexican peso.

In 1995, the company reduced its discount rate for U.S.-based pension and postretirement benefit plans from 8.25% to 7.25%, and made other actuarial assumption changes in its calculation of future pension and postretirement medical expense. As a result of these revisions and other plan changes, the combined expense for pension and postretirement benefits is expected to increase by approximately $11 million in 1996.

As part of the company's risk management strategies, the company has established a formal policy with regard to derivative transactions and maintains a management operating procedure for hedging activities. During the three-year period ended December 31, 1995, these financial instruments consisted primarily of foreign exchange contracts and interest rate swap agreements. Foreign exchange contracts are an integral tool used to manage exposure to currency rate fluctuations primarily related to purchases of inventory and equipment. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. More information regarding foreign exchange contracts is in Note 10 to the Consolidated Financial Statements. Deferred gains and losses on foreign exchange contracts in 1993 - 1995 were not significant. The company had no interest rate swap agreements outstanding at any time during 1995. In 1994 and 1993, the company had outstanding interest rate swap agreements where it paid a fixed interest rate and received a variable rate. The effect of interest rate swaps in those years was to increase interest expense by about $3.6 million and $3.0 million respectively. All financial instruments involve both credit and market risks. The company addresses these risks by limiting the duration of its foreign exchange contracts to one year and interest rate swap agreements to five years, dealing only with major financial institutions.

In October 1995, the Financial Accounting Standards Board (FASB) issued Statement No. 123, "Accounting for Stock-Based Compensation", as an alternative to APB Opinion No. 25, "Accounting for Stock Issued to Employees". The company will continue to account for stock-based compensation under Opinion No. 25.

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". This requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The company will adopt Statement 121 in the first quarter of 1996 and does not believe the effect of adoption will be material.

The company continues to focus on protecting the environment and complying with environmental protection laws. In doing so, the company has invested in pollution control equipment and updated plant operational practices. The company has established adequate reserves to cover its environmental expenses.

It is difficult to assess the possible effect of compliance with future requirements that may differ from existing ones. The company previously reported it expected the effect of amendments to the Clean Air Act of 1990 on its utility suppliers would increase its costs of electricity by $4 million to $5 million annually. Through negotiations with the utilities, the company has limited this annual cost increase to $1.5 million. Further, proposed regulations related to those amendments concerning air emissions monitoring, which would have required capital expenditures in excess of $1 million, now have been changed. If the currently proposed regulations become final, no significant costs to comply would be incurred by the company.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRP's) by the United States Environmental Protection Agency (EPA) for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). Such designations are made regardless of the company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Additionally, the company and its Latrobe Steel Company subsidiary have been notified by the EPA regarding possible participation at two additional superfund sites. Currently, neither the company nor Latrobe has been named a PRP at the sites. Management believes any ultimate liability with respect to these actions will not materially affect the company's operations or consolidated financial position.

The company's MPB Corporation subsidiary is engaged in environmental projects at its manufacturing locations in New Hampshire. The company has provided for the costs of these projects, which are estimated to be $3 million, recognizing a portion of these costs are being recovered from a former owner of the property. MPB also filed suit against its insurance companies for reimbursement of clean-up costs. Settlements have been reached with two insurers and suits remain outstanding against two companies. The full extent of reimbursement cannot be estimated. In late 1993, MPB was notified that Keene, New Hampshire city officials were looking to MPB to contribute to the costs of cleaning up alleged soil and groundwater contamination of a city dump. This is not a superfund site and allegedly had been used by MPB along with many others for industrial waste disposal. No specific monetary request has been made. City officials recently estimated the total cost to clean up the site to be approximately $500,000.

The company initiated work in 1995 on an environmental project at its Canton, Ohio, location. In 1996, an environmental project will be started at the company's Columbus, Ohio, location. Costs for these projects are estimated to be about $1.25 million each.

Consolidated Statements of Shareholders' Equity
                                        THE TIMKEN COMPANY AND SUBSIDIARIES

                                  Common Stock      Earnings      Foreign
                                            Other   Invested      Currency
                                  Stated   Paid-in   in the      Translation   Treasury
                                  Capital  Capital   Business    Adjustment     Stock       Total
                                                       (Thousands of dollars)
Year Ended December 31, 1993
Balance at January 1, 1993        $53,064  $241,268   $ 705,176   $(11,475)    $(2,970)  $ 985,063
Net loss                                              (271,932)                           (271,932)
Dividends paid-$1.00 per share                         (30,678)                            (30,678)
Issuance of 217,094 shares
  of common stock (1)                         6,431                                          6,431
Issuance of 108,267 shares from
  treasury, net of shares
  exchanged (1)                                                                  2,969       2,969
Foreign currency translation
  adjustments (net of income
taxes of $2,112)                                                    (6,541)                 (6,541)
Balance at December 31, 1993       53,064   247,699     402,566    (18,016)         (1)    685,312

Year Ended December 31, 1994
Net income                                               68,464                             68,464
Dividends paid-$1.00 per share                          (30,947)                           (30,947)
Issuance of 218,586 shares of
  common stock (1)                            6,303                                          6,303
Purchase of 140 shares for
treasury (1)                                                                        (5)         (5)
Foreign currency translation
  adjustments (net of income
  tax benefit of $2,603)                                              3,764                  3,764
Balance at December 31, 1994      53,064    254,002     440,083     (14,252)        (6)    732,891

Year Ended December 31, 1995
Net income                                              112,350                            112,350
Dividends paid-$1.11 per share                          (34,631)                           (34,631)
Issuance of 292,769 shares of
common stock (1)                             10,565                                         10,565
Purchase of 4,264 shares
for treasury (1)                                                                  (170)       (170)
Foreign currency translation
 adjustments (net of income
 tax benefit of $1,473)                                                 173                    173
Balance at December 31, 1995     $53,064   $264,567    $517,802    $(14,079)     $(176)   $821,178
(1)  Share activity was in conjunction with various benefit and dividend reinvestment plans.

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

Inventories: Inventories are valued at the lower of cost or market, principally by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $160,293,000 and $155,842,000 greater at December 31, 1995 and 1994, respectively.

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

Impairment of Long-Lived Assets: In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." This requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. The company will adopt Statement 121 in the first quarter of 1996 and does not believe the effect of adoption will be material.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 or 40 years. The carrying value of goodwill is reviewed on a quarterly basis for recoverability based on the undiscounted cash flows of the business acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows. No reduction of goodwill for impairment was necessary in 1995 or in previous years.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $53,000,000 at December 31, 1995. Accordingly, U.S. income taxes have not been provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings, if distributed in the future, is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of shareholders' equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of
operations.   Foreign currency exchange losses were $3,807,000 in 1995,
$1,440,000 in 1994 and $7,246,000 in 1993.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Stock Compensation: The company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees," and, accordingly, recognizes no compensation expense for the stock option grants.

Earnings Per Share: Earnings per share are computed by dividing net income by the average number of common shares outstanding during the year. Dilutive common stock equivalents are not material and, therefore, are not included in the computation of primary earnings per share.

Notes to Consolidated Financial Statements THE TIMKEN COMPANY AND SUBSIDIARIES

2. Impairment and Restructuring Charges

Prior to 1994, it was the company's policy to recognize restructuring and related costs when they were reasonably estimable, payment was probable and company management and the Board of Directors approved a formal plan of action to restructure. At that time, costs directly associated with the restructuring plan were charged to operations and accrued. In the future, any restructuring and related costs would be recognized in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

Impairment charges are recognized to write down assets to their net realizable value when assets are identified that have a history of negative operating results or cash flows, have limited or no future strategic use, or when it is probable that the undiscounted cash flows of an asset are less than the current net book value.

In December 1993, the company initiated a restructuring program aimed at significantly increasing continuous improvement in its manufacturing plants worldwide. In addition, the company recorded certain charges for additional administrative streamlining and writing off impaired assets. In total, $48,000,000 was charged to operations in 1993; $31,000,000 relating to the restructuring program and $17,000,000 for impaired assets.

The worldwide restructuring program is designed to improve productivity as well as increase manufacturing efficiencies and is on target to accelerate annual cost reductions. By the end of 1997, the program is anticipated to reduce plant employment from 1993 levels by approximately 2,200 positions. Of this number, approximately 865 associates are expected to be laid off with the remaining separations coming from retirements and attrition. The separation costs for operations associates included in the restructuring charge represent the incremental costs of unemployment insurance and health care continuation associated with these layoffs. To date, 84 associates have been laid off as a result of the program.

Separation and relocation costs for administrative associates were provided for the reduction of approximately 65 salaried associates in Europe, South America and the United States and for relocation costs of certain salaried associates in the United States. To date, 42 associates have been laid off due to the program. Other costs included in the restructuring charge relate to consulting fees paid to a third party for its cost reduction methodology and expertise, equipment that will become excess as manufacturing processes are reconfigured, and certain travel and rearrangement costs among plants.

The charge for asset impairment included three components; property, plant and equipment; investment in foreign joint venture; and inventories. Impaired property, plant and equipment consists primarily of an idle bearing plant in Columbus, Ohio, certain leasehold improvements and equipment at the company's subsidiary in Brazil and steel mill assets which became excess as a result of the installation of a new continuous caster in 1993. The writedown of the investment in the company's foreign joint venture, Tata Timken Limited, represented the excess of the carrying value of the asset over its net realizable value based on an undiscounted cash flow analysis. Excess or obsolete inventories and supplies were written down to scrap value.

Activity against the restructuring provision is summarized as follows (in thousands of dollars):
                                                                 Separation and
                                 Separation Costs   Consulting   Relocation Costs-
                                    Operations         Fees        Administrative    Other     Total

Restructuring provision             $10,800          $12,800        $ 3,000         $4,400    $31,000
1994 activity (1)                      (316)          (9,622)        (1,209)        (3,822)   (14,969)
1995 activity (2)                       (76)          (3,178)          (558)          (578)    (4,390)
Balance at December 31, 1995        $10,408          $  -0-         $ 1,233         $  -0-    $11,641

(1) 1994 activity consisted of cash expenditures of $11,969,000, exchange gains of $336,000 and noncash charges of $3,336,000. No adjustments to the reserves were made during 1994.
(2) 1995 activity consisted of cash expenditures of $4,703,000 and exchange gains of $313,000. No adjustments to the reserves were made during 1995.

3.Research and Development

Expenditures committed to research and development amounted to approximately $35,000,000 in 1995; $36,000,000 in 1994; and $37,000,000 in
1993. Such expenditures may fluctuate from year to year depending on special projects and needs.
  26

4. Financing Arrangements

Long-term debt at December 31, 1995 and 1994 was as follows:

                                                             1995    1994
                                                       (Thousands of dollars)
Fixed Rate Medium - Term Notes, Series A, due at various
 dates through September 2002, with interest rates
 ranging from 7.20% to 9.25%                               $103,000  $133,000
Variable rate State of Ohio Air Quality and Water
 Development Revenue Refunding Bonds, maturing on
 June 1, 2001 (5.10% at December 31, 1995)                   21,700    21,700
7.50%, State of Ohio Pollution Control Revenue Refunding
 Bonds, maturing on January 1, 2002                          17,000    17,000
Variable rate State of Ohio Water Development Revenue
 Refunding Bonds, maturing May 1, 2007 (5.10% at December
 31, 1995)                                                    8,000     8,000
Other                                                         1,768     1,430
                                                            151,468   181,130
Less current maturities                                         314    30,223
                                                           $151,154  $150,907

The aggregate maturities of long-term debt for the five years subsequent to December 31, 1995, are as follows: 1996-$314,000; 1997-$30,348,000;
1998-$23,319,000; 1999-$15,135,000; 2000-$141,000.

Interest paid in 1995, 1994 and 1993 approximated $26,000,000,
$28,950,000 and $31,290,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $1,900,000 in 1995, $3,145,000 in 1994, $1,700,000 in 1993 as a part of major capital additions. The weighted average interest rate on commercial paper borrowings during the year was 7.5% in 1995, 9.9% in 1994 and 7.8% in 1993. The weighted average interest rate on short-term debt during the year was 8.4% in 1995, 6.4% in 1994 and 7.7% in 1993.

At December 31, 1995, the company had available $290,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks. The agreement bears interest based upon any one of three rates at the company's option-prime, London Interbank Offered Rate (LIBOR) or the adjusted certificate of deposit rate. The agreement contains certain restrictions relating to other borrowings by the company and its subsidiaries and restricts borrowing on assets other than accounts receivable.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $14,673,000, $14,078,000 and $15,249,000 in 1995, 1994 and 1993, respectively. At
December 31, 1995, future minimum lease payments for noncancelable operating leases totaled $46,412,000 and are payable as follows:
1996-$13,025,000; 1997-$9,962,000; 1998-$8,022,000; 1999-$4,509,000;
2000-$2,664,000; and $8,230,000, thereafter.

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

   At December 31, 1995, a total of 80,111 restricted stock rights, restricted shares or deferred shares have been awarded and are not vested. The company distributed 10,671 and 20,750 common shares in 1995 and 1994, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

   The following table summarizes certain information relative to stock options:
                                                          1995                    1994
                                               Number                      Number
                                                of        Option Price      of       Option Price
                                               Shares      Per Share      Shares     Per Share
Outstanding at beginning of year               1,405,193   $21.12-$35.75  1,232,053  $21.12-$35.75
Granted                                          281,900          $37.38    262,200         $34.50
Exercised                                       (217,685)  $21.12-$35.75    (89,060) $22.25-$35.25
Canceled or expired                              (12,700)  $25.75-$37.38        -0-            -0-
Outstanding at end of year                     1,456,708   $21.12-$35.75  1,405,193  $21.12-$35.75
Options exercisable                              847,558                    814,193
Reserved for future use                          401,083                    719,865

Notes to Consolidated Financial Statements  THE TIMKEN COMPANY AND SUBSIDIARIES

6. Retirement Plans

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover substantially all associates except those at certain non-U.S. locations who are covered by government plans. These plans provide benefits primarily based on associates' compensation. In general, the company's funding policy is to contribute amounts to the plans sufficient to meet the minimum funding requirements set forth by regulations of each country, such as the Employee Retirement Income Security Act of 1974, plus such additional amounts as the company may determine to be appropriate.

In arriving at the pension obligation and net periodic pension costs for the company's plans covering most of its associates, the consulting actuary used certain assumptions as follows:

                                                    1995      1994      1993
Discount rate                                       7.25%     8.25%      7.5%
Future compensation assumption                   3% to 4%  3% to 4%  3% to 4%
Expected long-term return on plans' assets          9.25%      9.5%      9.5%

A summary of the components of net periodic pension cost for the defined benefit plans follows (in thousands of dollars):

                                                     1995     1994      1993
Service cost-benefits earned during the period    $22,511  $23,960   $19,351
Interest cost on projected benefit obligation      80,272   73,640    73,380
Actual return on plan assets                     (178,085)     774   (99,202)
Net amortization and deferral                     112,521  (65,498)   30,279
        Total pension expense                     $37,219  $32,876   $23,808

   Pension expense increased in 1994 due to the reduction of the discount rate assumption for U. S.-based pension plans in 1993 and certain plan changes.

   The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1995 and 1994, for the company's defined benefit plans (in thousands of dollars):

                                                1995                         1994
                                      Plans Where   Plans Where   Plans Where    Plans Where
                                        Assets      Accumulated     Assets       Accumulated
                                        Exceed        Benefits      Exceed         Benefits
                                      Accumulated      Exceed     Accumulated      Exceed
                                       Benefits        Assets       Benefits       Assets
Actuarial present value of benefit obligations:
Vested benefit obligation              $(331,965)   $(523,414)    $(388,564)     $(334,558)
Accumulated benefit obligation         $(352,567)   $(622,300)    $(427,920)     $(398,158)
Projected benefit obligation           $(393,506)   $(723,420)    $(498,438)     $(442,737)
Plan assets at fair value(1)             410,075      521,853       470,500        308,271
Projected benefit obligation
 (in excess of) or less than plan assets  16,569     (201,567)      (27,938)      (134,466)
Unrecognized net (gain) loss             (32,008)       8,738        (2,938)       (45,230)
Prior service cost not yet recognized
 in net periodic pension cost             26,765       59,424        15,226          78,973
Unrecognized net asset at transition
 dates, net of amortization              (15,200)      (3,486)      (18,307)        (4,466)
Net pension liability recognized
 in the balance sheet                   $ (3,874)   $(136,891)     $(33,957)     $(105,189)

(1) The plans' assets are primarily invested in listed stocks and bonds and cash equivalents.

The company also sponsors defined contribution retirement and savings plans covering substantially all associates in the United States. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 1995, the plans had net assets of $238,292,000, including 3,199,724 shares of Timken Company common stock. Company contributions to the plans amounted to $8,066,000 in 1995, $6,299,000 in 1994, and $5,936,000 in 1993.
  28

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

The postretirement benefit obligation and net periodic postretirement benefits cost were determined by application of the terms of the current medical and life insurance plans, including established deductibles, coinsurance and maximums, together with relevant actuarial assumptions. For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 9.5% declining gradually to 5.0% in 2003 and thereafter. The weighted-average discount rate used was 7.25% in 1995 and 8.25% in 1994.

Net periodic postretirement benefits cost included the following components (in thousands of dollars):

                                                    1995      1994      1993

Service cost                                       $ 3,750   $ 4,408   $ 4,039
Interest cost on accumulated postretirement
benefits obligation                                 30,217    29,514    35,046
Net amortization and deferral                       (3,190)     (777)      -0-
Net periodic postretirement benefits cost          $30,777   $33,145   $39,085

The company paid postretirement benefits of $22,906,000 in 1995;
$22,315,000 in 1994; $19,622,000 in 1993.

The following table sets forth the components of the accumulated postretirement benefits obligation recognized in the balance sheet at December 31, 1995 and 1994 (in thousands of dollars):

                                                        1995        1994
Accumulated postretirement benefits obligation:
Retirees                                              $(255,476)  $(255,891)
Fully eligible active plan participants                 (58,729)    (55,104)
Other active plan participants                          (79,086)    (74,377)
                                                       (393,291)   (385,372)
Unrecognized net gain                                   (23,180)    (23,228)
Postretirement benefits obligation recognized in the
balance sheet                                         $(416,471)  $(408,600)

   Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefits obligation as of December 31, 1995 by approximately $39,000,000 and the net periodic postretirement benefits cost for 1995 by approximately $3,350,000.

   In addition to providing the above postretirement benefits, the company also provides certain benefits to former or inactive associates after employment but before retirement. Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 112, "Employers' Accounting for Postemployment Benefits," which requires accrual accounting for these benefits, rather than the previous pay-as-you-go method. The adoption of FAS No. 112 did not materially affect the cumulative effect adjustment or 1994 operations.

Notes to Consolidated Financial Statements THE TIMKEN COMPANY AND SUBSIDIARIES

8. Income Taxes

Effective January 1, 1993, the company and its subsidiaries adopted FAS No. 109, "Accounting for Income Taxes." Under FAS No. 109, deferred tax assets and liabilities are recognized for the differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted marginal tax rates and laws. Prior to 1993, income tax expense was determined under the provisions of APB Opinion No. 11 using the deferred method. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns and were measured at the tax rate in effect in the year the difference originated. In adopting FAS No. 109, no prior periods were restated, and the cumulative effect of the accounting change was not material to the company's financial condition or to operations.

The provision (credit) for income taxes consisted of the following:

                                       1995              1994              1993
                                 Current Deferred  Current  Deferred  Current  Deferred
                                                      (Thousands of dollars)
United States:
Federal                          $38,321 $14,104   $17,426  $13,395   $16,835  $(24,047)
State and local                    4,120   1,841     3,550      (58)    2,778    (1,843)
Foreign                           10,993  (1,555)    7,981      565     5,870    (2,843)
                                 $53,434 $14,390   $28,957  $13,902   $25,483  $(28,733)

The company made income tax payments of approximately $38,000,000 in 1995, $33,400,000 in 1994, and $20,000,000 in 1993. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1995 and 1994 was as follows:

                                                         1995        1994
                                                      (Thousands of dollars)
Deferred tax assets:
Accrued postretirement benefits cost                    $154,928    $152,618
Accrued pension cost                                      44,964      43,905
Benefit accruals                                          20,130      20,446
Impairment and restructuring charges                       4,656       6,212
Foreign tax loss and credit carryforwards                 15,588      19,901
Alternative minimum tax credit carryforwards                -0-        6,080
Other-net                                                 18,737      21,818
Valuation allowance                                      (15,588)    (19,901)
                                                         243,415     251,079
Deferred tax liability-depreciation                     (162,056)   (156,462)
Net deferred tax asset                                   $81,359     $94,617

FAS No. 109 specifies that deferred tax assets are to be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 1995, the company has deferred tax assets attributable to foreign tax loss and credit carryforwards. Realization of these carryforwards is considered uncertain and a valuation allowance has been recorded. The items generating the remaining deferred tax assets, except for accrued postretirement benefits cost, are expected to reverse over the same general period as depreciation and are therefore likely to be realized. The deferred tax asset relative to accrued postretirement benefits cost, which has a very long reversal period, is deemed realizable based on the company's anticipated future earnings.
  30

Following is the reconciliation between the provision (credit) for income taxes and the amount computed by applying the statutory U.S. federal income tax rate of 35% to income (loss) before taxes:

                                                   1995       1994       1993
                                                       (Thousands of dollars)

Income tax (credit) at the statutory federal rate  $63,061  $38,963  $(7,322)
Adjustments:
State and local income taxes, net of federal tax
  benefit                                            3,876    2,270      608
Tax on foreign remittances                           1,363      755    1,021
Losses without current tax benefits                    -0-      -0-    3,668
Change in deferred tax rate upon enactment of
  new tax law                                          -0-      -0-   (1,981)
Other items                                           (476)     871      756
Total income taxes (credit)                        $67,824  $42,859  $(3,250)
Effective income tax rate                              38%      39%     (16)%

9. Contingencies

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

10. Financial Instruments

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 1995 and 1994, the company had forward exchange contracts, all having maturities of less than one year, in amounts of $24,787,000 and $8,944,000, respectively, which approximates their fair value. The forward exchange contracts were primarily entered into by the company's German subsidiary and exchanged deutsche marks for U.S. dollars. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed rate long-term debt, based on discounted cash flow analysis, was $129,000,000 and $149,000,000 at December 31, 1995 and 1994, respectively. The carrying value of this debt was $120,000,000 and $150,000,000.

Notes to Consolidated Financial Statements THE TIMKEN COMPANY AND SUBSIDIARIES

11. Segment Information

The Timken Company is a worldwide leader in the manufacture of antifriction bearings and specialty alloy steels, sold principally through its own sales organization following normal credit practices.

Sales of the company's bearings are made predominantly to manufacturers in the automotive, machinery, railroad, aerospace and agricultural industries, and to service replacement markets. The company's tapered roller bearings are used in wide variety of products including passenger cars, trucks, railroad cars and locomotives, machine tools, rolling mills, and farm and construction equipment. Super precision bearings, in the general ball and straight roller bearing segment, are used in aircraft, missile guidance systems, computer peripherals and medical instruments.

Steel products include steels of intermediate alloy, low alloy and carbon grades, vacuum processed alloys, tool steel and other custom-made steel products including parts made from specialty steel. These are available in a wide range of solid and tubular sections with a variety of finishes. A significant portion of the company's steel products is consumed in its bearing operations. In addition, sales are made to other antifriction bearing companies and to aircraft, automotive, forging, tooling and oil and gas drilling industries. Sales are also made to steel service centers.

Net sales by segment include sales to both unaffiliated customers and intersegment sales. Intersegment sales and transfers between geographic areas are accounted for at values based on market prices.

Information by Industry                     Bearing     Steel     Consolidated
                                                  (Thousands of dollars)
1995

Net sales (1)                             $1,524,728  $ 705,776  $2,230,504
Operating income                             136,233     73,983     210,216
Assets employed at year-end                1,223,623    702,302   1,925,925
Depreciation and amortization                 69,539     53,870     123,409
Capital expenditures                          91,676     39,512     131,188

1994

Net sales (1)                             $1,312,323  $ 618,028  $1,930,351
Operating income                              84,924     53,651     138,575
Assets employed at year-end                1,117,762    740,972   1,858,734
Depreciation and amortization                 64,487     54,768     119,255
Capital expenditures                          88,585     31,071     119,656

1993

Net sales (1)                             $1,153,987   $554,774  $1,708,761
Operating income (2)                          12,821      7,635      20,456
Assets employed at year-end                  996,549    793,170   1,789,719
Depreciation and amortization                 62,965     55,438     118,403
Capital expenditures                          72,915     20,025      92,940

(1)Intersegment steel sales to the bearing business of $214,808,000 in 1995, $211,201,000 in 1994 and $162,133,000 in 1993 are eliminated on consolidation and are not included in the figures presented.
(2)The 1993 impairment and restructuring charges of $48,000,000 by industry segments follow (in thousands of dollars):

                                           Bearing   Steel    Consolidated
                     Impairment charges    $12,250   $4,750   $17,000
                     Restructuring charges  24,355    6,645    31,000
                                           $36,605  $11,395   $48,000
32

Information by Geographic Area         United                  Other
                                       States      Europe      Countries     Consolidated
                                                   (Thousands of dollars)
1995

Net sales                             $1,742,286   $316,223    $171,995      $2,230,504
Operating income                         178,408      7,623      24,185         210,216
Income before income taxes               153,670      5,388      21,116         180,174
Assets employed at year-end            1,597,708    243,721      84,496       1,925,925

1994

Net sales                             $1,524,897    $237,521   $167,933      $1,930,351
Operating income                         108,808       2,877     26,890         138,575
Income before income taxes                85,187       1,805     24,331         111,323
Assets employed at year-end            1,575,351     201,118     82,265       1,858,734

1993

Net sales                             $1,351,565    $209,688   $147,508      $1,708,761
Operating income (loss) (1)               20,440     (12,074)    12,090          20,456
Income (loss) before income taxes        (11,232)    (14,485)     4,798         (20,919)
Assets employed at year-end            1,533,882     188,376     67,461       1,789,719

(1)The 1993 impairment and restructuring charges of $48,000,000 by geographic segments follow (in thousands of dollars):

                        U.S.    Europe   Other   Consolidated
Impairment charges    $13,800   $1,800   $1,400  $17,000
Restructuring charges  23,900    5,000    2,100   31,000
                      $37,700   $6,800   $3,500  $48,000

Report of Independent Auditors

To the Board of Directors and Shareholders of The Timken Company:

We have audited the accompanying consolidated balance sheets of The
Timken Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As described in Notes 7 and 8 to the financial statements, in 1993 the company changed its methods of accounting for postretirement benefits, postemployment benefits and income taxes.

                                                  ERNST & YOUNG LLP

Canton, Ohio
February 1, 1996

Summary of Operations and Other Comparative Data
                                          The Timken Company and Subsidiaries
(Thousands of dollars, except per share data)
___________________________________________________________________________

                                     1995         1994         1993
___________________________________________________________________________
Statements of Income
   Net sales:
     Bearing                       $1,524,728   $1,312,323    $1,153,987
     Steel                            705,776      618,028       554,774
___________________________________________________________________________
   Total net sales                  2,230,504     1,930,351    1,708,761

   Cost of products sold            1,717,700     1,509,347    1,366,164
   Selling, administrative and
     general expenses                 302,588       282,429      274,141
   Impairment and restructuring charges   -0-          -0-        48,000
   Operating income (loss)            210,216       138,575       20,456
   Earnings before interest and taxes
     (EBIT)                           199,987       136,195        8,700
   Interest expense                    19,813        24,872       29,619
   Income (loss) before income taxes  180,174       111,323      (20,919)
   Provision for income taxes (credit) 67,824        42,859       (3,250)
   Income (loss) before extraordinary
     item and cumulative effect of
     accounting changes               112,350        68,464      (17,669)
   Net income (loss)              $   112,350    $   68,464   $ (271,932)

Balance Sheets
  Inventory                       $   367,889    $  332,304   $  299,783
  Current assets                      710,258       657,180      586,384
  Working capital                     247,895       178,556      153,971
  Property, plant and equipment
    (less depreciation)             1,039,382     1,030,451    1,024,664
  Total assets                      1,925,925     1,858,734    1,789,719
  Total debt                          211,232       279,519      276,476
  Total liabilities                 1,104,747     1,125,843    1,104,407
  Shareholders' equity            $   821,178    $  732,891   $  685,312

Other Comparative Data
  Net income (loss)/Total assets         5.8%          3.7%      (15.2)%
  Net income (loss)/Net sales            5.0%          3.5%      (15.9)%
  EBIT/Beginning invested capital       12.7%          9.1%         0.5%
  Inventory days (FIFO)                 112.6         118.4        122.8
  Net sales per associate         $     130.9    $    119.1   $    106.9
  Capital expenditures            $   131,188    $  119,656   $   92,940
  Depreciation and amortization   $   123,409    $  119,255   $  118,403
  Capital expenditures/Depreciation    109.1%        102.6%        80.2%
  Dividends paid per share        $      1.11    $     1.00   $     1.00
  Income (loss) before extraordinary
    item and cumulative effect of
    accounting changes per
    share (1) (2)                 $      3.60    $    2.21    $   (0.57)
  Debt to total capital                 20.5%        27.6%         28.7%
  Number of associates                 17,034       16,202        15,985
  Number of shareholders (3)           26,792       49,968        28,767

(1) Excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112, and the cumulative effect of accounting changes in 1986, which related to the adoption of FAS No. 87 and a change in the method of accounting for depreciation. Also excluded is the extraordinary item recorded in 1985, which resulted from the utilization of foreign tax credit carryforwards.
(2) Based on the average number of shares outstanding during the year.
(3) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans. In 1994, the methodology used to estimate the number of shareholders was refined, resulting in the revision of 1993 and 1992 counts. The higher count for 1994 relates to shareholders in wrap accounts at brokers.
  34

__________________________________________________________________________


   1992      1991       1990*      1989       1988        1987       1986
___________________________________________________________________________


$1,169,035 $1,128,972 $1,173,056 $1,042,122 $1,002,412 $  826,383 $ 762,903
   473,275    518,453    527,955    490,840    551,731    403,875   295,152
___________________________________________________________________________
 1,642,310  1,647,425  1,701,011  1,532,962  1,554,143  1,230,258 1,058,055

 1,296,511  1,309,893  1,284,232  1,157,125  1,178,839    959,847   875,006

   296,826    297,660    286,427    250,676    235,072    222,207   219,654
       -0-     41,000        -0-        -0-        -0-        -0-    80,000
    48,973     (1,128)   130,352    125,161    140,232     48,204  (116,605)

    42,091    (15,277)   125,155    113,710    132,745     47,891  (118,902)
    28,660     26,673     26,339     17,217     20,879     25,037    25,069
    13,431    (41,950)    98,816     96,493    111,866     22,854  (143,971)
     8,979     (6,263)    43,574     41,148     45,954     12,535   (61,233)


     4,452    (35,687)    55,242     55,345     65,912     10,319   (82,738)
$    4,452 $  (35,687)$   55,242 $   55,345 $   65,912 $   10,319 $   2,736


$  310,947 $  320,076 $  379,543 $  344,135 $  350,410 $  278,567 $ 247,615
   556,017    562,496    657,865    608,224    619,456    485,163   406,206
   165,553    148,950    238,486    359,773    348,322    255,910   100,716

 1,049,004  1,058,872  1,025,565    932,828    941,121    957,641   976,600
 1,738,450  1,759,139  1,814,909  1,565,961  1,593,031  1,466,634 1,403,529
   320,515    273,104    266,392     80,647    182,341    180,805   263,219
   753,387    740,168    740,208    501,157    619,315    543,541   596,907
$  985,063 $1,018,971 $1,074,701 $1,064,804 $  973,716 $  923,093 $ 806,622


      0.3%     (2.0)%       3.0%       3.5%       4.1%       0.7%      0.2%
      0.3%     (2.2)%       3.2%       3.6%       4.2%       0.8%      0.3%
      2.6%     (0.9)%       8.3%       7.6%       9.6%       3.6%    (9.2)%
     138.3      140.5      163.2      167.5      161.0      162.9     165.7
$     98.2 $     92.9 $     90.2 $     88.9 $     86.1 $     73.6 $    63.9
$  139,096 $  144,678 $  120,090 $   91,536 $   78,943 $   52,119 $  55,175
$  114,433 $  109,252 $  101,260 $   91,070 $   88,756 $   84,649 $  87,646
    124.4%     135.6%     120.4%     100.5%      88.9%      61.6%     63.0%
$     1.00 $     1.00 $     0.98 $     0.92 $     0.70 $     0.50 $    0.50



$     0.15 $   (1.21) $     1.85 $     1.88 $     2.34 $     0.39 $   (3.35)
     24.5%      21.1%      19.9%       7.0%      15.8%      16.4%      24.6%
    16,729     17,740     18,860     17,248     18,050     16,721     16,565
    31,395     26,048     25,090     22,445     21,184     22,470     23,186

*Includes MPB Corporation operations for seven months.

APPENDIX TO EXHIBIT 13

On page 34 of the printed document, two bar charts were shown that contain the following information:

(1)  Total Net Sales (in Billions of Dollars)

                                Bearings               Steel
                                ________               _____

               1986             $0.763                 $0.295
               1987              0.826                  0.404
               1988              1.002                  0.552
               1989              1.042                  0.491
               1990              1.173                  0.528
               1991              1.129                  0.518
               1992              1.169                  0.473
               1993              1.154                  0.555
               1994              1.312                  0.618
               1995              1.525                  0.706

(2) Return on Net Sales (before extraordinary items and cumulative effect of accounting changes):

                          Operating Income (Loss)     Income (Loss)
                          _______________________     _____________

               1986              -11.0%                   -7.8%
               1987                3.9%                     .8%
               1988                9.0%                    4.2%
               1989                8.2%                    3.6%
               1990                7.7%                    3.2%
               1991                -.1%                   -2.2%
               1992                3.0%                     .3%
               1993                1.2%                   -1.0%
               1994                7.2%                    3.5%
               1995                9.4%                    5.0%

On page 35 of the printed document, two bar charts were shown that contain the following information:

(1) Earnings (before extraordinary items and cumulative effect of accounting changes) and Dividends per Share:

                                 Earnings              Dividends
                                 ________              _________

               1986              $ -3.35                 $0.50
               1987                  .39                  0.50
               1988                 2.34                  0.70
               1989                 1.88                  0.92
               1990                 1.85                  0.98
               1991                -1.21                  1.00
               1992                  .15                  1.00
               1993                 -.57                  1.00
               1994                 2.21                  1.00
               1995                 3.60                  1.11

(2) Total Assets (in Billions of Dollars)

                                 Bearings                 Steel
                                 ________                 _____

               1986               $0.662                  $0.741
               1987                0.717                   0.750
               1988                0.803                   0.790
               1989                0.823                   0.743
               1990                1.046                   0.769
               1991                1.023                   0.736
               1992                0.987                   0.752
               1993                0.997                   0.793
               1994                1.118                   0.741
               1995                1.224                   0.702