Form 10-K, Exhibit 13
period 1996-12-31
TIMKEN CO
filed 1997-03-27
CIK 98362

EXHIBIT 13
                                             FINANCIAL SUMMARY

                                            1996             1995
                             (Thousands of dollars, except per share data)
Net Sales                               $ 2,394,757      $ 2,230,504
Income before income taxes                  225,259          180,174
Provision for income taxes                   86,322           67,824
Net income                              $   138,937      $   112,350
Net income per share                    $      4.43      $      3.60
Dividends paid per share                $      1.20      $      1.11

The Timken Company achieved record sales and earnings in 1996. Net sales grew 7.4 percent to $2.395 billion. Net income increased
23.7 percent to $138.9 million. The year ended strong, with record fourth quarter sales and earnings.

Both the Bearing and Steel Businesses improved performance in 1996.

                                         QUARTERLY FINANCIAL DATA

                                                              Net
                                                             Income      Dividends
                            Net        Gross        Net       per          per            Stock Prices
1996                       Sales       Profit      Income     Share        Share        High           Low
                                            (Thousands of dollars, except per share data)

First Quarter           $  595,954   $  139,215  $   33,598  $  1.07    $   .30       $  47 5/8     $  37 3/8
Second Quarter             601,553      142,389      34,524     1.10        .30          46 3/4        38
Third Quarter              581,417      137,650      31,785     1.01        .30          40 1/2        36 1/2
Fourth Quarter             615,833      154,518      39,030     1.25        .30          47 3/8        39
                        $2,394,757   $  573,772  $  138,937  $  4.43    $  1.20


1995
First Quarter           $  568,899   $  138,826  $   34,276  $  1.10    $   .27       $  36 1/8     $  32 1/2
Second Quarter             585,797      133,142      31,243     1.00        .27          46 5/8        35 5/8
Third Quarter              519,463      115,551      19,028      .61        .27          48            41 7/8
Fourth Quarter             556,345      125,285      27,803      .89        .30          42 7/8        37 1/8
                        $2,230,504   $  512,804  $  112,350  $  3.60    $  1.11

                                  1

MANAGEMENT'S DISCUSSION AND ANALYSIS - SUMMARY

For the last five years, The Timken Company has emphasized growth, through both affiliations and expansion of existing businesses, and continuous improvement in productivity, cost reduction and customer service. In that period the company's financial performance has been moving upward. Sales have increased by 45%, and total shareholder return has averaged 17.5%.

Once again in 1996, the company achieved record sales and earnings. Net sales increased 7.4% to $2.395 billion.
Net income rose 23.7% to $138.9 million. Increased profitability resulted from higher sales volume and a favorable sales mix, as well as improved productivity and cost savings from the accelerated continuous improvement program. New product development and several acquisitions in 1996 will promote further strategic growth worldwide.

In the Bearing Business, higher volume, a favorable sales mix and increased productivity contributed to improved results. Strong performance in exports and in the super precision, automotive and industrial aftermarket segments was also a factor.

In the Steel Business, strong demand, along with improved productivity and cost reductions resulting from accelerated continuous improvement efforts, improved profitability. Higher labor and other manufacturing costs only partially offset the savings.

The company completed four acquisitions, announced a fifth, and inaugurated a joint venture in 1996. In the first quarter, the company acquired the bearing assets of FLT Prema Milmet S.A. in Sosnowiec, Poland. This subsidiary is now Timken Polska Sp.z.o.o. and serves mainly the automotive, agricultural and industrial machinery markets in Central Europe. In March, the company joined with Yantai Bearing Factory to form the Yantai Timken joint venture. Located in Shandong Province near the Yellow Sea, Yantai Timken Company Limited serves mainly the Chinese automotive and agricultural markets. The Timken Company owns 60% of the joint venture.

During the second quarter, the company strengthened its tool steel distribution and customer service capabilities by acquiring Ohio Alloy Steels, a tool steel service center based in Youngstown, Ohio. The company will function as a subsidiary of Latrobe Steel Company, a Timken
Company subsidiary.

Growth of the tool steel distribution business continued with the acquisition of Houghton & Richards
(H & R) in the third quarter. Based in Marlborough, Massachusetts, H & R expands the scope of products and services to tool steel customers with a focus on flat products. It also will operate as a Latrobe Steel subsidiary.

Also in the third quarter, the company announced a $55 million investment to build a rolling mill and install advanced bar processing equipment at its Harrison Steel
Plant in Canton, Ohio. This investment will position the company as a cost and quality leader in continuous cast, intermediate-sized alloy steel bars. The new rolling mill is expected to be operational by mid-1998.

The company announced in the third quarter a $5 million investment in its New Philadelphia Precision
Tapered Bearing Business to meet continuing high demand for its precision products. The expansion will include advanced equipment to improve production of precision bearings for machine tool customers and a new cell to produce customized printing press bearings.

In the fourth quarter, the company announced plans to invest $30 million in new technology to expand its steel parts manufacturing capabilities and increase its product lines. Plans include a $15 million profile ring mill, employing proprietary manufacturing processes and advanced process control technology, to be built at the company's Tryon
Peak Plant in Columbus, North Carolina; and a
$15 million hot-forming facility to be opened in Winchester, Kentucky. These initiatives extend core competencies and position the company as a prime supplier of a variety of shaped rings.

A third addition to the company's tool steel distribution business was finalized in the fourth quarter. The company acquired the tool steel finishing and distribution businesses of Sanderson Kayser Ltd., a United Kingdom steelmaker, from its British parent GEI International PLC.
Now called Sanderson Special Steels Limited, the operation will function as a Latrobe Steel subsidiary.

In December, the company signed a definitive agreement to acquire the tapered roller bearing business of Gnutti Carlo S.p.A., a leading European manufacturer located near Brescia in northern Italy. This acquisition, which is expected to close in 1997's first quarter, will strengthen the company's European presence and promote continuing synergies among the company's other plants in Europe.

In 1996, the company made significant leadership changes.
Bill J. Bowling, Jon T. Elsasser, James W. Griffith and Salvatore J. Miraglia, Jr., were elected officers of the company. Mr. Bowling is executive vice president and president - steel. Mr. Elsasser is vice president - bearings - Europe, Africa and West Asia; Mr. Griffith is vice president - bearings - North American automotive, rail, Asia Pacific and Latin America; and Mr. Miraglia is vice president - bearings - North American industrial and super precision. These changes resulted from the retirements of Charles H. West from the Steel Business, and Maurice Amiel and Donald L. Hart from the Bearing Business.

At the 1996 Annual Meeting of Shareholders, Jay A. Precourt was elected to the board of directors. Mr. Precourt is vice chairman, president and chief executive officer of Tejas Gas Corporation headquartered in Houston, Texas.

The Timken Company                     CONSOLIDATED STATEMENTS OF INCOME

                                                      Year Ended December 31

                                                  1996          1995           1994
                                            (Thousands of dollars, except per share data)

Net sales                                     $ 2,394,757   $ 2,230,504    $ 1,930,351
Cost of products sold                           1,820,985     1,717,700      1,509,347
     Gross Profit                                 573,772       512,804        421,004
Selling, administrative and general expenses      316,515       302,588        282,429
     Operating Income                             257,257       210,216        138,575

Interest expense                                  (17,899)      (19,813)      (24,872)
Other-net                                         (14,099)      (10,229)       (2,380)
     Other Income (Expense)                       (31,998)      (30,042)      (27,252)
     Income Before Income Taxes                   225,259       180,174       111,323
Provision for income taxes                         86,322        67,824        42,859
     Net Income                               $   138,937   $   112,350    $   68,464

     Net Income Per Share                     $      4.43   $      3.60    $     2.21
Average number of common shares outstanding    31,388,066    31,194,368     30,949,625

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Income

1996 compared to 1995

Net sales for 1996 increased over 1995 by 7.4% to $2.395 billion. The company achieved sales gains in the U.S. automotive, aftermarket, super precision bearing, and specialty alloy steel markets. Certain markets were weaker in 1996, including heavy trucks, freight cars and locomotives in the U.S. Abroad, the company achieved sales growth in Australia, South Africa, Mexico and Argentina. The company's 1996 acquisitions also contributed to the sales increase. Sales in Europe were lower in 1996 compared to 1995 due in part to weakness in the European heavy truck, construction and agricultural equipment markets.

Gross profit for 1996 increased to $573.8 million (24% of net sales), an 11.9% increase over 1995's gross profit of $512.8 million (23% of net sales). Improvements in productivity and the company's efforts to accelerate continuous improvement in its manufacturing plants contributed to this growth.

Operating income increased to $257.3 million in 1996, up from $210.2 million in 1995. Selling, administrative, and general expenses were $316.5 million (13.2% of net sales) in 1996 compared to $302.6 million (13.6% of net sales) in 1995. The higher dollar figure resulted in part from recent acquisitions; the development and implementation of improved scheduling and product / process costing systems; and the company's pay-for-performance plan for salaried associates that was implemented in the fourth quarter of 1995.

The company continues to succeed in accelerating continuous improvement in its manufacturing plants worldwide. Overall, the company expects to achieve the anticipated $200 million reduction in total annual manufacturing costs based on 1993 volume levels. This improvement has been offset somewhat by inflation, incremental costs required to implement the program and new production initiatives. At this point, the Steel Business is somewhat ahead of the Bearing Business in attaining savings.

Note 10 to the Consolidated Financial Statements summarizes the $31 million reserve established in 1993 for certain costs associated with this manufacturing cost reduction program and an administrative streamlining program. To date, 417 manufacturing-related layoffs worldwide have resulted from the program, and 49 layoffs have resulted from the administrative streamlining effort. With the manufacturing cost reduction program entering its final year in 1997, the company assessed the remaining reserves during the fourth quarter of 1996. As a result, the company reversed $5.9 million of the reserve for separation costs-operations established in 1993 which added to 1996's gross profit. Actual separation costs were lower than estimated. Reasons were separated associates' having less seniority, and volume levels' consistently exceeding the 1993 assumptions. Worldwide, the company is projecting 300 layoffs in 1997 related to the manufacturing cost reduction program and 16 layoffs due to administrative streamlining. Management believes that the remaining reserves are sufficient to cover the cash outlays for the projected layoffs.

Bearing Business net sales increased by 4.8% from $1.525 billion in 1995 to $1.598 billion in 1996. During
1996, the Bearing Business achieved growth in several segments, including U.S. automotive, super precision, industrial aftermarket and exports. Sales in Australia, South Africa, Mexico and Argentina also grew. The acquisition in Poland and the joint venture in China, both of which were completed in 1996, also contributed to the sales increase. During 1996, sales in Europe were lower compared to 1995, as were sales in Brazil where economic problems continue to constrain business.

Bearing Business operating income grew to $155.2 million in 1996, an increase of 14% over the $136.2 million achieved in 1995. Higher sales volume, a more favorable sales mix, improved productivity and manufacturing cost reductions resulting from efforts to accelerate continuous improvement helped to increase profits. Despite a higher per hour cost of labor, total labor costs were lower in 1996 because of less overtime and a reduction in the business' contingency workforce as it focused more on production schedules and manufacturing output in order to more effectively manage inventories. Profitability at the company's European and MPB operations also improved. To manage inventory effectively, the company cut back operations at selected plants in the fourth quarter, which resulted in higher fixed manufacturing costs and reduced operating income.

Steel Business net sales totaled $796.7 million, up
12.9% from $705.8 million in 1995. The increase was due primarily to improved sales of large bars, steel parts and automotive tubing, along with specialty steel at the company's Latrobe Steel subsidiary. Modest price improvement along with sales from new acquisitions - Ohio
Alloy Steels and Houghton & Richards - also contributed to the higher sales.

Operating income was $102 million in 1996, up 37.8% from the $74 million reported in 1995. Higher sales volume combined with modest price increases contributed to the increase in income. Improvements in productivity and cost reductions related to accelerated continuous improvement efforts exceeded the higher cost of labor and other manufacturing expenses.

Income taxes represent about 38% of income before taxes. This rate exceeded the U.S. federal statutory rate primarily due to state and local taxes. Taxable income in 1996 is estimated to approximate pre-tax income for financial reporting purposes.


1995 compared to 1994

During 1995, net sales topped $2 billion for the first time in company history and were 15.5% greater than 1994.
Increased sales were achieved in all industries and in virtually all of the company's markets except Mexico.
Gross profit for 1995 was $512.8 million (23% of net sales), an increase of 21.8% over 1994's $421 million
(21.8% of net sales). Higher sales volume and improved pricing, along with gains resulting from the company's initiatives to reduce costs, increase productivity and improve capacity utilization, contributed to the earnings increase. Costs resulting from capacity constraints which reduced operating flexibility partially offset some of the profit gains.
Higher overtime and training costs incurred to meet increased customer demand also slowed earnings growth during the year. Operating income increased to $210.2 million and was in line with the increase in gross profit as the company continued to manage effectively its administrative costs. The company contained its selling, administrative and general expenses to $302.6 million
(13.6% of net sales) in 1995 compared to $282.4 million
(14.6% of net sales) in 1994. In the fourth quarter of 1995 the company initiated a variable pay program for 1995 and succeeding years for most salaried associates which contributed to 1995's expense.

The Timken Company                         CONSOLIDATED BALANCE SHEETS
                                                         December 31
                                                       1996        1995
                                                   (Thousands of dollars)
ASSETS
Current Assets
  Cash and cash equivalents                        $    5,342  $    7,262
  Accounts receivable, less allowances, 1996-$7,062;
  1995-$6,632                                         313,932     284,924
  Deferred income taxes                                54,852      50,183
  Inventories:
  Manufacturing supplies                               40,150      41,869
  Work in process and raw materials                   241,691     195,126
  Finished products                                   137,666     130,894
     Total Inventories                                419,507     367,889
     Total Current Assets                             793,633     710,258

Property, Plant and Equipment
  Land and buildings                                  397,895     373,785
  Machinery and equipment                           2,085,305   1,963,665
                                                    2,483,200   2,337,450
  Less allowances for depreciation                  1,388,871   1,298,068
     Property, Plant and Equipment - Net            1,094,329   1,039,382

Other Assets
  Costs in excess of net assets of acquired
   businesses, net of amortization,
   1996-$18,670; 1995-$14,985                         125,018     102,854
  Deferred income taxes                                 3,803      31,176
  Miscellaneous receivables and other assets           32,175      27,231
  Deferred charges and prepaid expenses                22,380      15,024
     Total Other Assets                               183,376     176,285
Total Assets                                       $2,071,338  $1,925,925



Management's Discussion and Analysis of the Balance Sheets


The consolidated balance sheets reflect the company's commitment to maintain its strong capital structure through effective debt management.

Total assets increased by $145.4 million from December 31, 1995, primarily due to assets of acquired companies, higher accounts receivable and an increase in inventories. The higher accounts receivable balance relates primarily to the sales increase. The number of days' sales in receivables at December 31, 1996, was actually lower than the year-end 1995 level. The increase in inventories and other assets relates primarily to the higher level of activity. In 1996, the company continued to emphasize more effective management of its inventories, but the timing of the company's recent acquisitions raised the number of days' supply in inventory at the end of 1996 to 118 days compared to 112.6 days at the end of 1995.

The company uses the LIFO method of accounting for about 80% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.

                                                         December 31
                                                      1996         1995
                                                   (Thousands of dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Commercial paper                                $    46,977  $      5,037
  Short-term debt                                      59,457        54,727
  Accounts payable and other liabilities              237,020       229,096
  Accrued pension contributions                        18,724        43,241
  Accrued postretirement benefits cost                 19,746        22,765
  Salaries, wages and payroll taxes                    86,556        76,460
  Income taxes                                         29,072        30,723
  Current portion of long-term debt                    30,396           314
     Total Current Liabilities                        527,948       462,363

Non-Current Liabilities
  Long-term debt                                      165,835       151,154
  Accrued pension cost                                 56,568        97,524
  Accrued postretirement benefits cost                398,759       393,706
     Total Non-Current Liabilities                    621,162       642,384
Shareholders' Equity
  Class I and II Serial Preferred Stock without
   par value:
   Authorized-10,000,000 shares each class,
   none issued                                            -0-           -0-
  Common stock without par value:
   Authorized-200,000,000 shares
   Issued (including shares in treasury) 31,525,201
    shares in 1996; 31,354,307 shares in 1995
  Stated capital                                       53,064        53,064
  Other paid-in capital                               270,840       264,567
  Earnings invested in the business                   619,061       517,802
  Foreign currency translation adjustment             (12,799)      (14,079)
  Treasury shares at cost (1996-201,756 shares;
   1995-4,444 shares)                                  (7,938)        (176)
     Total Shareholders' Equity                       922,228      821,178
Total Liabilities and Shareholders' Equity        $ 2,071,338  $ 1,925,925


See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Accrued pension liabilities decreased as a result of additional contributed funds to the company's pension plans during the third quarter of 1996.

Debt of $302.7 million at December 31, 1996, exceeded the $211.2 million at year-end 1995. In addition to funding the pension plans, cash was required for the purchase of property, plant and equipment, to finance the company's acquisitions and other growth initiatives and to buy back shares of the company's stock. The 24.7% debt to total capital ratio was higher than the 20.5% at year-end 1995. While debt increased by $91.5 million in 1996, total shareholders' equity increased by $101.1 million.

On August 31, 1996, the company revised its unsecured, $300 million revolving credit agreement. A pricing change reduced the company's borrowing costs, and the term of the agreement was extended from August 31, 2000, to August 31, 2001.

The Timken Company                   CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                       Year ended December 31
                                                 1996           1995           1994
                                                       (Thousands of dollars)
CASH PROVIDED (USED)
Operating Activities
  Net income                                  $   138,937   $   112,350    $   68,464
  Adjustments to reconcile net income to net
   cash provided by operating activities:
     Depreciation and amortization                126,457       123,409       119,255
     Deferred income tax provision                 23,216        14,390        13,902
     Common stock issued in lieu of cash to
       benefit plans                                4,862         4,317         1,517
     Changes in operating assets and liabilities:
       Accounts receivable                        (18,348)      (20,228)      (37,964)
       Inventories and other assets               (25,398)      (57,821)      (35,056)
       Accounts payable and accrued expenses      (63,100)       47,568        16,079
       Foreign currency translation (gain) loss      (215)           27           477
       Net Cash Provided by Operating Activities  186,411       224,012       146,674

Investing Activities
  Purchases of property, plant and equipment-net (150,728)     (128,824)     (114,221)
  Acquisitions                                    (85,459)          -0-           -0-
     Net Cash Used by Investing Activities       (236,187)     (128,824)     (114,221)

Financing Activities
  Cash dividends paid to shareholders             (30,244)      (28,383)      (26,161)
  Purchases of treasury shares                    (13,786)         (170)           (5)
  Proceeds from issuance of long-term debt         45,000           -0-           -0-
  Payment on long-term debt                         (288)      (30,168)         (365)
  Commercial paper activity-net                    41,940       (52,722)       (5,148)
  Short-term debt activity-net                      5,521        11,792         5,735
     Net Cash Provided (Used) by Financing
        Activities                                 48,143       (99,651)      (25,944)
Effect of exchange rate changes on cash              (287)         (396)          328
     Increase (Decrease) In Cash and Cash
        Equivalents                                (1,920)       (4,859)        6,837
Cash and cash equivalents at beginning of year      7,262        12,121         5,284
     Cash and Cash Equivalents at End of Year $     5,342   $     7,262    $   12,121

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of the Statements of Cash Flows

1996 compared to 1995

Net cash provided by operating activities was $186.4 million in 1996, compared to $224 million in 1995. The cash generated from income in 1996 was more than sufficient to cover the additional cash required for working capital. "Accounts receivable" and "inventories and other assets" increased during 1996 by $18.3 million and $25.4 million, respectively, as a result of higher sales and production activity.

Purchases of property, plant and equipment-net during the twelve months ended December 31, 1996, were $150.7 million compared to $128.8 million one year earlier. The company also invested $85.5 million in acquisitions. The company continues to invest in activities consistent with its strategy to strengthen its core bearing and alloy steel leadership position. Recent acquisitions, along with capital investments in the company's existing operations worldwide and planned research and development expenditures, are serving to accelerate growth and strengthen positions in new and existing markets.

The company's debt increased in 1996. Cash was required to fund the company's pension plans, to purchase property, plant and equipment, to finance acquisitions and other growth initiatives and to buy back shares of the company's stock.
The company expects that cash generated from income during 1997 will be sufficient to cover working capital, pay dividends, fund capital expenditures and pay interest. Any further cash needs will be met by added short-term borrowing and issuance of notes.


1995 compared to 1994

Net cash provided by operating activities increased to $224 million in 1995 compared to $146.7 million in 1994. Cash generated from higher 1995 income was more than sufficient to cover the additional cash required for working capital.
"Accounts receivable" and "inventories and other assets" increased during 1995 by $20.2 million and $57.8 million, respectively, as a result of higher sales and production activity. The company's 1995 purchases of property, plant and equipment-net were $128.8 million compared to $114.2 million in 1994. Debt at year-end 1995 was lower than 1994's level as a result of higher higher net cash provided by operating activities.

Management's Discussion and Analysis of Other Information

The company recognized foreign currency exchange losses of $1.4 million in 1996, $3.8 million in 1995 and $1.4 million in 1994. The 1995 loss was greater due to exchange losses relating to the effect of Brazil's hyperinflationary economy and the devaluation of the Mexican peso.

The company's contract with the United Steelworkers covering a portion of its U.S. workforce expires on September 22, 1997.
If an agreement is not reached sufficiently early, sales and income could be reduced.

As part of the company's risk management strategies, various financial instruments are used in the normal course of business. With regard to derivative transactions, the company has established a formal policy and maintains a management operating procedure for hedging activities. During the three-year period ended December 31, 1996, these financial instruments consisted primarily of foreign exchange contracts. Foreign exchange contracts are an integral tool used to manage exposure to currency rate fluctuations primarily related to purchases of inventory and equipment. Because these contracts qualify for accounting as designated hedges, the realized and unrealized gains and losses are deferred and included in inventory or property, plant and equipment, depending on the transaction. More information regarding foreign exchange contracts is in Note 11 to the Consolidated Financial Statements. Deferred gains and losses on foreign exchange contracts in 1994 - 1996 were not significant. All financial instruments involve both credit and market risks. The company addresses these risks by limiting the duration of its foreign exchange contracts to one year and by dealing only with major financial institutions.

The company continues to focus on protecting the environment and complying with environmental protection laws. In doing so, the company has invested in pollution control equipment and updated plant operational practices. The company believes it has established adequate reserves to cover its environmental expenses. The company has a well-established environmental compliance audit program which was recently expanded to include international locations.

It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is uncertain whether additional emission monitoring will be required or what the cost will be when proposed emission monitoring regulations pursuant to the Clean Air Act of 1990 are issued. The company is also unsure of the ultimate future financial impact to the company that could result if the United States Environmental Protection Agency's (EPA) proposed rules to tighten the National Ambient Air Quality
Standards for fine particulate and ozone are issued without change. Unless based soundly on scientific data, these proposals could prove damaging to all manufacturing industries.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). Such designations are made regardless of the company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In 1996, the company and its Latrobe Steel subsidiary have received two additional notifications from the EPA and the company has been named a PRP at a site, but Latrobe has not, as yet. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's operations, cash flows or consolidated financial position.

The company's MPB Corporation subsidiary completed installation of the second of two environmental projects at its manufacturing locations in New Hampshire. The company had provided for the costs of these projects, which to date have been $3 million, recognizing a portion of these costs are being recovered from a former owner of the property. Future operating and maintenance costs are expected to be $2.2 million. MPB also filed suit against its insurance companies for reimbursement of clean-up costs. Settlements have been reached with two insurers and suits remain outstanding against two companies. The full extent of reimbursement cannot be estimated.

The company continued work in 1996 on an environmental project at its Canton, Ohio, location and started one at the company's Columbus, Ohio, location. Costs for these projects are estimated to be about $1.25 million each.

The Timken Company                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                Common Stock        Earnings     Foreign
                                         Other      Invested     Currency
                                Stated   Paid-In     in the      Translation    Treasury
                               Capital   Capital    Business     Adjustment      Stock         Total
                                              (Thousands of dollars)
Year Ended December 31, 1994
  Balance at January 1, 1994   $ 53,064  $ 247,699  $ 402,566   $  (18,016)      $     (1)    $ 685,312
  Net income                                           68,464                                    68,464
  Dividends paid-$1.00 per share                      (30,947)                                  (30,947)
  Issuance of 218,586 shares of
    common stock(1)                          6,303                                                6,303
  Purchase of 140 shares for treasury                                                  (5)           (5)
  Foreign currency translation
  adjustments (net income
  tax benefit of $2,603)                                             3,764                        3,764
Balance at December 31, 1994     53,064    254,002    440,083      (14,252)            (6)      732,891

Year Ended December 31, 1995
  Net income                                          112,350                                   112,350
  Dividends paid-$1.11 per share                      (34,631)                                  (34,631)
  Issuance of 292,769 shares of
   common stock(1)                          10,565                                               10,565
  Purchase of 4,264 shares
    for treasury                                                                     (170)         (170)
  Foreign currency translation
   adjustments (net income
   tax benefit of $1,473)                                              173                          173
Balance at December 31, 1995     53,064    264,567    517,802      (14,079)          (176)      821,178

Year Ended December 31, 1996
  Net income                                          138,937                                   138,937
  Dividends paid-$1.20 per share                      (37,678)                                  (37,678)
  Issuance of 170,894 shares of
   common stock(1)                           6,273                                                6,273
  Purchase of 362,300 shares for
   treasury                                                                       (13,786)      (13,786)
  Issuance of 164,988 shares from
   treasury(1)                                                                      6,024         6,024
  Foreign currency translation
   adjustments (net income
   tax benefit of $958)                                              1,280                        1,280

Balance at December 31, 1996   $ 53,064  $ 270,840  $ 619,061   $  (12,799)      $ (7,938)    $ 922,228

(1) Share activity was in conjunction with various benefit and dividend reinvestment plans.

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

Management's Discussion and Analysis of Other Information
(Continued)
The statements set forth in this annual report that are not historical in nature are forward-looking statements. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:
a) changes in world economic conditions. This includes, but is not limited to, the potential instability of governments and legal systems in countries in which the company conducts business, and significant changes in currency valuations.

b) changes in customer demand as they affect sales and product mix. This includes the effect of customer strikes and the impact of changes in industrial business cycles.

c) competitive factors, including changes in market penetration and the introduction of new products by existing and new competitors.

d) changes in operating costs. This includes the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; changes resulting from inventory management initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy.

e) the success of the company's operating plans, including its ability to achieve the total planned benefits of its continuous improvement programs, its ability to integrate acquisitions into company operations, the ability of recently acquired companies to meet satisfactory operating results and the company's ability to conclude timely collective bargaining agreements without loss of customer orders.

f) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to product warranty and environmental issues.

The Timken Company             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories:   Inventories are valued at the lower of cost or
market, principally by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $166,818,000 and $160,293,000 greater at December 31, 1996 and 1995, respectively.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings and range from 3 to 20 years for machinery and equipment.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 or 40 years. The carrying value of goodwill is reviewed on a quarterly basis for recoverability based on the undiscounted cash flows of the business acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows. No reduction of goodwill for impairment was necessary in 1996 or in previous years.

Income  Taxes:   Deferred income taxes are provided for the
temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $67,000,000 at December 31, 1996. Accordingly, U.S. income taxes have not be provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings-if distributed in the future-is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions.
Such distributions would  be subject to withholding taxes.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of shareholders' equity. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. Foreign currency exchange losses were $1,358,000 in 1996, $3,807,000 in 1995 and $1,440,000 in 1994.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Environmental Costs:  The company will adopt the American
Institute of Certified Public Accountants Statement of Position
96-1, "Environmental Remediation Liabilities," in the first quarter of 1997 and does not believe the effect of adoption will be material.
SOP 96-1 was issued in October 1996, and provides authoritative guidance on the recognition, measurement, display and disclosure of environmental remediation liabilities.

Stock Compensation:   The  company has elected to follow
Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, because the exercise price of the company's stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized.

Earnings Per Share: Earnings per share are computed by dividing net income by the average number of common shares outstanding during the year. Dilutive common stock equivalents are not material and, therefore, are not included in the computation of primary earnings per share.

The Timken Company            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.Acquisitions

During 1996, the company made the following acquisitions, each of which was accounted for as a purchase:

       April 1996 - The bearing manufacturing operations of FLT
       Prema Milmet S. A., a Polish company engaged in the manufacture of automotive, agricultural and industrial machinery bearings, serving primarily the Central European market.

       May 1996 - Ohio Alloy Steels, Inc. (OAS), a specialty tool steel service center located in Youngstown, Ohio

       August 1996 - Houghton & Richards, Inc. (H&R), a tool steel distributor headquartered in Marlborough, Massachusetts.

       December 1996 - The assets relating to the steel tool finishing and distribution businesses of Sanderson Kayser Ltd.
       (SK), of Sheffield, England.

The OAS, H&R and SK acquisitions will operate as subsidiaries of Latrobe Steel Company, a wholly owned subsidiary. The consolidated financial statements include the results of operations of each of these businesses from the date of acquisition. Pro forma results of operations have not been presented because the effects of these acquisitions were not significant.

Total cost of the acquisitions in 1996 amounted to $85,459,000. A portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of these assets and liabilities, subject to finalization of the purchase price allocation for H&R and SK, was $68,709,000 and $11,843,000, respectively. The excess of the purchase price over the fair value of net assets acquired has been allocated to the intangible asset, "costs in excess of net assets of acquired businesses."

In March 1996, the company joined with Yantai Bearing Factory to form the Yantai Timken Company Limited joint venture. The company holds a 60% interest in the joint venture, which will provide tapered roller bearings to the Chinese automotive and agricultural markets.

In December 1996, the company signed a definitive agreement to acquire certain assets of Gnutti Carlo, S.p.A., a manufacturer of medium-sized industrial bearings located near Brescia, Italy. The acquisition is expected to be completed in the first quarter of 1997 and will not be significant.

3.Stock Compensation Plans

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares. In addition, shares can be awarded to directors not employed by the company. Under these plans, the price of stock options granted equals the market price of the company's common stock at the date of grant. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant.

A summary of activity related to stock options for the above plan is as follows for the years ended December 31:

                                      1996                  1995                   1994
                                         Weighted              Weighted               Weighted
                                         Average               Average                Average
                                         Exercise              Exercise               Exercise
                                Options  Price       Options   Price        Options   Price

Outstanding - beginning of year 1,456,708  $33.03    1,405,193   $31.54     1,232,053  $30.64
Granted                           327,000   44.13      281,900    37.38       262,200   34.50
Exercised                        (218,936)  31.12     (217,685)   28.97       (89,060)  27.87
Canceled or expired               (18,775)  36.25      (12,700)   33.69           -0-     -0-
Outstanding - end of year       1,545,997  $35.61    1,456,708   $33.03     1,405,193  $31.54
Options execisable                891,022              847,558                814,193
Reserved for future use            45,615              401,083                719,865

Exercise prices for options outstanding as of December 31, 1996 range from $22.25 to $44.13 and the weighted-average remaining contractual life of these options is seven years. At December 31, 1996, a total of 106,851 restricted stock rights, restricted shares or deferred shares have been awarded under both of the above plans and are not vested. The company distributed
20,503 and 10,671 common shares in 1996 and 1995, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

Application of the fair value method of accounting for the
company's stock compensation plans in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," results in net income and earnings per share that are not materially different from amounts reported.
                                  26

4.Retirement Plans

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

In arriving at the pension obligation and net periodic pension costs for the company's plans, the consulting actuary used certain assumptions as follows:

                                              1996      1995      1994
Discount rate                                  7.5%     7.25%     8.25%
Future compensation assumption            3 % to 4%  3% to 4%  3% to 4%
Expected long-term return on plan assets      9.25%     9.25%      9.5%

A summary of the components of net periodic pension cost for the defined benefit plans follows:

                                            1996      1995      1994
                                             (Thousands of dollars)
Service cost-benefits
  earned during the period               $  27,319  $  22,511  $  23,960
Interest cost on projected benefit
   obligation                               84,195     80,272     73,640
Actual return on plan assets              (110,773)  (178,085)       774
Net amortization and deferral               40,569    112,521    (65,498)
         Total pension expense           $  41,310  $  37,219  $  32,876


The following table sets forth the funded status and amounts recognized in the consolidated balance sheets at December 31, 1996 and 1995, for the company's defined benefit plans:

                                               1996                   1995
                                           Plans Where     Plans Where     Plans Where
                                             Assets          Assets        Accumulated
                                             Exceed          Exceed          Benefits
                                           Accumulated     Accumulated       Exceed
                                             Benefits        Benefits        Assets
                                                      (Thousands of dollars)
Actuarial present value of benefit
 obligations:
Vested benefit obligation                  $   (892,535)  $   (331,965)   $   (523,414)
Accumulated benefit obligation             $ (1,017,239)  $   (352,567)   $   (622,300)
Projected benefit obligation               $ (1,145,852)  $   (393,506)   $   (723,420)
Plan assets at fair value(1)                  1,099,576        410,075         521,853
Projected benefit obligation
 (in excess of) or less than plan assets        (46,276)        16,569        (201,567)
Unrecognized net gain (loss)                    (95,047)       (32,008)          8,738
Prior service cost not yet recognized
 in net periodic pension cost                    81,927         26,765          59,424
Unrecognized net asset at transition dates,
 net of amortization                            (15,896)       (15,200)         (3,486)
Net pension liability recognized
 in the balance sheets                     $    (75,292)  $     (3,874)   $   (136,891)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

The company also sponsors defined contribution retirement and savings plans covering substantially all associates in the United States. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 1996, the plans had net assets of $355,513,000, including 3,358,528 shares of Timken Company common stock. Company contributions to the plans amounted to $9,652,000 in 1996, $8,066,000 in 1995 and $6,299,000 in 1994.

The Timken Company              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. Postretirement Benefits

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

The postretirement benefit obligation and net periodic postretirement benefits cost were determined by application of the terms of the current medical and life insurance plans, including established deductibles, coinsurance and maximums, together with relevant actuarial assumptions. For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 9.0% declining gradually to 5.25% in 2003 and thereafter. The weighted-average discount rate used was 7.5% in 1996 and 7.25% in 1995.

Net periodic postretirement benefits cost included the following components:

                                            1996      1995      1994
                                             (Thousands of dollars)
Service cost                              $  4,332  $  3,750  $  4,408
Interest cost on accumulated
 postretirement benefits obligation         28,299    30,217    29,514
Net amortization and deferral               (4,610)   (3,190)     (777)
Net periodic postretirement benefits cost $ 28,021  $ 30,777  $ 33,145

The company paid postretirement benefits of $25,987,000 in 1996; $22,906,000 in 1995; and $22,315,000 in 1994.

The following table sets forth the components of the accumulated postretirement benefits obligation recognized in the balance sheets at December 31, 1996 and 1995:

                                                   1996        1995
                                                (Thousands of dollars)
Accumulated postretirement benefits obligation:
Retirees                                        $ (253,234)  $ (255,476)
Fully eligible active plan participants            (65,040)     (58,729)
Other active plan participants                     (79,683)     (79,086)
                                                  (397,957)    (393,291)
Unrecognized net loss                               29,230       33,031
Unrecognized prior service cost                    (49,778)     (56,211)
Postretirement benefits obligation recognized
 in the balance sheets                          $ (418,505)  $ (416,471)

Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefits obligation as of December 31, 1996, by approximately $36,000,000 and the net periodic postretirement benefits cost for 1996 by approximately $2,850,000.

6.Contingencies

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental
Response, Compensation and Liability Act (Superfund) with
respect to certain sites. Such designations are made regardless of the company's limited involvement at each site. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification
claims.   Management believes that any ultimate liability with
respect to these actions, in excess of amounts provided, will not materially affect the company's operations, cash flows or consolidated financial position.

7.Financing Arrangements

Long-term debt at December 31, 1996 and 1995 was as follows:

                                                      1996      1995
                                                   (Thousands of dollars)

Fixed Rate Medium - Term Notes, Series A, due at
  various dates through October 2026, with
  interest rates ranging from 6.78% to 9.25%       $ 148,000  $ 103,000
Variable rate State of Ohio Air Quality and Water
  Development Revenue Refunding Bonds, maturing
  on June 1, 2001 (4.10% at December 31, 1996)        21,700     21,700
7.50%, State of Ohio Pollution Control Revenue
  Refunding Bonds, maturing on January 1, 2002        17,000     17,000
Variable rate State of Ohio Water Development
  Revenue Refunding Bonds, maturing May 1, 2007
  (4.10% at December 31, 1996)                         8,000      8,000
Other                                                  1,531      1,768
                                                     196,231    151,468
Less current maturities                               30,396        314
                                                   $ 165,835  $ 151,154

The aggregate maturities of long-term debt for the five years subsequent to December 31, 1996, are as follows:
1997-$30,396,000; 1998-$23,331,000; 1999-$14,152,000; 2000-$142,000;
and 2001-$21,851,000.

Interest paid in 1996, 1995 and 1994 approximated
$18,500,000, $26,000,000 and $28,950,000, respectively.  This differs from interest expense due to timing of payments and interest capitalized of $1,800,000 in 1996, $1,900,000 in 1995, and $3,145,000 in 1994 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 5.5% in 1996, 7.5% in 1995 and 9.9% in 1994.
The weighted-average interest rate on short-term debt during the year was 6.3% in 1996, 8.4% in 1995 and 6.4% in 1994.

At December 31, 1996, the company had available $253,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks. The agreement bears interest based upon any one of three rates at the company's option - prime, London Interbank Offered Rate (LIBOR) or the adjusted certificate of deposit rate.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $14,580,000, $14,673,000 and $14,078,000 in 1996, 1995
and 1994, respectively. At December 31, 1996, future minimum lease payments for noncancelable operating leases totaled $44,609,000 and are payable as follows: 1997-$13,438,000; 1998-$10,433,000;
1999-$6,339,000; 2000-$4,589,000; 2001-$3,255,000; and $6,555,000,
thereafter.

8.Research and Development

Expenditures committed to research and development amounted to approximately $41,000,000 in 1996; $35,000,000 in 1995;
and $36,000,000 in 1994. Such expenditures may fluctuate from year to year depending on special projects and needs.

The Timken Company            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. Income Taxes

The provision (credit) for income taxes consisted of the following:
                                 1996                1995                 1994
                            Current  Deferred   Current  Deferred   Current  Deferred
                                              (Thousands of dollars)
United Sates:
  Federal                   $ 47,120  $ 20,596   $ 38,321  $ 14,104  $ 17,426  $ 13,395
  State and local              6,271     2,573      4,120     1,841     3,550       (58)
  Foreign                      9,715        47     10,993    (1,555)    7,981       565
                            $ 63,106  $ 23,216   $ 53,434  $ 14,390  $ 28,957  $ 13,902

The company made income tax payments of approximately $54,100,000 in 1996, $38,000,000 in 1995 and $33,400,000 in 1994. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at DecemberE31, 1996 and 1995 was as follows:

                                                 1996        1995
                                              (Thousands of dollars)
Deferred tax assets:
  Accrued postretirement benefits cost         $ 156,178   $ 154,928
  Accrued pension cost                            25,565      44,964
  Benefit accruals                                22,803      20,130
  Foreign tax loss and credit carryforwards       10,734      15,588
  Other-net                                       23,016      23,393
  Valuation allowance                            (10,734)    (15,588)
                                                 227,562     243,415
Deferred tax liability-depreciation             (168,907)   (162,056)
Net deferred tax asset                         $  58,655   $  81,359

Following is the reconciliation between the provision for income taxes and the amount computed by applying the statutory U.S.
federal income tax rate of 35% to income before income taxes:

                                            1996      1995      1994
                                             (Thousands of  dollars)

Income tax at the statutory federal rate   $ 78,841  $ 63,061  $ 38,963
Adjustments:
  State and local income taxes,
   net of federal tax benefit                 5,749     3,876     2,270
  Tax on foreign remittances                    944     1,363       755
  Other items                                   788      (476)      871
Provision for income taxes                 $ 86,322  $ 67,824  $ 42,859
Effective income tax rate                       38%       38%       39%

10.Impairment and Restructuring Charges

In December 1993, the company initiated a restructuring program aimed at significantly increasing continuous improvement in its manufacturing plants worldwide. In addition, the company recorded certain charges for additional administrative streamlining and writing off impaired assets. In total, $48,000,000 was charged to operations in 1993: $31,000,000 relating to the restructuring program and $17,000,000 for impaired assets.
The worldwide restructuring program is designed to improve productivity as well as increase manufacturing efficiencies and is on target to accelerate annual cost reductions. A reserve was established in 1993 for separation costs associated with the reduction of 865 plant associates worldwide by the end of 1997. To date, 417 associates have been laid off. Separation and relocation costs for administrative associates were provided for the reduction of 65 salaried associates in Europe, South America and the United States and for relocation costs of certain salaried associates in the United States. As of December 31, 1996, 49 salaried associates have been laid off as a result of the program.

Activity against the restructuring provision is summarized as follows:

                                                           Separation and
                           Separation Costs -  Consulting  Relocation Costs-
                              Operations          Fees      Administrative    Other      Total
                                                      (Thousands of dollars)
Restructuring provision    $  10,800           $  12,800     $  3,000       $  4,400   $ 31,000
1994 activity (1)               (316)             (9,622)      (1,209)        (3,822)   (14,969)
1995 activity (1)                (76)             (3,178)        (558)          (578)    (4,390)
1996 activity (2)             (7,430)                 -0-        (593)            -0-    (8,023)
Balance at
 December 31, 1996         $   2,978           $      -0-    $    640       $     -0-  $  3,618

(1) 1994 and 1995 activity consisted primarily of cash expenditures. No adjustments to the reserves were made in 1994 and 1995.
(2) 1996 activity consisted of cash expenditures of $2,121,000. With the restructuring program entering its final year in 1997, the company assessed its remaining reserves. It was determined that actual separation costs will continue to be lower than estimated because (1) separated associates, as a rule, have less seniority, and (2) 148 fewer associates will be laid off due to volume levels consistently exceeding the 1993 assumptions. Accordingly, based on the assessment performed, the company reversed $5,902,000 of the reserve for separation costs - operations into income in the fourth quarter of 1996. This reversal has been classified with cost of sales in the statement of income.

11.Financial Instruments

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 1996 and 1995, the company had forward exchange contracts, all having maturities of less than one year, in amounts of $24,171,000 and $24,787,000, respectively, which approximates their fair value. The forward exchange contracts were primarily entered into by the company's German subsidiary and exchanged deutsche marks for U.S. dollars and British pounds. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed rate debt, based on discounted cash flow analysis, was $170,000,000 and $129,000,000 at December 31, 1996 and 1995,
respectively.  The carrying value of this debt was $165,000,000 and
$120,000,000.
                                  31

The Timken Company             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12.Segment Information

The Timken Company is a worldwide leader in the manufacture of antifriction bearings and specialty steels, sold principally through its own sales organization following normal credit practices.

Sales of the company's bearings are made predominantly to manufacturers in the automotive, machinery, railroad, aerospace and agricultural industries, and to service replacement markets. The company's tapered roller bearings are used in wide variety of products including passenger cars, trucks, railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings, in the general ball and straight roller bearing segment, are used in aircraft, missile guidance systems, computer peripherals and medical instruments.

Steel products include steels of intermediate alloy, low alloy and carbon grades, vacuum processed alloys, tool steel and other custom-made steel products including parts made from specialty steel. These are available in a wide range of solid and tubular
sections with a variety of finishes.   A significant portion of the
company's steel products is consumed in its bearing operations.
In addition, sales are made to other antifriction bearing companies and to aircraft, automotive, forging, tooling and oil and gas drilling industries. Sales are also made to steel service centers. Tool steels increasingly are being sold through newly acquired distribution facilities.

Information by Industry (1)            Bearing           Steel            Consolidated
                                                 (Thousands of dollars)
1996

Net sales                              $ 1,598,040      $  796,717        $ 2,394,757
Operating income                           155,224         102,033            257,257
Assets employed at year-end              1,287,509         783,829          2,071,338
Depreciation and amortization               72,396          54,061            126,457
Capital expenditures                       106,616          49,309            155,925

1995

Net sales                              $ 1,524,728      $  705,776        $ 2,230,504
Operating income                           136,233          73,983            210,216
Assets employed at year-end              1,223,623         702,302          1,925,925
Depreciation and amortization               69,539          53,870            123,409
Capital expenditures                        91,676          39,512            131,188

1994

Net sales                              $ 1,312,323      $  618,028        $ 1,930,351
Operating income                            84,924          53,651            138,575
Assets employed at year-end              1,117,762         740,972          1,858,734
Depreciation and amortization               64,487          54,768            119,255
Capital expenditures                        88,585          31,071            119,656

(1) Intersegment sales are accounted for at values based on market prices. Intersegment steel sales to the bearing business of $185,677,000 in 1996, $214,808,000 in 1995 and $211,201,000 in
1994 are eliminated on consolidation and are not included in the figures presented. Operating income relating to these sales is also eliminated.
                                  32

Information by Geographic Area (1)     United                  Other
                                       States      Europe      Countries     Consolidated
                                                   (Thousands of dollars)
1996
Net sales                             $ 1,885,347  $  315,474  $  193,936    $ 2,394,757
Operating income                          219,423      17,250      20,584        257,257
Income before income taxes                192,250      14,428      18,581        225,259
Assets employed at year-end             1,683,742     276,521     111,075      2,071,338

1995
Net sales                             $ 1,742,286  $  316,223  $  171,995    $ 2,230,504
Operating income                          178,408       7,623      24,185        210,216
Income before income taxes                153,670       5,388      21,116        180,174
Assets employed at year-end             1,597,708     243,721      84,496      1,925,925

1994
Net sales                             $ 1,524,897  $  237,521  $  167,933    $ 1,930,351
Operating income                          108,808       2,877      26,890        138,575
Income before income taxes                 85,187       1,805      24,331        111,323
Assets employed at year-end             1,575,351     201,118      82,265      1,858,734


Report of Independent Auditors

To the Board of Directors and Shareholders of The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.




Ernst & Young LLP
Canton, Ohio
February 6, 1997

The Timken Company
SUMMARY OF OPERATIONS AND OTHER COMPARATIVE DATA
(Thousands of dollars, except per share data)
______________________________________________________________________________________

                                    1996           1995          1994           1993
______________________________________________________________________________________
Statements of Income
   Net sales:
     Bearing                      $ 1,598,040   $ 1,524,728   $ 1,312,323   $ 1,153,987
     Steel                            796,717       705,776       618,028       554,774
_______________________________________________________________________________________
   Total net sales                  2,394,757     2,230,504     1,930,351     1,708,761

   Cost of products sold            1,820,985     1,717,700     1,509,347     1,366,164
   Selling, administrative and
     general expenses                 316,515       302,588       282,429       274,141
   Impairment and restructuring charges   -0-           -0-           -0-        48,000
   Operating income (loss)            257,257       210,216       138,575        20,456
   Earnings before interest and taxes
     (EBIT)                           243,158       199,987       136,195         8,700
   Interest expense                    17,899        19,813        24,872        29,619
   Income (loss) before income taxes  225,259       180,174       111,323       (20,919)
   Provision for income taxes (credit) 86,322        67,824        42,859        (3,250)
   Income (loss) before cumulative
     effect of accounting changes     138,937       112,350        68,464       (17,669)
   Net income (loss)              $   138,937   $   112,350   $    68,464   $  (271,932)

Balance Sheets
Inventory                         $   419,507   $   367,889   $   332,304   $   299,783
  Current assets                      793,633       710,258       657,180       586,384
  Working capital                     265,685       247,895       178,556       153,971
  Property, plant and equipment
   (less depreciation)              1,094,329     1,039,382     1,030,451     1,024,664
  Total assets                      2,071,338     1,925,925     1,858,734     1,789,719
  Total debt                          302,665       211,232       279,519       276,476
  Total liabilities                 1,149,110     1,104,747     1,125,843     1,104,407
  Shareholders' equity            $   922,228   $   821,178   $   732,891   $   685,312

Other Comparative Data
  Net income (loss)/Total assets         6.7%          5.8%          3.7%        (15.2%)
  Net income (loss)/Net sales            5.8%          5.0%          3.5%        (15.9%)
  EBIT/Beginning invested capital(1)    15.2%         12.7%          9.1%          0.5%
  Net cash provided by operating
   activities                     $   186,411   $   224,012    $  146,674   $   153,720
  Inventory days (FIFO)                 118.0         112.6         118.4         122.8
  Net sales per associate(2)      $     132.4   $     130.9    $    119.1   $     104.5
  Capital expenditures            $   155,925   $   131,188    $  119,656   $    92,940
  Depreciation and amortization   $   126,457   $   123,409    $  119,255   $   118,403
  Capital expenditures/Depreciation    127.0%        109.1%        102.6%         80.2%
  Dividends paid per share        $      1.20   $      1.11    $     1.00   $      1.00
  Income (loss) before cumulative
    effect of accounting changes
    per share(3)                  $      4.43   $      3.60    $     2.21   $     (0.57)
  Debt to total capital                 24.7%         20.5%         27.6%         28.7%
  Number of asociates at year end      19,130        17,034        16,202        15,985
  Number of shareholders(4)            31,813        26,792        49,968        28,767

(1) EBIT/Beginning invested capital, a type of return on asset ratio, is used internally to measure the company's performance. In broad terms, invested capital is total assets minus non-interest-bearing current liabilities.
(2) Based on the average number of associates employed during the year.
(3) Based on the average number of shares outstanding during the year and excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No.
106, 109 and 112.
                                  34

_______________________________________________________________________


   1992         1991        1990(5)      1989        1988        1987
________________________________________________________________________
$ 1,169,035  $ 1,128,972  $ 1,173,056 $ 1,042,122 $ 1,002,412 $   826,383
    473,275    518,453        527,955     490,840     551,731     403,875
_________________________________________________________________________
  1,642,310    1,647,425    1,701,011   1,532,962   1,554,143   1,230,258

  1,296,511    1,309,893    1,284,232   1,157,125   1,178,839     959,847

    296,826      297,660      286,427     250,676     235,072     222,207
        -0-       41,000          -0-         -0-         -0-         -0-
     48,973       (1,128)     130,352     125,161     140,232      48,204

     42,091      (15,277)     125,155     113,710     132,745      47,891
     28,660       26,673       26,339      17,217      20,879      25,037
     13,431      (41,950)      98,816      96,493     111,866      22,854
      8,979       (6,263)      43,574      41,148      45,954      12,535

      4,452      (35,687)      55,242      55,345      65,912      10,319
$     4,452  $   (35,687) $    55,242 $    55,345 $    65,912 $    10,319


$   310,947  $   320,076  $   379,543 $   344,135 $   350,410 $   278,567
    556,017      562,496      657,865     608,224     619,456     485,163
    165,553      148,950      238,486     359,773     348,322     255,910

  1,049,004    1,058,872    1,025,565     932,828     941,121     957,641
  1,738,450    1,759,139    1,814,909   1,565,961   1,593,031   1,466,634
    320,515      273,104      266,392      80,647     182,341     180,805
    753,387      740,168      740,208     501,157     619,315     543,541
$   985,063  $ 1,018,971  $ 1,074,701 $ 1,064,804 $   973,716 $   923,093

       0.3%       (2.0)%         3.0%        3.5%        4.1%        0.7%
       0.3%       (2.2)%         3.2%        3.6%        4.2%        0.8%
       2.6%       (0.9)%         8.3%        7.6%        9.6%        3.6%

$   115,501  $   140,419  $   181,852 $   165,144 $   106,652 $    77,657
      138.3        140.5        163.2       167.5       161.0       162.9
$      95.3  $      90.0  $      94.2 $      86.9 $      89.4 $      73.9
$   139,096  $   144,678  $   120,090 $    91,536 $    78,943 $    52,119
$   114,433  $   109,252  $   101,260 $    91,070 $    88,756 $    84,649
     124.4%       135.6%       120.4%      100.5%       88.9%       61.6%
$      1.00  $      1.00  $      0.98 $      0.92 $      0.70 $      0.50


$      0.15  $     (1.21) $      1.85 $      1.88 $      2.34 $      0.39
      24.5%        21.1%        19.9%        7.0%       15.8%       16.4%
     16,729       17,740       18,860      17,248      18,050      16,721
     31,395       26,048       25,090      22,445      21,184      22,470

(4) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans. The higher count for 1994 relates to shareholders in wrap accounts at brokers.
(5) Includes MPB Corporation for seven months.

APPENDIX TO EXHIBIT 13

On page 1 of the printed document, three bar charts were shown that contain the following information:

(1)      Net Sales ($Millions)
         1992          $1,642
         1993           1,709
         1994           1,930
         1995           2,231
         1996           2,395

(2)      Total Annual Return To Shareholders
         1992           15.8%
         1993           30.7%
         1994            7.8%
         1995           11.7%
         1996           23.1%

(3)      Productivity (Net Sales/Total Compensation)
         1992            100%
         1993            104%
         1994            112%
         1995            118%
         1996            125%

On Page 32 of the printed document, three pie charts were shown that contain the following information:

(1)      The Timken Company Net Sales to Customers
         Bearings         67%
         Steel            33%

(2)      The Steel Business Net Sales - Total
         Customers        81%
         Intersegment     19%

(3)      The Bearing Business Net Sales by Georgraphic Area
         United States    68%
         Europe           20%
         Other            12%

On page 34 of the printed document, two bar charts were shown that contain the following information:

(1)      Total Net Sales (Billions of Dollars)
                             Bearings       Steel
         1987                 0.826         0.404
         1988                 1.002         0.552
         1989                 1.042         0.491
         1990                 1.173         0.528
         1991                 1.129         0.518
         1992                 1.169         0.473
         1993                 1.154         0.555
         1994                 1.312         0.618
         1995                 1.525         0.706
         1996                 1.598         0.797

(2) Return on Net Sales (before cumulative effect of accounting changes):

                  Operating Income (Loss)   Income (Loss)
         1987                  3.9%           .8%
         1988                  9.0%          4.2%
         1989                  8.2%          3.6%
         1990                  7.7%          3.2%
         1991                  -.1%         -2.2%
         1992                  3.0%           .3%
         1993                  1.2%         -1.0%
         1994                  7.2%          3.5%
         1995                  9.4%          5.0%
         1996                 10.7%          5.8%

On page 35 of the printed document, two bar charts were shown that contain the following information:

(1) Earnings* and Dividends per Share (*before cumulative effect of accounting changes):

                             Earnings       Dividends
         1987                $  .39         $  0.50
         1988                  2.34            0.70
         1989                  1.88            0.92
         1990                  1.85            0.98
         1991                 -1.21            1.00
         1992                   .15            1.00
         1993                  -.57            1.00
         1994                  2.21            1.00
         1995                  3.60            1.11
         1996                  4.43            1.20

(2)      EBIT/Beginning Invested Capital

         1987                  3.6%
         1988                  9.6%
         1989                  7.6%
         1990                  8.3%
         1991                 -0.9%
         1992                  2.6%
         1993                  0.5%
         1994                  9.1%
         1995                 12.7%
         1996                 15.2%