Form 10-K, Exhibit 13
period 1997-12-31
TIMKEN CO
filed 1998-03-20
CIK 98362

EXHIBIT 13

     FINANCIAL SUMMARY

                                                   1997           1996
     (Thousands of dollars, except
       per share data)
     Net sales                                   $ 2,617,562    $ 2,394,757
     Income before income taxes                      266,592        225,259
     Provision for income taxes                       95,173         86,322
     Net income                                  $   171,419    $   138,937
     Earnings per share                              $  2.73        $  2.21
     Earnings per share - assuming dilution          $  2.69        $  2.19
     Dividends paid per share                        $  0.66        $  0.60

          In 1997, for the third consecutive year, The Timken Company achieved record sales and earnings. Net sales grew 9.3 percent to $2.618 billion. Net income increased 23.4 percent to $171.4 million. The year ended on a strong note, with record fourth quarter sales and earnings.
          Both the Bearing and Steel Businesses achieved profitable growth in 1997.

     QUARTERLY FINANCIAL DATA

                                                                          Dividends
                       Net       Gross       Net     Earnings per Share(1)   per          Stock Prices
     1997             Sales      Profit     Income     Basic    Diluted     Share        High       Low
     First Quarter $  640,584   $153,212  $ 41,066     $  .66    $  .64    $  .165    $ 27 5/8   $ 22 5/8
     Second Quarter   676,003    167,519    44,940        .72       .70       .165      36 3/4     25 7/8
     Third Quarter    629,900    142,718    37,790        .60       .59       .165      41 1/2     34
     Fourth Quarter   671,075    156,710    47,623        .76       .74       .165      40 1/2     31 1/16
                   $2,617,562   $620,159  $171,419     $ 2.73    $ 2.69    $  .660


     1996
     First Quarter $  595,954   $139,215  $ 33,598     $  .54    $  .53    $  .15     $ 23 13/16 $ 18 11/16
     Second Quarter   601,553    142,389    34,524        .55       .54       .15       23 3/8     19
     Third Quarter    581,417    137,650    31,785        .51       .50       .15       20 1/4     18 1/4
     Fourth Quarter   615,833    154,518    39,030        .62       .62       .15       23 11/16   19 1/2
                   $2,394,757   $573,772  $138,937     $ 2.21    $ 2.19    $  .60

     (1)Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

     MANAGEMENT'S DISCUSSION AND ANALYSIS - SUMMARY

          During the last five years, The Timken Company has focused on growing profitably through both continuous improvement and expansion of its businesses. In that period, the company's financial performance has improved steadily. Sales have increased by about 10% per year since 1992 and total shareholder return has averaged 24.4% annually.
          Again in 1997, the company achieved record sales and earnings.
     Net sales increased 9.3% to $2.618 billion. Net income rose 23.4% to $171.4 million. Increased profitability resulted from higher sales volume as well as manufacturing efficiencies and cost savings from continuous improvement initiatives. New product development, plant openings and expansions, and acquisitions in 1997 are designed to drive further profitable growth worldwide.
          In the Bearing Business, higher volume and manufacturing cost reductions contributed to the growth in profits. New products and strong sales in the automotive, aerospace and industrial markets also were factors.
          The Steel Business achieved unprecedented levels of output without significant capacity additions. Improved productivity, combined with strong sales to oil country, automotive and aerospace markets, also increased profitability. Revenue generated through its domestic distribution business also was a factor.
          The company completed four acquisitions and announced several plant expansions in 1997. In the first quarter, the company acquired certain assets of Gnutti Carlo, S.p.A. near Brescia, Italy. This subsidiary is now Timken Italia, s.r.l. and serves primarily the European truck, railroad and industrial markets. In March, the company expanded its railroad bearing reconditioning capabilities internationally, with initial focus in the United Kingdom.
          The second quarter was a high-growth period for both the Steel and Bearing Businesses. In April, the company broke ground for its $55 million bar mill at the Harrison Steel Plant in Canton. The project is on schedule, with full operation expected to begin in mid-1998. The Steel Business's Winchester Parts Plant in Kentucky began operations in May and already has installed additional equipment to meet demand for its products.
          Also in May, the Bearing Business acquired Handpiece
     Headquarters, Inc. in California, which repairs and rebuilds a variety of dental handpieces that use miniature bearings made by the company's MPB subsidiary.
          In June, the company opened a liaison office in Istanbul's busy commercial center to strengthen distribution of Timken products to the growing Turkish automotive and industrial markets. Also in June, the company paid its 300th consecutive quarterly dividend to shareholders and split its stock 2-for-1. This also was the company's 75th anniversary as a member of the New York Stock Exchange.
          Additionally, in the second quarter the company merged two of its tool steel distribution organizations, Ohio Alloy Steels and Houghton
     & Richards.  The new company functions as a Latrobe Steel subsidiary.
          In the third quarter, the company acquired the aerospace bearing operations of The Torrington Company Limited in Wolverhampton,
     England. Now MPB UK Limited, it will expand the scope of the company's products and services in the European aerospace market, second in size only to the U.S. market. A $20 million investment in the company's Asheboro Plant was announced in July to increase that plant's unique ability to provide low-volume product with unprecedented speed and flexibility to customers in the industrial market.
          The fourth quarter brought further growth initiatives. The company began work on its $51 million investment in the Gaffney, South Carolina, plant and announced a $15 million investment in its Bucyrus plant in Ohio. Both initiatives are designed to improve operations with more advanced, computer-controlled equipment that will increase throughput, improve product quality and lower costs.
          In the automotive aftermarket, the company introduced a new line of bearings, seals and related components for cars and light trucks, as well as rebuild kits and individual components for the light- and heavy-duty truck market.
          In December, the company acquired 70% of Rulmenti Grei S.A., a bearing manufacturer in Ploesti, Romania. The plant produces bearings used in a wide range of industrial applications, including steel and aluminum rolling mills, paper mills, marine systems, and oil and gas production. It serves customers in Romania as well as in Eastern and Western Europe, Asia and North America.
          The Steel Business announced in the fourth quarter the opening of a tool and alloy steel distribution facility in Greer, South Carolina. The business's Tryon Peak Plant in North Carolina completed construction of its profile ring mill, a $15 million investment announced in 1996.
          In 1997, the company made significant leadership changes. With the retirement of long-time president and chief executive officer Joseph F. Toot, Jr., chairman W. R. Timken, Jr., took on the added responsibilities of president and chief executive officer. Serving with Mr. Timken in the office of the chairman are Robert L. Leibensperger and Bill J. Bowling, who added the responsibility of chief operating officer to their positions as executive vice president and president of the Bearing and Steel Businesses, respectively.
          Also, Karl P. Kimmerling and Hans J. Sack were elected officers of the company. Mr. Kimmerling is group vice president - alloy steel, and Mr. Sack is group vice president - specialty steel and president - Latrobe Steel Company.

     CONSOLIDATED STATEMENT OF INCOME                               TIMKEN



                                                          Year Ended December 31
                                                      1997         1996          1995
     (Thousands of dollars, except per share data)

     Net sales                                     $2,617,562   $2,394,757   $2,230,504
     Cost of products sold                          1,997,403    1,820,985    1,717,700
         Gross Profit                                 620,159      573,772      512,804

    Selling, administrative and general expenses      330,830      316,515      302,588
         Operating Income                             289,329      257,257      210,216

     Interest expense                                 (21,432)     (17,899)     (19,813)
     Other income (expense)                            (1,305)     (14,099)     (10,229)
         Income Before Income Taxes                   266,592      225,259      180,174
     Provision for income taxes                        95,173       86,322       67,824
         Net Income                                  $171,419     $138,937     $112,350

         Earnings Per Share                           $  2.73      $  2.21      $  1.80
         Earnings Per Share-assuming dilution         $  2.69      $  2.19      $  1.78

     See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

                          FORWARD-LOOKING STATEMENTS

          The statements set forth in this annual report that are not historical in nature are forward-looking statements. This is particularly true of the statements made in the Corporate Profile on pages 6 and 7. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:
     a) changes in world economic conditions. This includes, but is not limited to, the potential instability of governments and legal systems in countries in which the company conducts business, significant changes in currency valuations and the effects of year 2000 compliance.
     b) changes in customer demand on sales and product mix. This includes the effect of customer strikes and the impact of changes in industrial business cycles.
     c) competitive factors, including changes in market penetration and the introduction of new products by existing and new competitors.
     d) changes in operating costs. This includes the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; changes resulting from inventory management initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy.
     e) the success of the company's operating plans, including its ability to achieve the benefits of its ongoing continuous improvement programs; its ability, along with that of its customers and suppliers, to update computer systems to be year 2000 compliant; its ability to integrate acquisitions into company operations; the ability of recently acquired companies to achieve satisfactory operating results; and the company's ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business.
     f) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to product warranty and environmental issues.
     g) changes in worldwide financial markets to the extent they affect the company's ability to raise capital, have an impact on the overall performance of the company's pension fund investments and cause changes in the economy which affect customer demand.

     MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF INCOME

     1997 compared to 1996
          Net sales increased in 1997 by 9.3% to $2.618 billion. The company achieved sales gains in the North American automotive, industrial and super precision bearing markets, and in the specialty alloy steel and steel components markets. Sales growth in Europe and Latin America, along with sales by the company's recently acquired businesses, also contributed to the year-to-year increase. Sales in Asia Pacific markets, still a small part of the company's total operations, weakened significantly toward year end due to the severe economic problems in that area.

         Gross profit for 1997 increased to $620.2 million (23.7% of net sales), an 8.1% increase over 1996's gross profit of $573.8 million (24% of net sales). Higher sales volume and cost improvements related to the company's ongoing continuous improvement initiatives contributed to this growth. Costs associated with bringing products manufactured by new acquisitions to Timken quality and technological standards caused gross margins to decline slightly in 1997. Higher product costs, some associated with the exceptional levels of customer demand, also affected margins.
          Operating income increased to $289.3 million in 1997, up from $257.3 million in 1996. The company was successful in reducing further its selling, administrative and general expenses as a percent of sales, which were $330.8 million (12.6% of net sales) in 1997 compared to $316.5 million (13.2% of net sales) in 1996. In addition to expenses required to support the increased level of sales volume, the higher dollar figure resulted in part from the continued phase-in of the company's pay-for-performance plan for salaried associates, recent acquisitions and higher research expenditures.
          "Other income (expense)" for 1997 reflects lower net expense resulting primarily from a gain on the sale of property in the United Kingdom.
          Taxes represent about 35.7% of income before taxes. The provision for income taxes for the year 1997 included a credit relating to claims for prior years' research and development credits of $4 million, or $.06 per share. The effective income tax rate for the year exclusive of this item was 37.2%.
          Bearing Business net sales increased by 7.6% from $1.598 billion in 1996 to $1.719 billion in 1997. During the year, the Bearing Business grew through expansions, the launch of new products and services, and acquisitions. Sales increased in several segments including U.S. heavy- and light-duty truck, super precision, aftermarket and industrial original equipment markets. Higher bearing sales in Europe and Latin America, along with sales from bearing acquisitions completed during 1996 and 1997, also contributed to the increase. Demand for bearing products in Asia Pacific markets dropped significantly in the fourth quarter due to the economic problems there.
          Bearing Business operating income grew to $163.3 million in 1997, an increase of 5.2% over the $155.2 million achieved in 1996. Higher sales volume and manufacturing cost reductions resulting from the business's continuous improvement efforts helped to offset the higher cost of labor; additional hiring and training costs associated with meeting higher customer demand; and increased administrative costs related to integrating newly acquired operations.
          Steel Business net sales totaled $898.7 million, up 12.8% from $796.7 million in 1996. Successful marketing efforts, combined with strong demand for alloy steel products and steel components, fueled the increase in sales. Sales to oil country markets increased by more than 50%. Higher sales of specialty steel at the company's Latrobe Steel subsidiary, along with sales growth resulting from recently acquired tool steel distribution businesses, also contributed to higher 1997 sales.
          Operating income was $126 million in 1997, up 23.5% from the $102 million reported in 1996, and resulted primarily from higher sales volume and improved manufacturing efficiencies. Productivity improved for the year, and steel manufacturing operations achieved record levels of output. The Steel Business was able to meet increased customer demand by continuing to exceed established capacity expectations of existing equipment. Cost reductions linked to the company's ongoing continuous improvement efforts, along with lower priced scrap metal, more than offset higher labor costs and the operating costs associated with bringing the business's recently acquired European distribution operation on stream.


     1996 compared to 1995
          Net sales in 1996 increased over 1995 by 7.4% to $2.395 billion. Sales growth was achieved in the U.S. automotive, aftermarket, super precision bearings and specialty alloy steel markets as well as in Australia, South Africa, Mexico and Argentina. The company's 1996 acquisitions also contributed to the increase. Sales in the U.S. heavy truck, freight car and locomotive markets, as well as sales in Europe, were weaker. Gross profit for 1996 increased to $573.8 million (24% of net sales), an increase of 11.9% over 1995's $512.8 million (23% of net sales). Improvements in productivity and success in accelerating continuous improvement in its manufacturing plants contributed to this growth. Operating income for 1996 increased to $257.3 million compared to $210.2 million in 1995. Selling, administrative and general expenses of $316.5 million (13.2% of net sales) were higher than the $302.6 million (13.6% of net sales) recorded in 1995 due primarily to the company's acquisitions, costs associated with the development of new scheduling and costing systems, and the company's pay-for-performance plan for salaried associates implemented in the fourth quarter of 1995.

   CONSOLIDATED BALANCE SHEET

                                                              December 31
                                                           1997         1996
     (Thousands of dollars)

     ASSETS
     Current Assets
     Cash and cash equivalents                         $    9,824   $    5,342
     Accounts receivable, less allowances:
            1997-$7,003; 1996-$7,062                      357,423      313,932
     Deferred income taxes                                 42,071       54,852
     Inventories:
       Manufacturing supplies                              36,448       40,150
       Work in process and raw materials                  264,784      241,691
       Finished products                                  144,621      137,666
         Total Inventories                                445,853      419,507
         Total Current Assets                             855,171      793,633

     Property, Plant and Equipment
       Land and buildings                                 420,322      397,895
       Machinery and equipment                          2,257,464    2,085,305
                                                        2,677,786    2,483,200
     Less allowances for depreciation                   1,457,270    1,388,871
         Property, Plant and Equipment-Net              1,220,516    1,094,329

     Other Assets
       Costs in excess of net assets of acquired
        businesses, net of amortization,
        1997-$23,448; 1996-$18,670                        139,409      125,018
       Deferred income taxes                               26,605        3,803
     Miscellaneous receivables and other assets            60,161       32,175
     Deferred charges and prepaid expenses                 24,688       22,380
         Total Other Assets                               250,863      183,376
     Total Assets                                      $2,326,550   $2,071,338


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

          The consolidated balance sheet reflects the company's commitment to maintain its strong capital structure through effective debt management.
          Total assets increased by $255.2 million from December 31, 1996. Accounts receivable were higher at year-end 1997 due primarily to the sales increase and to longer credit terms in countries where the company's recent acquisitions are located. The number of days' sales in receivables at December 31, 1997, was slightly higher than the year-end 1996 level. While inventory balances increased primarily due to the higher level of activity, the company succeeded in lowering the number of days' supply in inventory to 112 days at December 31, 1997, from 118 days at the end of 1996. The company continues to recognize the importance of cash flow by improving working capital usage, especially through lowering inventory levels.
          The company uses the LIFO method of accounting for about 80% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.
          Other assets increased by $67.5 million during 1997. The $14.4 million increase in "costs in excess of net assets of acquired businesses" relates directly to the business acquisitions completed during the year. "Miscellaneous receivables and

                                                                       TIMKEN

                                                            December 31
                                                       1997            1996
     (Thousands of dollars)
     LIABILITIES AND SHAREHOLDERS' EQUITY
     Current Liabilities
       Commercial paper                             $   71,566     $   46,977
       Short-term debt                                  61,399         59,457
       Accounts payable and other liabilities          284,890        237,020
       Salaries, wages and benefits                    115,136        125,026
       Income taxes                                     22,953         29,072
       Current portion of long-term debt                23,620         30,396
         Total Current Liabilities                     579,564        527,948

     Non-Current Liabilities
       Long-term debt                                  202,846        165,835
       Accrued pension cost                            103,061         56,568
       Accrued postretirement benefits cost            409,003        398,759
         Total Non-Current Liabilities                 714,910        621,162

     Shareholders' Equity
       Class I and II Serial Preferred Stock
              without par value:
         Authorized-10,000,000 shares each
              class, none issued                           -0-            -0-
       Common stock without par value:
         Authorized-200,000,000 shares
         Issued (including shares in treasury)
              63,082,626 shares in 1997; 63,050,402
              shares in 1996
         Stated capital                                 53,064         53,064
         Other paid-in capital                         273,873        270,840
       Earnings invested in the business               749,033        619,061
       Accumulated other comprehensive income          (38,026)       (12,799)
       Treasury shares at cost (1997-202,627
             shares; 1996-403,512 shares)               (5,868)        (7,938)
          Total Shareholders' Equity                 1,032,076        922,228
      Total Liabilities and
               Shareholders' Equity                 $2,326,550     $2,071,338


     See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


     other assets" is higher in 1997 due primarily to a receivable from the Romanian government related to the company's acquisition of a Romanian bearing manufacturer.
          Accrued pension liabilities were higher at December 31, 1997.
     The balance at December 31, 1996, was lower due to the contribution of additional funds to the company's pension plans in the third quarter of 1996.
          Debt of $359.4 million at December 31, 1997, exceeded the $302.7 million at year-end 1996. The 25.8% debt to total capital ratio was higher than the 24.7% at year-end 1996. Debt increased by $56.7 million in 1997 due to the cash required to purchase acquisitions, while total shareholders' equity increased by $109.8 million.
          In January 1998, the company issued $37 million of medium-term notes at interest rates between 6.20% and 6.74%, maturing from January 15, 2008, to January 13, 2028. The issuance of these notes completed the company's $250 million debt registration filed with the Securities and Exchange Commission (SEC) in 1990. Another shelf registration for $300 million of debt securities was approved by the board in November 1997 and is expected to be filed with the SEC in the first quarter of 1998.

   CONSOLIDATED STATEMENT OF CASH FLOWS                           TIMKEN

                                                               Year Ended December 31
                                                            1997        1996        1995
     (Thousands of dollars)
     CASH PROVIDED (USED)
       Operating Activities
       Net income                                         $171,419    $138,937    $112,350
       Adjustments to reconcile net income to net cash
             provided by operating activities:
         Depreciation and amortization                     134,431     126,457     123,409
         Deferred income tax provision (credit)             (1,564)     23,216      14,390
         Common stock issued in lieu of cash to
               benefit plans                                20,452       4,862       4,317
         Changes in operating assets and liabilities:
          Accounts receivable                              (48,584)    (18,348)    (20,228)
          Inventories and other assets                     (30,056)    (25,398)    (57,821)
          Accounts payable and accrued expenses             66,357     (63,100)     47,568
          Foreign currency translation (gain) loss            (472)       (215)         27
          Net Cash Provided by Operating Activities        311,983     186,411     224,012

     Investing Activities
      Purchases of property, plant and equipment-net      (233,392)   (150,728)   (128,824)
      Acquisitions                                         (78,739)    (85,459)         -0-
         Net Cash Used by Investing Activities            (312,131)   (236,187)   (128,824)

     Financing Activities
      Cash dividends paid to shareholders                  (38,714)    (30,244)    (28,383)
      Purchases of treasury shares                         (18,083)    (13,786)       (170)
      Proceeds from issuance of long-term debt              60,453      45,000         -0-
      Payments on long-term debt                           (30,217)       (288)    (30,168)
      Short-term debt activity-net                          32,485      47,461     (40,930)
         Net Cash Provided (Used) by Financing Activities    5,924      48,143     (99,651)
     Effect of exchange rate changes on cash                (1,294)       (287)       (396)
         Increase (Decrease) In Cash and Cash Equivalents    4,482      (1,920)     (4,859)
     Cash and cash equivalents at beginning of year          5,342       7,262      12,121
         Cash and Cash Equivalents at End of Year           $9,824      $5,342      $7,262


     See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

     1997 compared to 1996
          Net cash provided by operating activities was $312 million in 1997, compared to $186.4 million in 1996. The cash generated from income in 1997 was more than sufficient to cover the additional cash required for working capital. Accounts receivable, and inventories and other assets increased during 1997 by $48.6 million and $30.1 million, respectively, primarily as a result of higher sales and production activity. The $66.4 million cash provided by higher accounts payable and accrued expenses also related primarily to the higher activity level and recent acquisitions. In 1996, the $63.1 million cash outflow resulted primarily from the contribution of additional funds to the company's pension plans.
          "Purchases of property, plant and equipment-net" during the twelve months ended December 31, 1997, was $233.4 million compared to $150.7 million one year earlier. The company also invested
     $78.7 million in acquisitions compared to $85.5 million in 1996. The company continues to invest in activities consistent with its strategy to strengthen its core bearing and alloy steel leadership positions. Recent acquisitions, along with capital investments in the company's existing operations worldwide and planned research and development expenditures, continue to accelerate growth and strengthen positions in new and existing markets.
          The company's debt increased in 1997. Cash was needed to fund additional investments in property, plant and equipment, finance acquisitions and to buy back shares of the company's stock. Approximately 1 million of the 2 million shares authorized per the purchase plan adopted in June 1996, have been repurchased. The company expects that cash generated from operating activities during 1998 will be sufficient to cover working capital, pay dividends, fund capital expenditures and pay interest. Any further cash needs that exceed cash generated from operations will be met by short-term borrowing and issuance of medium-term notes.

     1996 compared to 1995
          Net cash provided by operating activities was $186.4 million in 1996 compared to $224 million in 1995. Cash generated from income in 1996 was more than sufficient to cover the additional cash required for working capital. Accounts receivable, and inventories and other assets increased during 1996 by $18.3 million and $25.4 million, respectively, as a result of higher sales and production activity.
     The company's 1996 "purchases of property, plant and equipment-net" was $150.7 million compared to $128.8 million in 1995. The company also invested $85.5 million in acquisitions. Debt at year-end 1996 was higher than 1995's level. Cash was required to fund the company's pension plans, to purchase property, plant and equipment, to finance acquisitions and other growth initiatives, and to buy back shares of the company's stock.


     MANAGEMENT'S DISCUSSION AND ANALYSIS - OTHER INFORMATION

          The Timken Company's efforts to be year 2000 compliant include a defined methodology of assessment, strategy definition, development, test, integration and implementation components. The company's corporate information systems department has instituted a corporate level reporting and tracking process that encompasses all of the company's year 2000 project efforts worldwide. Through the use of this methodology over the past two years, the company is well into its year 2000 conversion effort. Based on current project plans, Timken expects to have all of its critical systems year 2000 compliant by the last quarter of 1998. The costs associated with this project will not have a material effect on the company's financial position, results of operation or cash flows.
          As part of the company's risk management strategies, various financial instruments are used in the normal course of business. With regard to derivative transactions, the company has established a formal policy and maintains a management operating procedure for hedging activities. During the three-year period ended December 31, 1997, these financial instruments consisted primarily of foreign exchange contracts. Foreign exchange contracts are an integral tool used to manage exposure to currency rate fluctuations primarily related to purchases of inventory and equipment. Because these contracts qualify for accounting as designated hedges, the realized and unrealized gains and losses are deferred and included in inventory or property, plant and equipment, depending on the transaction. More information regarding foreign exchange contracts is in Note 3 to the Consolidated Financial Statements. Deferred gains and losses on foreign exchange contracts in 1995 - 1997 were not significant. All financial instruments involve both credit and market risks. The company addresses these risks by limiting the duration of its foreign exchange contracts to one year and by dealing only with major financial institutions.
          The company continues to emphasize protecting the environment and complying with environmental protection laws. In doing so, the company has invested in pollution control equipment and updated plant operational practices. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws and standards established for all units worldwide.
          It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company was uncertain whether additional emission monitoring would be required or what the cost would be when proposed emission monitoring regulations pursuant to the Clean Air Act of 1990 were issued. In 1997, the regulations were issued in a modified form from those proposed and, while some uncertainty remains, the financial impact on the company is expected to be small, certainly less than anticipated under the proposed regulations. The company also is unsure of the ultimate future financial impact that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone, which were issued in July.
          The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRP's) by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In 1997, the company and its Latrobe Steel subsidiary were both named a PRP at one additional site. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's operations, cash flows or consolidated financial position.
          The company's MPB Corporation subsidiary has two environmental projects at its manufacturing locations in New Hampshire. Remediation at one plant is nearing completion. In late 1996, the second system was installed and remediation was begun at the other plant. The company had provided for the costs of these projects, which to date have been $3.5 million. A portion of these costs is being recovered from a former owner of the property. Future operating and maintenance costs are expected to be $1.7 million. MPB also filed suit against and settled with four insurance companies for reimbursement of clean-up costs.
          The company continued work in 1997 on environmental projects at its locations in Canton and Columbus, Ohio. Costs

     CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY                 TIMKEN

                                                             Common Stock       Earnings     Accumulated
                                                                      Other     Invested        Other
                                                          Stated     Paid-In     In the     Comprehensive   Treasury
                                              Total      Capital     Capital    Business       Income         Stock
    (Thousands of dollars)
    Year Ended December 31, 1995
     Balance at January 1, 1995             $  732,891    $53,064    $254,002   $440,083      $(14,252)     $    (6)
     Net income                                112,350                           112,350
     Foreign currency translation
      adjustments (net of income tax
      benefit of $1,473)                           173                                             173
     Total comprehensive income                112,523
     Dividends-$0.555 per share                (34,631)                          (34,631)
     Issuance of 585,538 shares of
      common stock (1)                          10,565                 10,565
     Purchase of 8,528 shares for treasury        (170)                                                        (170)
     Balance at December 31, 1995              821,178     53,064     264,567    517,802       (14,079)        (176)

    Year Ended December 31, 1996
     Net income                                138,937                           138,937
     Foreign currency translation
      adjustments (net of income tax
      benefit of $958)                           1,280                                           1,280
     Total comprehensive income                140,217
     Dividends-$0.60 per share                 (37,678)                          (37,678)
     Issuance of 341,788 shares of
      common stock (1)                           6,273                  6,273
    Purchase of 724,600 shares for
     treasury                                  (13,786)                                                     (13,786)
    Issuance of 329,976 shares from
     treasury (1)                                6,024                                                        6,024
     Balance at December 31, 1996              922,228     53,064     270,840    619,061       (12,799)      (7,938)

    Year Ended December 31, 1997
     Net income                                171,419                           171,419
     Foreign currency translation
      adjustments (net of income tax
      benefit of $3,401)                       (22,516)                                        (22,516)
     Minimum pension liability
      adjustment (net of income tax
      benefit of $1,589)                        (2,711)                                         (2,711)
     Total comprehensive income                146,192
     Dividends-$0.66 per share                 (41,447)                          (41,447)
     Issuance of 32,224 shares of
      common stock (1)                           3,033                  3,033
     Purchase of 697,100 shares for
      treasury                                 (18,083)                                                     (18,083)
     Issuance of 897,985 shares from
      treasury (1)                              20,153                                                       20,153
     Balance at December 31, 1997           $1,032,076    $53,064    $273,873   $749,033      $(38,026)     $(5,868)


     (1) Share activity was in conjunction with stock options and various benefit and dividend reinvestment plans. In 1997, the majority of shares issued from treasury related to the exercise of stock options. See accompanying Notes to Consolidated Financial
          Statements on pages 25 through 33.


     MANAGEMENT'S DISCUSSION AND ANALYSIS - OTHER INFORMATION (Continued)

     for these two projects are estimated to be about $2.1 million.
          In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report segment information in annual financial statements. The company will adopt SFAS No. 131 in 1998. Management does not expect the adoption to have a material impact on the company's financial statement disclosures.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   TIMKEN



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

     Inventories: Inventories are valued at the lower of cost or market, principally by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $162,709,000 and $166,818,000 greater at December 31, 1997 and
     1996, respectively.

     Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings and range from 3 to 20 years for machinery and equipment.

     Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed on a quarterly basis for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows. No reduction of goodwill for impairment was necessary in 1997 or in previous years.

     Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

     The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $70,000,000 at December 31, 1997. Accordingly, U.S. income taxes have not been provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings - if distributed in the future - is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

     Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive income. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded a foreign currency exchange gain of $731,000 in 1997, and losses of $1,358,000 and $3,807,000 in 1996 and 1995, respectively.

     Segment Information: In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information," which changes the way public companies report segment information in annual financial statements. The Statement also requires public companies to report selected segment information in interim financial reports to shareholders. The company will adopt SFAS No. 131 in 1998. Restatement of comparative information for earlier years is required in the initial year of adoption. Management does not expect the adoption of the statement to have a material impact on the company's financial statement disclosures.

     Comprehensive Income: Effective in the fourth quarter 1997, the company adopted SFAS No. 130, "Reporting Comprehensive Income." SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the company's net income or shareholders' equity. SFAS No. 130 requires the company's change in the minimum pension liability and the foreign currency translation adjustments to be included in other comprehensive income. Prior years' financial statements have been reclassified to conform to these requirements.

     Earnings Per Share: In 1997, the FASB issued SFAS No. 128, "Earnings Per Share" which replaced the calculation of primary and fully diluted earnings per share with earnings per share and earnings per share - assuming dilution. Unlike primary earnings per share, earnings per share excludes any dilutive effects of options, warrants and convertible securities. Earnings per share - assuming dilution is very similar to the previously reported fully diluted earnings per share. Because common stock equivalents were immaterial in prior years, no difference exists between the application of SFAS No. 128 and previous methods. Accordingly, no restatement of prior years was necessary.

     Reclassifications: Certain amounts reported in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


     2.   FINANCING ARRANGEMENTS

     Long-term debt at December 31, 1997 and 1996 was as follows:

                                                               1997     1996
     (Thousands of dollars)
     Fixed-rate Medium-Term Notes, Series A, due at various
       dates through November 2027, with interest rates
       ranging from 6.40% to 9.10%                           $153,000 $148,000
     Variable-rate State of Ohio Air Quality and Water
       Development Revenue Refunding Bonds, maturing
       on June 1, 2001 (3.70% at December 31, 1997)            21,700   21,700
     7.50% State of Ohio Pollution Control Revenue
       Refunding Bonds, maturing on January 1, 2002            17,000   17,000
     Variable-rate State of Ohio Water Development Revenue
       Refunding Bonds, maturing May 1, 2007 (3.70% at
       December 31, 1997)                                       8,000    8,000
     Variable-rate State of Ohio Water Development
       Authority Solid Waste Revenue Bonds, maturing on
       July 2, 2032 (3.75% at December 31, 1997)               24,000      -0-
     Other                                                      2,766    1,531
                                                              226,466  196,231
     Less current maturities                                   23,620   30,396
                                                             $202,846 $165,835


     The aggregate maturities of long-term debt for the five years subsequent to December 31, 1997, are as follows: 1998-$23,620,000; 1999-$15,223,000; 2000-$776,000; 2001-$22,461,000; 2002-$52,128,000.

     In January 1998, the company issued $37,000,000 of medium-term notes at interest rates between 6.20% and 6.74% and maturity dates ranging from January 15, 2008, to January 13, 2028.

     Interest paid in 1997, 1996 and 1995 approximated $24,000,000, $18,500,000 and $26,000,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $2,200,000 in 1997, $1,800,000 in 1996 and $1,900,000 in 1995 as a
     part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 5.7% in 1997, 5.5% in 1996 and 7.5% in 1995. The weighted-average interest rate on short-term debt during the year was 6.6% in 1997, 6.3% in 1996 and 8.4% in 1995.

     At December 31, 1997, the company had available $228,400,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks. The agreement, which expires in August 2002, bears interest based upon any one of three rates at the company's option-prime, London Interbank Offered Rate (LIBOR) or the adjusted certificate of deposit rate.

     The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $16,689,000, $14,580,000 and $14,673,000 in 1997, 1996 and 1995,
     respectively. At December 31, 1997, future minimum lease payments for noncancelable operating leases totaled $40,194,000 and are payable as follows: 1998-$12,521,000; 1999-$8,520,000; 2000-$5,532,000; 2001-
     $4,124,000; 2002-$3,237,000; and $6,260,000, thereafter.

     3.   FINANCIAL INSTRUMENTS

     As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 1997 and 1996, the company had forward exchange contracts, all having maturities of less than one year, in amounts of $20,596,000 and $24,171,000, respectively, which approximates their fair value. The forward exchange contracts were primarily entered into by the company's German subsidiary and exchanged deutsche marks for U.S. dollars and British pounds. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur or through depreciation expense.

     The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed rate debt, based on discounted cash flow analysis, was $177,000,000 and $170,000,000 at December 31, 1997 and 1996, respectively. The carrying value of this debt was $170,000,000 and $165,000,000.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    TIMKEN



     4.   RETIREMENT PLANS

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

     In arriving at the pension obligation and net periodic pension costs for the company's plans, the consulting actuary used certain assumptions as follows:

                                                1997       1996       1995
     Discount rate                               7.25%       7.5%      7.25%
     Future compensation assumption           3% to 4%   3% to 4%   3% to 4%
     Expected long-term return on plan assets    9.25%      9.25%      9.25%

     A summary of the components of net periodic pension cost for the defined benefit plans follows:

                                                 1997       1996       1995
     (Thousands of dollars)
     Service cost-benefits earned during
           the period                           $26,144    $27,319    $22,511
     Interest cost on projected benefit
           obligation                            88,683     84,195     80,272
     Actual return on plan assets              (178,580)  (110,773)  (178,085)
     Net amortization and deferral               98,696     40,569    112,521
       Total pension expense                    $34,943    $41,310    $37,219

     The following table sets forth the funded status and amounts recognized in the consolidated balance sheet at December 31, 1997 and 1996, for the company's defined benefit plans:

                                                              1997                  1996
                                                     Plans Where  Plans Where   Plans Where
                                                       Assets     Accumulated     Assets
                                                       Exceed       Benefits      Exceed
                                                     Accumulated     Exceed     Accumulated
                                                      Benefits       Assets       Benefits
     (Thousands of dollars)
     Actuarial present value of benefit obligations:
       Vested benefit obligation                     $(538,255)   $(471,354)    $(892,535)
       Accumulated benefit obligation                $(595,494)   $(568,536)  $(1,017,239)
       Projected benefit obligation                  $(680,004)   $(616,862)  $(1,145,852)
     Plan assets at fair value (1)                     685,817      522,030     1,099,576
     Projected benefit obligation
       (in excess of) or less than plan assets           5,813      (94,832)      (46,276)
     Unrecognized net (gain) loss                      (61,779)     (54,852)      (95,047)
     Prior service cost not yet recognized
       in net periodic pension cost                     23,143       88,552        81,927
     Unrecognized net asset at transition dates,
       net of amortization                             (10,870)      (1,675)      (15,896)
     Minimum pension liability                              -0-      (5,400)           -0-
     Net pension liability recognized
       in the balance sheet                           $(43,693)    $(68,207)     $(75,292)


     (1) Plans' assets are primarily invested in listed stocks and bonds and cash equivalents.

     The company also sponsors defined contribution retirement and savings plans covering substantially all associates in the United States. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 1997, the plans had net assets of $515,328,000, including 6,883,283 shares of Timken Company common stock. Company contributions to the plans, including performance sharing, amounted to $16,245,000 in 1997, $14,761,000 in 1996 and $12,968,000 in 1995.

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

     The postretirement benefit obligation and net periodic postretirement benefits cost were determined by application of the terms of the current medical and life insurance plans, including established deductibles, coinsurance and maximums, together with relevant actuarial assumptions. For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 8.5% declining gradually to 5% in 2004 and thereafter. The weighted-average discount rate used was 7.25% in 1997, 7.5% in 1996 and 7.25% in 1995.

     Net periodic postretirement benefits cost included the following components:

                                                  1997      1996     1995
     (Thousands of dollars)
     Service cost                                 $4,116    $4,332   $3,750
     Interest cost on accumulated
            postretirement benefits obligation    28,691    28,299   30,217
     Net amortization and deferral                (4,547)   (4,610)  (3,190)
     Net periodic postretirement benefits cost   $28,260   $28,021  $30,777

     The following table sets forth the components of the accumulated postretirement benefits obligation recognized in the balance sheet at December 31, 1997 and 1996:

                                                           1997        1996
     (Thousands of dollars)
     Accumulated postretirement benefits
           obligation:
       Retirees                                          $(260,590) $(253,234)
       Fully eligible active plan participants             (67,223)   (65,040)
       Other active plan participants                      (86,757)   (79,683)
                                                          (414,570)  (397,957)
     Unrecognized net gain                                  41,460     29,230
     Unrecognized prior service cost                       (45,506)   (49,778)
     Postretirement benefits obligation recognized
           in the balance sheet                          $(418,616) $(418,505)

     Increasing the assumed health care cost trend rate by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by approximately
     $37,800,000 and the net periodic postretirement benefits cost for 1997 by approximately $2,860,000.

     6.   CONTINGENCIES

     The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company's operations, cash flows or consolidated financial position.

    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                    TIMKEN

     7.   ACQUISITIONS

     During 1997, the company made the following acquisitions:

     - February 1997 -- Gnutti Carlo S.p.A., of Brescia, Italy, a manufacturer of medium-sized industrial bearings for primarily the European truck, railroad and industrial markets.

     - May 1997 -- Handpiece Headquarters, Inc., which repairs and rebuilds a variety of dental handpieces.

     - July 1997 -- The aerospace bearing operations of the Torrington Company Limited located in Wolverhampton, England.

     - December 1997 -- 70% of Rulmenti Grei S.A., a bearing manufacturer in Ploesti, Romania, which produces bearings used in industrial applications, including steel and aluminum rolling mills, paper mills, marine systems, and oil and gas systems.

     During 1996, the company completed the acquisitions of three companies (Ohio Alloy Steels, Inc., Houghton & Richards, Inc., and Sanderson Kayser Ltd.) that service, finish and distribute tool steel and operate as subsidiaries of Latrobe Steel Company. In April 1996, the company purchased a fourth company, FLT Prema Milmet S.A., a manufacturer of automotive, agricultural and industrial machinery bearings. Also, the company joined with Yantai Bearing Factory to form the Yantai Timken Company Limited joint venture in March 1996. The company holds a 60% interest in the joint venture, which provides tapered roller bearings to the Chinese automotive and agricultural markets.

     The total cost of these acquisitions amounted to $78,739,000 in 1997 and $85,459,000 in 1996. A portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The purchase allocation for Rulmenti Grei is preliminary, subject to obtaining asset appraisals. The fair value of the assets was $85,619,000 in 1997 and $68,709,000 in 1996, and the fair value of liabilities assumed was $20,075,000 in 1997 and $11,843,000 in 1996. The excess of the purchase price over the fair value of the net assets acquired has been allocated to the intangible asset, "costs in excess of net assets of acquired businesses." All of the acquisitions were accounted for as purchases. The company's consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

     8.   RESEARCH AND DEVELOPMENT

     Expenditures committed to research and development amounted to approximately $43,000,000 in 1997; $41,000,000 in 1996; and
     $35,000,000 in 1995. Such expenditures may fluctuate from year to year depending on special projects and needs.

     9.   EARNINGS PER SHARE

     On April 15, 1997, the company's Board of Directors approved a two-for-one stock split effected in the form of a stock dividend. As a result of this action, shareholders received on June 2, 1997, a stock dividend of one share of the company's common stock for each full share of common stock outstanding to holders of record on May 16, 1997. All references throughout this annual report to shares of common stock, per share and stock option data have been restated to reflect the two-for-one stock split.

     The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:

                                                            1997        1996        1995
     (Thousands of dollars, except per share data)
     Numerator:
     Net income for earnings per share and earnings per
       share - assuming dilution --
       income available to common shareholders            $  171,419  $  138,937  $  112,350
     Denominator:
     Denominator for earnings per share -- weighted-
       average shares                                     62,786,387  62,776,132  62,388,736
     Effect of dilutive securities:
     Stock options and awards -- based on the treasury
       stock method                                        1,017,747     733,570     601,274
     Denominator for earnings per share - assuming
       dilution -- adjusted weighted-average shares       63,804,134  63,509,702  62,990,010

     Earnings per share                                       $ 2.73      $ 2.21      $ 1.80

     Earnings per share - assuming dilution                   $ 2.69      $ 2.19      $ 1.78

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


  10.  STOCK COMPENSATION PLANS

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

  Pro forma information regarding net income and earnings per share is required by Financial Accounting Standard (FAS) No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods. The pro forma information for grants in 1997, 1996 and 1995 indicates a decrease in net income of $2,901,000 in 1997, $1,131,000 in 1996 and $320,000 in
  1995. Following is the pro forma information and the related assumptions under the Black-Scholes method:

                                                   1997      1996     1995
 (Thousands of dollars except per share data)

  Pro forma net income                         $168,518 $137,806  $112,030
  Earnings per share                              $2.68    $2.19     $1.80
  Earnings per share - assuming dilution          $2.64    $2.17     $1.78
  Assumptions:
   Risk-free interest rate                         6.90%    6.52%     7.13%
   Dividend yield                                  3.13%    3.33%     3.49%
   Expected stock volatility                       0.235    0.219     0.226
   Expected life - years                               8        8         8

  Under SFAS No. 123, the first year to recognize pro forma stock-based compensation expense was 1995. Based on the estimated life of the grants, 1997 was the first year to demonstrate the full effect on pro forma net income of amortizing compensation expense related to stock options.

  A summary of activity related to stock options for the above plan is as follows for the years ended December 31:

                                          1997                 1996                1995
                                              Weighted             Weighted            Weighted
                                              Average              Average             Average
                                              Exercise             Exercise            Exercise
                                    Options    Price    Options    Price    Options    Price
  Outstanding - beginning of year   3,091,994  $17.80   2,913,416  $16.52   2,810,386  $15.77
  Granted                             762,200   26.44     654,000   22.06     563,800   18.69
  Exercised                          (653,608)  16.41    (437,872)  15.56    (435,370)  14.49
  Canceled or expired                 (20,450)  18.77     (37,550)  18.12     (25,400)  16.85
  Outstanding - end of year         3,180,136  $20.15   3,091,994  $17.80   2,913,416  $16.52
  Options exercisable               1,617,355           1,782,044           1,695,116
  Reserved for future use           2,396,441           3,125,658             802,166

  Exercise prices for options outstanding as of December 31, 1997, range from $12.88 to $26.44 and the weighted-average remaining contractual life of these options is four years. The estimated weighted-average fair values of stock options granted during 1997, 1996 and 1995 were $7.58, $5.79 and $5.13, respectively. At December 31, 1997 a total of 236,350 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested.
  The company distributed 71,188 and 41,006 common shares in 1997 and 1996, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                   TIMKEN

     11.  INCOME TAXES

     The provision (credit) for income taxes consisted of the following:

                                  1997               1996               1995
                            Current  Deferred  Current  Deferred  Current  Deferred
     (Thousands of dollars)
     United Sates:
     Federal                $76,866  $(4,627)  $47,120  $20,596   $38,321  $14,104
     State and local         10,248     (294)    6,271    2,573     4,120    1,841
     Foreign                  9,623    3,357     9,715       47    10,993   (1,555)
                            $96,737  $(1,564)  $63,106  $23,216   $53,434  $14,390

     The company made income tax payments of approximately $93,486,000 in 1997, $54,100,000 in 1996 and $38,000,000 in 1995. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

     The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1997 and 1996 was as follows:

                                                           1997        1996
     (Thousands of dollars)
     Deferred tax assets:
       Accrued postretirement benefits cost                $155,888   $156,178
       Accrued pension cost                                  39,271     25,565
       Benefit accruals                                      21,126     22,803
       Foreign tax loss and credit carryforwards             12,702     10,734
       Other-net                                             19,932     23,016
       Valuation allowance                                  (12,702)   (10,734)
                                                            236,217    227,562
     Deferred tax liability-depreciation                   (167,541)  (168,907)
     Net deferred tax asset                                 $68,676    $58,655

     Following is the reconciliation between the provision for income taxes and the amount computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes:

                                                     1997     1996      1995
     (Thousands of dollars)

     Income tax at the statutory federal rate      $93,307   $78,841  $63,061
     Adjustments:
       State and local income taxes, net of
        federal tax benefit                          6,470     5,749    3,876
       Tax on foreign remittances                      -0-       944    1,363
       Research tax credit claims for prior years   (4,000)      -0-      -0-
       Other items                                    (604)      788     (476)
     Provision for income taxes                    $95,173   $86,322  $67,824
     Effective income tax rate                         36%       38%      38%

     12.  IMPAIRMENT AND RESTRUCTURING CHARGES

     In December 1993, the company initiated a restructuring program aimed at significantly increasing continuous improvement in its manufacturing plants worldwide. In addition, the company recorded certain charges for additional administrative streamlining and writing off impaired assets. In total, $48,000,000 was charged to operations in 1993; $31,000,000 relating to the restructuring program and $17,000,000 for impaired assets. The worldwide restructuring program was completed in 1997 and has improved productivity, increased manufacturing efficiencies and accelerated annual cost reductions. In 1993, a reserve was established for separation costs associated with the planned reduction of 865 plant associates and separation and relocation costs for 65 salaried administrative associates worldwide. In total, 451 plant associates and 56 administrative associates were laid off as a result of the program. During 1997, the company made cash expenditures totaling $1,989,000 relating to separation costs and reversed the remaining reserve of $1,629,000 into income to end the program as of December 31, 1997. Prior to 1997, the company expended cash of $18,144,000 relating to separation and relocation costs, recorded noncash charges of $3,336,000, and reversed $5,902,000 of the reserve into income.

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

     13.  SEGMENT INFORMATION

     The Timken Company is a worldwide leader in the manufacture of antifriction bearings and specialty steels, sold principally through its own sales organization following normal credit practices.

     Sales of the company's bearings are made predominantly to manufacturers in the automotive, machinery, railroad, aerospace and agricultural industries, and to service replacement markets. The company's tapered roller bearings are used in a wide variety of products including passenger cars, trucks, railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings, in the general ball and straight roller bearing segment, are used in aircraft, missile guidance systems, computer peripherals and medical instruments.

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

     Information by Industry (1)        Bearing        Steel     Consolidated
     (Thousands of dollars)
     1997
     Net sales                          $1,718,876     $898,686     $2,617,562
     Operating income                      163,280      126,049        289,329
     Assets employed at year-end         1,455,086      871,464      2,326,550
     Depreciation and amortization          76,625       57,806        134,431
     Capital expenditures                  122,350      107,582        229,932

     1996
     Net sales                          $1,598,040     $796,717     $2,394,757
     Operating income                      155,224      102,033        257,257
     Assets employed at year-end         1,287,509      783,829      2,071,338
     Depreciation and amortization          72,396       54,061        126,457
     Capital expenditures                  106,616       49,309        155,925

     1995
     Net sales                          $1,524,728     $705,776     $2,230,504
     Operating income                      136,233       73,983        210,216
     Assets employed at year-end         1,223,623      702,302      1,925,925
     Depreciation and amortization          69,539       53,870        123,409
     Capital expenditures                   91,676       39,512        131,188

  (1)Intersegment sales are accounted for at values based on market prices. Intersegment steel sales to the Bearing Business of $204,295,000 in 1997, $185,677,000 in 1996 and $214,808,000 in 1995 are eliminated on consolidation and are not included in the figures presented. Operating income relating to these sales is also eliminated.

                                                                       TIMKEN

                                           United               Other
     Information by Geographic Area (1)    States    Europe   Countries  Consolidated
     (Thousands of dollars)
     1997
     Net sales                           $2,077,822  $339,630  $200,110    $2,617,562
     Operating income                       245,025    22,947    21,357       289,329
     Income before income taxes             219,916    25,335    21,341       266,592
     Assets employed at year-end          1,841,181   372,612   112,757     2,326,550

     1996
     Net sales                           $1,885,347  $315,474  $193,936    $2,394,757
     Operating income                       219,423    17,250    20,584       257,257
     Income before income taxes             192,250    14,428    18,581       225,259
     Assets employed at year-end          1,683,742   276,521   111,075     2,071,338

     1995
     Net sales                           $1,742,286  $316,223  $171,995    $2,230,504
     Operating income                       178,408     7,623    24,185       210,216
     Income before income taxes             153,670     5,388    21,116       180,174
     Assets employed at year-end          1,597,708   243,721    84,496     1,925,925


     REPORT OF INDEPENDENT AUDITORS

     To the Board of Directors and Shareholders of The Timken Company

     We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



                                             ERNST & YOUNG LLP


                                             Canton, Ohio
                                             February 5, 1998

     SUMMARY OF OPERATIONS AND OTHER COMPARATIVE DATA

     (Thousands of dollars, except per share data)

                                   1997        1996         1995        1994
     Statements of Income
       Net sales:
         Bearing                 $1,718,876  $1,598,040  $1,524,728  $1,312,323
         Steel                      898,686     796,717     705,776     618,028
       Total net sales            2,617,562   2,394,757   2,230,504   1,930,351

       Cost of products sold      1,997,403   1,820,985   1,717,700   1,509,347
       Selling, administrative
        and general expenses        330,830     316,515     302,588     282,429
       Impairment and
        restructuring charges           -0-         -0-         -0-         -0-
       Operating income (loss)      289,329     257,257     210,216     138,575
       Earnings before
        interest and taxes (EBIT)   288,024     243,158     199,987     136,195
       Interest expense              21,432      17,899      19,813      24,872
       Income (loss) before
        income taxes                266,592     225,259     180,174     111,323
       Provisions for income
        taxes (credit)               95,173      86,322      67,824      42,859
       Income (loss) before
        cumulative effect of
        accounting changes          171,419     138,937     112,350      68,464
       Net income (loss)         $  171,419  $  138,937  $  112,350  $   68,464

     Balance Sheets
       Inventory                 $  445,853  $  419,507  $  367,889  $  332,304
       Current assets               855,171     793,633     710,258     657,180
       Working capital              275,607     265,685     247,895     178,556
       Property, plant and
        equipment (less
        depreciation)             1,220,516   1,094,329   1,039,382   1,030,451
       Total assets               2,326,550   2,071,338   1,925,925   1,858,734
       Total debt                   359,431     302,665     211,232     279,519
       Total liabilities          1,294,474   1,149,110   1,104,747   1,125,843
       Shareholders' equity      $1,032,076  $  922,228  $  821,178  $  732,891

     Other Comparative Data
       Net income (loss)/
        Total assets                   7.4%        6.7%        5.8%        3.7%
       Net income (loss)/
        Net sales                      6.5%        5.8%        5.0%        3.5%
       EBIT/Beginning invested
        capital(1)                    16.1%       15.2%       12.7%        9.1%
       Net cash provided by
        operating activities     $  311,983  $  186,411  $  224,012  $  146,674
       Inventory days (FIFO)          111.9       118.0       112.6       118.4
       Net sales per
        associate(2)             $    130.5  $    132.4  $    134.2  $    119.9
       Capital expenditures      $  229,932  $  155,925  $  131,188  $  119,656
       Depreciation and
        amortization             $  134,431  $  126,457  $  123,409  $  119,255
       Capital expenditures/
        Depreciation                 177.3%      127.0%      109.1%      102.6%
       Dividends per share       $     0.66  $     0.60  $    0.555  $     0.50
       Income (loss) before
        cumulative effect of
        accounting changes per
        share(3)                  $    2.73  $     2.21  $     1.80  $     1.11
       Debt to total capital          25.8%       24.7%       20.5%       27.6%
       Number of associates at
        year-end                     20,994      19,130      17,034      16,202
       Number of shareholders(4)     46,394      31,813      26,792      49,968

     (1)EBIT/Beginning invested capital, a type of return on asset ratio, is used internally to measure the company's performance. In broad terms, invested capital is total assets minus non-interest-bearing current liabilities.
     (2)Based on the average number of associates employed during the year.
     (3)Based on the average number of shares outstanding during the year and excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112.

                                                                        TIMKEN




        1993         1992        1991         1990(5)       1989        1988


      $1,153,987   $1,169,035  $1,128,972   $1,173,056  $1,042,122   $1,002,412
         554,774      473,275     518,453      527,955     490,840      551,731
       1,708,761    1,642,310   1,647,425    1,701,011   1,532,962    1,554,143

       1,366,164    1,296,511   1,309,893    1,284,232   1,157,125    1,178,839

         274,141      296,826     297,660      286,427     250,676      235,072

          48,000          -0-      41,000          -0-         -0-          -0-
          20,456       48,973      (1,128)     130,352     125,161      140,232

           8,700       42,091     (15,277)     125,155     113,710      132,745
          29,619       28,660      26,673       26,339      17,217       20,879

         (20,919)      13,431     (41,950)      98,816      96,493      111,866

          (3,250)       8,979      (6,263)      43,574      41,148       45,954


         (17,669)       4,452     (35,687)      55,242      55,345       65,912
      $ (271,932)      $4,452    $(35,687)  $   55,242  $   55,345   $   65,912


        $299,783   $  310,947  $  320,076   $  379,543  $  344,135   $  350,410
         586,384      556,017     562,496      657,865     608,224      619,456
         153,971      165,553     148,950      238,486     359,773      348,322


       1,024,664    1,049,004   1,058,872    1,025,565     932,828      941,121
       1,789,719    1,738,450   1,759,139    1,814,909   1,565,961    1,593,031
         276,476      320,515     273,104      266,392      80,647      182,341
       1,104,407      753,387     740,168      740,208     501,157      619,315
      $  685,312   $  985,063  $1,018,971   $1,074,701  $1,064,804   $  973,716



         (15.2)%         0.3%      (2.0)%         3.0%        3.5%         4.1%

         (15.9)%         0.3%      (2.2)%         3.2%        3.6%         4.2%

            0.5%         2.6%      (0.9)%         8.3%        7.6%         9.6%

      $  153,720  $   115,501  $  140,419   $  181,852  $  165,144   $  106,652
           122.8        138.3       140.5        163.2       167.5        161.0

      $    104.5  $      95.3  $     90.0   $     94.2  $     86.9   $     89.4
      $   92,940  $   139,096  $  144,678   $  120,090  $   91,536   $   78,943

      $  118,403  $   114,433  $  109,252   $  101,260  $   91,070   $   88,756

           80.2%       124.4%      135.6%       120.4%      100.5%        88.9%
      $     0.50  $      0.50  $     0.50   $      .49  $     0.46   $     0.35



      $   (0.29)  $      0.07  $   (0.60)  $      0.92  $     0.94   $     1.17
           28.7%        24.5%       21.1%        19.9%        7.0%        15.8%

          15,985       16,729      17,740       18,860      17,248       18,050
          28,767       31,395      26,048       25,090      22,445       21,184

     (4)Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans. The higher court for 1994 relates to shareholders in wrap accounts at brokers.
     (5)Includes MPB Corporation for seven months.

     APPENDIX TO EXHIBIT 13

     On page 1 of the printed document, three bar charts were shown that contain the following information:

     (1)  Net Sales ($ Millions)

          1993       1,709
          1994       1,930
          1995       2,230
          1996       2,395
          1997       2,618

     (2)  Total Annual Return To Shareholders

          1993       30.7%
          1994        7.8%
          1995       11.7%
          1996       23.1%
          1997       53.4%

     (3)  Productivity (Net Sales / Total Compensation)
          Index: 1993 = 100

          1993      100%
          1994      107%
          1995      113%
          1996      120%
          1997      126%

     On page 32 of the printed document, three pie chars were shown that contain the following information:

     (1)  The Timken Company Net Sales to Customers

          Bearings       66%
          Steel          34%

     (2)  The Timken Company Net Sales by Geographic Area

          United States  79%
          Europe         13%
          Other           8%

     (3)  The Steel Business Net Sales - Total

          Customers      81%
          Intersegment   19%

     On page 34 of the printed document, two bar charts were shown that contain the following information:

     (1) Total Net Sales (Billions of Dollars)
                             Bearing        Steel
         1988                 1.002         0.552
         1989                 1.042         0.491
         1990                 1.173         0.528
         1991                 1.129         0.518
         1992                 1.169         0.473
         1993                 1.154         0.555
         1994                 1.312         0.618
         1995                 1.525         0.706
         1996                 1.598         0.797
         1997                 1.719         0.899

     (2) Return on Net Sales (before cumulative effect of accounting changes):

                Operating
              Income (Loss)  Income(Loss)
         1988             9.0%           4.2%
         1989             8.2%           3.6%
         1990             7.7%           3.2%
         1991             -.1%          -2.2%
         1992             3.0%            .3%
         1993             1.2%          -1.0%
         1994             7.2%           3.5%
         1995             9.4%           5.0%
         1996            10.7%           5.8%
         1997            11.1%           6.5%

     On page 35 of the printed document, two bar charts were shown that contain the following information:

     (1) Earnings* and Dividends per Share (*before cumulative effect of accounting changes):

                             Earnings       Dividends
         1988                  1.17            0.350
         1989                  0.94            0.460
         1990                  0.92            0.490
         1991                 -0.60            0.500
         1992                  0.07            0.500
         1993                 -0.29            0.500
         1994                  1.11            0.500
         1995                  1.80            0.555
         1996                  2.21            0.600
         1997                  2.73            0.660

     (2) EBIT/Beginning Invested Capital
         1988                  9.6%
         1989                  7.6%
         1990                  8.3%
         1991                 -0.9%
         1992                  2.6%
         1993                  0.5%
         1994                  9.1%
         1995                 12.7%
         1996                 15.2%
         1997                 16.1%