Form 10-K, Exhibit 13
period 1998-12-31
TIMKEN CO
filed 1999-03-30
CIK 98362

EXHIBIT 13
     FINANCIAL SUMMARY
                                                      1998           1997
     (Thousands of dollars, except
       per share data)
     Net sales                                   $ 2,679,841    $ 2,617,562
     Income before income taxes                      185,350        266,592
     Provision for income taxes                       70,813         95,173
     Net income                                  $   114,537    $   171,419
     Earnings per share                              $  1.84        $  2.73
     Earnings per share - assuming dilution          $  1.82        $  2.69
     Dividends paid per share                        $  0.72        $  0.66

          In 1998, The Timken Company achieved record sales and the third highest earnings total in company history. Difficult market conditions and concerted actions to lower inventories, decrease employment costs and trim excess capacity combined to lower earnings.
          Weaker markets and unusual negative occurrences caused both the Bearings and Steel businesses to suffer lower-than-expected results.

     QUARTERLY FINANCIAL DATA

                                                                         Dividends
                       Net       Gross       Net    Earnings per Share(1)   per       Stock Prices
     1998             Sales      Profit     Income    Basic    Diluted     Share     High      Low
     (Thousands of dollars, except per share data)
     First Quarter $  707,381  $ 174,366  $ 49,136    $  .79    $  .78    $  .18  $ 35 5/8  $ 30 7/8
     Second Quarter   701,747    164,742    38,689       .62       .61       .18    41 15/16  30 1/4
     Third Quarter    616,848    119,973    13,573       .22       .22       .18    31 1/2    15 1/16
     Fourth Quarter   653,865    122,574    13,139       .21       .21       .18    20 1/4    13 5/8
                   $2,679,841  $ 581,655  $114,537    $ 1.84    $ 1.82    $  .72


     1997
     First Quarter $  640,584  $ 151,429  $ 41,066    $  .66    $  .64    $  .165 $ 27 5/8  $ 22 5/8
     Second Quarter   676,003    165,580    44,940       .72       .70       .165   36 3/4    25 7/8
     Third Quarter    629,900    140,602    37,790       .60       .59       .165   41 1/2    34
     Fourth Quarter   671,075    154,577    47,623       .76       .74       .165   40 1/2    31 1/16
                   $2,617,562  $ 612,188  $171,419    $ 2.73    $ 2.69    $  .660

     (1)Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

       MD&A SUMMARY                                           TIMKEN

            Despite a combination of difficult global market conditions and unusual negative occurrences, The Timken Company achieved its sixth straight year of increased sales. Earnings totaled $114.5 million - the third highest earnings in company history - but were down from a record $171.4 million in 1997. For the year, sales edged up 2.4% to $2.68 billion. In the second half of the year, the company faced a lengthy customer strike, significant plant startup costs and lower manufacturing levels. The company recorded $21.4 million of additional expenses for structural changes aimed at improving future profitability.
            In Bearings, North American markets for light and heavy trucks and for railroad remained strong. However, U.S. markets for certain industrial products weakened over the year and demand in Asia stayed at a low ebb. Steel was unable to completely offset the negative impact of weaker markets and other unusual negative occurrences.
            The company completed two acquisitions and announced targeted capital investments in plants where increased demand for certain products required additional capacity. In the first quarter, the company announced tentative plans to build a new steel tube mill that would include state-of-the-art piercing and finishing operations. Given current global macroeconomic conditions, the company has postponed the tube mill. In March, the new Advanced Package Bearings plant in Duston, England, began operation to provide complex bearings for the growing medium- and heavy-truck and trailer markets, as well as other industrial applications such as high-speed printing presses.
            The second quarter was a high-growth period for both Bearings and Steel. The company acquired the assets of Bearing Repair Specialists in South Bend, Indiana, in May. Now named Industrial Bearing Services, it signifies the company's commitment to further growth in bearing reconditioning services. Additional evidence of this commitment was the second quarter announcement to build a railroad bearing reconditioning facility in Benoni, South Africa, where the company has operated a bearing manufacturing plant since 1951.
            Growing demand for the advanced bearings produced at the Altavista Bearing Plant in Virginia for the light truck and sport utility vehicle markets prompted the plant's third expansion since it was built in 1991.
            In the third quarter, Alloy Steel dedicated its $55 million rolling mill investment at the Harrison Steel Plant in Canton, Ohio. Its computer-controlled processes are expected to provide quick payback as they reduce cycle times and inventory, improve product consistency and increase productivity.
            Also in the third quarter, the company took decisive actions to lessen the impact of sudden changes in the economic climate. Two manufacturing facilities announced their intent to shift focus to align operations with the changing market. Australian Timken is closing its bearing manufacturing operations and is refocusing resources to sales, service and distribution. Likewise, Timken South Africa will shift its manufacturing efforts away from automotive bearings toward the railroad market.
            In October, the company introduced the new Timken IsoClassTM brand of metric tapered roller bearings. This gives Timken access to 95% of the market for ISO tapered roller bearings which are about one half of today's total tapered roller bearing market.
            The company also took steps to integrate its acquisitions into the Timken organization with a new corporate naming system. For example, MPB Corporation is now Timken Aerospace & Super Precision Bearings, and Latrobe Steel Company is now Timken Latrobe Steel.
            The fourth quarter brought the company's second acquisition for the year. Desford Steel Tubes Ltd., a steel tube manufacturer in Leicester, England, was acquired in December. Now called Timken Desford Steel, the operation is expected to generate significant sales without requiring major additional capital investment and offers an excellent base from which to grow the steel business in Europe.


       FORWARD-LOOKING STATEMENTS

            The statements set forth in this annual report that are not historical in nature are forward-looking statements. This is particularly true of the statements made in the Corporate Profile on pages 6 and 7. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:
       a) changes in world economic conditions. This includes, but is not limited to, the potential instability of governments and legal systems in countries in which the company conducts business, significant changes in currency valuations, the implementation of the Euro, and the effects of year 2000 compliance.
       b) changes in customer demand on sales and product mix. This includes the effect of customer strikes and the impact of changes in industrial business cycles.
       c) competitive factors, including changes in market penetration and the introduction of new products by existing and new competitors.
       d) changes in operating costs. This includes the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy.
       e) the success of the company's operating plans, including its ability to achieve the benefits from its ongoing continuous improvement and rationalization programs; its ability, along with that of customers, suppliers and governments to update computer systems to be year 2000 compliant; its ability to integrate acquisitions into company operations; the ability of recently acquired companies to achieve satisfactory operating results and the company's ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business.
       f) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to product warranty and environmental issues.
       g) changes in worldwide financial markets to the extent they affect the company's ability or costs to raise capital, have an impact on the overall performance of the company's pension fund investments and cause changes in the economy which affect customer demand.

Consolidated Statement of Income


                                           Year Ended December 31
                                       1998          1997         1996
(Thousands of dollars, except per
 share data)

Net sales                          $2,679,841   $2,617,562    $2,394,757
Cost of products sold               2,098,186    2,005,374     1,828,394
     Gross Profit                     581,655      612,188       566,363

Selling, administrative and general
 expenses                             356,672      332,419       319,458
     Operating Income                 224,983      279,769       246,905

Interest expense                      (26,502)     (21,432)      (17,899)
Other income (expense)                (13,131)       8,255        (3,747)
     Income Before Income Taxes       185,350      266,592       225,259
Provision for income taxes             70,813       95,173        86,322
     Net Income                    $  114,537   $  171,419    $  138,937

     Earnings Per Share               $  1.84       $ 2.73       $  2.21
     Earnings Per Share-assuming
      dilution                        $  1.82       $ 2.69       $  2.19

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


       MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF INCOME

       1998 compared to 1997
            Net sales for 1998 were a record $2.680 billion, an increase of 2.4% above the $2.618 billion reported for 1997. Sales in North American automotive and rail markets remained strong throughout the year. Also contributing to the increase were sales gains in Europe along with sales by the company's most recent acquisitions. Sales softened in the U.S. industrial, agricultural, mining and oil well drilling markets during the year as a result of the spreading global economic decline. Asia Pacific markets, which represent less than 5% of the company's total direct sales, also weakened significantly due to the severe economic problems there.
            Gross profit was $581.7 million (21.7% of net sales), down 5% from 1997's gross profit of $612.2 million (23.4% of net sales). Unusual occurrences in 1998 in the company's steel operations, unexpected near-term order reductions, and lower manufacturing levels aimed at controlling inventory levels reduced the year's gross profit. In response to this decline in demand, the company reduced its workforce by more than 400 associates in its manufacturing operations during the last half of the year. Current year gross profit also reflects expense of $15.4 million related to initiatives and structural changes in its bearing and steel businesses aimed at reducing costs and improving profitability in 1999. Approximately half of this expense relates to workforce reductions planned for early 1999 and the remainder relates to impaired equipment. In 1998, expense for performance-based pay programs was lower by $7.1 million as a result of the company's lower performance levels.
            Consistent with the drop in gross profit, operating income decreased to $225 million in 1998 compared to $279.8 million in 1997. Selling, administrative and general expenses were $356.7 million (13.3% of net sales) in 1998 compared to $332.4 million (12.7% of net sales) in 1997. Administrative expenses were higher in 1998 to support the company's strong growth plans and to cover expenses incurred at newly acquired subsidiaries that were not in the prior year. In addition, the company recorded $6 million of expense in the fourth quarter, $4 million of which related primarily to severance costs for administrative salaried positions that will be eliminated by December 31, 1999, as a result of cost-reduction initiatives and structural changes. The company also wrote off $2 million of costs associated with abandoned potential business investment opportunities. In 1998, administrative performance-based pay was $14.3 million lower due to the company's lower profitability.
            Other expense increased in 1998 compared to 1997 and includes $7.4 million of expense for the disposal of certain fixed assets related to a company-initiated internal fixed asset review conducted approximately every five years. Other income in 1997 included a gain on the sale of property in the United Kingdom.
            Taxes represent 38.2% of income before taxes. The provision for income taxes for 1997 included a credit relating to claims for prior years' research and development credits of $4 million, or $.06 per share. The effective income tax rate for 1997 exclusive of this item was 37.2%.
            The company is moving quickly to implement a range of aggressive actions in Bearings and Steel to improve profitability and competitiveness and to produce ongoing returns for its shareholders. As noted above, the company recorded $21.4 million of expense in the fourth quarter of 1998 related to these actions, which will result in eliminating approximately 265 salaried and 250 operative positions by the end of 1999. The company expects savings will offset the expense within about 18 months.
            In September, the company announced that Australian Timken would be closing its bearing manufacturing operation in Ballarat. The plant closure is expected to be completed by the end of the first quarter of 1999 and accounts for 170 of the job reductions noted above. The distribution warehouse in Ballarat, as well as remanufacturing operations and sales offices located in five cities around the country, will continue to operate as integral parts of the company. In December 1998, the company completed the closure of manufacturing lines for automotive product at its South African plant that will now focus primarily on railroad products. Closure of the automotive lines made 26 positions redundant. In October, Timken announced its

                                                                   TIMKEN

       intent to rationalize certain operations between its bearing plants in the United Kingdom and France. In Brazil, the company is taking action to reduce its raw material and machining costs. The company anticipates that the majority of the equipment disposals resulting from the closure of the aforementioned operations will be scrapped. Subsequently, the company's annual depreciation expense will be reduced by $0.4 million. In addition to the above manufacturing-related initiatives, the company increased administrative efficiency through new software systems and focused continuous improvement efforts.
            In Bearings, net sales increased by 4.6% from $1.719 billion in 1997 to $1.798 billion in 1998. Sales to North American locomotive and freight car markets remained strong during the year, reflecting an increase of more than 22% over 1997's sales. North American automotive sales increased by more than 9% due primarily to higher light truck and sport utility vehicle demand. The General Motors strike reduced bearing automotive sales in 1998 by more than $10 million. Sales in North American industrial markets in 1998, both original equipment and aftermarket, were slightly higher than 1997. However, the strength seen in the first half of the year was offset by declining markets in the last half as original equipment customers in agriculture, mining, oil drilling and heavy construction cut back on their schedules due to the economic decline in Asia and other parts of the world. In the aftermarket, distributors' high inventory levels and reduced manufacturing activity by their customers also hurt sales in the last half of the year. Sales in Europe were higher in 1998 boosted by a 16% increase in automotive sales; however, markets there showed signs of slowing in the fourth quarter. The strength of the British pound slowed exports from the United Kingdom. Markets in Latin America started the year strong but began to weaken in mid-year due to the influence of economic difficulties in Brazil and Asia. Asia Pacific sales were down by more than 22% in 1998 compared to 1997. Asia Pacific markets continued to weaken during the year; however, there are signs that the bottom of Asia's deep recession may have been reached as sales in those markets have shown modest increases in recent months. Sales from companies acquired since the beginning of 1997 added approximately $18.5 million to the year's increase.
            Bearings' earnings before interest and income taxes (EBIT) in 1998 decreased by 19.5% to $133.3 million from $165.5 million in 1997. Mix deterioration associated with growth in sales of lower margin automotive and rail products detracted from 1998's profits. Temporary plant shutdowns aimed at reducing inventory levels contributed to about $6 million of higher manufacturing costs and resulted in the layoff of about 300 associates. Lower bearing sales in Asia Pacific markets also hurt EBIT for the year. In addition, EBIT was reduced by approximately $19 million as a result of expenses recorded in the fourth quarter related to the actions and initiatives described above to improve global competitiveness and reduce costs in coming years. As a result, approximately 190 salaried and 250 operative positions have been identified for elimination by the end of 1999 due to structural changes. Bearings' EBIT in 1998 also reflected lower expense of $11.8 million related to the reduction in the amount previously reserved for performance-based pay. In 1997, Bearings' EBIT included a gain on the sale of property in the United Kingdom.
            Steel's net sales totaled $882.1 million, down 1.8% from $898.7 million in 1997. Demand remained strong in the bearing and automotive segments throughout most of the year, with sales increases of 18% and 6%, respectively. The General Motors strike, which lingered into the early part of the third quarter, lowered automotive sales by about $5 million. Industrial sales were down by about 8% compared to 1997 levels as markets began to weaken in the last half of the year. Steel also continued to experience weakness in oil country and service center markets during the year, causing a reduction in sales of about $32 million compared to 1997. Late in August, service center distributors began to reduce excessive inventories. Inventories remain high and the company anticipates that correction of service center inventories will occur by mid-1999 when that business is expected to regain normal strength.
            Steel's EBIT in 1998 was $73.8 million compared to $121.2 million last year. In addition to the effect of lower sales volume, the Steel business experienced spikes in electricity costs during the summer months along with higher labor, maintenance and tooling costs. EBIT was also lower due to a combination of unusual events. In July, Steel experienced a transformer malfunction that halted melting operations at its Faircrest plant for seventeen days. As a result, the company's melting capacity was reduced by about 10% in the quarter. The impact of the equipment failure was minimized by moving up maintenance shutdowns scheduled later in the year and by aggressively reducing in-process inventory. The General Motors strike along with impaired asset and additional planned startup costs related to the new Harrison Steel Plant rolling mill also affected EBIT. Actions taken to curtail operations in the third and fourth quarters in response to short-term inventory corrections by customers reduced EBIT by about $12 million. Steel has proceeded to lay off about 110 associates due to the volume decline. At year-end, the company's steel plants were operating at about 70% of 1997's year-end levels. In addition, EBIT for 1998 was $2.3 million lower as a result of expense recorded in the fourth quarter for actions and cost reduction initiatives described above. It is expected that these initiatives will result in eliminating about 75 salaried positions by the end of 1999. Higher expenses were offset in part by lower raw material and natural gas costs. In addition, EBIT was positively impacted by a $9.6 million reduction in the amount previously reserved for performance-based pay and a payment received in settlement of a price-fixing lawsuit filed against electrode suppliers. Steel already has begun to realize cost improvements from its new Harrison Steel Plant rolling mill dedicated in August 1998. At full capacity, the company expects Harrison's rolled bar production costs to be reduced by $30 per ton in 1999.

       1997 compared to 1996
            Net sales increased in 1997 by 9.3% to $2.618 billion. Sales were stronger in North American automotive, industrial and super precision bearing markets, and in the specialty alloy steel and steel components markets. Higher sales in Europe and Latin America and sales by the company's recently acquired businesses contributed to the year-to-year increase. Sales in Asia Pacific markets weakened significantly toward year-end due to the severe economic problems in that area. Gross profit for 1997 increased to $612.2 million (23.4% of net sales), an 8.1% increase over 1996's gross profit of $566.4 million (23.7% of net sales). Higher sales volume and cost improvements related to the company's ongoing continuous improvement initiatives contributed to this growth.
       Costs associated with bringing products manufactured by new acquisitions to Timken quality and technological standards, and higher product costs, some associated with the exceptional levels of customer demand, caused gross profit margins to decline slightly in 1997. Operating income increased to $279.8 million in 1997, up from $246.9 million in 1996. The company was successful in reducing further its selling, administrative, and general expenses as a percent of sales, which were $332.4 million (12.7% of net sales) in 1997 compared to $319.5 million (13.3% of net sales) in 1996. In addition to expenses required to support the increased level of sales volume, the higher dollar figure resulted in part from the continued phase-in of the company's pay-for-performance plan for salaried associates, recent acquisitions and higher research expenditures.

Consolidated Balance Sheet

                                                      December 31
                                                   1998          1997
(Thousands of dollars)

ASSETS
Current Assets
  Cash and cash equivalents                     $      320    $    9,824
  Accounts receivable, less allowances:
    1998-$7,949; 1997-$7,003                       350,483       357,423
  Deferred income taxes                             42,288        42,071
  Inventories:
    Manufacturing supplies                          43,899        36,448
    Work in process and raw materials              229,397       264,784
    Finished products                              183,950       144,621
      Total Inventories                            457,246       445,853
      Total Current Assets                         850,337       855,171

Property, Plant and Equipment
  Land and buildings                               464,259       420,322
  Machinery and equipment                        2,324,872     2,257,464
                                                 2,789,131     2,677,786
  Less allowances for depreciation               1,439,592     1,457,270
      Property, Plant and Equipment-Net          1,349,539     1,220,516

Other Assets
  Costs in excess of net assets of acquired
    businesses, net of amortization,
    1998-$28,936; 1997-$23,448                     150,140       139,409
  Deferred income taxes                             20,409        26,605
  Miscellaneous receivables and other assets        52,520        60,161
  Deferred charges and prepaid expenses             27,086        24,688
      Total Other Assets                           250,155       250,863
Total Assets                                    $2,450,031    $2,326,550



       MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

            Maintaining strong credit ratings has been an important objective for the company since public debt was first issued in 1975. The company has maintained an "A" rating on its long-term debt by two rating agencies.
            Total assets increased by $123.5 million from December 31, 1997. The increase resulted primarily from the company's December 1998 acquisition of Desford Steel Tubes, Ltd. in Leicester, England, and additional investments in property, plant and equipment. The company was successful in reducing inventories in both Bearings and Steel as the number of days' supply in inventory decreased to 109 days at December 31, 1998, compared to 120 days at September 30, 1998, and 112 days at the previous year-end. The number of days' sales in receivables at December 31, 1998, was basically unchanged from the year-end 1997 level. The company is focused on improving cash flow by effectively managing working capital usage, especially through more effective inventory utilization.
            The company uses the LIFO method of accounting for about 80% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.
            Other assets remained basically unchanged from 1997.  The
       $10.7 million increase in "costs in excess of net assets

                                                                 TIMKEN


                                                        December 31
                                                    1998          1997
(Thousands of dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Commercial paper                           $    29,873    $    71,566
  Short-term debt                                 96,720         61,399
  Accounts payable and other liabilities         221,823        253,033
  Salaries, wages and benefits                   106,999        134,390
  Income taxes                                    17,289         22,953
  Current portion of long-term debt               17,719         23,620
     Total Current Liabilities                   490,423        566,961

Non-Current Liabilities
  Long-term debt                                 325,086        202,846
  Accrued pension cost                           149,366        103,061
  Accrued postretirement benefits cost           390,804        389,749
  Other non-current liabilities                   38,271         31,857
     Total Non-Current Liabilities               903,527        727,513

Shareholders' Equity
  Class I and II Serial Preferred Stock without
   par value: Authorized-10,000,000 shares each
   class, none issued                                -0-            -0-
Common stock without par value:
  Authorized-200,000,000 shares
  Issued (including shares in treasury)
   63,082,626 shares
  Stated capital                                  53,064         53,064
  Other paid-in capital                          261,156        273,873
Earnings invested in the business                818,794        749,033
Accumulated other comprehensive income           (49,716)       (38,026)
Treasury shares at cost
 (1998-1,234,462 shares; 1997-202,627 shares)    (27,217)        (5,868)
     Total Shareholders' Equity                1,056,081      1,032,076
Total Liabilities and Shareholders' Equity   $ 2,450,031    $ 2,326,550

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

       of acquired businesses" relates directly to recent business acquisitions.
            Accrued pension liabilities were higher at December 31, 1998, as required company contributions into its pension funds were lower.
            The 30.8% debt-to-total-capital ratio was higher than the 25.8% at year-end 1997. Debt increased by $110 million, from $359.4 million at year-end 1997 to $469.4 million at December 31, 1998. The increase in debt was utilized primarily to fund new acquisitions and to purchase shares under the 1996 and 1998 common stock purchase plans.
            In 1998, the company issued $137 million of medium-term notes with effective interest rates between 6.20% and 6.92%, maturing from January 15, 2008, to May 8, 2028. The company completed its
       $250 million debt registration filed in 1990 with the Securities and Exchange Commission (SEC). Another shelf registration for
       $300 million of debt securities was filed in the first quarter of 1998 and declared effective by the SEC in April.

Consolidated Statement of Cash Flows



                                                   Year Ended December 31
                                                 1998       1997        1996
(Thousands of dollars)
CASH PROVIDED (USED)

Operating Activities
  Net income                                 $ 114,537   $ 171,419   $ 138,937
  Adjustments to reconcile net income to
   net cash provided by operating
   activities:
     Depreciation and amortization             139,833     134,431     126,457
     Deferred income tax provision (credit)      6,935      (1,564)     23,216
     Common stock issued in lieu of cash to
      benefit plans                             46,396      20,452       4,862
     Changes in operating assets and
      liabilities:
       Accounts receivable                      13,037     (48,584)    (18,348)
       Inventories                               2,478     (25,758)    (24,916)
       Other assets                             (5,046)     (4,298)       (482)
       Accounts payable and accrued
        expenses                               (27,223)     66,357     (63,100)
       Foreign currency translation
        (gain) loss                                919        (472)       (215)
       Net Cash Provided by Operating
        Activities                             291,866     311,983     186,411

Investing Activities
  Purchases of property, plant and
   equipment-net                              (237,835)   (233,392)   (150,728)
  Acquisitions                                 (41,667)    (78,739)    (85,459)
       Net Cash Used by Investing
        Activities                            (279,502)   (312,131)   (236,187)

Financing Activities
  Cash dividends paid to shareholders          (44,776)    (38,714)    (30,244)
  Purchases of treasury shares                 (80,462)    (18,083)    (13,786)
  Proceeds from issuance of long-term
   debt                                        139,666      60,453      45,000
  Payments on long-term debt                   (23,333)    (30,217)       (288)
  Short-term debt activity-net                 (12,918)     32,485      47,461
       Net Cash Provided (Used) by
        Financing Activities                   (21,823)      5,924      48,143
Effect of exchange rate changes on cash            (45)     (1,294)       (287)
       Increase (Decrease) In Cash and
        Cash Equivalents                        (9,504)      4,482      (1,920)
Cash and cash equivalents at beginning
  of year                                        9,824       5,342       7,262
       Cash and Cash Equivalents at
        End of Year                          $     320   $   9,824   $   5,342

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


       MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

       1998 compared to 1997
            Net cash provided by operating activities in 1998 was $291.9 million, the second highest in company history, compared to the record $312 million in 1997. The cash generated from income in 1998 was more than sufficient to cover working capital, pay dividends, pay interest and fund purchases of property, plant and equipment. Accounts receivable decreased slightly and generated
       $13 million of cash. Inventories decreased by $2.5 million during 1998 compared to a $25.8 million increase in 1997. Cash decreased as a result of a $27.2 million reduction in accounts payable and accrued expenses that was related primarily to the lower level of activity during the last half of the year.
            "Purchases of property, plant and equipment-net" during the twelve months ended December 31, 1998, was $237.8 million compared to $233.4 million one year earlier. The company also invested
       $41.7 million in new acquisitions compared to $78.7 million in 1997. The company continues to invest in activities consistent with its strategies to achieve industry leadership positions. Further capital investments in technologies within plants throughout the world and new acquisitions provide the opportunity to improve competitiveness and meet the needs of the company's growing base of customers. The company obtained funds during the year through the issuance of debt as cash was needed to finance new acquisitions, and to repurchase shares of the company's stock under the 1996 and 1998 common stock purchase plans. The company completed the purchase of 2 million shares authorized under the 1996 common stock purchase plan and acquired 1.8 million of the 4 million shares authorized under the 1998 plan. The company expects that cash generated from operating activities during 1999 will be sufficient to cover working capital, pay dividends, fund debt service requirements and fund currently planned capital expenditures. Any further cash needs that exceed cash generated from operations, such as those that may be required for potential future acquisitions, could be met by short-term borrowing and issuance of medium-term notes.

       1997 compared to 1996
            Net cash provided by operating activities was $312 million in 1997, compared to $186.4 million in 1996. The cash generated from income in 1997 was more than sufficient to cover the additional cash required for working capital. Accounts

                                                                   TIMKEN

       receivable and inventories increased during 1997 by $48.6 million and $25.8 million, respectively, primarily as a result of higher sales and production activity. The $66.4 million cash provided by higher accounts payable and accrued expenses also related primarily to the higher activity level and recent acquisitions. In 1996, the $63.1 million cash outflow resulted primarily from the contribution of additional funds to the company's pension plans. "Purchases of property, plant and equipment-net" was $233.4 million compared to $150.7 million in 1996. The company also invested
       $78.7 million in new acquisitions compared to $85.5 million in 1996. Debt increased in 1997. Cash was needed to fund additional investments in property, plant and equipment, finance acquisitions and to buy back shares of the company's stock.


       MANAGEMENT'S DISCUSSION AND ANALYSIS OF OTHER INFORMATION

            Based on the Brazilian three-year cumulative inflation rate being below 100% and the company's evaluation of the Brazilian economy, the company began in January 1998 to consider Brazil a non-hyperinflated economy. The initial adjustment of $6 million to revalue Brazilian assets at current exchange rates was reflected as a reduction of other comprehensive income in the first quarter of 1998. Prospectively, exchange gains or losses on the conversion of net assets also will be reflected in other comprehensive income.
       At the present time, the company does not believe the devaluation of the Brazilian real that occurred in January 1999 will have a significant impact on the company's results of operations for the year. Because of the trading relationship between the company and its Mexican subsidiary, the functional currency used for Mexico is the U.S. dollar. Accordingly, the evaluation of the economy in Mexico as hyperinflated does not impact the company's accounting for this subsidiary. The company's Romanian subsidiary, acquired in December 1997, is considered to be operating in a highly inflationary economy; therefore, foreign currency gains and losses resulting from transactions and the translation of financial statements are included in the results of operations.
            The Timken Company has approached year 2000 compliance using a defined methodology that includes inventory and assessment, remediation, test, integration, implementation and contingency plan components. Begun in 1996, this program encompasses Timken worldwide business systems and operations, manufacturing and distribution systems, technical architecture, end-user computing and the company's supplier and customer base. Additionally, the company's corporate information systems department has instituted a corporate level reporting and tracking process that monitors all Timken year 2000 project efforts worldwide. Critical business computer information technology (IT) systems were year 2000 ready as of January 1999. Current project plans call for Timken to have all of its critical non-IT manufacturing and personal end-user systems year 2000 ready and implemented in the second quarter of 1999.
       Testing on all systems will continue throughout 1999. Although the company plans to meet these projected completion dates, it can provide no assurances that all of its year 2000 efforts will be successful.
            The company expects that the total costs associated with its year 2000 conversion efforts will not have a material effect on its financial position, results of operations or cash flows. Between
       1996 and 1999, overall costs of the year 2000 project, including internal and external resources as well as hardware and software, are expected to approximate $15 million. As of December 1998, the company spent $9.3 million in support of these efforts. Its year
       2000 efforts have had minimal impact on its other information technology programs.
            The company's financial results are also dependent on the ability of customers, suppliers and governments to become year 2000 compliant. The company is making concerted efforts to understand the year 2000 status of its customers and third parties including, without limitation, electric utilities, water utilities, communications carriers, transportation providers, governmental entities, vendors and other general service suppliers. The company has implemented a structured plan to communicate and evaluate year
       2000 compliance of its customers and suppliers. This plan includes surveys, audits, meetings and other applicable methods. These efforts are to minimize any potential year 2000 compliance impact; however, it is not possible to guarantee compliance.
            The company is currently in the process of developing financial and operating contingency plans and will be finalizing such plans during the first half of 1999. Failure of the company or any third party with whom the company has a material relationship to achieve year 2000 compliance could have a material adverse effect on the company's business, financial condition or results of operations or involve safety risk.
            The company's earnings are affected by changes in short-term interest rates related to three separate funding sources. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowing at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an interest expense increase of $1.7 million with the corresponding decrease of income before taxes of the same amount. This amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.
            The company's earnings are also affected by fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominantly in European countries. The greatest risk relates to product shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intercompany transactions. In addition, hedges are used to cover third party purchases of product and equipment. As of December 31, 1998, there were $21.6 million of hedges in place. A uniform weakening of the dollar of 10% against all currencies would result in a shortfall of $1.6 million on these hedges. In addition to the direct impact on the hedged amounts, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive.
            The company continues to protect the environment and comply with environmental protection laws. The company has invested in pollution control equipment and updated plant operational practices.
       In 1998, the company received the Governor's Award for waste reduction from the state of North Carolina. This makes the third such state award the company has received for pollution prevention in the past two years. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws as well as to standards that have been established for all units worldwide.
            It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National
       Ambient Air Quality Standards for fine particulate and ozone.

Consolidated Statement of Shareholders' Equity

                                                 Common Stock     Earnings   Accumulated
                                                        Other     Invested      Other
                                              Stated   Paid-In     in the   Comprehensive  Treasury
                                     Total    Capital  Capital    Business     Income       Stock
(Thousands of dollars)
Year Ended December 31, 1996
  Balance at January 1, 1996     $  821,178   $53,064  $264,567   $517,802  $ (14,079)    $   (176)
  Net income                        138,937                        138,937
  Foreign currency translation
   adjustments (net of income
   tax of $958)                       1,280                                     1,280
  Total comprehensive income        140,217
  Dividends-$0.60 per share         (37,678)                       (37,678)
  Issuance of 341,788 shares(1)       6,273               6,273
  Purchase of 724,600 shares
   for treasury                     (13,786)                                               (13,786)
  Issuance of 329,976 shares
   from treasury(1)                   6,024                                                  6,024
  Balance at December 31, 1996      922,228    53,064   270,840    619,061    (12,799)      (7,938)

Year Ended December 31, 1997
  Net income                        171,419                        171,419
  Foreign currency translation
   adjustments (net of income
   tax of $3,401)                   (22,516)                                  (22,516)
  Minimum pension liability
   adjustment (net of income
   tax of $1,589)                    (2,711)                                   (2,711)
  Total comprehensive income        146,192
  Dividends-$0.66 per share         (41,447)                       (41,447)
  Issuance of 32,224 shares(1)        3,033               3,033
  Purchase of 697,100 shares
   for treasury                     (18,083)                                               (18,083)
  Issuance of 897,985 shares
   from treasury(1)                  20,153                                                 20,153
  Balance at December 31, 1997    1,032,076    53,064   273,873    749,033    (38,026)      (5,868)

Year Ended December 31, 1998
  Net income                        114,537                        114,537
  Foreign currency translation
   adjustments (net of income
   tax of $1,315)                    (8,096)                                   (8,096)
  Minimum pension liability
   adjustment (net of income
   tax of $2,106)                    (3,594)                                   (3,594)
  Total comprehensive income        102,847
  Dividends-$0.72 per share         (44,776)                       (44,776)
  Purchase of 3,012,900 shares
   for treasury                     (80,462)                                               (80,462)
  Issuance of 1,981,065 shares
   from treasury(1)                  46,393             (12,717)                            59,113
  Balance at December 31, 1998   $1,056,081   $53,064  $261,156   $818,794  $ (49,716)    $(27,217)

(1)Share activity was in conjunction with stock options and various benefit and dividend reinvestment plans. In 1998, the majority of shares issued from treasury related to the exercise of stock options. See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.

       Management's Discussion and Analysis of Other Information
       (Continued)

            The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRP's) by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's operations, cash flows or consolidated financial position.
            The Timken Aerospace & Super Precision Bearings subsidiary has two environmental projects at its manufacturing locations in New Hampshire. The company has provided for the costs of these projects, which to date have been $3.7 million. A portion of these costs is being recovered from a former owner of the property.
       Future operating and maintenance costs are expected to be $1.5 million.
            The company continued work in 1998 on environmental projects at its locations in Canton and Columbus, Ohio. Costs for these two projects are estimated at about $2.1 million. Remediation system upgrades became operational in August 1998 at the Columbus, Ohio, plant.

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

Inventories: Inventories are valued at the lower of cost or market, principally by the last-in, first-out (LIFO) method.
If all inventories had been valued at current costs, inventories would have been $167,466,000 and $162,709,000 greater at December 31, 1998 and 1997, respectively.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation.
Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed on a quarterly basis for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows. In addition, the company assesses long-lived assets for impairment under Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets to Be Disposed Of." Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. No reduction of goodwill for impairment was necessary in 1998 or in previous years.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $68,000,000 at December 31, 1998. Accordingly, U.S. income taxes have not been provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings
- if distributed in the future - is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive income. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded a foreign currency exchange loss of $1,332,000 in 1998, gain of $731,000 in 1997 and loss of $1,358,000 in 1996.

Comprehensive Income: Accumulated other comprehensive income at December 31, 1998, consists of $43,411,000 relating to foreign currency translation adjustments and $6,305,000 relating to minimum pension liability adjustments compared to $35,315,000 and $2,711,000, respectively, at December 31, 1997. Accumulated other comprehensive income in 1996 consisted entirely of foreign currency translation adjustments.

Earnings Per Share: Earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments:  In June 1998, the FASB issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging
Activities," which is required to be adopted in the year
2000. Because of the company's minimal use of derivatives, management anticipates that the adoption of the new
Statement will not have a significant effect on earnings or the financial position of the company.

Reclassifications: Certain amounts reported in the 1997 financial statements have been reclassified to conform to the 1998 presentation.

Notes to Consolidated Financial Statements



2. Acquisitions

During 1998, the company made the following acquisitions:

* May 1998 - Bearing Repair Specialists, an industrial bearing repair business in South Bend, Indiana, that reconditions or modifies a wide variety of bearing types for industrial customers in the United States and Canada.

* December 1998 - Desford Steel Tubes Ltd. of Leicester, England, a manufacturer of seamless mechanical tubing of the consistent quality necessary for bearing, automotive, off-highway and defense applications.

In 1997, the company completed the acquisition of Handpiece Headquarters, Inc. and the aerospace bearing operations of the Torrington Company Limited. These operate as subsidiaries under Timken Aerospace & Super Precision Bearings. In February 1997, the company purchased a third company, Gnutti Carlo S.p.A., a manufacturer of medium-sized industrial bearings. Also, the company acquired in December 1997 a 70% interest in Rulmenti Grei S.A. to form Timken Romania, which produces bearings used in industrial applications.

During 1996, the company completed the acquisitions of three companies (Ohio Alloy Steels, Inc., Houghton & Richards, Inc., and Sanderson Kayser Ltd.) that service, finish and distribute tool steel and operate as subsidiaries of Timken Latrobe Steel. In April 1996, the company purchased a fourth company, FLT Prema Milmet S.A., a manufacturer of automotive, agricultural and industrial machinery bearings. Also, the company joined with Yantai Bearing Factory to form the Yantai Timken Company Limited joint venture in March 1996. The company holds a 60% interest in the joint venture, which provides tapered roller bearings to the Chinese automotive and agricultural markets.

The total cost of these acquisitions amounted to $41,667,000 in 1998; $78,739,000 in 1997; and $85,459,000 in 1996. A
portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of the assets was $50,115,000 in 1998; $85,619,000 in 1997; and $68,709,000
in 1996; the fair value of liabilities assumed was $13,026,000 in 1998; $20,075,000 in 1997; and $11,843,000 in
1996. The purchase allocation for Desford Steel Tubes is preliminary, subject to obtaining asset appraisals. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The finalization of the purchase price allocation for Timken Romania in 1998 caused goodwill to increase by $11,020,000. All of the acquisitions were accounted for as purchases.
The company's consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.



3. Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended
December 31:

                                             1998        1997         1996
(Thousands of dollars, except per
 share data)
Numerator:
  Net income for earnings per share and
  earnings per share - assuming
  dilution - income available to
  common shareholders                   $   114,537  $   171,419  $   138,937
Denominator:
  Denominator for earnings per share -
   weighted-average shares               62,244,097   62,786,387   62,776,132
  Effect of dilutive securities:
    Stock options and awards - based on
     the treasury stock method              565,672    1,017,747      733,570
    Denominator for earnings per share -
     assuming dilution - adjusted
     weighted-average shares             62,809,769   63,804,134   63,509,702

Earnings per share                          $  1.84      $  2.73      $  2.21
Earnings per share - assuming dilution      $  1.82      $  2.69      $  2.19


In 1998, certain stock options and awards were excluded from the computation of earnings per share-assuming dilution since their inclusion would have an antidilutive effect.

                                                                    TIMKEN

4. Financing Arrangements

Long-term debt at December 31, 1998 and 1997 was as follows:

                                                            1998      1997
(Thousands of dollars)
Fixed-rate Medium-Term Notes, Series A, due at various
  dates through May 2028, with interest rates ranging
  from 6.20% to 7.76%                                    $267,000   $153,000
Variable-rate State of Ohio Air Quality and Water
  Development Revenue Refunding Bonds, maturing on
  June 1, 2001 (4.15% at December 31, 1998)                21,700     21,700
7.50% State of Ohio Pollution Control Revenue Refunding
  Bonds, maturing on January 1, 2002                       17,000     17,000
Variable-rate State of Ohio Water Development Revenue
  Refunding Bonds, maturing May 1, 2007 (4.15% at
  December 31, 1998)                                        8,000      8,000
Variable-rate State of Ohio Water Development Authority
  Solid Waste Revenue Bonds, maturing on July 2, 2032
  (3.80% at December 31, 1998)                             24,000     24,000
Other                                                       5,105      2,766
                                                          342,805    226,466
Less current maturities                                    17,719     23,620
                                                         $325,086   $202,846

The aggregate maturities of long-term debt for the five years subsequent to December 31, 1998, are as follows:
1999-$17,719,000; 2000-$872,000; 2001-$22,556,000;
2002-$52,201,000; and 2003-$179,000.

Interest paid in 1998, 1997 and 1996 approximated $28,000,000, $24,000,000 and $18,500,000, respectively.
This differs from interest expense due to timing of payments and interest capitalized of $4,800,000 in 1998; $2,200,000 in 1997; and $1,800,000 in 1996 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 5.6% in 1998, 5.7% in 1997 and 5.5% in 1996. The weighted-average interest rate on short-term debt during the year was 7.4% in 1998, 6.6% in 1997 and 6.3% in 1996.

At December 31, 1998, the company had available $270,000,000 through an unsecured $300,000,000 revolving or competitive bid credit agreement with a group of banks. The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company's option-adjusted prime, Eurodollar, competitive bid Eurodollar or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 1998, enables the company to issue up to an additional $200,000,000 of long-term debt securities in the public markets.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $16,934,000, $16,689,000 and $14,580,000 in
1998, 1997 and 1996, respectively. At December 31, 1998, future minimum lease payments for noncancelable operating leases totaled $38,733,000 and are payable as follows:
1999-$11,898,000; 2000-$8,412,000; 2001-$5,593,000;
2002-$4,411,000; 2003-$3,855,000; and $4,564,000,
thereafter.

5. Financial Instruments

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 1998 and 1997, the company had forward exchange contracts, all having maturities of less than one year, in amounts of $21,613,000 and $20,596,000, respectively, which approximates their fair value. The forward exchange contracts were primarily entered into by the company's German, South African and Australian subsidiaries in order to forward hedge U.S. dollar purchases. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.
The fair value of the company's fixed rate debt, based on discounted cash flow analysis, was $293,000,000 and $177,000,000 at December 31, 1998 and 1997, respectively.
The carrying value of this debt was $284,000,000 and $170,000,000.

Notes to Consolidated Financial Statements


6. Retirement and Postretirement Benefit Plans

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 1998, the plans had net assets of $504,661,000, including 8,984,392 shares of Timken Company common stock. Company contributions to the plans, including performance sharing, amounted to $16,380,000 in 1998; $16,245,000 in 1997; and $14,761,000 in
1996. The company paid dividends totaling $5,519,000 in 1998; $4,366,000 in 1997; and $3,963,000 in 1996 to plan participants holding common shares.

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

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 1998 and 1997:

                                Defined Benefit
                                 Pension Plans        Postretirement Plans
                                1998         1997        1998        1997
(Thousands of dollars)
Change in benefit obligation
Benefit obligation at
beginning of year            $1,296,866   $1,145,852  $ 414,570   $ 397,957
Service cost                     32,441       26,144      4,562       4,116
Interest cost                    95,520       88,683     30,188      28,691
Amendments                       20,140       42,468      1,772         -0-
Actuarial losses                135,029       72,922     41,786      11,224
Associate contributions           1,517        1,251        -0-         -0-
International plan exchange
 rate change                         84       (1,966)       127         120
Benefits paid                   (85,486)     (78,488)   (29,620)    (27,538)
Benefit obligation at end
 of year                     $1,496,111   $1,296,866  $ 463,385   $ 414,570


Change in plan assets (1)
Fair value of plan assets
 at beginning of year        $1,207,847   $1,099,576
Actual return on plan assets    178,288      178,580
Associate contributions           1,517        1,251
Company contributions            11,751        8,388
International plan exchange
 rate change                        241       (1,460)
Benefits paid                   (85,486)     (78,488)
Fair value of plan assets at
 end of year                 $1,314,158   $1,207,847

Funded status
Projected benefit obligation
 in excess of plan assets    $ (181,953)  $  (89,019) $(463,385)  $(414,570)
Unrecognized net actuarial
 (gain) loss                    (54,013)    (116,631)    83,791      41,460
Unrecognized net asset at
 transition dates, net of
 amortization                    (9,244)     (12,545)       -0-         -0-
Unrecognized prior service
 cost (benefit)                 104,433      111,695    (40,080)    (45,506)
Accrued benefit cost         $ (140,777)   $(106,500) $(419,674)  $(418,616)


Amounts recognized in the
 consolidated balance sheet
Accrued benefit liability     $(151,777)   $(111,900) $(419,674)  $(418,616)
Intangible asset                  1,000        1,100        -0-         -0-
Minimum pension liability
 included in accumulated
 other comprehensive income      10,000        4,300        -0-         -0-
Net amount recognized         $(140,777)   $(106,500) $(419,674)  $(418,616)

(1) Plans' assets are primarily invested in listed stocks and bonds and cash equivalents.

                                                            TIMKEN

Amounts applicable to the company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                      1998         1997
(Thousands of dollars)
Projected benefit obligation                       $710,880     $616,862
Accumulated benefit obligation                      652,095      568,536
Fair value of plan assets                           567,753      522,030


The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:

                          Pension Benefits        Postretirement Benefits
                       1998      1997     1996     1998     1997    1996
Assumptions
Discount rate           7.0%     7.25%     7.5%     7.0%    7.25%    7.5%
Future compensation
 assumption           3% to 4%  3% to 4% 3% to 4%
Expected long-term
 return on plan
 assets                9.25%     9.25%    9.25%

Components of net
periodic benefit cost
(Thousands of dollars)
Service cost          $32,441   $26,144  $27,319  $ 4,562  $ 4,116 $ 4,332
Interest cost          95,520    88,683   84,195   30,188   28,691  28,299
Expected return on
 plan assets          (95,083)  (91,384) (81,445)     -0-      -0-     -0-
Amortization of prior
 service cost          16,033    13,019   10,693   (4,489)  (4,547) (4,610)
Recognized net
 actuarial loss         1,646       764    2,804      544      -0-     -0-
Amortization of
 transition asset      (2,143)   (2,283)  (2,256)     -0-      -0-     -0-
Net periodic benefit
 cost                 $48,414   $34,943  $41,310  $30,805  $28,260 $28,021

For measurement purposes, the company assumed an annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 8% declining gradually to 5% in 2004 and thereafter for pre-age 65 benefits, and 6% declining gradually to 5% in 2000 and thereafter for post-age 65 benefits.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would increase the 1998 total service and interest cost components by $2,409,000 and would increase the postretirement benefit obligation by $31,371,000. A one-percentage-point decrease would provide corresponding reductions of $2,418,000 and $31,010,000, respectively.

7. Research and Development

Expenditures committed to research and development amounted to approximately $48,000,000 in 1998; $43,000,000 in 1997;
and $41,000,000 in 1996. Such expenditures may fluctuate from year to year depending on special projects and needs.

8. Contingencies

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



9. Stock Compensation Plans

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

Under the company's stock option plans, shares of common stock have been made available to grant, at the discretion of the Compensation Committee of the Board of Directors, to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares. In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant.

Pro forma information regarding net income and earnings per share is required by Financial Accounting Standard (FAS) No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods. The pro forma information indicates a decrease in net income of $3,787,000 in 1998; $2,901,000 in 1997; and $1,131,000 in
1996. Under FAS No. 123, the first year to recognize pro forma stock-based compensation expense was 1995. Based on the estimated life of the grants, 1997 was the first year to demonstrate the full effect on pro forma net income of amortizing compensation expense related to stock options.

Following is the pro forma information and the related assumptions under the Black-Scholes method:

                                              1998      1997       1996
(Thousands of dollars except per share data)

Pro forma net income                        $110,750  $168,518   $137,806
Earnings per share                             $1.78     $2.68      $2.20
Earnings per share - assuming dilution         $1.76     $2.64      $2.17
Assumptions:
 Risk-free interest rate                       5.74%     6.90%      6.52%
 Dividend yield                                2.78%     3.13%      3.33%
 Expected stock volatility                     0.271     0.235      0.219
 Expected life - years                             8         8          8




A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

                             1998                   1997                  1996
                                 Weighted               Weighted              Weighted
                                  Average                Average               Average
                                  Exercise               Exercise              Exercise
                      Options      Price     Options      Price    Options      Price
Outstanding
 beginning of year   3,180,136    $20.15     3,091,994    $17.80   2,913,416     $16.52
Granted                861,900     33.35       762,200     26.44     654,000      22.06
Exercised             (510,635)    17.71      (653,608)    16.41    (437,872)     15.56
Canceled or expired     (5,100)    21.47       (20,450)    18.77     (37,550)     18.12
Outstanding - end
 of year             3,526,301    $23.73     3,180,136    $20.15   3,091,994     $17.80
Options execisable   1,710,031               1,617,355             1,782,044
Reserved for future
 use                 1,654,222               2,396,441             3,125,658


Exercise prices for options outstanding as of December 31, 1998, range from $12.88 to $33.75 and the weighted-average remaining contractual life of these options is 7 years. The estimated weighted-average fair values of stock options granted during 1998, 1997 and 1996 were $10.19, $7.58 and $5.79, respectively. At December 31,
1998, a total of 218,573 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 78,831, 71,188 and 41,006 common shares in 1998, 1997 and 1996, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

                                                           TIMKEN

10.     Income Taxes

The provision (credit) for income taxes consisted of the following:

                         1998              1997               1996
                  Current  Deferred  Current  Deferred Current   Deferred
(Thousands of
 dollars)
United States:
Federal           $50,056  $ 5,173   $76,866  $(4,627) $47,120   $20,596
State and local     6,212   (1,384)   10,248     (294)   6,271     2,573
Foreign             7,610    3,146     9,623    3,357    9,715        47
                  $63,878  $ 6,935   $96,737  $(1,564) $63,106   $23,216

The company made income tax payments of approximately
$62,190,000 in 1998; $93,486,000 in 1997; and $54,100,000
in 1996. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1998 and 1997 was as follows:

                                                         1998       1997
(Thousands of dollars)
Deferred tax assets:
  Accrued postretirement benefits cost                 $ 156,371  $155,888
  Accrued pension cost                                    47,185    39,271
  Benefit accruals                                        19,634    21,126
  Foreign tax loss carryforwards                          14,367    12,702
  Other-net                                               25,375    19,932
  Valuation allowance                                    (14,367)  (12,702)
                                                         248,565   236,217
Deferred tax liability-depreciation                     (185,868) (167,541)
Net deferred tax asset                                 $  62,697  $ 68,676

Following is the reconciliation between the provision for income taxes and the amount computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes:

                                                  1998     1997     1996
(Thousands of dollars)

Income tax at the statutory federal rate        $64,873  $93,307  $78,841
Adjustments:
  State and local income taxes, net of
   federal tax benefit                            3,138    6,470    5,749
  Losses without current tax benefits             2,307      -0-      -0-
  Research tax credit claims for prior years        -0-   (4,000)     -0-
  Tax on foreign remittances                        -0-      -0-      944
  Other items                                       495     (604)     788
Provision for income taxes                      $70,813  $95,173  $86,322
Effective income tax rate                           38%      36%      38%

Notes to Consolidated Financial Statements


11. Segment Information

Effective January 1, 1998, the company adopted FASB
Statement No. 131, "Disclosures about Segments of an
Enterprise and Related Information." SFAS No. 131 establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The adoption of Statement 131 did not affect results of operations or financial position, but did affect the disclosure of segment information.

Description of Types of Products and Services From Which
Each Reportable Segment Derives its Revenues

The company has two reportable segments: bearing and steel products. The company's Bearings business sells directly to customers in the automotive, railroad, aerospace, industrial and service replacement markets.
The company's tapered roller bearings are used in a wide variety of products including passenger cars, trucks, railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment.
Super precision bearings are used in aircraft, missile guidance systems, computer peripherals and medical instruments. Other bearing products manufactured by the company include cylindrical, spherical, straight and ball bearings for industrial markets.

Steel products include steels of low and intermediate alloy, vacuum-processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products including precision steel components. A significant portion of the company's steel is consumed in its bearing operations.
In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels increasingly are being sold through the company's distribution facilities.

Measurement of Segment Profit or Loss and Segment Assets

The company evaluates performance and allocates resources based on return on capital and profitable growth.
Specifically, the company measures segment profit or loss based on earnings before interest and income taxes
(EBIT). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which create intercompany profit on intersegment sales or transfers.

Factors Management Used to Identify the Enterprise's
Reportable Segments

The company's reportable segments are business units that offer different products. Each reportable segment is managed separately because each manufactures and distributes distinct products with different production processes.




Geographic Financial          United                Other
Information                   States     Europe   Countries  Consolidated

1998
Net sales                   $2,118,529  $373,877  $ 187,435  $ 2,679,841
Income before income taxes     172,388    10,757      2,205      185,350
Non-current assets           1,319,043   254,056     26,595    1,599,694

1997
Net sales                   $2,077,822  $339,630  $ 200,110  $ 2,617,562
Income before income taxes     229,612    15,916     21,064      266,592
Non-current assets           1,208,851   223,801     38,727    1,471,379

1996
Net sales                   $1,885,347  $315,474  $ 193,936  $ 2,394,757
Income before income taxes     192,250    14,428     18,581      225,259
Non-current assets           1,099,901   142,181     35,623    1,277,705



                                                                  TIMKEN

Segment Financial Information           1998        1997         1996
(Thousands of dollars)
Bearings
Net sales to external customers      $1,797,745  $1,718,876   $1,598,040
Depreciation and amortization            80,175      76,625       72,396
Interest expense                        (22,425)    (16,880)     (14,862)
Interest income                           2,086       1,270          883
Earnings before interest and taxes      133,318     165,520      147,641
Assets employed at year-end           1,514,780   1,455,086    1,287,509
Capital expenditures                    145,613     122,350      106,616

Steel
Net sales to external customers      $  882,096  $  898,686   $  796,717
Intersegment sales                      200,911     204,295      185,677
Depreciation and amortization            59,658      57,806       54,061
Interest expense                         (7,714)     (6,802)      (5,538)
Interest income                           4,537       2,200        2,472
Earnings before interest and taxes       73,825     121,203       92,257
Assets employed at year-end             935,251     871,464      783,829
Capital expenditures                    113,008     107,582       49,309

Total
Net sales to external customers      $2,679,841  $2,617,562   $2,394,757
Depreciation and amortization           139,833     134,431      126,457
Interest expense                        (30,139)    (23,682)     (20,400)
Interest income                           6,623       3,470        3,355
Earnings before interest and taxes      207,143     286,723      239,898
Assets employed at year-end           2,450,031   2,326,550    2,071,338
Capital expenditures                    258,621     229,932      155,925

Profit Before Taxes
Total EBIT for reportable segments   $  207,143  $  286,723   $  239,898
Interest expense                        (26,502)    (21,432)     (17,899)
Interest income                           2,986       1,258          854
Intersegment adjustments                  1,723          43        2,406
Income before income taxes           $  185,350  $  266,592   $  225,259


Report of Independent Auditors

To the Board of Directors and Shareholders of The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended
December 31, 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended
December 31, 1998, in conformity with generally accepted accounting principles.



                                        ERNST & YOUNG LLP


                                        Canton, Ohio
                                        February 4, 1999



SUMMARY OF OPERATIONS AND OTHER COMPARATIVE DATA
(Thousands of dollars, except per share data)

                                1998          1997         1996         1995
Statements of Income
  Net sales:
    Bearings                 $1,797,745    $1,718,876   $1,598,040  $1,524,728
    Steel                       882,096       898,686      796,717     705,776
  Total net sales             2,679,841     2,617,562    2,394,757   2,230,504

  Cost of products sold       2,098,186     2,005,374    1,828,394   1,723,463
  Selling, administrative
   and general expenses         356,672       332,419      319,458     304,046
  Impairment and
   restructuring charges            -0-           -0-          -0-         -0-
  Operating income (loss)       224,983       279,769      246,905     202,995
  Earnings before interest
   and taxes (EBIT)             208,866       286,766      242,304     197,957
  Interest expense               26,502        21,432       17,899      19,813
  Income (loss) before
   income taxes                 185,350       266,592      225,259     180,174
  Provisions for income
   taxes (credit)                70,813        95,173       86,322      67,824
  Income (loss) before
   cumulative effect of
   accounting changes           114,537       171,419      138,937     112,350
  Net income (loss)          $  114,537    $  171,419   $  138,937  $  112,350

Balance Sheets
  Inventory                  $  457,246    $  445,853   $  419,507  $  367,889
  Current assets                850,337       855,171      793,633     710,258
  Working capital               359,914       275,607      265,685     247,895
  Property, plant and
   equipment (less
   depreciation)              1,349,539     1,220,516    1,094,329   1,039,382
  Total assets                2,450,031     2,326,550    2,071,338   1,925,925
  Total debt                    469,398       359,431      302,665     211,232
  Total liabilities           1,393,950     1,294,474    1,149,110   1,104,747
  Shareholders' equity       $1,056,081    $1,032,076   $  922,228  $  821,178

Other Comparative Data
  Net income (loss)/
   Total assets                    4.7%          7.4%         6.7%        5.8%
  Net income (loss)/
   Net sales                       4.3%          6.5%         5.8%        5.0%
  EBIT/Beginning invested
   capital (1)                    10.5%         16.1%        15.1%       12.6%
  Inventory days (FIFO)           109.4         111.5        117.5       112.2
  Net sales per
   associate(2)              $    127.5    $    130.5   $    132.4  $    134.2
  Capital expenditures       $  258,621    $  229,932   $  155,925  $  131,188
  Depreciation and
   amortization              $  139,833    $  134,431   $  126,457  $  123,409
  Capital expenditures/
   Depreciation                  192.5%        177.3%       127.0%      109.1%
  Dividends per share        $     0.72    $     0.66   $     0.60  $    0.555
  Earnings per share(3)      $     1.84    $     2.73   $     2.21  $     1.80
  Earnings per share -
  assuming dilution(3)       $     1.82    $     2.69   $     2.19  $     1.78
  Debt to total capital           30.8%         25.8%        24.7%       20.5%
  Number of associates at
   year-end                      21,046        20,994       19,130      17,034
  Number of
   shareholders(4)               45,942        46,394       31,813      26,792


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

                                                                       TIMKEN

    1994          1993          1992          1991          1990(5)       1989


$1,312,323    $1,153,987    $1,169,035    $1,128,972     $1,173,056   $1,042,122
   618,028       554,774       473,275       518,453        527,955      490,840
 1,930,351     1,708,761     1,642,310     1,647,425      1,701,011    1,532,962

 1,514,098     1,369,711     1,300,744     1,315,290      1,287,534    1,158,941

   283,727       276,928       299,305       300,274        287,971      252,024

       -0-        48,000           -0-        41,000            -0-          -0-
   132,526        14,122        42,261        (9,139)       125,506      121,997

   134,674         7,843        40,606       (16,724)       119,199      108,001
    24,872        29,619        28,660        26,673         26,339       17,217

   111,323       (20,919)       13,431       (41,950)        98,816       96,493

    42,859        (3,250)        8,979        (6,263)        43,574       41,148


    68,464       (17,669)        4,452       (35,687)        55,242       55,345
$   68,464    $ (271,932)   $    4,452    $  (35,687)    $   55,242   $   55,345


$  332,304    $  299,783    $  310,947    $  320,076     $  379,543   $  344,135
   657,180       586,384       556,017       562,496        657,865      608,224
   178,556       153,971       165,553       148,950        238,486      359,773


 1,030,451     1,024,664     1,049,004     1,058,872      1,025,565      932,828
 1,858,734     1,789,719     1,738,450     1,759,139      1,814,909    1,565,961
   279,519       276,476       320,515       273,104        266,392       80,647
 1,125,843     1,104,407       753,387       740,168        740,208      501,157
$  732,891    $  685,312    $  985,063    $1,018,971     $1,074,701   $1,064,804



      3.7%       (15.2)%          0.3%        (2.0)%           3.0%         3.5%

      3.5%       (15.9)%          0.3%        (2.2)%           3.2%         3.6%

      9.0%          0.5%          2.5%        (1.0)%           7.9%         7.2%
     118.0         122.5         137.8         139.9          162.8        167.2

$    119.9    $    104.5   $      95.3    $     90.0    $      94.2   $     86.9
$  119,656    $   92,940   $   139,096    $  144,678    $   120,090   $   91,536

$  119,255    $  118,403   $   114,433    $  109,252    $   101,260   $   91,070

    102.6%         80.2%        124.4%        135.6%         120.4%       100.5%
$     0.50    $     0.50   $      0.50    $     0.50    $      0.49   $     0.46
$     1.11    $    (0.29)  $      0.07    $    (0.60)   $      0.92   $     0.94
$     1.10    $    (0.29)  $      0.07    $    (0.60)   $      0.92   $     0.93
     27.6%         28.7%         24.5%         21.1%          19.9%         7.0%

    16,202        15,985        16,729        17,740         18,860       17,248

    49,968        28,767        31,395        26,048         25,090       22,445

(4) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.
(5) Includes Timken Aerospace & Super Precision Bearings for seven months.

APPENDIX TO EXHIBIT 13

On page 1 of the printed document, three bar charts were shown that contain the following information:

(1)  Net Sales ($ Millions)

     1994       1,930
     1995       2,230
     1996       2,395
     1997       2,618
     1998       2,680

(2)  Total Annual Return To Shareholders

     1994        7.8%
     1995       11.7%
     1996       23.1%
     1997       53.4%
     1998      -43.5%

(3)  Productivity (Net Sales / Total Compensation)
     Index: 1994 = 100

     1994      100%
     1995      105%
     1996      112%
     1997      117%
     1998      115%

On page 32 of the printed document, three pie charts were shown that contain the following information:

(1)  The Timken Company Net Sales to Customers

     Bearings       67%
     Steel          33%

(2)  The Timken Company Net Sales by Geographic
     Area

     United States  79%
     Europe         14%
     Other           7%

(3)  Steel Net Sales - Total

     Customers      81%
     Intersegment   19%

On page 34 of the printed document, two bar charts were shown that contain the following information:

(1)  Total Net Sales (Billions of dollars)
                             Bearings       Steel
         1989                 1.042         0.491
         1990                 1.173         0.528
         1991                 1.129         0.518
         1992                 1.169         0.473
         1993                 1.154         0.555
         1994                 1.312         0.618
         1995                 1.525         0.706
         1996                 1.598         0.797
         1997                 1.719         0.899
         1998                 1.798         0.882

(2) Return on Net Sales (before cumulative effect of accounting changes):

                         Operating
                       Income (Loss)  Income(Loss)
         1989             8.0%           3.6%
         1990             7.4%           3.2%
         1991             -.6%          -2.2%
         1992             2.6%            .3%
         1993              .8%          -1.0%
         1994             6.9%           3.5%
         1995             9.1%           5.0%
         1996            10.3%           5.8%
         1997            10.7%           6.5%
         1998             8.4%           4.3%

On page 35 of the printed document, two bar charts were shown that contain the following information:

(1) Earnings* and Dividends per Share (*Assuming dilution and before cumulative effect of accounting changes):

                             Earnings       Dividends
         1989                  0.93            0.460
         1990                  0.92            0.490
         1991                 -0.60            0.500
         1992                  0.07            0.500
         1993                 -0.29            0.500
         1994                  1.10            0.500
         1995                  1.78            0.555
         1996                  2.19            0.600
         1997                  2.69            0.660
         1998                  1.82            0.720

 (2)     EBIT/Beginning Invested Capital
         1989                  7.2%
         1990                  7.9%
         1991                 -1.0%
         1992                  2.5%
         1993                  0.5%
         1994                  9.0%
         1995                 12.6%
         1996                 15.1%
         1997                 16.1%
         1998                 10.5%

