Form 10-K, Exhibit 13
period 1999-12-31
TIMKEN CO
filed 2000-03-29
CIK 98362

EXHIBIT 13
                                                        FINANCIAL SUMMARY

                                                    1999         1998
(Thousands of dollars, except per share data)

Net sales                                       $2,495,034    $2,679,841
Income before income taxes                          98,991       185,350
Provision for income taxes                          36,367        70,813
Net income                                      $   62,624    $  114,537
Earnings per share                                   $1.01         $1.84
Earnings per share - assuming dilution               $1.01         $1.82
Dividends paid per share                             $0.72         $0.72


The Timken Company maintained profitability in 1999 and offset longer-than-expected weaknesses in many markets and regions of the world. The company achieved its third highest sales in company history and, for the third consecutive year, succeeded in reducing the number of days' supply in inventory.


Quarterly Financial Data

                                                        Earnings
                      Net        Gross       Net      Per Share(1)   Dividends     Stock Prices
1999                 Sales      Profit     Income   Basic   Diluted  Per Share    High       Low
(Thousands of dollars, except per share data)
First Quarter     $  625,370   $126,559   $16,579    $.27    $.27     $.18       $22 3/16  $16 1/8
Second Quarter       636,099    119,601    12,264     .20     .20      .18        25 13/16  15 15/16
Third Quarter        601,703    116,341    12,442     .20     .20      .18        19 11/16  15 3/4
Fourth Quarter       631,862    130,167    21,339     .35     .35      .18        20 9/16   15 5/8
                  $2,495,034   $492,668   $62,624   $1.01   $1.01     $.72

1998
(Thousands of dollars, except per share data)
First Quarter     $  707,381   $174,366   $ 49,136   $.79    $.78     $.18       $35 5/8    $30 7/8
Second Quarter       701,747    164,742     38,689    .62     .61      .18        41 15/16   30 1/4
Third Quarter        616,848    119,973     13,573    .22     .22      .18        31 1/2     15 1/16
Fourth Quarter       653,865    122,574     13,139    .21     .21      .18        20 1/4     13 5/8
                  $2,679,841   $581,655   $114,537  $1.84   $1.82     $.72


(1)Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.



                                                                    1

MD&A SUMMARY                                                       TIMKEN

Sales and earnings were down from a year ago, but The Timken Company maintained profitability and offset longer-than-expected weaknesses in many markets and regions of the world through successful growth initiatives, ongoing rationalizations, and a strong automotive market. In 1999, sales were $2.495 billion compared to a record $2.68 billion a year ago. Earnings were $62.6 million, down from 1998's $114.5 million. In 1998, the company recorded $21.4 million of pre-tax expenses for structural changes. In addition, in 1999 the company reduced debt by $19.5 million and repurchased 800,000 shares of the company's stock under the 1998 common stock purchase plan.

In Bearings, automotive markets remained strong while global industrial market weakness continued. Sales in Europe remained weak while Asia Pacific markets showed continuing signs of recovery. In Steel, improved productivity and lower raw material costs were not sufficient to entirely offset pricing pressure and weakened demand in industrial and energy markets.

In 1999, the company continued integrating new acquisitions, rationalized certain operations for improved efficiency and customer service, and announced a reorganization of its global operations, beginning with the election of a new president.

In the first quarter, two actions increased the company's presence in India. Timken Engineering and Research in Bangalore was formed, and Timken bought out its Indian joint venture partner, creating Timken India Limited. This acquisition raised the total number of Timken associates at year-end by about 550. The company's newest acquisition, Timken Desford Steel, began the integration process in the first quarter. By year-end it had completed the first phase of an aggressive accelerated continuous improvement process.

In the second quarter, the company completed the closing of its manufacturing operations in Australia, rationalizing the production of certain automotive products to Timken plants in Canada and Brazil.

In the third quarter, the company announced it would explore strategic alternatives for its specialty steel subsidiary, Timken Latrobe Steel. Having completed the initial stage of the process, the company has determined it will retain Timken Latrobe Steel as a separate business within The Timken Company's Steel business. We will continue to seek opportunities for its growth through internal initiatives and possible cooperative partnerships.

A series of moves designed to accelerate the company's profitable growth began with the election in the fourth quarter of James W. Griffith as president and chief operating officer and as a director. Mr. Griffith announced that, in 2000, the new organization will revolve around six dedicated business units serving global markets. Three new officers were elected, effective January 1, 2000, to lead three of the new business units. Donna J. Demerling was named president - aerospace and super precision; Michael C. Arnold was named president - industrial; and Mark J. Samolczyk was named president - precision steel components. Vinod K. Dasari was elected an officer, effective March 1, and named president - rail. Bill J. Bowling and Karl P. Kimmerling, already officers, are presidents of the alloy steel and automotive businesses, respectively. The timing of these changes capitalizes on the pending normal retirements in 2000 of four key executives: Larry R. Brown, senior vice president and general counsel; Robert L. Leibensperger, executive vice president, chief operating officer and president - bearings; John J. Schubach, senior vice president - strategic management and continuous improvement; and Thomas W. Strouble, senior vice president - e-business (until recently, senior vice president - technology).

Three others were elected officers as follows: Sallie Ballantine Bailey, director - finance and treasurer; Scott
A. Scherff, corporate secretary; and William R. Burkhart, senior vice president and general counsel. Ms. Bailey's and Mr. Scherff's elections were effective in November 1999 and Mr. Burkhart's is effective April 1.

Two other officers have moved to new positions:  Jon T.
Elsasser is senior vice president - corporate development, and Salvatore J. Miraglia, Jr. is senior vice president - technology.

Also in the fourth quarter, the company reached an early tentative agreement with the United Steelworkers of America, which represents its workers in the Canton, Columbus and Wooster facilities. Members ratified the new five-year agreement in January 2000. The new contract will extend through September 26, 2005, and is the third consecutive early agreement reached by the company.

FORWARD-LOOKING STATEMENTS

The statements set forth in this annual report that are not historical in nature are forward-looking. In particular, the Corporate Profile on pages 6 and 7 and Management's Discussion and Analysis on pages 17 through 24 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) changes in world economic conditions. This includes, but is not limited to, the potential instability of governments and legal systems in countries in which the company conducts business, and significant changes in currency valuations.
b) changes in customer demand on sales, product mix, and prices. This includes the effects of customer strikes, the impact of changes in industrial business cycles, whether conditions of fair trade continue in the U.S.
   market, and the possible revocation in the U.S. of the anti-dumping duty orders on tapered roller bearings, on which a decision is to be reached by the U.S. government by the end of June 2000.
c) competitive factors, including changes in market penetration, the introduction of new products by existing and new competitors, and new technology that may impact the way the company's products are sold or distributed.
d) changes in operating costs. This includes the effect of changes in the company's manufacturing processes;
   changes in costs associated with varying levels of operations; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits;
   and the cost and availability of raw materials and energy.
e) the success of the company's operating plans, including its ability to achieve the benefits from its ongoing continuous improvement and rationalization programs; its ability to integrate acquisitions into company operations; the ability of recently acquired companies to achieve satisfactory operating results; its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business and its ability to successfully implement its new organizational structure.
f) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to product warranty and environmental issues.
g) changes in worldwide financial markets to the extent they (1) affect the company's ability or costs to raise capital, (2) have an impact on the overall performance of the company's pension fund investments and (3) cause changes in the economy which affect customer demand.

Consolidated Statement of Income



                                            Year Ended December 31
                                       1999         1998          1997
(Thousands of dollars, except per
share data)

Net sales                           $2,495,034   $2,679,841    $2,617,562
Cost of products sold                2,002,366    2,098,186     2,005,374
   Gross Profit                        492,668      581,655       612,188

Selling, administrative and general
 expenses                              359,910      356,672       332,419
   Operating Income                    132,758      224,983       279,769

Interest expense                       (27,225)     (26,502)      (21,432)
Interest income                          3,096        2,986         2,250
Other income (expense)                  (9,638)     (16,117)        6,005
   Income Before Income Taxes           98,991      185,350       266,592
Provision for income taxes              36,367       70,813        95,173
   Net Income                       $   62,624   $  114,537    $  171,419

   Earnings Per Share               $     1.01   $     1.84    $     2.73
   Earnings Per Share-Assuming
    Dilution                        $     1.01   $     1.82    $     2.69

See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENT OF INCOME

1999 COMPARED TO 1998

Net sales for 1999 were $2.495 billion, 6.9% below the record $2.680 billion in 1998. North American automotive markets continued to show strength. However, industrial sales, including original equipment and aftermarket, were down significantly as were sales in rail and aerospace markets. Steel's oil country and service center markets remained weak. Asia Pacific markets continued to improve throughout the year from 1998's extremely depressed levels. Sales in Europe were well below 1998's levels; however, markets there showed some signs of improvement during the last half of the year. Sales from Timken Desford Steel and Timken India Limited, acquired in December 1998 and March 1999, respectively, added about $54 million to 1999's sales.

Gross profit was $492.7 million (19.7% of net sales), down
15.3% from 1998's $581.7 million (21.7% of net sales).
Contributing to the decline in profits were lower sales volumes (particularly of industrial and aftermarket products), a less favorable product mix, weakening prices, and lower production levels resulting in higher unabsorbed fixed costs. These factors, along with substantial inventory reductions and exchange rate changes, contributed to weaker performance in the company's European operations.
Gross profit in 1998 included approximately $15 million of expense related to unusual occurrences and $15.4 million related to structural changes and cost-reduction initiatives.

Operating income decreased to $132.8 million in 1999 compared to $225 million in 1998. Selling, administrative and general expenses were $359.9 million (14.4% of net sales) in 1999, up slightly from the $356.7 million (13.3% of net sales) in 1998. Excluding the $6 million of expense recorded in 1998 related to severance costs and abandoned potential business opportunities, the year-to-year change in expenses would have reflected an increase of 2.6%. Normal administrative expenses for Timken Desford Steel and Timken India Limited, acquisitions completed during the past year, account for most of the year-to-year increase.

"Other expense" decreased in 1999. In 1998, the company recorded $7.4 million of expense for the disposal of certain fixed assets related to a company-initiated internal fixed asset review conducted approximately every five years.

Taxes represented 36.7% of income before taxes compared to 38.2% in 1998. The company's effective tax rate in 1999 was lower due primarily to greater utilization of foreign and state tax credits.

In the fourth quarter of 1998, the company recorded expenses of $21.4 million ($19.1 million for Bearings and $2.3 million for Steel) related to cost-cutting initiatives in its administrative and manufacturing areas. Of this amount, $15.4 million was included in cost of sales and $6 million was selling, general and administrative expense. At December 31, 1998, the company had remaining reserves of $16.2 million, which were essentially exhausted by year-end 1999. The reserves included costs related to the planned elimination of 515 positions. To date, the company has eliminated 476 positions and made cash payments of approximately $10.0 million to the terminated associates. Current expectations are that a total of 490 positions will be eliminated. Additional cash payments of approximately $0.5 million will be made to those associates terminated in the first quarter of 2000.

During 1999, the company successfully closed its manufacturing operations in Australia, closed its automotive lines in South Africa and reduced its raw material and operational costs at its Brazilian facility. In addition, the company continued to rationalize certain operations between its bearing plants in the United Kingdom and France.

Bearings' net sales in 1999 were $1.760 billion, down 2.1% from $1.798 billion in 1998. North American automotive sales increased by about 18% over last year resulting primarily from continued demand for sport utility vehicles and strong production levels in light and heavy truck markets. Bearings also experienced similar sales increases in automotive markets around the world. Demand in most other bearing markets was down in 1999 compared to 1998.
Sales in North American industrial markets, including original equipment and aftermarket,

                                                                   TIMKEN



declined by 17% compared to 1998's levels, due primarily to lower demand from customers in energy, construction, mining and farm equipment industries. Aerospace and super precision sales were off by more than 7% in 1999 compared to the previous year. North American railroad sales also declined by 13%.

Demand in Europe and Latin America remained soft during the year. European sales were down year-to-year; however, Western European markets began to show some strength toward year-end, particularly in automotive markets. The financial crisis in Latin America impacted markets there. Asia Pacific sales continued to show improvement throughout the year, increasing by 16% over 1998's depressed levels. Bearings' 1999 sales include Timken India Limited sales for the last nine months of the year, since the company became a majority owner in the joint venture in March 1999. Looking at 2000, the company believes that global automotive markets should remain strong throughout the year with some softening of North American light vehicle and heavy truck demand. The company also expects continued improvement in global industrial markets as the year progresses. Meanwhile, industry over-capacity and dumping continue to exert downward pressures on pricing.

Bearings' earnings before interest and income taxes (EBIT) in 1999 decreased to $80.5 million, down by 39.6% from $133.3 million in 1998. Considering the $19.1 million reduction in 1998's EBIT that resulted from initiatives identified to improve global competitiveness and reduce costs, Bearings' EBIT would have suffered a 47.2% structural decline. Lower demand for industrial products, combined with efforts to significantly reduce inventory levels during the year, hurt manufacturing performance as industrial bearing plants operated well below capacity during much of the year. Profits generated from higher sales of automotive product were not great enough to offset the effect of the global decline in industrial business. Bearings' EBIT was also affected by weak performance in its European operations. Selling, administrative and general expenses were higher in 1999, due in part to the addition of Timken India Limited and higher expenses required to support growth initiatives.

In January 2000, the company announced it was transferring its distribution activities from its existing facilities in Europe to a central warehouse operated by an external service provider in Strasbourg, France. This will improve significantly the company's ability to serve customers in Europe and will result in the elimination of approximately 60 positions. The company is in the process of evaluating other opportunities to rationalize bearing operations in Europe and elsewhere in the world to offset lower demand levels, reduce fixed costs and improve operating efficiency.

Steel's net sales, including intersegment sales, were $947 million in 1999, down 12.6% from $1.083 billion in 1998. Sales of precision steel components included in the above were $150.4 million in 1999 compared to $131.5 million in 1998. Alloy Steel sales for 1999 included the entire year's sales from Timken Desford Steel acquired in December 1998. Sales to external customers were down by about 17%. In automotive markets, precision steel component sales were up by 14% with alloy steel sales remaining flat compared to 1998. Sales in all other markets remained weak during 1999. Oil country and service center markets were markedly weaker with sales declining by 72% and 50%, respectively. Order bookings in service center and oil country markets began to show signs of limited strengthening in the latter half of 1999. In general, service center distributor inventories were brought back into balance during the year; however, based on the current level of active rig counts, the company estimates that customers in oil markets still have about 3 months of excess inventory. Aerospace sales declined by about 43% compared to 1998 and industrial sales were off by 29%. Sales to external bearing customers also dropped by 21%. The company expects demand for steel products to show modest growth during the year 2000 with continued strength in automotive markets and strengthening industrial, service center and oil markets.

Steel's EBIT in 1999 was $44 million, down 40.4% from $73.8 million in the previous year. In 1998, Steel's EBIT was reduced by approximately $15 million resulting from a combination of unusual events. In addition, 1998's EBIT was reduced by $2.3 million as a result of expenses related to initiatives aimed at reducing costs in coming years. Adjusting 1998's EBIT for these unusual items, 1999's EBIT would have been down 51.7%. Lower sales in higher margin markets, price erosion and higher manufacturing costs associated with lower production volumes were the primary causes for the drop in profits.

Although production volumes increased during the fourth quarter of 1999, the company's steel plants operated at about 80% of capacity during much of the year. The Steel business took numerous actions to reduce manufacturing and administrative costs during the year; however, the benefits were not sufficient to offset the effect of lower sales and production volumes. Staff reductions were made in administrative areas; in plants, the work force was aligned to match the lower volumes. Steel also achieved significant gains in operating efficiency, as associates set new output records with about 230 fewer associates. Raw material costs also were significantly lower in 1999. Steel's selling, general and administrative expenses were higher for the year due in part to severance costs related to additional administrative staff reductions. Expenses would have been lower in 1999 except for the addition of Timken Desford Steel acquired in December 1998.

1998 COMPARED TO 1997
Net sales for 1998 were a record $2.680 billion, an increase of 2.4% above the $2.618 billion reported for 1997. Sales gains were achieved in North American automotive and rail markets and in Europe. The company's acquisitions made in 1997 and early 1998 also contributed to 1998's increase. Sales in the U.S. industrial and Asia Pacific markets weakened during the year as a result of the global economic decline. Gross profit was $581.7 million (21.7% of net sales), down 5% from 1997's gross profit of $612.2 million (23.4% of net sales). Unusual occurrences in 1998 in the company's steel operations, unexpected near-term order reductions, and lower manufacturing levels aimed at controlling inventory levels reduced the year's gross profit by about $15 million. In response to this decline in demand, the company reduced its workforce by more than 400 associates in its manufacturing operations during the last half of 1998. Gross profit was lower in 1998 by $15.4 million due to expenses for structural changes initiated by its bearing and steel businesses to reduce costs and improve profitability in 1999. Approximately half of this expense related to workforce reductions planned for early 1999 and the remainder related to impaired equipment. In 1998, expense for performance-based pay programs was lower by $7.1 million as a result of the company's lower performance levels. Operating income also declined in 1998. Selling, administrative and general expenses were higher in 1998 to support the company's strong growth plans and to cover expenses incurred at newly acquired subsidiaries. In addition, the company recorded $6 million of expense in the fourth quarter, $4 million of which related primarily to severance costs for the elimination of administrative salaried positions. The company also wrote off $2 million of costs associated with abandoned potential business investment opportunities. In 1998, administrative performance-based pay was $14.3 million lower due to the company's lower profitability. Other expense increased in 1998 compared to 1997 and includes $7.4 million of expense for the disposal of certain fixed assets related to a company-initiated internal fixed asset review conducted approximately every five years. Other income in 1997 included a gain on the sale of property in the United Kingdom.

Consolidated Balance Sheet
                                                        December 31
                                                    1999          1998
(Thousands of dollars)
ASSETS

Current Assets
 Cash and cash equivalents                      $    7,906     $      320
Accounts receivable, less allowances:
  1999-$9,497; 1998-$7,949                         339,326        350,483
 Deferred income taxes                              39,706         42,288
 Inventories:
  Manufacturing supplies                            38,655         43,899
  Work in process and raw materials                235,251        229,397
  Finished products                                172,682        183,950
     Total Inventories                             446,588        457,246
     Total Current Assets                          833,526        850,337

Property, Plant and Equipment
 Land and buildings                                483,810        464,259
 Machinery and equipment                         2,428,923      2,324,872
                                                 2,912,733      2,789,131
 Less allowances for depreciation                1,531,259      1,439,592
     Property, Plant and Equipment-Net           1,381,474      1,349,539

Other Assets
Costs in excess of net assets of acquired
 businesses, net of amortization:  1999-
 $34,879; 1998-$28,936                             153,847        150,140
 Deferred income taxes                                 -0-         20,409
 Miscellaneous receivables and other assets         43,668         52,520
 Deferred charges and prepaid expenses              28,803         27,086
     Total Other Assets                            226,318        250,155
Total Assets                                    $2,441,318     $2,450,031

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

Maintaining a strong balance sheet and strong credit ratings have been important objectives for the company. During
1999, the company maintained an "A" rating on its long-term debt by two rating agencies.

Total assets decreased by $8.7 million from December 31, 1998, due to the company's efforts to control working capital and a planned reduction in capital spending. The consolidation of Timken India Limited (formerly Tata Timken Limited) assets into the company's balance sheet added approximately $46 million to the company's assets. Prior to the March 1999 increase in ownership to 80%, the company's investment in Timken India Limited was accounted for using the equity method.

For the third consecutive year, the company succeeded in reducing the number of days' supply in inventory to 108 days at December 31, 1999, compared to 109 days and 112 days at December 31, 1998 and December 31, 1997, respectively. Bearing inventory (including Timken India Limited) decreased by about 10 days during 1999 as Bearings took aggressive action to reduce manufacturing schedules while continuing to meet customer demand. Steel's inventory (including Timken Desford Steel) increased by about 12 days due in part to the higher level of business activity in the fourth quarter.
The number of days' sales in receivables at December 31, 1999, was basically unchanged from the year-end 1998 level.

The company uses the LIFO method of accounting for about 75% of its inventories. Under this method, the cost of products sold approximates current cost and, therefore, reduces distortion in reporting income due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.

                                                                   TIMKEN

                                                        December 31
                                                    1999          1998
(Thousands of dollars)
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
 Commercial paper                               $   35,937     $   29,873
 Short-term debt                                    81,296         96,720
 Accounts payable and other liabilities            236,602        221,823
 Salaries, wages and benefits                      192,885        106,999
 Income taxes                                        5,627         17,289
 Current portion of long-term debt                   5,314         17,719
     Total Current Liabilities                     557,661        490,423

Non-Current Liabilities
 Long-term debt                                    327,343        325,086
 Accrued pension cost                               76,005        149,366
 Accrued postretirement benefits cost              394,084        390,804
 Deferred income taxes                               6,147            -0-
 Other non-current liabilities                      34,097         38,271
     Total Non-Current Liabilities                 837,676        903,527

Shareholders' Equity
Class I and II Serial Preferred Stock without par
value:
Authorized-10,000,000 shares each class, none
issued                                                 -0-            -0-
 Common stock without par value:
  Authorized-200,000,000 shares
Issued (including shares in treasury) 63,082,626
shares
  Stated capital                                    53,064         53,064
  Other paid-in capital                            258,287        261,156
 Earnings invested in the business                 836,916        818,794
 Accumulated other comprehensive income            (64,134)       (49,716)
Treasury shares at cost (1999-1,886,537 shares;
1998-1,234,462 shares)                             (38,152)       (27,217)
     Total Shareholders' Equity                  1,045,981      1,056,081
Total Liabilities and Shareholders' Equity      $2,441,318     $2,450,031


See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


"Other assets" declined by $23.8 million in 1999 due primarily to a reduction in deferred income taxes. This resulted principally from the company's election to make cash contributions to its pension plans in 1999 and future plans to make additional contributions to its pension plans in 2000.

Accounts payable and other liabilities increased by $14.8 million in 1999 due in part to the consolidation of Timken India Limited and increased activity at Timken Desford Steel since its acquisition in December 1998. The $85.9 million increase in salaries, wages and benefits resulted primarily from a reclassification of the company's accrued pension cost liability to short-term due to the company's anticipated 2000 cash contributions to its pension plans.

The 30.1% debt-to-total-capital ratio was slightly lower than the 30.8% at year-end 1998. Debt decreased by $19.5 million during the year, from $469.4 million at year-end 1998 to $449.9 million at December 31, 1999. The company took aggressive actions in Bearings to improve cash provided by operating activities primarily through the reduction of inventory levels. In addition, capital spending was curtailed to conserve cash. Debt at year-end 1999 included $6.6 million on the books of Timken India Limited, acquired in March 1999.

Consolidated Statement of Cash Flows



                                               Year Ended December 31
                                            1999       1998         1997
(Thousands of dollars)
CASH PROVIDED (USED)

Operating Activities
 Net income                               $ 62,624    $114,537    $171,419
 Adjustments to reconcile net income to
  net cash provided by operating
  activities:
   Depreciation and amortization           149,949     139,833     134,431
   Deferred income tax provision (credit)
                                            20,760       6,935      (1,564)
   Common stock issued in lieu of cash to
    benefit plans                              467      46,396      20,452
   Changes in operating assets and
    liabilities:
      Accounts receivable                   12,390      13,037     (48,584)
      Inventories                            6,551       2,478     (25,758)
      Other assets                          13,307      (5,046)     (4,298)
      Accounts payable and accrued
       expenses                             13,291     (27,223)     66,357
      Foreign currency translation
       (gain) loss                          (1,921)        919        (472)
    Net Cash Provided by Operating
     Activities                            277,418     291,866     311,983

Investing Activities
 Purchases of property, plant and
  equipment-net                           (164,872)   (237,835)   (233,392)
 Acquisitions                              (29,240)    (41,667)    (78,739)
      Net Cash Used by Investing
       Activities                         (194,112)   (279,502)   (312,131)

Financing Activities
 Cash dividends paid to shareholders       (44,502)    (44,776)    (38,714)
 Purchases of treasury shares              (14,271)    (80,462)    (18,083)
 Proceeds from issuance of long-term
  debt                                       4,076     139,666      60,453
 Payments on long-term debt                (20,867)    (23,333)    (30,217)
 Short-term debt activity-net                 (411)    (12,918)     32,485
     Net Cash (Used) Provided by
      Financing Activities                 (75,975)    (21,823)      5,924
Effect of exchange rate changes on cash        255         (45)     (1,294)
     Increase (Decrease) In Cash and Cash
      Equivalents                            7,586      (9,504)      4,482
Cash and cash equivalents at beginning
 of year                                       320       9,824       5,342
     Cash and Cash Equivalents at End of
      Year                                $  7,906     $   320    $  9,824


See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE STATEMENTS OF
CASH FLOWS

Net cash provided by operating activities in 1999 was $277.4 million, the third highest in company history. This compares to $291.9 million in 1998 and the record of $312 million in 1997. Cash generated from income in 1999 was more than sufficient to cover working capital, pay dividends, pay interest and fund purchases of property, plant and equipment. The increase in the provision for deferred income taxes resulted primarily from the company's election to make additional cash contributions to its pension plans in 1999 and 2000. "Common stock issued in lieu of cash to benefit plans" was lower by about
$46 million resulting primarily from the company's decision to fund employee benefit plans with shares of common stock purchased on the open market versus using treasury shares.
The company was successful in effectively managing working capital during 1999. "Accounts receivable" was lower and generated $12.4 million of cash. A decrease in inventories provided $6.6 million of cash during 1999 compared to $2.5 million in 1998. Cash also was provided by a $13.3 million increase in accounts payable and accrued expenses, which resulted primarily from higher accounts payable to suppliers, offset in part by lower income taxes payable.

"Purchases of property, plant and equipment-net" during the twelve months ended December 31, 1999, was $164.9 million, 30.7% below the $237.8 million spent in 1998. Growth initiatives continued, however, as the company supported capital projects consistent with its strategies to maintain industry leadership. The company also invested approximately $29 million to increase its ownership from 40% to 80% in Timken India Limited. In 1998, the company invested $41.7 million in new acquisitions. Further capital investments in technologies within plants throughout the world provide the opportunity to improve the company's competitiveness and meet the needs of its growing base of customers.

The company also used funds during the year to repay debt and to repurchase shares of the company's stock under the 1998 common stock purchase plan. During 1999, the


                                                                   TIMKEN

company acquired about 800,000 shares to be held in treasury as authorized under the 1998 plan. As of year-end 1999,
2.6 million shares of the 4 million shares authorized were purchased pursuant to the plan. The authorization to purchase shares under the 1998 plan expires December 31, 2001. The company expects that cash generated from operating activities during 2000 will be sufficient to cover working capital, pay dividends, fund debt service requirements and fund currently planned capital expenditures. Any further cash needs, such as those that may be required for potential future acquisitions or cash contributions to the company's pension plans, could be met by short-term borrowing and issuance of medium-term notes.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OTHER INFORMATION

The industry's antidumping duty orders covering imports of tapered roller bearings from Japan, China, Hungary and Romania are currently in the process of being reviewed by U.S. government agencies to determine whether dumping and injury to the domestic industry are likely to continue or recur if the orders were to be revoked. These reviews commenced in April 1999, and should conclude by the end of the second quarter 2000. The company is actively participating in the proceedings. If the U.S. government determines that dumping and injury are likely to continue or recur, the antidumping duty finding and orders will continue in place for another five years. If, however, a determination is made that injury to the domestic industry is unlikely to continue or recur with respect to any of the four countries covered, the finding or order will be revoked with respect to that country. If, following the revocation of such an order, injurious dumping does continue or recur, contrary to the finding of the government, the improved conditions of fair trade of tapered roller bearings in the U.S., which resulted from the existing orders, would deteriorate. If injurious dumping does occur, such dumping could have a material adverse effect on the company's business, financial condition or results of operations.

In readying systems for 2000 compliance, the company used a defined methodology that included inventory and assessment, remediation, test, integration, implementation and contingency plan components. Begun in 1996, this program encompassed Timken worldwide business systems and operations, manufacturing and distribution systems, technical architecture, end-user computing and the company's supplier and customer base.

This effort led to the successful startup of global business systems and production operations during and immediately after the January 1st weekend. To date, no environmental, systems or operational problems have resulted that impact the company's ability to conduct business or its financial position. The company has not experienced any significant year-2000-related compliance problems with its customers, suppliers, business partners or governments. A program that will continue through March 31, 2000, has been implemented to monitor and control year 2000 turnover at all corporate facilities.

Total costs associated with the company's year 2000 conversion efforts were approximately $13 million. The
Timken Company's year 2000 efforts have had minimal impact on its other information technology programs.

In 1999, the company increased its discount rate for U.S.- based pension and postretirement benefit plans from 7.0% to 8.25% to reflect the increase in year-end interest rates. However, the favorable impact that this change has on pension and postretirement expense calculations will be more than offset by plan improvements. The combined expense for U.S.-based pension and postretirement benefits is expected to increase by about $21 million in 2000.

Changes in short-term interest rates related to three separate funding sources affect company earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowing at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an interest expense increase of $1.6 million with the corresponding decrease of income before taxes of the same amount. This amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Fluctuations in the value of the U.S. dollar as compared to foreign currencies, predominantly in European countries, also affect company earnings. The greatest risk relates to product shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. In addition, hedges are used to cover third-party purchases of product and equipment. As of December 31, 1999, there were $27.4 million of hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a shortfall of $0.7 million on these hedges. In addition to the direct impact on the hedged amounts, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors' products become more or less attractive.

The company's subsidiary in Romania is considered to operate in a highly inflationary economy. Therefore, foreign currency gains and losses resulting from transactions and the translation of financial statements are included in the results of operations. In 1999, the company recorded unrealized exchange losses of $9.1 million related to the translation of Timken Romania's financial statements. The devaluation of the Brazilian real that occurred in January 1999 did not have a significant impact on the company's results of operations for the year.

The company continues to protect the environment and comply with environmental protection laws. The company has invested in pollution control equipment and updated plant operational practices. In 1999, the company reissued its environmental policy, revised in accordance with ISO 14001 environmental management system requirements, and committed to becoming ISO 14001 certified within the next several years. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws as well as to standards that have been established for all units worldwide.

It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone. This continues to be true in view of the fact that the rules have now been remanded by the federal courts for further consideration by the EPA.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRP's) by the

Consolidated Statement of Shareholders' Equity

                                               Common Stock      Earnings  Accumulated
                                                        Other    Invested    Other
                                             Stated    Paid-In    in the  Comprehensive   Treasury
                                   Total     Capital   Capital   Business    Income         Stock
(Thousands of dollars)
Year Ended December 31, 1997
 Balance at January 1, 1996       $ 922,228  $53,064   $270,840  $619,061  $(12,799)     $  (7,938)
 Net income                         171,419                       171,419
 Foreign currency translation
  adjustments (net of income tax
  of $3,401)                        (22,516)                                (22,516)
 Minimum pension liability
  adjustment (net of income tax
  of $1,589)                         (2,711)                                 (2,711)
 Total comprehensive income         146,192
 Dividends-$0.66 per share          (41,447)                      (41,447)
 Issuance of 32,224 shares(1)         3,033               3,033
 Purchase of 697,100 shares for
  treasury                          (18,083)                                               (18,083)
 Issuance of 897,985 shares
  from treasury(1)                   20,153                                                 20,153
Balance at December 31, 1997     $1,032,076   $53,064   $273,873  $749,033  $(38,026)    $  (5,868)

Year Ended December 31, 1998
 Net income                         114,537                        114,537
 Foreign currency translation
  adjustments (net of income tax
  of $1,315)                         (8,096)                                  (8,096)
 Minimum pension liability
  adjustment (net of income tax
  of $2,106)                         (3,594)                                  (3,594)
 Total comprehensive income         102,847
 Dividends-$0.72 per share          (44,776)                       (44,776)
 Purchase of 3,012,900 shares for
  treasury                          (80,462)                                               (80,462)
 Issuance of 1,981,065 shares
  from treasury(1)                   46,396              (12,717)                           59,113
Balance at December 31, 1998     $1,056,081   $53,064   $261,156  $818,794  $(49,716)    $ (27,217)

Year Ended December 31, 1999
 Net income                          62,624                         62,624
 Foreign currency translation
  adjustments (net of income tax
  of $2,829)                        (13,952)                                 (13,952)
 Minimum pension liability
  adjustment (net of income tax
  of $274)                             (466)                                    (466)
 Total comprehensive income          48,206
 Dividends-$0.72 per share          (44,502)                       (44,502)
 Purchase of 804,500 shares for
  treasury                          (14,271)                                               (14,271)
 Issuance of 152,425 shares
  from treasury(1)                      467                         (2,869)                  3,336
Balance at December 31, 1999     $1,045,981   $53,064   $258,287  $836,916  $(64,134)    $ (38,152)

(1)Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 25 through 33.


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

The Timken Aerospace & Super Precision Bearings subsidiary has two environmental projects at its manufacturing locations in New Hampshire.
The company has provided for the costs of these projects, which to date have been $3.8 million. A portion of these costs is being recovered from a former owner of the property. Future operating and maintenance costs are expected to be $1.4 million.

The company has environmental projects at two of its manufacturing locations in Ohio. A remediation system was installed at the Columbus plant in 1998 and at the oil house site in Canton in December 1999. The company has provided for the cost of these projects which to date have been $3.8 million. A portion of the cost of the oil house project is being recovered from the Ohio Petroleum Underground Storage Tank Release Compensation Board. Future operating and maintenance costs are expected to be approximately $1.2 million.

Notes to Consolidated Financial Statements                         TIMKEN



1. Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Revenue Recognition: The company recognizes revenue when products are shipped or services rendered.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 75% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $142,806,000 and $167,466,000 greater at December 31, 1999 and 1998, respectively.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation.
Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company's carrying value of the goodwill would be reduced by the estimated shortfall of the cash flows. In addition, the company assesses long-lived assets for impairment under Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed
Of."   Under those rules, goodwill associated with assets
acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be
recoverable.   No reduction of goodwill for impairment was
necessary in 1999 or in previous years.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to continue to finance expansion of its operations outside the United States by reinvesting undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $46,000,000 at December 31, 1999. Accordingly, U.S. income taxes have not been provided on such earnings. While the amount of any U.S. income taxes on these reinvested earnings
- if distributed in the future - is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive income. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded a foreign currency exchange loss of $9,856,000 in 1999, a loss of $1,332,000 in 1998 and a gain of $731,000 in 1997.

Earnings Per Share: Earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted by the company effective January 1, 2001. Because of the company's minimal use of derivatives, management anticipates that the adoption of the new Statement will not have a significant effect on earnings or the financial position of the company.

Reclassifications: Certain amounts reported in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

Notes to Consolidated Financial Statements



2.  Acquisitions

In March 1999, the company increased its ownership of Timken India Limited (formerly Tata Timken Limited) from 40% to 80%. Prior to the additional investment, the company accounted for Timken India using the equity method. As a result of the transaction, the Timken India financial position and operating results are consolidated into the company's financial statements.

In December 1998, the company purchased Desford Steel Tubes
Ltd. of Leicester, England, to form Timken Desford Steel, a manufacturer of seamless mechanical tubing for bearing, automotive, off-highway and defense applications. During
1998, the company completed the acquisition of Bearing
Repair Specialists, an industrial bearing repair business that reconditions or modifies a wide variety of bearing types for industrial customers in the United States and Canada.

In 1997, the company completed the acquisition of Handpiece Headquarters, Inc. and the aerospace bearing operations of the Torrington Company Limited that operate as subsidiaries under Timken Aerospace & Super Precision Bearings. In February 1997, the company purchased a third company, Gnutti Carlo S.p.A., a manufacturer of medium-sized industrial bearings. Also, the company acquired a 70% interest in Rulmenti Grei S.A. to form Timken Romania in December 1997, which produces bearings used in industrial applications.

The total cost of these acquisitions amounted to $29,240,000 in 1999; $41,667,000 in 1998; and $78,739,000 in 1997. A
portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of the assets was $30,425,000 in 1999; $50,115,000 in 1998; and
$85,619,000 in 1997; the fair value of liabilities assumed was $9,790,000 in 1999; $13,026,000 in 1998; and $20,075,000
in 1997. The purchase allocation for Timken India is preliminary, subject to obtaining asset appraisals. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. All of the acquisitions were accounted for as purchases. The company's consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.


3.  Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended
December 31:

                                           1999         1998         1997
(Thousands of dollars, except per share data)
 Numerator:
  Net income for earnings per share
   and earnings per share - assuming
   dilution - income available to
   common shareholders                   $  62,624    $ 114,537    $ 171,419

 Denominator:
  Denominator for earnings per share -
   weighted-average shares              61,795,162   62,244,097   62,786,387
  Effect of dilutive securities:
   Stock options and awards - based on
    the treasury stock method              230,651      565,672    1,017,747
   Denominator for earnings per share -
    assuming dilution - adjusted
    weighted-average shares             62,025,813   62,809,769   63,804,134

 Earnings per share                      $    1.01    $    1.84    $    2.73
 Earnings per share - assuming
  dilution                               $    1.01    $    1.82    $    2.69


4. Comprehensive Income

Accumulated comprehensive income consists of the following:

                                              1999      1998       1997
(Thousands of dollars)
Foreign currency translation adjustment    $(57,363)  $(43,411) $(35,315)
Minimum pension liability adjustment         (6,771)    (6,305)   (2,711)
                                           $(64,134)  $(49,716) $(38,026)

                                                                   TIMKEN



5.  Financing Arrangements

Long-term debt at December 31, 1999 and 1998 was as follows:

                                                        1999       1998
(Thousands of dollars)
Fixed-rate Medium-Term Notes, Series A, due at various
dates through May 2028, with interest rates ranging
from 6.20% to 7.76%                                   $252,000   $267,000
Variable-rate State of Ohio Air Quality and Water
Development Revenue Refunding Bonds, maturing on
June 1, 2001 (5.65% at December 31, 1999)               21,700     21,700
Variable-rate State of Ohio Pollution Control Revenue
Refunding Bonds, maturing on July 1, 2003 (5.35% at
December 31, 1999)                                      17,000     17,000
Variable-rate State of Ohio Water Development Revenue
Refunding Bonds, maturing May 1, 2007 (5.65% at
December 31, 1999)                                       8,000      8,000
Variable-rate State of Ohio Water Development Authority
Solid Waste Revenue Bonds, maturing on July 2, 2032
(5.75% at December 31, 1999)                            24,000     24,000
Other                                                    9,957      5,105
                                                       332,657    342,805
Less current maturities                                  5,314     17,719
                                                      $327,343   $325,086

The aggregate maturities of long-term debt for the five years subsequent to December 31, 1999, are as follows:
2000-$5,314,000; 2001-$23,650,000; 2002-$36,266,000;
2003-$17,663,000; and 2004-$5,421,000.

Interest paid in 1999, 1998 and 1997 approximated $32,000,000; $28,000,000 and $24,000,000, respectively.
This differs from interest expense due to timing of payments and interest capitalized of $3,700,000 in 1999; $4,800,000 in 1998; and $2,200,000 in 1997 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 5.2% in 1999, 5.6% in 1998 and 5.7% in 1997. The weighted-average interest rate on short-term debt during the year was 6.3% in 1999, 7.4% in 1998 and 6.6% in 1997.

At December 31, 1999, the company had available $264,000,000 through an unsecured $300,000,000 revolving or competitive bid credit agreement with a group of banks. The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company's option-adjusted prime, Eurodollar, competitive bid Eurodollar, or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 1999, enables the company to issue up to an additional $200,000,000 of long-term debt securities in the public markets.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $17,724,000, $16,934,000 and $16,689,000 in
1999, 1998 and 1997, respectively. At December 31, 1999, future minimum lease payments for noncancelable operating leases totaled $41,741,000 and are payable as follows:
2000-$12,056,000; 2001-$8,190,000; 2002-$6,338,000;
2003-$5,163,000; 2004-$4,141,000; and $5,853,000,
thereafter.


6.  Financial Instruments

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 1999 and 1998, the company had forward exchange contracts, all having maturities of less than one year, in amounts of $27,393,000 and $21,613,000, respectively, which approximates their fair value. The forward exchange contracts were primarily entered into by the company's German subsidiary and exchanged Deutsche marks for U.S. dollars and British pounds. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments.
The fair value of the company's fixed-rate debt, based on discounted cash flow analysis, was $241,000,000 and $293,000,000 at December 31, 1999 and 1998, respectively.
The carrying value of this debt was $264,000,000 and $284,000,000.

Notes to Consolidated Financial Statements



7.  Retirement and Postretirement Benefit Plans

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 1999, the plans had 10,073,214 shares of Timken Company common stock with a fair value of $205,871,000. Company contributions to the plans, including performance sharing, amounted to $14,891,000 in 1999; $16,380,000 in 1998; and $16,245,000 in
1997. The company paid dividends totaling $6,838,000 in 1999; $5,519,000 in 1998; and $4,366,000 in 1997, to plan participants holding common shares.

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

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 1999 and 1998:

                               Defined Benefit      Postretirement Plans
                                Pension Plans
                               1999        1998        1999        1998
(Thousands of dollars)
Change in benefit obligation
Benefit obligation at
 beginning of year           $1,496,111  $1,296,866  $ 463,385   $ 414,570
Service cost                     35,876      32,441      4,857       4,562
Interest cost                   103,232      95,520     33,525      30,188
Amendments                       27,514      20,140        -0-       1,772
Actuarial (gains) losses       (135,485)    135,029       (833)     41,786
Associate contributions           1,371       1,517        -0-         -0-
Acquisition                      12,155         -0-        -0-         -0-
International plan exchange
 rate change                     (3,997)         84       (109)        127
Benefits paid                   (85,048)    (85,486)   (34,518)    (29,620)
Benefit obligation at end of
 year                        $1,451,729  $1,496,111  $ 466,307   $ 463,385

Change in plan assets (1)
Fair value of plan assets at
 beginning of year           $1,314,158  $1,207,847
Actual return on plan assets    171,566     178,288
Associate contributions           1,371       1,517
Company contributions            46,673      11,751
Acquisition                      12,155         -0-
International plan exchange
 rate change                     (3,422)        241
Benefits paid                   (85,048)    (85,486)
Fair value of plan assets at
 end of year                 $1,457,453  $1,314,158

Funded status
Projected benefit obligation
 (in excess of) or less
 than plan assets            $    5,724  $ (181,953) $(466,307)  $(463,385)
Unrecognized net actuarial
 (gain) loss                   (261,711)    (54,013)    78,708      83,791
Unrecognized net asset at
 transition dates, net of
 amortization                    (6,253)     (9,244)       -0-         -0-
Unrecognized prior service
 cost (benefit)                 115,066     104,433    (35,370)    (40,080)
Accrued benefit cost         $ (147,174) $ (140,777) $(422,969)  $(419,674)


Amounts recognized in the
 consolidated balance sheet
Accrued benefit liability    $ (158,754) $ (151,777) $(422,969)  $(419,674)
Intangible asset                    840        1,000       -0-         -0-
Minimum pension liability
 included in accumulated
 other comprehensive income      10,740       10,000       -0-         -0-
Net amount recognized        $ (147,174) $ (140,777) $(422,969)  $(419,674)

(1)Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

                                                                   TIMKEN



Amounts applicable to the company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

                                                       1999       1998
(Thousands of dollars)
Projected benefit obligation                         $32,488    $710,880
Accumulated benefit obligation                        29,739     652,095
Fair value of plan assets                                -0-     567,753

The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:

                           Pension Benefits         Postretirement Benefits
                        1999      1998     1997     1999     1998    1997
Assumptions
Discount rate          8.25%      7.0%     7.25%    8.25%    7.0%   7.25%
Future compensation
 assumption         3% to 4%  3% to 4%  3% to 4%
Expected long-term
 return on plan
 assets                9.25%     9.25%     9.25%

Components of net periodic benefit cost
(Thousands of dollars)
Service cost        $ 35,876   $32,441  $26,144  $ 4,857  $ 4,562 $ 4,116
Interest cost        103,232    95,520   88,683   33,525   30,188  28,691
Expected return on
 plan assets        (102,148)  (95,083) (91,384)     -0-      -0-     -0-
Amortization of
 prior service cost   16,412    16,033   13,019   (4,474)  (4,489) (4,547)
Recognized net
 actuarial loss        1,724     1,646      764    3,796      544     -0-
Amortization of
 transition asset     (1,951)   (2,143)  (2,283)     -0-      -0-     -0-
Net periodic
 benefit cost       $ 53,145   $48,414  $34,943  $37,704  $30,805 $28,260

For measurement purposes, the company assumed an annual rate of increase in the per capita cost of health care benefits (health care cost trend rate) of 7.5% declining gradually to 6% in 2002 and thereafter for pre-age 65 benefits, and 6% for post-65 benefits.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the 1999 total service and interest cost components by $1,907,000 and would increase the postretirement benefit obligation by $25,409,000. A one percentage point decrease would provide corresponding reductions of $1,831,000 and $24,183,000, respectively.


8.  Research and Development

Expenditures committed to research and development amounted to approximately $50,000,000 in 1999; $48,000,000 in 1998;
and $43,000,000 in 1997. Such expenditures may fluctuate from year to year depending on special projects and needs.


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

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares. In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by Financial Accounting Standard (FAS) No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of FAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods. The pro forma information indicates a decrease in net income of $5,056,000 in 1999; $3,787,000 in 1998; and $2,901,000 in 1997.

Following is the pro forma information and the related assumptions under the Black-Scholes method:

                                               1999     1998      1997
(Thousands of dollars except per share data)
Pro forma net income                         $57,568  $110,750  $168,518
Earnings per share                           $  0.93  $   1.78  $   2.68
Earnings per share - assuming dilution       $  0.93  $   1.76  $   2.64
Assumptions:
 Risk-free interest rate                       5.33%     5.74%     6.90%
 Dividend yield                                2.79%     2.78%     3.13%
 Expected stock volatility                     0.444     0.271     0.235
 Expected life - years                             8         8         8


A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

                               1999                   1998                  1997
                                  Weighted-              Weighted-             Weighted-
                                   Average                Average               Average
                                   Exercise               Exercise              Exercise
                        Options     Price      Options     Price     Options     Price

Outstanding - beginning
of year                3,526,301    $23.73    3,180,136    $20.15   3,091,994    $17.80
Granted                1,186,100     19.45      861,900     33.35     762,200     26.44
Exercised               (186,774)    16.72     (510,635)    17.71    (653,608)    16.41
Canceled or expired       (9,951)    22.13       (5,100)    21.47     (20,450)    18.77
Outstanding - end of
year                   4,515,676    $22.90    3,526,301    $23.73   3,180,136    $20.15
Options exercisable    2,171,996              1,710,031             1,617,355

The company sponsors a performance target option plan that is contingent upon the company's common shares reaching specified fair market values.
Under the plan, no awards were issued nor was compensation expense recognized during 1997, 1998 or 1999.

Exercise prices for options outstanding as of December 31, 1999, range from $12.88 to $33.75 and the weighted-average remaining contractual life of these options is 7 years. The estimated weighted-average fair values of stock options granted during 1999, 1998 and 1997 were $8.11, $10.19 and $7.58, respectively. At December 31, 1999, a total of 263,829 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 87,206, 78,831 and 71,188 common shares in 1999, 1998 and 1997, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The number of shares available for future grants for all plans, including stock options, is 308,783, 1,654,222 and 2,396,441 at year-end 1999, 1998 and
1997, respectively.

                                                                    TIMKEN
11.  Income Taxes

The provision (credit) for income taxes consisted of the following:

                        1999               1998               1997
                  Current  Deferred  Current  Deferred  Current  Deferred
(Thousands of dollars)
United States:
 Federal          $ 9,988  $20,884   $50,056  $ 5,173   $76,866  $(4,627)
 State and local     (552)   2,835     6,212   (1,384)   10,248     (294)
Foreign             6,171   (2,959)    7,610    3,146     9,623    3,357
                  $15,607  $20,760   $63,878  $ 6,935   $96,737  $(1,564)

The company made income tax payments of approximately
$14,760,000 in 1999; $62,190,000 in 1998; and $93,486,000 in
1997. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 1999 and 1998 was as follows:

                                                       1999       1998
(Thousands of dollars)
Deferred tax assets:
 Accrued postretirement benefits cost                $156,777   $156,371
 Accrued pension cost                                  27,949     47,185
 Benefit accruals                                      24,051     19,634
 Foreign tax loss carryforwards                        15,041     14,367
 Other-net                                             17,160     25,375
 Valuation allowance                                  (15,041)   (14,367)
                                                      225,937    248,565
Deferred tax liability-depreciation                  (192,378)  (185,868)
Net deferred tax asset                               $ 33,559   $ 62,697

Following is the reconciliation between the provision for income taxes and the amount computed by applying the statutory U.S. federal income tax rate of 35% to income before income taxes:

                                                 1999     1998      1997
(Thousands of dollars)
Income tax at the statutory federal rate       $34,647  $64,873   $93,307
Adjustments:
 State and local income taxes, net of federal
  tax benefit                                    1,484    3,138     6,470
 Tax on foreign remittances                      1,216      -0-       -0-
 Non-deductible unrealized exchange losses       1,548      -0-       -0-
 Foreign tax credits                            (2,205)     -0-       -0-
 Losses without current tax benefits               -0-    2,307       -0-
 Research tax credit claims for prior years        -0-      -0-    (4,000)
 Other items                                      (323)     495      (604)
Provision for income taxes                     $36,367  $70,813   $95,173
Effective income tax rate                          37%      38%       36%

Notes to Consolidated Financial Statements



12.  Segment Information

DESCRIPTION OF TYPES OF PRODUCTS AND SERVICES FROM WHICH EACH REPORTABLE SEGMENT DERIVES ITS REVENUES
The company has two reportable segments: Bearings and Steel. The company's Bearings business sells directly to customers in the automotive, railroad, aerospace, industrial and service replacement markets. The company's tapered roller bearings are used in a wide variety of products including passenger cars, trucks, railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings are used in aircraft, missile guidance systems, computer peripherals and medical instruments. Other bearing products manufactured by the company include cylindrical, spherical, straight and ball bearings for industrial markets.

Steel products include steels of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products including precision steel components. A significant portion of the company's steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company's distribution facilities.

MEASUREMENT OF SEGMENT PROFIT OR LOSS AND SEGMENT ASSETS
The company evaluates performance and allocates resources based on return on capital and profitable growth.
Specifically, the company measures segment profit or loss based on earnings before interest and income taxes (EBIT).
The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

FACTORS USED BY MANAGEMENT TO IDENTIFY THE ENTERPRISE'S
REPORTABLE SEGMENTS
The company's reportable segments are business units that offer different products. Each reportable segment is managed separately because each manufactures and distributes distinct products with different production processes.

Geographic Financial           United                Other
Information                    States     Europe   Countries  Consolidated
(Thousands of dollars)
1999
Net sales                    $1,922,092  $364,380   $208,562   $2,495,034
Income before income taxes      112,556   (28,936)    15,371       98,991
Non-current assets            1,303,980   240,020     63,792    1,607,792

1998
Net sales                    $2,118,529  $373,877   $187,435   $2,679,841
Income before income taxes      172,388    10,757      2,205      185,350
Non-current assets            1,319,043   254,056     26,595    1,599,694

1997
Net sales                    $2,077,822  $339,630   $200,110   $2,617,562
Income before income taxes      229,612    15,916     21,064      266,592
Non-current assets            1,208,851   223,801     38,727    1,471,379


                                                                   TIMKEN



Segment Financial Information             1999        1998        1997
(Thousands of dollars)
Bearings
Net sales to external customers        $1,759,871  $1,797,745  $1,718,876
Depreciation and amortization              83,255      80,175      76,625
Earnings before interest and taxes         80,548     133,318     165,520
Interest expense                          (21,817)    (22,425)    (16,880)
Interest income                             3,018       2,086       1,270
Capital expenditures                      116,569     145,613     122,350
Assets employed at year-end             1,476,545   1,514,780   1,455,086

Steel
Net sales to external customers        $  735,163  $  882,096  $  898,686
Intersegment sales                        211,870     200,911     204,295
Depreciation and amortization              66,694      59,658      57,806
Earnings before interest and taxes         44,039      73,825     121,203
Interest expense                           (9,347)     (7,714)     (6,802)
Interest income                             4,017       4,537       2,200
Capital expenditures                       56,653     113,008     107,582
Assets employed at year-end               964,773     935,251     871,464

Total
Net sales to external customers        $2,495,034  $2,679,841  $2,617,562
Depreciation and amortization             149,949     139,833     134,431
Earnings before interest and taxes        124,587     207,143     286,723
Interest expense                          (31,164)    (30,139)    (23,682)
Interest income                             7,035       6,623       3,470
Capital expenditures                      173,222     258,621     229,932
Assets employed at year-end             2,441,318   2,450,031   2,326,550

Income Before Income Taxes
Total EBIT for reportable segments     $  124,587  $  207,143  $  286,723
Interest expense                          (27,225)    (26,502)    (21,432)
Interest income                             3,096       2,986       1,258
Intersegment adjustments                   (1,467)      1,723          43
Income before income taxes             $   98,991  $  185,350  $  266,592

Segment interest expense and income include intersegment amounts. Both intersegment interest expense and income of $3,939,000, $3,637,000 and $2,250,000 incurred in 1999, 1998 and 1997, respectively, were deducted from combined segment amounts to reconcile consolidated amounts.


Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF THE TIMKEN
COMPANY

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.



ERNST & YOUNG LLP


Canton, Ohio
February 3, 2000


SUMMARY OF OPERATIONS AND OTHER COMPARATIVE DATA
(Thousands of dollars, except per share data)
                              1999         1998        1997        1996

Statements of Income
 Net sales:
  Bearings                 $1,759,871   $1,797,745  $1,718,876  $1,598,040
  Steel                       735,163      882,096     898,686     796,717
 Total net sales            2,495,034    2,679,841   2,617,562   2,394,757

 Cost of products sold      2,002,366    2,098,186   2,005,374   1,828,394
 Selling, administrative and
  general expenses            359,910      356,672     332,419     319,458
 Impairment and
  restructuring charges           -0-          -0-         -0-         -0-
 Operating income (loss)      132,758      224,983     279,769     246,905
 Earnings before interest
  and taxes (EBIT)            123,120      208,866     286,766     242,304
 Interest expense              27,225       26,502      21,432      17,899
 Income (loss) before income
  taxes                        98,991      185,350     266,592     225,259
 Provisions for income taxes
  (credit)                     36,367       70,813      95,173      86,322
 Income (loss) before
  cumulative effect of
  accounting changes           62,624      114,537     171,419     138,937
 Net income (loss)         $   62,624   $  114,537  $  171,419  $  138,937

Balance Sheets
 Inventory                 $  446,588   $  457,246  $  445,853  $  419,507
 Current assets               833,526      850,337     855,171     793,633
 Working capital              275,865      359,914     275,607     265,685
 Property, plant and
  equipment (less
  depreciation)             1,381,474    1,349,539   1,220,516   1,094,329
 Total assets               2,441,318    2,450,031   2,326,550   2,071,338
 Total debt                   449,890      469,398     359,431     302,665
 Total liabilities          1,395,337    1,393,950   1,294,474   1,149,110
 Shareholders' equity      $1,045,981   $1,056,081  $1,032,076  $  922,228

Other Comparative Data
 Net income (loss)/Total
  assets                         2.6%         4.7%        7.4%        6.7%
 Net income (loss)/Net sales     2.5%         4.3%        6.5%        5.8%
 EBIT/Beginning invested
  capital (1)                    5.6%        10.5%       16.1%       15.1%
 Inventory days (FIFO)          108.4        109.4       111.5       117.5
 Net sales per
  associate (2)            $    119.1   $    127.5  $    130.5  $    132.4
 Capital expenditures      $  173,222   $  258,621  $  229,932  $  155,925
 Depreciation and
  amortization             $  149,949   $  139,833  $  134,431  $  126,457
 Capital expenditures/
  Depreciation                 120.3%       192.5%      177.3%      127.0%
 Dividends per share       $     0.72   $     0.72  $     0.66  $     0.60
 Earnings per share (3)    $     1.01   $     1.84  $     2.73  $     2.21
 Earnings per share -
  assuming dilution (3)    $     1.01   $     1.82  $     2.69  $     2.19
 Debt to total capital          30.1%        30.8%       25.8%       24.7%
 Number of associates at
  year-end                     20,856       21,046      20,994      19,130
 Number of shareholders (4)    42,907       45,942      46,394      31,813

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

                                                                   TIMKEN


   1995        1994         1993        1992         1991       1990(5)



$1,524,728  $1,312,323   $1,153,987  $1,169,035   $1,128,972  $1,173,056
   705,776     618,028      554,774     473,275      518,453     527,955
 2,230,504   1,930,351    1,708,761   1,642,310    1,647,425   1,701,011

 1,723,463   1,514,098    1,369,711   1,300,744    1,315,290   1,287,534

   304,046     283,727      276,928     299,305      300,274     287,971

       -0-         -0-       48,000         -0-       41,000         -0-
   202,995     132,526       14,122      42,261       (9,139)    125,506

   197,957     134,674        7,843      40,606      (16,724)    119,199
    19,813      24,872       29,619      28,660       26,673      26,339

   180,174     111,323      (20,919)     13,431      (41,950)     98,816

    67,824      42,859       (3,250)      8,979       (6,263)     43,574


   112,350      68,464      (17,669)      4,452      (35,687)     55,242
$  112,350  $   68,464   $ (271,932) $    4,452   $  (35,687) $   55,242


$  367,889  $  332,304   $  299,783  $  310,947   $  320,076  $  379,543
   710,258     657,180      586,384     556,017      562,496     657,865
   247,895     178,556      153,971     165,553      148,950     238,486


 1,039,382   1,030,451    1,024,664   1,049,004    1,058,872   1,025,565
 1,925,925   1,858,734    1,789,719   1,738,450    1,759,139   1,814,909
   211,232     279,519      276,476     320,515      273,104     266,392
 1,104,747   1,125,843    1,104,407     753,387      740,168     740,208
$  821,178  $  732,891   $  685,312  $  985,063   $1,018,971  $1,074,701



      5.8%        3.7%      (15.2)%        0.3%       (2.0)%        3.0%
      5.0%        3.5%      (15.9)%        0.3%       (2.2)%        3.2%

     12.6%        9.0%         0.5%        2.5%       (1.0)%        7.9%
     112.2       118.0        122.5       137.8        139.9       162.8

$    134.2  $    119.9   $    104.5  $     95.3   $     90.0  $     94.2
$  131,188  $  119,656   $   92,940  $  139,096   $  144,678  $  120,090

$  123,409  $  119,255   $  118,403  $  114,433   $  109,252  $  101,260

    109.1%      102.6%        80.2%      124.4%       135.6%      120.4%
$    0.555  $     0.50   $    0.50   $     0.50   $    0.50   $     0.49

$     1.80  $     1.11   $   (0.29)  $     0.07   $   (0.60)  $     0.92
$     1.78  $     1.10   $   (0.29)  $     0.07   $   (0.60)  $     0.92
     20.5%       27.6%        28.7%       24.5%        21.1%       19.9%

    17,034      16,202       15,985      16,729       17,740      18,860
    26,792      49,968       28,767      31,395       26,048      25,090


(4)Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

(5)Includes Timken Aerospace & Super Precision Bearings for seven months.


APPENDIX TO EXHIBIT 13

On page 1 of the printed document, three bar charts were shown which contain the following information:

(1)  Net Sales ($ Millions)

     1995       2,231
     1996       2,395
     1997       2,618
     1998       2,680
     1999       2,495

(2)  Total Annual Return to Shareholders

     1995       11.7%
     1996       23.1%
     1997       53.4%
     1998      -43.5%
     1999       12.4%

(3)  Inventory Days

     1990      162.8
     1993      122.5
     1996      117.5
     1999      108.4

On page 32 of the printed document, three pie charts were shown that contain the following information:

(1)  The Timken Company Net Sales to Customers

     Bearings       71%
     Steel          29%

(2)  The Timken Company Net Sales by Geographic Area

     United States  77%
     Europe         15%
     Other           8%

(3)  Steel Net Sales - Total

     Customers      78%
     Intersegment   22%

On page 34 of the printed document, two bar charts were shown that contain the following information:

(1)  Total Net Sales to Customers (Billions of dollars)
                         Bearings                 Steel
         1990             1.173                   0.528
         1991             1.129                   0.518
         1992             1.169                   0.473
         1993             1.154                   0.555
         1994             1.312                   0.618
         1995             1.525                   0.706
         1996             1.598                   0.797
         1997             1.719                   0.899
         1998             1.798                   0.882
         1999             1.760                   0.735

(2)  Return on Net Sales*
                          Operating
                         Income (Loss)    Income(Loss)
         1990                 7.4%           3.2%
         1991                 -.6%          -2.2%
         1992                 2.6%            .3%
         1993                  .8%          -1.0%
         1994                 6.9%           3.5%
         1995                 9.1%           5.0%
         1996                10.3%           5.8%
         1997                10.7%           6.5%
         1998                 8.4%           4.3%
         1999                 5.3%           2.5%

     *Before cumulative effect of accounting changes

On page 35 of the printed document, two bar charts were shown that contain the following information:

(1)  Earnings* and Dividends per Share
                             Earnings         Dividends
                             Per Share        Per Share
         1990                  0.92            0.490
         1991                 -0.60            0.500
         1992                  0.07            0.500
         1993                 -0.29            0.500
         1994                  1.10            0.500
         1995                  1.78            0.555
         1996                  2.19            0.600
         1997                  2.69            0.660
         1998                  1.82            0.720
         1999                  1.01            0.720

     *Assuming dilution and before cumulative effect of accounting changes

(2)  EBIT/Beginning Invested Capital

         1990                 7.9%
         1991                -1.0%
         1992                 2.5%
         1993                 0.5%
         1994                 9.0%
         1995                12.6%
         1996                15.1%
         1997                16.1%
         1998                10.5%
         1999                 5.6%