Form 10-K, Exhibit 13
period 2000-12-31
TIMKEN CO
filed 2001-03-30
CIK 98362

Exhibit 13

financial summary

2000		1999
(Thousands of dollars, except per share data)
Net sales Impairment and restructuring charges Income before income taxes Provision for income taxes Net income Earnings per share Earnings per share - assuming dilution Dividends per share	$ 2,643,008 27,754 70,597 24,709 $ 45,888 $ .76 $ .76 $ .72	$ 2,495,034 - 98,991 36,367 $ 62,624 $ 1.01 $ 1.01 $ .72

quarterly financial data

2000	Net Sales	Gross Profit	Impairment & Restructuring	Net Income	Earnings per Share(1)		Dividends per Share
					Basic	Diluted
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 685,791 693,263 632,243 631,711	$ 144,965 142,476 109,545 103,887	$ 14,759 3,322 3,453 6,220	$ 16,040 21,240 7,685 923	$ .26 .35 .13 .02	$ .26 .35 .13 .02	$ .18 .18 .18 .18

	$ 2,643,008	$ 500,873	$ 27,754	$ 45,888	$ .76	$ .76	$ .72
1999
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 625,370 636,099 601,703 631,862	$ 126,559 119,601 116,341 130,167	$ - - - -	$ 16,579 12,264 12,442 21,339	$ .27 .20 .20 .35	$ .27 .20 .20 .35	$ .18 $ .18 $ .18 $ .18

	$ 2,495,034	$ 492,668	$ -	$ 62,624	$ 1.01	$ 1.01	$ .72

(1) Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

2000 Stock Prices		1999 Stock Prices
High	Low	High	Low

$ 20 3/16 20 13/16 20 1/2 15 13/16	$ 14 15 1/2 13 9/16 12 5/8	$ 22 3/16 25 13/16 19 11/16 20 9/16	$ 16 1/8 15 15/16 15 3/4 15 5/8

1

consolidated Statement of Income

Year Ended December 31
2000		1999	1998
(Thousands of dollars, except per share data)
Net sales Cost of products sold	$ 2,643,008 2,142,135	$ 2,495,034 2,002,366	$ 2,679,841 2,098,186

Gross Profit   Selling, administrative and general expenses Impairment and restructuring charges
	500,873 367,499 27,754	492,668 359,910 -0-	581,655 356,672 -0-

Operating Income   Interest expense Interest income Other expense
	105,620 (31,922) 3,479 (6,580)	132,758 (27,225) 3,096 (9,638)	224,983 (26,502) 2,986 (16,117)

Income Before Income Taxes Provision for income taxes
	70,597 24,709	98,991 36,367	185,350 70,813

Net Income
	$ 45,888	$ 62,624	$ 114,537

Earnings Per Share
	$ 0.76	$ 1.01	$ 1.84

Earnings Per Share - Assuming Dilution
	$ 0.76	$ 1.01	$ 1.82

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

MD&A summary

Despite a slowing global economy and weakening of North American automotive markets, The Timken Company reported solid increases in sales and earnings in 2000, excluding special charges. In 2000, net sales were the second highest in the company’s history at $2.643 billion compared to $2.495 billion in 1999.

Through the end of 2000, the company recorded $38.9 million in pretax charges for impairment, restructuring and reorganization to streamline operations, reduce costs and realign businesses with global industries. Excluding these charges, after-tax earnings in 2000 were $74.6 million. Including these charges, earnings were $45.9 million, down from $62.6 million a year ago.

Debt increased to $514.6 million at the end of 2000, from $449.9 million in 1999, as the company increased working capital, funded growth initiatives and repurchased shares of its common stock.

Strong automotive demand and recovery of North American industrial markets boosted sales of bearing products in the first half of 2000, but weaker automotive demand slowed sales in the second half. Demand for industrial products slowed and Asia Pacific and European markets weakened in the last three months of 2000, while aerospace demand continued to strengthen. Net sales of steel products increased during 2000, but profitability in the steel businesses was hurt by the Euro's devaluation, higher energy prices and inventory corrections late in the year.

In 2000, the company rationalized operations, improved operating efficiencies and created alliances to expand product offerings and market reach. As a result of the restructuring, the company reduced its workforce by 612 positions by the end of 2000.

In the first quarter, the company announced plans to refocus bearing manufacturing in Duston, England, to specialize in products for the automotive industry and shift manufacturing of other products to facilities in Eastern Europe and the United States. A consolidation of European distribution operations was also launched.

In the second quarter, operations of three rail bearing reconditioning facilities were consolidated into one new facility in Knoxville, Tennessee. The closing of another rail bearing reconditioning facility in Little Rock, Arkansas, was announced in December.

In the third quarter, the company entered into a joint venture to bring advanced technology to the rail industry with a "smart" top-of-rail lubrication system that is designed to reduce fuel costs and improve productivity.

In the fourth quarter, the company agreed to sell the flat-ground tool steel business of Timken Latrobe Steel – Europe in Sheffield, England, to a group of private investors, and it refocused its high-speed steel business in the United Kingdom as part of Timken Desford Steel. The completion of this sale is expected by the end of the first quarter, 2001.

Three initiatives and an acquisition aimed at accelerating growth in specific markets were announced during the first part of January 2001. The company entered into a joint venture with another bearing manufacturer to produce forged and turned steel rings in Brazil, which is expected to reduce costs and create a local, high-quality source for these bearing components. The company entered into an e-business joint venture with three other manufacturing companies to provide North American distributors of industrial products with Web-based access and integrated logistics for premium brands. The company also joined these three companies and a fourth manufacturing company in forming a joint venture to provide e-business services for European distributors. It also acquired a manufacturer of dental handpiece repair equipment, and announced a buyout of its joint-venture partner in Yantai Timken Company Limited.

Management’s Discussion and Analysis of the Statement of Income

2000 compared to 1999

Net sales were $2.643 billion, 5.9% above 1999’s $2.495 billion. Although sales increased during 2000 as compared to 1999, they were lower in the second half of 2000 than the first half. North American light vehicle demand remained steady through October 2000, but began to decline during the fourth quarter and fell sharply in December as manufacturers lowered production and worked down inventories. Heavy truck demand weakened significantly in the second half of 2000. Industrial markets, which began recovering in 1999’s fourth quarter, have stagnated or shown slight weakening during the second half of 2000. Also, while the Euro strengthened in late 2000, its earlier devaluation against the U.S. dollar and British pound enabled European producers, especially steel manufacturers, to export into North America with lower prices, which has put more pressure on prices and operating margins. In addition, the Euro’s earlier depressed value substantially eroded margins on products manufactured in the U.S. and the United Kingdom and sold throughout the rest of Europe. The North American rail industry has been weak since mid-1999, while aerospace and super precision markets have strengthened slightly in the second half of 2000. Latin America remained strong during 2000, but it showed some signs of weakening in the last few months. Sales in Asia Pacific were up slightly over 1999’s levels.

Gross profit in 2000 was $500.9 million (19.0% of net sales), up from $492.7 million (19.7% of net sales). Gross profit in 2000 would have been higher except for $4.1 million in reorganization costs related to the company’s global restructuring and reorganization. The stronger performance in 2000 was driven by changes in sales mix, with growth in higher margin industrial sales offsetting weakening automotive sales. Additionally, higher manufacturing volumes and cost improvements made during the year offset higher contract wage and benefit costs in the U.S.

In March 2000, the company announced an acceleration of its global restructuring to position itself for profitable growth, to streamline operations, to reduce costs and to improve European profitability. These initiatives also are to improve competitiveness and transform the company into global business units. Implementation, employee severance and non-cash impairment charges of $55 million are expected through the first quarter of 2001, with $38.9 million recorded during 2000. The originally announced $35 million in annual savings has been revised to $29 million. This reduction is primarily driven by the cancellation of certain tax initiatives and problems experienced in the consolidation of European distribution operations.

Of the $38.9 million of charges recorded by the company in 2000, about $16.8 million related to non-cash asset impairment and abandoned acquisition expenses. Severance expenses accounted for $11.0 million, and reorganization implementation costs were $11.1 million. The company had originally announced that 600 positions would be eliminated worldwide. Through the 2000 year-end, the workforce has been reduced by 612 positions.

The impairment charges of $16.8 million were primarily the result of the consolidation of Steel business operations. The Steel business consolidation was in three areas: small bar finish equipment related to the exit of the small bar business; the write-off of excess equipment as a result of the successful operation of the new bar mill; and the idling of rotoroll equipment as a result of product rationalization between the Wooster Steel plant and Timken Desford Steel. Also included were $4.0 million related to abandoned acquisition, affiliation and divestiture efforts by the Steel business. Additionally, $2.1 million in impairment charges related to bearing operations.

Projects undertaken by the Bearings business to shift manufacturing, consolidate European distribution and streamline management structure accounted for $10.3 million of the $11.0 million in severance. A key component of the manufacturing shift is the company’s bearing manufacturing facility in Duston, England. It will be refocused to specialize and fuel growth in advanced automotive bearings, roller production and formed products and to transfer manufacturing to lower cost facilities in Romania, Poland and the United States. During 2000, the company reduced staff in Duston by 102, incurring separation costs of $2.8 million. An additional 54 position reductions are expected in 2001. In China, as announced in January 2001, the company is buying out its Chinese joint-venture partner in Yantai Timken Company, Limited, to obtain total management control, achieve greater productivity and efficiency, and grow export sales. To achieve efficiencies, Yantai Timken completed a labor management program, which reduced the workforce by 403 associates. The severance costs incurred were $2.4 million.

Consolidation of the European distribution operation was undertaken in 2000 to reduce logistics costs through greater distribution efficiencies. However, operational issues resulted in the suspension of the project; currently, an intense review is in progress to re-evaluate the implementation. Relocation of the Haan, Germany, warehouse to France occurred in 2000, and restructuring costs include $1.1 million for the separation expenses of 47 operative associates. Additional consolidation of warehousing and shipping facilities have been delayed; accordingly, $0.8 million of severance charges were reversed in the fourth quarter of 2000.

Management’s Discussion and Analysis of the Statement of Income (Continued)

The company’s reorganization into global business units drove the streamlining of the management structure. Severance costs of $4.0 million in the Bearings business and $0.7 million in Steel were recorded in 2000 related to 60 administrative staff reductions. Reorganization and implementation expenses of $11.1 million represent professional fees, relocation expenses, and the write-off of obsolete inventory.

Cash expenditures relating to the restructuring efforts in 2000 amounted to $8.0 million and were paid from operations. Additional cash expenditures of $3.0 million in 2001 are anticipated to pay out severance liabilities at December 31, 2000.

Operating income decreased to $105.6 million in 2000 compared to $132.8 million in 1999. Operating income in 2000 would have been higher, except for $27.8 million in restructuring costs as well as $11.1 million in reorganization costs. Selling, administrative and general expenses increased to $367.5 million (13.9% of net sales) in 2000 as compared to $359.9 million (14.4% of net sales) in 1999, largely because of reorganization costs, which totaled $7.0 million. As a percentage of sales, selling, administrative and general expenses decreased in 2000.

Other expense decreased in 2000 as a result of lower foreign currency exchange losses in 2000. The company’s subsidiary in Romania operates in a highly inflationary economy. During 2000, translational losses relating to Timken Romania declined by $5.0 million. Other expense in 1999 was higher, primarily as a result of the January 1999 devaluation of the Brazilian real and transaction losses recorded by the company’s operations in France and the United Kingdom.

Taxes in 2000 represented 35.0% of income before taxes compared to 36.7% in 1999. The lower effective tax rate in 2000 was due primarily to use of foreign and state tax credits, as well as benefits derived from settlement of federal income tax issues and amended foreign sales corporation income tax returns.

Bearings’ net sales in 2000 were $1.763 billion, about even with $1.760 billion in 1999. Global Automotive sales decreased by approximately 5%, while global Industrial sales increased by 11%. In the first half of 2000, net sales benefited from continued automotive demand for sport utility vehicles and strong production levels in the light and heavy truck industry, as well as recovery of the North American industrial sector (original equipment and aftermarket). However, in the second half of 2000, demand for cars and trucks weakened and recovery in the industrial sector stalled. Sales for the global Rail business were down 12% compared to 1999. Although Aerospace and Super Precision sales declined 3% from 1999, the business unit experienced strengthening sales during the second half of 2000. Emerging Markets’ sales increased 12% as compared to 1999. The company anticipates that the global light vehicle industry will remain sluggish during the first part of 2001, but it should improve as the year progresses. Additionally, the company anticipates heavy truck demand in 2001 will be comparable to second half 2000 levels. The Industrial business in Europe is expected to have moderate growth, while North American rail sales are expected to remain weak in 2001. The Aerospace and Super Precision business, which showed signs of recovery in 2000, is expected to show modest growth in 2001.

Excluding $21.1 million in restructuring, impairment and reorganization charges, Bearings’ earnings before interest and income taxes (EBIT) in 2000 increased 24% to $100.0 million, compared to $80.5 million in 1999. Including those charges, Bearings’ EBIT was $78.9 million, down 2% from 1999. Bearings’ EBIT in 2000 was positively impacted in the first half by the profitable changes in the sales mix, with the growth in higher margin industrial sales as well as increased aftermarket business fueled by the recovery in Latin America and North America. In addition, higher manufacturing volumes in 2000 compared to 1999 and cost improvements made during the year offset the effect of higher contract wage and benefit costs in the U.S. Selling, administrative and general expenses were higher in 2000, primarily due to $5.6 million in reorganization expenses.

Steel’s net sales, including intersegment sales, increased in 2000 by 13.6% to $1.076 billion versus $947 million in 1999. They included Precision Steel Components sales, which were $166.7 million in 2000. Sales to external customers increased about 10%. In 2000, sales to the automotive industry increased, primarily as a result of 18% sales growth in Precision Steel Components. Automotive demand weakened in the fourth quarter of 2000. Softer automotive demand is expected to continue in early 2001, with some improvements expected throughout the year. Industrial steel sales strengthened significantly during the year. This reflects increased demand in the North American industrial sector throughout the year. Sales to the aerospace industry increased by about 16%. Sales to oil country customers more than doubled in 2000 because of higher energy prices, which caused an increase in active drilling rigs. Although sales to service centers approached 1998 levels after experiencing a decline in 1999, a slight weakening was noted late in 2000 as customers continued to adjust excess inventories. Steel’s net sales were negatively impacted by the Euro’s devaluation throughout much of 2000. This enabled European and other overseas producers to export into North America at lower prices, exerting downward pressure on pricing and operating margins. Although price increases were announced in the first half of 2000, they affected only a small percentage of the total business and were not enough to offset these pricing pressures. The company expects overall demand for steel products in 2001 to be stable, with slight increases in the industrial and aerospace sectors. Late in 2000, the automotive and service center industries began inventory corrections.

Excluding $17.8 million in restructuring, impairment and reorganization charges, Steel’s EBIT in 2000 decreased about 16% to $37.1 million, compared to $44.0 million in 1999. Including restructuring, impairment and reorganization charges, Steel’s EBIT was $19.3 million, a decrease of 56%. Adjusting Steel’s EBIT in 1999 for the favorable LIFO impact of $10 million, EBIT in 2000 would have decreased 43%. Due to pressure from imports, alloy steel had to lower prices to maintain penetration in certain markets, which resulted in lower margins in 2000. In addition, Steel EBIT was negatively impacted in the second half of the year by higher energy costs, especially in the last quarter of 2000, as well as low capacity utilization and inventory reductions. Energy costs increased by more than $0.5 million per month during the fourth quarter. This was primarily attributed to higher natural gas prices. Higher energy costs are expected to continue in early 2001. A portion of these energy cost increases were reflected in higher prices for non-contract customers. Although Steel’s inventory reduction during 2000 resulted in fewer days’ supply compared to year-end 1999, it reduced profitability due to lower manufacturing volumes. Selling, administrative and general expenses were higher in 2000 as a result of $1.4 million in reorganization expenses.

1999 compared to 1998
Net sales decreased in 1999 by 6.9% to $2.495 billion. Although the North American automotive industry continued to show strength, industrial sales, including original equipment and aftermarket, were down significantly, as were sales in rail and aerospace. Steel’s oil country and service center businesses remained weak. Asia Pacific region sales continued to improve throughout the year from 1998’s extremely depressed levels. Sales in Europe were well below 1998’s levels; however, markets there showed some signs of improvement during the last half of the year. Sales from Timken Desford Steel and Timken India Limited, acquired in December 1998 and consolidated in March 1999, respectively, added about $54 million to 1999’s sales. Gross profit decreased 15.3% from $581.7 million (21.7% of net sales) in 1998 to $492.7 million (19.7% of net sales) in 1999. Lower sales volumes (particularly of industrial and aftermarket products), a less favorable product mix, weakening prices and lower production levels resulting in higher unabsorbed fixed costs contributed to the decline in profits. These factors, along with substantial inventory reductions and exchange rate changes, contributed to weaker performance in the company’s European operations. Gross profit in 1998 included approximately $15.0 million of expense related to unusual occurrences and $15.4 million related to structural changes and cost-reduction initiatives. Operating income also declined in 1999. Selling, administrative and general expenses were up slightly from $356.7 million (13.3% of net sales) in 1998 to $359.9 million (14.4% of net sales) in 1999. Excluding the $6.0 million of expense recorded in 1998 related to severance costs and abandoned potential business opportunities, the year-to-year change in expenses would have reflected an increase of 2.6%. Normal administrative expenses for Timken Desford Steel and Timken India Limited, acquisitions completed during 1999, account for most of the year-to-year increase. Other expense decreased in 1999 as a result of the company recording $7.4 million of expense in 1998 for the disposal of certain fixed assets related to a company-initiated internal fixed asset review conducted approximately every five years. Taxes represented 36.7% of income before taxes compared to 38.2% in 1998. The company’s effective tax rate in 1999 was lower due primarily to greater utilization of foreign and state tax credits.

consolidated Balance Sheet

	December 31
2000		1999

(Thousands of dollars)
ASSETS
Current Assets
   Cash and cash equivalents
   Accounts receivable, less allowances: 2000–$11,259; 1999–$9,497
   Deferred income taxes
   Inventories:
      Manufacturing supplies
      Work in process and raw materials
      Finished products
	$ 10,927 354,972 43,094 40,515 247,806 201,228	$ 7,906 339,326 39,706 38,655 235,251 172,682

Total Inventories
	489,549	446,588

Total Current Assets   Property, Plant and Equipment    Land and buildings    Machinery and equipment
	898,542 489,254 2,485,125	833,526 483,810 2,428,923

Less allowances for depreciation	2,974,379 1,610,607	2,912,733 1,531,259

Property, Plant and Equipment-Net
	1,363,772	1,381,474

Other Assets
   Costs in excess of net assets of acquired businesses, less accumulated amortization: 2000–$41,228; 1999–$34,879
   Intangible pension asset
   Miscellaneous receivables and other assets
   Deferred charges and prepaid expenses
	151,487 88,405 43,974 17,925	153,847 840 43,668 27,963

Total Other Assets
	301,791	226,318

Total Assets	$ 2,564,105	$ 2,441,318

Management’s Discussion and Analysis of the Balance Sheet

Maintaining a strong balance sheet and strong credit ratings are important objectives for the company. During 2000, the company maintained a single A rating on its long-term debt by two rating agencies.

Total assets increased by $122.8 million. This increase is a function of changes in working capital and accounting for pensions throughout the year. Accounts receivable increased by $15.6 million since December 31, 1999. Bearings’ and Steel’s number of days’ sales in receivables increased four and six days, respectively, compared to December 31, 1999. The increase is due primarily to the temporary slowing of customer payments in December.

The increase in inventories between years was $43.0 million. Although the number of days’ supply in inventory for the consolidated company was comparable to last year, Bearings’ increased by approximately ten days while Steel’s decreased approximately 14 days from December 31, 1999. The increase in Bearings’ inventories was primarily a result of reduced shipments in December and temporary buildup of industrial customer inventory for anticipated increase in demand. Steel’s inventories decreased due to concerted efforts to bring inventories more in line with customer demand. The company uses the LIFO method of accounting for approximately 77% of its inventories. Under this method, the cost of products sold approximates current costs and, therefore, reduces distortion in reporting due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.

	December 31
2000		1999

(Thousands of dollars)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
   Commercial paper
   Short-term debt
   Accounts payable and other liabilities
   Salaries, wages and benefits
   Income taxes
   Current portion of long-term debt
	$ 76,930 105,519 239,182 137,320 1,527 26,974	$ 35,937 81,296 236,602 120,295 5,627 5,314

Total Current Liabilities   Non-Current Liabilities    Long-term debt    Accrued pension cost    Accrued postretirement benefits cost    Deferred income taxes    Other non-current liabilities
	587,452 305,181 237,952 394,097 11,742 22,999	485,071 327,343 148,595 394,084 6,147 34,097

Total Non-Current Liabilities
	971,971	910,266

Shareholders’ Equity
   Class I and II Serial Preferred Stock without par value:
      Authorized–10,000,000 shares each class, none issued
   Common stock without par value:
      Authorized–200,000,000 shares
      Issued (including shares in treasury) 63,082,626 shares
      Stated capital
      Other paid-in capital
   Earnings invested in the business
   Accumulated other comprehensive income
Treasury shares at cost (2000 – 3,117,469 shares; 1999 – 1,886,537 shares)	-0- 53,064 256,873 839,242 (84,913) (59,584)	-0- 53,064 258,287 836,916 (64,134) (38,152)

Total Shareholders’ Equity
	1,004,682	1,045,981

Total Liabilities and Shareholders’ Equity	$ 2,564,105	$ 2,441,318

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

The intangible pension asset increased by $87.6 million from December 31, 1999. In 2000, the company recorded $86.8 million in additional pension liability, which is included in accrued pension cost and is offset by the intangible pension asset. The increase in the pension liability is due to improvements to the U.S. bargaining unit contract ratified in 2000.

The 33.9% debt-to-total-capital ratio was higher than the 30.1% at the end of 1999. Debt increased by $64.7 million for the year, from $449.9 million at the end of 1999 to $514.6 million at December 31, 2000. The increase in debt was used primarily to fund increases to working capital and fund capital expenditures. Capital spending in 2000 was slightly lower than 1999’s spending levels, which was curtailed to conserve cash.

Shareholders’ equity decreased primarily as a result of the repurchase of common shares under the company’s 1998 common stock purchase plan, payment of dividends to shareholders, which remained at $0.72 per share for the year, and foreign currency translation adjustments related to the company’s foreign units.

consolidated Statement of Cash Flows

Year Ended December 31
2000	1999	1998

(Thousands of dollars)
CASH PROVIDED (USED)
Operating Activities
   Net income
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization
         Deferred income tax provision
         Common stock issued in lieu of cash to benefit plans
         Non-cash portion of impairment and restructuring charges
         Changes in operating assets and liabilities:
Accounts receivable
Inventories
Other assets
Accounts payable and accrued expenses
Foreign currency translation (gain) loss
$ 45,888 151,047 10,585 1,303 16,813 (22,536) (52,566) (172) 4,046 (1,296)	$ 62,624 149,949 20,760 467 -0- 12,390 6,551 13,307 13,291 (1,921)	$ 114,537 139,833 6,935 46,396 -0- 13,037 2,478 (5,046) (27,223) 919

Net Cash Provided by Operating Activities   Investing Activities    Purchases of property, plant and equipment–net    Acquisitions
153,112 (152,506) -	277,418 (164,872) (29,240)	291,866 (237,835) (41,667)

Net Cash Used by Investing Activities

Financing Activities
   Cash dividends paid to shareholders
   Purchases of treasury shares
   Proceeds from issuance of long-term debt
   Payments on long-term debt
   Short-term debt activity–net
(152,506) (43,562) (24,149) 3,478 (3,595) 70,865	(194,112) (44,502) (14,271) 4,076 (20,867) (411)	(279,502) (44,776) (80,462) 139,666 (23,333) (12,918)

Net Cash Provided (Used) by Financing Activities Effect of exchange rate changes on cash
3,037 (622)	(75,975) 255	(21,823) (45)

Increase (Decrease) In Cash and Cash Equivalents Cash and cash equivalents at beginning of year
3,021 7,906	7,586 320	(9,504) 9,824

Cash and Cash Equivalents at End of Year
$ 10,927	$ 7,906	$ 320

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

Management’s Discussion and Analysis of the Statement of Cash Flows

2000 compared to 1999
Cash and cash equivalents increased $3.0 million in 2000. Net cash provided by operating activities in 2000 was $153.1 million compared to $277.4 million in 1999. Cash generated from income in 2000 was used to fund working capital changes and capital expenditures. Accounts receivable used $22.5 million in cash. The increase in inventories required $52.6 million of cash during 2000. Cash was provided by a $4.0 million increase in accounts payable and accrued expenses, which resulted primarily from increases in amounts payable to suppliers.

Purchases of property, plant and equipment – net during the twelve months ended December 31, 2000, were $152.5 million compared to $164.9 million in 1999. The company continued to support activities consistent with its strategies to fund growth initiatives and improve the core businesses.

The company also used funds during the year to repurchase shares of the company’s common stock and, by November 3, 2000, completed the 1998 common stock purchase plan. During 2000, the company acquired 1,354,000 shares to be held in treasury as authorized under the 1998 plan. Also in November, the company announced board approval of a new 2000 common stock purchase plan. The 2000 common stock purchase plan authorizes the company to buy in the open market or in privately negotiated transactions up to 4 million shares of common stock, which are to be held as treasury shares and used for specified purposes. The company may exercise this authorization until December 31, 2006.

The company expects that any cash requirements in excess of cash generated from operating activities (such as those which may be required for potential future acquisitions and affiliations as well as cash contributions to the company’s pension plans) could be met by short-term borrowing and issuance of medium-term notes.

Management’s Discussion and Analysis of Other Information

In the second quarter of 2000, the U.S. International Trade Commission (ITC) voted to revoke the industry’s antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary. The ITC determined that revocation of the antidumping duty orders on tapered roller bearings from those countries was not likely to lead to continuation or recurrence of material injury to the domestic industry within a reasonably foreseeable time. The ITC upheld the antidumping duty order against China. The company has filed an appeal of the ITC’s decision regarding Japan. If, following the revocation of the orders and contrary to the ITC’s finding, injurious dumping from these countries continues or recurs, the improved conditions of trade of tapered roller bearings in the U.S., which resulted from the orders, could deteriorate. If injurious dumping does occur, such dumping could have a material adverse effect on the company’s business, financial condition or results of operations. The company would explore alternatives to remedy this material adverse effect as the law provides for expedited investigations in cases where an order was revoked as a result of this review.

The ITC separately extended the antidumping duty orders on ball bearings from Germany, France, Japan and several other countries. These extended orders should continue to provide the company’s Aerospace business with fair competition for these products in the U.S.

In 2000, the company decreased its discount rate for U.S.-based pension and postretirement benefit plans from 8.25% to 8.0% to reflect the decrease in year-end interest rates. The company also increased its health care cost trend rate assumptions for its postretirement benefit plans effective on 2001 expense. The expected long-term return on plan assets was increased from 9.25% to 9.5% to be consistent with the expected long-term market returns. Primarily due to plan amendments, the combined expense for U.S.-based pension and postretirement benefits plans is expected to increase by about $24 million in 2001.

Changes in short-term interest rates related to three separate funding sources impact the company’s earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings changed by 1% around the globe, the impact would be a change in interest expense of $2.2 million with the corresponding change in income before taxes of the same amount. The company determined this amount by considering the impact of hypothetical interest rates on the company’s borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds’ interest rates.

Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominately in European countries, also impact the company’s earnings. The greatest risk relates to product shipped between the company’s European operations and the United

States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2000, there were $10.9 million of hedges in place. A uniform 10% revaluing of the dollar against all currencies would have resulted in a change of $0.2 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or the foreign currency sales price, as competitors’ products become more or less attractive.

The Occupational Safety and Health Administration issued a far-reaching and potentially costly final standard on ergonomics on November 14, 2000. It became effective January 13, 2001 with a compliance date for the majority of the requirements of October 14, 2001. The company is in the process of reviewing the standard and developing and/or modifying programs and procedures to comply with the standard. It is not possible at this time to develop any estimate of the cost of compliance.

The company continues to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. In 1999, the company committed to becoming certified under the ISO 14001 environmental management system within the next several years. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws as well as to standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency’s (EPA’s) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone. The U.S. Supreme Court is expected to rule by Spring 2001.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRP’s) by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company’s operations, cash flows or consolidated financial position.

consolidated Statement of Shareholders’ Equity

Common Stock
	Total	Stated Capital	Other Paid-In Capital	Earnings Invested in the Business	Accumulated Other Comprehensive Income	Treasury Stock

(Thousands of dollars)
Year Ended December 31, 1998
Balance at January 1, 1998
Net income
Foreign currency translation adjustments
  (net of income tax of $1,315)
Minimum pension liability adjustment
  (net of income tax of $2,106)
Total comprehensive income
Dividends–$0.72 per share
Purchase of 3,012,900 shares for treasury
Issuance of 1,981,065 shares from treasury(1)
	$ 1,032,076 114,537 (8,096) (3,594) 102,847 (44,776) (80,462) 46,396	$ 53,064	$ 273,873 (12,717)	$ 749,033 114,537 (44,776)	$ (38,026) (8,096) (3,594)	$ (5,868) (80,462) 59,113

Balance at December 31, 1998	$ 1,056,081	$ 53,064	$ 261,156	$ 818,794	$ (49,716)	$ (27,217)
Year Ended December 31, 1999 Net income Foreign currency translation adjustments (net of income tax of $2,829) Minimum pension liability adjustment (net of income tax of $274) Total comprehensive income Dividends–$0.72 per share Purchase of 804,500 shares for treasury Issuance of 152,425 shares from treasury(1)	62,624 (13,952) (466) 48,206 (44,502) (14,271) 467		(2,869)	62,624 (44,502)	(13,952) (466)	(14,271) 3,336

Balance at December 31, 1999	$ 1,045,981	$ 53,064	$ 258,287	$ 836,916	$ (64,134)	$ (38,152)
Year Ended December 31, 2000 Net income Foreign currency translation adjustments (net of income tax of $1,137) Minimum pension liability adjustment (net of income tax of $301) Total comprehensive income Dividends–$0.72 per share Purchase of 1,354,000 shares for treasury Issuance of 123,068 shares from treasury(1)	45,888 (21,293) 514 25,109 (43,562) (24,149) 1,303		(1,414)	45,888 (43,562)	(21,293) 514	(24,149) 2,717

Balance at December 31, 2000	$ 1,004,682	$ 53,064	$ 256,873	$ 839,242	$ (84,913)	$ (59,584)

(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

Notes to consolidated financial statements

1 Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Revenue Recognition: The company recognizes revenue when title passes to the customer, which is FOB shipping point except for certain exported goods, which is FOB destination. Revenue relating to services is recognized when services are rendered.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 77% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $140,473,000 and $142,806,000 greater at December 31, 2000 and 1999, respectively.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company’s carrying value of the goodwill would be reduced to the acquired company’s fair value. In addition, the company assesses long-lived assets for impairment under Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company’s assets and liabilities.

The company plans to reinvest undistributed earnings of its non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $34,000,000 at December 31, 2000. Accordingly, U.S. income taxes have not been provided on such earnings.

While the amount of any U.S. income taxes on these reinvested earnings – if distributed in the future – is not presently determinable, it is anticipated that they would be reduced substantially by the utilization of tax credits or deductions. Such distributions would be subject to withholding taxes.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive income. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $1,467,000 in 2000, $9,856,000 in 1999 and $1,332,000 in 1998.

Earnings Per Share: Earnings per share are computed by dividing net income by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivatives and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments imbedded in other contracts, and hedging activities. It requires recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. SFAS No. 133, as amended, is effective for fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." This pronouncement amended portions of SFAS No. 133 and will be applied prospectively as the cumulative effect of an accounting change with SFAS No. 133 effective January 1, 2001. The company has completed its review to determine the impact of the new standard on income and equity and has determined the adoption to be insignificant.

Reclassifications: Certain amounts reported in the 1999 financial statements have been reclassified to conform to the 2000 presentation.

Notes to consolidated financial statements

2 Impairment and Restructuring Charges

It is the company’s policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Impairment charges are recognized to write down assets to their fair value when assets that are identified have a history of negative operating results or cash flows, have limited or no future strategic use, or when it is probable that the undiscounted cash flows of an asset are less than the current net book value.

In March 2000, the company initiated a global restructuring and reorganization to position itself for profitable growth, streamline operations, reduce costs and improve European profitability. Implementation, employee severance, exit costs and non-cash impairment charges of $55,000,000 are expected to be recorded by the end of the first quarter of 2001. Of the $38,870,000 in charges recorded through December 31, 2000, $27,754,000 were impairment and restructuring charges, and $11,116,000 were reorganization charges.

The company recorded $7,008,000 of reorganization charges as selling, administrative and general expenses with the remaining $4,108,000 recorded in cost of products sold. Impairment charges of $16,813,000 were primarily the result of the consolidation of the Steel business operations and included $4,000,000 related to abandoned acquisition, affiliation and divestiture efforts by the Steel business. The majority of the restructuring provision of $10,941,000 related to severance costs associated with the termination of 612 operative and administrative positions in Asia, Europe and North America. The separation costs are comprised of severance payments and outplacement benefits associated with the terminations.

The consolidation of the company’s European distribution operations experienced start-up problems, which resulted in the suspension of the project in the fourth quarter and resulted in a reversal of expense in the amount of $780,000. Payments charged against the restructuring liability were $7,981,000, resulting in an accrual balance of $2,960,000 at December 31, 2000.

Activity against the restructuring provision is summarized as follows:

	Separation Costs Operations	Separation Costs Administration	Exit Costs	Total

(Thousands of dollars) Restructuring: Current year provision Less: Adjustments Less: Payments	$ 7,619 (780) (4,640)	$ 4,055 (3,315)	$ 47 (26)	$ 11,721 (780) (7,981)

Balance at December 31, 2000	$ 2,199	$ 740	$ 21	$ 2,960

3 Comprehensive Income

Accumulated other comprehensive income consists of the following:

2000		1999	1998

(Thousands of dollars) Foreign currency translation adjustment Minimum pension liability adjustment	$ (78,656) (6,257)	$ (57,363) (6,771)	$ (43,411) (6,305)

	$ (84,913)	$ (64,134)	$ (49,716)

4 Acquisitions

In March 1999, the company increased its ownership of Timken India Limited (formerly Tata Timken Limited) from 40% to 80%. Prior to the additional investment, the company accounted for Timken India using the equity method. As a result of the transaction, the Timken India financial position and operating results are consolidated into the company’s financial statements.

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

The total cost of these acquisitions amounted to $29,240,000 in 1999 and $41,667,000 in 1998. A portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of the assets was $30,425,000 in 1999 and $50,115,000 in 1998; the fair value of liabilities assumed was $9,790,000 in 1999 and $13,026,000 in 1998. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. All of the acquisitions were accounted for as purchases. The company’s consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

In January 2001, the company announced the buyout of its Chinese joint-venture partner in Yantai Timken Company Limited. This transaction is expected to be completed in the first quarter of 2001.

5 Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:

2000		1999	1998

(Thousands of dollars, except per share data)
Numerator:
  Net income for earnings per share and earnings per share - assuming dilution – income available to common shareholders
Denominator:
  Denominator for earnings per share – weighted-average shares
  Effect of dilutive securities:
    Stock options and awards – based on the treasury stock method
	$ 45,888 60,556,595 166,577	$ 62,624 61,795,162 230,651	$ 114,537 62,244,097 565,672

Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	60,723,172	62,025,813	62,809,769

Earnings per share	$ 0.76	$ 1.01	$ 1.84

Earnings per share - assuming dilution	$ 0.76	$ 1.01	$ 1.82

Notes to consolidated financial statements

6 Financing Arrangements

Long-term debt at December 31, 2000 and 1999 was as follows:

2000		1999

(Thousands of dollars)
Fixed-rate Medium-Term Notes, Series A, due at various dates through
  May 2028, with interest rates ranging from 6.20% to 7.76%
Variable-rate State of Ohio Air Quality and Water Development
  Revenue Refunding Bonds, maturing on June 1, 2001
    (5.00% at December 31, 2000)
Variable-rate State of Ohio Pollution Control Revenue Refunding
  Bonds, maturing on July 1, 2003 (5.00% at December 31, 2000)
Variable-rate State of Ohio Water Development Revenue
  Refunding Bonds, maturing May 1, 2007 (5.00% at December 31, 2000)
Variable-rate State of Ohio Water Development Authority Solid Waste
  Revenue Bonds, maturing on July 2, 2032 (5.10% at December 31, 2000)
Other
	$ 252,000 21,700 17,000 8,000 24,000 9,455	$ 252,000 21,700 17,000 8,000 24,000 9,957

Less current maturities	332,155 26,974	332,657 5,314

	$ 305,181	$ 327,343

The aggregate maturities of long-term debt for the five years subsequent to December 31, 2000, are as follows: 2001– $26,974,000; 2002–$36,996,000; 2003–$18,090,000; 2004– $5,871,000; and 2005–$224,000.

Interest paid in 2000, 1999 and 1998 approximated $33,000,000, $32,000,000 and $28,000,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $1,600,000 in 2000; $3,700,000 in 1999; and $4,800,000 in 1998 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 6.5% in 2000, 5.2% in 1999 and 5.6% in 1998. The weighted-average interest rate on short-term debt during the year was 6.3% in 2000 as well as 1999, and 7.4% in 1998.

At December 31, 2000, the company had available $223,000,000 through an unsecured $300,000,000 revolving or competitive bid credit agreement with a group of banks. The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company’s option–adjusted prime, Eurodollar, competitive bid Eurodollar, or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 2000, enables the company to issue up to an additional $200,000,000 of long-term debt securities in the public markets.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $14,719,000, $17,724,000 and $16,934,000 in 2000, 1999 and 1998, respectively. At December 31, 2000, future minimum lease payments for noncancelable operating leases totaled $61,406,000 and are payable as follows: 2001–$12,056,000; 2002–$9,714,000; 2003–$8,385,000 ; 2004–$7,008,000; 2005–$5,516,000; and $18,727,000 thereafter.

7 Financial Instruments

As a result of the company’s worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 2000 and 1999, the company had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of $10,948,000 and $27,393,000, respectively, which approximates their fair value. The forward foreign exchange contracts were primarily entered into by the company’s European subsidiaries to manage Euro,	U.S. dollar and British pound exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment depending on the transaction. These deferred gains and losses are recognized in earnings when the future sales occur, or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed-rate debt, based on discounted cash flow analysis, was $255,000,000 and $241,000,000 at December 31, 2000 and 1999, respectively. The carrying value of this debt was $270,000,000 and $264,000,000.

8 Stock Compensation Plans

The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, because the exercise price of the company’s stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is recognized.

Under the company’s stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares and deferred shares.

In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options’ vesting periods. The pro forma information indicates a decrease in net income of $6,014,000 in 2000; $5,056,000 in 1999; and $3,787,000 in 1998.

Following is the pro forma information and the related assumptions under the Black-Scholes method:

2000		1999	1998

(Thousands of dollars except per share data)
Pro forma net income
Earnings per share
Earnings per share - assuming dilution
Assumptions:
Risk-free interest rate
Dividend yield
Expected stock volatility
Expected life - years	$ 39,874 $ 0.66 $ 0.66 6.31% 3.01% 0.481 8	$ 57,568 $ 0.93 $ 0.93 5.33% 2.79% 0.444 8	$ 110,750 $ 1.78 $ 1.76 5.74% 2.78% 0.271 8

A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

	2000		1999		1998

	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price

Outstanding - beginning of year Granted Exercised Canceled or expired	4,515,676 1,356,400 (88,761) (62,325)	$22.90 15.88 12.96 21.28	3,526,301 1,186,100 (186,774) (9,951)	$23.73 19.45 16.72 22.13	3,180,136 861,900 (510,635) (5,100)	$20.15 33.35 17.71 21.47

Outstanding - end of year	5,720,990	$21.41	4,515,676	$22.90	3,526,301	$23.73

Options exercisable	2,910,271		2,171,996		1,710,031

The company sponsors a performance target option plan that is contingent upon the company’s common shares reaching specified fair market values. Under the plan, no awards were issued nor was compensation expense recognized during 2000, 1999 or 1998.

Exercise prices for options outstanding as of December 31, 2000, range from $12.88 to $33.75; the weighted-average remaining contractual life of these options is 7 years. The estimated weighted-average fair values of stock options granted during

2000, 1999 and 1998 were $7.01, $8.11 and $10.19, respectively. At December 31, 2000, a total of 207,293 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 100,832, 87,206 and 78,831 common shares in 2000, 1999 and 1998, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The number of shares available for future grants for all plans at December 31, 2000, including stock options, is 1,982,514.

Notes to consolidated financial statements

9 Retirement and Postretirement Benefit Plans

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2000, the plans had 12,109,175 shares of Timken Company common stock with a fair value of $183,151,000. Company contributions to the plans, including performance sharing, amounted to $14,384,000 in 2000; $14,891,000 in 1999; and $16,380,000 in 1998. The company paid dividends totaling $7,958,000 in 2000; $6,838,000 in 1999; and $5,519,000 in 1998, to plan participants holding common shares.	The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care plans and the life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 2000 and 1999:

	Defined Benefit Pension Plans		Postretirement Plans

	2000	1999	2000	1999

(Thousands of dollars)
Change in benefit obligation
Benefit obligation at beginning of year
Service cost
Interest cost
Amendments
Actuarial losses (gains)
Associate contributions
Acquisition
International plan exchange rate change
Benefits paid	$ 1,451,729 33,328 119,943 76,602 72,869 1,845 -0- (14,890) (99,467)	$ 1,496,111 35,876 103,232 27,514 (135,485) 1,371 12,155 (3,997) (85,048)	$ 466,307 4,309 40,043 8,563 105,987 -0- -0- 74 (36,459)	$ 463,385 4,857 33,525 -0- (833) -0- -0- (109) (34,518)

Benefit obligation at end of year	$ 1,641,959	$ 1,451,729	$ 588,824	$ 466,307

Change in plan assets(1)
Fair value of plan assets at beginning of year
Actual return on plan assets
Associate contributions
Company contributions
Acquisition
International plan exchange rate change
Benefits paid	$ 1,457,453 (17,703) 1,845 56,843 -0- (15,288) (99,467)	$ 1,314,158 171,566 1,371 46,673 12,155 (3,422) (85,048)

Fair value of plan assets at end of year	$ 1,383,683	$ 1,457,453

Funded status
Projected benefit obligation (in excess of) or less than plan assets
Unrecognized net actuarial (gain) loss
Unrecognized net asset at transition dates, net of amortization
Unrecognized prior service cost (benefit)	$ (258,276) (55,482) (4,219) 168,181	$ 5,724 (261,711) (6,253) 115,066	$ (588,824) 181,173 -0- (23,077)	$ (466,307) 78,708 -0- (35,370)

Accrued benefit cost	$ (149,796)	$ (147,174)	$ (430,728)	$ (422,969)

Amounts recognized in the consolidated balance sheet Accrued benefit liability Intangible asset Minimum pension liability included in accumulated other comprehensive income	$ (248,126) 88,405 9,925	$ (158,754) 840 10,740	$ (430,728) -0- -0-	$ (422,969) -0- -0-

Net amount recognized	$ (149,796)	$ (147,174)	$ (430,728)	$ (422,969)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

Due to plan amendments, changes in plan participant demographics and lower capital market performance, the benefit obligations at December 31, 2000, exceeded the market value of plan assets for the majority of the company’s U.S. based plans. For these plans, the projected benefit obligation was $1,358,892,000; the accumulated benefit obligation was $1,303,026,000, and the fair value of plan assets was $1,100,309,000 at December 31, 2000.

The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:

	Pension Benefits			Postretirement Benefits

	2000	1999	1998	2000	1999	1998

Assumptions Discount rate Future compensation assumption Expected long-term return on plan assets	8.00% 3% to 4% 9.50%	8.25% 3% to 4% 9.25%	7.00% 3% to 4% 9.25%	8.00%	8.25%	7.00%

Components of net periodic benefit cost
(Thousands of dollars)
Service cost
Interest cost
Expected return on plan assets
Amortization of prior service cost
Recognized net actuarial (gain) loss
Amortization of transition asset	$ 33,328 119,943 (116,302) 21,995 (556) (1,002)	$ 35,876 103,232 (102,148) 16,412 1,724 (1,951)	$ 32,441 95,520 (95,083) 16,033 1,646 (2,143)	$ 4,309 40,043 -0- (3,730) 3,670 -0-	$ 4,857 33,525 -0- (4,474) 3,796 -0-	$ 4,562 30,188 -0- (4,489) 544 -0-

Net periodic benefit cost	$ 57,396	$ 53,145	$ 48,414	$ 44,292	$ 37,704	$ 30,805

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.00% for 2000 through 2002 declining gradually to 6.00% in 2006 and thereafter for pre-65 benefits, 6.00% for post-65 benefits for all years, and 15.00% for 2000 through 2002, declining gradually to 6.00% in 2014 and thereafter for prescription drug benefits.

The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the 2000 total service and interest cost components by $2,340,000 and would increase the postretirement benefit obligation by $27,418,000. A one percentage point decrease would provide corresponding reductions of $2,122,000 and $24,800,000, respectively.

10 Research and Development

Expenditures committed to research and development amounted to approximately $52,000,000 in 2000; $50,000,000 in 1999; and	$48,000,000 in 1998. Such expenditures may fluctuate from year to year depending on special projects and needs.

11 Contingencies

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters	when they become probable and reasonably estimable. Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company’s operations, cash flows or consolidated financial position.

Notes to consolidated financial statements

12 Segment Information

Description of types of products and services from which each reportable segment derives its revenues
The company has two reportable segments: Bearings and Steel. The company’s Bearings business sells directly to customers in the automotive, railroad, aerospace, industrial and service replacement markets. The company’s tapered roller bearings are used in a wide variety of products including passenger cars, trucks, railroad cars and locomotives, aircraft wheels, machine tools, rolling mills, and farm and construction equipment. Super precision bearings are used in aircraft, missile guidance systems, computer peripherals and medical instruments. Other bearing products manufactured by the company include cylindrical, spherical, straight and ball bearings for industrial markets.

Steel products include steels of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products, including precision steel components. A significant portion of the company’s steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company’s distribution facilities.

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

Factors used by management to identify the enterprise’s reportable segments
The company’s reportable segments are business units that offer different products. Each reportable segment is managed separately because each manufactures and distributes distinct products with different production processes.

Geographical entities as defined here are not reflective of how the Bearings and Steel businesses are operated by the company. Europe information presented reflects shipments from European locations. The information does not include product manufactured by facilities located outside Europe and shipped directly to customers located in Europe.

Geographic Financial Information	United States	Europe(1)	Other Countries	Consolidated

(Thousands of dollars) 2000 Net sales Impairment and restructuring Income (loss) before income taxes Non-current assets	$ 2,062,306 18,073 84,988 1,391,080	$ 361,649 6,645 (35,065)(1) 204,135	$ 219,053 3,036 20,674 70,348	$ 2,643,008 27,754 70,597 1,665,563

1999 Net sales Impairment and restructuring Income (loss) before income taxes Non-current assets	$ 1,922,092 -0- 112,556 1,303,980	$ 364,380 -0- (28,936) 240,020	$ 208,562 -0- 15,371 63,792	$ 2,495,034 -0- 98,991 1,607,792

1998 Net sales Impairment and restructuring Income before income taxes Non-current assets	$ 2,118,529 -0- 172,388 1,319,043	$ 373,877 -0- 10,757 254,056	$ 187,435 -0- 2,205 26,595	$ 2,679,841 -0- 185,350 1,599,694

(1) Excluding $6,645,000 of impairment and restructuring costs and reorganization costs of $3,444,000, Europe’s loss before income taxes equals $24,976,000.

Segment Financial Information	2000	1999	1998

(Thousands of dollars)
Bearings
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Earnings before interest and taxes
Interest expense
Interest income
Capital expenditures
Assets employed at year-end	$ 1,763,325 83,541 12,642 78,899 (25,430) 3,254 109,922 1,577,307	$ 1,759,871 83,255 -0- 80,548 (21,817) 3,018 116,569 1,476,545	$ 1,797,745 80,175 -0- 133,318 (22,425) 2,086 145,613 1,514,780

Steel
Net sales to external customers
Intersegment sales
Depreciation and amortization
Impairment and restructuring charges
Earnings before interest and taxes
Interest expense
Interest income
Capital expenditures
Assets employed at year-end	$ 879,683 196,500 67,506 15,112 19,349 (12,034) 5,767 52,795 986,798	$ 735,163 211,870 66,694 -0- 44,039 (9,347) 4,017 56,653 964,773	$ 882,096 200,911 59,658 -0- 73,825 (7,714) 4,537 113,008 935,251

Total
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Earnings before interest and taxes
Interest expense
Interest income
Capital expenditures
Assets employed at year-end	$ 2,643,008 151,047 27,754 98,248 (37,464) 9,021 162,717 2,564,105	$ 2,495,034 149,949 -0- 124,587 (31,164) 7,035 173,222 2,441,318	$ 2,679,841 139,833 -0- 207,143 (30,139) 6,623 258,621 2,450,031

Income Before Income Taxes Total EBIT for reportable segments Interest expense Interest income Intersegment adjustments	$ 98,248 (31,922) 3,479 792	$ 124,587 (27,225) 3,096 (1,467)	$ 207,143 (26,502) 2,986 1,723

Income before income taxes	$ 70,597	$ 98,991	$ 185,350

Segment interest expense and income include intersegment amounts. Both intersegment interest expense and income of $5,542,000, $3,939,000 and $3,637,000 incurred in 2000, 1999 and 1998, respectively, were deducted from combined segment amounts to reconcile consolidated amounts.

Notes to consolidated financial statements

13 Income Taxes

The provision (credit) for income taxes consisted of the following:

	2000		1999		1998

	Current	Deferred	Current	Deferred	Current	Deferred

(Thousands of dollars) United States: Federal State and local Foreign	$ (1,093) 1,775 13,442	$ 13,093 (995) (1,513)	$ 9,988 (552) 6,171	$ 20,884 2,835 (2,959)	$ 50,056 6,212 7,610	$ 5,173 (1,384) 3,146

	$ 14,124	$ 10,585	$ 15,607	$ 20,760	$ 63,878	$ 6,935

The company made income tax payments of approximately $17,520,000 in 2000; $14,760,000 in 1999; and $62,190,000 in 1998. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2000 and 1999 was as follows:

2000		1999

(Thousands of dollars) Deferred tax assets: Accrued postretirement benefits cost Accrued pension cost Benefit accruals Tax loss and credit carryforwards Other–net Valuation allowance	$ 159,014 31,920 25,603 16,439 12,960 (18,084)	$ 156,777 27,949 24,051 15,041 17,160 (15,041)

Deferred tax liability–depreciation	227,852 (196,500)	225,937 (192,378)

Net deferred tax asset	$ 31,352	$ 33,559

Following is the reconciliation between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:

2000		1999	1998

(Thousands of dollars)
Income tax at the statutory federal rate
Adjustments:
   State and local income taxes, net of federal tax benefit
   Tax on foreign remittances
   Non-deductible unrealized exchange losses
   Foreign tax credits
   Losses without current tax benefits
   Settlements and claims for prior years
   Valuation allowance
Other items	$ 24,709 507 1,617 587 (2,702) 5,177 (5,125) (1,402) 1,341	$ 34,647 1,484 1,216 1,548 (2,205) -0- -0- -0- (323)	$ 64,873 3,138 -0- -0- -0- 2,307 -0- -0- 495

Provision for income taxes	$ 24,709	$ 36,367	$ 70,813

Effective income tax rate	35%	37%	38%

Report of Independent Auditors

To the Board of Directors and Shareholders of
The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Canton, Ohio
February 1, 2001

Forward-Looking Statements

The statements set forth in this annual report that are not historical in nature are forward-looking. In particular the Corporate Profile on pages 16 through 18 and Management’s Discussion and Analysis on pages 20 through 27 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) changes in world economic conditions. This includes, but is not limited to, the potential instability of governments and legal systems in countries in which the company conducts business and significant changes in currency valuations.

b) the effects of changes in customer demand on sales, product mix and prices. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market, in light of the ITC voting in second quarter 2000 to revoke the antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary.

c) competitive factors, including changes in market penetration, the introduction of new products by existing and new competitors, and new technology that may impact the way the company’s products are sold or distributed.

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

e) the success of the company's operating plans, including its ability to achieve the benefits from its global restructuring as well as its ongoing continuous improvement and rationalization programs; its ability to integrate acquisitions into company operations; the ability of recently acquired companies to achieve satisfactory operating results; its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business and its ability to successfully implement its new organizational structure.

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

Summary of Operations and other comparative data

(Thousands of dollars, except per share data)

	2000	1999	1998	1997

Statements of Income Net sales: Bearings Steel	$ 1,763,325 879,683	$ 1,759,871 735,163	$ 1,797,745 882,096	$ 1,718,876 898,686

Total net sales	2,643,008	2,495,034	2,679,841	2,617,562

Cost of products sold
Selling, administrative and general expenses
Impairment and restructuring charges
Operating income (loss)
Earnings before interest and taxes (EBIT)
Interest expense
Income (loss) before income taxes
Provisions for income taxes (credit)
Income (loss) before cumulative effect of
   accounting changes
Net income (loss)	2,142,135 367,499 27,754 105,620 99,040 31,922 70,597 24,709 45,888 $ 45,888	2,002,366 359,910 -0- 132,758 123,120 27,225 98,991 36,367 62,624 $ 62,624	2,098,186 356,672 -0- 224,983 208,866 26,502 185,350 70,813 114,537 $ 114,537	2,005,374 332,419 -0- 279,769 286,766 21,432 266,592 95,173 171,419 $ 171,419
Balance Sheets Inventory Current assets Working capital Property, plant and equipment (less depreciation) Total assets Total debt Total liabilities Shareholders’ equity	$ 489,549 898,542 311,090 1,363,772 2,564,105 514,064 1,559,423 $ 1,004,682	$ 446,588 833,526 348,455 1,381,474 2,441,318 449,890 1,395,337 $ 1,045,981	$ 457,246 850,337 359,914 1,349,539 2,450,031 469,398 1,393,950 $ 1,056,081	$ 445,853 855,171 275,607 1,220,516 2,326,550 359,431 1,294,474 $ 1,032,076

Other Comparative Data
Net income (loss)/Total assets
Net income (loss)/Net sales
EBIT/Beginning invested capital (1)
Inventory days (FIFO)
Net sales per associate (2)
Capital expenditures
Depreciation and amortization
Capital expenditures/Depreciation
Dividends per share
Earnings per share (3)
Earnings per share - assuming dilution (3)
Debt to total capital
Number of associates at year-end
Number of shareholders (4)	1.8% 1.7% 4.7% 108.5 $ 127.9 $ 162,717 $ 151,047 112.4% $ 0.72 $ 0.76 $ 0.76 33.9% 20,474 42,661	2.6% 2.5% 5.6% 108.4 $ 119.1 $ 173,222 $ 149,949 120.3% $ 0.72 $ 1.01 $ 1.01 30.1% 20,856 42,907	4.7% 4.3% 10.5% 109.4 $ 127.5 $ 258,621 $ 139,833 192.5% $ 0.72 $ 1.84 $ 1.82 30.8% 21,046 45,942	7.4% 6.5% 16.1% 111.5 $ 130.5 $ 229,932 $ 134,431 177.3% $ 0.66 $ 2.73 $ 2.69 25.8% 20,994 46,394

(1)EBIT/Beginning invested capital, a type of return on asset ratio, is used internally to measure the company’s performance. In broad terms, invested capital is total assets minus non-interest-bearing current liabilities.
(2)Based on the average number of associates employed during the year.

1996	1995	1994	1993	1992	1991

$ 1,598,040 796,717	$ 1,524,728 705,776	$ 1,312,323 618,028	$ 1,153,987 554,774	$ 1,169,035 473,275	$ 1,128,972 518,453

2,394,757	2,230,504	1,930,351	1,708,761	1,642,310	1,647,425
1,828,394 319,458 -0- 246,905 242,304 17,899 225,259 86,322 138,937 $ 138,937	1,723,463 304,046 -0- 202,995 197,957 19,813 180,174 67,824 112,350 $ 112,350	1,514,098 283,727 -0- 132,526 134,674 24,872 111,323 42,859 68,464 $ 68,464	1,369,711 276,928 48,000 14,122 7,843 29,619 (20,919) (3,250) (17,669) $ (271,932)	1,300,744 299,305 -0- 42,261 40,606 28,660 13,431 8,979 4,452 $ 4,452	1,315,290 300,274 41,000 (9,139) (16,724) 26,673 (41,950) (6,263) (35,687) $ (35,687)
$ 419,507 793,633 265,685 1,094,329 2,071,338 302,665 1,149,110 $ 922,228	$ 367,889 710,258 247,895 1,039,382 1,925,925 211,232 1,104,747 $ 821,178	$ 332,304 657,180 178,5560 1,030,451 1,858,734 279,519 1,125,843 $ 732,891	$ 299,783 586,384 153,971 1,024,664 1,789,719 276,476 1,104,407 $ 685,312	$ 310,947 556,017 165,553 1,049,004 1,738,450 320,515 753,387 $ 985,063	$ 320,076 562,496 148,950 1,058,872 1,759,139 273,104 740,168 $ 1,018,971
6.7% 5.8% 15.1% 117.5 $ 132.4 $ 155,925 $ 126,457 127.0% $ 0.60 $ 2.21 $ 2.19 24.7% 19,130 31,813	5.8% 5.0% 12.6% 112.2 $ 134.2 $ 131,188 $ 123,409 109.1% $ 0.555 $ 1.80 $ 1.78 20.5% 17,034 26,792	3.7% 3.5% 9.0% 118.0 $ 119.9 $ 119,656 $ 119,255 102.6% $ 0.50 $ 1.11 $ 1.10 27.6% 16,202 49,968	(15.2)% (15.9)% 0.5% 122.5 $ 104.5 $ 92,940 $ 118,403 80.2% $ 0.50 $ (0.29) $ (0.29) 28.7% 15,985 28,767	0.3% 0.3% 2.5% 137.8 $ 95.3 $ 139,096 $ 114,433 124.4% $ 0.50 $ 0.07 $ 0.07 24.5% 16,729 31,395	(2.0)% (2.2)% (1.0)% 139.9 $ 90.0 $ 144,678 $ 109,252 135.6% $ 0.50 $ (0.60) $ (0.60) 21.1% 17,740 26,048

(3)Based on the average number of shares outstanding during the year and excludes the cumulative effect of accounting changes in 1993, which related to the adoption of FAS No. 106, 109 and 112.
(4)Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

APPENDIX TO EXHIBIT 13

On page 1 of the printed document, three bar charts were shown which contain the following information:

(1)	Net Sales ($ Millions)
	1996 1997 1998 1999 2000	2,395 2,618 2,680 2,495 2,643
(2)	Gross Profit ($ Thousands)
	1996 1997 1998 1999 2000	566,383 612,188 581,655 492,668 500,873
(3)	Inventory Days
	1991 1994 1997 2000	139.9 118.0 111.5 108.5

On page 37 of the printed document, three pie charts were shown that contain the following information:

(1)	Timken Net Sales to Customers
	Bearings Steel	67% 33%
(2)	Timken Net Sales by Geographic Area
	United States Europe Other	78% 14% 8%
(3)	Steel Net Sales - Total
	Customers Intersegment	82% 18%

On page 40 of the printed document, two bar charts were shown that contain the following information:

(1)	Total Net Sales to Customers (Billions of dollars)
		Bearings	Steel
	1991 1992 1993 1994 1995 1996 1997 1998 1999 2000	1.129 1.169 1.154 1.312 1.525 1.598 1.719 1.798 1.760 1.763	0.518 0.473 0.555 0.618 0.706 0.797 0.899 0.882 0.735 0.880
(2)	Return on Net Sales*
		Operating Income (Loss)	Income(Loss)
	1991 1992 1993 1994 1995 1996 1997 1998 1999 2000	(0.6)% 2.6% 0.8% 6.9% 9.1% 10.3% 10.7% 8.4% 5.3% 4.0%	(2.2)% 0.3% (1.0)% 3.5% 5.0% 5.8% 6.5% 4.3% 2.5% 1.7%
*Before cumulative effect of accounting changes

On page 41 of the printed document, two bar charts were shown that contain the following information:

(1)	Earnings* and Dividends per Share
		Earnings Per Share	Dividends Per Share
	1991 1992 1993 1994 1995 1996 1997 1998 1999 2000	(0.60) 0.07 (0.29) 1.10 1.78 2.19 2.69 1.82 1.01 0.76	0.500 0.500 0.500 0.500 0.555 0.600 0.660 0.720 0.720 0.720
*Assuming dilution and before cumulative effect of accounting changes
(2)	EBIT/Beginning Invested Capital
	1991 1992 1993 1994 1995 1996 1997 1998 1999 2000	(1.0)% 2.5% 0.5% 9.0% 12.6% 15.1% 16.1% 10.5% 5.6% 4.7%