Form 10-K, Exhibit 13
period 2001-12-31
TIMKEN CO
filed 2002-03-28
CIK 98362

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS

FOR THE YEAR ENDED DECEMBER 31, 2001

financial summary

2001		2000
(Thousands of dollars, except per share data)
Net sales
Impairment and restructuring charges
(Loss) income before income taxes
Provision for income taxes
Net (loss) income
Earnings per share
Earnings per share - assuming dilution
Dividends per share	$ 2,447,178 54,689 (26,883) 14,783 $ (41,666) $ (.69) $ (.69) $ .67	$ 2,643,008 27,754 70,597 24,709 $ 45,888 $ .76 $ .76 $ .72

quarterly financial data

2001	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share(1)		Dividends per Share
					Basic	Diluted
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 661,516 634,389 577,698 573,575	$ 118,014 111,083 90,951 80,672	$ 7,907 16,859 24,639 5,284	$ 2,222 (14,574) (30,532) 1,218(2)	$ .04 (.24) (.51) .02	$ .04 (.24) (.51) .02	$ .18 .18 .18 .13

	$ 2,447,178	$ 400,720	$ 54,689	$ (41,666)	$ (.69)	$ (.69)	$ .67
2000
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 685,791 693,263 632,243 631,711	$ 144,965 142,476 109,545 103,887	$ 14,759 3,322 3,453 6,220	$ 16,040 21,240 7,685 923	$ .26 .35 .13 .02	$ .26 .35 .13 .02	$ .18 .18 .18 .18

	$ 2,643,008	$ 500,873	$ 27,754	$ 45,888	$ .76	$ .76	$ .72

(1) Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
(2) Includes receipt of $31.0 million resulting from the U.S. Continued Dumping and Subsidy Offset Act.

2001 Stock Prices		2000 Stock Prices
High	Low	High	Low

$ 17.38 18.65 17.16 16.49	$ 14.63 14.89 11.75 13.04	$ 20.81 21.81 20.50 15.81	$ 13.50 15.50 13.56 12.56

1

consolidated statement of income

Year Ended December 31
2001		2000	1999
(Thousands of dollars, except per share data)
Net sales Cost of products sold	$ 2,447,178 2,046,458	$ 2,643,008 2,142,135	$ 2,495,034 2,002,366

Gross Profit   Selling, administrative and general expenses Impairment and restructuring charges
	400,720 363,683 54,689	500,873 367,499 27,754	492,668 359,910 -0-

Operating (Loss) Income   Interest expense Interest income Other income (expense)
	(17,652) (33,401) 2,109 22,061	105,620 (31,922) 3,479 (6,580)	132,758 (27,225) 3,096 (9,638)

(Loss) Income Before Income Taxes Provision for income taxes
	(26,883) 14,783	70,597 24,709	98,991 36,367

Net (Loss) Income
	$ (41,666)	$ 45,888	$ 62,624

Earnings Per Share
	$ (0.69)	$ 0.76	$ 1.01

Earnings Per Share - Assuming Dilution
	$ (0.69)	$ 0.76	$ 1.01

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

md&a summary

The U.S. industrial manufacturing recession deepened during 2001, causing a 7.4% drop in sales for the year, which impacted operating profits and contributed to a net loss in 2001. In 2001, net sales were $2.447 billion, compared to $2.643 billion in 2000.

Through the end of 2001, the company recorded $67.3 million in restructuring and implementation charges related to its strategic global refocusing of manufacturing operations. These special charges related to both the $55 million restructuring program that concluded during the first quarter of 2001 and to the second phase announced in April 2001. Excluding these special charges and a receipt of $31.0 million resulting from the U.S. Continued Dumping and Subsidy Offset Act (CDSOA), the company recorded in 2001 pretax income of $11.0 million (aftertax loss of $5.6 million). Including these items, the company reported a net loss of $41.7 million, compared with net income of $45.9 million in 2000.

Cash increased by $22.5 million in 2001, and debt decreased to $497.0 million at the end of 2001, from $514.6 million a year ago. The company took aggressive actions during the year to lower inventories and control other costs to generate cash and reduce debt.

Continuing weakness in global automotive and industrial demand and the U.S. manufacturing recession caused the 2001 decrease in sales and profit. Light vehicle production was down and truck production fell dramatically. Globally, shipments for industrial products fell in 2001. North American rail markets remained depressed, with railcar production at its lowest level since 1992. Aerospace and super precision sales increased modestly. Sales of steel products in all markets, except aerospace, were significantly lower. The sharp decline in sales and a reduction in customers’ steel inventories lowered steelmaking capacity utilization, which hurt profitability. In addition, the strong U.S. dollar continued to adversely impact business competitiveness in global markets.

During the year, as a result of the company’s restructuring efforts and the economic downturn, the workforce was reduced by 1,739 positions by the end of 2001, a reduction of 8.5%.

The company completed several acquisitions, joint ventures and strategic alliances in 2001.

In the first quarter, the company entered into a joint venture with another bearing manufacturer in Brazil to produce forged and turned steel rings. The company also entered into two e-business joint ventures, one in North America and one in Europe, to provide e-business services for North American and European industrial distributors. The company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools, and completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Further, the previously announced sale of the tool and die steel operations of Timken Latrobe Steel – Europe was finalized. At the end of the first quarter, Steve Perry, vice president – human resources, purchasing and communications, retired from the company to accept President Bush’s appointment as administrator of the General Services Administration.

In the second quarter, the company announced the second phase of its restructuring, affecting virtually every Timken manufacturing site worldwide and establishing a foundation for accelerating the company’s growth initiatives. The company announced its intent to close bearing plants in Columbus, Ohio and Duston, England, and to sell a tooling plant in Ashland, Ohio. The company entered into a strategic alliance with Axicon Technologies in Pittsburgh, Pennsylvania to develop advanced gearing products. Also, the company formed a joint venture with Bardella S.A. Industrias Mechanicas (Bardella) to provide industrial services to the steel and aluminum industries in Brazil.

THE TIMKEN COMPANY

In the third quarter, the company continued to experience the impact of prolonged economic deterioration. As a result, the company accelerated its previously announced manufacturing strategy initiative, which included stepping up the closing of the Columbus and Duston bearing plants and reducing salaried employment by an additional 300 associates primarily in North America and Western Europe.

In the fourth quarter, the company acquired Lecheres Industries SAS, parent company of Bamarec, S.A., a precision component manufacturer in France. In early November, the Columbus rail bearing plant was closed ahead of schedule. In response to the continued economic weakness experienced in the manufacturing sector throughout the year and projections of a slow economic recovery, the company’s board of directors reduced the quarterly dividend from $0.18 to $0.13. The $31.0 million payment from the U.S. Treasury Department under CDSOA resulted from a requirement that tariffs collected on dumped imports be directed to the industries harmed.

On December 19, the board of directors elected Glenn Eisenberg as executive vice president – finance and administration. Mr. Eisenberg succeeds Gene Little, senior vice president – finance, who will retire in mid-2002 after 35 years of service. Mr. Eisenberg began his duties on January 10, 2002.

On January 1, 2002, the members of the European Union ceased using their national currencies and began using the common currency, the Euro. During 2001, the company evaluated the business implications of this impending conversion, including the adaptation of internal systems to accommodate Euro transactions, the competitive implications of cross-border pricing and other strategic issues. As of December 31, 2001, all of the company’s affected subsidiaries had been converted and the Euro conversion did not have a material impact on the company’s financial condition or results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF INCOME

2001 compared to 2000

The company reported net sales of $2.447 billion, a decrease of 7.4% from $2.643 billion in 2000. Continuing weakness in global automotive and industrial demand and the U.S. manufacturing recession contributed to the decreased sales and profits for 2001. The strong U.S. dollar continued to hurt business competitiveness in global markets. The company experienced declining demand in key sectors, including North American heavy truck and rail, as well as inventory balancing in the North American light truck and SUV market. Globally, demand for industrial products decreased in 2001. Aerospace and super precision sales increased modestly over 2000 levels. Sales of steel products in all markets except aerospace were significantly lower.

Gross profit in 2001 was $400.7 million (16.4% of net sales), down from $500.9 million (19.0% of net sales). The impact of the lower sales volume, fueled by weakened automotive and industrial product demand as well as reduced operating levels to control inventory, reduced profitability in 2001, compared to 2000. In 2001, gross profit included $7.7 million in reorganization and implementation costs compared to $4.1 million in 2000. In 2001, the economic downturn resulted in a reduction of 777 positions, and restructuring efforts led to 762 reductions.

The operating loss for 2001 was $17.6 million, compared to income of $105.6 million in 2000. In 2001, the company recorded restructuring costs of $54.7 million and $12.6 million of implementation and reorganization costs, compared to $27.8 million in restructuring costs and $11.1 million in reorganization costs in 2000. Selling, administrative and general expenses decreased to $363.7 million (14.9% of net sales) in 2001, compared to $367.5 million (13.9% of net sales) in 2000. This decrease was primarily caused by reduced compensation expense. The salaried workforce reduction, which occurred during the second half of 2001, is expected to significantly reduce selling, administrative and general expense in 2002.

The $55 million restructuring program announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million ($10.5 million in 2001) recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and

$15.7 million were reorganization expenses. During the year, $2.0 million in restructuring expenses were reversed as a result of an overaccrual in severance for associates included in the first phase of restructuring but who were not severed. Total payments of $13.0 million have been disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximate $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of the initial restructuring.

In April 2001, the company announced a strategic global refocusing of its manufacturing operations to establish a foundation for accelerating the company's growth initiatives. This second phase of the company's transformation includes creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company's global supply chain, rationalizing production to the lowest total cost plants in the company's global manufacturing system and implementing lean manufacturing process redesign to continue to improve quality and productivity. The company announced its intention to close bearing plants in Columbus, Ohio and Duston, England, and to sell a tooling plant in Ashland, Ohio. These changes were expected to affect production processes and employment as the company reduces positions by about 1,500 by the end of 2002.

In light of the market weakness experienced throughout 2001, the company announced in June that it was stepping up the strategic refocusing of its manufacturing operations. This included accelerating the previously announced closings in Columbus and Duston. The Columbus bearing plant ceased manufacturing operations on November 9, while the Duston plant is expected to close in mid-2002. The company announced additional cost-saving actions in August. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. The affected associates exited the company by the end of 2001.

21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF INCOME (CONTINUED)

As a result of the program announced in April, the company targeted an annualized pretax rate of savings of approximately $100 million by the end of 2004. To implement these actions, the company expects to take approximately $100-$110 million in severance, impairment and implementation charges by the end of 2002. As of the end of 2001, the company achieved estimated annualized savings of $21 million.

The actual charges incurred for this program to date total $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million were related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were implementation charges classified as cost of products sold ($4.1 million) and selling, administrative and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. As of December 31, 2001, cash payments of $9.1 million have been made for severance, resulting in a remaining accrual balance of $21.4 million. Of the total $30.8 million in severance costs, $0.3 million was paid and expensed when incurred.

Since the announcement in April, 856 associates left the company by the end of 2001. Of that number, 618 people were from the Duston and Columbus plants, Canadian Timken Ltd., and associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company through the end of the year, and their positions have been eliminated.

The majority of the increase in income reflected in other income (expense) in 2001 versus 2000 came from the $31.0 million CDSOA payment as well as gain on sales of property in Canada and Germany. This income was partially offset by the increased foreign currency translation losses recorded by the company during 2001. Foreign currency translation losses related to non-hyperinflationary economies totaled $0.9 million in 2001, compared to income of $2.6 million in 2000. The increase in translation losses is related to the continued weakening of European currencies against a strong U.S. dollar and the devaluation of the Brazilian real during 2001. The company’s subsidiary in Romania is considered to operate in a highly inflationary economy. In 2001, the company recorded unrealized exchange losses of $2.3 million related to the translation of Timken Romania’s financial statements, compared to $4.0 million in 2000. The expense was impacted by the strength of the U.S. dollar.

Although the company recorded a loss before income taxes for the twelve months ended December 31, 2001, a consolidated tax provision has been recorded as a result of the company generating income in certain jurisdictions on which taxes must be provided and losses in other jurisdictions, which are not available to reduce overall tax expense.

The Automotive Bearings Business includes products for passenger cars, light and heavy trucks and trailers. The decline in global automotive demand that began in the second half of 2000 continued to negatively impact sales of automotive bearings during 2001. Global Automotive Bearings’ sales for 2001 fell 10.6% to $751.0 million from $839.8 million in 2000. North American automotive bearings sales were down compared to 2000. Production levels were adversely impacted by increased import and transplant penetration in light vehicles and vehicle inventory reduction. Light truck production was down 8% from 2000, medium and heavy truck production was down 35% and trailer production down 44% from 2000 levels. In Europe, automotive bearing sales decreased compared to 2000 levels. The company anticipates that key automotive markets will be weaker in 2002 compared to 2001. New platform launches are expected to improve the company’s performance in the automotive sector in 2002. Excluding $31.0 million in restructuring, impairment and implementation charges and the favorable $3.0 million allocated portion of the CDSOA payment, Automotive Bearings’ earnings before interest and income taxes (EBIT) was a loss of $11.9 million in 2001. Excluding $3.0 million in restructuring, impairment and implementation charges in 2000, Automotive Bearings’ EBIT reflected income of $27.6 million. Including these special charges in 2001 and 2000 and the CDSOA payment in 2001, Automotive Bearings’ EBIT was a loss of $39.9 million, compared to income of $24.6 million in 2000. The decline in EBIT was caused by lower sales volume, pricing pressures, higher electricity, natural gas and raw material costs and reduced plant activity, resulting in higher unabsorbed manufacturing costs. In 2001, a change was made to the corporate center cost allocation methodology to better align corporate costs, such as research and development, with the business receiving the direct benefit. Automotive Bearings’ selling, administrative and general expenses were higher than a year ago, primarily due to the increased allocation of corporate center expenses to the business and increased reorganization expense.

The Industrial Bearings Business includes industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. Industrial Bearings’ net sales were $882.3 million, a decrease of 4.5% from 2000 net sales of $923.5 million. Globally, demand for industrial products decreased in 2001. In addition, aerospace and super precision sales increased about 10% in 2001 compared to 2000, but were offset by the continued decline in rail sales. North American railcar production is at its lowest level since 1992. Rail markets are expected to remain depressed. The company anticipates that industrial markets will start to improve in the second half of 2002. The decrease in commercial aerospace sales should be mitigated by the increased military spending. Excluding $33.6 million in restructuring, impairment and implementation charges and the favorable $28.0 million allocated portion of the CDSOA payment, Industrial Bearings’ EBIT was $37.7 million in 2001, compared to $72.4 million in 2000, which excluded $18.1 million in restructuring, impairment and implementation charges. Including these special charges in 2001 and 2000 and the CDSOA payment in 2001, Industrial Bearings’ EBIT was $32.1 million in 2001, compared to $54.3 million in 2000. Lower sales volume, unfavorable product mix, higher electricity and natural gas costs and lowered production levels reduced profitability in 2001, compared to 2000. Improved EBIT

THE TIMKEN COMPANY

performance in aerospace and super precision was not enough to offset the decline in profitability experienced in the overall Industrial Bearings’ segment. Industrial Bearings’ selling, administrative and general expenses in 2001 were lower, compared to a year ago. Although the reserve for doubtful accounts increased year over year as a result of a rail customer’s bankruptcy filing in 2001, this increase was more than offset by the favorable impact on Industrial Bearings’ expenses resulting from the change made in the corporate center cost allocation methodology to better align corporate costs with the business receiving the direct benefit.

Steel's net sales, including intersegment sales, decreased by 10.8% to $960.4 million, compared to $1.076 billion in 2000. Weaker customer demand in the last half of 2001 led to lower sales in nearly all Steel business sectors. The exceptions were sales to aerospace and oil country customers, which increased modestly from 2000 levels. Automotive demand, which began softening in the fourth quarter of 2000 and continued throughout 2001, negatively impacted Steel sales. Sales to bearing customers decreased. Imports continued to negatively affect the Steel business by lowering market prices in the U.S. In addition, the strong U.S. dollar continued to hurt Steel business competitiveness in global markets. In June 2001, President Bush directed the U.S. International Trade Commission (ITC) to initiate an investigation on steel imports under Section 201 of U.S. trade law, urging multilateral negotiations to reduce global excess steel capacity and calling for multilateral negotiations to address market-distorting factors in the world steel trade. Steel contributed to the investigation by completing the ITC questionnaires. In late October, the ITC voted and affirmed that injury had been caused related to hot-rolled and cold-finished bars as well as tool steels. The final remedies from the recent Section 201 filings are expected to be announced in the first quarter of 2002. Only slight improvements in demand are expected in early 2002, compared to very weak steel demand in the fourth quarter of 2001. In general, steel demand across most business sectors is expected to remain weak through the first half of 2002. Excluding Steel's portion of the restructuring, impairment and implementation charges of $2.7 million, Steel's EBIT in 2001 decreased 67.7% to $12.0 million, compared to $37.1 million in 2000, which excluded $17.8 million in special charges. Including restructuring, impairment and implementation charges, Steel EBIT was $9.3 million, compared to $19.3 million in 2000. Due to pressure from imports, Steel has had to lower prices to maintain market share in certain segments, resulting in lower margins. The decline in EBIT was primarily due to lower sales volume and reduced operating levels in response to market conditions. However, continued cost-cutting actions and lower raw material and energy costs in the last half of 2001 favorably impacted EBIT performance. The average unit cost for natural gas was higher in 2001 compared to 2000, but reduced operating levels caused natural gas consumption in 2001 to be lower than 2000. Steel's selling, administrative and general expenses in 2001 decreased, compared to a year ago. Although there were increased costs associated with the alliance with Axicon Technologies, Inc. and the recent acquisition of Lecheres Industries SAS, these increases were offset by the cost savings obtained from various cost-reduction programs implemented by the business during 2001. In addition, Steel had a favorable impact on its expenses as a result of the change made in 2001 in the corporate center cost allocation methodology used to better align corporate costs with the business receiving the direct benefit.

2000 compared to 1999
Net sales increased in 2000 by 5.9% to $2.643 billion. North American light vehicle demand remained steady through October 2000, but began to decline during the fourth quarter and fell sharply in December as manufacturers lowered production and worked down inventories. Heavy truck demand weakened significantly in the second half of 2000. Industrial markets stagnated or showed slight weakening during the second half of 2000. Although the Euro strengthened in late 2000, its earlier devaluation against the U.S. dollar and British pound enabled European producers to export into North America with lower prices, which put more pressure on prices and operating margins. In addition, the Euro’s earlier depressed value substantially eroded margins on products manufactured in the U.S. and the United Kingdom and sold throughout the rest of Europe. The North American rail industry continued to be weak, while aerospace and super precision markets strengthened slightly in the second half of 2000. Latin America remained strong during 2000, but showed some signs of weakening late in the year. Sales in Asia Pacific were up slightly over 1999’s levels. Gross profit increased 1.7% from $492.7 million (19.7% of sales) to $500.9 million (19.0% of sales). The stronger performance in 2000 was driven by changes in sales mix, with growth in higher margin industrial sales offsetting weakening automotive sales. Also, higher manufacturing volumes and cost improvements made during 2000 offset higher contract wage and benefit costs in the U.S. In March 2000, the company announced an acceleration of its global restructuring. Implementation, employee severance and non-cash impairment charges of $55 million were expected through the first quarter of 2001, with $38.9 million recorded during 2000. The originally announced $35 million in annual savings was revised to $29 million, primarily as a result of canceling certain tax initiatives and European distribution operational problems. Of the $38.9 million of charges recorded, about $16.8 million related to non-cash asset impairment and abandoned acquisition expenses. Severance expenses accounted for $11.0 million, and reorganization costs were $11.1 million. As of December 31, 2000, the workforce was reduced by 612 positions. Cash expenditures relating to the restructuring efforts in 2000 amounted to $8.0 million and were paid from operations. Operating income decreased 20.5% from $132.8 million to $105.6 million. Selling, administrative and general expenses increased to $367.5 million (13.9% of net sales) in 2000 as compared to $359.9 million (14.4% of net sales) in 1999, primarily due to reorganization costs. Other expense decreased in 2000 as a result of lower foreign currency translation losses. Taxes in 2000 represented 35.0% of income before taxes compared to 36.7% in 1999. The lower effective tax rate was due primarily to use of foreign and state tax credits, as well as benefits derived from settlement of federal income tax issues and amended foreign sales corporation income tax returns.

consolidated balance sheet

	December 31
2001		2000

(Thousands of dollars)
ASSETS
Current Assets
   Cash and cash equivalents
   Accounts receivable, less allowances: 2001–$14,976; 2000–$11,259
   Deferred income taxes
   Refundable income taxes
   Inventories:
      Manufacturing supplies
      Work in process and raw materials
Finished products	$ 33,392 307,759 42,895 15,103 36,658 212,040 180,533	$ 10,927 354,972 43,094 -0- 40,515 247,806 201,228

Total Inventories
	429,231	489,549

Total Current Assets   Property, Plant and Equipment    Land and buildings    Machinery and equipment
	828,380 488,540 2,483,253	898,542 489,254 2,485,125

Less allowances for depreciation	2,971,793 1,666,448	2,974,379 1,610,607

Property, Plant and Equipment-Net
	1,305,345	1,363,772

Other Assets
   Costs in excess of net assets of acquired businesses, less accumulated amortization: 2001–$47,288 ; 2000–$41,228
   Intangible pension asset
   Miscellaneous receivables and other assets
   Deferred income taxes
   Deferred charges and prepaid expenses
	150,041 136,118 63,499 27,164 22,537	151,487 88,405 43,974 -0- 17,925

Total Other Assets
	399,359	301,791

Total Assets	$ 2,533,084	$ 2,564,105

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

Total assets decreased by $31.0 million. This decrease was the result of the company monitoring working capital and decreasing capital expenditures. Accounts receivable decreased by $47.2 million from December 31, 2000. The company’s consolidated number of days’ sales in receivables at December 31, 2001 was 51 days, compared to 53 days as of December 31, 2000. The decreases were the result of reduced sales levels and concentrated cash collection efforts.

The decrease in inventories was $60.3 million. The company’s consolidated number of days’ supply in inventory at December 31, 2001 was 105 days, compared to 108 days a year ago. This was the lowest level ever in the company’s history. Steel’s inventory levels were reduced in 2001 through effective management and structural improvements. The company uses the LIFO method of accounting for approximately 73% of its inventories. Under this method, the cost of products sold approximates current costs and, as such, reduces distortion in reporting due to inflation. Depreciation charged to operations is based on historical cost and is significantly less than if it were based on replacement value.

Miscellaneous receivables and other assets increased $19.5 million from December 31, 2000. This was primarily a result of the company funding affiliations and joint ventures. These include the Brazilian automotive joint venture with another bearing manufacturer, the industrial repair and engineering services joint venture in Brazil with Bardella, e-business joint ventures in the United States and Europe, the strategic alliance between Axicon Technologies, Inc. and Precision Steel Components, and the equity investment in Pel Technologies, LLC.

The intangible pension asset increased by $47.7 million from December 31, 2000. In 2001, the company recorded additional pension liability, which is included in accrued pension cost. This additional pension liability generated a non-cash aftertax charge to accumulated other comprehensive loss of $122.5 million. Lower investment performance, which reflected lower stock market returns, and lower interest rates reduced the company’s pension fund asset values and increased the company’s defined benefit pension liability, respectively.

The non-current deferred income tax asset increased at December 31, 2001 as a result of higher minimum pension liability and postretirement benefits. These deferred income tax assets are realizable in future years. Losses incurred in tax jurisdictions outside of the U.S. during 2001 have been fully reserved by increasing the valuation allowance for deferred income taxes.

THE TIMKEN COMPANY

	December 31
2001		2000

(Thousands of dollars)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
   Commercial paper
   Short-term debt
   Accounts payable and other liabilities
   Salaries, wages and benefits
   Income taxes
   Current portion of long-term debt
	$ 1,962 84,468 258,001 254,291 -0- 42,434	$ 76,930 105,519 239,182 137,320 1,527 26,974

Total Current Liabilities   Non-Current Liabilities    Long-term debt    Accrued pension cost    Accrued postretirement benefits cost    Deferred income taxes    Other non-current liabilities
	641,156 368,151 317,297 406,568 -0- 18,177	587,452 305,181 237,952 394,097 11,742 22,999

Total Non-Current Liabilities
	1,110,193	971,971

Shareholders’ Equity
   Class I and II Serial Preferred Stock without par value:
      Authorized–10,000,000 shares each class, none issued
   Common stock without par value:
      Authorized–200,000,000 shares
      Issued (including shares in treasury) 63,082,626 shares
      Stated capital
      Other paid-in capital
   Earnings invested in the business
   Accumulated other comprehensive loss
Treasury shares at cost (2001 – 3,226,544 shares; 2000 – 3,117,469 shares)	-0- 53,064 256,423 757,410 (224,538) (60,624)	-0- 53,064 256,873 839,242 (84,913) (59,584)

Total Shareholders’ Equity
	781,735	1,004,682

Total Liabilities and Shareholders’ Equity	$ 2,533,084	$ 2,564,105

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

Accounts payable and other liabilities increased by $18.8 million, primarily due to recording higher accruals for severance related to the restructuring announced in April 2001. In addition, the 2001 acquisitions of Lecheres Industries SAS and Score International, Inc. increased accounts payable and accrued taxes year over year. The increase in salaries, wages and benefits of $117.0 million is attributable to increased current pension and postretirement liabilities.

The company continues to value the importance of a strong credit profile. Standard & Poor’s Rating Services’ (S&P) rating of the company’s long-term senior debt remains A-. S&P revised its outlook on the company from stable to negative and affirmed all ratings on the company’s debt. In addition, Moody’s Investors Service (Moody’s) downgraded the company’s long-term senior debt rating from A3 to Baa1 and revised its ratings outlook from stable to negative. Moody’s affirmed the company’s short-term debt rating.

The 38.9% debt-to-total-capital ratio was higher than the 33.9% at the end of 2000, due to the decrease in shareholders’ equity. Debt decreased by $17.6 million, from $514.6 million at the end of 2000 to $497.0 million at December 31, 2001. Although debt increased during the year to fund increases to working capital and to fund capital expenditures related to the manufacturing strategy initiative, this increase was more than offset by the company’s focused actions during the year to lower inventories and control other costs to generate cash and reduce debt. The proceeds realized from the company’s issuance of $75.0 million in medium-term notes in August 2001 were used to pay down outstanding commercial paper. Capital spending in 2001 decreased 37.1% to $102.3 million from total 2000 capital spending of $162.7 million, as a result of the company effectively monitoring asset maintenance and replacement as well as managing capital spending related to the manufacturing strategy initiative.

Shareholders’ equity decreased primarily as a result of the minimum pension liability adjustment of $122.5 million, net loss of $41.7 million, payment of dividends to shareholders of $40.2 million for the year and non-cash foreign currency translation adjustments of $15.9 million, resulting from the fluctuation in exchange rates for various currencies due to the strong U.S. dollar.

consolidated statement of cash flows

Year Ended December 31
2001	2000	1999

(Thousands of dollars)
CASH PROVIDED (USED)
Operating Activities
   Net (loss) income
   Adjustments to reconcile net income to net cash
      provided by operating activities:
         Depreciation and amortization
         Deferred income tax provision
         Common stock issued in lieu of cash to benefit plans
         Non-cash portion of impairment and restructuring charges
         Changes in operating assets and liabilities:
Accounts receivable
Inventories
Other assets
Accounts payable and accrued expenses
Foreign currency translation gain
$ (41,666) 152,467 23,013 1,441 41,832 44,803 51,247 (16,897) (72,483) (3,886)	$ 45,888 151,047 10,585 1,303 16,813 (22,536) (52,566) (172) 4,046 (1,296)	$ 62,624 149,949 20,760 467 -0- 12,390 6,551 13,307 13,291 (1,921)

Net Cash Provided by Operating Activities   Investing Activities    Purchases of property, plant and equipment–net    Acquisitions
179,871 (86,377) (12,957)	153,112 (152,506) -0-	277,418 (164,872) (29,240)

Net Cash Used by Investing Activities

Financing Activities
   Cash dividends paid to shareholders
   Purchases of treasury shares
   Proceeds from issuance of long-term debt
   Payments on long-term debt
   Short-term debt activity–net
(99,334) (40,166) (2,931) 80,766 (2,176) (90,980)	(152,506) (43,562) (24,149) 3,478 (3,595) 70,865	(194,112) (44,502) (14,271) 4,076 (20,867) (411)

Net Cash (Used) Provided by Financing Activities Effect of exchange rate changes on cash
(55,487) (2,585)	3,037 (622)	(75,975) 255

Increase In Cash and Cash Equivalents Cash and cash equivalents at beginning of year
22,465 10,927	3,021 7,906	7,586 320

Cash and Cash Equivalents at End of Year
$ 33,392	$ 10,927	$ 7,906

See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

2001 compared to 2000

Cash and cash equivalents increased $22.5 million in 2001. Net cash provided by operating activities in 2001 was $179.9 million, compared to $153.1 million in 2000. Excluding the impact of the $31.0 million CDSOA payment, net cash provided by operating activities would have been comparable to 2000. Cash generated from income in 2001 was used to fund working capital changes, the restructuring and capital expenditures and to pay down debt. Accounts receivable provided $44.8 million in cash. The decrease in inventories provided $51.2 million in cash during 2001. Cash was used as a result of the $72.5 million decrease in accounts payable and accrued expenses. Although accounts payable and accrued expenses increased in 2001, the cash flow effect of this increase in accruals was offset by the non-cash impact of the severance accruals and postretirement benefit reserves related to the Duston and Columbus plant closings as well as the salaried workforce reduction and other manufacturing strategy initiatives. The costs associated with the closing of the Columbus	and Duston plants and other manufacturing strategy initiatives were included in the restructuring announced in April 2001. The costs associated with the salaried workforce reduction were included in the accelerated restructuring announced in August 2001.

Purchases of property, plant and equipment–net were $86.4 million compared to $152.5 million in 2000. In light of the weak economy, the company focused attention on cash conservation and controlled capital spending, while taking into account acceleration of the manufacturing strategy initiatives. The company generated more than $100 million in free cash flow. Free cash flow is defined as net cash provided by operating activities, less purchases of property, plant and equipment-net, adjusted for tax payments versus tax provided. Although the company implemented manufacturing strategy initiatives, cash was used to fund focused growth initiatives such as acquiring Score International, Inc., completing the buyout of its 40% minority interest Chinese joint venture partner in Yantai Timken Company Limited and purchasing Lecheres Industries SAS.

THE TIMKEN COMPANY
In August 2001, the company issued $75.0 million in medium-term notes, and the proceeds were used to pay down outstanding commercial paper. Funds were used by the company to repurchase 206,300 shares of the company’s common stock to be held in treasury as authorized under the company’s 2000 stock purchase plan. The 2000 common stock purchase plan authorizes the company to buy in the open market or in privately negotiated transactions up to 4 million shares of common stock, which are to be held as treasury shares and used for specified purposes. The company may exercise this	authorization until December 31, 2006. As of December 31, 2001, approximately 3.8 million shares remain outstanding pursuant to the plan. The company does not plan to be active in the near future in repurchasing shares under this plan.

The company expects that any cash requirements in excess of cash generated from operating activities (such as those which may be required for potential future acquisitions and affiliations as well as cash contributions to the company’s pension plans) could be met by short-term borrowing and issuance of medium-term notes.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OTHER INFORMATION

In the second quarter of 2000, the ITC voted to revoke the industry’s antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary. The ITC determined that revocation of the antidumping duty orders on tapered roller bearings from those countries was not likely to lead to continuation or recurrence of material injury to the domestic industry within a reasonably foreseeable time. The ITC upheld the antidumping duty order against China. The company has filed an appeal of the ITC’s decision regarding Japan, which is still pending.

In 2001, the company decreased the discount rate for U.S.-based pension and postretirement benefit plans from 8.0% to 7.5% to reflect the decrease in year-end interest rates. The combined expense for U.S.-based pension and postretirement benefits plans is expected to decrease by about $10 million in 2002. This decrease primarily reflects curtailment charges taken in 2001 for the Columbus plant closure that will not recur in 2002. Contributions are projected to increase from 2001 levels.

Changes in short-term interest rates related to three separate funding sources impact the company’s earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an increase in interest expense of $1.2 million with the corresponding decrease in income before taxes of the same amount. The amount was determined by considering the impact of hypothetical interest rates on the company’s borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds’ interest rates.

Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominately in European countries, also impact the company’s earnings. The greatest risk relates to products shipped between the company’s European operations and the United States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2001, there were $19.5 million of hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a change of $1.5 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or the foreign currency sales price as competitors’ products become more or less attractive.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. Intangible assets that are separable and have a definite life will continue to be amortized over their useful lives. If, based on the impairment reviews, the related assets are found to be impaired, their carrying value is adjusted through a charge to earnings. The company will apply the new accounting rules for goodwill and other intangible assets, beginning in the first quarter of 2002. The company is currently evaluating the application of this complex accounting standard. It has identified five reporting units and is in the process of estimating the fair value of each reporting unit.

On December 31, 1998, certain countries that are members of the European Union fixed the conversion rates between their national currencies and a common currency, the Euro. The participating countries' former national currencies existed until January 1, 2002. During 2001, the company evaluated the business implications of conversion to the Euro, including the need to adapt internal systems to accommodate the various Euro-denominated transactions, the competitive implications of cross-border pricing and other strategic issues. The company established a Euro project team to manage the changes required to conduct business operations in compliance with Euro-related regulations. As of December 31, 2001, all of the company’s affected subsidiaries were converted, and the Euro conversion did not have a material impact on the company’s financial condition or results of operations for subsidiaries.

The company continues to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard to meet or exceed customer requirements. By the end of 2001, the company’s plants in Desford, England; Sosnowiec, Poland; Jamshedpur, India; and Lincolnton, North Carolina had obtained ISO 14001 certification. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency’s (EPA’s) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone.

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

Common Stock
	Total	Stated Capital	Other Paid-In Capital	Earnings Invested in the Business	Accumulated Other Comprehensive Loss	Treasury Stock

(Thousands of dollars)
Year Ended December 31, 1999
Balance at January 1, 1999
Net income
Foreign currency translation adjustments
  (net of income tax of $2,829)
Minimum pension liability adjustment
  (net of income tax of $274)
Total comprehensive income
Dividends–$0.72 per share
Purchase of 804,500 shares for treasury
Issuance of 152,425 shares from treasury(1)	$ 1,056,081 62,624 (13,952) (466) 48,206 (44,502) (14,271) 467	$ 53,064	$ 261,156 (2,869)	$ 818,794 62,624 (44,502)	$ (49,716) (13,952) (466)	$ (27,217) (14,271) 3,336

Balance at December 31, 1999	$ 1,045,981	$ 53,064	$ 258,287	$ 836,916	$ (64,134)	$ (38,152)
Year Ended December 31, 2000 Net income Foreign currency translation adjustments (net of income tax of $1,137) Minimum pension liability adjustment (net of income tax of $301) Total comprehensive income Dividends–$0.72 per share Purchase of 1,354,000 shares for treasury Issuance of 123,068 shares from treasury(1)	45,888 (21,293) 514 25,109 (43,562) (24,149) 1,303		(1,414)	45,888 (43,562)	(21,293) 514	(24,149) 2,717

Balance at December 31, 2000	$ 1,004,682	$ 53,064	$ 256,873	$ 839,242	$ (84,913)	$ (59,584)
Year Ended December 31, 2001 Net loss Foreign currency translation adjustments (net of income tax of $963) Minimum pension liability adjustment (net of income tax of $61,892) Cumulative effect of change in method of accounting Change in fair value of derivative financial instruments Reclassification adjustments – contract settlements Total comprehensive loss Dividends–$0.67 per share Purchase of 206,300 shares for treasury Issuance of 97,225 shares from treasury(1)	(41,666) (15,914) (122,520) (34) (1,560) 403 (139,625) (40,166) (2,931) 1,441		(450)	(41,666) (40,166)	(15,914) (122,520) (34) (1,560) 403	(2,931) 1,891

Balance at December 31, 2001	$ 781,735	$ 53,064	$ 256,423	$ 757,410	$ (224,538)	$ (60,624)

(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 29 through 38.

THE TIMKEN COMPANY

notes to consolidated financial statements

1 SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation.

Revenue Recognition: The company recognizes revenue when title passes to the customer. This is generally FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable have historically been low.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 73% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $151,976,000 and $140,473,000 greater at December 31, 2001 and 2000, respectively.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Costs in Excess of Net Assets of Acquired Businesses: Costs in excess of net assets of acquired businesses (goodwill) are amortized on the straight-line method over 25 years for businesses acquired after 1991 and over 40 years for those acquired before 1991. The carrying value of goodwill is reviewed for recoverability based on the undiscounted cash flows of the businesses acquired over the remaining amortization period. Should the review indicate that goodwill is not recoverable, the company’s carrying value of the goodwill would be reduced to fair value. In addition, the company assesses long-lived assets for impairment under Financial Accounting Standards Board’s (FASB) Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Under those rules, goodwill associated with assets acquired in a purchase business combination is included in impairment evaluations when events or circumstances exist that indicate the carrying amount of those assets may not be recoverable. In June 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." Under SFAS No. 142, goodwill and certain other intangible assets are no longer amortized but are reviewed annually for impairment. Intangible assets that are separable and have a definite life will continue to be amortized over their useful lives. If, based on the impairment reviews, the related assets are found to be impaired, their carrying value is adjusted through a charge to earnings. The company will apply the new accounting rules for goodwill and other intangible assets, beginning in the first quarter of 2002. The company is currently evaluating the implications of SFAS No. 142. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets, which provides guidance on the accounting for impairment or disposal of long-lived assets. SFAS No. 144 also provides guidance for differentiating between assets held and used and assets to be disposed of. The company will apply the new accounting rules for impairment, beginning January 1, 2002, and is evaluating the impact of adoption.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company’s assets and liabilities.

The company plans to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $115,800,000 at December 31, 2001. Accordingly, U.S. income taxes have not been provided on such earnings. Based on financial information as of December 31, 2001, no additional U.S. income tax may be due if these earnings were distributed. However, such distributions would be subject to non-U.S. withholding taxes and secondary taxes on distributed profits totaling approximately $6,100,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $3,211,000 in 2001, $1,467,000 in 2000 and $9,856,000 in 1999.

Earnings Per Share: Earnings per share are computed by dividing net (loss) income by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net (loss) income by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: Effective January 1, 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement required the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative that is designated as a hedge is immediately recognized in earnings. Certain of the company’s holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The adoption of SFAS No. 133 did not have a significant effect on the company’s financial position or results of operations.

Reclassifications: Certain amounts reported in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

notes to consolidated financial statements

2 IMPAIRMENT AND RESTRUCTURING CHARGES

It is the company’s policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Impairment charges are recognized to write down assets to their fair value when assets are identified that have a history of negative operating results or cash flows, have limited or no future strategic use or when it is probable that the undiscounted cash flows of an asset are less than the current net book value.

The $55 million restructuring program announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million ($10.5 million in 2001) recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. During the year, $2.0 million in restructuring expenses were reversed as a result of an overaccrual in severance for associates included in the first phase of restructuring but who were not severed. Total payments of $13.0 million have been disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximate $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of the initial restructuring.

In April 2001, the company announced a strategic global refocusing of its manufacturing operations to establish a foundation for accelerating the company's growth initiatives. This second phase of the company's transformation includes creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company's global supply chain, rationalizing production to the lowest total cost plants in the company's global manufacturing system and implementing lean manufacturing process redesign to continue to improve quality and productivity. The company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England, and to sell a tooling plant in Ashland, Ohio. These changes were expected to affect production processes and employment as the company reduces positions by about 1,500 by the end of 2002.

In light of the market weakness experienced throughout 2001, the company announced in June that it was stepping up the strategic refocusing of its manufacturing operations. This included accelerating the previously announced closings in Columbus and Duston. The Columbus bearing plant ceased manufacturing operations on November 9, while the Duston plant is expected to close in mid-2002. The company announced additional cost-saving actions in August. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. The affected associates exited the company by the end of 2001.

As a result of the program announced in April, the company targeted an annualized pretax rate of savings of approximately $100 million by the end of 2004. To implement these actions, the company expects to take approximately $100-$110 million in severance, impairment and implementation charges by the end of 2002. As of the end of 2001, the company achieved estimated annualized savings of $21 million.

The actual charges incurred for this program to date total $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were implementation charges classified as cost of products sold ($4.1 million) and selling, administrative, and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. As of December 31, 2001, cash payments of $9.1 million have been made for severance, resulting in a remaining accrual balance of $21.4 million, the majority of which is payable over the next twelve months. Of the total $30.8 million in severance costs, $0.3 million was paid and expensed when incurred.

Since the announcement in April, 856 associates left the company by the end of 2001. Of that number, 618 people were from the Duston and Columbus plants, Canadian Timken Ltd., and associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company through the end of the year, and their positions have been eliminated.

Key elements of the 2001 restructuring and impairment charges by segment for the year ended December 31, 2001 are as follows:

	Auto	Industrial	Steel	Total

(Millions of dollars) Restructuring: Separation cost Exit costs Impaired assets: Property, plant and equipment Special Charges: SFAS No. 88/106 curtailment Reversal of Separation cost	$ 26.0 0.4 $ 26.4 $ 1.1 $ -0- $ (0.2) $ 27.3	$ 7.6 1.0 $ 8.6 $ 3.8 $ 15.1 $ (1.8) $ 25.7	$ 1.3 -0- $ 1.3 $ 0.4 $ -0- $ -0- $ 1.7	$ 34.9 1.4 $ 36.3 $ 5.3 $ 15.1 $ (2.0) $ 54.7

THE TIMKEN COMPANY

3 COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:

2001		2000	1999

(Thousands of dollars) Foreign currency translation adjustment Minimum pension liability adjustment Fair value of open foreign currency cash flow hedges	$ (94,570) (128,777) (1,191)	$ (78,656) (6,257) -0-	$ (57,363) (6,771) -0-

	$ (224,538)	$ (84,913)	$ (64,134)

4 ACQUISITIONS

In November 2001, the company purchased Lecheres Industries SAS, the parent company of Bamarec S.A., a precision component manufacturer based in France. In February 2001, the company completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Prior to the buyout, the company owned a 60% interest in Yantai Timken, and its financial results were consolidated into the company’s financial statements, taking into account a minority interest. In January 2001, the company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools located in Sanford, Florida.

In March 1999, the company increased its ownership of Timken India Limited (formerly Tata Timken Limited) from 40% to 80%. Prior to the additional investment, the company accounted for its investment in Timken India using the equity method. As a result of the transaction, the Timken India financial position and operating results are consolidated into the company’s financial statements.

The total cost of these acquisitions amounted to $12,957,000 in 2001 and $29,240,000 in 1999. A portion of the purchase price has been allocated to the assets and liabilities acquired based on their fair values at the dates of acquisition. The fair value of the assets was $25,408,000 in 2001 and $30,425,000 in 1999; the fair value of liabilities assumed was $16,396,000 in 2001 and $9,790,000 in 1999. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. All of the acquisitions were accounted for as purchases. The company’s consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of these acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

5 EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:

2001		2000	1999

(Thousands of dollars, except per share data)
Numerator:
  Net (loss) income for earnings per share and earnings per share - assuming dilution – income available to common shareholders
Denominator:
  Denominator for earnings per share – weighted-average shares
  Effect of dilutive securities:
    Stock options and awards – based on the treasury stock method
	$ (41,666) 59,947,568 (1)	$ 45,888 60,556,595 166,577	$ 62,624 61,795,162 230,651

Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	59,947,568	60,723,172	62,025,813

Earnings per share	$ (0.69)	$ 0.76	$ 1.01

Earnings per share - assuming dilution	$ (0.69)	$ 0.76	$ 1.01

(1) Addition of 161,211 shares would result in antidilution.

notes to consolidated financial statements

6 FINANCING ARRANGEMENTS

Long-term debt at December 31, 2001 and 2000 was as follows:

2001		2000

(Thousands of dollars)
Fixed-rate Medium-Term Notes, Series A, due at various dates through
  May 2028, with interest rates ranging from 6.20% to 7.76%
Variable-rate State of Ohio Air Quality and Water Development
  Revenue Refunding Bonds, maturing on November 1, 2025
    (1.6% at December 31, 2001)
Variable-rate State of Ohio Pollution Control Revenue Refunding
  Bonds, maturing on July 1, 2003 (1.7% at December 31, 2001)
Variable-rate State of Ohio Water Development Revenue
  Refunding Bonds, maturing May 1, 2007 (1.6% at December 31, 2001)
Variable-rate State of Ohio Water Development Authority Solid Waste
  Revenue Bonds, maturing on July 1, 2032 (1.8% at December 31, 2001)
Other
	$ 327,000 21,700 17,000 8,000 24,000 12,885	$ 252,000 21,700 17,000 8,000 24,000 9,455

Less current maturities	410,585 42,434	332,155 26,974

	$ 368,151	$ 305,181

The maturities of long-term debt for the five years subsequent to December 31, 2001, are as follows: 2002–$42,434,000; 2003–$20,725,000; 2004–$5,750,000; 2005–$515,000; and 2006–$95,136,000.

Interest paid in 2001, 2000 and 1999 approximated $33,000,000, $33,000,000 and $32,000,000, respectively. This differs from interest expense due to timing of payments and interest capitalized of $1,400,000 in 2001; $1,600,000 in 2000; and $3,700,000 in 1999 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 4.3% in 2001, 6.5% in 2000 and 5.2% in 1999. The weighted- average interest rate on short-term debt during the year was 5.8% in 2001, and 6.3% in 2000 and 1999.

At December 31, 2001, the company had available $298,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks.

The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company’s option–adjusted prime, Eurodollar, competitive bid Eurodollar or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 2001, enables the company to issue up to an additional $125,000,000 of long-term debt securities in the public markets. In August 2001, the company issued $75,000,000 of medium-term notes with an effective interest rate of 6.75% maturing on August 21, 2006.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $16,799,000, $14,719,000 and $17,724,000 in 2001, 2000 and 1999, respectively. At December 31, 2001, future minimum lease payments for noncancelable operating leases totaled $57,104,000 and are payable as follows: 2002–$13,290,000; 2003–$9,826,000; 2004–$7,232,000 ; 2005–$4,817,000; 2006–$3,044,000; and $18,895,000 thereafter.

7 FINANCIAL INSTRUMENTS

As a result of the company’s worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to the purchases of inventory and equipment. The purpose of these foreign currency hedging activities is to minimize the effect of exchange rate fluctuations on business decisions and the resulting uncertainty on future financial results. At December 31, 2001 and 2000, the company had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of $19,507,000 and $10,948,000, respectively. The forward foreign exchange contracts were primarily entered into by the company’s European subsidiaries to manage Euro, U.S. dollar and British pound exposures. The	realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed-rate debt, based on discounted cash flow analysis, was $334,000,000 and $255,000,000 at December 31, 2001 and 2000, respectively. The carrying value of this debt was $346,000,000 and $270,000,000.

THE TIMKEN COMPANY

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

In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options’ vesting periods. The pro forma information indicates a decrease in net income of $5,731,000 in 2001; $6,014,000 in 2000; and $5,056,000 in 1999.

Following is the pro forma information and the related assumptions under the Black-Scholes method:

2001		2000	1999

(Thousands of dollars except per share data)
Pro forma net (loss) income
Earnings per share
Earnings per share - assuming dilution
Assumptions:
Risk-free interest rate
Dividend yield
Expected stock volatility
Expected life - years	$ (47,397) $ (0.79) $ (0.79) 6.32% 3.36% 0.480 8	$ 39,874 $ 0.66 $ 0.66 6.31% 3.01% 0.481 8	$ 57,568 $ 0.93 $ 0.93 5.33% 2.79% 0.444 8

A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

	2001		2000		1999

	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price

Outstanding - beginning of year Granted Exercised Canceled or expired	5,720,990 1,367,400 (54,528) (208,450)	$21.41 15.05 14.67 20.35	4,515,676 1,356,400 (88,761) (62,325)	$22.90 15.88 12.96 21.28	3,526,301 1,186,100 (186,774) (9,951)	$23.73 19.45 16.72 22.13

Outstanding - end of year	6,825,412	$20.22	5,720,990	$21.41	4,515,676	$22.90

Options exercisable	3,745,131		2,910,271		2,171,996

The company sponsors a performance target option plan that is contingent upon the company’s common shares reaching specified fair market values. Under the plan, no awards were issued nor was compensation expense recognized during 2001, 2000 or 1999.

Exercise prices for options outstanding as of December 31, 2001, range from $13.50 to $33.75; the weighted-average remaining contractual life of these options is seven years. The estimated weighted-average fair values of stock options granted during 2001,

2000 and 1999 were $6.36, $7.01 and $8.11, respectively. At December 31, 2001, a total of 149,367 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 61,301, 100,832 and 87,206 common shares in 2001, 2000 and 1999, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The number of shares available for future grants for all plans at December 31, 2001, including stock options, is 825,513.

notes to consolidated financial statements

9 RETIREMENT AND POSTRETIREMENT BENEFIT PLANS

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2001, the plans had 12,747,708 shares of Timken Company common stock with a fair value of $206,258,000. Company contributions to the plans, including performance sharing, amounted to $13,289,000 in 2001; $14,384,000 in 2000; and $14,891,000 in 1999. The company paid dividends totaling $8,192,000 in 2001; $7,958,000 in 2000; and $6,838,000 in 1999, to plans holding common shares.	The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care plans and the life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 2001 and 2000:

	Defined Benefit Pension Plans		Postretirement Plans

	2001	2000	2001	2000

(Thousands of dollars)
Change in benefit obligation
Benefit obligation at beginning of year
Service cost
Interest cost
Amendments
Actuarial losses (gains)
Associate contributions
International plan exchange rate change
Curtailment loss
Benefits paid	$ 1,641,959 35,313 126,809 6,246 120,256 1,604 (5,416) 16,522 (117,691)	$ 1,451,729 33,328 119,943 76,602 72,869 1,845 (14,890) -0- (99,467)	$ 588,824 4,047 48,380 (33,413) 69,500 -0- (126) 9,109 (45,620)	$ 466,307 4,309 40,043 8,563 105,987 -0- 74 -0- (36,459)

Benefit obligation at end of year	$ 1,825,602	$ 1,641,959	$ 640,701	$ 588,824

Change in plan assets(1) Fair value of plan assets at beginning of year Actual return on plan assets Associate contributions Company contributions International plan exchange rate change Benefits paid	$ 1,383,683 (51,608) 1,604 84,882 (5,656) (117,691)	$ 1,457,453 (17,703) 1,845 56,843 (15,288) (99,467)

Fair value of plan assets at end of year	$ 1,295,214	$ 1,383,683

Funded status
Projected benefit obligation in excess of plan assets
Unrecognized net actuarial (gain) loss
Unrecognized net asset at transition dates, net of amortization
Unrecognized prior service cost (benefit)	$ (530,388) 260,126 (2,246) 146,448	$ (258,276) (55,482) (4,219) 168,181	$ (640,701) 241,018 -0- (51,743)	$ (588,824) 181,173 -0- (23,077)

Accrued benefit cost	$ (126,060)	$ (149,796)	$ (451,426)	$ (430,728)

Amounts recognized in the consolidated balance sheet Accrued benefit liability Intangible asset Minimum pension liability included in accumulated other comprehensive income	$ (456,517) 136,118 194,339	$ (248,126) 88,405 9,925	$ (451,426) -0- -0-	$ (430,728) -0- -0-

Net amount recognized	$ (126,060)	$ (149,796)	$ (451,426)	$ (430,728)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

THE TIMKEN COMPANY
Due to lower interest rates and lower capital market performance, the benefit obligations at December 31, 2001 exceeded the market value of plan assets for the majority of the company’s plans. For these plans, the projected benefit obligation was $1,808,138,000; the accumulated benefit obligation was $1,739,851,000, and the fair value of plan assets was $1,281,626,000 at December 31, 2001.	In 2001, lower investment performance, which reflected lower stock market returns, and lower interest rates reduced the company’s pension fund asset values and increased the company’s defined benefit pension liability. As a result, the company’s minimum pension liability increased to $330,457,000 and its related intangible pension asset increased to $136,118,000. The balance is reflected as a reduction to shareholders’ equity, net of applicable deferred income taxes.

The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:

	Pension Benefits			Postretirement Benefits

	2001	2000	1999	2001	2000	1999

Assumptions Discount rate Future compensation assumption Expected long-term return on plan assets	7.50% 3% to 4% 9.50%	8.00% 3% to 4% 9.50%	8.25% 3% to 4% 9.25%	7.50%	8.00%	8.25%

Components of net periodic benefit cost
(Thousands of dollars)
Service cost
Interest cost
Expected return on plan assets
Amortization of prior service cost
Recognized net actuarial (gain) loss
Curtailment loss
Amortization of transition asset	$ 35,313 126,809 (126,882) 19,919 (292) 6,333 (982)	$ 33,328 119,943 (116,302) 21,995 (556) -0- (1,002)	$ 35,876 103,232 (102,148) 16,412 1,724 -0- (1,951)	$ 4,047 48,380 -0- (4,376) 9,646 8,738 -0-	$ 4,309 40,043 -0- (3,730) 3,670 -0- -0-	$ 4,857 33,525 -0- (4,474) 3,796 -0- -0-

Net periodic benefit cost	$ 60,218	$ 57,396	$ 53,145	$ 66,435	$ 44,292	$ 37,704

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.00% for 2001 through 2002 declining gradually to 6.00% in 2006 and thereafter for pre-age 65 benefits, 6.00% for post-age 65 benefits for all years, and 15.00% for 2001 through 2002, declining gradually to 6.00% in 2014 and thereafter for prescription drug benefits.	The assumed health care cost trend rate has a significant effect on the amounts reported. A one percentage point increase in the assumed health care cost trend rate would increase the 2001 total service and interest cost components by $2,087,000 and would increase the postretirement benefit obligation by $28,075,000. A one percentage point decrease would provide corresponding reductions of $1,883,000 and $25,362,000, respectively.

10 RESEARCH AND DEVELOPMENT

Expenditures committed to research and development amounted to approximately $54,000,000 in 2001; $52,000,000 in 2000; and	$50,000,000 in 1999. Such expenditures may fluctuate from year to year depending on special projects and needs.

11 CONTINGENCIES

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable.	Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company’s operations, cash flows or consolidated financial position.

The company is the guarantor of a $12.3 million letter of credit for Pel Technologies, LLC.

notes to consolidated financial statements

12 SEGMENT INFORMATION

Description of types of products and services from which each reportable segment derives its revenues

In previous years, the company had two reportable segments consisting of Bearings and Steel. Based on the company’s reorganization into global business units, management has determined that the Automotive Bearings and Industrial Bearings segments meet the quantitative and qualitative thresholds of a reportable segment as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information."

Automotive Bearings include products for passenger cars, light and heavy trucks and trailers. Industrial Bearings include industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. The company’s tapered roller bearings are used in a wide variety of products including railroad cars and locomotives, aircraft wheels, machine tools, rolling mills and farm and construction equipment. Super precision bearings are used in aircraft, missile guidance systems, computer peripherals and medical instruments. Other bearing products manufactured by the company include cylindrical, spherical, straight and ball bearings for industrial markets.

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

Prior year data has been restated to comply with current year presentation. In 2000, the company implemented a transformation of its structure, which allowed it to work more closely with customers who are more global in scope and introduce new products faster and increase market presence. As this implementation began in 2000, it is impracticable for the company to restate 1999 segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place at that time.

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

Factors used by management to identify the enterprise’s reportable segments
The company’s reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries.

Geographical entities as defined here are not reflective of how the Automotive Bearings, Industrial Bearings and Steel businesses are operated by the company. Europe information presented reflects shipments from European locations. The information does not include product manufactured by facilities located outside Europe and shipped directly to customers located in Europe.

Geographic Financial Information	United States(3)(4)	Europe(1)(2)	Other Countries	Consolidated

(Thousands of dollars) 2001 Net sales Impairment and restructuring Income (loss) before income taxes Non-current assets	$ 1,906,823 24,104 24,365(3) 1,402,780	$ 351,242 30,054 (62,418)(1) 232,105	$ 189,113 531 11,170 69,819	$ 2,447,178 54,689 (26,883) 1,704,704

2000 Net sales Impairment and restructuring Income (loss) before income taxes Non-current assets	$ 2,062,306 18,073 84,988(4) 1,391,080	$ 361,649 6,645 (35,065)(2) 204,135	$ 219,053 3,036 20,674 70,348	$ 2,643,008 27,754 70,597 1,665,563

1999 Net sales Impairment and restructuring Income (loss) before income taxes Non-current assets	$ 1,922,092 -0- 112,556 1,303,980	$ 364,380 -0- (28,936) 240,020	$ 208,562 -0- 15,371 63,792	$ 2,495,034 -0- 98,991 1,607,792

(1) Excluding $30,054,000 of impairment and restructuring costs and reorganization costs of $4,704,000, Europe’s loss before income taxes equals $27,660,000 in 2001.
(2) Excluding $6,645,000 of impairment and restructuring costs and reorganization costs of $3,444,000, Europe’s loss before income taxes equals $24,976,000 in 2000.
(3) Excluding $24,104,000 of impairment and restructuring costs and reorganization costs of $7,718,000, United States’ income before income taxes equals $56,187,000 in 2001.
(4) Excluding $18,073,000 of impairment and restructuring costs and reorganization costs of $7,757,000, United States’ income before income taxes equals $110,818,000 in 2000.

THE TIMKEN COMPANY

Segment Financial Information	2001	2000	1999

(Thousands of dollars) Automotive Bearings Net sales to external customers Depreciation and amortization Impairment and restructuring charges Receipt of U.S. Continued Dumping and Subsidy Offset Act (CDSOA) payment arnings before interest and taxes Capital expenditures	$ 751,029 36,381 27,270 2,989 (39,939) 36,427	$ 839,838 35,344 1,143 -0- 24,595 50,540	(5)

(Thousands of dollars) Industrial Bearings Net sales to external customers Depreciation and amortization Impairment and restructuring charges Receipt of CDSOA payment Earnings before interest and taxes Capital expenditures	$ 882,279 48,314 25,671 28,030 32,144 34,646	$ 923,477 48,197 11,499 -0- 54,304 59,382	(5)

(Thousands of dollars)
Total Bearings
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Receipt of CDSOA payment
(Loss) earnings before interest and taxes
Capital expenditures
Assets employed at year-end	$ 1,633,308 84,695 52,941 31,019 (7,795) 71,073 1,628,160	$ 1,763,315 83,541 12,642 -0- 78,899 109,922 1,577,307	$ 1,759,871 83,255 -0- -0- 80,548 116,569 1,476,545

Steel
Net sales to external customers
Intersegment sales
Depreciation and amortization
Impairment and restructuring charges
Earnings before interest and taxes
Capital expenditures
Assets employed at year-end	$ 813,870 146,492 67,772 1,748 9,345 31,274 904,924	$ 879,693 196,500 67,506 15,112 19,349 52,795 986,798	$ 735,163 211,870 66,694 -0- 44,039 56,653 964,773

Total
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Receipt of CDSOA payment
Earnings before interest and taxes
Capital expenditures
Assets employed at year-end	$ 2,447,178 152,467 54,689 31,019 1,550 102,347 2,533,084	$ 2,643,008 151,047 27,754 -0- 98,248 162,717 2,564,105	$ 2,495,034 149,949 -0- -0- 124,587 173,222 2,441,318

Income Before Income Taxes Total EBIT for reportable segments Interest expense Interest income Intersegment adjustments	$ 1,550 (33,401) 2,109 2,859	$ 98,248 (31,922) 3,479 792	$ 124,587 (27,225) 3,096 (1,467)

(Loss) income before income taxes	$ (26,883)	$ 70,597	$ 98,991

(5) It is impracticable for the company to restate 1999 segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place at that time.

The Company evaluates operating performance based on each segment’s profit before interest and income taxes. Therefore, interest expense and interest income are maintained at a corporate level and are not shown on a segmented basis.

notes to consolidated financial statements

13 INCOME TAXES

The provision (credit) for income taxes consisted of the following:

	2001		2000		1999

	Current	Deferred	Current	Deferred	Current	Deferred

(Thousands of dollars) United States: Federal State and local Foreign	$ (18,523) 2,332 7,961	$ 22,620 (628) 1,021	$ (1,093) 1,775 13,442	$ 13,093 (995) (1,513)	$ 9,988 (552) 6,171	$ 20,884 2,835 (2,959)

	$ (8,230)	$ 23,013	$ 14,124	$ 10,585	$ 15,607	$ 20,760

The company made income tax payments of approximately $7,210,000 in 2001;$17,520,000 in 2000;and $14,760,000 in 1999. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2001 and 2000 was as follows:

2001		2000

(Thousands of dollars) Deferred tax assets: Accrued postretirement benefits cost Accrued pension cost Benefit accruals Tax loss and credit carryforwards Other–net Valuation allowance	$ 170,975 67,571 18,473 33,787 12,754 (34,756)	$ 159,014 31,920 25,603 16,439 12,960 (18,084)

Deferred tax liability–depreciation	268,804 (198,746)	227,852 (196,500)

Net deferred tax asset	$ 70,058	$ 31,352

Following is the reconciliation between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:

2001		2000	1999

(Thousands of dollars)
Income tax (credit) at the statutory federal rate
Adjustments:
   State and local income taxes, net of federal tax benefit
   Tax on foreign remittances
   Non-deductible unrealized exchange losses
   Foreign tax credits
   Losses without current tax benefits
   Settlements and claims for prior years
   Valuation allowance
Other items	$ (9,409) 1,107 476 779 -0- 20,854 -0- (723) 1,699	$ 24,709 507 1,617 587 (2,702) 5,177 (5,125) (1,402) 1,341	$ 34,647 1,484 1,216 1,548 (2,205) -0- -0- -0- (323)

Provision for income taxes	$ 14,783	$ 24,709	$ 36,367

Effective income tax rate	N/A	35%	37%

THE TIMKEN COMPANY

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2001 and 2000 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP
Canton, Ohio
January 29, 2002

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this annual report (including the company’s forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular the Corporate Profile on pages 16 through 18 and Management’s Discussion and Analysis on pages 20 through 27 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those projected or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes the potential instability of governments and legal systems in countries in which the company or its customers conduct business and significant changes in currency valuations

b) the effects of changes in customer demand on sales, product mix and prices. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market, in light of the ITC voting in second quarter 2000 to revoke the antidumping orders on imports of tapered roller bearings from Japan, Romania and Hungary.

c) competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors and new technology that may impact the way the company's products are sold or distributed.

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

e) the success of the company's operating plans, including its ability to achieve the benefits from its global restructuring, manufacturing transformation, and administrative cost reduction as well as its ongoing continuous improvement and rationalization programs; its ability to integrate acquisitions into company operations; the ability of acquired companies to achieve satisfactory operating results; its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business and its ability to successfully implement its new organizational structure.

f) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to intellectual property, product warranty and environmental issues.

g) changes in worldwide financial markets, to the extent they (1) affect the company's ability or costs to raise capital, (2) have an impact on the overall performance of the company's pension fund investments and (3) cause changes in the economy which affect customer demand.

The company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

summary of operations and other comparative data

(Thousands of dollars, except per share data)

	2001	2000	1999	1998

Statements of Income Net sales: Automotive Bearings Industrial Bearings Total Bearings Steel	$ 751,029 882,279 1,633,308 813,870	$ 839,838 923,477 1,763,315 879,693	(5) (5) 1,759,871 735,163	(5) (5) 1,797,745 882,096

Total net sales	2,447,178	2,643,008	2,495,034	2,679,841

Cost of products sold
Selling, administrative and general expenses
Impairment and restructuring charges
Operating (loss) income
Earnings before interest and taxes (EBIT)
Interest expense
(Loss) income before income taxes
Provision (credit) for income taxes
(Loss) income before cumulative effect of
   accounting changes
Net (loss) income	2,046,458 363,683 54,689 (17,652) 4,409 33,401 (26,883) 14,783 (41,666) $ (41,666)	2,142,135 367,499 27,754 105,620 99,040 31,922 70,597 24,709 45,888 $ 45,888	2,002,366 359,910 -0- 132,758 123,120 27,225 98,991 36,367 62,624 $ 62,624	2,098,186 356,672 -0- 224,983 208,866 26,502 185,350 70,813 114,537 $ 114,537
Balance Sheets Inventory Current assets Working capital Property, plant and equipment (less depreciation) Total assets Total debt Total liabilities Shareholders’ equity	$ 429,231 828,380 187,224 1,305,346 2,533,084 497,015 1,751,349 $ 781,735	$ 489,549 898,542 311,090 1,363,772 2,564,105 514,064 1,559,423 $ 1,004,682	$ 446,588 833,526 348,455 1,381,474 2,441,318 449,890 1,395,337 $ 1,045,981	$ 457,246 850,337 359,914 1,349,539 2,450,031 469,398 1,393,950 $ 1,056,081

Other Comparative Data
Net (loss) income/Total assets
Net (loss) income/Net sales
EBIT/Beginning invested capital (1)
Inventory days (FIFO)
Net sales per associate (2)
Capital expenditures
Depreciation and amortization
Capital expenditures/Depreciation
Dividends per share
Earnings per share (3)
Earnings per share - assuming dilution (3)
Debt to total capital
Number of associates at year-end
Number of shareholders (4)	(1.6)% (1.7)% 0.2% 104.8 $ 124.8 $ 102,347 $ 152,467 69.9% $ 0.67 $ (0.69) $ (0.69) 38.9% 18,735 39,919	1.8% 1.7% 4.7% 108.5 $ 127.9 $ 162,717 $ 151,047 112.4% $ 0.72 $ 0.76 $ 0.76 33.9% 20,474 42,661	2.6% 2.5% 5.6% 108.4 $ 119.1 $ 173,222 $ 149,949 120.3% $ 0.72 $ 1.01 $ 1.01 30.1% 20,856 42,907	4.7% 4.3% 10.5% 109.4 $ 127.5 $ 258,621 $ 139,833 192.5% $ 0.72 $ 1.84 $ 1.82 30.8% 21,046 45,942

THE TIMKEN COMPANY

1997	1996	1995	1994	1993	1992

(5) (5) 1,718,876 898,686	(5) (5) 1,598,040 796,717	(5) (5) 1,524,728 705,776	(5) (5) 1,312,323 618,028	(5) (5) 1,153,987 554,774	(5) (5) 1,169,035 473,275

2,617,562	2,394,757	2,230,504	1,930,351	1,708,761	1,642,310
2,005,374 332,419 -0- 279,769 286,766 21,432 266,592 95,173 171,419 $ 171,419	1,828,394 319,458 -0- 246,905 242,304 17,899 225,259 86,322 138,937 $ 138,937	1,723,463 304,046 -0- 202,995 197,957 19,813 180,174 67,824 112,350 $ 112,350	1,514,098 283,727 -0- 132,526 134,674 24,872 111,323 42,859 68,464 $ 68,464	1,369,711 276,928 48,000 14,122 7,843 29,619 (20,919) (3,250) (17,669) $ (271,932)	1,300,744 299,305 -0- 42,261 40,606 28,660 13,431 8,979 4,452 $ 4,452
$ 445,853 855,171 275,607 1,220,516 2,326,550 359,431 1,294,474 $ 1,032,076	$ 419,507 793,633 265,685 1,094,329 2,071,338 302,665 1,149,110 $ 922,228	$ 367,889 710,258 247,895 1,039,382 1,925,925 211,232 1,104,747 $ 821,178	$ 332,304 657,180 178,556 1,030,451 1,858,734 279,519 1,125,843 $ 732,891	$ 299,783 586,384 153,971 1,024,664 1,789,719 276,476 1,104,407 $ 685,312	$ 310,947 556,017 165,553 1,049,004 1,738,450 320,515 753,387 $ 985,063
7.4% 6.5% 16.1% 111.5 $ 130.5 $ 229,932 $ 134,431 177.3% $ 0.66 $ 2.73 $ 2.69 25.8% 20,994 46,394	6.7% 5.8% 15.1% 117.5 $ 132.4 $ 155,925 $ 126,457 127.0% $ 0.60 $ 2.21 $ 2.19 24.7% 19,130 31,813	5.8% 5.0% 12.6% 112.2 $ 134.2 $ 131,188 $ 123,409 109.1% $ 0.555 $ 1.80 $ 1.78 20.5% 17,034 26,792	3.7% 3.5% 9.0% 118.0 $ 119.9 $ 119,656 $ 119,255 102.6% $ 0.50 $ 1.11 $ 1.10 27.6% 16,202 49,968	(15.2)% (15.9)% 0.5% 122.5 $ 104.5 $ 92,940 $ 118,403 80.2% $ 0.50 $ (0.29) $ (0.29) 28.7% 15,985 28,767	0.3% 0.3% 2.5% 137.8 $ 95.3 $ 139,096 $ 114,433 124.4% $ 0.50 $ 0.07 $ 0.07 24.5% 16,729 31,395

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
(5)It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.

APPENDIX TO EXHIBIT 13

On page 1 of the printed document, three bar charts were shown which contain the following information:

(1)	Net Sales ($ Millions)
	1997 1998 1999 2000 2001	2,618 2,680 2,495 2,643 2,447
(2)	Dividends per Share (cents)
	1997 1998 1999 2000 2001	.66 .72 .72 .72 .67
(3)	Inventory Days
	1992 1995 1998 2001	137.8 112.2 109.4 104.8

On page 40 of the printed document, two bar charts were shown that contain the following information:

(1)	Total Net Sales to Customers (Billions of dollars)
		Automotive and Industrial Bearings	Steel
	1992 1993 1994 1995 1996 1997 1998 1999 2000 2001	1.169 1.154 1.312 1.525 1.598 1.719 1.798 1.760 1.763 1.633	0.473 0.555 0.618 0.706 0.797 0.899 0.882 0.735 0.880 0.814
(2)	EBIT/Beginning Invested Capital
	1992 1993 1994 1995 1996 1997 1998 1999 2000 2001	2.5% 0.5% 9.0% 12.6% 15.1% 16.1% 10.5% 5.6% 4.7% 0.2%