Form 10-K, Exhibit 13
period 2002-12-31
TIMKEN CO
filed 2003-03-27
CIK 98362

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2002

FINANCIAL summary

2002		2001
(Thousands of dollars, except per share data)
Net sales
Impairment and restructuring charges
Income (loss) before income taxes and
 cumulative effect of change in accounting principle
Provision for income taxes
Income (loss) before cumulative effect of
 change in accounting principle
Net income (loss)
Earnings per share
Earnings per share - assuming dilution
Dividends per share	$ 2,550,075 32,143 85,518 34,067 $ 51,451 $ 38,749 $ .63 $ .62 $ .52	$ 2,447,178 54,689 (26,883) 14,783 (41,666) $ (41,666) $ (.69) $ (.69) $ .67

QUARTERLY financial data

2002	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share(3)		Dividends per Share
					Basic	Diluted
(Thousands of dollars, except per share data)
Q1(1) Q2 Q3(3) Q4	$ 615,757 660,829 628,591 644,898	$ 118,642 124,301 111,262 115,372	$ 3,057 14,226 7,703 7,157	$ (3,514) 3,960 1,837 36,466(2)	$ (.06) .07 .03 .58	$ (.06) .07 .03 .57	$ .13 .13 .13 .13

	$ 2,550,075	$ 469,577	$ 32,143	$ 38,749	$ .63	$ .62	$ .52
2001
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 661,516 634,389 577,698 573,575	$ 118,014 111,083 90,951 80,672	$ 7,907 16,859 24,639 5,284	$ 2,222 (14,574) (30,532) 1,218(2)	$ .04 (.24) (.51) .02	$ .04 (.24) (.51) .02	$ .18 .18 .18 .13

	$ 2,447,178	$ 400,720	$ 54,689	$ (41,666)	$ (.69)	$ (.69)	$ .67

(1) Net income (loss) and earnings per share for Q1 reflect the cumulative effect of change in accounting principle in accordance with the adoption of
Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets." The change reduced net income (loss) by $12.7 million or $.21 per share.
(2) Includes receipt (net of expenses) of $50.2 million and $29.6 million in 2002 and 2001 resulting from the U.S. Continued Dumping and Subsidy Offset Act.
(3) Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

2002 Stock Prices			2001 Stock Prices
	High	Low		High	Low

Q1 Q2 Q3 Q4	$ 24.50 27.41 24.00 20.27	$ 15.35 20.50 16.54 14.92	Q1 Q2 Q3 Q4	$ 17.38 18.65 17.16 16.49	$ 14.63 14.89 11.75 13.04

1

CONSOLIDATED statement of operations

Year Ended December 31
2002		2001	2000
(Thousands of dollars, except per share data)
Net sales Cost of products sold	$ 2,550,075 2,080,498	$ 2,447,178 2,046,458	$ 2,643,008 2,142,135

Gross Profit   Selling, administrative and general expenses Impairment and restructuring charges
	469,577 358,866 32,143	400,720 363,683 54,689	500,873 367,499 27,754

Operating Income (Loss)   Interest expense Interest income Receipt of Continued Dumping & Subsidy Offset Act (CDSOA) payment Other expense - net
	78,568 (31,540) 1,676 50,202 (13,388)	(17,652) (33,401) 2,109 29,555 (7,494)	105,620 (31,922) 3,479 - (6,580)

Income (Loss) Before Income Taxes and Cumulative Effect
 of Change in Accounting Principle Provision for income taxes
	85,518 34,067	(26,883) 14,783	70,597 24,709

Income (Loss) Before Cumulative Effect of Change
  in Accounting Principle
	$ 51,451	$ (41,666)	$ 45,888

Cumulative effect of change in accounting principle
 (net of income tax benefit of $7,786)
	(12,702)	-	-

Net Income (Loss)   Earnings Per Share:  Income (loss) before cumulative effect of change   in accounting principle  Cumulative effect of change in accounting principle
	$ 38,749 $0.84 (0.21)	$ (41,666) $(0.69) -	$ 45,888 $0.76 -

Earnings Per Share   Earnings Per Share - Assuming Dilution:  Income (loss) before cumulative effect of change   in accounting principle  Cumulative effect of change in accounting principle
	$ 0.63 $ 0.83 (0.21)	$ (0.69) $(0.69) -	$ 0.76 $(0.76) -

Earnings Per Share - Assuming Dilution
	$ 0.62	$ (0.69)	$ 0.76
See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS

2002 compared to 2001

Net sales for 2002 were $2.550 billion, an increase of 4.2% from 2001's $2.447 billion. The company's 2002 results for both Automotive Bearings and Steel benefited from increased demand in the automotive industry. North American light truck production was strong throughout the year, and heavy truck demand remained strong throughout 2002 because of stricter emissions standards for heavy trucks enacted in the fourth quarter of 2002, which were anticipated by the market and its customers. However, industrial markets around the world showed few signs of recovery. Both rail and global aerospace demand remained weak.

Gross profit in 2002 was $469.6 million (18.4% of net sales), an increase of 17.2% from $400.7 million (16.4% of net sales) in 2001. The improvement resulted from higher sales volume, higher productivity, cost containment and savings generated from the company's manufacturing strategy initiative (MSI). Partially offsetting these positive items were increased costs due to manufacturing inefficiencies caused by capacity constraints related to MSI equipment rationalization and higher raw material costs. In addition, the discontinuation of goodwill amortization, which had a pretax effect of $6.1 million in 2001, favorably impacted 2002 gross profit. Gross profit was reduced by $8.6 million and $7.7 million in reorganization expenses in 2002 and 2001, respectively.

Selling, administrative and general expenses decreased to $358.9 million (14.1% of net sales) in 2002, compared to $363.7 million (14.9% of net sales) in 2001. Reorganization costs included in selling, administrative and general expenses were $9.9 million in 2002, compared to $4.9 million in 2001. Reorganization costs increased by $5.0 million in 2002, and employee performance-based compensation was higher in 2002 because of the company's improved performance. However, the increase was more than offset by the salaried headcount and business cost reductions achieved through the strategic manufacturing and salaried workforce reduction initiatives. Operating income for 2002 was

TIMKEN

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS (CONTINUED)

$78.6 million compared to a loss of $17.6 million in 2001. In 2002, the company recorded $32.1 million in restructuring costs and $18.5 million in reorganization costs, compared to $54.7 million in restructuring costs and $12.6 million in reorganization costs in 2001.

In December 2002, the company completed the second phase of the strategic global refocusing of its manufacturing operations announced in April 2001 to enable the company to more profitably execute its business strategies. MSI included: creating focused factories for each product line or component; reducing fixed costs; increasing production at the company's lower-cost plants; and implementing more efficient, higher product quality manufacturing processes to continue to improve product quality and productivity. As part of MSI in 2001, the company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England; to sell a tooling plant in Ashland, Ohio; and reduce employment by approximately 1,500 by the end of 2002. In August 2001, the company announced and implemented additional cost-saving actions by reducing capital spending, delaying or scaling back certain projects and reducing salaried employment. The reductions affected approximately 300 salaried associates concentrated in North America and Western Europe and were in addition to the 1,500 previously announced. These additional salaried associates exited the company by the end of 2001.

Manufacturing operations at the Columbus and Duston bearing plants ceased in November 2001 and September 2002, respectively. Additionally, on June 30, 2002, the company sold its Ashland plant.

As a result of MSI and the salaried workforce reduction, the company has targeted an annualized pretax rate of savings of approximately $120 million by the end of 2004. Attributable to MSI and the salaried workforce reduction, the company achieved an estimated annual pretax savings rate of $80 million through December 31, 2002.

To implement the MSI and salaried workforce initiatives during 2001 and 2002, the company expected to take approximately $100-$110 million in restructuring, impairment and reorganization charges by December 31, 2002. In total for 2001 and 2002, the company actually incurred $107.4 million in cumulative restructuring, impairment and reorganization charges related to the MSI and salaried workforce reduction programs. MSI-related charges were completed in 2002. For the year ended December 31, 2002, the company incurred $50.6 million in restructuring and reorganization charges. A breakdown of these expenses is as follows (in millions of dollars):

The $17.9 million in impairment expense and $4.0 million in exit costs are related to the Duston and Columbus plant closures. The severance and curtailment expenses incurred during 2002 primarily related to the salaried workforce reduction in Automotive, Industrial and corporate functions, as well as certain Ashland plant associates. Also, in late 2002, the Steel Business reduced its salaried workforce. These Steel associates exited the company prior to December 31, 2002, and their positions have been eliminated.

From the announcement in April 2001 through the end of 2002, 1,824 associates left the company as a result of actions taken through MSI and the salaried workforce reduction initiatives. Of that number, 1,304 people were primarily associates from the Duston and Columbus plants, as well as associates included in the worldwide salaried workforce reduction program for whom severance has been paid. In addition, 99 associates left the company as a result of selling the Ashland plant. The remaining 421 associates retired or voluntarily left the company, and their positions have been eliminated. For additional information regarding impairment and restructuring, please refer to footnote 5 in the notes to consolidated financial statements.

The company received gross amounts of approximately $54 million and $31 million in 2002 and 2001, respectively, from the U.S. Treasury Department under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA), which requires that tariffs collected on dumped imports be directed to the industries harmed. CDSOA payments for 2002 and 2001, net of expenses, were $50.2 million and $29.6 million. In September 2002, the World Trade Organization (WTO) ruled that such payments violate international trade rules. The U.S. Trade Representative appealed this ruling; however, the WTO upheld the ruling on January 16, 2003. The company continues to believe the U.S. law is appropriate and justified; however, the company may not receive payments under the CDSOA in 2003 or future years, and the company cannot predict the amount of any such payments.

Other expense increased in 2002 primarily as a result of the decrease in income from gains on sales of properties from 2001. Foreign currency translation losses related to non-hyperinflationary economies totaled $1.3 million in 2002, compared to $0.4 million in 2001. The company's subsidiary in Romania is considered to operate in a highly inflationary economy. In 2002, the company recorded unrealized exchange losses of $0.9 million related to the translation of Timken Romania's financial statements, compared to $2.3 million in 2001.

The 2002 effective tax rate was higher than the statutory tax rate as a result of taxes paid to state and local jurisdictions, withholding taxes on foreign remittances, additional taxes on foreign income and the aggregate effect of other permanently non-deductible expenses. Although the company recorded a loss before income taxes for 2001, a consolidated tax provision was recorded because the company generated income in certain jurisdictions where taxes must be provided and, in other jurisdictions, losses which were not available to reduce overall tax expense.

The 2002 income before cumulative effect of change in accounting principle was $51.4 million, compared to a loss in 2001 of $41.7 million for the reasons as described above. The diluted earnings per share for income before cumulative effect of change in accounting principle was $0.83, compared to a loss of $0.69 per diluted share in 2001.

In accordance with the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," the company recorded a transitional impairment loss of $12.7 million, net of an income tax benefit of $7.8 million, which relates to the Specialty Steel business. This transitional impairment loss was recorded as a non-cash charge and is reflected as the cumulative effect of a change in accounting principle.

Net income for 2002 was $38.7 million compared to a net loss of $41.7 million in 2001. The 2002 diluted earnings per share was $0.62, as compared to a loss of $0.69 per diluted share in 2001.

Impairment expense Severance expense Curtailment expense Exit costs Reorganization expense: Cost of products sold Selling, administrative and general expenses	$ 17.9 3.5 6.7 4.0 8.6 9.9

Total expenses	$ 50.6

23

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF OPERATIONS (CONTINUED)

On October 16, 2002, the company announced an agreement with Ingersoll-Rand Company Limited to acquire its Engineered Solutions business, including certain operating assets and its subsidiary, The Torrington Company, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies, for cash and stock valued at approximately $840 million. Under terms of the agreement, Ingersoll-Rand received $700 million in cash, subject to post-closing adjustments, and $140 million worth of the company's common stock.

Automotive Bearings
The Automotive Bearings segment manufactures and distributes products for passenger cars, light- and heavy-duty trucks and trailers. Automotive Bearings' sales for 2002 increased 11.9% to $840.8 million from $751.0 million in 2001. Widespread incentive programs on light-trucks and changing environmental regulations on heavy trucks drove North American demand in 2002. North American light-truck production was up 8.4% from 2001, medium- and heavy-duty truck production was up 1.9% and trailer production was down approximately 11% from 2001 levels. Seven new vehicle platform launches in 2002 increased sales by $67.6 million. The European automotive market was weak in 2002 and is not expected to show signs of improvement in 2003. The global automotive industry is expected to soften in 2003. However, this will not be uniform in all areas of the world. In North America, light truck production is projected to be flat from 2002's strong levels, and medium and heavy truck production is projected to be greater than 10%. Excluding $28.7 million in restructuring and reorganization charges and the $10.8 million allocated portion of the CDSOA payment, net of expenses, Automotive's EBIT was $32.6 million in 2002. Excluding $31.0 million in restructuring and reorganization charges and the $2.5 million allocated portion of the CDSOA payment, net of expenses, 2001 Automotive's EBIT was a loss of $11.4 million. Including these special charges and CDSOA payments in 2002 and 2001, Automotive's EBIT was $14.7 million, compared to a loss of $39.9 million in 2001. The improvement in EBIT resulted from: increased sales volume; increased savings enhanced by the manufacturing strategy and salaried cost reduction initiatives; aggressive business cost control; and a LIFO liquidation. These increases more than offset the adverse impact of operating inefficiencies resulting from capacity constraints caused by equipment rationalization related to MSI and costs incurred to meet higher-than-expected customer demand. Automotive's selling, administrative and general expenses were lower than a year ago, primarily due to salaried workforce and business cost reductions. Despite an increase in reorganization charges and employee performance-based compensation, Automotive was able to achieve significant cost savings in 2002.

On April 8, 2002, the company announced an agreement with NSK Ltd. to form a joint venture to build a plant near Shanghai, China to manufacture certain tapered roller bearing product lines. Production is scheduled to start early in 2004. Ownership of this joint venture, Timken-NSK Bearings (Suzhou) Co. Ltd., is divided evenly between NSK Ltd. and the company.

On June 27, 2002, the company announced an agreement with two Japan-based companies, Sanyo Special Steel Co., Ltd. and Showa Seiko Co., Ltd., to form a joint venture, Advanced Green Components, LLC, to supply forged and machined rings for bearing manufacture. The joint venture acquired the assets of the company's Winchester, Kentucky plant and commenced operations on November 1, 2002.

Industrial Bearings
The Industrial Bearings Business provides products for general industrial, rail, aerospace and super precision applications as well as for emerging markets in China, India and Central and Eastern Europe. Industrial's 2002 net sales of $883.5 million were flat compared to net sales of $882.3 million in 2001. Soft markets and reduced demand created challenges for Industrial throughout 2002. Although general industrial demand strengthened modestly in 2002, this strength was offset by weaker demand from aerospace and rail customers. Rail demand is expected to remain depressed, and aerospace demand shows no near-term signs of improvement as customers reduce build rates. Industrial markets are showing limited signs of modest recovery. Excluding $18.0 million in restructuring and reorganization charges and the $39.4 million allocated portion of the CDSOA payment, net of expenses, EBIT for Industrial was $51.5 million in 2002. Excluding $33.5 million in restructuring and reorganization charges, the $27.0 million allocated portion of the CDSOA payment, net of expenses, and $4.8 million in goodwill amortization, 2001 Industrial EBIT was $43.4 million. Including these special charges, CDSOA payments in 2002 and 2001 and goodwill amortization, EBIT for Industrial was $72.9 million, compared to $32.1 million in 2001. The EBIT improvement, despite relatively flat volumes, resulted from: the improved sales mix; efficiency improvements from MSI and the salaried cost reduction initiative; discontinuation of goodwill amortization; and aggressive business cost control. This improvement was tempered by weakened demand in aerospace and super precision, which resulted in additional costs associated with surplus capacity, reduced work schedules and redundancy costs as operations were slowed. Industrial's selling, administrative and general expenses in 2002 were lower than 2001. This decrease was primarily due to salaried workforce reductions, which more than offset the increase in employee performance-based compensation.

Steel
Steel net sales, including intersegment sales, increased 2.2% to $981.3 million in 2002, compared to $960.4 million in 2001. Sales to automotive and general industrial customers in 2002 increased 19.2% and 18.8%, respectively, compared to 2001. However, sales to other customers continued to be sluggish. Aerospace sales decreased 11.1%, compared to 2001. Additionally, sales to oil country and steel service center customers continued to be depressed. The company expects a slight softening in automotive markets with modest improvement in construction, mining and agriculture sectors. Although the company expects significant improvement for the energy sector, non-defense aerospace is expected to remain weak. Excluding Steel's portion of restructuring charges and reorganization charges of $3.8 million, Steel's 2002 EBIT more than doubled to $32.5 million, compared to 2001 EBIT of $13.4 million, which excluded $2.7 million in restructuring and reorganization charges and $1.2 million in goodwill amortization. Including these special charges, Steel's 2002 EBIT was $28.7 million, compared to $9.3 million in 2001. The EBIT increase

TIMKEN

resulted from continued cost-control actions and improved productivity. In 2002, Steel reduced operating costs through a combination of price reductions, product substitution and lower consumption. Although scrap and alloy costs in 2002 increased 8.1% from 2001 levels, electricity and natural gas costs were lower and contributed to the improved EBIT performance. Additionally, 2002 labor productivity increased compared to 2001 as a result of efficiency improvements and increased production levels. In 2002, plant capacity utilization was between 70% and 80%, varying by business and product, which was slightly better than 2001. Steel's selling, administrative and general expenses in 2002 were slightly higher than 2001 primarily due to the increase in employee performance-based compensation, which was partially offset by savings associated with the salaried workforce reductions.

2001 compared to 2000
Net sales of $2.4 billion decreased 7.4% from $2.6 billion in 2000. Continuing weakness in industrial demand and the U.S. manufacturing recession contributed to the decreased sales and profits for 2001. The strong U.S. dollar continued to hurt business competitiveness in global markets. The company experienced declining demand in key sectors, including North American heavy-duty truck and rail, as well as inventory balancing in the North American light-truck and SUV market. Globally, demand for industrial products decreased in 2001. Aerospace and super precision sales increased modestly over 2000 levels. Sales of steel products in all markets except aerospace were significantly lower. Gross profit in 2001 was $400.7 million, or 16.4% of net sales, down from $500.9 million, or 19.0% of net sales. The impact of the lower sales volume, fueled by weakened automotive and industrial product demand as well as reduced operating levels to control inventory, reduced profitability in 2001, compared to 2000. In 2001, gross profit included $7.7 million in reorganization costs compared to $4.1 million in 2000. In 2001, the economic downturn resulted in a reduction of 777 positions, and the company's restructuring efforts led to an additional 762 reductions. The operating loss of 2001 was $17.6 million, compared to income of $105.6 million in 2000. In 2001, the company recorded restructuring costs of $54.7 million and $12.6 million of reorganization costs, compared to $27.8 million in restructuring costs and $11.1 million in reorganization costs in 2000. Selling, administrative and general expenses decreased to $363.7 million, or 14.9% of net sales, in 2001, compared to $367.5 million, or 13.9% of net sales, in 2000. This decrease was primarily caused by reduced compensation expense.

During 2001, the company had two active cost-reduction programs: an efficiency initiative announced in March 2000 and concluded during the first quarter of 2001, and the strategic manufacturing initiative announced in April 2001 to enable the company to more profitably execute business strategies. The efficiency initiative announced in March 2000 concluded during the first quarter of 2001, with total charges of $49.4 million, or $10.5 million in 2001, recorded for impairment, restructuring and reorganization. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses. Total payments of $13.0 million were disbursed as of December 31, 2001. Estimated savings related to this program realized through the end of 2001 approximated $26 million before taxes. During 2001, 106 positions were eliminated due to the efficiency initiative. Combined with positions eliminated during 2000, the total elimination from this initiative was 694 positions.

In August 2001, the company announced additional cost-saving actions under the strategic manufacturing initiative. The company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe. These associates exited the company by the end of 2001. From the announcement of the strategic manufacturing initiative in April 2001 through the end of 2001, 856 associates left the company. Of that number, 618 people were from the Duston, and Columbus plants, Canadian Timken Ltd. and salaried associates included in the worldwide salaried workforce reduction for whom severance has been paid. The remaining 238 associates retired or voluntarily left the company by the end of the year, and their positions have been eliminated.

From the strategic manufacturing initiative, the company had achieved estimated annualized pretax savings of $21.0 million as of the end of 2001. The charges incurred for this initiative through December 31, 2001 totaled $56.8 million. Of that amount, $15.1 million were curtailment charges, $1.5 million were related to impaired assets, $30.8 million were severance expenses, $1.4 million were exit costs and the remaining $8.0 million were reorganization charges classified as cost of products sold ($4.1 million) and selling, administrative and general expenses ($3.9 million). The curtailment charges of $15.1 million were for the pension and postretirement benefits related to the shutdown of the Columbus plant. The $30.8 million of severance costs and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce.

The company received a gross payment of $31.0 million from the U.S. Treasury Department under the CDSOA in the fourth quarter of 2001. This payment, net of expenses, was $29.6 million, and is reflected as a separate component on the consolidated statement of operations. Foreign currency translation losses related to non-hyperinflationary economies totaled $0.9 million in 2001, compared to income of $2.6 million in 2000. The increase in translation losses is related to the continued weakening of European currencies against a strong U.S. dollar and the devaluation of the Brazilian real during 2001. The company's subsidiary in Romania is considered to operate in a highly inflationary economy. In 2001, the company recorded unrealized exchange losses of $2.3 million related to the translation of Timken Romania's financial statements, compared to $4.0 million in 2000. The expense was impacted by the strength of the U.S. dollar. Although the company recorded a loss before income taxes for the twelve months ended December 31, 2001, a consolidated tax provision was recorded as a result of generating income in certain jurisdictions where taxes must be provided and losses in other jurisdictions, which are not available to reduce overall tax expense.

25

CONSOLIDATED balance sheet

	December 31
2002		2001

(Thousands of dollars)
ASSETS
Current Assets
   Cash and cash equivalents
   Accounts receivable, less allowances: 2002–$14,386; 2001–$14,976
   Deferred income taxes
   Refundable income taxes
   Inventories:
      Manufacturing supplies
      Work in process and raw materials
      Finished products

	$ 82,050 361,316 36,003 - 34,493 243,485 210,945	$ 33,392 307,759 42,895 15,103 36,658 212,040 180,533

Total Inventories
	488,923	429,231

Total Current Assets   Property, Plant and Equipment    Land and buildings    Machinery and equipment
	968,292 482,878 2,462,198	828,380 488,540 2,483,253

Less allowances for depreciation	2,945,076 1,718,832	2,971,793 1,666,448

Property, Plant and Equipment-Net Other Assets Goodwill Intangible pension asset Miscellaneous receivables and other assets Deferred income taxes Deferred charges and prepaid expenses	1,226,244 129,943 129,042 100,573 169,051 25,211	1,305,345 150,041 136,118 68,557 27,164 17,479

Total Other Assets
	553,820	399,359

Total Assets	$ 2,748,356	$ 2,533,084

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET

Total assets increased by $215.3 million, primarily because of increases in working capital and deferred income taxes. Accounts receivable increased by $53.6 million or 17.4% from December 31, 2001 as a result of higher sales in the fourth quarter of 2002. The company's consolidated number of days' sales in receivables at December 31, 2002 was 53 days, compared to 51 days as of December 31, 2001.

The increase in inventories was $59.7 million. The company's consolidated number of days' supply in inventory at December 31, 2002 was 111 days, an increase of six days from December 31, 2001. Although the Automotive and Industrial Bearings' inventories increased only slightly, the Steel Business days' supply in inventory increased 10 days. The increase in Steel's inventories resulted primarily from the increase in operating levels to meet increased automotive customer demand. In addition, Steel's 2001 days' supply in inventory was extremely low as the result of depressed customer demand in the fourth quarter. The company uses the LIFO method of accounting for approximately 78% of its inventories.

Goodwill decreased $20.1 million, primarily because of the impairment writedown of $20.5 million relating to the Specialty Steel business. The writedown was required in accordance with the adoption of SFAS No. 142, "Goodwill and Other Intangible Assets."

The intangible pension asset decreased by $7.1 million from December 31, 2001. In 2002, the company recorded additional minimum pension liability of $394.7 million, which is included in accrued pension cost. This increase in the pension liability generated a non- cash aftertax charge to accumulated other comprehensive loss of $254.3 million in 2002. In 2001, the company took a non-cash aftertax charge to accumulated other comprehensive loss of $122.5 million. Lower investment performance in 2002, which reflected lower stock market returns, and lower interest rates reduced the company's pension fund asset values and contributed to an increase in the company's defined benefit pension liability. The lowering of the discount rate from 7.5% to 6.6% also contributed to the increased pension liability.

The non-current deferred income tax asset increased at December 31, 2002 primarily due to the recognition of deferred taxes related to the higher pension liabilities and tax operating loss carryforwards. Based on future income projections, the company believes that these deferred income tax assets are realizable in future years. Losses incurred in tax jurisdictions outside of the U.S. during 2002 have been fully reserved by increasing the valuation allowance for deferred income tax assets.

Miscellaneous receivables and other assets increased $32.0 million, primarily due to company investments in joint ventures such as Advanced Green Components, LLC and Timken-NSK Bearings (Suzhou)

TIMKEN

	December 31
2002		2001

(Thousands of dollars)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
   Commercial paper
   Short-term debt
   Accounts payable and other liabilities
   Salaries, wages and benefits
   Income taxes
   Current portion of long-term debt
	$ 8,999 78,354 296,543 222,546 3,847 23,781	$ 1,962 84,468 258,001 254,291 - 42,434

Total Current Liabilities   Non-Current Liabilities    Long-term debt    Accrued pension cost    Accrued postretirement benefits cost    Other non-current liabilities
	634,070 350,085 723,188 411,304 20,623	641,156 368,151 317,297 406,568 18,177

Total Non-Current Liabilities
	1,505,200	1,110,193

Shareholders’ Equity
   Class I and II Serial Preferred Stock without par value:
      Authorized–10,000,000 shares each class, none issued
   Common stock without par value:
      Authorized–200,000,000 shares
      Issued (including shares in treasury) (2002 – 63,451,916 shares;
       2001 – 63,082,626 shares)
      Stated capital
      Other paid-in capital
   Earnings invested in the business
   Accumulated other comprehensive loss
Treasury shares at cost (2002 – 40,074 shares; 2001 – 3,226,544 shares)	- 53,064 257,992 764,446 (465,677) (739)	- 53,064 256,423 757,410 (224,538) (60,624)

Total Shareholders’ Equity
	609,086	781,735

Total Liabilities and Shareholders’ Equity	$ 2,748,356	$ 2,533,084

See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

Co. Ltd., and assets related to the Columbus, Ohio plant which are being held for sale to third parties. In connection with the Advanced Green Components, LLC, joint venture, the company contributed the Winchester, Kentucky plant assets to the joint venture.

Accounts payable and other liabilities increased by $38.5 million in 2002, primarily from the increase in purchasing volume to meet the higher production demand and the timing of payments to suppliers.

Salaries, wages and benefits decreased by $31.7 million. Although the company increased its employee performance-based pay accruals as a result of the company's improved performance in 2002, the increase was more than offset by the decrease in the current portion of the pension liability.

Debt decreased by $35.8 million, to $461.2 million at December 31, 2002 from $497.0 million at the end of 2001. The cash balance at December 31, 2002 was $82.0 million, compared to $33.4 million in 2001. Net debt at the end of 2002 was $379.2 million, down $84.4 million from $463.6 million at the end of 2001. The net-debt-to-capital ratio at December 31, 2002 was 38.4%, compared to 37.2% at the end of 2001. Capital spending in 2002 decreased 11.4% to $90.7 million from total 2001 capital spending of $102.3 million. The company focused on achieving manufacturing improvements by expanding facilities with a lower cost structure, improving quality and reducing labor costs, in accordance with MSI, and investing in new product programs. The reductions in capital spending reflect the company's drive for further efficiency and productivity. Nevertheless, the 43.1% total-debt-to-total-capital ratio was higher than the 38.9% at the end of 2001, due to the decrease in shareholders' equity.

On December 19, 2002, the company entered into an agreement to sell, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned, on balance sheet, special- purpose subsidiary. As of December 31, 2002, no trade receivables had yet been sold under the facility. The company is permitted to securitize up to $125 million of accounts receivable under this agreement. The facility will terminate on December 16, 2003, unless extended. In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five-year revolving credit facility of up to $500 million and a one-year term loan facility of up to $375 million. The new revolving credit facility replaces the company's existing senior credit facility, and the term loan could have been used as a bridge facility in the Torrington acquisition if long-term senior notes

27

CONSOLIDATED statement of cash flows

Year Ended December 31
2002	2001	2000

(Thousands of dollars)
CASH PROVIDED (USED)
Operating Activities
   Net income (loss)
   Adjustments to reconcile net income (loss) to net cash
      provided by operating activities:
         Cumulative effect of change in accounting principle
         Depreciation and amortization
         Loss (gain) on disposals of property, plant and equipment
         Deferred income tax provision
         Common stock issued in lieu of cash to benefit plans
         Impairment and restructuring charges
         Changes in operating assets and liabilities:
Accounts receivable
Inventories
Other assets
Accounts payable and accrued expenses
Foreign currency translation loss(gain)
$ 38,749 12,702 146,535 5,904 17,250 5,217 (13,564) (43,679) (50,611) (3,198) 80,761 10,037	$ (41,666) - 152,467 (2,233) 23,013 1,441 41,832 44,803 51,247 (16,897) (72,483) (3,886)	$ 45,888 - 151,047 3,982 10,585 1,303 16,813 (22,536) (52,566) (172) 4,046 (1,296)

Net Cash Provided by Operating Activities   Investing Activities    Purchases of property, plant and equipment–net    Proceeds from disposals of property, plant and equipment    Acquisitions
206,103 (85,277) 12,616 (6,751)	177,638 (90,501) 6,357 (12,957)	157,094 (159,157) 2,669 -

Net Cash Used by Investing Activities

Financing Activities
   Cash dividends paid to shareholders
   Purchases of treasury shares
   Proceeds from issuance of long-term debt
   Payments on long-term debt
   Short-term debt activity–net
(79,412) (31,713) - - (37,296) (11,498)	(97,101) (40,166) (2,931) 80,766 (2,176) (90,980)	(156,488) (43,562) (24,149) 3,478 (3,595) 70,865

Net Cash (Used) Provided by Financing Activities Effect of exchange rate changes on cash
(80,507) 2,474	(55,487) (2,585)	3,037 (622)

Increase In Cash and Cash Equivalents Cash and cash equivalents at beginning of year
48,658 33,392	22,465 10,927	3,021 7,906

Cash and Cash Equivalents at End of Year
$ 82,050	$ 33,392	$ 10,927
See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET (CONTINUED)

had not been issued prior to closing the Torrington acquisition. Proceeds of the new senior credit facility must be used to repay any amounts outstanding under the existing credit facility, and the existing credit facility must be terminated. As of December 31, 2002, the company had $291.0 million available through its then existing $300.0 million senior credit facility. The company's then existing revolving credit facility and its new senior credit facility contain covenants requiring the company to comply with a maximum debt-to-capital ratio and a minimum fixed charge coverage ratio, and the new senior credit facility also requires the company to maintain a minimum consolidated net worth amount. The company is currently in compliance with the terms of these covenants.

Effective February 16, 2003, the company acquired IR's Engineered Solutions business, which is comprised of certain operating assets and subsidiaries, including The Torrington Company. The company paid IR $700 million in cash, subject to post-closing purchase price adjustments, and issued $140 million of its common stock (9,395,973 shares) to Ingersoll-Rand Company, a subsidiary of IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180 million, net of underwriting discounts and commissions, from a public offering of 12,650,000 shares of common stock at $14.90 per share; $246.9 million, net of underwriting discounts and commissions, from a public offering of $250 million of 5.75% senior unsecured notes due 2010; $125 million from its accounts receivable facility; and approximately $86 million from its new senior credit facility.

In connection with the closing of the Torrington acquisition and the funding of its new senior credit facility, the company terminated its then existing $300 million revolving credit agreement. In addition, the company did not utilize the $375 million one-year term loan facility that was a part of the new senior credit facility.

TIMKEN

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE BALANCE SHEET (CONTINUED)

On October 17, 2002, Standard & Poor's Rating Services (S&P) announced that it placed its rating with respect to the company on CreditWatch with negative implications. Additionally, Moody's Investors Service (Moody's) announced that it had placed the company's debt rating under review for possible downgrade. These announcements were in response to the company's announcement that it had reached an agreement with Ingersoll-Rand to purchase Torrington. On February 12, 2003, S&P and Moody's announced that each had lowered its respective ratings on the company's outstanding debt, with a stable outlook. The company believes that it has structured the financing of the Torrington acquisition in a manner that will enable it to maintain an investment grade rating, although the company cannot assure that the rating agencies will agree with its view. Ratings reflect the view of the applicable rating agency at the time a rating is issued, and any explanation of the significance of a rating may be obtained only from the rating agency itself. A credit rating is not a recommendation to buy, sell or hold securities. Further downgradings would result in an increase in the interest rate on the new senior credit facility, and could materially adversely affect the company's future ability to obtain funding or could materially increase the cost of any additional funding.

Following the Torrington acquisition, to the extent possible, the company intends to continue its efforts to reduce debt. The company expects to satisfy any cash requirements in excess of cash generated from operating activities through drawings under the new revolving credit facility and the accounts receivable facility.

The company's contractual debt obligations and contractual commitments outstanding as of December 31, 2002 are as follows (in millions):

The company's capital lease obligations are immaterial. The company is the guarantor of $27.5 million in debt for Pel Technologies, LLC, an equity investment of the company. The company is the guarantor for a subsidiary's operating lease of its warehouse facility. This obligation is $16.8 million at December 31, 2002. In connection with the Ashland plant sale, the company entered into a four-year supply agreement.

Shareholders' equity decreased $172.6 million in 2002 from 2001. The company recognized $38.7 million in net income, issuances of common stock of $61.4 million resulting from the stock contribution to the pension plan and other stock transactions, and a positive non-cash foreign currency translation adjustment of $14.0 million. However, these increases were more than offset by the minimum pension liability adjustment of $254.3 million and the payment of $31.7 million in dividends. On September 10, 2002, the company issued 3 million shares of its common stock to The Timken Company Collective Investment Trust for Retirement Trusts (Trust) as a contribution to certain company-sponsored pension plans. The value of the 3 million shares of common stock contributed to the Trust was approximately $54.5 million, which consisted of 2,766,955 shares of the company's treasury stock and 233,045 shares issued from authorized common stock.

Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long-term debt Commercial paper Other lines of credit Operating leases Supply agreement	$ 373.9 $ 9.0 $ 78.4 $ 50.2 $ 25.9	$ 23.8 $ 9.0 $ 78.4 $ 12.1 $ 8.5	$ 8.4 - - $ 14.9 $ 12.8	$ 103.6 - - $ 7.0 $ 4.6	$ 238.1 - - $ 16.2 $ -

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE STATEMENT OF CASH FLOWS

Cash and cash equivalents increased $48.6 million in 2002. Net cash provided by operations in 2002 was $206.1 million, compared to $177.6 million in 2001, due solely to the impact of the increased CDSOA payment received in 2002. Cash generated from income in 2002 was used to fund working capital changes, MSI, capital expenditures, and to reduce debt. The increase in accounts receivable used $43.7 million in cash in 2002. The increase in inventories required $50.6 million of cash in 2002. Although other assets increased significantly in 2002, the cash flow effect was minimal as the increase related to the contribution of assets from property, plant and equipment invested in the Advanced Green Components, LLC joint venture as well as Columbus plant assets for sale, which are classified in 2002 as assets "held for sale." Cash was provided by an $80.8 million increase in accounts payable and accrued expenses due primarily to the increases in amounts reserved for employee performance-based compensation due to the company's improved performance in 2002, and amounts payable to suppliers.

Purchases of property, plant and equipment-net were $85.3 million in 2002, compared to $90.5 million in 2001.

During 2002, the company did not purchase any shares of its common stock under the company's 2000 common stock purchase plan. This plan authorizes the company to buy up to 4 million shares of common stock in the open market or in privately negotiated transactions, which are to be held as treasury shares and used for specified purposes. The company may exercise this authorization until December 31, 2006. The company does not expect to be active in repurchasing shares in the near-term. Under the company's new revolving credit facility, only $20 million in common shares may be repurchased in any one year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OTHER INFORMATION

Recent Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the existing requirements for long-lived assets to be held and used, but it establishes one accounting model for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. Adoption of SFAS No. 144 did not have any effect on the company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue

29

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF OTHER INFORMATION (CONTINUED)

No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to this date. As such, the company continues to recognize restructuring costs in connection with MSI in accordance with EITF Issue No. 94-3. The company does not expect the adoption of this statement to have a material effect on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the Interpretation). The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation requires certain guarantees to be recorded at fair value. The guarantor's previous accounting for guarantees issued prior to the date of initial application should not be revised or restated.

On January 17, 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors who do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to pre-existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company is currently evaluating the impact of Interpretation 46 on the financial position of the company.

Critical Accounting Policies and Estimates
The company's financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The following paragraphs include a discussion of some critical areas that require a higher degree of judgment, estimates and complexity.

The company's revenue recognition policy is to recognize revenue when title passes to the customer. This occurs generally at the shipping point, except for certain exported goods, for which it occurs when the goods reach their destination. Selling prices are fixed, based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low.

As noted above, it is the company's policy to recognize restructuring costs in accordance with EITF 94-3 and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Detailed contemporaneous documentation is maintained and updated on a monthly basis to ensure that accruals are properly supported. If management determines that there is a change in the estimate, the accruals are adjusted to reflect this change.

The company sponsors a number of defined benefit pension plans, which cover most associates, except for those at certain international locations who are covered by government plans. The company also sponsors several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected future pension and postretirement disbursements. Actual pension plan asset performance either reduces or increases net actuarial gains or losses in the current year, which ultimately affects net income in subsequent years.

For expense purposes in 2002, the company applied a discount rate of 7.5% and an expected rate of return of 9.5% for the company's pension plan assets. For 2003 expense, the company reduced the discount rate to 6.6%. Also, the assumption for expected rate of return on plan assets was changed from 9.5% to 8.75% for 2003. This change, along with the lower discount rate, will result in an increase in 2003 pretax pension expense of approximately $25 million. A 0.25% reduction in the discount rate would increase pension expense by approximately $6 million for 2003. A 0.25% reduction in the expected rate of return would increase pension expense by approximately $3.4 million for 2003.

For measurement purposes, the company assumed a weighted- average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.0% for 2003, declining gradually to 6.0% in 2006 and thereafter for pre-age 65 benefits; 6.0% for post-age 65 benefits for all years; and 15.0% for 2003, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 2002 total service and interest cost components by $2.1 million and would have increased the postretirement benefit obligation by $32.0 million. A one-percentage-point decrease would provide corresponding reductions of $1.9 million and $28.6 million, respectively.

SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The company estimates actual current tax due and assesses temporary differences resulting from the treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are

TIMKEN

included within the balance sheet. Based on known and projected earnings information and prudent tax planning strategies, the company then assesses the likelihood that the deferred tax assets will be recovered. To the extent that the company believes recovery is not likely, a valuation allowance is established. In the event that the company determines the realizability of deferred tax assets in the future is in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Likewise, if the company determines that it is unlikely that all or part of the net deferred tax asset will be realized in the future, an adjustment to the deferred tax asset would be charged to expense in the period in which such determination was made. Net deferred tax assets relate primarily to pension and postretirement benefits, which the company believes will result in future tax benefits. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Historically, actual results have not differed significantly from those determined using the estimates described above.

Other Matters
Changes in short-term interest rates related to three separate funding sources impact the company's earnings. These sources are commercial paper issued in the United States, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode, and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an increase in interest expense of $1.3 million with a corresponding decrease in income before taxes of the same amount. The amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominately in European countries, also impact the company's earnings. The greatest risk relates to products shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intracompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2002, there were $72.1 million hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a change of $6.5 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

On March 5, 2002, pursuant to Section 201 of the U.S. Trade Act of 1974, President Bush signed a proclamation imposing increased tariffs for a three-year period on imports of hot-rolled and cold-finished steel bar imports, in response to the ITC finding that the U.S. steel industry was being injured as a result of excessive imports by international competitors. The remedy for these product categories is three years of tariffs at 30%, 24% and 18%. Rulings adverse to the United States or substantial political pressures could, however, result in the President changing the remedy, granting substantial exemptions from the remedy, or terminating the remedy entirely prior to the end of the three- year period.

In November 2002, the U.S. government initiated additional consultations with U.S. steel consumers and international producers to discuss potential exemptions from the increased tariffs. Moreover, while the President's decision to implement a Section 201 remedy is not appealable to U.S. courts, foreign governments and other countries may appeal, and some have appealed to the World Trade Organization (WTO). The European Union, Japan and other countries are currently prosecuting these appeals. These dispute settlement proceedings at the WTO and further appeals to the Appellate Body of the WTO generally take 15 to 24 months. Additionally, a number of affected countries have imposed or threatened to impose various retaliatory tariffs on U.S. steel or other products or have sought various product exemptions from the imposition of the tariffs.

On July 30, 2002, the board of directors elected James W. Griffith chief executive officer. He assumed primary and executive responsibility for the strategy and performance of the company. He continues to serve as president and as a director.

In January 2003, the board of directors elected Sallie B. Bailey senior vice president - finance and controller. She continues to serve as an officer of the company.

On January 31, 2003, the board of directors declared a quarterly cash dividend of $0.13 per share, payable on March 4, 2003 to shareholders of record as of February 14, 2003. This is the 323rd consecutive dividend paid on the common stock of the company.

The company continues to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard to meet or exceed customer requirements. By the end of 2002, eleven of the company's plants had obtained ISO 14001 certification. Six additional plants are on schedule to be certified by July 2003. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws, as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's operations, cash flows or consolidated financial position.

CONSOLIDATED statement of shareholders’ equity

		Common Stock		Earnings Invested in the Business	Accumulated Other Comprehensive Loss
	Total	Stated Capital	Other Paid-In Capital			Treasury Stock

(Thousands of dollars, except share data)
Year Ended December 31, 2000
Balance at January 1, 2000
Net income
Foreign currency translation adjustments
  (net of income tax of $1,137)
Minimum pension liability adjustment
  (net of income tax of $301)
Total comprehensive income
Dividends–$0.72 per share
Purchase of 1,354,000 shares for treasury
Issuance of 123,068 shares from treasury(1)	$ 1,045,981 45,888 (21,293) 514 25,109 (43,562) (24,149) 1,303	$ 53,064	$ 258,287 (1,414)	$ 836,916 45,888 (43,562)	$ (64,134) (21,293) 514	$ (38,152) (24,149) 2,717

Balance at December 31, 2000	$ 1,004,682	$ 53,064	$ 256,873	$ 839,242	$ (84,913)	$ (59,584)

Year Ended December 31, 2001 Net loss Foreign currency translation adjustments (net of income tax of $963) Minimum pension liability adjustment (net of income tax of $61,892) Cumulative effect of change in method of accounting Change in fair value of derivative financial instruments Reclassification adjustments - contract settlements Total comprehensive loss Dividends–$0.67 per share Purchase of 206,300 shares for treasury Issuance of 97,225 shares from treasury(1)	(41,666) (15,914) (122,520) (34) (1,560) 403 (181,291) (40,166) (2,931) 1,441		(450)	(41,666) (40,166)	(15,914) (122,520) (34) (1,560) 403	(2,931) 1,891

Balance at December 31, 2001	$ 781,735	$ 53,064	$ 256,423	$ 757,410	$ (224,538)	$ (60,624)

Year Ended December 31, 2002 Net income Foreign currency translation adjustments (net of income tax of $2,843) Minimum pension liability adjustment (net of income tax of $147,303) Change in fair value of derivative financial instruments Reclassification adjustments - contract settlements Total comprehensive loss Dividends–$0.52 per share Issuance of 3,186,470 shares from treasury(1) Issuance of 369,290 shares from authorized(1)	38,749 14,050 (254,318) (2,320) 1,359 (202,390) (31,713) 57,747 3,707		(2,138) 3,707	38,749 (31,713)	14,050 (254,318) (2,320) 1,359	59,885

Balance at December 31, 2002	$ 609,086	$ 53,064	$ 257,992	$ 764,446	$ (465,677)	$ (739)
(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 33 through 46.

TIMKEN

notes TO CONSOLIDATED FINANCIAL STATEMENTS

1 SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Investments in affiliated companies are accounted for by the equity method.

Revenue Recognition: The company recognizes revenue when title passes to the customer. This is generally FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 78% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $136,063,000 and $151,976,000 greater at December 31, 2002 and 2001, respectively. During 2002, inventory quantities were reduced as a result of ceasing manufacturing operations in Duston, England (see Note 5). This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, compared to the cost of current purchases, the effect of which increased income (loss) before cumulative effect of change in accounting principle by approximately $5,700,000 or $0.09 per diluted share.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed principally by the straight-line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $118,000,000 at December 31, 2002. Accordingly, U.S. income taxes have not been provided on such earnings. Based on financial information as of December 31, 2002, no additional U.S. income tax may be due if these earnings were distributed. However, such distributions would be subject to non-U.S. withholding taxes and secondary taxes on distributed profits totaling approximately $9,000,000.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $5,143,000 in 2002, $3,211,000 in 2001 and $1,467,000 in 2000.

Stock-Based Compensation: On December 31, 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123. The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, because the exercise price of the company's stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is required.

The effect on net income (loss) and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 is as follows for the years ended December 31:

2002		2001	2000

(Thousands of dollars) Net income (loss), as reported Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	$ 38,749 (5,439)	$ (41,666) (5,731)	$ 45,888 (6,014)

Pro forma net income (loss)	$ 33,310	$ (47,397)	$ 39,874

Earnings per share: Basic - as reported Basic - pro forma Diluted - as reported Diluted - pro forma	$ 0.63 $ 0.54 $ 0.62 $ 0.54	$ (0.69) $ (0.79) $ (0.69) $ (0.79)	$ 0.76 $ 0.66 $ 0.76 $ 0.66

notes TO CONSOLIDATED FINANCIAL STATEMENTS

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings Per Share: Earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income (loss) by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: In 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement required the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Certain of the company's holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The critical terms, such as the notional amount and timing of the forward contract and forecasted transaction, coincide resulting in no hedge ineffectiveness. The adoption of SFAS No. 133 did not have a significant effect on the company's financial position or results of operations.

Recent Accounting Pronouncements In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS No. 144 retains the existing requirements for long-lived assets to be held and used, but it establishes one accounting model for long-lived assets to be disposed of by sale and revises guidance for assets to be disposed of other than by sale. Adoption of SFAS No. 144 did not have an effect on the company's financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to this date. As such, the company continued to recognize restructuring costs in connection with the manufacturing strategy initiative (MSI) in accordance with EITF Issue No. 94-3. The company does not expect the adoption of this statement to have a material effect on our financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" (the Interpretation). The Interpretation's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Interpretation requires certain guarantees to be recorded at fair value. The guarantor's previous accounting for guarantees issued prior to the date of initial application should not be revised or restated.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors who do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to pre-existing entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The company is currently evaluating the impact of Interpretation 46 on the financial statements of the company.

Reclassifications: The CDSOA payments and certain minor amounts reported in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

TIMKEN

2 COMPREHENSIVE LOSS

Accumulated other comprehensive loss consists of the following:
2002		2001	2000

(Thousands of dollars) Foreign currency translation adjustment Minimum pension liability adjustment Fair value of open foreign currency cash flow hedges	$ (80,520) (383,095) (2,062)	$ (94,570) (128,777) (1,191)	$ (78,656) (6,257) -

	$ (465,677)	$ (224,538)	$ (84,913)

3 ACQUISITIONS

In March 2002, the company purchased an industrial equipment repair facility in Niles, Ohio. In November 2001, the company purchased Lecheres Industries SAS, the parent company of Bamarec S.A., a precision component manufacturer based in France. In February 2001, the company completed the buyout of its Chinese joint venture partner in Yantai Timken Company Limited. Prior to the buyout, the company owned a 60% interest in Yantai Timken, and its financial results were consolidated into the company's financial statements, taking into account a minority interest. In January 2001, the company purchased the assets of Score International, Inc., a manufacturer of dental handpiece repair tools located in Sanford, Florida.

The total cost of these acquisitions amounted to $6,751,000, and $12,957,000 in 2002 and 2001, respectively. The purchase price has been allocated to the assets and liabilities acquired, based on their fair values at the dates of acquisition. The fair value of the assets was $6,751,000 and $25,408,000 in 2002 and 2001; and the fair value of liabilities assumed was $6,751,000 and $16,396,000 in 2002 and 2001. The excess of the purchase price over the fair value of the net assets acquired has been allocated to goodwill. The acquisitions were accounted for as purchases in accordance with SFAS No. 141, "Business Combinations." The company's consolidated financial statements include the results of operations of the acquired businesses for the period subsequent to the effective date of this acquisition. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

4 EARNINGS PER SHARE

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:
2002		2001	2000

(Thousands of dollars, except per share data)
Numerator:
  Net income (loss) for earnings per share and earnings per share - assuming dilution – income available to common shareholders
Denominator:
  Denominator for earnings per share – weighted-average shares
  Effect of dilutive securities:
    Stock options and awards – based on the treasury stock method
	$ 38,749 61,128,005 507,334	$ (41,666) 59,947,568 (1)	$ 45,888 60,556,595 166,577

Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	61,635,339	59,947,568	60,723,172

Earnings per share	$ 0.63	$ (0.69)	$ 0.76

Earnings per share - assuming dilution	$ 0.62	$ (0.69)	$ 0.76
(1) Addition of 161,211 shares would result in antidilution.

notes TO CONSOLIDATED FINANCIAL STATEMENTS

5 IMPAIRMENT AND RESTUCTURING CHARGES

It is the company's policy to recognize restructuring costs in accordance with Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" and SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Impairment charges are recognized to write down assets to their fair value when it is probable that the undiscounted cash flows associated with an asset or group of assets are less than the current net book value.

During 2001, the company had two active restructuring programs. In April 2001, the company announced a strategic refocusing of its manufacturing operations to establish a foundation for accelerating the company's growth initiatives. This second phase of the company's transformation included creating focused factories for each product line or component, replacing specific manufacturing processes with state-of-the-art processes through the company's global supply chain, rationalizing production to the lowest total cost plants and implementing lean manufacturing process redesign to continue to improve quality and productivity. As part of this manufacturing strategy initiative (MSI), the company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England, to sell a tooling plant in Ashland, Ohio, and reduce employment by approximately 1,500 by the end of 2002. In August 2001, the company took steps to further reduce capital spending, delay or scale back certain projects and reduce salaried employment. The reductions affected about 300 salaried associates concentrated in North America and Western Europe and were in addition to the 1,500 previously announced. These additional associates exited the company by the end of 2001.

Manufacturing operations at the Columbus and Duston bearing plants ceased on November 9, 2001, and September 30, 2002, respectively. Additionally, on June 30, 2002, the company sold its Ashland plant.

As a result of MSI and the salaried workforce reduction, the company targeted an annualized pretax rate of savings of approximately $120 million by the end of 2004. Through December 31, 2002, the company achieved estimated annualized pretax savings of $80 million.

To implement the MSI initiatives during 2001 and 2002, the company expected to take approximately $100 - $110 million in restructuring, impairment and reorganization charges by December 31, 2002. In total for 2001 and 2002, the company actually incurred $107.4 million in cumulative impairment, restructuring and reorganization charges related to MSI and salaried workforce reduction programs. The charges incurred for these programs for the years ended December 31, 2002 and 2001 totaled $50.6 million and $56.8 million, respectively. A breakdown of these charges is as follows:

2002		2001

(Millions of dollars)
Impairment expense
Severance expense
Curtailment expense (Pension and postretirement benefits)
Exit costs
Reorganization expense:
    Cost of products sold
    Selling, administrative and general expenses
	$ 17.9 3.5 6.7 4.0 8.6 9.9	$ 1.5 30.8 15.1 1.4 4.1 3.9

Total MSI program charges	$ 50.6	$ 56.8

In 2002, the $17.9 million in impairment expense and $4.0 million in exit costs are related to the Duston and Columbus plant closures. The severance and curtailment expenses for pension and postretirement benefits incurred during 2002 are primarily related to the salaried workforce reduction in Automotive, Industrial and corporate functions, as well as certain Ashland plant associates. Also, late in 2002, the Steel Business reduced its salaried workforce. These Steel associates exited the company prior to December 31, 2002, and their positions have been eliminated.

In 2001, the $30.8 million in severance expense and $1.4 million in exit costs were related to the shutdown of the Columbus and Duston plants as well as reductions in the salaried workforce. The curtailment expense of $15.1 million was for the pension and postretirement benefits related to the shutdown of the Columbus bearing plant.

As of December 31, 2002, the remaining severance and exit cost accrual balance was $6.0 million, including $5.1 million of expense incurred during the year, which was offset by an accrual reversal and foreign currency adjustments of $1.8 million. The restructuring accrual balance has been reduced for severance that was accrued, but not paid as a result of certain associates retiring or finding other employment. Total payments made during 2002 totaled $18.7 million. The remaining accrual balance is payable during the first half of 2003. As of December 31, 2001, cash payments of $9.1 million had been made for severance, resulting in a remaining accrual balance of $21.4 million.

From the announcement in April 2001 through the end of 2002, 1,824 associates left the company as a result of actions taken through MSI and the salaried workforce reduction initiatives. Of that number, 1,304 people were primarily associates from the Duston and Columbus plants, as well as associates included in the worldwide salaried workforce for whom severance has been paid. In addition, 99 associates left the company as a result of selling the Ashland plant. The remaining 421 associates retired or voluntarily left the company and their positions have been eliminated.

TIMKEN

The key elements of the 2002 restructuring, impairment and reorganization expenses by segment for the year ended December 31, 2002 related to the MSI and salaried workforce reduction programs are as follows:

Auto		Industrial	Steel	Total

(Millions of dollars) Restructuring: Severance expense Exit costs	$ 0.1 3.9	$ 1.8 0.1	$ 1.6 -	$ 3.5 4.0

Impairment expense Pension and postretirement benefits	$ 4.0 $ 14.2 0.8	$ 1.9 $ 3.7 3.7	$ 1.6 $ - 2.2	$ 7.5 $ 17.9 6.7

Total restructuring and impairment expense Reorganization expense	$ 19.0 9.8	$ 9.3 8.7	$ 3.8 -	$ 32.1 18.5

Total expenses	$ 28.8	$ 18.0	$ 3.8	$ 50.6

The key elements of the cumulative restructuring, impairment and reorganization expenses by segment related to the MSI and salaried workforce reduction programs through December 31, 2002 are as follows:

Auto		Industrial	Steel	Total

(Millions of dollars) Restructuring: Severance expense Exit costs	$ 26.0 4.3	$ 5.4 1.1	$ 2.9 -	$ 34.3 5.4

Impairment expense Pension and postretirement benefits	$ 30.3 $ 15.3 0.8	$ 6.5 $ 4.1 18.8	$ 2.9 $ - 2.2	$ 39.7 $ 19.4 21.8

Total restructuring and impairment expense Reorganization expense	$ 46.4 13.2	$ 29.4 13.3	$ 5.1 -	$ 80.9 26.5

Total expenses	$ 59.6	$ 42.7	$ 5.1	$ 107.4

The company also undertook a $55 million efficiency initiative program announced in March 2000, which concluded during the first quarter of 2001. The company incurred $49.4 million ($10.5 million in 2001) in total impairment, restructuring and reorganization charges related to the program. Of the $49.4 million total charges recorded between March 2000 and March 2001, $20.7 million were impairment expenses, $13.0 million related to restructuring expenses and $15.7 million were reorganization expenses.

In connection with this restructuring program, payments of $13.0 million have been disbursed through December 31, 2001. Estimated savings related to this first program realized through the end of 2001 approximated $26 million before taxes. During 2001, 106 positions were identified and exited the company due to the initial restructuring. Combined with positions eliminated during 2000, this resulted in a total elimination of 694 positions as part of this restructuring.

Key elements of the 2001 restructuring, impairment and reorganization expenses for this earlier restructuring program by segment are as follows:

Auto		Industrial	Steel	Total

(Millions of dollars) Restructuring: Severance expense Reversal of severance expense Impairment expense	$ 0.1 (0.2) -	$ 4.0 (1.8) 3.4	$ - - 0.4	$ 4.1 (2.0) 3.8

Total restructuring and impairment expense Reorganization expense	$ (0.1) 0.3	$ 5.6 3.3	$ 0.4 1.0	$ 5.9 4.6

Total expenses	$ 0.2	$ 8.9	$ 1.4	$ 10.5

notes TO CONSOLIDATED FINANCIAL STATEMENTS

6 CHANGE IN METHOD OF ACCOUNTING

Effective January 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. The application of the nonamortization provisions resulted in an increase in annual pretax income of $6.1 million. Intangible assets that are separable and have a definite life continue to be amortized over the estimated useful lives. Changes in the estimated useful lives of identifiable intangible assets did not result in a material change to net income.

As part of the adoption, the company evaluated the impairment of indefinite lived intangible assets and determined that none were impaired based on estimations in market value. Prior to testing goodwill for impairment, the company determined the fair value of each of its five reporting units using discounted cash flows and validation with various market-comparable approaches. The company completed the required transitional goodwill impairment analysis for SFAS No. 142 adoption purposes in the third quarter of 2002 and recorded a $12.7 million impairment loss, net of tax benefits of $7.8 million, relating to its Specialty Steel business, which was treated as a cumulative effect of a change in accounting principle.

SFAS No. 142 does not permit restatement of previously issued financial statements. The following table sets forth reported operating results for the company for the preceding two years, and what net income and earnings per share would have been had SFAS No. 142 been applied in all years ended as of December 31 (with goodwill amortization ceasing on January 1, 2000):

2001		2000

(Thousands of dollars except per share data)
Reported net (loss) income
Add back: goodwill amortization, net of income taxes
  of 2001-$1,278; 2000-$1,339
Add back: amortization of indefinite lived intangible assets,
net of income taxes of 2001-$28; 2000-$11	$ (41,666) 4,782 45	$ 45,888 5,010 18

Adjusted net (loss) income	$ (36,839)	$ 50,916

Reported earnings per share - basic and diluted Add back: goodwill amortization, net of income taxes Add back: amortization of indefinite lived intangible assets, net of income taxes	$ (0.69) 0.08 -	$ 0.76 0.08 -

Adjusted earnings per share - basic and diluted	$ (0.61)	$ 0.84

Changes in the carrying amount of goodwill for the year ended December 31, 2002 are as follows:

	Beginning Balance	Impairment	Other	Ending Balance

(Thousands of dollars) Goodwill: Automotive Industrial Steel	$ 1,577 120,426 28,038	$ - - (20,488)	$ 56 (986) 1,320	$ 1,633 119,440 8,870

#160;	$ 150,041	$ (20,488)	$ 390	$ 129,943

Indefinite lived intangible assets are immaterial.

TIMKEN

The following table displays intangible assets as of December 31:

	2002			2001

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Intangible assets subject to amortization: Industrial trademarks Industrial land use rights Industrial know-how transfer	$ 712 4,484 417	$ 213 905 341	$ 499 3,579 76	$ 532 4,484 417	$ 289 798 341	$ 243 3,686 76

	$ 5,613	$ 1,459	$ 4,154	$ 5,433	$ 1,428	$ 4,005

Intangible assets not subject to amortization: Goodwill Automotive land use rights Industrial license agreements	$ 129,943 112 951	$ - - -	$ 129,943 112 951	$ 197,329 108 1,042	$ 47,288 - 97	$ 150,041 108 945

	$ 131,006	-	$ 131,006	$ 198,479	$ 47,385	$ 151,094

Total intangible assets	$ 136,619	$ 1,459	$ 135,160	$ 203,912	$ 48,813	$ 155,099

Amortization expense for intangible assets was approximately $288,000 and $273,000 for the years ended December 31, 2002 and 2001, and is estimated to be approximately $342,000 annually for the next five years.

7 CONTINGENCIES

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties (PRPs) by the United States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and reasonably estimable. Environmental costs include compensation and related benefit costs associated with associates expected to devote significant amounts of time to the remediation effort and post-monitoring costs. Accruals are established based on the estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company's consolidated operations, cash flows or financial position.

The company is the guarantor of $27,500,000 in debt for Pel Technologies, LLC, (Pel) an equity investment of the company. A

$23,500,000 letter of credit was guaranteed by the company to secure payment on Ohio Water Development Authority revenue bonds held by Pel, as well as a guarantee for a $4,000,000 bank loan. In case of default by Pel on either obligation, the company agrees to pay existing balances due as of the date of default. The letter of credit expires on July 22, 2006. The bank loan obligation expires on the earlier of March 27, 2012 or on the date that Pel maintains a certain debt coverage ratio for a specified period.

The company is a guarantor of an operating lease for a subsidiary located in Vienna, Ohio. In case of a default, the company is obligated to pay the remaining balance due. This guarantee expires on June 1, 2016. The total future lease payments related to this lease are $16,800,000 as of December 31, 2002. This amount has been included in the company's future minimum lease payment disclosure in Note 8 Financing Arrangements.

In connection with the Ashland plant sale, the company entered into a four-year supply agreement with the buyer. The company agrees to purchase a fixed amount each year ranging from $8,500,000 in the first year to $4,650,000 in year four or an aggregate total of $25,900,000. The agreement also details the payment terms and penalties assessed if the buyer does not meet the company's performance standards as outlined. This agreement expires on June 30, 2006.

notes TO CONSOLIDATED FINANCIAL STATEMENTS

8 FINANCING ARRANGEMENTS

Long-term debt at December 31, 2002 and 2001 was as follows:
2001		2000

(Thousands of dollars)
Fixed-rate Medium-Term Notes, Series A, due at various dates through
  May 2028, with interest rates ranging from 6.20% to 7.76%
Variable-rate State of Ohio Air Quality and Water Development
  Revenue Refunding Bonds, maturing on November 1, 2025
    (1.5% at December 31, 2002)
Variable-rate State of Ohio Pollution Control Revenue Refunding
  Bonds, maturing on July 1, 2003 (1.6% at December 31, 2002)
Variable-rate State of Ohio Water Development Revenue
  Refunding Bonds, maturing May 1, 2007 (1.6% at December 31, 2002)
Variable-rate State of Ohio Water Development Authority Solid Waste
  Revenue Bonds, maturing on July 1, 2032 (1.65% at December 31, 2002)
Other
	$ 292,000 21,700 17,000 8,000 24,000 11,166	$ 327,000 21,700 17,000 8,000 24,000 12,885

Less current maturities	373,866 23,781	410,585 42,434

Long-tem debt	$ 350,085	$ 368,151

The maturities of long-term debt for the five years subsequent to December 31, 2002, are as follows: 2003-$23,781,000; 2004-$7,518,000; 2005-$892,000; 2006-$95,335,000; and 2007- $8,228,000.

Interest paid in 2002, 2001 and 2000 approximated $33,000,000 for all three years. This differs from interest expense due to timing of payments and interest capitalized of $436,000 in 2002; $1,400,000 in 2001; and $1,600,000 in 2000 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 2.1% in 2002, 4.3% in 2001 and 6.5% in 2000. The weighted-average interest rate on short-term debt during the year was 4.8% in 2002, 5.8% in 2001 and 6.3% in 2000.

At December 31, 2002, the company had available $291,000,000 through an unsecured $300,000,000 revolving credit agreement with a group of banks.

The agreement, which expires in June 2003, bears interest based upon any one of four rates at the company's option-adjusted prime, Eurodollar, competitive bid Eurodollar or the competitive bid absolute rate. Also, the company has a shelf registration filed with the Securities and Exchange Commission which, as of December 31, 2002, enables the company to issue up to an additional $125,000,000 of long-term debt securities in the public markets.

In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five-year revolving credit facility of up to $500 million and a one-year term loan facility of up to $375 million. The new revolving facility replaces the company's existing senior credit facility, and the term loan could have been used as a bridge facility in the Torrington acquisition if long-term senior notes had not been issued prior to closing. Pro-

ceeds of the new senior credit facility must be used to repay any amounts outstanding under the existing credit facility, and the existing credit facility must be terminated. In connection with the closing of the Torrington acquisition and the funding of its new senior credit facility, the company terminated its then existing $300,000,000 revolving credit agreement. In addition the company did not utilize the $375,000,000 one-year term loan.

On December 19, 2002, the company entered into an Accounts Receivable Securitization financing agreement (Asset Securitization), which provides for borrowings up to $125 million, limited to certain borrowing base calculations, and is secured by certain trade receivables. Under the terms of the Asset Securitization, the company sells, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned consolidated subsidiary, that in turn uses the trade receivables to secure the borrowings, which are funded through a vehicle that issues commercial paper in the short-term market. As of December 31, 2002, this subsidiary has been classified into the specific reportable segments for segment reporting based on the end customer. No trade receivables have yet been sold under the facility as of December 31, 2002. The yield on the commercial paper, which is commercial paper rate plus program fees, will be considered a financing cost and included in interest expense on the statement of operations.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $14,536,000, $16,799,000, and $14,719,000 in 2002, 2001 and 2000, respectively. At December 31, 2002, future minimum lease payments for noncancelable operating leases totaled $50,184,000 and are payable as follows: 2003-$12,147,000; 2004-$8,376,000; 2005-$6,474,000; 2006-$3,887,000; 2007-$3,112,000; and $16,188,000 thereafter.

TIMKEN

9 FINANCIAL INSTRUMENTS
As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to anticipated purchases of inventory and equipment. At December 31, 2002 and 2001, the company had forward foreign exchange contracts, all having maturities of less than one year, with notional amounts of $72,070,000 and $19,507,000, respectively. The forward foreign exchange contracts were primarily entered into by the company's European subsidiaries to manage Euro and U.S. dollar exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed-rate debt, based on quoted market prices, was $325,000,000 and $334,000,000 at December 31, 2002 and 2001, respectively. The carrying value of this debt was $308,000,000 and $346,000,000.

10 STOCK COMPENSATION PLANS

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

Following is the related assumptions under the Black-Scholes method:

2002		2001	2000

Assumptions: Risk-free interest rate Dividend yield Expected stock volatility Expected life - years	5.29% 3.57% 0.506 8	6.32% 3.36% 0.480 8	6.31% 3.01% 0.481 8

A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

	2002		2001		2000

	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price

Outstanding - beginning of year Granted Exercised Canceled or expired	6,825,412 1,118,175 (499,372) (134,189)	$20.22 25.01 16.30 20.61	5,720,990 1,367,400 (54,528) (208,450)	$21.41 15.05 14.67 20.35	4,515,676 1,356,400 (88,761) (62,325)	$22.90 15.88 12.96 21.28

Outstanding - end of year	7,310,026	$21.21	6,825,412	$20.22	5,720,990	$21.41

Options exercisable	4,397,590		3,745,131		2,910,271

The company sponsors a performance target option plan that is contingent upon the company's common shares reaching specified fair market values. Under the plan, no awards were issued nor was compensation expense recognized during 2002, 2001 or 2000.

Exercise prices for options outstanding as of December 31, 2002, range from $13.50 to $33.75; the weighted-average remain- ing contractual life of these options is six years. The estimated weighted-average fair values of stock options granted during 2002, 2001 and 2000 were $10.36, $6.36 and $7.01, respectively.

At December 31, 2002, a total of 302,667 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 100,947, 61,301 and 100,832 common shares in 2002, 2001 and 2000, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The number of shares available for future grants for all plans at December 31, 2002, including stock options, is 2,679,841.

notes TO CONSOLIDATED FINANCIAL STATEMENTS

11 RETIREMENT AND POSTRETIREMENT BENEFIT PLANS
The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2002, the plans had 12,310,779 shares of Timken Company common stock with a fair value of $235,136,000. Company contributions to the plans, including performance sharing, amounted to $14,603,000 in 2002; $13,289,000 in 2001; and $14,384,000 in 2000. The company paid dividends totaling $6,407,000 in 2002; $8,192,000 in 2001; and $7,958,000 in 2000, to plans holding common shares.

The company and its subsidiaries sponsor several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on retirement date and associate classification, certain health care plans contain contributions and cost-sharing features such as deductibles and coinsurance. The remaining health care and life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover many of their associates except those at certain locations who are covered by government plans.

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 2002 and 2001:
	Defined Benefit Pension Plans		Postretirement Plans

	2002	2001	2002	2001

(Thousands of dollars)
Change in benefit obligation
Benefit obligation at beginning of year
Service cost
Interest cost
Amendments
Actuarial losses
Associate contributions
International plan exchange rate change
Curtailment loss
Benefits paid	$ 1,825,602 36,115 132,846 4,165 223,763 936 20,791 6,706 (133,780)	$ 1,641,959 35,313 126,809 6,246 120,256 1,604 (5,416) 16,522 (117,691)	$ 640,701 4,357 47,505 - 77,224 - 29 980 (50,121)	$ 588,824 4,047 48,380 (33,413) 69,500 - (126) 9,109 (45,620)

Benefit obligation at end of year	$ 2,117,144	$ 1,825,602	$ 720,675	$ 640,701

Change in plan assets(1) Fair value of plan assets at beginning of year Actual return on plan assets Associate contributions Company contributions International plan exchange rate change Benefits paid	$ 1,295,214 (91,994) 936 112,297 15,678 (133,780)	$ 1,383,683 (51,608) 1,604 84,882 (5,656) (117,691)

Fair value of plan assets at end of year	$ 1,198,351	$ 1,295,214

Funded status
Projected benefit obligation in excess of plan assets
Unrecognized net actuarial loss
Unrecognized net asset at transition dates, net of amortization
Unrecognized prior service cost (benefit)	$ (918,793) 711,396 (1,102) 131,173	$ (530,388) 260,126 (2,246) 146,448	$ (720,675) 306,520 - (45,335)	$ (640,701) 241,018 - (51,743)

Accrued benefit cost	$ (77,326)	$ (126,060)	$ (459,490)	$ (451,426)

Amounts recognized in the consolidated balance sheet Accrued benefit liability Intangible asset Minimum pension liability included in accumulated other comprehensive income	$ (802,327) 129,042 595,959	$ (456,517) 136,118 194,339	$ (459,490) - -	$ (451,426) - -

Net amount recognized	$ (77,326)	$ (126,060)	$ (459,490)	$ (451,426)
(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

TIMKEN

On September 10, 2002, the company issued 3,000,000 shares of its common stock to The Timken Company Collective Investment Trust for Retirement Trusts (Trust) as a contribution to three company-sponsored pension plans. The fair market value of the 3,000,000 shares of common stock contributed to the Trust was approximately $54,500,000, which consisted of 2,766,955 shares of the company's treasury stock and 233,045 shares issued from authorized common stock. As of December 31, 2002, the company's defined benefit pension plans held 2,700,000 common shares with fair value of $51,570,000.

In 2002, lower investment performance, which reflected lower stock market returns and lower interest rates, reduced the company's pension fund asset values and increased the company's defined benefit pension liability. The lowering of the discount rate from 7.5% to 6.6% also contributed to the increased pension liability. The accumulated benefit obligations at December 31,

2002 exceeded the market value of plan assets for the majority of the company's plans. For these plans, the projected benefit obligation was $2,097,000; the accumulated benefit obligation was $1,989,000; and the fair value of plan assets was $1,184,000 at December 31, 2002.

The intangible pension asset decreased by $7,100,000 from December 31, 2001. In 2002, the company recorded additional minimum pension liability of $394,700,000, which is included in accrued pension cost. This increase in the pension liability generated a non-cash aftertax charge to accumulated other comprehensive loss of $254,300,000 in 2002.

For 2003 expense, the company changed the expected rate of return on plan assets from 9.5% to 8.75%. This change, along with the lower discount rate, will result in an increase in 2003 pretax pension expense of approximately $25,000,000.

The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:
	Pension Benefits			Postretirement Benefits

	2002	2001	2000	2002	2001	2000

Assumptions Discount rate Future compensation assumption Expected long-term return on plan assets	6.6% 3% to 4% 9.5%	7.5% 3% to 4% 9.5%	8.0% 3% to 4% 9.5%	6.6%	7.5%	8.0%

Components of net periodic benefit cost
(Thousands of dollars)
Service cost
Interest cost
Expected return on plan assets
Amortization of prior service cost
Recognized net actuarial (gain) loss
Curtailment loss
Amortization of transition asset	$ 36,115 132,846 (135,179) 19,725 473 6,706 (1,143)	$ 35,313 126,809 (126,882) 19,919 (292) 6,333 (982)	$ 33,328 119,943 (116,302) 21,995 (556) - (1,002)	$ 4,357 47,505 - (6,408) 11,827 - 871	$ 4,047 48,380 - (4,376) 9,646 8,738 -	$ 4,309 40,043 - (3,730) 3,670 - -

Net periodic benefit cost	$ 59,543	$ 60,218	$ 57,396	$ 58,152	$ 66,435	$ 44,292

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 9.0% for 2003; declining gradually to 6.0% in 2006 and thereafter for pre-age 65 benefits; 6.0% for post-age 65 benefits for all years; and 15.0% for 2003, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits.	The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would increase the 2002 total service and interest cost components by $2,107,000 and would increase the postretirement benefit obligation by $31,969,000. A one-percentage-point decrease would provide corresponding reductions of $1,878,000 and $28,567,000, respectively.

12 RESEARCH AND DEVELOPMENT
Expenditures committed to research and development amounted to approximately $53,000,000 in 2002; $54,000,000 in 2001; and	$52,000,000 in 2000. Such expenditures may fluctuate from year to year depending on special projects and needs.

notes TO CONSOLIDATED FINANCIAL STATEMENTS

13 SUBSEQUENT EVENT - ACQUISITION

Effective February 16, 2003, the company acquired IR's Engineered Solutions business, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies. IR's Engineered Solutions business is comprised of certain operating assets and subsidiaries, including The Torrington Company. IR's Engineered Solutions business had sales of $1.2 billion in 2002.

The company paid IR $700,000,000 in cash, subject to post- closing purchase price adjustments, and issued $140,000,000 of its common stock (9,395,973 shares) to Ingersoll-Rand Company, a subsidiary of IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180,009,500, net of underwriting discounts and commissions, from a public offering of 12,650,000 shares of common stock at $14.90 per common share; $246,945,000, net of underwriting discounts and commissions, from a public offering of $250,000,000 of 5.75% senior unsecured notes due 2010; $125,000,000 from its Asset Securitization facility; and approximately $86,000,000 from its new senior credit facility.

In connection with the closing of the Torrington acquisition and the funding of its new senior credit facility, the company terminated its then existing $300,000,000 revolving credit agreement. In addition, the company did not utilize the $375,000,000 one-year term loan facility that was a part of the new senior credit facility.

14 SEGMENT INFORMATION

Description of types of products and services from which each reportable segment derives its revenues

The company's reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The company has three reportable segments: Automotive Bearings, Industrial Bearings and Steel.

Automotive Bearings include products for passenger cars, light and heavy trucks and trailers. Industrial Bearings include industrial, rail, aerospace and super precision products as well as emerging markets in China, India and Central and Eastern Europe. The company's bearing products are used in a wide variety of products including railroad cars and locomotives, machine tools, rolling mills and farm and construction equipment, in aircraft, missile guidance systems, computer peripherals and medical instruments.

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

Geographic Financial Information	United States	Europe	Other Countries	Consolidated

(Thousands of dollars) 2002 Net sales Non-current assets	$ 1,987,499 1,472,680	$ 365,460 223,348	$ 197,116 84,036	$ 2,550,075 1,780,064

2001 Net sales Non-current assets	$ 1,906,823 1,402,780	$ 351,242 232,105	$ 189,113 69,819	$ 2,447,178 1,704,704

2000 Net sales Non-current assets	$ 2,062,306 1,391,080	$ 361,649 204,135	$ 219,053 70,348	$ 2,643,008 1,665,563

TIMKEN

Segment Financial Information	2002	2001	2000

(Thousands of dollars)
Automotive Bearings
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Receipt of U.S. Continued Dumping and Subsidy Offset Act (CDSOA) payment
  (net of expenses)
Earnings (loss) before interest and taxes
Capital expenditures
Assets employed at year-end	$ 840,763 33,886 18,992 10,829 14,715 34,948 718,495	$ 751,029 36,381 27,270 2,501 (39,939) 36,427 661,514	$ 839,838 35,344 1,143 - 24,595 50,540 632,814

Industrial Bearings
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Receipt of CDSOA payment (net of expenses)
Earnings before interest and taxes
Capital expenditures
Assets employed at year-end	$ 883,534 45,429 9,313 39,373 72,872 32,178 1,051,053	$ 882,279 48,314 25,671 27,054 32,144 34,646 966,647	$ 923,477 48,197 11,499 - 54,304 59,382 944,493

Steel
Net sales to external customers
Intersegment sales
Depreciation and amortization
Impairment and restructuring charges
Earnings before interest and taxes
Capital expenditures
Assets employed at year-end	$ 825,778 155,500 67,240 3,838 28,682 23,547 978,808	$ 813,870 146,492 67,772 1,748 9,345 31,274 904,924	$ 879,693 196,500 67,506 15,112 19,349 52,795 986,798

Total
Net sales to external customers
Depreciation and amortization
Impairment and restructuring charges
Receipt of CDSOA payment (net of expenses)
Earnings before interest and taxes
Capital expenditures
Assets employed at year-end	$ 2,550,075 146,535 32,143 50,202 116,269 90,673 2,748,356	$ 2,447,178 152,467 54,689 29,555 1,550 102,347 2,533,084	$ 2,643,008 151,047 27,754 - 98,248 162,717 2,564,105

Income Before Income Taxes Total EBIT for reportable segments Interest expense Interest income Intersegment adjustments	$ 116,269 (31,540) 1,676 (887)	$ 1,550 (33,401) 2,109 2,859	$ 98,248 (31,922) 3,479 792

Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 85,518	$ (26,883)	$ 70,597

The Company evaluates operating performance based on each segment's profit before interest and income taxes. Therefore, interest expense and interest income are maintained at a corporate level and are not shown on a segmented basis.

notes TO CONSOLIDATED FINANCIAL STATEMENTS

15 INCOME TAXES

The provision (credit) for income taxes consisted of the following:
	2002		2001		2000

	Current	Deferred	Current	Deferred	Current	Deferred

(Thousands of dollars) United States: Federal State and local Foreign	$ 5,220 3,936 7,661	$ 17,808 (1,682) 1,124	$ (18,523) 2,332 7,961	$ 22,620 (628) 1,021	$ (1,093) 1,775 13,442	$ 13,093 (995) (1,513)

	$ 16,817	$ 17,250	$ (8,230)	$ 23,013	$ 14,124	$ 10,585

The company received an income tax refund of approximately $27,000,000 in 2002 and made income tax payments of approximately $7,210,000 in 2001 and $17,520,000 in 2000. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2002 and 2001 was as follows:
2002		2001

(Thousands of dollars) Deferred tax assets: Accrued postretirement benefits cost Accrued pension cost Benefit accruals Tax loss and credit carryforwards Other–net Valuation allowance	$ 169,113 192,983 18,262 59,515 1,818 (18,124)	$ 170,975 67,571 18,473 33,787 12,754 (34,756)

Deferred tax liability–depreciation	423,562 (218,508)	268,804 (198,746)

Net deferred tax asset	$ 205,054	$ 70,058

The company has U.S. net operating losses from 2002 and 2001 with benefits totaling $29.5 million. These losses will start to expire in 2021. In addition, the company has loss carryforward benefits in various foreign jurisdictions of $4.7 million without expiration dates and state and local loss carryforward benefits of $2.5 million, which will begin to expire in 2014. These losses are fully reserved by the company.

The company has a research tax credit carryforward of $2.9 million, an AMT credit carryforward of $9.3 million and state income tax credits of $10.6 million. The research tax credits will expire annually between 2019 and 2022, and the AMT credits do not have any expiration date. The state income tax credits will expire at various intervals beginning in 2003 and are fully reserved by the company.

Following is the reconciliation between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:
2002		2001	2000

(Thousands of dollars)
Income tax (credit) at the statutory federal rate
Adjustments:
   State and local income taxes, net of federal tax benefit
   Losses without current tax benefits
   Settlements and claims for prior years
   Adjustment of world-wide tax liabilities
Other items	$ 29,931 1,465 3,598 - (2,117) 1,190	$ (9,409) 1,107 20,854 - 532 1,699	$ 24,709 507 5,177 (5,125) (1,900) 1,341

Provision for income taxes	$ 34,067	$ 14,783	$ 24,709

Effective income tax rate	40%	N/A	35%

In 2001 and 2000, the company incurred losses without current tax benefits related to the United Kingdom, Brazil and China. In 2002, the company incurred losses without current tax benefits related to Brazil and China.

TIMKEN

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
The Timken Company

We have audited the consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 6 to the consolidated financial statements, "Change in Method of Accounting," the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002.

Ernst & Young LLP
Canton, Ohio
February 18, 2003

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this annual report (including the company's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular the Corporate Profile on pages 18 through 20 and Management's Discussion and Analysis on pages 22 through 31 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) risks associated with the consummation of the acquisition of Torrington, including the uncertainties in both timing and amount of actual benefits, if any, that may be realized as a result of the integration of the Torrington business with the company's operations and the timing and amount of the resources required to achieve those benefits; risks associated with diversion of management's attention from routine operations during the integration process; and risks associated with the higher level of debt associated with the acquisition.

b) changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes, but is not limited to, political risks associated with the potential instability of governments and legal systems in countries in which the company or its customers conduct business and significant changes in currency valuations.

c) the effects of changes in customer demand on sales, product mix and prices in the industries in which the company operates. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market.

d) competitive factors, including changes in market penetration, increasing price competition by existing or new foreign and domestic competitors, the introduction of new products by existing and new competitors and new technology that may impact the way the company's products are sold or distributed.

e) changes in operating costs. This includes the effect of changes in the company's manufacturing processes; changes in costs associated with varying levels of operations; changes resulting from inventory management and cost reduction initiatives and different levels of customer demands; the effects of unplanned work stoppages; changes in the cost of labor and benefits; and the cost and availability of raw materials and energy.

f) the success of the company's operating plans, including its ability to achieve the benefits from its global restructuring, manufacturing transformation, and administrative cost reduction initiatives as well as its ongoing continuous improvement and rationalization programs; the ability of acquired companies to achieve satisfactory operating results; and its ability to maintain appropriate relations with unions that represent company associates in certain locations in order to avoid disruptions of business.

g) unanticipated litigation, claims or assessments. This includes, but is not limited to, claims or problems related to intellectual property, product liability or warranty and environmental issues.

h) changes in worldwide financial markets, including interest rates to the extent they affect the company's ability to raise capital or increase the company's cost of funds, have an impact on the overall performance of the company's pension fund investments and/or cause changes in the economy which affect customer demand.

Additional risks relating to the company's business, the industries in which the company operates or the company's common stock may be described from time to time in the company's filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond the company's control.

Except as required by the federal securities laws, the company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

summary of operations AND OTHER COMPARATIVE DATA

(Thousands of dollars, except per share data)
	2002	2001	2000	1999

Statements of Income Net sales: Automotive Bearings Industrial Bearings Total Bearings Steel	$ 840,763 883,534 1,724,297 825,778	$ 751,029 882,279 1,633,308 813,870	$ 839,838 923,477 1,763,315 879,693	(5) (5) 1,759,871 735,163

Total net sales	2,550,075	2,447,178	2,643,008	2,495,034

Cost of products sold
Selling, administrative and general expenses
Impairment and restructuring charges
Operating income (loss)
Earnings before interest and taxes (EBIT)
Interest expense
Income (loss) before income taxes
Provision (credit) for income taxes
Income (loss) before cumulative effect of
   accounting changes
Net income (loss)	2,080,498 358,866 32,143 78,568 115,382 31,540 85,518 34,067 51,451 $ 38,749	2,046,458 363,683 54,689 (17,652) 4,409 33,401 (26,883) 14,783 (41,666) $ (41,666)	2,142,135 367,499 27,754 105,620 99,040 31,922 70,597 24,709 45,888 $ 45,888	2,002,366 359,910 - 132,758 123,120 27,225 98,991 36,367 62,624 $ 62,624
Balance Sheets Inventory Current assets Working capital Property, plant and equipment - net Total assets Total debt Total liabilities Shareholders’ equity	$ 488,923 968,292 334,222 1,226,244 2,748,356 461,219 2,139,270 $ 609,086	$ 429,231 828,380 187,224 1,305,345 2,533,084 497,015 1,751,349 $ 781,735	$ 489,549 898,542 311,090 1,363,772 2,564,105 514,604 1,559,423 $ 1,004,682	$ 446,588 833,526 348,455 1,381,474 2,441,318 449,890 1,395,337 $ 1,045,981

Other Comparative Data
Net income (loss)/Total assets
Net income (loss)/Net sales
EBIT/Beginning invested capital (1)
Inventory days (FIFO)
Net sales per associate (2)
Capital expenditures
Depreciation and amortization
Capital expenditures/Depreciation
Dividends per share
Earnings per share (3)
Earnings per share - assuming dilution (3)
Debt to total capital
Number of associates at year-end
Number of shareholders (4)	1.4% 1.5% 5.6% 111.1 $ 139.0 $ 90,673 $ 146,535 61.9% $ 0.52 $ 0.63 $ 0.62 43.1% 17,963 44,057	(1.6)% (1.7)% 0.2% 104.8 $ 124.8 $ 102,347 $ 152,467 69.9% $ 0.67 $ (0.69) $ (0.69) 38.9% 18,735 39,919	1.8% 1.7% 4.7% 108.5 $ 127.9 $ 162,717 $ 151,047 112.4% $ 0.72 $ 0.76 $ 0.76 33.9% 20,474 42,661	2.6% 2.5% 5.6% 108.4 $ 119.1 $ 173,222 $ 149,949 120.3% $ 0.72 $ 1.01 $ 1.01 30.1% 20,856 42,907

TIMKEN

1998	1997	1996	1995	1994	1993

(5) (5) 1,797,745 882,096	(5) (5) 1,718,876 898,686	(5) (5) 1,598,040 796,717	(5) (5) 1,524,728 705,776	(5) (5) 1,312,323 618,028	(5) (5) 1,153,987 554,774

2,679,841	2,617,562	2,394,757	2,230,504	1,930,351	1,708,761
2,098,186 356,672 - 224,983 208,866 26,502 185,350 70,813 114,537 $ 114,537	2,005,374 332,419 - 279,769 286,766 21,432 266,592 95,173 171,419 $ 171,419	1,828,394 319,458 - 246,905 242,304 17,899 225,259 86,322 138,937 $ 138,937	1,723,463 304,046 - 202,995 197,957 19,813 180,174 67,824 112,350 $ 112,350	1,514,098 283,727 - 132,526 134,674 24,872 111,323 42,859 68,464 $ 68,464	1,369,711 276,928 48,000 14,122 7,843 29,619 (20,919) (3,250) (17,669) $ (271,932)
$ 457,246 850,337 359,914 1,349,539 2,450,031 469,398 1,393,950 $ 1,056,081	$ 445,853 855,171 275,607 1,220,516 2,326,550 359,431 1,294,474 $ 1,032,076	$ 419,507 793,633 265,685 1,094,329 2,071,338 302,665 1,149,110 $ 922,228	$ 367,889 710,258 247,895 1,039,382 1,925,925 211,232 1,104,747 $ 821,178	$ 332,304 657,180 178,556 1,030,451 1,858,734 279,519 1,125,843 $ 732,891	$ 299,783 586,384 153,971 1,024,664 1,789,719 276,476 1,104,407 $ 685,312
4.7% 4.3% 10.5% 109.4 $ 127.5 $ 258,621 $ 139,833 192.5% $ 0.72 $ 1.84 $ 1.82 30.8% 21,046 45,942	7.4% 6.5% 16.1% 111.5 $ 130.5 $ 229,932 $ 134,431 177.3% $ 0.66 $ 2.73 $ 2.69 25.8% 20,994 46,394	6.7% 5.8% 15.1% 117.5 $ 132.4 $ 155,925 $ 126,457 127.0% $ 0.60 $ 2.21 $ 2.19 24.7% 19,130 31,813	5.8% 5.0% 12.6% 112.2 $ 134.2 $ 131,188 $ 123,409 109.1% $ 0.56 $ 1.80 $ 1.78 20.5% 17,034 26,792	3.7% 3.5% 9.0% 118.0 $ 119.9 $ 119,656 $ 119,255 102.6% $ 0.50 $ 1.11 $ 1.10 27.6% 16,202 49,968	(15.2)% (15.9)% 0.5% 122.5 $ 104.5 $ 92,940 $ 118,403 80.2% $ 0.50 $ (0.29) $ (0.29) 28.7% 15,985 28,767
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
(5)It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.

APPENDIX TO EXHIBIT 13

On inside cover of the printed document facing page 1, three bar charts were shown which contain the following information:

(1)	Net Sales ($ Millions)
	1998 1999 2000 2001 2002	2,680 2,495 2,643 2,447 2,550
(2)	Earnings Per Share - Diluted (dollars)
	1998 1999 2000 2001 2002	1.82 1.01 0.76 (0.69) 0.62
(3)	Dividends per Share (cents)
	1998 1999 2000 2001 2002	.72 .72 .72 .67 .52

On page 48 of the printed document, two bar charts were shown that contain the following information:

(1)	Total Net Sales to Customers (Billions of dollars)
		Automotive and Industrial Bearings	Steel
	1993 1994 1995 1996 1997 1998 1999 2000 2001 2002	1.154 1.312 1.525 1.598 1.719 1.798 1.760 1.763 1.633 1.724	0.555 0.618 0.706 0.797 0.899 0.882 0.735 0.880 0.814 0.826
(2)	EBIT/Beginning Invested Capital
	1993 1994 1995 1996 1997 1998 1999 2000 2001 2002	0.5% 9.0% 12.6% 15.1% 16.1% 10.5% 5.6% 4.7% 0.2% 5.6%