Form 10-K, Exhibit 13
period 2003-12-31
TIMKEN CO
filed 2004-03-03
CIK 98362

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2003

Financial Summary

2003		2002
(Thousands of dollars, except per share data)
Net sales
Impairment and restructuring charges
Income before income taxes and cumulative effect
 of change in accounting principle
Provision for income taxes
Income before cumulative effect of change
 in accounting principle
Net income
Earnings per share
Earnings per share - assuming dilution
Dividends per share	$ 3,788,097 19,154 60,802 24,321 $ 36,481 $ 36,481 $ .44 $ .44 $ .52	$ 2,550,075 32,143 85,518 34,067 $ 51,451 $ 38,749 $ .63 $ .62 $ .52

1

THE TIMKEN COMPANY

 MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Introduction

The Timken Company is a leading global manufacturer of highly engineered antifriction bearings and alloy steels and a provider of related products and services. Timken employed approximately 26,000 associates in 29 countries as of December 31, 2003.

Timken operates under three segments: Automotive Group, Industrial Group and Steel Group. The Automotive and Industrial Groups design, manufacture and distribute a range of bearings and related products and services. Automotive Group customers include original equipment manufacturers of passenger cars and trucks, ranging from light- and medium-duty to heavy-duty trucks and their suppliers. Industrial Group customers include both original equipment manufacturers and distributors for agriculture, construction, mining, energy, mill, machine tooling, aerospace, and rail applications. The Automotive and Industrial Groups each represent approximately 40% of the company's sales.

In 2003, Timken acquired The Torrington Company (Torrington), also a leading bearing manufacturer. The strategic acquisition strengthened Timken's market position among global bearing manufacturers while expanding Timken's product line with complementary products and services and offering significant cost savings opportunities for the combined organization.

The Steel Group represents approximately 20% of the company's 2003 sales. Steel Group products include different alloys in both solid and tubular sections as well as custom-made steel products all for both automotive and industrial applications, including bearings.

Financial Overview

In 2003, The Timken Company reported record sales of approximately $3.8 billion, an increase of approximately 49% from 2002, driven by the $840 million strategic acquisition of Torrington on February 18, 2003. For 2003, Torrington added sales and a broad range of complementary products and services. Despite higher sales, earnings decreased from 2002 levels due to the performance of the Automotive and Steel Groups.

Automotive Group profitability was negatively impacted by additional costs associated with the restructuring of manufacturing plants in 2003. In the fourth quarter, the Automotive Group experienced some improvement from rationalization initiatives and the company anticipates continuing improvement in 2004.

Industrial Group profitability increased due to the Torrington acquisition, the effect of the company's continued manufacturing improvement initiatives, improved results in Europe and the rail business and exiting of low-margin business. Until very late in 2003, there was little evidence of any industrial recovery in the company's major markets. In 2004, the company expects slow growth from 2003 levels for the North American industrial markets and strong growth in emerging markets.

Despite challenging market conditions, the Steel Group increased sales in 2003 from the prior year due to penetration gains in industrial markets and increased demand from automotive and industrial customers. However, costs for scrap steel - used in steel production - continued at record high levels through 2003. The Steel Group also faced very high costs for natural gas and alloys. The company raised steel prices, implemented raw material surcharges and increased productivity during the year. However, these actions were not sufficient to offset the high costs and the Steel Group recorded a loss in 2003. The company expects raw material and energy costs to remain high in 2004.

The acquisition of Torrington leveraged the company's balance sheet higher, with total debt peaking at $1.017 billion at June 30, 2003. The company reduced debt from this peak by $282 million to $735 million at year-end. The company raised $375 million in proceeds, before expenses, from equity offerings throughout the year. During the year, the company divested non-strategic assets and received a payment of $65.6 million under the U.S. Continued Dumping and Subsidy Offset Act (CDSOA), net of related expenses and a repayment of a portion of amounts received in 2002.

THE STATEMENT OF OPERATIONS

2003 compared to 2002
Overview:

2003		2002	$ Change	% Change

(Dollars in millions, except earnings per share)
Net sales
Income before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle, net of tax
Net income
Earnings per share before cumulative effect of change in
  accounting principle - diluted
Cumulative effect of change in accounting principle, net of tax
Earnings per share - diluted
Average number of shares - diluted	$ 3,788.1 $ 36.5 $ - $ 36.5 $ 0.44 $ - $ 0.44 83,159,321	$ 2,550.1 $ 51.4 $ (12.7) $ 38.7 $ 0.83 $ (0.21) $ 0.62 61,635,339	$ 1,283.0 $ (14.9) $ 12.7 $ (2.2) $ (0.39) $ 0.21 $ (0.18) N/A	48.6% (29.1)% N/A (5.9)% (47.0)% N/A (29.0)% N/A

In 2002, the cumulative effect of change in accounting principle related to the adoption of Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." The goodwill impairment charge related to the company's Specialty Steel business.

THE TIMKEN COMPANY

Sales by Segment:

2003		2002	$ Change	% Change

(Dollars in millions, and exclude intersegment sales) Automotive Group Industrial Group Steel Group	$ 1,396.1 $ 1,498.8 $ 893.2	$ 752.8 $ 971.5 $ 825.8	$ 643.3 $ 527.3 $ 67.4	85.5% 54.3% 8.2%

Total company	$ 3,788.1	$ 2,550.1	$ 1,238.0	48.6%

The increases in net sales for both the Automotive and the Industrial Groups were primarily the result of the Torrington acquisition. The Automotive Group's net sales further benefited from the launch of new product platforms, the increasing demand in the medium and heavy truck markets, and favorable foreign currency exchange. In addition to the effect of the Torrington acquisition, the Industrial Group's net sales increased due to favorable foreign currency exchange and improved sales to industrial distributors. The increase in the Steel Group's net sales was due primarily to penetration gains in industrial markets and increased demand from automotive and industrial customers.

Gross Profit:

2003		2002	$ Change	% Change

(Dollars in millions) Gross profit Gross profit % to net sales Reorganization and integration charges included in cost of products sold	$ 631.6 16.7% $ 3.4	$ 469.6 18.4% $ 8.5	$ 162.0 N/A $ (5.1)	34.5% (1.7)% (60.0)%

Gross profit increased primarily due to the incremental sales volume from the Torrington acquisition. Gross profit for the Automotive Group benefited from the additional sales volume resulting from the Torrington acquisition; however, it was negatively impacted by additional costs associated with the restructuring of its manufacturing plants. During the last six months of 2003, the Automotive Group reduced employment by more than 750 associates. This action, along with others, improved the Automotive Group's productivity in the fourth quarter of 2003. In addition to the increased sales volume from the Torrington acquisition, gross profit for the Industrial Group benefited from improved performance in Europe that was largely due to favorable foreign currency exchange, exiting of low-margin businesses and manufacturing cost reductions. Steel Group gross profit was negatively impacted by extremely high costs for scrap steel, natural gas and alloys which more than offset increased sales, raw material surcharges passed on to customers and higher capacity utilization.

In 2003, reorganization and integration charges included in cost of products sold related primarily to charges associated with the integration of Torrington in the amount of $9.3 million and costs incurred for the Duston, England plant closure in the amount of $4.0 million. These charges were partially offset by curtailment gains in the amount of $9.9 million resulting from the redesign of the company's U.S.-based employee benefit plans.

Selling, Administrative and General Expenses:

2003		2002	$ Change	% Change

(Dollars in millions)
Selling, administrative and general expenses
Selling, administrative and general expenses % to net sales
Reorganization and integration charges included in selling,
administrative and general expenses	$ 514.2 13.6% $ 30.5	$ 358.9 14.1% $ 9.9	$ 155.3 N/A $ 20.6	43.3% (0.5)% 208.0%

Selling, administrative and general expenses in 2003 increased primarily due to the Torrington acquisition, costs incurred in the integration of Torrington and currency exchange rates. The company continues its efforts to control spending on selling, administrative and general expenses. Even though the amount of selling, administrative and general expenses in 2003 increased from 2002, and 2003 included $30.5 million in reorganization and integration charges, as a result of higher net sales, the percentage of selling, administrative and general expenses to net sales decreased to 13.6% in 2003, from 14.1% in 2002.

In 2003, reorganization and integration charges included in selling, administrative and general expenses included integration costs for the Torrington acquisition of $27.6 million and curtailment losses resulting from the redesign of the company's U.S.-based employee benefit plans of $2.9 million.

THE TIMKEN COMPANY

 Impairment and Restructuring Charges:

2003		2002	$ Change

(Dollars in millions) Impairment charges Severance and related benefit costs Exit costs	$ 12.5 $ 2.9 $3.7	$ 17.9 $ 10.2 $ 4.0	$ (5.4) $ (7.3) $ (0.3)

Total	$ 19.1	$ 32.1	$ (13.0)

In 2003, impairment charges represented the write-off of the remaining goodwill for the Steel Group in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," of $10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million. The severance and related benefit costs of $2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of $3.0 million for the

Columbus, Ohio plant and $0.7 million for the Duston, England plant. The Duston and Columbus plants were part of the company's manufacturing strategy initiative (MSI). The additional costs that were incurred in 2003 for these two projects were the result of changes in estimates. In 2002, the impairment charges and exit costs were related to the Duston, England, and Columbus, Ohio plant closures. The severance and curtailment expenses related primarily to a salaried workforce reduction throughout the company.

Interest Expense and Income:

2003		2002	$ Change

(Dollars in millions) Interest expense Interest income	$ 48.4 $ 1.1	$ 31.5 $ 1.7	$ 16.9 $ (0.6)

The increase in interest expense was due to the additional debt incurred as a result of the Torrington acquisition. Interest income was not significant in either year.

Other Income and Expense:

2003		2002	$ Change

(Dollars in millions) CDSOA receipts, net of expenses Impairment charge - equity investment Other expense, net	$ 65.6 $ (45.7) $ (10.0)	$ 50.2 $ - $ (13.4)	$ 15.4 $ (45.7) $ 3.4

CDSOA receipts are reported net of applicable expenses. In addition, amounts received in 2003 are net of a one-time repayment, due to a miscalculation by the U.S. Treasury Department of funds received by the company in 2002. CDSOA provides for distribution of monies collected by U.S. Customs from antidumping cases to qualifying domestic producers where the domestic producers have continued to invest in their technology, equipment and people. The amounts received in 2003 related to the original Timken tapered roller, ball and cylindrical bearing businesses and the Torrington tapered roller bearing business. It is expected that in February, 2004, Timken will receive a payment delayed from 2003 of $7.7 million relating to Torrington's bearing business other than its tapered roller bearing business. This is a net amount after taking into account the terms of the agreement under which the company purchased the Torrington business, which provided that Timken must deliver to the seller of the Torrington business 80% of any Torrington-related payments received relating to 2003 and 2004. The company cannot predict whether it will receive any payments under CDSOA later in 2004 or if so, in what amount. In September 2002, the World Trade Organization (WTO) ruled that such payments violate international trade rules. The U.S. Trade Representatives appealed this ruling; however, the WTO upheld the ruling on January 16, 2003.

During 2000, the company's Steel Group invested in a joint venture, PEL Technologies (PEL), to commercialize a proprietary technology that converts iron units into engineered iron oxides for use in pigments, coatings and abrasives. The company previously accounted for its investment in PEL, which is a development stage company, using the equity method. In the fourth quarter of 2003, the company concluded that its investment in PEL was impaired due to the following indicators of impairment: history of negative cash flow and losses; 2004 operating plan with continued losses and negative cash flow; and the continued required support from the company or another party. Accordingly, the company recorded a non-cash impairment charge totaling $45.7 million, which is comprised of the PEL indebtedness that the company has guaranteed of $26.5 million and the write-off of the advances to and investments in PEL that the company has made of $19.2 million. Refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for additional discussion.

In 2003, other expense, net included losses from other equity investments, losses from the sale of assets, foreign currency exchange gains (including acquisition-related currency exchange gains), and one-time net gains from the sales of non-strategic assets. In 2002, other expense, net included foreign currency exchange losses, losses on the disposal of assets and losses from equity investments.

THE TIMKEN COMPANY

Income Tax Expense:

The effective tax rates were 40.0% and 39.8% for the years ended December 31, 2003 and 2002, respectively. The effective tax rate for both years exceeded the U.S. statutory tax rate as a result of taxes paid to state and local jurisdictions, withholding taxes on foreign remittances, recognition of losses in jurisdictions that were not available to reduce overall tax expense, additional taxes on foreign income, and the aggregate effect of other permanently non-deductible expenses. The unfavorable tax rate adjustments were partially mitigated by benefits from extraterritorial income.

Business Segments:

Beginning in the first quarter of 2003, the company reorganized two of its reportable segments - the Automotive and Industrial Groups. Timken's automotive aftermarket business is now part of its Industrial Group, which manages the combined distribution operations. The company's sales to emerging markets, principally in central and eastern Europe and Asia, previously were all reported as part of the Industrial Group. Emerging market sales to automotive original equipment manufacturers are now included in the Automotive Group. The segment results that follow for both 2003 and 2002 reflect the reporting reorganization described above.

The primary measurement used by management to measure the financial performance of each Group is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, reorganization and integration costs, one-time gains or losses on sales of assets, allocated receipts received or payments made under the CDSOA, acquisition-related currency exchange gains, and other items similar in nature). Refer to Note 14 - Segment Information in the notes to the consolidated financial statements for the reconciliation of adjusted EBIT by Group to consolidated income before income taxes and cumulative effect of change in accounting principle.

Automotive Group:

2003		2002	$ Change	% Change

(Dollars in millions) Net sales, including intersegment sales Adjusted EBIT Adjusted EBIT margin	$ 1,396.1 $ 15.7 1.1%	$ 752.8 $ 11.1 1.5%	$ 643.3 $ 4.6 N/A	85.5% 41.4% (0.4)%

The Automotive Group includes sales of bearings and other products and services (other than steel) to automotive original equipment manufacturers. The increase in sales between years was primarily the result of the acquisition of Torrington. Strengthening medium and heavy truck markets, new product introductions and favorable foreign currency exchange rates further benefited the Automotive Group's net sales. The Automotive Group's results in 2003 reflected higher costs due to issues in the execution of the restructuring of its automotive plants and expenditures related to new ventures in China and a U.S.-based joint venture, Advanced Green Components. However, the Automotive Group began to see some improvement from the rationalization initiatives in the fourth quarter of 2003 and expects this trend to continue in 2004. In 2004, the company anticipates a slight improvement in North American automotive production and further strengthening in medium and heavy truck production.

Industrial Group:

2003		2002	$ Change	% Change

(Dollars in millions) Net sales, including intersegment sales Adjusted EBIT Adjusted EBIT margin	$ 1,499.7 $ 128.0 8.5%	$ 971.5 $ 73.0 7.5%	$ 528.2 $ 55.0 N/A	54.4% 75.3% 1.0%

Sales by the Industrial Group include global sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; off-highway; rail; and aerospace and defense customers. The Industrial Group also includes the financial results for Timken's aftermarket distribution operations for products other than steel. The sales increase between years was primarily the result of the acquisition of Torrington. Many of the markets served by the Industrial Group remained relatively flat during 2003. The Industrial Group benefited from improved performance in Europe that was largely due to favorable foreign currency exchange rates and improved results in the rail business, strong aftermarket sales to industrial distributors, exiting of low-margin business, and manufacturing cost reductions. In 2004, the company expects a slow increase from 2003 levels for the North American industrial markets and strong growth for the emerging markets. The company anticipates lower levels of sales to distributors in 2004 as the Industrial Group and its distributors work to reduce inventory levels, which relates primarily to Torrington-branded products.

THE TIMKEN COMPANY

Steel Group:

2003		2002	$ Change	% Change

(Dollars in millions) Net sales, including intersegment sales Adjusted EBIT (loss) Adjusted EBIT (loss) margin	$ 1,026.5 $ (6.0) (0.6)%	$ 981.3 $ 32.5 3.3%	$ 45.2 $ (38.5) N/A	4.6% N/A N/A

The increase in the Steel Group's net sales was primarily the result of penetration gains in industrial markets and increased demand from automotive and industrial customers, partially offset by lower intersegment sales. The Steel Group's results were negatively impacted by extremely high costs for scrap steel, natural gas and alloys, partially offset by increased sales, higher capacity utilization, implementation of new raw material surcharges and price increases. In 2004, the company expects raw material and energy costs to continue to be high.

2002 compared to 2001

Net sales for 2002 were $2.550 billion, an increase of 4.2% from $2.447 billion in 2001. The company's 2002 results for the Automotive and Steel Groups benefited from increased demand in the automotive industry. North American light truck production was strong throughout the year, and heavy truck demand remained strong throughout 2002 because of more strict emissions standards for heavy trucks enacted in the fourth quarter of 2002, which were anticipated by the market and its customers. However, industrial markets around the world showed few signs of recovery. Both rail and global aerospace demand remained weak.

Gross profit in 2002 was $469.6 million (18.4% of net sales), an increase of 17.2% from $400.7 million (16.4% of net sales) in 2001. The improvement was the result of higher sales volume, higher productivity, cost containment and savings generated from MSI. Partially offsetting these positive items were increased costs due to manufacturing issues caused by capacity constraints related to MSI equipment rationalization and higher raw material costs. In addition, the discontinuation of goodwill amortization, which had a pretax effect of $6.1 million in 2001, favorably impacted 2002 gross profit. Gross profit was reduced by $8.6 million and $7.7 million in reorganization expenses in 2002 and 2001, respectively.

Selling, administrative and general expenses decreased to $358.9 million (14.1% of net sales) in 2002, compared to $363.7 million (14.9% of net sales) in 2001. Reorganization costs included in selling, administrative and general expenses were $9.9 million in 2002, compared to $4.9 million in 2001. Reorganization costs increased by $5.0 million in 2002, and employee performance-based compensation was higher in 2002 because of the company's improved performance. However, the increase was more than offset by the salaried headcount and business costs reductions achieved through MSI and a salaried workforce reduction. Operating income for 2002 was $78.6 million, compared to a loss of $17.6 million in 2001. In 2002, the company recorded $32.1 million in restructuring costs and $18.5 million in reorganization costs, compared to $54.7 million in restructuring costs and $12.6 million in reorganization costs in 2001.

In December 2002, the company completed the second phase of the strategic global refocusing of its manufacturing operations announced in April 2001 to enable the company to more profitably execute its business strategies. MSI included: creating focused factories for each product line or component; reducing fixed costs; increasing production at the company's lower-cost plants; and implementing more efficient, higher product quality manufacturing processes to continue to improve product quality and productivity. As part of MSI in 2001, the company announced its intention to close bearing plants in Columbus, Ohio, and Duston, England; to sell a tooling plant in Ashland, Ohio; and to reduce employment by approximately 1,500 by the end of 2002. In August 2001, the company announced and implemented additional cost-saving actions by reducing capital spending, delaying or scaling back certain projects and reducing salaried employment. The reductions affected approximately 300 salaried associates concentrated in North America and Western Europe and were in addition to the 1,500 previously announced. These additional salaried associates exited the company by the end of 2001. Manufacturing operations at the Columbus and Duston bearing plants ceased in November 2001 and September 2002, respectively. Additionally, on June 30, 2002, the company sold its Ashland plant.

In total for 2001 and 2002, the company incurred $107.4 million in cumulative restructuring, impairment and reorganization charges related to MSI and salaried workforce reduction programs, compared to a target of $100-$110 million. For the year ended December 31, 2002, the company incurred $50.6 million in restructuring and reorganization charges. A breakdown of these expenses is as follows:

(Dollars in millions) Impairment expense Severance expense Curtailment loss Exit costs Reorganization expense: Cost of products sold Selling, administrative and general expenses	$ 17.9 3.5 6.7 4.0 8.6 9.9

Total expenses	$ 50.6

THE TIMKEN COMPANY

The $17.9 million in impairment expense and $4.0 million in exit costs were related to the Duston and Columbus plant closures. The severance and curtailment expenses related primarily to a salaried workforce reduction throughout the company.

From the announcement in April 2001 through the end of 2002, 1,824 associates left the company as a result of actions taken through MSI and the salaried workforce reduction. Of that number, 1,304 people were primarily associates from the Duston and Columbus plants, as well as associates included in the worldwide salaried workforce reduction program for whom severance was paid. In addition, 99 associates left the company as a result of the sale of the Ashland plant. The remaining 421 associates retired or voluntarily left the company, and their positions were eliminated. Refer to Note 6 - Impairment and Restructuring Charges in the notes to the consolidated financial statements for additional discussion.

The company received gross amounts of approximately $54 million and $31 million in 2002 and 2001, respectively, from the U.S. Treasury Department under the CDSOA. CDSOA payments for 2002 and 2001, net of expenses, were $50.2 million and $29.6 million.

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

Net income for 2002 was $38.7 million, compared to a net loss of $41.7 million in 2001. The 2002 diluted earnings per share was $0.62, compared to a loss of $0.69 per diluted share in 2001.

THE BALANCE SHEET

Total assets as shown on the Consolidated Balance Sheet at December 31, 2003 increased by $941.4 million from December	31, 2002. The majority of this increase related to the acquisition of Torrington, which was purchased on February 18, 2003 for $840 million, before expenses and certain post-closing adjustments.

Current Assets:

12/31/03		12/31/02	$ Change	% Change

(Dollars in millions) Cash and cash equivalents Accounts receivable, net Deferred income taxes Inventories	$ 28.6 $ 602.3 $ 50.3 $ 695.9	$ 82.1 $ 361.3 $ 36.0 $ 488.9	$ (53.5) $ 241.0 $ 14.3 $ 207.0	(65.1)% 66.7% 39.6% 42.3%

Total current assets	$ 1,377.1	$ 968.3	$ 408.8	42.2%

Refer to the Consolidated Statement of Cash Flows for an explanation of the decrease in cash and cash equivalents. The increase in accounts receivable was due primarily to the acquisition of Torrington, foreign currency translation and timing of sales. The increase in inventories was due primarily to the acquisition of Torrington and foreign currency translation, partially offset by lower Steel Group inventories and lower production volumes in the Industrial Group during the fourth quarter of 2003 to reduce inventories at December 31, 2003.

THE TIMKEN COMPANY

Property, Plant and Equipment - Net:
12/31/03		12/31/02	$ Change	% Change

(Dollars in millions) Property, plant and equipment - cost Less: allowances for depreciation	$ 3,501.6 $ (1,893.0)	$ 2,945.0 $ (1,718.8)	$ 556.6 $ (174.2)	18.9% (10.1)%

Property, plant and equipment - net	$ 1,608.6	$ 1,226.2	$ 382.4	31.2%

The increase in property, plant and equipment - net was due primarily to the acquisition of Torrington and foreign currency translation, partially offset by depreciation expense in excess of capital expenditures. Based on a third-party valuation, the property, plant and equipment from the Torrington acquisition was recorded at its fair value as of the acquisition date, which was $434.7 million.

The company estimates the annual depreciation expense in 2004 for the property, plant and equipment acquired in the Torrington acquisition to be approximately $63.5 million. The depreciation expense recorded in 2003 for the property, plant and equipment acquired in the Torrington acquisition in February 2003 was $55.6 million.

Other Assets:

12/31/03		12/31/02	$ Change	% Change

(Dollars in millions) Goodwill Other intangible assets Intangible pension assets Miscellaneous receivables and other assets Deferred income taxes Deferred charges and prepaid expenses	$ 173.1 $ 91.5 $ 106.5 $ 130.1 $ 148.8 $ 54.1	$ 129.9 $ 5.2 $ 129.0 $ 95.4 $ 169.1 $ 25.2	$ 43.2 $ 86.3 $ (22.5) $ 34.7 $ (20.3) $ 28.9	33.2% 1,653.4% (17.4)% 36.4% (12.0)% 114.7%

Total other assets	$ 704.1	$ 553.8	$ 150.3	27.1%

The increase in goodwill was due primarily to the preliminary goodwill from the Torrington acquisition of $47.0 million at December 31, 2003, partially offset by the non-cash impairment charge to the remaining Steel Group goodwill of $10.2 million. The increase in other intangible assets was due to the Torrington acquisition. Based on a third-party valuation, the company recorded the fair value of the intangible assets acquired in the Torrington acquisition, which was $91.7 million with a weighted average useful life of 12 years. These intangible assets include customer relationships, patents, unpatented technology, engineering drawings, and trademarks. The company estimates the annual amortization expense in 2004 for the intangible assets acquired in the Torrington acquisition to be approximately $8.5 million. The increase in miscellaneous receivables and other assets was primarily the result of the Torrington acquisition, partially offset by the non-cash impairment charge to the company's investment in the PEL joint venture (refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for additional discussion). The increase in deferred charges and prepaid expenses was due primarily to the Torrington acquisition.

THE TIMKEN COMPANY

Current Liabilities:
12/31/03		12/31/02	$ Change	% Change

(Dollars in millions) Commercial paper Short-term debt Accounts payable and other liabilities Salaries, wages and benefits Income taxes Current portion of long-term debt	$ - $ 114.5 $ 425.2 $ 429.7 $ 78.5 $ 6.7	$ 9.0 $ 78.4 $ 296.5 $ 222.5 $ 3.9 $ 23.8	$ (9.0) $ 36.1 $ 128.7 $ 207.2 $ 74.6 $ (17.1)	N/A 46.1% 43.4% 93.1% 1,940.9% (71.7)%

Total current liabilities	$ 1,054.6	$ 634.1	$ 420.5	66.3%

The increase in short-term debt was due primarily to the company's recording of guarantees of certain indebtedness of PEL (refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for additional discussion). The increase in accounts payable and other liabilities was due primarily to the

Torrington acquisition and foreign currency translation. The increase in salaries, wages and benefits was due primarily to an increase in the current portion of accrued pension cost and the acquisition of Torrington. The increase in income taxes payable was due primarily to the Torrington acquisition.

Non-Current Liabilities:

12/31/03		12/31/02	$ Change	% Change

(Dollars in millions) Long-term debt Accrued pension cost Accrued postretirement benefits cost Other non-current liabilities	$ 613.4 $ 424.4 $ 477.0 $ 30.8	$ 350.1 $ 723.2 $ 411.3 $ 20.6	$ 263.3 $ (298.8) $ 65.7 $ 10.2	75.2% (41.3)% 16.0% 49.2%

Total non-current liabilities	$ 1,545.6	$ 1,505.2	$ 40.4	2.7%

The increase in debt was due primarily to the remaining debt incurred for the Torrington acquisition. Despite pension plan contributions of $174 million, the company was able to reduce debt with the proceeds from two public equity offerings, the sale of non-strategic assets, and receipts from CDSOA. The debt-to-total-capital ratio was 40.3% at December 31, 2003, compared to

43.1% at December 31, 2002. The decrease in accrued pension cost was due primarily to contributions to the company's pension plans totaling $174 million and the movement of the current portion of accrued pension cost to current liabilities. The increase in accrued postretirement benefits cost was due primarily to the additional liability incurred for plans related to active employees in connection with the Torrington acquisition.

THE TIMKEN COMPANY

Shareholders' Equity:
12/31/03		12/31/02	$ Change	% Change

(Dollars in millions) Common stock Earnings invested in the business Accumulated other comprehensive loss Treasury shares	$ 689.3 $ 758.9 $ (358.4) $ (0.2)	$ 311.1 $ 764.4 $ (465.7) $ (0.7)	$ 378.2 $ (5.5) $ 107.3 $ 0.5	121.6% (0.7)% 23.0% (76.2)%

Total shareholders' equity	$ 1,089.6	$ 609.1	$ 480.5	78.9%

The increase in common stock was the result of the issuance of 22,045,973 shares in connection with the Torrington acquisition and an additional public equity offering of 3,500,000 shares in October 2003. Earnings invested in the business were decreased by dividends declared of $42.1 million and increased by net income of

$36.5 million. The decrease in accumulated other comprehensive loss was due primarily to a decrease in the foreign currency translation adjustment of $75.1 million, which was largely the result of the strength of the Euro and a decrease to the minimum pension liability of $31.8 million, net of income taxes.

CASH FLOWS

2003		2002	$ Change

(Dollars in millions)
Net cash provided by operating activities
Net cash used by investing activities
Net cash provided (used) by financing activities
Effect of exchange rate changes on cash
(Decrease) increase in cash and cash equivalents	$ 202.6 $ (662.7) $ 401.9 $ 4.8 $ (53.4)	$ 206.1 $ (79.4) $ (80.5) $ 2.5 $ 48.7	$ (3.5) $ (583.3) $ 482.4 $ 2.3 N/A

The decrease in net cash provided by operating activities was $3.5 million. This decrease was primarily the result of higher cash contributions to the company's pension plans in 2003 of $174.0 million, compared to $57.8 million in 2002. The cash flow impact of the increased pension plan contributions was partially offset by higher net income adjusted for non-cash items equaling $313.4 million in 2003 as compared to $212.8 of similar non-cash items in 2002. The non-cash items include cumulative effect of change in accounting principle, depreciation and amortization expense, loss on disposals of property, plant and equipment, deferred income tax provision, common stock issued in lieu of cash and impairment and restructuring charges. Net cash provided by operating activities was also impacted by improved cash generated from changes in operating assets and liabilities of $63.2 million in 2003, compared to $51.1 million in 2002. The increase in net cash used by investing activities was the result of the cash portion of the Torrington acquisition and higher capital expenditures, partially offset by proceeds of $146.3 million from the sale of the company's interest in a joint venture acquired in the Torrington acquisition and proceeds from the sales of other non-strategic assets. Net cash provided by financing activities increased due primarily to the additional debt incurred in connection with the Torrington acquisition and the public equity offerings of the company's common stock, partially offset by dividends paid and debt repayments. In 2004, the company expects the amounts of its pension contributions and capital expenditures to be similar to 2003.

THE TIMKEN COMPANY

LIQUIDITY AND CAPITAL RESOURCES

The debt-to-total-capital ratio was 40.3% at December 31, 2003, compared to 43.1% at December 31, 2002. Total debt was $734.6 million at December 31, 2003, compared to $461.2 million at December 31, 2002. Debt of $520 million was incurred in connection with the Torrington acquisition, the components of which were as follows: $250 million of seven-year unsecured notes; $145 million drawn from a new $500 million five-year senior credit facility with a syndicate of financial institutions; and $125 million from an asset securitization facility put in place at the end of 2002. Amounts outstanding under both the company's senior credit facility and the accounts receivable securitization were fully repaid by December 31, 2003. The company expects that any cash requirements in excess of cash generated from operating activities will be met by the availability under the accounts receivable securitization facility and the senior credit facility. At December 31, 2003, the company had outstanding letters of credit totaling $64.1 million, which reduced the availability under the $500 million senior credit facility to $435.9 million. Also, the company had availability of $125 million under the accounts receivable securitization facility.

Under the $500 million senior credit facility, the company has three financial covenants: consolidated net worth; a leverage ratio; and a fixed charge coverage ratio. These financial covenants became effective for the quarter ending on June 30, 2003. At December 31, 2003, the company was in compliance with the covenants under its senior credit facility and its other debt agreements.

In September 2003, Standard & Poor's Ratings Services placed the company's BBB- corporate credit and its other ratings on the company on CreditWatch with negative implications. In January 2004, Standard & Poor's Rating Services reaffirmed its BBB- rating. In October 2003, Moody's Investors Services lowered its rating of the company's debt from Baa3 to Ba1. The ratings are on the company's senior unsecured debt and senior implied and senior unsecured issuer ratings. The impact of the lowered ratings by Moody's on the company's earnings has been minimal, with only a slight increase in the interest rate under the company's senior credit facility. The company has no significant long-term debt payments due in the next two years and believes it has sufficient liquidity to meet its obligations.

The company's contractual debt obligations and contractual commitments outstanding as of December 31, 2003 are as follows:

Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

(Dollars in millions) Long-term debt Short-term debt Operating leases Supply agreement	$ 620.2 $ 114.5 $ 81.1 $ 13.9	$ 6.7 $ 114.5 $ 15.7 $ 6.4	$ 94.5 0 $ 24.9 $ 7.5	$ 25.8 0 $ 15.0 0	$ 493.2 0 $ 25.5 0

Total	$ 829.7	$ 143.3	$ 126.9	$ 40.8	$ 518.7

The company's capital lease obligations are immaterial. The company is also the guarantor of $27.0 million in debt for PEL. During 2003, the company recorded the amounts outstanding at December 31, 2003 on the debts underlying the guarantees of $26.5 million, which is reported as short-term debt on the consolidated balance sheet. Refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for additional discussion. Additionally, the company guarantees an operating lease of a subsidiary's warehouse facility, which had future rental commitments of $15.9 million at December 31, 2003. In connection with the sale of the company's Ashland tooling plant in 2002, the company entered into a $25.9 million four-year supply agreement, which expires on June 30, 2006, pursuant to which the company purchases tooling.

During 2003, the company did not purchase any shares of its common stock as authorized under the company's 2000 common stock purchase plan. This plan authorizes the company to buy in the open market or in privately negotiated transactions up to 4 million shares of common stock, which are to be held as treasury shares and used for specified purposes. The company may exercise this authorization until December 31, 2006. The company does not expect to be active in repurchasing shares under this plan in the near-term.

The company does not have any off-balance sheet arrangements with unconsolidated entities or other persons.

THE TIMKEN COMPANY

OTHER INFORMATION

Recent Accounting Pronouncements:

In June 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at the fair value only when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to 2003. As such, the company continued to recognize restructuring costs in connection with the manufacturing strategy initiative (MSI) in accordance with EITF Issue No. 94-3. The adoption of this statement did not have a material effect on the company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Interpretation No. 45 requires certain guarantees to be recorded at fair value. The guarantor's previous accounting for guarantees issued prior to the date of initial application should not be revised or restated. In 2003, the company recorded its guarantee of certain of PEL's indebtedness, which totaled $26.5 million. Refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for further discussion.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of variable interest entities in which an enterprise is the primary beneficiary. The primary beneficiary absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revised Interpretation that, among other things, deferred the implementation date of the Interpretation until periods ending after March 15, 2004 for variable interest entities, other than those entities commonly referred to as special purpose entities. Refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for further discussion.

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act). The FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. Regardless of whether a sponsor elects that deferral, the FSP requires certain disclosures pending further consideration of the underlying accounting issues. The company has elected to defer accounting for the effects of the Act. The company is currently evaluating the impact of the Act on its financial position and results of operations.

 Critical Accounting Policies and Estimates:

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

As noted above, it is the company's policy to recognize restructuring costs in accordance with EITF 94-3 for exit and disposal activities that are initiated prior to or on December 31, 2002 or SFAS 146 for exit and disposal activities that are initiated after December 31, 2002, and the SEC Staff Accounting Bulletin No. 100, "Restructuring and Impairment Charges." Detailed contemporaneous documentation is maintained and updated on a monthly basis to ensure that accruals are properly supported. If management determines that there is a change in estimate, the accruals are adjusted to reflect this change.

THE TIMKEN COMPANY

The company sponsors a number of defined benefit pension plans, which cover many associates, except for those at certain international locations who are covered by government plans. The company also sponsors several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected future pension and postretirement disbursements. Actual pension plan asset performance either reduces or increases net actuarial gains or losses in the current year, which ultimately affects net income in subsequent years.

For expense purposes in 2003, the company applied a discount rate of 6.6% and an expected rate of return of 8.75% for the company's pension plan assets. For 2004 expense, the company reduced the discount rate to 6.3%. The assumption for expected rate of return on plan assets was not changed from 8.75% for 2004. The lower discount rate will result in an increase in 2004 pretax pension expense of approximately $5.2 million. A 0.25% reduction in the discount rate would increase pension expense by approximately $4.4 million for 2004. A 0.25% reduction in the expected rate of return would increase pension expense by approximately $3.6 million for 2004.

During 2003, the company made revisions, which became effective on January 1, 2004, to certain of its benefit programs for its U.S.-based employees. Depending on an associate's combined age and years of service with the company on January 1, 2004, defined benefit pension plan benefits were reduced or replaced by a new defined contribution plan. The company will no longer subsidize retiree medical coverage for those associates who did not meet a threshold of combined age and years of service with the company on January 1, 2004.

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 7.5% for 2004, declining gradually to 6.0% in 2006 and thereafter for pre-age 65 benefits; 6.0% for post-age 65 benefits for all years; and 13.5% for 2004, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits. The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would have increased the 2003 total service and interest components by $2.5 million and would have increased the postretirement obligation by $37.0 million. A one-percentage-point decrease would provide corresponding reductions of $2.2 million and $32.5 million, respectively.

SFAS No. 109, "Accounting for Income Taxes," requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The company estimates actual current tax due and assesses temporary differences resulting from the treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within the balance sheet. Based on known and projected earnings information and prudent tax planning strategies, the company then assesses the likelihood that the deferred tax assets will be recovered. To the extent that the company believes recovery is not likely, a valuation allowance is established. In the event that the company determines the realizability of deferred tax assets in the future is in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Likewise, if the company determines that it is unlikely that all or part of the net deferred tax asset will be realized in the future, an adjustment to the deferred tax asset would be charged to expense in the period in which such determination was made. Net deferred tax assets relate primarily to pension and postretirement benefits and tax loss and credit carryforwards, which the company believes will result in future tax benefits. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets. Historically, actual results have not differed significantly from those determined using the estimates described above.

THE TIMKEN COMPANY

Other Matters:

Changes in short-term interest rates related to several separate funding sources impact the company's earnings. These sources are borrowings under an accounts receivable securitization program, borrowings under the $500 million senior credit facility, floating rate tax-exempt U.S. municipal bonds with a weekly reset mode, and short-term bank borrowings at international subsidiaries. If the market rates for short-term borrowings increased by 1% around the globe, the impact would be an increase in interest expense of $1.5 million with a corresponding decrease in income before taxes of the same amount. The amount was determined by considering the impact of hypothetical interest rates on the company's borrowing cost, year-end debt balances by category and an estimated impact on the tax-exempt municipal bonds' interest rates.

Fluctuations in the value of the U.S. dollar compared to foreign currencies, predominately in European countries, also impact the company's earnings. The greatest risk relates to products shipped between the company's European operations and the United States. Foreign currency forward contracts and options are used to hedge these intercompany transactions. Additionally, hedges are used to cover third-party purchases of product and equipment. As of December 31, 2003, there were $145.6 million of hedges in place. A uniform 10% weakening of the dollar against all currencies would have resulted in a change of $8.6 million on these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or foreign currency sales price as competitors' products become more or less attractive.

On March 5, 2002, pursuant to Section 201 of the U.S. Trade Act of 1974, President Bush signed a proclamation imposing increased tariffs for a three-year period on imports of hot-rolled and cold-finished steel bar imports, in response to the International Trade Commission finding that the U.S. steel industry was being injured as a result of excessive imports by international competitors. The remedy for these product categories was three years of tariffs at 30%, 24% and 18%. In December 2003, President Bush announced an immediate repeal of the Section 201 safeguard remedies. Because the remedies were imposed on products that represented only approximately 30% of the company's Steel Group sales and many emerging markets countries were excluded from the remedies, the company does not expect the repeal of the remedies to have a significant impact on its results of operations, cash flows or financial position.

The company continues its efforts to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant operational practices. The company is committed to implementing a documented environmental management system worldwide and to becoming certified under the ISO 14001 standard to meet or exceed customer requirements. By the end of 2003, thirty-one of the company's plants had obtained ISO 14001 certification. The company believes it has established adequate reserves to cover its environmental expenses and has a well-established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws, as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones. As previously reported, the company is unsure of the future financial impact to the company that could result from the United States Environmental Protection Agency's (EPA's) final rules to tighten the National Ambient Air Quality Standards for fine particulate and ozone.

The company and certain of its U.S. subsidiaries have been designated as potentially responsible parties by the United States EPA for site investigation and remediation at certain sites under the Comprehensive Environmental Response, Compensation and Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company's results of operations, cash flows or financial position.

On February 6, 2004, the company's board of directors declared a quarterly cash dividend of $0.13 per share. The dividend is payable on March 2, 2004 to shareholders of record as of February 20, 2004. This will be the 327th consecutive dividend paid on the common stock of the company.

THE TIMKEN COMPANY

CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31
2003		2002	2001
(Thousands of dollars, except per share data)
Net sales Cost of products sold	$ 3,788,097 3,156,475	$ 2,550,075 2,080,498	$ 2,447,178 2,046,458

Gross Profit   Selling, administrative and general expenses Impairment and restructuring charges
	631,622 514,221 19,154	469,577 358,866 32,143	400,720 363,683 54,689

Operating Income (Loss)   Interest expense Interest income Receipt of Continued Dumping & Subsidy Offset Act (CDSOA) payment Other expense - net
	98,247 (48,401) 1,123 65,559 (55,726)	78,568 (31,540) 1,676 50,202 (13,388)	(17,652) (33,401) 2,109 29,555 (7,494)

Income (Loss) Before Income Taxes and Cumulative Effect
 of Change in Accounting Principle Provision for income taxes
	60,802 24,321	85,518 34,067	(26,883) 14,783

Income (Loss) Before Cumulative Effect of Change
  in Accounting Principle
	$ 36,481	$ 51,451	$ (41,666)

Cumulative effect of change in accounting principle
 (net of income tax benefit of $7,786)
	-	(12,702)	-

Net Income (Loss)   Earnings Per Share:  Income (loss) before cumulative effect of change   in accounting principle  Cumulative effect of change in accounting principle
	$ 36,481 $ 0.44 -	$ 38,749 $ 0.84 (0.21)	$ (41,666) $ (0.69) -

Earnings Per Share   Earnings Per Share - Assuming Dilution:  Income (loss) before cumulative effect of change   in accounting principle  Cumulative effect of change in accounting principle
	$ 0.44 $ 0.44 -	$ 0.63 $ 0.83 (0.21)	$ (0.69) $ (0.69) -

Earnings Per Share - Assuming Dilution
	$ 0.44	$ 0.62	$ (0.69)
See accompanying Notes to Consolidated Financial Statements on pages 38 through 57.

THE TIMKEN COMPANY

CONSOLIDATED BALANCE SHEET

	December 31
2003		2002

(Thousands of dollars)
ASSETS
Current Assets
   Cash and cash equivalents
   Accounts receivable, less allowances: 2003–$23,957; 2002–$14,386
   Deferred income taxes
   Inventories:
      Manufacturing supplies
      Work in process and raw materials
      Finished products

	$ 28,626 602,262 50,271 42,052 323,439 330,455	$ 82,050 361,316 36,003 34,493 243,485 210,945

Total Inventories
	695,946	488,923

Total Current Assets   Property, Plant and Equipment    Land and buildings    Machinery and equipment
	1,377,105 601,108 2,900,443	968,292 482,878 2,462,198

Less allowances for depreciation	3,501,551 1,892,957	2,945,076 1,718,832

Property, Plant and Equipment-Net Other Assets Goodwill Other intangible assets Miscellaneous receivables and other assets Deferred income taxes Deferred charges and prepaid expenses	1,608,594 173,099 197,993 130,081 148,802 54,115	1,226,244 129,943 134,259 95,356 169,051 25,211

Total Other Assets
	704,090	553,820

Total Assets	$ 3,689,789	$ 2,748,356

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Commercial paper
   Short-term debt
   Accounts payable and other liabilities
   Salaries, wages and benefits
   Income taxes
   Current portion of long-term debt
	$ - 114,469 425,157 429,691 78,514 6,725	$ 8,999 78,354 296,543 222,546 3,847 23,781

Total Current Liabilities   Non-Current Liabilities    Long-term debt    Accrued pension cost    Accrued postretirement benefits cost    Other non-current liabilities
	1,054,556 613,446 424,414 476,966 30,780	634,070 350,085 723,188 411,304 20,623

Total Non-Current Liabilities
	1,545,606	1,505,200

Shareholders’ Equity
   Class I and II Serial Preferred Stock without par value:
      Authorized–10,000,000 shares each class, none issued
   Common stock without par value:
      Authorized–200,000,000 shares
      Issued (including shares in treasury) (2003 – 89,076,114 shares;
       2002 – 63,451,916 shares)
      Stated capital
      Other paid-in capital
   Earnings invested in the business
   Accumulated other comprehensive loss
Treasury shares at cost (2003 – 10,601 shares; 2002 – 40,074 shares)	- 53,064 636,272 758,849 (358,382) (176)	- 53,064 257,992 764,446 (465,677) (739)

Total Shareholders’ Equity
	1,089,627	609,086

Total Liabilities and Shareholders’ Equity	$ 3,689,789	$ 2,748,356

See accompanying Notes to Consolidated Financial Statements on pages 38 through 57.

THE TIMKEN COMPANY

CONSOLIDATED STATEMENT OF CASH FLOWS

Year Ended December 31
2003	2002	2001

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
         Common stock issued in lieu of cash
         Impairment and restructuring charges
         Changes in operating assets and liabilities:
Accounts receivable
Inventories
Other assets
Accounts payable and accrued expenses
Foreign currency translation (gain) loss
$ 36,481 - 208,851 4,944 4,406 2,744 55,967 (27,543) 33,229 (30,229) (83,982) (2,234)	$ 38,749 12,702 146,535 5,904 17,250 5,217 (13,564) (43,679) (50,611) (3,198) 80,761 10,037	$ (41,666) - 152,467 (2,233) 23,013 1,441 41,832 44,803 51,247 (16,897) (72,483) (3,886)

Net Cash Provided by Operating Activities

Investing Activities
   Purchases of property, plant and equipment–net
   Proceeds from disposals of property, plant and equipment
   Proceeds from disposals of equity investments
   Acquisitions
202,634 (116,276) 32,321 146,335 (725,120)	206,103 (85,277) 12,616 - (6,751)	177,638 (90,501) 6,357 - (12,957)

Net Cash Used by Investing Activities

Financing Activities
   Cash dividends paid to shareholders
   Purchases of treasury shares
   Accounts receivable securitization financing borrowings
   Accounts receivable securitization financing payments
   Proceeds from issuance of common stock
   Common stock issued to finance acquisition
   Proceeds from issuance of long-term debt
   Payments on long-term debt
   Short-term debt activity–net
(662,740) (42,078) - 127,000 (127,000) 54,985 180,010(1) 629,800 (379,790) (41,082)	(79,412) (31,713) - - - - - - (37,296) (11,498)	(97,101) (40,166) (2,931) - - - - 80,766 (2,176) (90,980)

Net Cash Provided (Used) by Financing Activities Effect of exchange rate changes on cash
401,845 4,837	(80,507) 2,474	(55,487) (2,585)

(Decrease) Increase In Cash and Cash Equivalents Cash and cash equivalents at beginning of year
(53,424) 82,050	48,658 33,392	22,465 10,927

Cash and Cash Equivalents at End of Year
$ 28,626	$ 82,050	$ 33,392
See accompanying Notes to Consolidated Financial Statements on pages 38 through 57.
(1) Excluding $140 million of common stock (9,395,973 shares) issued to Ingersoll-Rand Company, in conjunction with the acquisition.

THE TIMKEN COMPANY

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

		Common Stock		Earnings Invested in the Business	Accumulated Other Comprehensive Loss
	Total	Stated Capital	Other Paid-In Capital			Treasury Stock

(Thousands of dollars, except per share data)
Year Ended December 31, 2001
Balance at January 1, 2001
Net loss
Foreign currency translation adjustments
  (net of income tax of $963)
Minimum pension liability adjustment
  (net of income tax of $61,892)
Change in fair value of derivative financial
  instruments net of reclassifications
Total comprehensive loss
Dividends–$0.67 per share
Purchase of 206,300 shares for treasury
Issuance of 97,225 shares from treasury(1)

	$ 1,004,682 (41,666) (15,914) (122,520) (1,191) (181,291) (40,166) (2,931) 1,441	$ 53,064	$ 256,873 (450)	$ 839,242 (41,666) (40,166)	$ (84,913) (15,914) (122,520) (1,191)	$ (59,584) (2,931) 1,891

Balance at December 31, 2001	$ 781,735	$ 53,064	$ 256,423	$ 757,410	$ (224,538)	$ (60,624)

Year Ended December 31, 2002 Net income Foreign currency translation adjustments (net of income tax of $2,843) Minimum pension liability adjustment (net of income tax of $147,303) Change in fair value of derivative financial instruments net of reclassifications Total comprehensive loss Dividends–$0.52 per share Issuance of 3,186,470 shares from treasury(1) Issuance of 369,290 shares from authorized(1)	38,749 14,050 (254,318) (871) (202,390) (31,713) 57,747 3,707		(2,138) 3,707	38,749 (31,713)	14,050 (254,318) (871)	59,885

Balance at December 31, 2002	$ 609,086	$ 53,064	$ 257,992	$ 764,446	$ (465,677)	$ (739)

Year Ended December 31, 2003 Net income Foreign currency translation adjustments (net of income tax of $1,638) Minimum pension liability adjustment (net of income tax of $19,164) Change in fair value of derivative financial instruments net of reclassifications Total comprehensive income Dividends–$0.52 per share Tax benefit from exercise of stock options Issuance of 29,473 shares from treasury(1) Issuance of 25,624,198 shares from authorized(1)(2)	36,481 75,062 31,813 420 143,776 (42,078) 1,104 301 377,438		1,104 (262) 377,438	36,481 (42,078)	75,062 31,813 420	563

Balance at December 31, 2003	$ 1,089,627	$ 53,064	$ 636,272	$ 758,849	$ (358,382)	$ (176)
(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 38 through 57.
(2) Share activity includes the issuance of 22,045,973 shares in connection with the Torrington acquisition and an additional public equity offering of 3,500,000 shares in October 2003.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
1 Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts and operations of the company and its subsidiaries. All significant intercompany accounts and transactions are eliminated upon consolidation. Investments in affiliated companies are accounted for by the equity method.

Revenue Recognition: The company recognizes revenue when title passes to the customer. This is FOB shipping point except for certain exported goods, which is FOB destination. Selling prices are fixed based on purchase orders or contractual arrangements. Write-offs of accounts receivable historically have been low. Shipping and handling costs are included in cost of products sold in the consolidated statement of operations.

Cash Equivalents: The company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 59.3% valued by the last-in, first-out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $147,524 and $136,063 greater at December 31, 2003 and 2002, respectively. In 2003, the inventory acquired in the Torrington acquisition was valued by the first-in, first-out (FIFO) method. Effective in 2004, this inventory will be valued using the LIFO method. During 2002, inventory quantities were reduced as a result of ceasing manufacturing operations in Duston, England (see Note 6). This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years, compared to the cost of current purchases, the effect of which increased income (loss) before cumulative effect of change in accounting principle by approximately $5,700 or $0.09 per diluted share.

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

Impairment of long-lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Income Taxes: Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the company's assets and liabilities.

The company plans to reinvest undistributed earnings of all non-U.S. subsidiaries. The amount of undistributed earnings that is considered to be indefinitely reinvested for this purpose was approximately $141,000 at December 31, 2003. Accordingly, U.S. income taxes have not been provided on such earnings. If these earnings were repatriated, such distributions would result in additional tax expense of $52,000.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the

United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

Foreign Currency Translation: Assets and liabilities of subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded foreign currency exchange losses of $2,666 in 2003, $5,143 in 2002 and $3,211 in 2001.

Stock-Based Compensation: On December 31, 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," by providing alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based compensation. SFAS No. 148 also amends the disclosure requirements of SFAS No. 123. The company has elected to follow Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, if the exercise price of the company's stock options equals the market price of the underlying common stock on the date of grant, no compensation expense is required.

The effect on net income (loss) and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 is as follows for the years ended December 31:

2003		2002	2001

Net income (loss),
as reported
Add: Stock-based employee
compensation expense,
net of related taxes
Deduct: Stock-based
employee compensation
expense determined
under fair value based
methods for all awards,
net of related taxes	$ 36,481 1,488 (6,131)	$ 38,749 1,170 (6,609)	$ (41,666) 587 (6,318)

Pro forma net income (loss)	$ 31,838	$ 33,310	$ (47,397)

Earnings per share: Basic - as reported Basic - pro forma Diluted - as reported Diluted - pro forma	$ 0.44 $ 0.38 $ 0.44 $ 0.38	$ 0.63 $ 0.54 $ 0.62 $ 0.54	$ (0.69) $ (0.79) $ (0.69) $ (0.79)

THE TIMKEN COMPANY

Earnings Per Share: Earnings per share are computed by dividing net income (loss) by the weighted-average number of common shares outstanding during the year. Earnings per share - assuming dilution are computed by dividing net income (loss) by the weighted-average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: In 2001, the company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. The statement required the company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income (loss) until the hedged item is recognized in earnings. Certain of the company's holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designated certain of those derivatives as hedges. The critical terms, such as the notional amount and timing of the forward contract and forecasted transaction, coincide resulting in no significant hedge ineffectiveness.

Recent Accounting Pronouncements In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at the fair value only when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS No. 146 is effective for exit and disposal activities that are initiated after December 31, 2002. SFAS No. 146 has no effect on charges recorded for exit activities begun prior to 2003. As such, the company continued to recognize restructuring costs in connection with the manufacturing strategy initiative (MSI) in accordance with EITF Issue No. 94-3. The adoption of this statement did not have a material effect on the company's financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for

Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation No. 45's disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. The initial recognition and initial measurement provisions are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Interpretation No. 45 requires certain guarantees to be recorded at fair value. The guarantor's previous accounting for guarantees issued prior to the date of initial application should not be revised or restated. In 2003, the company recorded its guarantee of certain of PEL's indebtedness, which totaled $26,500. Refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for further discussion.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of Accounting Research Bulletin No. 51" (the Interpretation). The Interpretation requires the consolidation of variable interest entities in which an enterprise is the primary beneficiary. The primary beneficiary absorbs a majority of the entity's expected losses, receives a majority of the entity's expected residual returns, or both, as a result of ownership, contractual or other financial interest in the entity. Currently, entities are generally consolidated by an enterprise that has a controlling financial interest through ownership of a majority voting interest in the entity. In December 2003, the FASB issued a revised Interpretation that, among other things, deferred the implementation date of the Interpretation until periods ending after March 15, 2004 for variable interest entities, other than those entities commonly referred to as special purpose entities. Refer to Note 12 - Equity Investments in the notes to the consolidated financial statements for further discussion.

In January 2004, the FASB issued FASB Staff Position (FSP) 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" (the Act). The FSP permits a sponsor of a postretirement health care plan that provides a prescription drug benefit to make a one-time election to defer accounting for the effects of the Act. Regardless of whether a sponsor elects that deferral, the FSP requires certain disclosures pending further consideration of the underlying accounting issues. The company has elected to defer accounting for the effects of the Act. The company is currently evaluating the impact of the Act on its financial position and results of operations.

Reclassifications: Certain minor amounts reported in the 2002 and 2001 financial statements have been reclassified to conform to the 2003 presentation.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
2 Acquisitions

On February 18, 2003, the company acquired Ingersoll-Rand Company Limited's (IR's) Engineered Solutions business, a leading worldwide producer of needle roller, heavy-duty roller and ball bearings, and motion control components and assemblies for approximately $840,000 plus $24,414 of acquisition costs incurred in connection with the acquisition. IR's Engineered Solutions business, was comprised of certain operating assets and subsidiaries, including The Torrington Company. With the strategic acquisition of IR's Engineered Solutions business, hereafter referred to as Torrington, the company is able to expand its global presence and market share as well as broaden its product base in addition to reducing costs through realizing economies of scale, rationalizing facilities and eliminating duplicate processes. The company's consolidated financial statements include the results of operations of Torrington since the date of the acquisition.

The company paid IR $700,000 in cash, subject to post-closing purchase price adjustments, and issued $140,000 of its common stock (9,395,973 shares) to Ingersoll-Rand Company, a subsidiary of IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180,010, net of underwriting discounts and commissions, from a public offering of 12,650,000 shares of common stock at $14.90 per common share; $246,900, net of underwriting discounts and commissions, from a public offering of $250,000 of 5.75% senior unsecured notes due 2010; $125,000 from its Asset Securitization facility; and approximately $86,000 from its senior credit facility.

The final purchase price for the acquisition of Torrington is subject to adjustment upward or downward based on the differences for both net working capital and net debt as of December 31, 2001 and February 15, 2003, both calculated in a manner as set forth in The Stock and Asset Purchase Agreement. These adjustments have not been finalized as of December 31, 2003.

The preliminary allocation of the purchase price has been performed based on the assignment of fair values to assets acquired and liabilities assumed. Fair values are based primarily on appraisals performed by an independent appraisal firm. Items that may affect the ultimate purchase price allocation include finalization of integration initiatives or plant rationalizations that qualify for accrual in the opening balance sheet and other information that provides a better estimate of the fair value of assets acquired and liabilities assumed. The company continues to evaluate possible plant rationalizations for sites that it acquired in the Torrington acquisition. In March 2003, the company announced the planned closing of its plant in Darlington, England. This plant has ceased manufacturing as of December 31, 2003. In July 2003, the company announced that it would close its plant in Rockford, Illinois. As of December 31, this plant has closed, and the fixed assets have been either sold or scrapped. The building has not yet been sold and is classified as an "asset held for sale" in miscellaneous receivables and other assets on the consolidated balance sheet. In October 2003, the company announced that it reached an agreement in principle with Roller Bearing Company of America, Inc. for the sale of the company's airframe business, which includes certain assets at its Standard plant in Torrington, Connecticut. This transaction closed on December 22, 2003. In connection with the Torrington integration efforts, the company incurred severance, exit and other related costs of $16,325 for former Torrington associates, which are considered to be costs of the acquisition and are included in the purchase price allocation. Severance, exit and other related costs associated with former Timken associates have been expensed during 2003 and are not included in the purchase price allocation. Refer to footnote 6 for further discussion of impairment and restructuring charges.

In accordance with FASB EITF Issue No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination," the company recorded accruals of $8,536 for severance costs, $2,530 for exit costs and $5,259 for relocation costs in the purchase price allocation. In 2003, payments were made for: severance of $4,631; exit costs of $205; and relocation costs of $3,362. The remaining accrual balance at December 31, 2003 was $8,127.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. While the third-party valuations have been completed, the allocation of the purchase price is subject to further refinement through the first quarter of 2004.

THE TIMKEN COMPANY

At February 18, 2003

Accounts receivable
Inventory
Other current assets
Property, plant & equipment
In-process research and development
Intangible assets subject to amortization - (12-year weighted average useful life)
Goodwill
Equity investment in needle bearing joint venture
Other non-current assets, including deferred taxes	$ 177,112 195,466 2,429 434,740 1,800 91,674 46,951 146,335 36,217

Total Assets Acquired
$ 1,132,724

Accounts payable and other current liabilities Non-current liabilities, including accrued postretirement benefits cost	177,129 91,181

Total Liabilities Assumed
$ 268,310

Net Assets Acquired
$ 864,414

There is no tax basis goodwill associated with the Torrington acquisition.

The $1,800 related to in-process research and development was written off at the date of acquisition in accordance with FASB Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method." The write-off is included in selling, administrative and general expenses in the consolidated statement of operations. The fair value assigned to the in-process research and development was determined by an independent valuation using the discounted cash flow method.

In July 2003, the company sold to NSK Ltd. its interest in a needle bearing manufacturing venture in Japan that had been operated by NSK and Torrington for $146,335 before taxes, which approximated the carrying value at the time of the sale.

The following unaudited pro forma financial information presents the combined results of operations of the company and Torrington as if the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisition had occurred as of the beginning of the periods presented or that may be obtained in the future:

	Unaudited Year Ended December 31

2003		2002

Net sales
Income before cumulative effect of change in accounting principle
Net income
Earnings per share - assuming dilution:
  Income before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle	$3,939,340 29,629 29,629 $ 0.36 $ -	$3,756,652 104,993 92,291 $ 1.25 $ (0.15)

Earnings per share - assuming dilution	$ 0.36	$ 1.10

In October 2003, the company completed a public offering of 3,500,000 shares of common stock at $15.85 per common share. The 2003 earnings per share impact from these additional shares did not affect the calculation of the pro forma financial results for 2002.

Other Acquisitions in 2002 and 2001

During 2002 and 2001, the company finalized several acquisitions. The total cost of these acquisitions amounted to $6,751 in 2002 and $12,957 in 2001. The purchase price was allocated to the assets and liabilities acquired, based on their fair values at the dates of acquisition. The fair value of the assets was $6,751 in 2002 and $25,408 in 2001; and the fair value of the liabilities assumed was $6,751 in 2002 and $16,396 in 2001. The excess of the purchase	price over the fair value of the net assets acquired was allocated to goodwill. The acquisitions were accounted for as purchases. The company's consolidated financial statements include the results of operations of the acquired businesses for the periods subsequent to the effective dates of the acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
3 Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share - assuming dilution for the years ended December 31:
2003		2002	2001

Numerator:
  Net income (loss) for earnings per share and earnings per share - assuming dilution – income available to common shareholders
Denominator:
  Denominator for earnings per share – weighted-average shares
  Effect of dilutive securities:
    Stock options and awards – based on the treasury stock method
	$ 36,481 82,945,174 214,147	$ 38,749 61,128,005 507,334	$ (41,666) 59,947,568 (1)

Denominator for earnings per share - assuming dilution – adjusted weighted-average shares	83,159,321	61,635,339	59,947,568

Earnings per share	$ 0.44	$ 0.63	$ (0.69)

Earnings per share - assuming dilution	$ 0.44	$ 0.62	$ (0.69)
(1) Addition of 161,211 shares would result in antidilution.
The exercise prices for certain of the stock options that the company has awarded exceed the average market price of the company's common stock. Such stock options are antidilutive and were not included in the computation of diluted earnings per share. The antidilutive stock options outstanding were 4,414,626 and 4,083,100 at December 31, 2003 and 2002, respectively.	Under the performance unit component of the company's long-term incentive plan, the Compensation Committee of the Board of Directors can elect to make payments that become due in the form of cash or shares of the company's common stock (refer to Note 9 - Stock Compensation Plans for additional discussion). Performance units granted if fully earned would represent 452,344 shares of the company's common stock at December 31, 2003.

4 Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:
2003		2002	2001

Foreign currency translation adjustment Minimum pension liability adjustment Fair value of open foreign currency cash flow hedges	$ (5,458) (351,282) (1,642)	$ (80,520) (383,095) (2,062)	$ (94,570) (128,777) (1,191)

	$ (358,382)	$ (465,677)	$ (224,538)

THE TIMKEN COMPANY

5 Financing Arrangements

Long-term debt at December 31, 2003 and 2002 was as follows:
2003		2002

Fixed-rate Medium-Term Notes, Series A, due at various dates through
  May 2028, with interest rates ranging from 6.20% to 7.76%
Variable-rate State of Ohio Air Quality and Water Development
  Revenue Refunding Bonds, maturing on November 1, 2025
    (1.12% at December 31, 2003)
Variable-rate State of Ohio Pollution Control Revenue Refunding
  Bonds, maturing on June 1, 2033 (1.12% at December 31, 2003)
Variable-rate State of Ohio Water Development Revenue
  Refunding Bonds, maturing May 1, 2007 (1.15% at December 31, 2003)
Variable-rate State of Ohio Water Development Authority Solid Waste
  Revenue Bonds, maturing on July 1, 2032 (1.18% at December 31, 2003)
Fixed-rate Unsecured Notes, maturing on February 15, 2010 with an interest rate of 5.75%
Other
	$ 287,000 21,700 17,000 8,000 24,000 250,000 12,471	$ 292,000 21,700 17,000 8,000 24,000 - 11,166

Less current maturities	620,171 6,725	373,866 23,781

Long-tem debt	$ 613,446	$ 350,085

The maturities of long-term debt for the five years subsequent to December 31, 2003, are as follows: 2004–$6,725; 2005–$3,400; 2006–$91,106; 2007–$8,538; and 2008–$17,299.

Interest paid was approximately $43,000 in 2003 and $33,000 in 2002 and 2001. This differs from interest expense due to timing of payments and interest capitalized of $0 in 2003; $436 in 2002; and $1,400 in 2001 as a part of major capital additions. The weighted-average interest rate on commercial paper borrowings during the year was 1.7% in 2003, 2.1% in 2002 and 4.3% in 2001. The weighted-average interest rate on short-term debt, the majority of which related to foreign debt, was 4.1% in 2003, 4.8% in 2002 and 5.8% in 2001.

In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five-year revolving credit facility of up to $500 million and a one-year term loan facility of up to $375 million. The one-year term loan facility expired unused on February 18, 2003. The new revolving facility replaced the company's then existing senior credit facility. Proceeds of the new senior credit facility were used to repay the amounts outstanding under the then existing credit facility.

Under the $500 million senior credit facility, the company has three financial covenants: consolidated net worth; leverage ratio; and fixed charge coverage ratio. At December 31, 2003, the company was in compliance with the covenants under its senior credit facility and its other debt agreements. At December 31, 2003, the company had outstanding letters of credit totaling $64.1 million, which reduced the availability under the $500 million senior credit facility to $435.9 million.

On December 19, 2002, the company entered into an Accounts Receivable Securitization financing agreement (Asset Securitization), which provides for borrowings up to $125 million, limited to certain borrowing base calculations, and is secured by certain trade receivables. Under the terms of the Asset Securitization, the company sells, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned consolidated subsidiary, that in turn uses the trade receivables to secure the borrowings, which are funded through a vehicle that issues commercial paper in the short-term market. As of December 31, 2003, there were no amounts outstanding under this facility. Any amounts outstanding under this facility would be reported on the company's consolidated balance sheet in short-term debt. The yield on the commercial paper, which is the commercial paper rate plus program fees, is considered a financing cost, and is included in interest expense on the consolidated statement of operations. This rate was 1.56% at December 31, 2003.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted to $19,374, $14,536, and $16,799 in 2003, 2002 and 2001, respectively. At December 31, 2003, future minimum lease payments for noncancelable operating leases totaled $81,052 and are payable as follows: 2004–$15,726; 2005–$14,747; 2006–$10,142; 2007–$8,050; 2008–$6,933; and $25,454 thereafter.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
6 Impairment and Restructuring Charges

Impairment and restructuring charges are comprised of the following:
2003		2002	2001

(Amounts in millions) Impairment charges Severance expense and related benefit costs Exit costs	$ 12.5 2.9 3.7	$ 17.9 10.2 4.0	$ 5.3 48.0 1.4

Total
	$ 19.1	$ 32.1	$ 54.7

In 2003, impairment charges represented the write-off of the remaining goodwill for the Steel Group in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," of $10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million. The severance and related benefit costs of $2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of $3.0 million for the Columbus, Ohio plant and $0.7 million for the Duston, England plant as a result of changes in estimates for these two projects.

Manufacturing operations at Columbus and Duston ceased in 2001 and 2002, respectively.

In 2002, the impairment charges and exit costs were related to the Duston, England and Columbus, Ohio plant closures. The severance and related benefit costs related primarily to a salaried workforce reduction throughout the company.

In 2001, the impairment charges and exit costs were related primarily to the Duston, England and Columbus, Ohio plant closures. The severance and related benefit costs were related to the Duston, England and Columbus, Ohio plant closures and a salaried workforce reduction.

 Impairment and restructuring charges by segment are as follows:

Year ended December 31, 2003:
Auto		Industrial	Steel	Total

(Dollars in millions) Impairment charges Severance expense and related benefit costs Exit costs	$ - 0.5 0.7	$ 2.3 2.2 3.0	$ 10.2 0.2 -	$ 12.5 2.9 3.7

Total
	$ 1.2	$ 7.5	$ 10.4	$ 19.1

Year ended December 31, 2002:

Auto		Industrial	Steel	Total

(Dollars in millions) Impairment charges Severance expense and related benefit costs Exit costs	$ 14.2 0.9 3.9	$ 3.7 5.5 0.1	$ - 3.8 -	$ 17.9 10.2 4.0

Total
	$ 19.0	$ 9.3	$ 3.8	$ 32.1

Year ended December 31, 2001:

Auto		Industrial	Steel	Total

(Dollars in millions) Impairment charges Severance expense and related benefit costs Exit costs	$ 1.1 25.8 0.4	$ 3.8 20.9 1.0	$ 0.4 1.3 -	$ 5.3 48.0 1.4

Total
	$ 27.3	$ 25.7	$ 1.7	$ 54.7

As of December 31, 2003, the remaining accrual balance for severance and exit costs was $4.5 million. The activity for 2003 included expense accrued of $6.1 million, payments of $6.5 million and accrual reversals of $1.1 million. In 2003, the restructuring accrual balance was reduced for severance that was accrued, but not paid as a result of certain associates retiring or finding other employment. As of December 31, 2002, the accrual balance was $6.0 million.

THE TIMKEN COMPANY

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

The company is the guarantor of $27,000 in debt for PEL Technologies, LLC, (PEL) an equity investment of the company. A $23,500 letter of credit was provided by the company to secure payment on Ohio Water Development Authority revenue bonds held by PEL, as well as a guarantee for a $3,500 bank loan.

In case of default by PEL on either obligation, the company agrees to pay existing balances due as of the date of default. The letter of credit expires on July 30, 2004. The bank loan obligation expires on the earlier of March 27, 2012 or on the date that PEL maintains a certain debt coverage ratio for a specified period. During 2003, the company recorded the amounts outstanding at December 31, 2003 on the debts underlying the guarantees, which totaled $26,500 and approximated the fair value of the guarantees. Refer to Note 12 – Equity Investments for additional discussion.

The company is a guarantor of an operating lease for a subsidiary located in Vienna, Ohio. In case of a default, the company is obligated to pay the remaining balance due. This guarantee expires on June 1, 2016. The total future lease payments related to this lease are $15,900 as of December 31, 2003. This amount has been included in the company's future minimum lease payment disclosure in Note 5 Financing Arrangements.

In connection with the Ashland plant sale, the company entered into a four-year supply agreement with the buyer. The company agrees to purchase a fixed amount each year ranging from $8,500 in the first year to $4,650 in year four or an aggregate total of $25,900. The agreement also details the payment terms and penalties assessed if the buyer does not meet the company's performance standards as outlined. This agreement expires on June 30, 2006.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
8 Goodwill and Other Intangible Assets

Effective January 2002, the company adopted SFAS No. 142, "Goodwill and Other Intangible Assets." In accordance with SFAS No. 142, goodwill and indefinite lived intangible assets are no longer amortized but are reviewed at least annually for impairment. Intangible assets that are separable and have a definite life continue to be amortized over the estimated useful lives.

As part of the adoption, the company evaluated the impairment of indefinite lived intangible assets and determined that none were impaired based on estimations in market value. The company completed the required transitional goodwill impairment analysis for SFAS No. 142 adoption purposes and recorded a $12.7 million impairment loss, net of tax benefits of $7.8 million, relating to its Specialty Steel business, which was treated as a cumulative effect of a change in accounting principle.

The company engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Due to recent trends in the steel industry, the guideline company values for the Steel reporting unit have been revised downward. The valuation which uses the guideline company method results in a fair market value that is less than the carrying value for the company's Steel reporting unit. Accordingly, the company has concluded that the entire amount of goodwill for its Steel reporting unit is impaired and has recorded a pre-tax impairment loss of $10.2 million which is reported in impairment and restructuring charges.

If SFAS No. 142 had been adopted in 2001, ceasing goodwill amortization would have reduced the net loss in 2001 by $4.8 million or $0.08 per diluted share.

Changes in the carrying value of goodwill are as follows:
Year ended December 31, 2003
	Beginning Balance	Impairment	Acquisitions	Other	Ending Balance

Goodwill: Automotive Industrial Steel	$ 1,633 119,440 8,870	$ - - (10,237)	$ 39,614 7,337 -	$ 4,367 708 1,367	$ 45,614 127,485 -

Totals	$ 129,943	$ (10,237)	$ 46,951	$ 6,442	$ 173,099

Year ended December 31, 2002
	Beginning Balance	Impairment	Acquisitions	Other	Ending Balance

Goodwill: Automotive Industrial Steel	$ 1,577 120,426 28,038	$ - - (20,488)	$ - - -	$ 56 (986) 1,320	$ 1,633 119,440 8,870

Totals	$ 150,041	$ (20,488)	$ -	$ 390	$ 129,943

THE TIMKEN COMPANY

The following table displays intangible assets as of December 31:

	2003			2002

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Intangible assets subject to amortization:
Automotive:
  Customer relationships
  Engineering drawings
  Land use rights
  Patents
  Technology use
  Trademarks
  Unpatented technology

Industrial:
  Customer relationships
  Engineering drawings
  Know-how transfer
  Land use rights
  Patents
  Trademarks
  Unpatented technology
Steel trademarks	$ 21,960 3,000 622 18,094 11,654 2,295 10,800 14,640 2,000 417 4,484 646 1,492 7,200 450	$ 960 616 24 1,685 927 507 945 641 411 360 1,075 94 366 630 112	$ 21,000 2,384 598 16,409 10,727 1,788 9,855 13,999 1,589 57 3,409 552 1,126 6,570 338	- - - - - - - - - 417 4,484 - 712 - -	- - - - - - - - - 341 905 - 213 - -	- - - - - - - - - 76 3,579 - 499 - -

	$ 99,754	$ 9,353	$ 90,401	$ 5,613	$ 1,459	$ 4,154

Intangible assets not subject to amortization: Goodwill Intangible pension asset Automotive land use rights Industrial license agreements	$ 173,099 106,518 115 959	$ - - - -	$ 173,099 106,518 115 959	$ 129,943 129,042 112 951	$ - - - -	$ 129,943 129,042 112 951

	$ 280,691	-	$ 280,691	$ 260,048	$ -	$ 260,048

Total intangible assets	$ 380,445	$ 9,353	$ 371,092	$ 265,661	$ 1,459	$ 264,202

Amortization expense for intangible assets was approximately $7,900 and $288 for the years ended December 31, 2003 and 2002, and is estimated to be approximately $8,700 annually for the next five years. The other intangible assets that are subject to amortization acquired in the Torrington acquisition have useful lives ranging from 2 to 20 years with a weighted average useful life of 12 years.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
9 Stock Compensation Plans

Under the company's stock option plans, shares of common stock have been made available to grant at the discretion of the Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares, performance units, and deferred shares. In addition, shares can be awarded to directors not employed by the company. The options have a ten-year term and vest in 25% increments annually beginning twelve months after the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. For purposes of pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options' vesting periods.

Following are the related assumptions under the Black-Scholes method:

2003		2002	2001

Assumptions: Risk-free interest rate Dividend yield Expected stock volatility Expected life - years	3.94% 3.69% 0.504 8	5.29% 3.57% 0.506 8	6.32% 3.36% 0.480 8

A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

	2003		2002		2001

	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price	Options	Weighted- Average Exercise Price

Outstanding - beginning of year Granted Exercised Canceled or expired	7,310,026 1,491,230 (93,325) (373,011)	$21.21 17.56 15.65 20.02	6,825,412 1,118,175 (499,372) (134,189)	$20.22 25.01 16.30 20.61	5,720,990 1,367,400 (54,528) (208,450)	$21.41 15.05 14.67 20.35

Outstanding - end of year	8,334,920	$18.63	7,310,026	$21.21	6,825,412	$20.22

Options exercisable	5,771,810		4,397,590		3,745,131

The company sponsors a performance target option plan that is contingent upon the company's common shares reaching specified fair market values. Under the plan, no awards were issued in 2003 and 2001 and 20,000 shares were awarded in 2002. No compensation expense was recognized in 2003, 2002 or 2001.

Exercise prices for options outstanding as of December 31, 2003, range from $15.02 to $19.56, $22.06 to $26.44 and $33.75; the number of options outstanding at December 31, 2003 that correspond to these ranges are 5,377,684, 2,196,636 and 760,600, respectively; and the number of options exercisable at December 31, 2003 that correspond to these ranges are 3,402,154, 1,609,056 and 760,600, respectively. The weighted-average remaining contractual life of these options is 6 years. The estimated weighted-average fair values of stock options granted during 2003, 2002 and 2001 were $6.78, $10.36 and $6.36, respectively. At December 31, 2003, a total of 203,950 restricted stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 125,967, 100,947 and 61,301 common shares in 2003, 2002 and 2001, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares.

The company offers a performance unit component under its long-term incentive plan to certain employees in which grants are earned based on company performance measured by several metrics over a three-year performance period. The Compensation Committee of the Board of Directors can elect to make payments that become due in the form of cash or shares of the company's common stock. 48,225 and 44,375 performance units have been granted in 2003 and 2002, respectively. Each performance unit has a cash value of $100.

The number of shares available for future grants for all plans at December 31, 2003, including stock options, is 1,555,559.

THE TIMKEN COMPANY

10 Financial Instruments

As a result of the company's worldwide operating activities, it is exposed to changes in foreign currency exchange rates, which affect its results of operations and financial condition. The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations, primarily related to anticipated purchases of inventory and equipment. At December 31, 2003 and 2002, the company had forward foreign exchange contracts, all having maturities of less than eighteen months, with notional amounts of $145,590 and $72,070, and fair values of $4,416 and $2,503, respectively. The forward foreign exchange contracts were entered into primarily by the company's domestic entity to manage Euro exposures relative to the U.S. dollar and its European subsidiaries to manage Euro and U.S. dollar exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction. These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

The carrying value of cash and cash equivalents, accounts receivable, commercial paper, short-term borrowings and accounts payable are a reasonable estimate of their fair value due to the short-term nature of these instruments. The fair value of the company's fixed-rate debt, based on quoted market prices, was $533,000 and $325,000 at December 31, 2003 and 2002, respectively. The carrying value of this debt was $546,000 and $308,000.

11 Research and Development

Expenditures committed to research and development amounted to approximately $53,000 in 2003 and 2002; and $54,000 in	2001. Such expenditures may fluctuate from year to year depending on special projects and needs.

12 Equity Investments

The company, prior to the Torrington acquisition, owned equity interests in certain joint ventures. As part of the Torrington acquisition, several additional equity interests were acquired. The balances related to investments accounted for under the equity method are reported in miscellaneous receivables and other assets on the consolidated balance sheets, which were approximately $34,000 and $25,100 at December 31, 2003 and 2002, respectively.

Equity investments are reviewed for impairment when circumstances (such as lower than expected financial performance or change in strategic direction) indicate that the carrying value of the investment may not be recoverable. If an impairment does exist, the equity investment is written down to its fair value with a corresponding charge to the consolidated statement of operations.

During 2000, the company's Steel Group invested in a joint venture, PEL, to commercialize a proprietary technology that converts iron units into engineered iron oxides for use in pigments, coatings and abrasives. In the fourth quarter of 2003, the company concluded its investment in PEL was impaired due to the following indicators of impairment: history of negative cash flow and losses; 2004 operating plan with continued losses and negative cash flow; and the continued required support from the company or another party. In the fourth quarter of 2003, the company recorded a non-cash impairment loss of $45,700, which is reported in other expense-net on the consolidated statement of operations.

The company has guaranteed certain of PEL's indebtedness. Refer to Note 7-Contingencies. The amounts outstanding on the debts underlying these guarantees totaled $26,500 at December 31, 2003, which approximates their fair value. During the fourth quarter of 2003, the company recorded these guarantees and has reported them in short-term debt on the consolidated balance sheet at December 31, 2003. Additionally, during its involvement with PEL that began in 2000, the company made advances to and investments in PEL, the net balance of which totaled $19,200, exclusive of the debt guarantees.

Through December 31, 2003, the company recorded its proportional share (20.5%) of PEL's operating results using the equity method since the company does not own a majority voting interest in PEL. The company is currently evaluating the effects of the FASB Interpretation No. 46 on the accounting for its ownership interest in PEL. Based on its preliminary analysis, the company has concluded that PEL is a variable interest entity and that the company is the primary beneficiary. The company will adopt Interpretation No. 46 during the first quarter of 2004. The company does not expect that the adoption of FASB Interpretation No. 46 will have a material effect on the company's financial position, results of operations or cash flows.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except per share data)
13 Retirement and Postretirement Benefit Plans

The company sponsors defined contribution retirement and savings plans covering substantially all associates in the United States and certain salaried associates at non-U.S. locations. The company contributes Timken Company common stock to certain plans based on formulas established in the respective plan agreements. At December 31, 2003, the plans had 13,019,194 shares of Timken Company common stock with a fair value of $261,165. Company contributions to the plans, including performance sharing, amounted to $21,029 in 2003; $14,603 in 2002; and $13,289 in 2001. The company paid dividends totaling $6,763 in 2003; $6,407 in 2002; and $8,192 in 2001, to plans holding common shares.

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

As part of the Torrington purchase agreement, the company agreed to prospectively provide former Torrington associates with substantially comparable retirement benefits for a specified period of time. The active Torrington associates became part of Timken's defined benefit pension plans, but prior service liabilities and defined benefit plan assets remained with IR for the U.S.-based pension plans; however, the company did assume prior service liabilities for certain non-U.S.-based pension plans.

During 2003, the company made revisions, which became effective on January 1, 2004, to certain of its benefit programs for its U.S.-based employees resulting in a pre-tax curtailment gain of $10,720. Depending on an associate's combined age and years of service with the company, defined benefit pension plan benefits were reduced or replaced by a new defined contribution plan. The company will no longer subsidize retiree medical coverage for those associates who do not meet a threshold of combined age and years of service with the company.

THE TIMKEN COMPANY

The company uses a measurement date of December 31 to determine pension and other postretirement benefit measurements for the pension plans and other postretirement benefit plans.

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 2003 and 2002:
	Defined Benefit Pension Plans		Postretirement Plans

	2003	2002	2003	2002

Change in benefit obligation
Benefit obligation at beginning of year
Service cost
Interest cost
Amendments
Actuarial losses
Associate contributions
Acquisition
International plan exchange rate change
Curtailment loss (gain)
Benefits paid	$ 2,117,144 47,381 137,242 (2,350) 111,230 821 34,905 33,278 1,066 (142,995)	$ 1,825,602 36,115 132,846 4,165 223,763 936 - 20,791 6,706 (133,780)	$ 720,675 6,765 49,459 (3,586) 20,228 - 65,516 479 (8,097) (49,221)	$ 640,701 4,357 47,505 - 77,224 - - 29 980 (50,121)

Benefit obligation at end of year	$ 2,337,722	$ 2,117,144	$ 802,218	$ 720,675

Change in plan assets(1)
Fair value of plan assets at beginning of year
Actual return on plan assets
Associate contributions
Company contributions
Acquisition
International plan exchange rate change
Benefits paid	$ 1,198,351 287,597 821 173,990 7,009 22,349 (141,975)	$ 1,295,214 (91,994) 936 112,297 - 15,678 (133,780)

Fair value of plan assets at end of year	$ 1,548,142	$ 1,198,351

Funded status
Projected benefit obligation in excess of plan assets
Unrecognized net actuarial loss
Unrecognized net asset at transition dates, net of amortization
Unrecognized prior service cost (benefit)	$ (789,580) 657,781 (660) 109,421	$ (918,793) 711,396 (1,102) 131,173	$ (802,218) 307,003 - (37,701)	$ (720,675) 306,520 - (45,335)

Accrued benefit cost	$ (23,038)	$ (77,326)	$ (532,916)	$ (459,490)

Amounts recognized in the consolidated balance sheet Accrued benefit liability Intangible asset Minimum pension liability included in accumulated other comprehensive loss	$ (674,502) 106,518 544,946	$ (802,327) 129,042 595,959	$ (532,916) - -	$ (459,490) - -

Net amount recognized	$ (23,038)	$ (77,326)	$ (532,916)	$ (459,490)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

The current portion of accrued pension cost, which is included in salaries, wages and benefits on the consolidated balance sheet, was $250,088 and $79,139 at December 31, 2003 and 2002, respectively. The current portion of accrued postretirement benefit cost, which is included in salaries, wages and benefits on the consolidated balance sheet, was $55,950 and $48,186 at December 31, 2003 and 2002, respectively.

THE TIMKEN COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except share data)
13 Retirement and Postretirement Benefit Plans (continued)

In 2003, improved investment performance, which primarily reflected higher stock market returns, increased the company's pension fund asset values. At the same time, the company's defined benefit pension liability also increased as a result of lowering the discount rate from 6.6% to 6.3% and the Torrington acquisition.

The accumulated benefit obligations at December 31, 2003 exceeded the market value of plan assets for the majority of the company's plans. For these plans, the projected benefit obligation was $2,312,000; the accumulated benefit obligation was $2,206,000; and the fair value of plan assets was $1,527,000 at December 31, 2003.

In 2003, improved investment performance more than offset the increase in the company's defined benefit pension liability. As a result, the company's minimum pension liability decreased by

$73,501 and a non-cash aftertax benefit of $31,813 was recorded to accumulated other comprehensive loss. For 2004 expense, the company's discount rate has been reduced from 6.6% to 6.3%. This change will result in an increase in 2004 pretax pension expense of approximately $5,000.

On September 10, 2002, the company issued 3,000,000 shares of its common stock to The Timken Company Collective Investment Trust for Retirement Trusts (Trust) as a contribution to three company-sponsored pension plans. The fair market value of the 3,000,000 shares of common stock contributed to the Trust was approximately $54,500, which consisted of 2,766,955 shares of the company's treasury stock and 233,045 shares issued from authorized common stock. As of December 31, 2003, the company's defined benefit pension plans held 2,393,000 common shares with fair value of $48,003. The company paid dividends totaling $1,309 in 2003 to plans holding common shares.

The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:
	Pension Benefits			Postretirement Benefits

	2003	2002	2001	2003	2002	2001

Assumptions Discount rate Future compensation assumption Expected long-term return on plan assets	6.3% 3% to 4% 8.75%	6.6% 3% to 4% 9.5%	7.5% 3% to 4% 9.5%	6.3%	6.6%	7.5%

Components of net periodic benefit cost
Service cost
Interest cost
Expected return on plan assets
Amortization of prior service cost
Recognized net actuarial loss (gain)
Curtailment loss (gain)
Amortization of transition asset	$ 47,381 137,242 (133,474) 18,506 19,197 560 (574)	$ 36,115 132,846 (135,179) 19,725 473 6,706 (1,143)	$ 35,313 126,809 (126,882) 19,919 (292) 6,333 (982)	$ 6,765 49,459 - (5,700) 14,997 (8,856) -	$ 4,357 47,505 - (6,408) 11,827 - 871	$ 4,047 48,380 - (4,376) 9,646 8,738 -

Net periodic benefit cost	$ 88,838	$ 59,543	$ 60,218	$ 56,665	$ 58,152	$ 66,435

For measurement purposes, the company assumed a weighted-average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 7.5% for 2004; declining gradually to 6.0% in 2006 and thereafter for pre-age 65 benefits; 6.0% for post-age 65 benefits for all years; and 13.5% for 2004, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits.	The assumed health care cost trend rate has a significant effect on the amounts reported. A one-percentage-point increase in the assumed health care cost trend rate would increase the 2003 total service and interest cost components by $2,492 and would increase the postretirement benefit obligation by $36,953. A one-percentage-point decrease would provide corresponding reductions of $2,182 and $32,507, respectively.

THE TIMKEN COMPANY

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) was signed into law. In accordance with FASB Staff Position 106-1, any measures of the APBO or net periodic postretirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan, and specific authoritative guidance on the accounting for the federal subsidy is pending. When guidance is issued, previously reported information may be required to change.

Plan Assets:

The company's pension asset allocation at December 31, 2003 and 2002, and target allocation are as follows:
	Current Target Allocation	Percentage of Pension Plan Assets at December 31

Asset Category	2004	2003	2002

Equity securities Debt securities Total	60% - 70% 30% - 40% 100%	70% 30% 100%	67% 33% 100%

The company recognizes its overall responsibility to ensure that the assets of its various pension plans are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, the company also recognizes that appropriate levels of risk are necessary to allow its investment managers to achieve satisfactory long-term results consistent with the objectives and the fiduciary character of the pension funds. Asset allocation is established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expected rate of return for the investment portfolio is based on expected rates of return for various asset classes as well as historical asset class and fund performance.

Cash Flows: Employer Contributions to Defined Benefit Plans

2002 2003 2004 (expected)	$ 57,797(1) $ 173,990 $ 175,000

Benefit Payments:
Pension Benefits		Other Benefits

2002 2003	$133,780 $142,995	$50,121 $49,221

(1)In addition to the cash contribution of $57,797, the company contributed 3,000,000 shares of its common stock, which had a fair market value of approximately $54,500 at the time of the contribution.

The accumulated benefit obligation was $2,227,003 and $2,006,019 at December 31, 2003 and 2002, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except share data)
14 Segment Information
Description of types of products and services from which each reportable segment derives its revenues

The company's reportable segments are business units that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. The company has three reportable segments: Automotive, Industrial and Steel Groups.

Beginning in the first quarter of 2003, the company reorganized two of its reportable segments – the Automotive and Industrial Groups. Timken's automotive aftermarket business is now part of the Industrial Group, which manages the combined distribution operations. The company's sales to emerging markets, principally in central and eastern Europe and Asia, previously were reported as part of the Industrial Group. Emerging market sales to automotive original equipment manufacturers are now included in the Automotive Group.

The Automotive Group includes sales of bearings and other products and services (other than steel) to automotive original equipment manufacturers for passenger cars, trucks and trailers. The Industrial Group includes sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; off-highway; rail; and aerospace and defense customers. The company's bearing products are used in a variety of products and applications including passenger cars, trucks, aircraft wheels, locomotive and railroad cars, machine tools, rolling mills and farm and construction equipment, in aircraft, missile guidance systems, computer peripherals and medical instruments.

Steel Group includes sales of intermediate alloy, vacuum processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom-made steel products, including precision steel components. A significant portion of the company's steel is consumed in its bearing operations. In addition, sales are made to other anti-friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company's distribution facilities.

Measurement of segment profit or loss and segment assets
The company evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of each Group is adjusted EBIT (earnings before interest and taxes excluding special items such as impairment and restructuring, reorganization and integration costs, one-time gains or losses on sales of assets, allocated receipts received or payments made under the CDSOA, acquisition-related currency exchange gains, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

Factors used by management to identify the enterprise's
reportable segments
Geographical entities as defined here are not reflective of how the Automotive, Industrial and Steel Groups are operated by the company. Europe information presented reflects shipments from European locations. The information does not include product manufactured by facilities located outside Europe and shipped directly to customers located in Europe.

Geographic Financial Information	United States	Europe	Other Countries	Consolidated

2003 Net sales Non-current assets	$ 2,790,359 1,753,221	$ 674,188 365,969	$ 323,550 193,494	$ 3,788,097 2,312,684

2002 Net sales Non-current assets	$ 1,987,499 1,472,680	$ 365,460 223,348	$ 197,116 84,036	$ 2,550,075 1,780,064

2001 Net sales Non-current assets	$ 1,906,823 1,402,780	$ 351,242 232,105	$ 189,113 69,819	$ 2,447,178 1,704,704

THE TIMKEN COMPANY

Segment Financial Information	2003	2002	2001

Automotive Group Net sales to external customers Depreciation and amortization EBIT (loss), as adjusted Capital expenditures Assets employed at year-end	$ 1,396,104 82,958 15,685 69,040 1,180,867	$ 752,763 33,866 11,095 34,948 663,864	$ 642,943 36,381 (28,795) 36,427 583,891

Industrial Group Net sales to external customers Intersegment sales Depreciation and amortization EBIT, as adjusted Capital expenditures Assets employed at year-end	$ 1,498,832 837 61,018 128,031 33,724 1,617,568	$ 971,534 - 45,429 73,040 32,178 1,105,684	$ 990,365 - 48,314 55,981 34,646 1,044,269

Steel Net sales to external customers Intersegment sales Depreciation and amortization EBIT (loss), as adjusted Capital expenditures Assets employed at year-end	$ 893,161 133,356 64,875 (6,043) 24,297 891,354	$ 825,778 155,500 67,240 32,520 23,547 978,808	$ 813,870 146,492 67,772 12,115 31,274 904,924

Total Net sales to external customers Depreciation and amortization EBIT, as adjusted Capital expenditures Assets employed at year-end	$ 3,788,097 208,851 137,673 127,061 3,689,789	$ 2,550,075 146,535 116,655 90,673 2,748,356	$ 2,447,178 152,467 39,301 102,347 2,533,084

Reconciliation to Income Before Income Taxes
Total EBIT, as adjusted, for reportable segments
Impairment and restructuring
Integration/Reorganization expenses
Gain on sale of assets
CDSOA net receipts, net of expenses
Acquisition-related unrealized currency exchange gains
Impairment charge for investment in PEL
Interest expense
Interest income
Intersegment adjustments	$ 137,673 (19,154) (33,913) 1,996 65,559 1,696 (45,730) (48,401) 1,123 (47)	$ 116,655 (32,143) (18,445) - 50,202 - - (31,540) 1,676 (887)	$ 39,301 (54,689) (12,617) - 29,555 - - (33,401) 2,109 2,859

Income (loss) before income taxes and cumulative effect of change in accounting principle	$ 60,802	$ 85,518	$ (26,883)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Thousands of dollars, except share data)
15 Income Taxes

The provision (credit) for income taxes consisted of the following:
	2003		2002		2001

	Current	Deferred	Current	Deferred	Current	Deferred

United States: Federal State and local Foreign	$ - 1,020 18,895	$ 48 1,271 3,087	$ 5,220 3,936 7,661	$ 17,808 (1,682) 1,124	$ (18,523) 2,332 7,961	$ 22,620 (628) 1,021

	$ 19,915	$ 4,406	$ 16,817	$ 17,250	$ (8,230)	$ 23,013

The company made income tax payments of approximately $13,830 in 2003, received income tax refunds of approximately $27,000 in 2002 and made income tax payments of approximately $7,210 in 2001. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2003 and 2002 was as follows:
2003		2002

Deferred tax assets: Accrued postretirement benefits cost Accrued pension cost Benefit accruals Tax loss and credit carryforwards Other–net Valuation allowance	$ 192,860 145,451 22,908 136,086 21,049 (31,581)	$ 169,113 192,983 18,262 63,877 1,818 (22,491)

Deferred tax liability–depreciation	486,773 (287,700)	423,562 (218,508)

Net deferred tax asset	$ 199,073	$ 205,054

The company has U.S. net operating loss carryforwards with benefits totaling $97,900. These losses will start to expire in 2021. In addition, the company has loss carryforward benefits in various foreign jurisdictions of $16,400 without expiration dates and state and local loss carryforward benefits of $5,800, which will begin to expire in 2014. The company has provided a full valuation allowance against the foreign loss carryforward benefits and a $2,100 valuation allowance against the state and local loss carryforward benefits.

The company has a research tax credit carryforward of $3,400, an AMT credit carryforward of $2,900 and state income tax credits of $9,700. The research tax credits will expire annually between 2019 and 2023 and the AMT credits do not have any expiration date. The state income tax credits will expire at various intervals beginning in 2004 and are fully reserved by the company.

For financial statement reporting purposes, income (loss) before income taxes, based on geographic location of the operation to which such earnings are attributable, is provided below. The Timken Company has elected to treat certain foreign entities as branches for US income tax purposes; therefore, pretax income by location is not directly related to pretax income as reported to the respective taxing jurisdictions.

	Income (loss) before income taxes
2003		2002	2001

United States Non- United States	$ 53,560 $ 7,242	$ 191,105 $(105,587)	$ 26,862 $ (53,745)

Income (loss) before taxes	$ 60,802	$ 85,518	$ (26,883)

THE TIMKEN COMPANY

Following is the reconciliation between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before taxes:

2003		2002	2001

Income tax (credit) at the statutory federal rate
Adjustments:
   State and local income taxes, net of federal tax benefit
   Tax on foreign remittances
   Losses without current tax benefits
   Extraterritorial Income Benefit
Other items	$ 21,281 1,489 1,277 8,866 (8,626) 34	$ 29,931 1,465 1,105 3,598 (980) (1,052)	$ (9,409) 1,107 476 20,854 (924) 2,679

Provision for income taxes	$ 24,321	$ 34,067	$ 14,783

Effective income tax rate	40%	40%	N/A

In 2003, the company incurred losses without current tax benefits principally related to operations in Germany. In 2002 and 2001, the company incurred losses without current tax benefits in Brazil and China. In addition, the company had losses without current benefit in 2001 related to the shut down of operations in the United Kingdom.

In connection with various investment arrangements, the Company has a "holiday" from income taxes in the Czech Republic and China. These agreements are new to the Company in 2003 and expire in 2010 and 2007, respectively. In total, the agreements reduced income tax expenses by $2,200 or $0.03 per diluted share for the year ended 2003.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders
The Timken Company

We have audited the consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Timken Company and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 8 to the consolidated financial statements, "Goodwill and Other Intangible Assets," the company adopted Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" effective January 1, 2002.

/s/ Ernst & Young LLP
Canton, Ohio
February 5, 2004

FORWARD-LOOKING STATEMENTS

Certain statements set forth in this annual report (including the company's forecasts, beliefs and expectations) that are not historical in nature are "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. In particular the Corporate Profile on pages 16 through 19 and Management's Discussion and Analysis on pages 21 through 33 contain numerous forward-looking statements. The company cautions readers that actual results may differ materially from those expressed or implied in forward-looking statements made by or on behalf of the company due to a variety of important factors, such as:

a) risks associated with the acquisition of Torrington, including the uncertainties in both timing and amount of actual benefits, if any, that may be realized as a result of the integration of the Torrington business with the company's operations and the timing and amount of the resources required to achieve those benefits; risks associated with diversion of management's attention from routine operations during the integration process; and risks associated with the higher level of debt associated with the acquisition.

b) changes in world economic conditions, including additional adverse effects from terrorism or hostilities. This includes, but is not limited to, political risks associated with the potential instability of governments and legal systems in countries in which the company or its customers conduct business and significant changes in currency valuations.

c) the effects of fluctuations in customer demand on sales, product mix and prices in the industries in which the company operates. This includes the effects of customer strikes, the impact of changes in industrial business cycles and whether conditions of fair trade continue in the U.S. market.

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

THE TIMKEN COMPANY

  QUARTERLY FINANCIAL DATA

2003	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Share(1)		Dividends per Share
					Basic	Diluted
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 838,007 990,253 938,012 1,021,825	$ 130,266 158,069 147,610 195,677	$ - 853 1,883 16,418	$ 11,339 3,921 (1,275) 22,496(2)(4)	$ .15 .05 (.01) .26	$ .15 .05 (.01) .25	$ .13 .13 .13 .13

	$ 3,788,097	$ 631,622	$ 19,154	$ 36,481	$ .44	$ .44	$ .52
2002
(Thousands of dollars, except per share data)
Q1(1) Q2 Q3(3) Q4	$ 615,757 660,829 628,591 644,898	$ 118,642 124,301 111,262 115,372	$ 3,057 14,226 7,703 7,157	$ (3,514) 3,960 1,837 36,466(2)	$ (.06) .07 .03 .58	$ (.06) .07 .03 .57	$ .13 .13 .13 .13

	$ 2,550,075	$ 469,577	$ 32,143	$ 38,749	$ .63	$ .62	$ .52

(1)Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
(2)Includes receipt (net of expenses) of $65.6 million and $50.2 million in 2003 and 2002 resulting from the U.S. Continued Dumping and Subsidy Offset Act.
(3)Net income (loss) and earnings per share for Q1 and Q3 have been adjusted to reflect as if the cumulative effect of change in accounting principle had been recorded in Q1 of 2002 instead of Q3. This adjustment was made in accordance with the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."
(4)Includes $45.7 million for write-off of investment in joint venture, PEL.

2003 Stock Prices			2002 Stock Prices
	High	Low		High	Low
Q1 Q2 Q3 Q4	$ 20.46 18.50 19.25 20.32	$ 14.88 15.59 14.55 15.31	Q1 Q2 Q3 Q4	$ 24.50 27.41 24.00 20.27	$ 15.35 20.50 16.54 14.92

SUMMARY OF OPERATIONS AND OTHER COMPARATIVE DATA

	2003	2002	2001	2000

(Thousands of dollars, except per share data) Statements of Income Net sales: Automotive Bearings Industrial Bearings Total Bearings Steel	$ 1,396,104 1,498,832 2,894,936 893,161	$ 752,763 971,534 1,724,297 825,778	$ 642,943 990,365 1,633,308 813,870	$ 839,838(7) 923,477(7) 1,763,315 879,693

Total net sales	3,788,097	2,550,075	2,447,178	2,643,008

Cost of products sold
Selling, administrative and general expenses
Impairment and restructuring charges
Operating income (loss)
Other income (expense) - net
Earnings before interest and taxes (EBIT) (1)
Interest expense
Income (loss) before income taxes
Provision (credit) for income taxes
Income (loss) before cumulative effect of
   accounting changes
Net income (loss)	3,156,475 514,221 19,154 98,247 9,833 108,080 48,401 60,802 24,321 36,481 $ 36,481	2,080,498 358,866 32,143 78,568 36,814 115,382 31,540 85,518 34,067 51,451 $ 38,749	2,046,458 363,683 54,689 (17,652) 22,061 4,409 33,401 (26,883) 14,783 (41,666) $ (41,666)	2,142,135 367,499 27,754 105,620 (6,580) 99,040 31,922 70,597 24,709 45,888 $ 45,888
Balance Sheets Inventory Current assets Working capital Property, plant and equipment - net Total assets Total debt: Commercial paper Short-term debt Current portion of long-term debt Long-term debt	$ 695,946 1,377,105 322,549 1,608,594 3,689,789 - 114,469 6,725 613,446	$ 488,923 968,292 334,222 1,226,244 2,748,356 8,999 78,354 23,781 350,085	$ 429,231 828,380 187,224 1,305,345 2,533,084 1,962 84,468 42,434 368,151	$ 489,549 898,542 311,090 1,363,772 2,564,105 76,930 105,519 26,974 305,181

Total debt Total liabilities Shareholders’ equity	734,640 2,600,162 $ 1,089,627	461,219 2,139,270 $ 609,086	497,015 1,751,349 $ 781,735	514,604 1,559,423 $ 1,004,682

Other Comparative Data
Net income (loss)/Total assets
Net income (loss)/Net sales
EBIT/Beginning invested capital (2)
Beginning invested capital:
Total assets
Less: cash and cash equivalents
Current portion of deferred income taxes
Long term portion of deferred income taxes
Accounts payable and other liabilities
Salaries, wages and benefits
Accrued pension cost
Accrued postretirement benefits cost
Income taxes	1.0% 1.0% 5.6% 2,748,356 (82,050) (36,003) (169,051) (296,543) (222,546) - - (3,847)	1.4% 1.5% 6.0% 2,533,084 (33,392) (42,895) (27,164) (258,001) (254,291) - - -	(1.6)% (1.7)% 0.2% 2,564,105 (10,927) (43,094) - (239,182) (137,320) - - (1,527)	1.8% 1.7% 4.9% 2,441,318 (7,906) (39,706) - (236,602) (120,295) - - (5,627)

Beginning invested capital
Inventory days (FIFO)
Net sales per associate (3)
Capital expenditures
Depreciation and amortization
Capital expenditures/Depreciation
Dividends per share
Earnings per share (4)
Earnings per share - assuming dilution (4)
Debt to total capital (5)
Number of associates at year-end
Number of shareholders (6)	1,938,316 101.7 $ 172.0 $ 127,062 $ 208,851 60.8% $ 0.52 $ 0.44 $ 0.44 40.3% 26,073 42,184	1,917,341 111.1 $ 139.0 $ 90,673 $ 146,535 61.9% $ 0.52 $ 0.63 $ 0.62 43.1% 17,963 44,057	2,132,055 104.8 $ 124.8 $ 102,347 $ 152,467 69.9% $ 0.67 $ (0.69) $ (0.69) 38.9% 18,735 39,919	2,031,182 108.5 $ 127.9 $ 162,717 $ 151,047 112.4% $ 0.72 $ 0.76 $ 0.76 33.9% 20,474 42,661

(1) EBIT is defined as operating income plus other income (expense) - net.
(2)EBIT/Beginning invested capital is a type of return ratio that gauges profitability. EBIT is defined as operating income plus other income (expense) - net. Beginning invested capital is calculated as total assets less the following balance sheet line items: cash and cash equivalents; the current and long-term portions of deferred income taxes; accounts payable and other liabilities; salaries, wages and benefits; and income taxes.
(3)Based on the average number of associates employed during the year.
(4)Based on the average number of shares outstanding during the year and includes the cumulative effect of accounting change in 2002, which related to the adoption of SFAS No. 142.

THE TIMKEN COMPANY

1999	1998	1997	1996	1995	1994

$ (8) (8) 1,759,871 735,163	$ (8) (8) 1,797,745 882,096	$ (8) (8) 1,718,876 898,686	$ (8) (8) 1,598,040 796,717	$ (8) (8) 1,524,728 705,776	$ (8) (8) 1,312,323 618,028

2,495,034	2,679,841	2,617,562	2,394,757	2,230,504	1,930,351
2,002,366 359,910 - 132,758 (9,638) 123,120 27,225 98,991 36,367 62,624 $ 62,624	2,098,186 356,672 - 224,983 (16,117) 208,866 26,502 185,350 70,813 114,537 $ 114,537	2,005,374 332,419 - 279,769 6,005 286,766 21,432 266,592 95,173 171,419 $ 171,419	1,828,394 319,458 - 246,905 (3,747) 242,304 17,899 225,259 86,322 138,937 $ 138,937	1,723,463 304,046 - 202,995 (10,229) 197,957 19,813 180,174 67,824 112,350 $ 112,350	1,514,098 283,727 - 132,526 (2,380) 134,674 24,872 111,323 42,859 68,464 $ 68,464
$ 446,588 833,526 348,455 1,381,474 2,441,318 35,937 81,296 5,314 327,343	$ 457,246 850,337 359,914 1,349,539 2,450,031 29,873 96,720 17,719 325,086	$ 445,853 855,171 275,607 1,220,516 2,326,550 71,566 61,399 23,620 202,846	$ 419,507 793,633 265,685 1,094,329 2,071,338 46,977 59,457 30,396 165,835	$ 367,889 710,258 247,895 1,039,382 1,925,925 5,037 54,727 314 151,154	$ 332,304 657,180 178,556 1,030,451 1,858,734 57,759 40,630 30,223 150,907

449,890 1,395,337 $ 1,045,981	469,398 1,393,950 $ 1,056,081	359,431 1,294,474 $ 1,032,076	302,665 1,149,110 $ 922,228	211,232 1,104,747 $ 821,178	279,519 1,125,843 $ 732,891
2.6% 2.5% 6.0% 2,450,031 (320) (42,288) (20,409) (221,823) (106,999) - - (17,289)	4.7% 4.3% 11.4% 2,326,550 (9,824) (42,071) (26,605) (253,033) (134,390) - - (22,953)	7.4% 6.5% 17.7% 2,071,338 (5,342) (54,852) (3,803) (237,020) (86,556) (18,724) (19,746) (29,072)	6.7% 5.8% 16.9% 1,925,925 (7,262) (50,183) (31,176) (229,096) (76,460) (43,241) (22,765) (30,723)	5.8% 5.0% 14.1% 1,858,734 (12,121) (49,222) (45,395) (216,568) (68,812) (29,502) (21,932) (13,198)	3.7% 3.5% 10.1% 1,789,719 (5,284) (58,220) (52,902) (221,265) (60,680) (11,377) (24,330) (19,443)

2,040,903 108.4 $ 119.1 $ 173,222 $ 149,949 120.3% $ 0.72 $ 1.01 $ 1.01 30.1% 20,856 42,907	1,837,674 109.4 $ 127.5 $ 258,621 $ 139,833 192.5% $ 0.72 $ 1.84 $ 1.82 30.8% 21,046 45,942	1,616,223 111.5 $ 130.5 $ 229,932 $ 134,431 177.3% $ 0.66 $ 2.73 $ 2.69 25.8% 20,994 46,394	1,435,019 117.5 $ 132.4 $ 155,925 $ 126,457 127.0% $ 0.60 $ 2.21 $ 2.19 24.7% 19,130 31,813	1,401,984 112.2 $ 134.2 $ 131,188 $ 123,409 109.1% $ 0.56 $ 1.80 $ 1.78 20.5% 17,034 26,792	1,336,218 118.0 $ 119.9 $ 119,656 $ 119,255 102.6% $ 0.50 $ 1.11 $ 1.10 27.6% 16,202 49,968
(5) Debt to total capital equals total debt divided by total debt plus shareholders' equity.
(6) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.
(7) It is impractical for Timken to reflect 2000 segment financial information related to the 2003 reorganization of its Automotive and Industrial Groups, as this structure was not in place at the time.
(8) It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.

APPENDIX TO EXHIBIT 13

On page 1, three bar charts were shown which contain the following information:

(1)	Net Sales ($ Millions)
	1999 2000 2001 2002 2003	2,495 2,643 2,447 2,550 3,788
(2)	Earnings Per Share - Diluted (dollars)
	1999 2000 2001 2002 2003	1.01 0.76 (0.69) 0.62 0.44
(3)	Dividends per Share (cents)
	1999 2000 2001 2002 2003	0.72 0.72 0.67 0.52 0.52