Form 10-K, Exhibit 13
period 2004-12-31
TIMKEN CO
filed 2005-03-15
CIK 98362

EXHIBIT 13

ANNUAL REPORT TO SHAREHOLDERS
FOR THE YEAR ENDED DECEMBER 31, 2004

FINANCIAL summary

2004		2003
(Thousands of dollars, except per share data)
Net sales Impairment and restructuring charges Income before income taxes Provision for income taxes Net income Earnings per share Earnings per share – assuming dilution Dividends per share	$ 4,513,671 13,434 199,779 64,123 $ 135,656 $ 1.51 $ 1.49 $ .52	$ 3,788,097 19,154 60,802 24,321 $ 36,481 $ .44 $ .44 $ .52

TIMKEN

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview

Introduction

The Timken Company is a leading global manufacturer of highly engineered antifriction bearings and alloy steels and a provider of related products and services. Timken operates under three
segments: Automotive Group, Industrial Group and Steel Group.

The Automotive and Industrial Groups design, manufacture
and distribute a range of bearings and related products and
services. Automotive Group customers include original equipment manufacturers of passenger cars, light trucks, and medium to heavy–duty trucks and their suppliers. Industrial Group
customers include both original equipment manufacturers and
distributors for agriculture, construction, mining, energy, mill, machine tooling, aerospace, and rail applications. Steel Group products include different alloys in both solid and tubular sections, as well as custom–made steel products, for both automotive and industrial applications, including bearings.

On February 18, 2003, Timken acquired The Torrington Company
(Torrington), also a leading bearing manufacturer, for approximately
$840 million. The acquisition strengthened Timken’s market
position among global bearing manufacturers, while expanding
Timken’s product line with complementary products and services and offering significant cost savings opportunities for the
combined organization.

Financial Overview

For 2004, The Timken Company reported net sales of approximately
$4.5 billion, an increase of approximately 19 percent from 2003.
Sales were higher across all three business segments. For 2004, earnings per diluted share were $1.49, compared to $0.44 per diluted share for 2003.

The company achieved record sales and strong earnings growth, compared to 2003, despite unprecedented high raw material
costs. In 2004, the company leveraged higher volume from the industrial recovery, implemented surcharges and price increases to begin to recover high raw material costs, and continued to expand in emerging markets. The integration of Torrington continued in

2004, with savings from purchasing synergies, workforce consolidation and other integration activities. During 2004, the company
divested certain non–strategic assets and completed two small acquisitions, which enhanced its industrial product and service capabilities.

The company expects the improvement in industrial demand to
continue in 2005. In the face of this strong demand, the company will continue to focus on growth, improving margins, customer service and productivity. As a result of strategic actions, including the Torrington acquisition, the company has a more diversified product portfolio and increased capacity to capitalize on strong markets. In 2005, the company expects improved performance for each of its three segments due to increased productivity, price increases and surcharges, which are expected to recover a signifi–
cant portion of raw material cost increases.

In 2004, the Automotive Group’s net sales increased from 2003 due to increased light vehicle penetration from new products, strong medium and heavy truck production and favorable foreign currency translation. The Automotive Group’s profitability benefit–
ed from higher sales and improved operating performance, but was negatively impacted by higher raw material costs.

In 2004, the Industrial Group’s net sales increased from 2003 due to higher global demand (notably construction, agriculture, rail and general industrial equipment), increased prices and favorable foreign currency translation. In addition to the increased sales volume, profit for the Industrial Group benefited from operating cost improvements and price increases.

In 2004, the Steel Group’s net sales increased from 2003 due to surcharges and price increases, which were driven by higher raw material costs, as well as increased volume. Demand increased across steel customer segments, led by strong industrial demand.
The Steel Group’s profitability improved significantly due to leverag–ing high volume and the recovery of raw material increases through surcharges and price increases.

TIMKEN

The Statement of Income

2004 compared to 2003

Overview:

2004		2003	$ Change	% Change
(Dollars in millions, except earnings per share)
Net sales Net income Earnings per share – diluted Average number of shares – diluted	$ 4,513.7 $ 135.7 $ 1.49 90,759,571	$ 3,788.1 $ 36.5 $ 0.44 83,159,321	$ 725.6 $ 99.2 $ 1.05 –	19.2% 271.8% 238.6% 9.1%

Sales by Segment:

2004		2003	$ Change	% Change
(Dollars in millions, and exclude intersegment sales)
Automotive Group Industrial Group Steel Group	$ 1,582.2 1,709.8 1,221.7	$ 1,396.1 1,498.8 893.2	$ 186.1 211.0 328.5	13.3% 14.1% 36.8%

Total Company	$ 4,513.7	$ 3,788.1	$ 725.6	19.2%

The Automotive Group’s net sales benefited from increased light vehicle penetration from new products, strong medium and heavy truck production and favorable foreign currency translation. The
Industrial Group’s net sales increased due to higher demand, increased prices and favorable foreign currency translation. Many end markets recorded substantial growth, especially construction, agriculture, rail, and general industrial equipment. For both the

Automotive and Industrial Groups, a portion of the net sales increase was attributable to Torrington’s results only being included from February 18, 2003, the date it was acquired. The increase in the Steel Group’s net sales resulted primarily from surcharges and price increases, which were driven by higher raw material costs, as well as increased volume. Demand increased across steel
customer segments, led by strong industrial demand.

Gross Profit :

2004		2003	$ Change	% Change
(Dollars in Millions)
Gross profit Gross profit % to net sales Integration and special charges included in cost of products sold	$ 838.6 18.6% $ 4.5	$ 639.1 16.9% $ 3.4	$ 199.5 – $ 1.1	31.2% 1.7% 32.4%

Gross profit for 2003 included a reclassification of $7.5 million from cost of products sold to selling, administrative and general expens–
es for Torrington engineering and research and development
expenses to be consistent with the company’s 2004 cost classifica–
tion methodology. Gross profit in 2004 benefited from higher sales and volume, strong operating performance and operating cost
improvements. Gross profit was negatively impacted by higher raw material costs, although the company recovered a significant portion of these costs through price increases and surcharges.

In 2004, integration charges related to the continued integration of
Torrington. In 2003, integration and special charges related prima–
rily to the integration of Torrington in the amount of $9.3 million and costs incurred for the Duston, England plant closure in the amount of $4.0 million. These charges were partially offset by curtailment gains in 2003 in the amount of $9.9 million resulting from the redesign of the company’s U.S.–based employee benefit plans.

TIMKEN

Selling, Administrative and General Expenses:

2004		2003	$ Change	% Change
(Dollars in Millions)
Selling, administrative and general expenses Selling, administrative and general expenses % to net sales Integration charges included in selling, administrative and general expenses	$ 587.9 13.0% $ 22.5	$ 521.7 13.8% $ 30.5	$ 66.2 – $ (8.0)	12.7% (0.8)% (26.2)%

Selling, administrative and general expenses for 2003 included a reclassification of $7.5 million from cost of products sold. The increase in selling, administrative and general expenses in 2004 was due primarily to higher sales, higher accruals for performance–
based compensation and foreign currency translation, partially offset by lower integration charges. The decrease between years in selling, administrative and general expenses as a percentage of net sales was primarily the result of the company’s ability to leverage expenses on higher sales, continued focus on controlling spending, and savings resulting from the integration of Torrington.

The integration charges for 2004 related to the continued integra–
tion of Torrington, primarily for information technology and purchas–ing initiatives. In 2003, integration charges included integration costs for the Torrington acquisition of $27.6 million and curtailment losses resulting from the redesign of the company’s U.S.–based employee benefit plans of $2.9 million.

Impairment and Restructuring Charges:

2004		2003	$ Change
(Dollars in millions)
Impairment charges Severance and related benefit costs Exit costs	$ 8.5 4.2 0.7	$ 12.5 2.9 3.7	$ (4.0) 1.3 (3.0)

Total	$ 13.4	$ 19.1	$ (5.7)

In 2004, the impairment charges related primarily to the write–
down of property, plant and equipment at one of the Steel
Group’s facilities. The severance and related benefit costs related to associates who exited the company as a result of the integration of Torrington. The exit costs related primarily to facilities in the U.S.

In 2003, impairment charges represented the write–off of the remaining goodwill for the Steel Group in accordance with
Statement of Financial Accounting Standards (SFAS) No. 142,
“Goodwill and Other Intangible Assets,” of $10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million.
The severance and related benefit costs of $2.9 million related to associates who exited the company as a result of the integration of
Torrington and other actions taken by the company to reduce costs.
The exit costs were comprised of $3.0 million for the Columbus,
Ohio plant and $0.7 million for the Duston, England plant. The
Duston and Columbus plants were closed as part of the company’s manufacturing strategy initiative (MSI) program in 2001. The additional costs that were incurred in 2003 for these two projects were the result of changes in estimates.

The company continues to evaluate the competitiveness of its operations and may from time to time determine to close
operations that are not competitive. The company may incur
charges associated with the closure of such operations in future periods that may be material.

In May 2004, the company announced a plan to begin closing its three bearing plants in Canton, Ohio. In June 2004, the company and the United Steelworkers of America (Union) began the “effects bargaining” process. In July 2004, the company and the Union agreed to enter into early formal negotiations over the current labor contract, which expires in September 2005. Because the company and the Union are still in discussions, final decisions have not been made regarding the plant closings, including the timing, the impact on employment, and the magnitude of savings and charges for
restructuring, which could be material. Therefore, the company is unable to determine the impact of these plant closings in
accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.”

TIMKEN

Interest Expense and Income:

2004		2003	$ Change
(Dollars in millions)
Interest expense Interest income	$ 50.8 $ 1.4	$ 48.4 $ 1.1	$ 2.4 $ 0.3

Interest expense increased due primarily to higher average debt balances during 2004, compared to 2003.

Other Income and Expense:

2004		2003	$ Change
(Dollars in millions)
CDSOA receipts, net of expenses	$ 44.4	$ 65.6	$ (21.2)

Impairment charge – equity investment Gain on divestitures of non–strategic assets Loss on dissolution of subsidiary Other	$ – $ 16.4 $ (16.2) $ (32.6)	$ (45.7) $ 2.0 $ – $ (12.0)	$ 45.7 $ 14.4 $ (16.2) $ (20.6)

Other expense – net	$ (32.4)	$ (55.7)	$ 23.3

U.S. Continued Dumping and Subsidy Offset Act (CDSOA) receipts are reported net of applicable expenses. In addition, amounts received in 2003 are net of a one–time repayment of $2.8 million, due to a miscalculation by the U.S. Treasury Department, of funds received by the company in 2002. CDSOA provides for distribution of monies collected by U.S. Customs from antidumping cases to qualifying domestic producers where the domestic producers have continued to invest in their technology, equipment and people. In
2004, the CDSOA receipts of $44.4 million were net of the
amounts that Timken delivered to the seller of the Torrington business, pursuant to the terms of the agreement under which the company purchased Torrington. In 2003 and 2004, Timken
delivered to the seller of the Torrington business 80% of the
CDSOA payments received in 2003 and 2004 for Torrington’s
bearing business. Timken is under no further obligation to transfer any CDSOA payments to the seller of the Torrington business. The company cannot predict whether it will receive any additional payments under CDSOA in 2005 or, if so, in what amount. If the company does receive any additional CDSOA payments, they will most likely be received in the fourth quarter. In September 2002, the World Trade Organization (WTO) ruled that such payments
are inconsistent with international trade rules. The U.S. Trade
Representative appealed this ruling, but the WTO upheld the ruling on January 16, 2003. CDSOA continues to be in effect in the
United States at this time.

During 2004, the company sold certain non–strategic assets, which included: real estate at its facility in Duston, England, which ceased operations in 2002, for a gain of $22.5 million; and the company’s
Kilian bearing business, which was acquired in the Torrington acquisition, for a loss of $5.4 million. In 2003, the gain related primarily to the sale of property in Daventry, England.

In 2004, the company began the process of liquidating one of its inactive subsidiaries, British Timken, which is located in Duston,
England. The company recorded a non–cash charge of $16.2 million on dissolution, which related primarily to the transfer of cumulative foreign currency translation losses to the statement of income.

For 2004, “other expense, net” included losses on the disposal of assets, losses from equity investments, foreign currency exchange losses, donations, minority interests, and a non–cash charge for the adoption of FASB Interpretation No. 46, “Consolidation of Variable
Interest Entities, an interpretation of Accounting Research Bulletin
No. 51” (FIN 46). For 2003, “other expense, net” included losses from equity investments, losses on the disposal of assets, foreign currency exchange gains, and minority interests.

During 2000, the company’s Steel Group invested in a joint venture,
PEL Technologies (PEL), to commercialize a proprietary technology that converts iron units into engineered iron oxide for use in pigments, coatings and abrasives. The company previously
accounted for its investment in PEL, which is a development stage company, using the equity method. In the fourth quarter of 2003, the company concluded that its investment in PEL was impaired and recorded a non–cash impairment charge totaling $45.7 million.
Refer to Note 12 – Equity Investments in the notes to consolidated financial statements for additional discussion.

TIMKEN

Income Tax Expense:

2004		2003	$ Change	% Change
(Dollars in millions)
Income tax expense Effective tax rate	$ 64.1 32.1%	$ 24.3 40.0%	$ 39.8 –	163.8% (7.9)%

Income tax expense for 2004 was positively impacted by tax
benefits relating to settlement of prior years’ liabilities, the changes in the tax status of certain foreign subsidiaries, earnings of certain subsidiaries being taxed at a rate less than 35%, benefits of tax holidays in China and the Czech Republic, tax benefits from extra–territorial income exclusion, and the aggregate impact of certain items of income that were not subject to income tax. These
benefits were partially offset by the establishment of a valuation allowance against certain deferred tax assets associated with loss carryforwards attributable to a subsidiary, which is in the process of liquidation; state and local income taxes; and taxes incurred on foreign remittances. Management does not anticipate that the extent of the tax benefits relating to settlement of prior years’
liabilities, the tax benefit from changes in tax status of foreign subsidiaries, and the tax charges associated with the establishment of the valuation allowance attributable to the subsidiary that is being liquidated will recur in the near future. The effective tax rate for 2003 exceeded the U.S. statutory tax rate as a result of state and local income taxes, withholding taxes on foreign remittances, losses incurred in foreign jurisdictions that were not available to reduce overall tax expense, and the aggregate effect of certain nondeductible expenses. The unfavorable tax rate
adjustments were partially mitigated by benefits from extraterritorial income.

On October 22, 2004, the President signed the American Jobs
Creation Act of 2004 (the Jobs Act). The Jobs Act creates a
temporary incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividends received
deduction for certain dividends from controlled foreign corpora–
tions. This deduction is subject to a number of limitations. As such, the company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The company expects to finalize its assessment by June 30, 2005. The Jobs Act also contains a provision that will enable the company to deduct 3%, increasing to
9% by year 2010, of the income derived from certain manufactur–
ing operations. Due to its net operating loss carryforward position, the company does not anticipate achieving any benefit from this provision in 2005.

Business Segments:
The primary measurement used by management to measure the
financial performance of each Group is adjusted EBIT (earnings before interest and taxes, excluding the effect of amounts related to certain items that management considers not representative of ongoing operations such as impairment and restructuring, integra–
tion costs, one–time gains or losses on sales of assets, allocated receipts received or payments made under the CDSOA, loss on the dissolution of subsidiary, and acquisition–related currency exchange gains). Refer to Note 14 – Segment Information in the notes to consolidated financial statements for the reconciliation of adjusted
EBIT by Group to consolidated income before income taxes.

Automotive Group:

2004		2003	$ Change	% Change
(Dollars in millions)
Net sales, including intersegment sales Adjusted EBIT Adjusted EBIT margin	$ 1,582.2 $ 15.9 1.0%	$ 1,396.1 $ 15.7 1.1%	$ 186.1 $ 0.2 –	13.3% 1.3% (0.1)%

The Automotive Group includes sales of bearings and other
products and services (other than steel) to automotive original equipment manufacturers. The Automotive Group’s net sales in
2004 benefited from increased light vehicle penetration from new products, strong medium and heavy truck production and favorable foreign currency translation. Sales for light vehicle applications increased, despite lower vehicle production in North America.
Medium and heavy truck demand continued to be strong primarily due to a 37% increase in North American vehicle production.

A portion of the net sales increase was attributable to the acquisition of Torrington. The Automotive Group’s profitability in 2004
benefited from higher sales and strong operating performance, but was negatively impacted by higher raw material costs. The
Automotive Group expects to improve its ability to recover these higher raw material costs in the future as multi–year contracts mature. In 2005, the company expects that North American and
European vehicle production will be down slightly and medium and heavy truck production will grow, but at a lower rate than in 2004.

TIMKEN

Industrial Group:

2004		2003	$ Change	% Change
(Dollars in millions)
Net sales, including intersegment sales Adjusted EBIT Adjusted EBIT margin	$ 1,711.2 $ 177.9 10.4%	$ 1,499.7 $ 128.0 8.5%	$ 211.5 $ 49.9 –	14.1% 39.0% 1.9%

Sales by the Industrial Group include global sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; construction and agriculture;
rail; and aerospace and defense customers. The Industrial Group also includes aftermarket distribution operations for products other than steel. The Industrial Group’s net sales in 2004 increased due to higher demand, increased prices and favorable foreign cur–
rency translation. Many end markets recorded substantial growth, especially construction, agriculture, rail, and general industrial equipment. A portion of the net sales increase was attributable to the acquisition of Torrington. Sales to distributors increased slightly in 2004, as distributors reduced their inventories of Torrington–
branded products. The company expects this inventory reduction to continue in 2005. In addition to the increased sales volume, profit for the Industrial Group benefited from operating cost improvements and price increases. The company has seen a rapid increase in industrial demand and anticipates strong demand
through 2005. The company continues to focus on increasing
capacity, improving customer service, and exploring global growth initiatives.

Steel Group:

2004		2003	$ Change	% Change
(Dollars in millions)
Net sales, including intersegment sales Adjusted EBIT (loss) Adjusted EBIT (loss) margin	$ 1,383.6 $ 54.8 4.0%	$ 1,026.5 $ (6.0) (0.6)%	$ 357.1 $ 60.8 –	34.8% – –

The Steel Group’s products include steels of intermediate alloy, low alloy and carbon grades in both solid and tubular sections, as well as custom–made steel products, for both industrial and automotive applications, including bearings. The increase in the Steel Group’s net sales in 2004 resulted primarily from surcharges and price increases, which were driven by higher raw material costs, as well as increased volume. Demand increased across all steel customer segments, led by strong industrial market growth. The strongest customer segments for the Steel Group were oil production,
aerospace and general industrial customers. The Steel Group’s profitability improved significantly in 2004 due to volume, raw material surcharges and price increases. Raw material costs, especially scrap steel prices, increased over 2003. The company recovered these cost increases primarily through surcharges. The
Steel Group operated at near capacity during much of 2004, which the company expects to continue into 2005. Even though the
company anticipates raw material costs to remain high through
2005, the company expects improved earnings with price increases in contracts effective for 2005.

During the second quarter of 2004, the company’s Faircrest steel facility was shut down for 10 days to clean up contamination from a material commonly used in industrial gauging. This material entered the facility from scrap steel provided by one of its suppliers.
In 2004, the company recovered all of the clean–up, business interruption and disposal costs in excess of $4 million of insurance deductibles.

TIMKEN

2003 compared to 2002

Overview:

2003		2002	$ Change	% Change
(Dollars in millions, except earnings per share)
Net sales
Income before cumulative effect of change in accounting principle
Cumulative effect of change in accounting principle, net of tax
Net income
Earnings per share before cumulative effect of change in
        accounting principle – diluted
Cumulative effect of change in accounting principle, net of tax
Earnings per share – diluted
Average number of shares – diluted	$ 3,788.1 $ 36.5 $ – $ 36.5 $ 0.44 $ – $ 0.44 83,159,321	$ 2,550.1 $ 51.4 $ (12.7) $ 38.7 $ 0.83 $ (0.21) $ 0.62 61,635,339	$ 1,238.0 $ (14.9) $ 12.7 $ (2.2) $ (0.39) $ 0.21 $ (0.18) –	48.6% (29.1)% – (5.9)% (47.0)% – (29.0)% 34.9%

In 2002, the cumulative effect of change in accounting principle related to the adoption of SFAS No. 142, “Goodwill and Other Intangible
Assets.” The goodwill impairment charge related to the company’s Specialty Steel business.

Sales by Segment:

2003		2002	$ Change	% Change
(Dollars in millions, and exclude intersegment sales)
Automotive Group Industrial Group Steel Group	$ 1,396.1 1,498.8 893.2	$ 752.8 971.5 825.8	$ 643.3 527.3 67.4	85.5% 54.3% 8.2%

Total company	$ 3,788.1	$ 2,550.1	$ 1,238.0	48.6%

The increases in net sales in 2003 for both the Automotive and the
Industrial Groups were primarily the result of the Torrington acquisition. The Automotive Group’s net sales further benefited from the launch of new product platforms, the increasing demand in the medium and heavy truck segments, and favorable foreign currency translation. In addition to the effect of the Torrington acquisition,

the Industrial Group’s net sales increased in 2003 due to favorable foreign currency translation and improved sales to industrial distrib–utors. The increase in the Steel Group’s net sales in 2003 was due primarily to penetration gains in industrial markets and increased demand from automotive and industrial customers.

Gross Profit:

2003		2002	$ Change	% Change
(Dollars in millions)
Gross profit Gross profit % to net sales Reorganization and integration charges included in cost of products sold	$ 639.1 16.9% $ 3.4	$ 469.6 18.4% $ 8.5	$ 169.5 – $ (5.1)	36.1% (1.5)% (60.0)%

Gross profit increased in 2003, primarily due to the incremental sales volume from the Torrington acquisition. Gross profit for the
Automotive Group benefited in 2003 from the additional sales volume, resulting from the Torrington acquisition; however, it was negatively impacted by additional costs associated with the restruc–turing of its manufacturing plants. During the last six months of
2003, the Automotive Group reduced employment by more than
750 associates. This action, along with others, improved the
Automotive Group’s productivity in the fourth quarter of 2003. In addition to the increased sales volume from the Torrington acquisi–
tion, gross profit for the Industrial Group benefited in 2003 from improved performance in Europe that was largely due to favorable foreign currency exchange, exiting of low–margin businesses and manufacturing cost reductions. Steel Group gross profit in 2003 was negatively impacted by extremely high costs for scrap steel, natural gas and alloys, which more than offset increased sales, raw material surcharges passed on to customers and higher capacity utilization.

In 2003, reorganization and integration charges included in cost of products sold related primarily to the integration of Torrington in the amount of $9.3 million and costs incurred for the Duston, England plant closure in the amount of $4.0 million. These charges were partially offset by curtailment gains in the amount of $9.9 million, resulting from the redesign of the company’s U.S.–based employee benefit plans.

TIMKEN

Selling, Administrative and General Expenses:

2003		2002	$ Change	% Change
(Dollars in millions)
Selling, administrative and general expenses Selling, administrative and general expenses % to net sales Reorganization and integration charges included in selling, administrative and general expenses	$ 521.7 13.8% $ 30.5	$ 358.9 14.1% $ 9.9	$ 162.8 – $ 20.6	45.4% (0.3)% 208.0%

Selling, administrative and general expenses in 2003 increased primarily due to the Torrington acquisition, costs incurred in the integration of Torrington and currency exchange rates. Even though the amount of selling, administrative and general expenses in 2003 increased from 2002 as a result of higher net sales, selling, administrative and general expenses as a percentage of net sales decreased to 13.8% in 2003 from 14.1% in 2002.

In 2003, reorganization and integration charges included in selling, administrative and general expenses reflected integration costs for the Torrington acquisition of $27.6 million and curtailment losses resulting from the redesign of the company’s U.S.–based employee benefit plans of $2.9 million.

Impairment and Restructuring Charges:

2003		2002	$ Change
(Dollars in millions)
Impairment charges Severance and related benefit costs Exit costs	$ 12.5 2.9 3.7	$ 17.9 10.2 4.0	$ (5.4) (7.3) (0.3)

Total	$ 19.1	$ 32.1	$ (13.0)

In 2003, impairment charges represented the write–off of
the remaining goodwill for the Steel Group in accordance with
SFAS No. 142, “Goodwill and Other Intangible Assets,” of
$10.2 million and impairment charges for the Columbus, Ohio
plant of $2.3 million. The severance and related benefit costs of
$2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of
$3.0 million for the Columbus, Ohio plant and $0.7 million for the

Duston, England plant. The Duston and Columbus plants were
closed as part of the company’s MSI program in 2001. The addition–
al costs that were incurred in 2003 for these two projects were the result of changes in estimates. In 2002, the impairment charges and exit costs were related to the Duston, England and Columbus,
Ohio plant closures. The severance and curtailment expenses
related primarily to a salaried workforce reduction throughout the company.

Interest Expense and Income:

2003		2002	$ Change
(Dollars in millions)
Interest expense Interest income	$ 48.4 $ 1.1	$ 31.5 $ 1.7	$ 16.9 $ (0.6)

The increase in interest expense in 2003 was due to the additional debt incurred as a result of the Torrington acquisition. Interest income was not significant in either year.

TIMKEN

Other Income and Expense:

2003		2002	$ Change
(Dollars in millions)
CDSOA receipts, net of expenses Impairment charge – equity investment Other expense, net	$ 65.6 $ (45.7) $ (10.0)	$ 50.2 $ – $ (13.4)	$ 15.4 $ (45.7) $ 3.4

CDSOA receipts are reported net of applicable expenses. In addi–
tion, amounts received in 2003 are net of a one–time repayment, due to a miscalculation by the U.S. Treasury Department of funds received by the company in 2002. The amounts received in 2003 related to the original Timken tapered roller, ball and cylindrical bearing businesses and the Torrington tapered roller bearing business. Pursuant to the terms of the agreement under which the company purchased the Torrington business, Timken must deliver to the seller of the Torrington business 80% of any CDSOA
payments received in 2003 and 2004 related to the Torrington business.

During 2000, the company’s Steel Group invested in PEL to
commercialize a proprietary technology that converts iron units into engineered iron oxide for use in pigments, coatings and abrasives.
The company previously accounted for its investment in PEL,
which is a development stage company, using the equity method.
In the fourth quarter of 2003, the company concluded that its investment in PEL was impaired due to the following indicators of impairment: history of negative cash flow and losses; 2004 oper–
ating plan with continued losses and negative cash flow; and the continued required support from the company or another party.
Accordingly, the company recorded a non–cash impairment charge totaling $45.7 million, which is comprised of the PEL indebtedness that the company has guaranteed of $26.5 million and the write–off of the advances to and investments in PEL that the company has made of $19.2 million.

In 2003, “other expense, net” included losses from other equity investments, losses from the sale of assets, foreign currency exchange gains (including acquisition–related currency exchange gains), and one–time net gains from the sales of non–strategic assets. In 2002, “other expense, net” included foreign currency exchange losses, losses on the disposal of assets and losses from equity investments.

Income Tax Expense:

The effective tax rate was 40.0% for the years ended December
31, 2003 and 2002. The effective tax rate for both years exceeded the U.S. statutory tax rate, as a result of taxes paid to state and local jurisdictions, withholding taxes on foreign remittances, recognition of losses in jurisdictions that were not available to reduce overall tax expense, additional taxes on foreign income, and the aggregate effect of other permanently non–deductible expenses.
The unfavorable tax rate adjustments were partially mitigated by benefits from extraterritorial income.

TIMKEN

Business Segments:

Automotive Group:

2003		2002	$ Change	% Change
(Dollars in millions)
Net sales, including intersegment sales Adjusted EBIT Adjusted EBIT margin	$ 1,396.1 $ 15.7 1.1%	$ 752.8 $ 11.1 1.5%	$ 643.3 $ 4.6 –	85.5% 41.4% (0.4)%

The Automotive Group includes sales of bearings and other products and services (other than steel) to automotive original equip–
ment manufacturers. The increase in sales between years was
primarily the result of the acquisition of Torrington. Strengthening medium and heavy truck markets, new product introductions and favorable foreign currency exchange rates further benefited the
Automotive Group’s net sales. The Automotive Group’s results in

2003 reflected higher costs due to issues in the execution of the restructuring of its automotive plants and expenditures related to new ventures in China and a U.S.–based joint venture, Advanced
Green Components. However, the Automotive Group began to see some improvement from the rationalization initiatives in the fourth quarter of 2003.

Industrial Group:

2003		2002	$ Change	% Change
(Dollars in millions)
Net sales, including intersegment sales Adjusted EBIT Adjusted EBIT margin	$ 1,499.7 $ 128.0 8.5%	$ 971.5 $ 73.0 7.5%	$ 528.2 $ 55.0 –	54.4% 75.2% 1.0%

Sales by the Industrial Group include global sales of bearings and other products and services (other than steel) to a diverse customer base, including: industrial equipment; off–highway; rail; and aero–space and defense customers. The Industrial Group also includes the financial results for Timken’s aftermarket distribution operations for products other than steel. The sales increase between years was primarily the result of the acquisition of Torrington. Many of the markets served by the Industrial Group remained relatively flat during 2003. The Industrial Group benefited from improved
performance in Europe that was largely due to favorable foreign currency exchange rates and improved results in the rail business, strong aftermarket sales to industrial distributors, exiting of low–margin business, and manufacturing cost reductions.

TIMKEN

Steel Group:

2003		2002	$ Change	% Change
(Dollars in millions)
Net sales, including intersegment sales Adjusted EBIT (loss) Adjusted EBIT (loss) margin	$ 1,026.5 $ (6.0) (0.6)%	$ 981.3 $ 32.5 3.3%	$ 45.2 $ (38.5) –	4.6% – –

The increase in the Steel Group’s net sales was primarily the result of penetration gains in industrial markets and increased demand from automotive and industrial customers, partially offset by lower intersegment sales. The Steel Group’s results were negatively impacted by extremely high costs for scrap steel, natural gas and alloys, partially offset by increased sales, higher capacity utilization, implementation of new raw material surcharges and price increases.

The Balance Sheet
Total assets as shown on the Consolidated Balance Sheet at December 31, 2004 increased by $248.7 million from December 31, 2003.
This increase was due primarily to increased working capital required to support higher sales.

Current Assets:

12/31/04		12/31/03	$ Change	% Change
(Dollars in millions)
Cash and cash equivalents Accounts receivable, net Deferred income taxes Inventories	$ 51.0 717.4 90.1 874.8	$ 28.6 602.3 50.3 695.9	$ 22.4 115.1 39.8 178.9	78.3% 19.1% 79.1% 25.7%

Total current assets	$ 1,733.3	$ 1,377.1	$ 356.2	25.9%

The increase in cash and cash equivalents in 2004 was partially due to accumulated cash at certain debt–free foreign subsidiaries. Refer to the Consolidated Statement of Cash Flows for further explana–
tion. The increase in accounts receivable, net was due primarily to sales being higher in the fourth quarter of 2004, compared to the fourth quarter of 2003. The increase in deferred income taxes related primarily to a reclassification of the benefit of certain loss carryforwards from non–current deferred income taxes. The increase in inventories was due primarily to increased volume and higher raw material costs.

Property, Plant and Equipment – Net:

12/31/04		12/31/03	$ Change	% Change
(Dollars in millions)
Property, plant and equipment – cost Less: allowances for depreciation	$ 3,622.2 (2,039.2)	$ 3,503.8 (1,893.0)	$ 118.4 (146.2)	3.4% (7.7)%

Property, plant and equipment – net	$ 1,583.0	$ 1,610.8	$ (27.8)	(1.7)%

The decrease in property, plant and equipment – net in 2004 was due primarily to depreciation expense in excess of capital expenditures.

TIMKEN

Other Assets:

12/31/04		12/31/03	$ Change	% Change
(Dollars in millions)
Goodwill Other intangible assets Intangible pension assets Miscellaneous receivables and other assets Deferred income taxes Deferred charges and prepaid expenses	$ 189.3 86.0 92.9 138.5 76.8 38.8	$ 173.1 91.5 106.5 130.1 148.8 51.8	$ 16.2 (5.5) (13.6) 8.4 (72.0) (13.0)	9.4% (6.0)% (12.8)% 6.5% (48.4)% (25.1)%

Total other assets	$ 622.3	$ 701.8	$ (79.5)	(11.3)%

The increase in goodwill in 2004 was due primarily to the finaliza–
tion of the purchase price allocation for the Torrington acquisition.
Goodwill resulting from the Torrington acquisition was $56.9 million at December 31, 2004, compared to $47.0 million at December 31,
2003. During 2004, the Industrial Group completed two small

acquisitions, which increased goodwill by $3.7 million. The decrease in deferred income taxes related primarily to a reclassifi– cation of certain loss carryforwards to current deferred income taxes.

Current Liabilities:

12/31/04		12/31/03	$ Change	% Change
(Dollars in millions)
Short–term debt Accounts payable and other liabilities Salaries, wages and benefits Income taxes Current portion of long–term debt	$ 157.4 520.2 343.4 19.0 1.3	$ 114.5 425.2 376.6 78.5 6.7	$ 42.9 95.0 (33.2) (59.5) (5.4)	37.5% 22.3% (8.8)% (75.8)% (80.6)%

Total current liabilities	$ 1,041.3	$ 1,001.5	$ 39.8	4.0%

The increase in short–term debt in 2004 was due primarily to addi–
tional borrowings as a result of working capital requirements due to increased volume and cash contributions to its U.S.–based pension plans. The increase in accounts payable and other liabilities was due primarily to an increase in trade accounts payable, resulting from increased production volume. The decrease in salaries,
wages and benefits was due primarily to a decrease in the current portion of accrued pension cost, based upon the company’s
estimate of contributions to its pension plans in the next twelve months, partially offset by higher accruals for performance–based compensation. The decrease in income taxes was due primarily to the payment of capital gains tax, resulting from the 2003 sale of an interest in a joint venture and the settlement of taxes from prior year liabilities.

Non–Current Liabilities:

12/31/04		12/31/03	$ Change	% Change
(Dollars in millions)
Long–term debt Accrued pension cost Accrued postretirement benefits cost Other non–current liabilities	$ 620.6 468.6 490.4 47.7	$ 613.4 477.5 477.0 30.8	$ 7.2 (8.9) 13.4 16.9	1.2% (1.9)% 2.8% 54.9%

Total non–current liabilities	$ 1,627.3	$ 1,598.7	$ 28.6	1.8%

The decrease in accrued pension cost in 2004 was due primarily to plan contributions, partially offset by current year accruals for pen– sion expense and an increase in the minimum pension liability.	Refer to Note 13 – Retirement and Postretirement Benefit Plans in the notes to consolidated financial statements for additional discussion.

TIMKEN

Shareholders’ Equity:

12/31/04		12/31/03	$ Change	% Change
(Dollars in millions)
Common stock Earnings invested in the business Accumulated other comprehensive loss Treasury shares	$ 711.8 847.7 (289.5) (0.2)	$ 689.3 758.9 (358.4) (0.2)	$ 22.5 88.8 68.9 –	3.3% 11.7% 19.2% –

Total shareholders’ equity	$ 1,269.8	$ 1,089.6	$ 180.2	16.5%

Earnings invested in the business were increased in 2004 by net income, partially offset by dividends declared. The decrease in accumulated other comprehensive loss was due primarily to an increase in the foreign currency translation adjustment, partially offset by an increase in the minimum pension liability. The increase in the foreign currency translation adjustment was due primarily to the strengthening of the Euro, Polish Zloty, Romanian Leu, and the
Canadian Dollar relative to the U.S. Dollar and the write–off of the cumulative foreign currency translation adjustment loss, resulting from the dissolution of one of the company’s inactive subsidiaries,
British Timken. During 2004, the American Institute of Certified
Public Accountants SEC Regulations Committee’s International
Practices Task Force concluded that Romania should come off
highly inflationary status no later than October 1, 2004. Effective
October 1, 2004, the company no longer accounted for Timken
Romania as highly inflationary.

Cash Flows

2004		2003	$ Change
(Dollars in millions)
Net cash provided by operating activities
Net cash (used) by investing activities
Net cash (used) provided by financing activities
Effect of exchange rate changes on cash
Increase (decrease) in cash and cash equivalents	$ 139.1 $ (108.6) $ (20.4) $ 12.2 $ 22.3	$ 204.9 $ (665.0) $ 401.9 $ 4.8 $ (53.4)	$ (65.8) $ 556.4 $ (422.3) $ 7.4

Net cash provided by operating activities was negatively impacted by higher cash contributions to the company’s pension plans in
2004 of $197.0 million ($185.0 million for U.S.–based plans), compared to $174.0 million ($168.9 million for U.S.–based plans) in
2003. Net cash provided by operating activities was also negatively impacted by cash used for other changes in operating assets and liabilities of $90.1 million in 2004, compared to cash provided of
$65.5 million in 2003, which was primarily the result of working capital requirements for increased sales volume and the payment in 2004 of capital gains tax, resulting from the 2003 sale of an interest in a joint venture. These net cash outflows were partially offset by higher net income, adjusted for non–cash items equaling
$426.2 million in 2004, compared to $313.4 in 2003. The non–cash items included depreciation and amortization expense, gain or loss on disposals of assets, loss on dissolution of subsidiary, impairment charges, deferred income tax provision, and common stock issued in lieu of cash to employee benefit plans.

The decrease in net cash used by investing activities was the result of the cash portion of the Torrington acquisition of $725.1 million in
2003. Proceeds from the sale of non–strategic assets were
$50.7 million and $152.3 million in 2004 and 2003, respectively.
Purchases of property, plant and equipment – net of $155.2 million in 2004 increased from $118.5 million in 2003.

In 2004, net cash used by financing activities related primarily to dividends paid, partially offset by net borrowings on the company’s credit facilities. In 2003, net cash provided by financing activities related primarily to the additional debt incurred and common stock issued in connection with the Torrington acquisition and the public equity offerings of the company’s common stock, partially offset by dividends paid and net payments on the company’s credit facilities.

TIMKEN

Liquidity and Capital Resources

Total debt was $779.3 million at December 31, 2004, compared to
$734.6 million at December 31, 2003. Net debt was $728.4 million at December 31, 2004, compared to $706.0 million at December
31, 2003. The net debt to capital ratio was 36.5% at December 31,
2004, compared to 39.3% at December 31, 2003. The company
expects that any cash requirements in excess of cash generated from operating activities will be met by the availability under its accounts receivable securitization facility and its senior credit facility. At December 31, 2004, the company had outstanding
letters of credit totaling $71.0 million and borrowings of
$10.0 million under the $500 million senior credit facility, which reduced the availability under that facility to $419.0 million. Also, at
December 31, 2004, the company had no outstanding borrowings under the $125 million accounts receivable securitization facility.
The company believes it has sufficient liquidity to meet its obligations through 2005.

Reconciliation of Total Debt to Net Debt and the Ratio of Net Debt to Capital:
Net debt:

12/31/04		12/31/03
(Dollars in millions)
Short–term debt Current portion of long–term debt Long–term debt	$ 157.4 1.3 620.6	$ 114.5 6.7 613.4

Total debt Less: cash and cash equivalents	779.3 (50.9)	734.6 (28.6)

Net debt	$ 728.4	$ 706.0

Ratio of net debt to capital:

12/31/04		12/31/03
(Dollars in millions)
Net debt Shareholders’ equity	$ 728.4 1,269.8	$ 706.0 1,089.6

Net debt + shareholders’ equity (capital)	$ 1,998.2	$ 1,795.6

Ratio of net debt to capital	36.5%	39.3%

The company presents net debt because it believes net debt is more representative of the company’s indicative financial position due to a temporary increase in cash and cash equivalents.

Under its $500 million senior credit facility, the company has three financial covenants: consolidated net worth; leverage ratio; and
fixed charge coverage ratio. At December 31, 2004, the company was in full compliance with the covenants under its senior credit facility and its other debt agreements.

In January 2004, Standard & Poor’s Rating Services reaffirmed its
BBB– corporate credit rating on the company. In October 2003,
Moody’s Investors Services lowered its rating of the company’s debt from Baa3 to Ba1. The ratings apply to the company’s senior unsecured debt and senior implied and senior unsecured issuer ratings. The impact of the lowered ratings by Moody’s on the company’s earnings has been minimal, with only a slight increase in the cost of the company’s senior credit facility.

TIMKEN

The company’s contractual debt obligations and contractual commitments outstanding as of December 31, 2004 are as follows:

Payments due by Period

Contractual Obligations	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
(Dollars in millions)
Long–term debt Short–term debt Operating leases Supply agreement	$ 621.9 157.4 109.7 7.5	$ 1.3 157.4 19.3 5.2	$ 101.2 – 33.9 2.3	$ 27.3 – 23.3 –	$ 492.1 – 33.2 –

Total	$896.5	$ 183.2	$ 137.4	$ 50.6	$ 525.3

The company expects to make cash contributions of $135.0 million to its defined benefit pension plans in 2005. Refer to Note 13 –
Retirement and Postretirement Benefit Plans in the notes to
consolidated financial statements. In connection with the sale of the company’s Ashland tooling plant in 2002, the company entered into a $25.9 million four–year supply agreement, pursuant to which the company purchases tooling, which expires on June 30, 2006.

During 2004, the company did not purchase any shares of its
common stock as authorized under the company’s 2000 common

stock purchase plan. This plan authorizes the company to buy in the open market or in privately negotiated transactions up to four million shares of common stock, which are to be held as treasury shares and used for specified purposes. The company may
exercise this authorization until December 31, 2006. The company does not expect to be active in repurchasing its shares under this plan in the near–term.

The company does not have any off–balance sheet arrangements with unconsolidated entities or other persons.

TIMKEN

Other Information
Recent Accounting Pronouncements:

In November 2004, the Financial Accounting Standards Board
(FASB) issued SFAS No. 151, “Inventory Costs, an amendment of
ARB 43, Chapter 4.” SFAS No. 151 requires certain inventory costs to be recognized as current period expenses. SFAS No. 151 also provides guidance for the allocation of fixed production costs. This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Accordingly, the company will adopt this standard in 2006. The company has not yet determined the impact, if any, SFAS No. 151 will have on its results of operations, cash flows and financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share–Based
Payment.” SFAS No. 123R is a revision of SFAS No. 123,
“Accounting for Stock–Based Compensation,” which supersedes
Accounting Principles Board (APB) Opinion No. 25, “Accounting for
Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach to accounting for share–
based payments in SFAS No. 123R is similar to the approach
described in SFAS No. 123. However, SFAS No. 123R requires all share–based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the first reporting period, beginning after June 15, 2005. Early adoption is permitted.
The company expects to adopt the provisions of SFAS No. 123R, effective July 1, 2005.

SFAS No. 123R permits public companies to adopt its requirements using either the “modified prospective” method or “modified retro–spective” method. Under the “modified prospective” method, compensation cost is recognized, beginning with the effective date
(a) based on the requirements of SFAS No. 123R for all share–based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The “modified retrospective” method
includes the requirements of the “modified prospective” method, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma
disclosures either all periods presented or prior interim periods of the year of adoption. The company plans to adopt SFAS No. 123R using the “modified prospective” method.

As permitted by SFAS 123, the company currently accounts for share–based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R’s fair value method may have a
significant impact on the company’s results of operations, although it will have no impact on the company’s overall financial position.
The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share–based payments granted in the future. However, had the company adopted SFAS
No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the
disclosure of pro forma net income and earnings per share in Note
1 to the company’s consolidated financial statements. SFAS No.
123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adop–
tion. While the company cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax
deductions were $3.1 million, $1.1 million and $0 in 2004, 2003 and
2002, respectively.

Critical Accounting Policies and Estimates:
The company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States.
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

Revenue recognition:
 The company’s revenue recognition policy is to recognize revenue when title passes to the customer. This occurs at the shipping

TIMKEN

point, except for certain exported goods, for which it occurs when the goods reach their destination. Selling prices are fixed, based on purchase orders or contractual arrangements. Write–offs of accounts receivable historically have been low.

Goodwill:
SFAS No. 142, “Goodwill and Other Intangible Assets” requires that goodwill and indefinite–lived intangible assets be tested for impairment at least annually. Furthermore, goodwill is reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The company
engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. In 2004, since the fair values of the
company’s reporting units exceeded their carrying values, no impairment loss was recognized. However, in 2003 and 2002, the carrying values of the company’s Steel reporting units exceeded their fair values. As a result, impairment losses of $10.2 million and
$20.5 million, respectively, were recognized. Refer to Note 8 –
Goodwill and Other Intangible Assets in the notes to consolidated financial statements.

Restructuring costs:
For exit and disposal activities that are initiated after December 31,
2002, the company’s policy is to recognize restructuring costs in accordance with SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” or Emerging Issues Task Force
Issue No. 94–3, “Liability Recognition for Certain Employee
Termination Benefits and Other Costs to Exit an Activity (including
Certain Costs Incurred in a Restructuring)” for exit and disposal activities that are initiated prior to or on December 31, 2002, and the SEC Staff Accounting Bulletin No. 100, “Restructuring and
Impairment Charges.” Detailed contemporaneous documentation
is maintained and updated on a monthly basis to ensure that
accruals are properly supported. If management determines that there is a change in estimate, the accruals are adjusted to reflect this change.

Benefit plans:
The company sponsors a number of defined benefit pension
plans, which cover eligible associates. The company also sponsors several unfunded postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based
on management’s assumptions related to future events, including discount rate, return on pension plan assets, rate of compensation increases and health care cost trend rates. The discount rate is determined using a model that matches corporate bond securities against projected future pension and postretirement disburse–
ments. Actual pension plan asset performance either reduces
or increases net actuarial gains or losses in the current year, which ultimately affects net income in subsequent years.

For expense purposes in 2004, the company applied a discount rate of 6.3% and an expected rate of return of 8.75% for the company’s pension plan assets. For 2005 expense, the company reduced the discount rate to 6.0%. The assumption for expected rate of return on plan assets was not changed from 8.75% for 2005. The lower discount rate will result in an increase in 2005 pretax pension expense of approximately $5.0 million. A 0.25% reduction in the discount rate would increase pension expense by approximately
$4.9 million for 2005. A 0.25% reduction in the expected rate of return would increase pension expense by approximately
$3.9 million for 2005.

During 2003, the company made revisions, which became effective on January 1, 2004, to certain of its benefit programs for its
U.S.–based employees resulting in a pretax curtailment gain of
$10.7 million. Depending on an associate’s combined age and
years of service with the company on January 1, 2004, defined benefit pension plan benefits were reduced or replaced by a new defined contribution plan. The company will no longer subsidize retiree medical coverage for those associates who did not meet a threshold of combined age and years of service with the company on January 1, 2004.

For measurement purposes for postretirement benefits, the company assumed a weighted–average annual rate of increase in the
per capita cost (health care cost trend rate) for medical benefits of
10.0% for 2005, declining gradually to 5.0% in 2010 and thereafter;
and 12.75% for 2005, declining gradually to 6.0% in 2014 and there–
after for prescription drug benefits. The assumed health care cost trend rate may have a significant effect on the amounts reported. A one–percentage–point increase in the assumed health care cost

TIMKEN

trend rate would have increased the 2004 total service and interest components by $1.8 million and would have increased the postre–tirement obligation by $29.7 million. A one–percentage–point decrease would provide corresponding reductions of $1.6 million and $26.8 million, respectively.

The U.S. Medicare Prescription Drug Improvement and
Modernization Act of 2003 (the Medicare Act) was signed into law on December 8, 2003. The Medicare Act provides for prescription drug benefits under Medicare Part D and contains a subsidy to plan sponsors who provide “actuarially equivalent” prescription plans.
The company believes that it offers “actuarially equivalent”
prescription plans. In May 2004, the FASB issued FASB Staff
Position No. FAS 106–2, “Accounting and Disclosure Requirements
Related to the Medicare Prescription Drug, Improvement and
Modernization Act of 2003” (FSP 106–2). During the three months ended September 30, 2004, the company adopted retroactively
FSP 106–2. The effect of the Medicare Act has been measured as of December 31, 2003 and is now reflected in the company’s
consolidated financial statements and accompanying notes. The effects of the Medicare Act are reductions to the accumulated postretirement benefit obligation of $30.7 million and to the net periodic postretirement benefit cost of $4.1 million. No Medicare subsidies were received in 2004.

Income taxes:
SFAS No. 109, “Accounting for Income Taxes,” requires that a valuation allowance be established when it is more likely than not that all or a portion of a deferred tax asset will not be realized. The company estimates actual current tax due and assesses temporary differences resulting from the treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities that are included within the consolidated balance sheet. Based on known and projected earnings information and prudent tax planning strategies, the company then assesses the likelihood that the deferred tax assets will be recovered. To the extent that the company believes recovery is not likely, a valuation allowance is established. In the event that the company
determines the realizability of deferred tax assets in the future is in excess of the net recorded amount, an adjustment to the deferred tax asset would increase income in the period in which such
determination was made. Likewise, if the company determines
that it is unlikely that all or part of the net deferred tax asset will be realized in the future, an adjustment to the deferred tax asset would be charged to expense in the period in which such determination was made. Net deferred tax assets relate primarily to pension and postretirement benefits and tax loss and credit carryforwards, which the company believes will result in future tax benefits.
Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against net deferred tax assets.
Historically, actual results have not differed significantly from those determined using the estimates described above.

Other Matters:
Changes in short–term interest rates related to several separate funding sources impact the company’s earnings. These sources are borrowings under an accounts receivable securitization program, borrowings under the $500 million senior credit facility, floating rate tax–exempt U.S. municipal bonds with a weekly reset mode, and short–term bank borrowings at international subsidiaries. The company is also sensitive to market risk for changes in interest rates as they influence $80 million of debt that has been hedged by interest rate swaps. In the first quarter of 2004, the company entered into interest rate swaps with a total notional value of

TIMKEN

$80 million to hedge a portion of its fixed–rate debt. Under the terms of the interest rate swaps, the company receives interest at fixed rates and pays interest at variable rates. The maturity dates of the interest rate swaps are January 15, 2008 and February 15,
2010. If the market rates for short–term borrowings increased by
1% around the globe, the impact would be an increase in interest expense of $2.8 million with a corresponding decrease in income before income taxes of the same amount. The amount was deter–
mined by considering the impact of hypothetical interest rates on the company’s borrowing cost, year–end debt balances by category and an estimated impact on the tax–exempt municipal bonds’
interest rates.

Fluctuations in the value of the U.S. Dollar compared to foreign currencies, predominately in European countries, also impact the company’s earnings. The greatest risk relates to products shipped between the company’s European operations and the United
States. Foreign currency forward contracts and options are used to hedge these intercompany transactions. Additionally, hedges are used to cover third–party purchases of product and equipment. As of December 31, 2004, there were $130.8 million of hedges in place. A uniform 10% weakening of the U.S. Dollar against all currencies would have resulted in a charge of $12.5 million for these hedges. In addition to the direct impact of the hedged amounts, changes in exchange rates also affect the volume of sales or foreign currency sales price as competitors’ products become more or less attractive.

The company continues its efforts to protect the environment and comply with environmental protection laws. Additionally, it has invested in pollution control equipment and updated plant
operational practices. The company is committed to implementing a documented environmental management system worldwide and
to becoming certified under the ISO 14001 standard to meet
or exceed customer requirements. By the end of 2004, 33 of
the company’s plants had obtained ISO 14001 certification. The company believes it has established adequate reserves to cover its environmental expenses and has a well–established environmental compliance audit program, which includes a proactive approach to bringing its domestic and international units to higher standards of environmental performance. This program measures performance against local laws, as well as standards that have been established for all units worldwide. It is difficult to assess the possible effect of compliance with future requirements that differ from existing ones.
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
Liability Act (Superfund). The claims for remediation have been asserted against numerous other entities, which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. Management believes any ultimate liability with respect to all pending actions will not materially affect the company’s results of operations, cash flows or financial position.

On February 1, 2005, the company’s board of directors declared a quarterly cash dividend of $0.15 per share. The dividend is payable on March 2, 2005 to shareholders of record as of February 18, 2005.
This will be the 331st consecutive dividend paid on the common stock of the company.

TIMKEN

Consolidated Statement of Income
	Year Ended December 31

	2004	2003	2002
(Thousands of dollars, except per share data)
Net sales Cost of products sold	$ 4,513,671 3,675,086	$ 3,788,097 3,148,979	$ 2,550,075 2,080,498

Gross Profit	838,585	639,118	469,577
Selling, administrative and general expenses Impairment and restructuring charges	587,923 13,434	521,717 19,154	358,866 32,143

Operating Income	237,228	98,247	78,568
Interest expense Interest income Receipt of Continued Dumping & Subsidy Offset Act (CDSOA) payment Other expense – net	(50,834) 1,397 44,429 (32,441)	(48,401) 1,123 65,559 (55,726)	(31,540) 1,676 50,202 (13,388)

Income Before Income Taxes and Cumulative Effect of Change in Accounting Principle	199,779	60,802	85,518
Provision for income taxes	64,123	24,321	34,067

Income Before Cumulative Effect of Change in Accounting Principle	$ 135,656	$ 36,481	$ 51,451

Cumulative effect of change in accounting principle (net of income tax benefit of $7,786)	–	–	(12,702)

Net Income	$ 135,656	$ 36,481	$ 38,749
Earnings Per Share: Income before cumulative effect of change in accounting principle Cumulative effect of change in accounting principle	$ 1.51 –	$ 0.44 –	$ 0.84 (0.21)

Earnings Per Share	$ 1.51	$ 0.44	$ 0.63
Earnings Per Share–Assuming Dilution: Income before cumulative effect of change in accounting principle Cumulative effect of change in accounting principle	$ 1.49 –	$ 0.44 –	$ 0.83 (0.21)

Earnings Per Share–Assuming Dilution	$ 1.49	$ 0.44	$ 0.62
See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.

TIMKEN

Consolidated Balance Sheet

	December 31

	2004	2003
(Thousands of dollars)
ASSETS

Current Assets
        Cash and cash equivalents
        Accounts receivable, less allowances: 2004– $24,952; 2003–$23,957
        Deferred income taxes
        Inventories:
                Manufacturing supplies
                Work in process and raw materials
                Finished products

	$ 50,967 717,425 90,066 58,357 423,808 392,668	$ 28,626 602,262 50,271 42,052 323,439 330,455

Total Inventories	874,833	695,946

Total Current Assets	1,733,291	1,377,105
Property, Plant and Equipment Land and buildings Machinery and equipment	648,646 2,973,542	601,108 2,902,697

Less allowances for depreciation	3,622,188 2,039,231	3,503,805 1,892,957

Property, Plant and Equipment–Net	1,582,957	1,610,848
Other Assets Goodwill Other intangible assets Miscellaneous receivables and other assets Deferred income taxes Deferred charges and prepaid expenses	189,299 178,844 138,466 76,834 38,809	173,099 197,993 130,081 148,802 51,861

Total Other Assets	622,252	701,836

Total Assets	$ 3,938,500	$ 3,689,789

LIABILITIES AND SHAREHOLDERS’ EQUITY Current Liabilities Short–term debt Accounts payable and other liabilities Salaries, wages and benefits Income taxes Current portion of long–term debt	$ 157,417 520,259 343,409 18,969 1,273	$ 114,469 425,157 376,603 78,514 6,725

Total Current Liabilities	1,041,327	1,001,468
Non–Current Liabilities Long–term debt Accrued pension cost Accrued postretirement benefits cost Other non–current liabilities	620,634 468,644 490,366 47,681	613,446 477,502 476,966 30,780

Total Non–Current Liabilities	1,627,325	1,598,694
Shareholders’ Equity
        Class I and II Serial Preferred Stock without par value:
                Authorized–10,000,000 shares each class, none issued
        Common stock without par value:
                Authorized–200,000,000 shares
                Issued (including shares in treasury) (2004 – 90,511,833 shares;
                        2003 – 89,076,114 shares)
                Stated capital
                Other paid–in capital
        Earnings invested in the business
        Accumulated other comprehensive loss
Treasury shares at cost (2004 – 7,501 shares; 2003 – 10,601 shares)	– 53,064 658,730 847,738 (289,486) (198)	– 53,064 636,272 758,849 (358,382) (176)

Total Shareholders’ Equity	1,269,848	1,089,627

Total Liabilities and Shareholders’ Equity	$ 3,938,500	$ 3,689,789

See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.

TIMKEN

Consolidated Statement of Cash Flows

	Year Ended December 31

	2004	2003	2002
(Thousands of dollars)

CASH PROVIDED (USED)

Operating Activities
        Net income
        Adjustments to reconcile net income to net cash
            provided by operating activities:
                Cumulative effect of change in accounting principle
               Depreciation and amortization
               Loss on disposals of property, plant and equipment
               Gain on sale of non–strategic assets
               Loss on dissolution of subsidiary
               Deferred income tax provision
               Common stock issued in lieu of cash
               Impairment and restructuring charges
               Changes in operating assets and liabilities:
                        Accounts receivable
                        Inventories
                        Other assets
                        Accounts payable and accrued expenses
                        Foreign currency translation loss (gain)

	$ 135,656 – 209,431 7,053 (17,110) 16,186 62,039 2,775 10,154 (114,264) (130,407) 28,082 (73,218) 2,690	$ 36,481 – 208,851 4,944 – – 4,406 2,744 55,967 (27,543) 33,229 (27,975) (83,982) (2,234)	$ 38,749 12,702 146,535 5,904 – – 17,250 5,217 (13,564) (43,679) (50,611) (3,198) 80,761 10,037

Net Cash Provided by Operating Activities	139,067	204,888	206,103
Investing Activities Purchases of property, plant and equipment–net Proceeds from disposals of property, plant and equipment Proceeds from disposals of non–strategic assets Acquisitions	(155,180) 5,268 50,690 (9,359)	(118,530) 26,377 152,279 (725,120)	(85,277) 12,616 – (6,751)

Net Cash Used by Investing Activities	(108,581)	(664,994)	(79,412)
Financing Activities
        Cash dividends paid to shareholders
        Accounts receivable securitization financing borrowings
        Accounts receivable securitization financing payments
        Proceeds from issuance of common stock
        Common stock issued to finance acquisition
        Proceeds from issuance of long–term debt
        Payments on long–term debt
Short–term debt activity–net	(46,767) 198,000 (198,000) – – 339,547 (334,040) 20,860	(42,078) 127,000 (127,000) 54,985 180,010(1) 629,800 (379,790) (41,082)	(31,713) – – – – – (37,296) (11,498)

Net Cash (Used) Provided by Financing Activities Effect of exchange rate changes on cash	(20,400) 12,255	401,845 4,837	(80,507) 2,474

Increase (Decrease) In Cash and Cash Equivalents Cash and cash equivalents at beginning of year	22,341 28,626	(53,424) 82,050	48,658 33,392

Cash and Cash Equivalents at End of Year	$ 50,967	$ 28,626	$ 82,050

See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.
(1) Excluding $140 million of common stock (9,395,973 shares) issued to the seller of the Torrington business, in conjunction with the acquisition.

TIMKEN

Consolidated Statement of Shareholders’ Equity

		Common Stock
	Total	Stated Capital	Other Paid–In Capital	Earnings Invested in the Business	Accumulated Other Comprehensive Loss	Treasury Stock
(Thousands of dollars, except share data)

Year Ended December 31, 2002
        Balance at January 1, 2002
        Net income
        Foreign currency translation adjustments
                (net of income tax of
                $2,843)
        Minimum pension liability
            adjustment (net of income tax of
                $147,303)
        Change in fair value of derivative
            financial instruments net of
                reclassifications

	$ 781,735 38,749 14,050 (254,318) (871)	$ 53,064	$ 256,423	$ 757,410 38,749	$ (224,538) 14,050 (254,318) (871)	$ (60,624)

Total comprehensive loss Dividends – $0.52 per share Issuance of 3,186,470 shares from treasury(1) Issuance of 369,290 shares from authorized(1)	(202,390) (31,713) 57,747 3,707		(2,138) 3,707	(31,713)		59,885

Balance at December 31, 2002	$ 609,086	$ 53,064	$ 257,992	$ 764,446	$ (465,677)	$ (739)

Year Ended December 31, 2003 Net income Foreign currency translation adjustments (net of income tax of $1,638) Minimum pension liability adjustment (net of income tax of $19,164) Change in fair value of derivative financial instruments net of reclassifications	36,481 75,062 31,813 420			36,481	75,062 31,813 420

Total comprehensive income Dividends – $0.52 per share Tax benefit from exercise of stock options Issuance of 29,473 shares from treasury(1) Issuance of 25,624,198 shares from authorized(1)(2)	143,776 (42,078) 1,104 301 377,438		1,104 (262) 377,438	(42,078)		563

Balance at December 31, 2003	$1,089,627	$ 53,064	$ 636,272	$ 758,849	$ (358,382)	$ (176)

Year Ended December 31, 2004 Net income Foreign currency translation adjustments (net of income tax of $18,766) Minimum pension liability adjustment (net of income tax of $18,391) Change in fair value of derivative financial instruments (net of reclassifications)	135,656 105,736 (36,468) (372)			135,656	105,736 (36,468) (372)

Total comprehensive income Dividends – $0.52 per share Tax benefit from exercise of stock options Issuance of 3,100 shares from treasury(1) Issuance of 1,435,719 shares from authorized(1)	204,552 (46,767) 3,068 (1,067) 20,435		3,068 (1,045) 20,435	(46,767)		(22)

Balance at December 31, 2004	$1,269,848	$ 53,064	$ 658,730	$ 847,738	$ (289,486)	$ (198)

(1) Share activity was in conjunction with employee benefit and stock option plans. See accompanying Notes to Consolidated Financial Statements on pages 42 through 61.
(2) Share activity includes the issuance of 22,045,973 shares in connection with the Torrington acquisition and an additional public equity offering of 3,500,000 shares in October 2003.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

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
Write–offs of accounts receivable historically have been low. shipping and handling costs are included in cost of products sold in the consolidated statement of income.

Cash Equivalents: The company considers all highly liquid invest–ments with a maturity of three months or less when purchased to be cash equivalents.

Inventories: Inventories are valued at the lower of cost or market, with 57% valued by the last–in, first–out (LIFO) method. If all inventories had been valued at current costs, inventories would have been $214,900 and $147,500 greater at December 31, 2004 and 2003, respectively. During 2002, inventory quantities were reduced as a result of ceasing manufacturing operations in Duston,
England (see Note 6). This reduction resulted in a liquidation of
LIFO inventory quantities carried at lower costs prevailing in prior years, compared to the cost of current purchases, the effect of which increased income before cumulative effect of change in accounting principle by approximately $5,700 or $0.09 per
diluted share.

Property, Plant and Equipment: Property, plant and equipment is valued at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Provision for depreciation is computed principally by the straight–line method based upon the estimated useful lives of the assets. The useful lives are approximately 30 years for buildings, 5 to 7 years for computer software and 3 to 20 years for machinery and equipment.

Impairment of long–lived assets is recognized when events or changes in circumstances indicate that the carrying amount of the asset or related group of assets may not be recoverable. If the expected future undiscounted cash flows are less than the carrying amount of the asset, an impairment loss is recognized at that time to reduce the asset to the lower of its fair value or its net book value.

Goodwill: The company tests goodwill and indefinite–lived intangible assets for impairment at least annually. The company engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecasting process is completed. Furthermore, goodwill is reviewed for impairment
whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Income Taxes: Deferred income taxes are provided for the
temporary differences between the financial reporting basis and tax basis of the company’s assets and liabilities.

Foreign Currency Translation: Assets and liabilities of
subsidiaries, other than those located in highly inflationary countries, are translated at the rate of exchange in effect on the balance sheet date; income and expenses are translated at the average rates of exchange prevailing during the year. The related translation adjustments are reflected as a separate component of accumulated other comprehensive loss. Foreign currency gains and losses resulting from transactions and the translation of financial statements of subsidiaries in highly inflationary countries are included in results of operations. The company recorded
foreign currency exchange losses of $7,687 in 2004, $2,666 in
2003, and $5,143 in 2002. During 2004, the American Institute of
Certified Public Accountants SEC Regulations Committee’s
International Practices Task Force concluded that Romania should come off highly inflationary status no later than October 1, 2004.
Effective October 1, 2004, the company no longer accounted for
Timken Romania as highly inflationary.

Stock–Based Compensation: On December 31, 2002, the
Financial Accounting Standards Board (FASB) issued SFAS No. 148,
“Accounting for Stock–Based Compensation – Transition and
Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for
Stock–Based Compensation,” by providing alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock–based compensation. SFAS No. 148 also amends the
disclosure requirements of SFAS No. 123. The company has
elected to follow Accounting Principles Board (APB) Opinion No. 25,
“Accounting for Stock Issued to Employees,” and related
interpretations in accounting for its stock options to key associates and directors. Under APB Opinion No. 25, if the exercise price of the company’s stock options equals the market price of the
underlying common stock on the date of grant, no compensation expense is required. Restricted stock rights are awarded to certain employees and directors. The market price on the grant date is charged to compensation expense ratably over the vesting period of the restricted stock rights.

The effect on net income and earnings per share as if the company had applied the fair value recognition provisions of SFAS No. 123 is as follows for the years ended December 31:

	2004	2003	2002

Net income,as reported
Add: Stock–based employee compensation expense, net of related taxes
Deduct: Stock–based employee compensation expense determined under fair
value based methods for all awards,net of related taxes	$ 135,656 1,884 (6,751)	$ 36,481 1,488 (7,305)	$ 38,749 1,170 (6,786)

Pro forma net income	$ 130,789	$ 30,664	$ 33,133

Earnings per share: Basic – as reported Basic – pro forma Diluted – as reported Diluted – pro forma	$1.51 $1.46 $1.49 $1.44	$0.44 $0.37 $0.44 $0.37	$0.63 $0.54 $0.62 $0.54

TIMKEN

Earnings Per Share: Earnings per share are computed by dividing net income by the weighted–average number of common shares
outstanding during the year. Earnings per share – assuming
dilution are computed by dividing net income by the weighted–
average number of common shares outstanding adjusted for the dilutive impact of potential common shares for options.

Derivative Instruments: The company accounts for its derivative instruments in accordance with SFAS No. 133, “Accounting for
Derivative Instruments and Hedging Activities,” as amended. The company recognizes all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through earnings. If the derivative is designated and qualifies as a hedge, depending on the nature of the hedge, changes in the fair value of the derivatives are either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other
comprehensive income (loss) until the hedged item is recognized in earnings. The company’s holdings of forward foreign exchange contracts have been deemed derivatives pursuant to the criteria established in SFAS No. 133, of which the company has designat–
ed certain of those derivatives as hedges. The critical terms, such as the notional amount and timing of the forward contract and forecasted transaction, coincide resulting in no significant hedge ineffectiveness. In 2004, the company entered into interest rate swaps to hedge a portion of its fixed–rate debt. The critical terms, such as principal and notional amounts and debt maturity and swap termination dates, coincide resulting in no hedge ineffectiveness.
These instruments qualify as fair value hedges. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized currently in earnings.

Recent Accounting Pronouncements In November 2004, the
FASB issued SFAS No. 151, “Inventory Costs, an amendment of
ARB 43, Chapter 4.” SFAS No. 151 requires certain inventory costs to be recognized as current period expenses. SFAS No. 151 also provides guidance for the allocation of fixed production costs. This standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The company has not yet
determined the impact, if any, SFAS No. 151 will have on its results of operations, cash flows and financial position.

In December 2004, the FASB issued SFAS No. 123R, “Share–Based
Payment.” SFAS No. 123R is a revision of SFAS No. 123,
“Accounting for Stock–Based Compensation,” which supersedes
Accounting Principles Board (APB) Opinion No. 25, “Accounting for
Stock Issued to Employees” and amends SFAS No. 95, “Statement of Cash Flows.” Generally, the approach to accounting for share–
based payments in SFAS No. 123R is similar to the approach
described in SFAS No. 123. However, SFAS No. 123R requires all share–based payments to employees, including grants of employee stock options, to be recognized in the consolidated statement of income based on their fair values. Pro forma disclosure is no longer an alternative. SFAS No. 123R is effective for the first reporting period beginning after June 15, 2005. Early adoption is permitted.
The company expects to adopt the provisions of SFAS No. 123R effective July 1, 2005.

SFAS No. 123R permits public companies to adopt its
requirements using either the “modified prospective” method or
“modified retrospective” method. Under the “modified prospec–
tive” method, compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share–based payments granted after the effective date and (b)
based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date. The “modified retrospec–
tive” method includes the requirements of the “modified prospec–
tive” method, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures either all periods presented or prior interim periods of the year of adoption. The company plans to adopt SFAS No. 123R using the “modified prospective” method.

As permitted by SFAS 123, the company currently accounts for share–based payments to employees using APB Opinion No. 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of SFAS No. 123R’s fair value method may have a signifi–
cant impact on the company’s results of operations, although it will have no impact on the company’s overall financial position. The impact of adoption of SFAS No. 123R cannot be predicted at this time because it will depend on levels of share–based payments granted in the future. However, had the company adopted SFAS
No. 123R in prior periods, the impact of that standard would have approximated the impact of SFAS No. 123 as described in the
disclosure of pro forma net income and earnings per share. SFAS
No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the company cannot estimate what those
amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were $3,068, $1,104, and $0 in 2004, 2003 and 2002, respectively.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the
United States requires management to make estimates and
assumptions that affect the amounts reported in the financial statements and accompanying notes. These estimates and
assumptions are reviewed and updated regularly to reflect recent experience.

Reclassifications: Certain amounts reported in the 2003 and 2002 financial statements have been reclassified to conform to the
2004 presentation.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

2 Acquisitions

On February 18, 2003, the company acquired Ingersoll–Rand
Company Limited’s (IR’s) Engineered Solutions business, a leading worldwide producer of needle roller, heavy–duty roller and ball bearings, and motion control components and assemblies for
approximately $840,000 plus $25,089 of acquisition costs incurred in connection with the acquisition. IR’s Engineered Solutions business, was comprised of certain operating assets and
subsidiaries, including The Torrington Company. With the strategic acquisition of IR’s Engineered Solutions business, hereafter referred to as Torrington, the company is able to expand its global presence and market share as well as broaden its product base in addition to reducing costs through realizing economies of scale, rationalizing facilities and eliminating duplicate processes. The company’s consolidated financial statements include the results of operations of Torrington since the date of the acquisition.

The company paid IR $700,000 in cash, subject to post–closing purchase price adjustments, and issued $140,000 of its common stock (9,395,973 shares) to Ingersoll–Rand Company, a subsidiary of
IR. To finance the cash portion of the transaction the company utilized, in addition to cash on hand: $180,010, net of underwriting discounts and commissions, from a public offering of
12,650,000 shares of common stock at $14.90 per common share;
$246,900, net of underwriting discounts and commissions, from a public offering of $250,000 of 5.75% senior unsecured notes due
2010; $125,000 from its Asset Securitization facility; and
approximately $86,000 from its senior credit facility.

The final purchase price for the acquisition of Torrington was subject to adjustment upward or downward based on the differ–
ences for both net working capital and net debt as of December 31,
2001 and February 15, 2003, both calculated in a manner as
set forth in The Stock and Asset Purchase Agreement. These

adjustments did not have a material effect on the company’s
financial statements.

The allocation of the purchase price has been performed based on the assignment of fair values to assets acquired and liabilities assumed. Fair values are based primarily on appraisals performed by an independent appraisal firm. Items that affected the ultimate purchase price allocation include finalization of integration initiatives or plant rationalizations that qualified for accrual in the opening balance sheet and other information that provided a better estimate of the fair value of assets acquired and liabilities assumed. In
March 2003, the company announced the planned closing of its plant in Darlington, England. This plant has ceased manufacturing as of December 31, 2003. In July 2003, the company announced that it would close its plant in Rockford, Illinois. As of December
31, this plant has closed, and the fixed assets have been either sold or scrapped. The building has not yet been sold and is classified as an “asset held for sale” in miscellaneous receivables and other assets on the consolidated balance sheet. In October 2003, the company announced that it reached an agreement in principle
with Roller Bearing Company of America, Inc. for the sale of the company’s airframe business, which included certain assets at its
Standard plant in Torrington, Connecticut. This transaction closed on December 22, 2003. In connection with the Torrington
integration efforts, the company incurred severance, exit and other related costs of $22,602 for former Torrington associates, which are considered to be costs of the acquisition and are included in the purchase price allocation. Severance, exit and other related costs associated with former Timken associates have been expensed
during 2004 and 2003 and are not included in the purchase price allocation. Refer to footnote 6 for further discussion of impairment and restructuring charges.

In accordance with FASB EITF Issue No. 95–3, “Recognition of Liabilities in Connection with a Purchase Business Combination,” the company recorded accruals for severance, exit and relocation costs in the purchase price allocation. A reconciliation of the beginning and ending accrual balances is as follows:

	Severance	Exit	Relocation	Total

Balance at December 31, 2002 Add: additional accruals Less: payments	$ – 8,536 (4,631)	$ – 2,530 (205)	$ – 5,259 (3,362)	$ – 16,325 (8,198)

Balance at December 31, 2003 Add: additional accruals Less: payments	3,905 287 (1,871)	2,325 6,560 (8,885)	1,897 (570) (1,327)	8,127 6,277 (12,083)

Balance at December 31, 2004	$ 2,321	$ –	$ –	$ 2,321

TIMKEN

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Accounts receivable
Inventory
Other current assets
Property, plant & equipment
In–process research and development
Intangible assets subject to amortization – (12–year weighted average useful life)
Goodwill
Equity investment in needle bearing joint venture
Other non–current assets, including deferred taxes	$ 177,227 210,194 4,418 429,014 1,800 91,642 56,909 146,335 36,451

Total Assets Acquired	$ 1,153,990

Accounts payable and other current liabilities Non–current liabilities, including accrued postretirement benefits cost	$ 192,689 96,212

Total Liabilities Assumed	$ 288,901

Net Assets Acquired	$ 865,089

There is no tax basis goodwill associated with the Torrington acquisition.

The $1,800 related to in–process research and development was written off at the date of acquisition in accordance with FASB
Interpretation No. 4, “Applicability of FASB Statement No. 2 to
Business Combinations Accounted for by the Purchase Method.”
The write–off is included in selling, administrative and general expenses in the consolidated statement of income. The fair value assigned to the in–process research and development was determined by an independent valuation using the discounted cash flow
method.

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

Net sales
Income before cumulative effect of change in accounting principle
Net income
Earnings per share – assuming dilution:
        Income before cumulative effect of change in accounting principle
        Cumulative effect of change in accounting principle
	$3,939,340 29,629 29,629 $ 0.36 $ –	$3,756,652 104,993 92,291 $ 1.25 $ (0.15)

Earnings per share – assuming dilution	$ 0.36	$ 1.10

Other Acquisitions in 2004 and 2002

During 2004 and 2002, the company finalized several acquisitions.
The total cost of these acquisitions amounted to $8,425 in 2004 and $6,751 in 2002. The purchase price was allocated to the assets and liabilities acquired, based on their fair values at the dates of acquisition. The fair value of the assets was $5,513 in 2004 and
$6,751 in 2002 and the fair value of the liabilities assumed was
$815 in 2004 and $6,751 in 2002. The excess of the purchase price over the fair value of the net assets acquired was allocated to goodwill. The company’s consolidated financial statements include the results of operations of the acquired businesses for the periods subsequent to the effective dates of the acquisitions. Pro forma results of operations have not been presented because the effect of these acquisitions was not significant.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

3 Earnings Per Share

The following table sets forth the reconciliation of the numerator and the denominator of earnings per share and earnings per share –
assuming dilution for the years ended December 31:

	2004	2003	2002

Numerator:
        Net income for earnings per share and earnings per share – assuming dilution – income available to common shareholders
Denominator:
        Denominator for earnings per share – weighted–average shares
        Effect of dilutive securities:
Stock options and awards – based on the treasury stock method	$ 135,656 89,875,650 883,921	$ 36,481 82,945,174 214,147	$ 38,749 61,128,005 507,334

Denominator for earnings per share – assuming dilution – adjusted weighted–average shares	90,759,571	83,159,321	61,635,339

Earnings per share	$ 1.51	$ 0.44	$ 0.63

Earnings per share – assuming dilution	$ 1.49	$ 0.44	$ 0.62

The exercise prices for certain of the stock options that the company has awarded exceed the average market price of the company’s common stock. Such stock options are antidilutive and were
not included in the computation of diluted earnings per share. The antidilutive stock options outstanding were 2,316,988, 4,414,626 and 4,083,100 at December 31, 2004, 2003 and 2002, respectively.

Under the performance unit component of the company’s long–
term incentive plan, the Compensation Committee of the Board of

Directors can elect to make payments that become due in the
form of cash or shares of the company’s common stock (refer to
Note 9 – Stock Compensation Plans for additional discussion).
Performance units granted if fully earned would represent 443,372 shares of the company’s common stock at December 31, 2004.
These performance units have not been included in the calculation of dilutive securities.

4 Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	2004	2003	2002

Foreign currency translation adjustment Minimum pension liability adjustment Fair value of open foreign currency cash flow hedges	$ 100,278 (387,750) (2,014)	$ (5,458) (351,282) (1,642)	$ (80,520) (383,095) (2,062)

	$ (289,486)	$ (358,382)	$ (465,677)

In 2004, the company began the process of liquidating one of its inactive subsidiaries, British Timken, which is located in Duston,
England. The company recorded a non–cash charge of $16,186 on dissolution that related primarily to the transfer of cumulative foreign currency translation losses to the consolidated statement of income, which was included in other expense – net.

During 2004, the company sold the real estate of this facility in
Duston, England, which ceased operations in 2002, for a gain of
$22,509, which was included in other expense – net on the consoli–
dated statement of income.

5 Financing Arrangements

Short–term debt at December 31, 2004 and 2003 was as follows:

	2004	2003

Variable–rate lines of credit for certain of the company’s European subsidiaries with various banks with interest rates ranging from 2.21% to 4.75% and 2.32% to 5.75% at
        December 31, 2004 and 2003, respectively
Variable–rate Ohio Water Development Authority revenue bonds for PEL
     (2.07% and 1.35% at December 31, 2004 and 2003, respectively)
Fixed–rate mortgage for PEL with an interest rate of 9.00%
Other

	$ 109,260 23,000 11,561 13,596	$ 78,196 23,000 – 13,273

Short–term debt	$ 157,417	$ 114,469

Refer to Note 7 – Contingencies and Note 12 – Equity Investments in the notes to consolidated financial statements for a discussion of PEL’s debts, which are included above.

TIMKEN

Long–term debt at December 31, 2004 and 2003 was as follows:

	2004	2003

Fixed–rate Medium–Term Notes, Series A, due at various dates through
    May 2028, with interest rates ranging from 6.20% to 7.76%
Variable–rate State of Ohio Air Quality and Water Development
    Revenue Refunding Bonds, maturing on November 1, 2025
        (1.98% at December 31, 2004)
Variable–rate State of Ohio Pollution Control Revenue Refunding
    Bonds, maturing on June 1, 2033 (1.98% at December 31, 2004)
Variable–rate State of Ohio Water Development Revenue
    Refunding Bonds, maturing on May 1, 2007 (2.00% at December 31, 2004)
Variable–rate State of Ohio Water Development Authority Solid Waste
    Revenue Bonds, maturing on July 1, 2032 (2.02% at December 31, 2004)
Fixed–rate Unsecured Notes, maturing on February 15, 2010 with an interest rate of 5.75%
Other

	$ 286,832 21,700 17,000 8,000 24,000 249,258 15,117	$ 287,000 21,700 17,000 8,000 24,000 250,000 12,471

Less current maturities	621,907 1,273	620,171 6,725

Long–term debt	$ 620,634	$ 613,446

The maturities of long–term debt for the five years subse–
quent to December 31, 2004, are as follows: 2005–$1,273; 2006–
$92,689; 2007–$8,526; 2008–$27,201; and 2009–$88.

Interest paid was approximately $52,000 in 2004, $43,000 in 2003 and $33,000 in 2002. This differs from interest expense due to timing of payments and interest capitalized of $541 in 2004, $0 in
2003; and $436 in 2002. The weighted–average interest rate
on short–term debt during the year was 3.1% in 2004, 4.1% in
2003 and 4.8% in 2002. The weighted–average interest rate on short–term debt outstanding at December 31, 2004 and 2003 was
3.4% and 2.8%, respectively.

In connection with the Torrington acquisition, the company entered into new $875 million senior credit facilities on December 31, 2002, with a syndicate of financial institutions, comprised of a five–year revolving credit facility of up to $500 million and a one–year term loan facility of up to $375 million. The one–year term loan facility expired unused on February 18, 2003. The new revolving facility replaced the company’s then existing senior credit facility.
Proceeds of the new senior credit facility were used to repay the amounts outstanding under the then existing credit facility.

Under the $500 million senior credit facility, the company has three financial covenants: consolidated net worth; leverage ratio; and
fixed charge coverage ratio. At December 31, 2004, the company was in full compliance with the covenants under its senior credit facility and its other debt agreements. At December 31, 2004, the company had outstanding letters of credit totaling $71.0 million and borrowings of $10.0 million, which reduced the availability under the $500 million senior credit facility to $419.0 million.

On December 19, 2002, the company entered into an Accounts
Receivable Securitization financing agreement (Asset
Securitization), which provides for borrowings up to $125 million, limited to certain borrowing base calculations, and is secured by certain trade receivables. Under the terms of the Asset
Securitization, the company sells, on an ongoing basis, certain domestic trade receivables to Timken Receivables Corporation, a wholly owned consolidated subsidiary, that in turn uses the trade receivables to secure the borrowings, which are funded through a vehicle that issues commercial paper in the short–term market. As of December 31, 2004 and 2003, there were no amounts outstand–
ing under this facility. Any amounts outstanding under this facility would be reported on the company’s consolidated balance sheet in short–term debt. The yield on the commercial paper, which is the commercial paper rate plus program fees, is considered a financing cost, and is included in interest expense on the consolidated statement of income. This rate was 2.57% and 1.56%, at December 31,
2004 and 2003, respectively.

The lines of credit for certain of the company’s European
subsidiaries provide for borrowings up to $134.3 million. At
December 31, 2004, the company had outstanding borrowings
of $109.3 million, which reduced the availability under these facilities to $25.0 million.

The company and its subsidiaries lease a variety of real property and equipment. Rent expense under operating leases amounted
to $19,550, $19,374, and $14,536 in 2004, 2003 and 2002, respectively.
At December 31, 2004, future minimum lease payments
for noncancelable operating leases totaled $109,729 and are
payable as follows: 2005–$19,347; 2006–$18,287; 2007–$15,573;
2008–$12,373; 2009–$10,935; and $33,214 thereafter.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

6 Impairment and Restructuring Charges

Impairment and restructuring charges are comprised of the following:

	2004	2003	2002
(Dollars in millions)
Impairment charges Severance expense and related benefit costs Exit costs	$ 8.5 4.2 0.7	$ 12.5 2.9 3.7	$ 17.9 10.2 4.0

Total	$ 13.4	$ 19.1	$ 32.1

In 2004, the impairment charge related primarily to the write down of property, plant and equipment at one of the Steel
Group’s facilities based on the company’s estimate of its fair value.
The severance and related benefit costs related to associates who exited the company as a result of the integration of Torrington. The exit costs related primarily to facilities in the U.S.

In 2003, impairment charges represented the write–off of the remaining goodwill for the Steel Group in accordance with
SFAS No. 142, “Goodwill and Other Intangible Assets,” of
$10.2 million and impairment charges for the Columbus, Ohio plant of $2.3 million. The severance and related benefit costs of
$2.9 million related to associates who exited the company as a result of the integration of Torrington and other actions taken by the company to reduce costs. The exit costs were comprised of
$3.0 million for the Columbus, Ohio plant and $0.7 million for the
Duston, England plant as a result of changes in estimates for these two projects. Manufacturing operations at Columbus and Duston ceased in 2001 and 2002, respectively.

In 2002, the impairment charges and exit costs were related to the Duston, England and Columbus, Ohio plant closures. The
severance and related benefit costs related primarily to a salaried workforce reduction throughout the company.

Impairment and restructuring charges by segment are as follows:

Year ended December 31, 2004:

	Auto	Industrial	Steel	Total
(Dollars in millions)
Impairment charges Severance expense and related benefit costs Exit costs	$ – 1.7 –	$ – 2.5 0.7	$ 8.5 – –	$ 8.5 4.2 0.7

Total	$1.7	$ 3.2	$ 8.5	$ 13.4

Year ended December 31, 2003:

	Auto	Industrial	Steel	Total
(Dollars in millions)
Impairment charges Severance expense and related benefit costs Exit costs	$ – 0.5 0.7	$ 2.3 2.2 3.0	$ 10.2 0.2 –	$ 12.5 2.9 3.7

Total	$1.2	$ 7.5	$ 10.4	$ 19.1

Year ended December 31, 2002:

	Auto	Industrial	Steel	Total
(Dollars in millions)
Impairment charges Severance expense and related benefit costs Exit costs	$ 14.2 0.9 3.9	$ 3.7 5.5 0.1	$ – 3.8 –	$ 17.9 10.2 4.0

Total	$19.0	$ 9.3	$ 3.8	$ 32.1

As of December 31, 2004, the remaining accrual balance for
severance and exit costs was $4.1 million. The activity for 2004 included expense accrued of $4.9 million, and payments of
$5.3 million. As of December 31, 2003, the accrual balance was
$4.5 million.

The activity for 2003 included expense accrued of $6.1 million, payments of $6.5 million and accrual reversals of $1.1 million. In
2003, the accrual balance was reduced for severance that was accrued, but not paid as a result of certain associates
retiring or finding other employment. As of December 31, 2002, the accrual balance was $6.0 million.

TIMKEN

7 Contingencies

The company and certain of its U.S. subsidiaries have been
designated as potentially responsible parties (PRPs) by the United
States Environmental Protection Agency for site investigation and remediation under the Comprehensive Environmental Response,
Compensation and Liability Act (Superfund) with respect to certain sites. The claims for remediation have been asserted against numerous other entities which are believed to be financially solvent and are expected to fulfill their proportionate share of the obligation. In addition, the company is subject to various lawsuits, claims and proceedings which arise in the ordinary course of its business. The company accrues costs associated with environmental and legal matters when they become probable and
reasonably estimable. Accruals are established based on the
estimated undiscounted cash flows to settle the obligations and are not reduced by any potential recoveries from insurance or other indemnification claims. Management believes that any
ultimate liability with respect to these actions, in excess of amounts provided, will not materially affect the company’s
consolidated operations, cash flows or financial position.

The company is also the guarantor of debt for PEL Technologies
LLC (PEL), an equity investment of the company. A $23,494 letter of credit was provided by the company to secure payment on Ohio
Water Development Authority revenue bonds held by PEL.
In case of default by PEL, the company agrees to pay existing balances due as of the date of default. The letter of credit expires on July 22, 2005. Also, the company provided a guarantee for a
$3,500 bank loan of PEL, which the company paid during 2004.
During 2003, the company recorded the amounts outstanding on the debts underlying the guarantees, which totaled $26,500 and approximated the fair value of the guarantees. Refer to Note 12 –
Equity Investments for additional discussion.

In connection with the Ashland plant sale, the company entered into a four–year supply agreement with the buyer. The company agrees to purchase a fixed amount each year ranging from $8,500 in the first year to $4,650 in year four or an aggregate total of
$25,900. The agreement also details the payment terms and
penalties assessed if the buyer does not meet the company’s
performance standards as outlined. This agreement expires on
June 30, 2006.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

8 Goodwill and Other Intangible Assets

SFAS No. 142 requires that goodwill and indefinite–lived intangible assets be tested for impairment at least annually. The company engages an independent valuation firm and performs its annual impairment test during the fourth quarter after the annual forecast–
ing process is completed. There was no impairment in 2004.

In 2003, due to trends in the steel industry, the guideline company values for the Steel reporting unit were revised downward. The valuation which uses the guideline company method resulted in a fair market value that was less than the carrying value for the company’s Steel reporting unit. Accordingly, the company had concluded that the entire amount of goodwill for its Steel reporting unit was impaired. The company recorded a pretax impairment
loss of $10.2 million, which was reported in impairment and
restructuring charges.

In fiscal 2002, upon adoption of SFAS No. 142, the company
recorded an impairment loss of $12.7 million, net of tax benefits of
$7.8 million, related to the Specialty Steel business as a cumulative effect of change in accounting principle.

Changes in the carrying value of goodwill are as follows:
Year ended December 31, 2004

	Beginning Balance	Impairment	Acquisitions	Other	Ending Balance

Goodwill: Automotive Industrial	$ 1,264 171,835	$ – –	$ – 13,774	$ 414 2,012	$ 1,678 187,621

Totals	$ 173,099	$ –	$ 13,774	$ 2,426	$189,299

Year ended December 31, 2003

	Beginning Balance	Impairment	Acquisitions	Other	Ending Balance

Goodwill: Automotive Industrial Steel	$ 1,633 119,440 8,870	$ – – (10,237)	$ – 46,951 –	$ (369) 5,444 1,367	$ 1,264 171,835 –

Totals	$ 129,943	$ (10,237)	$ 46,951	$ 6,442	$173,099

TIMKEN

The following table displays other intangible assets as of December 31:

	2004			2003

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Intangible assets subject to amortization:
Automotive:
        Customer relationships
        Engineering drawings
        Land use rights
        Patents
        Technology use
        Trademarks
        Unpatented technology

Industrial:
        Customer relationships
        Engineering drawings
        Know–how transfer
        Land use rights
        Patents
        Technology use
        Trademarks
        Unpatented technology
        PMA licenses
Steel trademarks

	$ 21,960 3,000 659 18,442 5,535 2,176 10,800 15,209 2,000 486 4,484 878 5,548 1,507 7,200 1,412 633	$ 2,059 1,320 51 3,673 333 897 2,025 1,398 880 431 1,245 242 333 626 1,350 63 126	$ 19,901 1,680 608 14,769 5,202 1,279 8,775 13,811 1,120 55 3,239 636 5,215 881 5,850 1,349 507	$ 21,960 3,000 622 18,094 5,827 2,295 10,800 14,640 2,000 417 4,484 646 5,827 1,492 7,200 – 450	$ 960 616 24 1,685 464 507 945 641 411 360 1,075 94 463 366 630 – 112	$ 21,000 2,384 598 16,409 5,363 1,788 9,855 13,999 1,589 57 3,409 552 5,364 1,126 6,570 – 338

	$ 101,929	$ 17,052	$ 84,877	$ 99,754	$ 9,353	$ 90,401

Intangible assets not subject to amortization: Goodwill Intangible pension asset Automotive land use rights Industrial license agreements	$ 189,299 92,860 144 963	– – – –	$ 189,299 92,860 144 963	$173,099 106,518 115 959	$ – – – –	$173,099 106,518 115 959

	$ 283,266	–	$ 283,266	$280,691	–	$280,691

Total intangible assets	$ 385,195	$ 17,052	$ 368,143	$380,445	$ 9,353	$371,092

Amortization expense for intangible assets was approximately
$8,800 and $7,900 for the years ended December 31, 2004 and
2003, and is estimated to be approximately $8,500 annually for the next five years. The other intangible assets that are subject to amortization acquired in the Torrington acquisition have useful lives ranging from 2 to 20 years with a weighted–average useful life of 12 years.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

9 Stock Compensation Plans

Under the company’s stock option plans, shares of common stock have been made available to grant at the discretion of the
Compensation Committee of the Board of Directors to officers and key associates in the form of stock options, stock appreciation rights, restricted shares, performance units, and deferred shares.
In addition, shares can be awarded to directors not employed by the company. The options have a ten–year term and vest in
25% increments annually beginning twelve months after the
date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the company had accounted for its associate stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black–Scholes option pricing model. For purposes of
pro forma disclosures, the estimated fair value of the options granted under the plan is amortized to expense over the options’
vesting periods.

Following are the related assumptions under the Black–Scholes method:

	2004	2003	2002

Assumptions: Risk–free interest rate Dividend yield Expected stock volatility Expected life – years	4.29% 3.65% 0.401 8	3.94% 3.69% 0.504 8	5.29% 3.57% 0.506 8

A summary of activity related to stock options for the above plans is as follows for the years ended December 31:

	2004		2003		2002

	Options	Weighted– Average Exercise Price	Options	Weighted– Average Exercise Price	Options	Weighted– Average Exercise Price

Outstanding – beginning of year Granted Exercised Canceled or expired	8,334,920 702,250 (1,436,722) (211,538)	$20.68 23.94 17.39 25.13	7,310,026 1,491,230 (93,325) (373,011)	$21.21 17.56 15.65 20.02	6,825,412 1,118,175 (499,372) (134,189)	$20.22 25.01 16.30 20.61

Outstanding – end of year	7,388,910	21.50	8,334,920	20.68	7,310,026	21.21

Options exercisable	5,081,063	$21.95	5,771,810	$21.53	4,397,590	$22.39

The company sponsors a performance target option plan that is contingent upon the company’s common shares reaching specified fair market values. Under the plan, the number of shares awarded were 25,000, 0 and 20,000 in 2004, 2003 and 2002, respectively.
No compensation expense was recognized in 2004, 2003 or 2002.

Exercise prices for options outstanding as of December 31, 2004, range from $15.02 to $19.56, $21.99 to $26.44 and $33.75;
the number of options outstanding at December 31, 2004 that
correspond to these ranges are 3,964,410, 2,723,900 and
700,600, respectively; and the number of options exercisable at
December 31, 2004 that correspond to these ranges are
2,735,130, 1,645,333 and 700,600, respectively. The weighted–
average remaining contractual life of these options is 6 years. The estimated weighted–average fair values of stock options granted during 2004, 2003 and 2002 were $7.82, $6.78 and $10.36, respec–
tively. At December 31, 2004, a total of 500,500 restricted
stock rights, restricted shares or deferred shares have been awarded under the above plans and are not vested. The company distributed 73,025, 125,967 and 100,947 common shares in 2004,
2003 and 2002, respectively, as a result of awards of restricted stock rights, restricted shares and deferred shares. The number of restricted stock rights, restricted shares and deferred shares that were awarded in 2004, 2003 and 2002 totaled 371,650, 38,500 and
256,000, respectively.

The company offers a performance unit component under its
long–term incentive plan to certain employees in which grants are earned based on company performance measured by several
metrics over a three–year performance period. The Compensation
Committee of the Board of Directors can elect to make payments that become due in the form of cash or shares of the company’s common stock. 34,398, 48,225 and 44,375 performance units
have been granted in 2004, 2003 and 2002, respectively. 15,007 performance units were cancelled in 2004. Each performance unit has a cash value of $100.

The number of shares available for future grants for all plans at
December 31, 2004, including stock options, is 5,075,782.

TIMKEN

10 Financial Instruments

As a result of the company’s worldwide operating activities, it is exposed to changes in foreign currency exchange rates,
which affect its results of operations and financial condition.
The company and certain subsidiaries enter into forward exchange contracts to manage exposure to currency rate fluctuations,
primarily related to anticipated purchases of inventory and equip–
ment. At December 31, 2004 and 2003, the company had forward foreign exchange contracts, all having maturities of less than eighteen months, with notional amounts of $130,794 and
$145,590, and fair values of $8,574 and $4,416, respectively. The forward foreign exchange contracts were entered into primarily by the company’s domestic entity to manage Euro exposures relative to the U.S. Dollar and its European subsidiaries to manage Euro and U.S. Dollar exposures. The realized and unrealized gains and losses on these contracts are deferred and included in inventory or property, plant and equipment, depending on the transaction.
These deferred gains and losses are reclassified from accumulated other comprehensive loss and recognized in earnings when the future transactions occur, or through depreciation expense.

During 2004, the company entered into interest rate swaps with a total notional value of $80 million to hedge a portion of its fixed–rate debt. Under the terms of the interest rate swaps, the company receives interest at fixed rates and pays interest at variable rates.
The maturity dates of the interest rate swaps are January 15, 2008 and February 15, 2010. The fair value of these swaps was $909 at
December 31, 2004. The critical terms, such as principal and notional amounts and debt maturity and swap termination dates, coincide resulting in no hedge ineffectiveness. These instruments are designated and qualify as fair value hedges. Accordingly, the gain or loss on both the hedging instrument and the hedged item attributable to the hedged risk are recognized currently in earnings.

The carrying value of cash and cash equivalents, accounts
receivable, commercial paper, short–term borrowings and accounts payable are a reasonable estimate of their fair value due to the short–term nature of these instruments. The fair value of the company’s long–term fixed–rate debt, based on quoted market
prices, was $549,000 and $533,000 at December 31, 2004 and
2003, respectively. The carrying value of this debt was $539,000 and $546,000.

11 Research and Development

The company performs research and development under
company–funded programs and under contracts with the Federal government and others. Expenditures committed to research and development amounted to $58,500, $55,700 and $57,000 for

2004, 2003 and 2002, respectively. Of these amounts, $8,400,
$3,300 and $5,600, respectively were funded by others.
Expenditures may fluctuate from year to year depending on special projects and needs.

12 Equity Investments

The balances related to investments accounted for under the
equity method are reported in miscellaneous receivables and
other assets on the consolidated balance sheets, which were
approximately $29,800 and $34,000 at December 31, 2004 and
2003, respectively.

Equity investments are reviewed for impairment when circum–
stances (such as lower–than–expected financial performance or change in strategic direction) indicate that the carrying value of the investment may not be recoverable. If an impairment does exist, the equity investment is written down to its fair value with a corresponding charge to the consolidated statement of income.

During 2000, the company’s Steel Group invested in a joint venture,
PEL, to commercialize a proprietary technology that converts iron units into engineered iron oxides for use in pigments, coatings and abrasives. In the fourth quarter of 2003, the company concluded its investment in PEL was impaired due to the following indicators of impairment: history of negative cash flow and losses; 2004 operating plan with continued losses and negative cash flow; and
the continued required support from the company or another party.

In the fourth quarter of 2003, the company recorded a non–cash impairment loss of $45,700, which is reported in other expense–net on the consolidated statement of income.

The company concluded that PEL is a variable interest entity and that the company is the primary beneficiary. In accordance with
FASB Interpretation No. 46, “Consolidation of Variable Interest
Entities, an interpretation of Accounting Research Bulletin No. 51,”
(FIN 46), the company consolidated PEL effective March 31, 2004.
The adoption of FIN 46 resulted in a charge, representing the cumulative effect of change in accounting principle, of $948, which is reported in other expense–net on the consolidated statement of income. Also, the adoption of FIN 46 increased the consolidated balance sheet as follows: current assets by $1,659; property, plant and equipment by $11,333; short–term debt by $11,561; accounts payable and other liabilities by $659; and other non–current liabilities by $1,720. All of PEL’s assets are collateral for its obligations.
Except for PEL’s indebtedness for which the company is a guaran–
tor, PEL’s creditors have no recourse to the general credit of the company.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

13 Retirement and Postretirement Benefit Plans

The company sponsors defined contribution retirement and
savings plans covering substantially all associates in the United
States and certain salaried associates at non–U.S. locations. The company contributes Timken Company common stock to certain
plans based on formulas established in the respective plan agree–
ments. At December 31, 2004, the plans had 12,411,755 shares of Timken Company common stock with a fair value of $322,954.
Company contributions to the plans, including performance shar–
ing, amounted to $22,801 in 2004; $21,029 in 2003; and $14,603 in 2002. The company paid dividends totaling $6,467 in 2004;
$6,763 in 2003; and $6,407 in 2002, to plans holding common
shares.

The company and its subsidiaries sponsor several unfunded
postretirement plans that provide health care and life insurance benefits for eligible retirees and dependents. Depending on
retirement date and associate classification, certain health care plans contain contributions and cost–sharing features such as deductibles and coinsurance. The remaining health care and life insurance plans are noncontributory.

The company and its subsidiaries sponsor a number of defined benefit pension plans, which cover eligible associates.

As part of the Torrington purchase agreement, the company
agreed to prospectively provide former Torrington associates with substantially comparable retirement benefits for a specified period of time. The active Torrington associates became part of Timken’s defined benefit pension plans, but prior service liabilities and defined benefit plan assets remained with IR for the U.S.–based pension plans; however, the company did assume prior service liabilities for certain non–U.S.–based pension plans.

During 2003, the company made revisions, which became effec–
tive on January 1, 2004, to certain of its benefit programs for its
U.S.–based employees resulting in a pretax curtailment gain of
$10,720. Depending on an associate’s combined age and years of service with the company, defined benefit pension plan benefits were reduced or replaced by a new defined contribution plan. The company will no longer subsidize retiree medical coverage for those associates who do not meet a threshold of combined age and years of service with the company

TIMKEN

The company uses a measurement date of December 31 to determine pension and other postretirement benefit measurements for the pension plans and other postretirement benefit plans.

The following tables set forth the change in benefit obligation, change in plan assets, funded status and amounts recognized in the consolidated balance sheet of the defined benefit pension and postretirement benefits as of December 31, 2004 and 2003:

	Defined Benefit Pension Plans		Postretirement Plans

	2004	2003	2004	2003

Change in benefit obligation
Benefit obligation at beginning of year
Service cost
Interest cost
Amendments
Actuarial losses
Associate contributions
Acquisition
International plan exchange rate change
Curtailment loss (gain)
Benefits paid

	$ 2,337,722 37,112 145,880 1,258 197,242 962 – 25,953 – (159,983)	$2,117,144 47,381 137,242 (2,350) 111,230 821 34,905 33,278 1,066 (142,995)	$ 802,218 5,751 48,807 2 14,890 – – 222 – (51,295)	$ 720,675 6,765 49,459 (3,586) 20,228 – 65,516 479 (8,097) (49,221)

Benefit obligation at end of year	$ 2,586,146	$2,337,722	$ 820,595	$ 802,218

Change in plan assets(1)
Fair value of plan assets at beginning of year
Actual return on plan assets
Associate contributions
Company contributions
Acquisition
International plan exchange rate change
Benefits paid
	$ 1,548,142 234,374 962 196,951 – 17,823 (157,386)	$1,198,351 287,597 821 173,990 7,009 22,349 (141,975)

Fair value of plan assets at end of year	$ 1,840,866	$1,548,142

Funded status
Projected benefit obligation in excess of plan assets
Unrecognized net actuarial loss
Unrecognized net asset at transition dates, net of amortization
Unrecognized prior service cost (benefit)
	$ (745,280) 739,079 (598) 95,820	$ (789,580) 657,781 (660) 109,421	$ (820,595) 303,244 – (33,016)	$ (802,218) 307,003 – (37,701)

Prepaid (accrued) benefit cost	$ 89,021	$ (23,038)	$ (550,367)	$ (532,916)

Amounts recognized in the consolidated balance sheet Accrued benefit liability Intangible asset Minimum pension liability included in accumulated other comprehensive loss	$ (603,644) 92,860 599,805	$ (674,502) 106,518 544,946	$ (550,367) – –	$ (532,916) – –

Net amount recognized	$ 89,021	$ (23,038)	$ (550,367)	$ (532,916)

(1) Plan assets are primarily invested in listed stocks and bonds and cash equivalents.

The current portion of accrued pension cost, which is included in salaries, wages and benefits on the consolidated balance sheet, was $135,000 and $197,000 at December 31, 2004 and 2003,
respectively. The current portion of accrued postretirement

benefit cost, which is included in salaries, wages and benefits on the consolidated balance sheet, was $60,000 and $55,950 at December 31, 2004 and 2003, respectively.

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

13 Retirement and Postretirement Benefit Plans (continued)

2004 solid investment performance, which primarily reflected higher stock market returns, increased the company’s pension fund asset values. At the same time, the company’s defined
benefit pension liability also increased as a result of lowering the discount rate from 6.3% to 6.0%.

The accumulated benefit obligations at December 31, 2004
exceeded the market value of plan assets for the majority of the company’s plans. For these plans, the projected benefit obligation was $2,555,000; the accumulated benefit obligation was
$2,425,000; and the fair value of plan assets was $1,813,000 at
December 31, 2004.

In 2004, as a result of increases in the company’s defined benefit pension liability, the company recorded additional minimum
pension liability of $54,859 and a non–cash after tax charge to accumulated other comprehensive loss of $36,468.

For 2005 expense, the company’s discount rate has been reduced from 6.3% to 6.0%. This change will result in an increase in 2005 pretax pension expense of approximately $5,000.

On September 10, 2002, the company issued 3,000,000 shares of its common stock to The Timken Company Collective Investment
Trust for Retirement Trusts (Trust) as a contribution to three company–sponsored pension plans. The fair market value of the
3,000,000 shares of common stock contributed to the Trust was approximately $54,500, which consisted of 2,766,955 shares of the company’s treasury stock and 233,045 shares issued from
authorized common stock. As of December 31, 2004, the
company’s defined benefit pension plans held 1,313,000 common shares with fair value of $34,164. The company paid dividends totaling $927 in 2004 to plans holding common shares.

The following table summarizes the assumptions used by the consulting actuary and the related benefit cost information:
	Pension Benefits			Postretirement Benefits

	2004	2003	2002	2004	2003	2002

Assumptions
Discount rate
Future compensation assumption
Expected long–term return on plan assets

Components of net periodic benefit cost
Service cost
Interest cost
Expected return on plan assets
Amortization of prior service cost
Recognized net actuarial loss
Curtailment loss (gain)
Amortization of transition asset

	6.0% 3% to 4% 8.75% $ 37,112 145,880 (146,199) 15,137 33,075 – (106)	6.3% 3% to 4% 8.75% $ 47,381 137,242 (133,474) 18,506 19,197 560 (574)	6.6% 3% to 4% 9.5% $ 36,115 132,846 (135,179) 19,725 473 6,706 (1,143)	6.0% $ 5,751 48,807 – (4,683) 17,628 – –	6.3% $ 6,765 49,459 – (5,700) 14,997 (8,856) –	6.6% $ 4,357 47,505 – (6,408) 11,827 871 –

Net periodic benefit cost	$ 84,899	$ 88,838	$ 59,543	$ 67,503	$ 56,665	$ 58,152

For measurement purposes, the company assumed a weighted–
average annual rate of increase in the per capita cost (health care cost trend rate) for medical benefits of 10.0% for 2005, declining gradually to 5.0% in 2010 and thereafter; and 12.75% for 2005, declining gradually to 6.0% in 2014 and thereafter for prescription drug benefits.

The assumed health care cost trend rate may have a significant effect on the amounts reported. A one–percentage–point increase in the assumed health care cost trend rate would increase the
2004 total service and interest cost components by $1,807 and would increase the postretirement benefit obligation by
$29,662. A one–percentage–point decrease would provide
corresponding reductions of $1,616 and $26,759, respectively.

TIMKEN

On December 8, 2003, the Medicare Prescription Drug,
Improvement and Modernization Act of 2003 (the Act) was signed into law. The Act provides for prescription drug benefits under
Medicare Part D and contains a subsidy to plan sponsors who pro–
vide “actuarially equivalent” prescription plans. The company believes that it offers “actuarially equivalent” prescription plans. In accordance with FASB Staff Position 106–1, as updated by 106–2, all measures of the APBO or net periodic postretirement benefit cost in the financial statements or accompanying notes reflect the effects of the Act on the plan for the entire fiscal year.

For the year 2004, the effect on the accumulated postretirement benefit obligation attributed to past service as of January 1, 2004 is a reduction of $30,663 and the effect on the amortization of actuarial losses, service cost, and interest cost components of net periodic benefit cost is a reduction of $4,148. No Medicare
subsidies were received in 2004.

Plan Assets:

The company’s pension asset allocation at December 31, 2004 and 2003, and target allocation are as follows:

	Current Target Allocation	Percentage of Pension Plan Assets at December 31

Asset Category	2005	2004	2003

Equity securities Debt securities	60% to 70% 30% to 40%	68% 32%	70% 30%

Total	100%	100%	100%

The company recognizes its overall responsibility to ensure that the assets of its various pension plans are managed effectively and prudently and in compliance with its policy guidelines and all applicable laws. Preservation of capital is important; however, the company also recognizes that appropriate levels of risk are
necessary to allow its investment managers to achieve satisfactory long–term results consistent with the objectives and the fiduciary character of the pension funds. Asset allocation is established in a manner consistent with projected plan liabilities, benefit payments and expected rates of return for various asset classes. The expect–
ed rate of return for the investment portfolio is based on expected rates of return for various asset classes as well as historical asset class and fund performance.

Cash Flows:

Employer Contributions to Defined Benefit Plans

2003 2004 2005 (expected)	$ 173,990 $ 196,951 $ 135,000

Future benefit payments are expected to be as follows:

Benefit Payments	Pension Benefits	Postretirement Benefits

		Gross	Expected Medicare Subsidies	Net Including Medicare Subsidies

2005 2006 2007 2008 2009 2010–2014	$ 154,034 $ 155,267 $ 157,066 $ 160,036 $ 163,258 $ 884,177	$ 59,732 $ 63,181 $ 65,620 $ 67,696 $ 69,595 $ 349,879	$ – $ 2,179 $ 2,340 $ 2,493 $ 2,619 $ 14,091	$ 59,732 $ 61,002 $ 63,280 $ 65,203 $ 66,976 $ 335,788

The accumulated benefit obligation was $2,451,345 and $2,227,003 at December 31, 2004 and 2003, respectively.

TIMKEN

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
Timken’s automotive aftermarket business is now part of the
Industrial Group, which manages the combined distribution
operations. The company’s sales to emerging markets, principally in central and eastern Europe and Asia, previously were reported as part of the Industrial Group. Emerging market sales to automotive original equipment manufacturers are now included in the
Automotive Group.

The Automotive Group includes sales of bearings and other
products and services (other than steel) to automotive original equipment manufacturers for passenger cars, trucks and trailers.
The Industrial Group includes sales of bearings and other products and services (other than steel) to a diverse customer base,
including: industrial equipment; off–highway; rail; and aerospace and defense customers. The company’s bearing products are used in a variety of products and applications including passenger cars, trucks, aircraft wheels, locomotive and railroad cars, machine tools, rolling mills and farm and construction equipment, in aircraft, missile guidance systems, computer peripherals and medical
instruments.

Steel Group includes sales of intermediate alloy, vacuum
processed alloys, tool steel and some carbon grades. These are available in a wide range of solid and tubular sections with a variety of finishes. The company also manufactures custom–made steel products, including precision steel components. A significant portion of the company’s steel is consumed in its bearing
operations. In addition, sales are made to other anti–friction bearing companies and to aircraft, automotive, forging, tooling, oil and gas drilling industries and steel service centers. Tool steels are sold through the company’s distribution facilities.

Measurement of segment profit or loss and segment assets
 The company evaluates performance and allocates resources
based on return on capital and profitable growth. The primary measurement used by management to measure the financial
performance of each Group is adjusted EBIT (earnings before
interest and taxes excluding special items such as impairment and restructuring, integration costs, one–time gains or losses on sales of assets, allocated receipts received or payments made under the
CDSOA, loss on dissolution of subsidiary, acquisition–related currency exchange gains, and other items similar in nature). The accounting policies of the reportable segments are the same as those
described in the summary of significant accounting policies.
Intersegment sales and transfers are recorded at values based on market prices, which creates intercompany profit on intersegment sales or transfers.

Factors used by management to identify the enterprise’s
reportable segments
In the previous years’ Segment Information note to consolidated financial statements, the company reported net sales by geographic area based on the location of its selling subsidiary. In 2004, the company changed its reporting of net sales by geographic area to be more reflective of how the company operates its segments, which is by the destination of net sales. Net sales by geographic area for 2003 and 2002 have been reclassified to conform to the
2004 presentation. Non–current assets by geographic area are reported by the location of the subsidiary.

Geographic Financial Information	United States	Europe	Other Countries	Consolidated

2004 Net sales Non–current assets	$ 3,114,138 1,536,859	$ 784,778 410,407	$ 614,755 257,943	$ 4,513,671 2,205,209

2003 Net sales Non–current assets	$ 2,673,007 1,753,221	$ 648,412 365,969	$ 466,678 193,494	$ 3,788,097 2,312,684

2002 Net sales Non–current assets	$ 1,876,696 1,472,680	$ 347,220 223,348	$ 326,159 84,036	$ 2,550,075 1,780,064

TIMKEN

Segment Financial Information	2004	2003	2002

Automotive Group Net sales to external customers Depreciation and amortization EBIT as adjusted Capital expenditures Assets employed at year–end	$ 1,582,226 78,100 15,919 73,385 1,280,979	$1,396,104 82,958 15,685 71,294 1,180,537	$ 752,763 33,866 11,095 34,948 663,864

Industrial Group Net sales to external customers Intersegment sales Depreciation and amortization EBIT, as adjusted Capital expenditures Assets employed at year–end	$ 1,709,770 1,437 71,352 177,913 49,721 1,680,175	$1,498,832 837 61,018 128,031 33,724 1,617,898	$ 971,534 – 45,429 73,040 32,178 1,105,684

Steel Group Net sales to external customers Intersegment sales Depreciation and amortization EBIT (loss), as adjusted Capital expenditures Assets employed at year–end	$ 1,221,675 161,941 59,979 54,756 23,907 977,346	$ 893,161 133,356 64,875 (6,043) 24,297 891,354	$ 825,778 155,500 67,240 32,520 23,547 978,808

Total Net sales to external customers Depreciation and amortization EBIT, as adjusted Capital expenditures Assets employed at year–end	$ 4,513,671 209,431 248,588 147,013 3,938,500	$3,788,097 208,851 137,673 129,315 3,689,789	$2,550,075 146,535 116,655 90,673 2,748,356

Reconciliation to Income Before Income Taxes
Total EBIT, as adjusted, for reportable segments
Impairment and restructuring
Integration/Reorganization expenses
(Loss) gain on sale of assets
CDSOA net receipts, net of expenses
Acquisition–related unrealized currency exchange gains
Impairment charge for investment in PEL
Gain on sale of real estate
Loss on dissolution of subsidiary
Loss on sale of business
Adoption of FIN 46 for investment in PEL
Other
Interest expense
Interest income
Intersegment adjustments	$ 248,588 (13,434) (27,025) (734) 44,429 – – 22,509 (16,186) (5,399) (948) (719) (50,834) 1,397 (1,865)	$ 137,673 (19,154) (33,913) 1,996 65,559 1,696 (45,730) – – – – – (48,401) 1,123 (47)	$ 116,655 (32,143) (18,445) – 50,202 – – – – – – – (31,540) 1,676 (887)

Income before income taxes and cumulative effect of change in accounting principle	$ 199,779	$ 60,802	$ 85,518

TIMKEN

Notes to Consolidated Financial Statements

(Thousands of dollars, except share data)

15 Income Taxes
For financial statement reporting purposes, income before income taxes, based on geographic location of the operation to which such earnings are attributable, is provided below. The Timken Company has elected to treat certain foreign entities as branches for US income tax purposes, therefore pretax income by location is not directly related to pretax income as reported to the respective taxing jurisdictions.

	Income before income taxes

	2004	2003	2002

United States Non– United States	$165,392 $ 34,387	$ 53,560 $ 7,242	$ 191,105 $(105,587)

Income before income taxes	$199,779	$ 60,802	$ 85,518

The provision (credit) for income taxes consisted of the following:

	2004		2003		2002

	Current	Deferred	Current	Deferred	Current	Deferred

United States: Federal State and local Foreign	$ (12,976) 4,078 10,982	$ 53,646 1,063 7,330	$ – 1,020 18,895	$ 48 1,271 3,087	$ 5,220 3,936 7,661	$ 17,808 (1,682) 1,124

	$ 2,084	$ 62,039	$ 19,915	$ 4,406	$ 16,817	$ 17,250

The company made income tax payments of approximately $49,758 and $13,830 in 2004 and 2003, respectively. During
2002, the company received income tax refunds of approximately $27,000. Taxes paid differ from current taxes provided, primarily due to the timing of payments.

Following is the reconciliation between the provision for income taxes and the amount computed by applying U.S. federal income tax rate of 35% to income before income taxes:

	2004	2003	2002

Income tax at the statutory federal rate
Adjustments:
        State and local income taxes, net of federal tax benefit
        Tax on foreign remittances
        Losses without current tax benefits
        Foreign Jurisdictions with different tax rates
        Deductible dividends paid to ESOP
        Extraterritorial Income Benefit
        Tax Holiday
        Settlements of prior year liabilities
        Change in tax status of certain entities
        Other items
Provision for income taxes	$ 69,922 3,743 4,164 28,630 (6,123) (2,013) (2,308) (4,505) (12,673) (11,954) (2,760) $ 64,123	$ 21,281 1,489 3,027 8,866 (2,824) (1,975) (8,626) (2,166) 500 – 4,749 $ 24,321	$ 29,931 1,465 2,225 3,598 664 (2,137) (980) – 2,548 – (3,247) $ 34,067

Effective income tax rate	32.1%	40%	40%

In connection with various investment arrangements, the Company has a “holiday” from income taxes in the Czech Republic and China. These agreements were new to the Company in 2003 and expire in 2010 and 2007, respectively. In total, the agreements reduced income tax expenses by $4,500 in 2004 and $2,200 in
2003. These savings resulted in an increase to earnings per
diluted share of $0.05 in 2004 and $0.03 in 2003.

TIMKEN

The effect of temporary differences giving rise to deferred tax assets and liabilities at December 31, 2004 and 2003 were as follows:

	2004	2003

Deferred tax assets: Accrued postretirement benefits cost Accrued pension cost Inventory Benefit accruals Tax loss and credit carryforwards Other–net Valuation allowance	$ 198,210 166,525 27,832 14,479 170,799 17,302 (129,328)	$192,860 145,451 16,660 22,908 205,086 10,539 (100,851)

Deferred tax liability – depreciation & amortization	465,819 (298,918)	492,653 (293,580)

Net deferred tax asset	$ 166,901	$199,073

The company has U.S. loss carryforwards with tax benefits totaling
$79,800. These losses will start to expire in 2021. In addition, the company has loss carryforward tax benefits in various foreign jurisdictions of $62,100 with various expiration dates and state and local loss carryforward tax benefits of $15,100, which will begin to expire in 2014. The company has provided a $100,800 valuation against certain U.S. and foreign loss carryforward tax benefits, a
$12,200 valuation against other deferred tax assets of certain foreign subsidiaries, and a $12,200 valuation against the state and local loss carryforward tax benefits.

The company has a research tax credit carryforward of $3,400, an
AMT credit carryforward of $5,200 and state income tax credits of
$4,900. The research tax credits will expire annually between 2019 and 2023 and the AMT credits do not have any expiration date. The state income tax credits will expire at various intervals beginning in
2004 and have a $4,100 valuation against them.

Prior to the American Jobs Creation Act of 2004, the company planned to reinvest undistributed earnings of all non–U.S. sub sidiaries. The amount of undistributed earnings for this purpose was approximately $185,000 at December 31, 2004.

On October 22, 2004, the President signed the American Jobs
Creation Act of 2004 (the Act). The Act creates a temporary
incentive for U.S. corporations to repatriate accumulated income earned abroad by providing an 85 percent dividends received
deduction for certain dividends from controlled foreign corpora–
tions. This deduction is subject to a number of limitations. As such, the company is not yet in a position to decide on whether, and to what extent, it might repatriate foreign earnings that have not yet been remitted to the U.S. The company expects to finalize its assessment by June 30, 2005.

TIMKEN

Report of Management on Internal Control
Over Financial Reporting

The management of The Timken Company is responsible for estab–
lishing and maintaining adequate internal control over financial reporting for the company. Timken’s internal control system was designed to provide reasonable assurance regarding the preparation and fair presentation of published financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projec–
tions of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Timken management assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2004.
In making this assessment, it used the criteria set forth by the

Committee of Sponsoring Organizations of the Treadway
Commission (COSO). Based on our assessment under COSO’s
“Internal Control–Integrated Framework,” management believes that, as of December 31, 2004, Timken’s internal control over financial reporting is effective.

Ernst & Young LLP, independent registered public accounting firm, has issued an audit report on our assessment of Timken’s internal control over financial reporting. This report appears on page 63.

/s/ James W. Griffith President and Chief Executive Officer	/s/ Glenn A. Eisenberg Executive Vice President – Finance and Administration

Management Certifications

James W. Griffith, President and Chief Executive Officer of Timken,
has certified to the New York Stock Exchange that he is not aware of any violation by Timken of New York Stock Exchange corporate governance standards.

Section 302 of the Sarbanes–Oxley Act of 2002 requires Timken’s principal executive officer and principal financial officer to file certain certifications with the Securities and Exchange Commission relating to the quality of Timken’s public disclosures. These certifications are filed as exhibits to Timken’s Annual Report on Form 10–K.

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders
The Timken Company

We have audited the accompanying consolidated balance sheets of The Timken Company and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the
Public Company Accounting Oversight Board (United States).
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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of
The Timken Company and subsidiaries at December 31, 2004 and
2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31,
2004, in conformity with U.S. generally accepted accounting
principles.

We also have audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States), the
effectiveness of The Timken Company’s internal control over
financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway
Commission and our report dated February 28, 2005 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 28, 2005

TIMKEN

Report of Independent Registered Public
Accounting Firm

To the Board of Directors and Shareholders
The Timken Company

We have audited management’s assessment, included in the
accompanying Report of Management on Internal Control Over
Financial Reporting, that The Timken Company maintained
effective internal control over financial reporting as of December
31, 2004, based on criteria established in Internal Control –
Integrated Framework issued by the Committee of Sponsoring
Organizations of the Treadway Commission (the COSO criteria).
The Timken Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.
Our responsibility is to express an opinion on management’s
assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the
Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s
assessment, testing and evaluating the design and operating
effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We
believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted
accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting
principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized
acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also,
projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that The Timken
Company maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The
Timken Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the
Public Company Accounting Oversight Board (United States), the
consolidated balance sheets of The Timken Company as of
December 31, 2004 and 2003, and the related consolidated
statements of income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2004 of
The Timken Company and our report dated February 28, 2005
expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Cleveland, Ohio
February 28, 2005

TIMKEN

Forward–Looking Statements

Certain statements set forth in this annual report (including the company’s forecasts, beliefs and expectations) that are
not historical in nature are “forward–looking” statements
within the meaning of the Private Securities Litigation
Reform Act of 1995. In particular the Corporate Profile on
pages 3 through 4 and Management’s Discussion and
Analysis on pages 19 through 37 contain numerous forwardlooking statements. The company cautions readers that
actual results may differ materially from those expressed or implied in forward–looking statements made by or on behalf
of the company due to a variety of important factors, such as:

a) risks associated with the acquisition of Torrington,
     including the uncertainties in both timing and amount
     of actual benefits, if any, that may be realized as a result of the integration of the Torrington business with the
     company’s operations and the timing and amount of the
     resources required to achieve those benefits.

b) changes in world economic conditions, including
     additional adverse effects from terrorism or hostilities.
     This includes, but is not limited to, political risks
     associated with the potential instability of governments
     and legal systems in countries in which the company
     or its customers conduct business and significant
     changes in currency valuations.

c) the effects of fluctuations in customer demand on sales,
     product mix and prices in the industries in which the
     company operates. This includes the ability of the
     company to respond to the rapid improvement in the
     industrial market, the effects of customer strikes, the
     impact of changes in industrial business cycles and
     whether conditions of fair trade continue in the
     U.S. market.

d) competitive factors, including changes in market
     penetration, increasing price competition by existing or
     new foreign and domestic competitors, the introduction
     of new products by existing and new competitors and
     new technology that may impact the way the company’s
     products are sold or distributed.

e) changes in operating costs. This includes: the effect
     of changes in the company’s manufacturing processes;
     changes in costs associated with varying levels of
     operations; higher cost and availability of raw materials

     and energy; the company’s ability to mitigate the impact
     of higher material costs through surcharges and/or price
     increases; changes resulting from inventory management
     and cost reduction initiatives and different levels of
     customer demands; the effects of unplanned work stoppages;
     and changes in the cost of labor and benefits.

f) the success of the company’s operating plans, including
     its ability to achieve the benefits from its manufacturing transformation, and administrative cost reduction initiatives as well as its ongoing continuous improvement and
     rationalization programs; the ability of acquired companies to achieve satisfactory operating results; and its ability to maintain appropriate relations with unions that represent
     company associates in certain locations in order to avoid
     disruptions of business.

g) the success of the company’s plans concerning the
     transfer of bearing production from Canton, including the
     possibility that the transfer of production will not achieve the desired results, the possibility of disruption in the
     supply of bearings during the process, and the outcome of
     the company’s discussions with the union that represents
     company associates at the affected facilities.

h) unanticipated litigation, claims or assessments. This
     includes, but is not limited to, claims or problems related to intellectual property, product liability or warranty and environmental issues.

i) changes in worldwide financial markets, including interest rates to the extent they affect the company’s ability to
     raise capital or increase the company’s cost of funds, have an impact on the overall performance of the company’s
     pension fund investments and/or cause changes in the
     economy which affect customer demand.

Additional risks relating to the company’s business, the
industries in which the company operates or the company’s
common stock may be described from time to time in the
company’s filings with the SEC. All of these risk factors are difficult to predict, are subject to material uncertainties that may affect actual results and may be beyond the company’s
control.

Except as required by the federal securities laws, the
company undertakes no obligation to publicly update or
revise any forward–looking statement, whether as a result
of new information, future events or otherwise.

TIMKEN

Quarterly Financial Data

2004	Net Sales	Gross Profit	Impairment & Restructuring	Net Income (Loss)	Earnings per Basic	Share(1) Diluted	Dividends per Share
(Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 1,098,785 1,130,287 1,096,724 1,187,875	$ 202,523 205,587 184,045 246,430	$ 730 329 2,939 9,436	$ 28,470 25,341 17,463 64,382(2)(5)	$ .32 .28 .19 .71	$ .32 .28 .19 .71	$ .13 .13 .13 .13

	$ 4,513,671	$ 838,585	$ 13,434	$135,656	$ 1.51	$ 1.49	$ .52

2003 (Thousands of dollars, except per share data)
Q1 Q2 Q3 Q4	$ 838,007 990,253 938,012 1,021,825	$ 137,762(3) 158,069 147,610 195,677	$ – 853 1,883 16,418	$ 11,339 3,921 (1,275) 22,496(2)(4)	$ .15 .05 (.01) .26	$ .15 .05 (.01) .25	$ .13 .13 .13 .13

	$ 3,788,097	$ 639,118(3)	$ 19,154	$ 36,481	$ .44	$ .44	$ .52

(1)Annual earnings per share do not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.
(2)Includes receipt (net of expenses) of $44.4 million and $65.6 million in 2004 and 2003 resulting from the U.S. Continued Dumping and Subsidy Offset Act.
(3)Gross profit for 2003 includes a reclassification of $7.5 million from cost of products sold to selling administrative and general expenses for Torrington engineering and research and development expenses to be consistent with the company’s 2004 cost classification methodology.
(4)Includes $45.7 million for write–off of investment in joint venture, PEL.
(5)Includes $17.1 million for the gain on sale of non–strategic assets and $16.2 million for the loss on dissolution of a subsidiary.

2004 Stock Prices			2003 Stock Prices
	High	Low		High	Low

Q1 Q2 Q3 Q4	$24.70 26.49 26.49 27.50	$18.74 20.81 22.50 22.82	Q1 Q2 Q3 Q4	$20.46 18.50 19.25 20.32	$14.88 15.59 14.55 15.31

TIMKEN

Summary of Operations and Other Comparative Data

	2004	2003	2002	2001
(Thousands of dollars, except per share data)
Statements of Income Net sales: Automotive Bearings Industrial Bearings Total Bearings Steel	$ 1,582,226 1,709,770 3,291,996 1,221,675	$ 1,396,104 1,498,832 2,894,936 893,161	$ 752,763 971,534 1,724,297 825,778	$ 642,943 990,365 1,633,308 813,870

Total net sales	4,513,671	3,788,097	2,550,075	2,447,178

    Gross profit
    Selling, administrative and general expenses
    Impairment and restructuring charges
    Operating income (loss)
    Other income (expense) – net
    Earnings before interest and taxes (EBIT)(1)
    Interest expense
    Income (loss) before cumulative effect of
        accounting changes
    Net income (loss)

Balance Sheets
    Inventory
    Working capital
    Property, plant and equipment – net
    Total assets
    Total debt:
        Commercial paper
        Short–term debt
        Current portion of long–term debt
        Long–term debt
	838,585 587,923 13,434 237,228 11,988 249,216 50,834 135,656 $ 135,656 $ 874,833 691,964 1,582,957 3,938,500 – 157,417 1,273 620,634	639,118(6) 521,717(6) 19,154 98,247 9,833 108,080 48,401 36,481 $ 36,481 $ 695,946 375,637 1,610,848 3,689,789 – 114,469 6,725 613,446	469,577 358,866 32,143 78,568 36,814 115,382 31,540 51,451 $ 38,749 $ 488,923 334,222 1,226,244 2,748,356 8,999 78,354 23,781 350,085	400,720 363,683 54,689 (17,652) 22,061 4,409 33,401 (41,666) $ (41,666) $ 429,231 187,224 1,305,345 2,533,084 1,962 84,468 42,434 368,151

Total debt Net debt: Total debt Less: cash and cash equivalents	779,324 779,324 (50,967)	734,640 734,640 (28,626)	461,219 461,219 (82,050)	497,015 497,015 (33,392)

Net debt(5) Total liabilities Shareholders’ equity Capital: Net debt Shareholders’ equity	728,357 2,668,652 $ 1,269,848 728,357 1,269,848	706,014 2,600,162 $ 1,089,627 706,014 1,089,627	379,169 2,139,270 $ 609,086 379,169 609,086	463,623 1,751,349 $ 781,735 463,623 781,735

Capital

Other Comparative Data
    Net income (loss) / Total assets
    Net income (loss) / Net sales
    EBIT / Net sales
    EBIT / Beginning invested capital (2)
    Beginning invested capital:
        Total assets
            Less: cash and cash equivalents
            Current portion of deferred income taxes
            Long term portion of deferred income taxes
            Accounts payable and other liabilities
            Salaries, wages and benefits
            Accrued pension cost
            Accrued postretirement benefits cost
            Income taxes

	1,998,205 3.4% 3.0% 5.5% 9.7% 3,689,789 (28,626) (50,271) (148,802) (425,157) (376,603) – – (78,514)	1,795,641 1.0% 1.0% 2.9% 5.6% 2,748,356 (82,050) (36,003) (169,051) (296,543) (222,546) – – (3,847)	988,255 1.4% 1.5% 4.5% 6.0% 2,533,084 (33,392) (42,895) (27,164) (258,001) (254,291) – – –	1,245,358 (1.6)% (1.7)% 0.2% 0.2% 2,564,105 (10,927) (43,094) – (239,182) (137,320) – – (1,527)

Beginning invested capital
Net sales per associate (3)
Capital expenditures
Depreciation and amortization
Capital expenditures / Net sales
Dividends per share
Earnings per share (4)
Earnings per share – assuming dilution (4)
Net debt to capital (5)
Number of associates at year–end
Number of shareholders (9)	2,581,816 $ 173.6 $ 147,013 $ 209,431 3.3% $ 0.52 $ 1.51 $ 1.49 36.5% 25,931 42,484	1,938,316 $ 172.0 $ 129,315 $ 208,851 3.4% $ 0.52 $ 0.44 $ 0.44 39.3% 26,073 42,184	1,917,341 $ 139.0 $ 90,673 $ 146,535 3.6% $ 0.52 $ 0.63 $ 0.62 38.4% 17,963 44,057	2,132,055 $ 124.8 $ 102,347 $ 152,467 4.2% $ 0.67 $ (0.69) $ (0.69) 37.2% 18,735 39,919
(1) EBIT is defined as operating income plus other income (expense) – net.
(2) The company uses EBIT/Beginning invested capital as a type of ratio that indicates return on capital. EBIT is defined as operating income plus other income (expense) – net. Beginning invested capital is calculated as total assets less the following balance sheet line items: cash and cash equivalents; the current and long–term portions of deferred income taxes; accounts payable and other liabilities; salaries, wages and benefits; and income taxes.
(3) Based on the average number of associates employed during the year.
(4) Based on the average number of shares outstanding during the year and includes the cumulative effect of accounting change in 2002, which related to the adoption of SFAS No. 142.
(5) The company presents net debt because it believes net debt is more representative of the company’s indicative financial position due to temporary changes in cash and cash equivalents.
(6) Gross profit for 2003 included a reclassification of $7.5 million from cost of products sold to selling, administrative and general expenses for Torrington engineering and research and development expenses to be consistent with the company’s 2004 cost classification methodology.
(7) It is impractical for Timken to reflect 2000 segment financial information related to the 2003 reorganization of its Automotive and Industrial Groups, as this structure was not in place at the time.
(8) It is impracticable for the company to restate prior year segment financial information into Automotive Bearings and Industrial Bearings as this structure was not in place until 2000.
(9) Includes an estimated count of shareholders having common stock held for their accounts by banks, brokers and trustees for benefit plans.

TIMKEN

2000	1999	1998	1997	1996	1995

$ 839,838(7) 923,477(7) 1,763,315 879,693	$ (8) (8) 1,759,871 735,163	$ (8) (8) 1,797,745 882,096	$ (8) (8) 1,718,876 898,686	$ (8) (8) 1,598,040 796,717	$ (8) (8) 1,524,728 705,776

2,643,008	2,495,034	2,679,841	2,617,562	2,394,757	2,230,504
500,873 367,499 27,754 105,620 (6,580) 99,040 31,922 45,888 $ 45,888 $ 489,549 311,090 1,363,772 2,564,105 76,930 105,519 26,974 305,181	492,668 359,910 – 132,758 (9,638) 123,120 27,225 62,624 $ 62,624 $ 446,588 348,455 1,381,474 2,441,318 35,937 81,296 5,314 327,343	581,655 356,672 – 224,983 (16,117) 208,866 26,502 114,537 $ 114,537 $ 457,246 359,914 1,349,539 2,450,031 29,873 96,720 17,719 325,086	612,188 332,419 – 279,769 6,005 286,766 21,432 171,419 $ 171,419 $ 445,853 275,607 1,220,516 2,326,550 71,566 61,399 23,620 202,846	566,363 319,458 – 246,905 (3,747) 242,304 17,899 138,937 $ 138,937 $ 419,507 265,685 1,094,329 2,071,338 46,977 59,457 30,396 165,835	507,041 304,046 – 202,995 (10,229) 197,957 19,813 112,350 $ 112,350 $ 367,889 247,895 1,039,382 1,925,925 5,037 54,727 314 151,154

514,604 514,604 (10,927)	449,890 449,890 (7,906)	469,398 469,398 (320)	359,431 359,431 (9,824)	302,665 302,665 (5,342)	211,232 211,232 (7,262)

503,677 1,559,423 $ 1,004,682 503,677 1,004,682	441,984 1,395,337 $ 1,045,981 441,984 1,045,981	469,078 1,393,950 $ 1,056,081 469,078 1,056,081	349,607 1,294,474 $ 1,032,076 349,607 1,032,076	297,323 1,149,110 $ 922,228 297,323 922,228	203,970 1,104,747 $ 821,178 203,970 821,178

1,508,359 1.8% 1.7% 3.7% 4.9% 2,441,318 (7,906) (39,706) – (236,602) (120,295) – – (5,627)	1,487,965 2.6% 2.5% 4.9% 6.0% 2,450,031 (320) (42,288) (20,409) (221,823) (106,999) – – (17,289)	1,525,159 4.7% 4.3% 7.8% 11.4% 2,326,550 (9,824) (42,071) (26,605) (253,033) (134,390) – – (22,953)	1,381,683 7.4% 6.5% 11.0% 17.7% 2,071,338 (5,342) (54,852) (3,803) (237,020) (86,556) (18,724) (19,746) (29,072)	1,219,551 6.7% 5.8% 10.1% 16.9% 1,925,925 (7,262) (50,183) (31,176) (229,096) (76,460) (43,241) (22,765) (30,723)	1,025,148 5.8% 5.0% 8.9% 14.1% 1,858,734 (12,121) (49,222) (45,395) (216,568) (68,812) (29,502) (21,932) (13,198)

2,031,182 $ 127.9 $ 162,717 $ 151,047 6.2% $ 0.72 $ 0.76 $ 0.76 33.4% 20,474 42,661	2,040,903 $ 119.1 $ 173,222 $ 149,949 6.9% $ 0.72 $ 1.01 $ 1.01 29.7% 20,856 42,907	1,837,674 $ 127.5 $ 258,621 $ 139,833 9.7% $ 0.72 $ 1.84 $ 1.82 30.8% 21,046 45,942	1,616,223 $ 130.5 $ 229,932 $ 134,431 8.8% $ 0.66 $ 2.73 $ 2.69 25.3% 20,994 46,394	1,435,019 $ 132.4 $ 155,925 $ 126,457 6.5% $ 0.60 $ 2.21 $ 2.19 24.4% 19,130 31,813	1,401,984 $ 134.2 $ 131,188 $ 123,409 5.9% $ 0.56 $ 1.80 $ 1.78 19.9% 17,034 26,792

TIMKEN

APPENDIX TO EXHIBIT 13

On page 1 of the printed document, three bar charts were shown which contain the following information:

(1)	Net Sales ($ Millions)
	2000 2001 2002 2003 2004	2,643 2,447 2,550 3,788 4,514

(2)	Earnings (loss) per share – diluted
	2000 2001 2002 2003 2004	0.76 (0.69) 0.62 0.44 1.49

(3)	Dividends per share
	2000 2001 2002 2003 2004	0.72 0.67 0.52 0.52 0.52

TIMKEN